Exhibit 99.1

EXHIBIT 99.1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the business of Tata Motors Limited (“TML”).

GLOSSARY

Unless otherwise specified or the context requires otherwise, the terms mentioned below shall have the following meaning assigned to them:

“ADS”	TML’s American Depositary Shares which were formerly listed on the New York Stock Exchange;

“Articles”	TML’s Articles of Association;

“ASEAN”	The Association of Southeast Asian Nations;

“Bharat Stage”	The emission standards instituted by the GoI to regulate the output of air pollutants from internal combustion engine equipment including motor vehicles;

“Board”	TML’s board of directors;

British pounds”, “GBP”, pounds sterling”, or “£”	Pounds sterling, the currency of the United Kingdom;

“BSE”	BSE Limited;

“CAFE”	Corporate Average Fuel Economy;

“CCI”	The Competition Commission of India;

“CENVAT”	Central Added Value Tax;

“CEO”	Chief Executive Officer;

“CFO”	Chief Financial Officer;

“CGU”	cash-generating units;

“Chery”	Chery Automobile Co. Ltd;

“Civil Code”	Indian Code of Civil Procedure, 1908;

“CNG”	Compressed natural gas;

“Commercial Vehicle” or “CV”	Vehicles in TML’s commercial vehicle segment;

“Companies Act”	Refers to the Companies Act, 1956 (to the extent applicable) or Companies Act, 2013 (to the extent applicable) of the Republic of India, as amended or any other enactment repealing the Act;

“CRC Scheme”	CRC Energy Efficiency Scheme;

“Directors”	Members of the Board;

“ECB”	The external commercial borrowings;

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“EDU”	Electric Drive Units;

“EMC”	engine manufacturing centre;

“EPA”	U.S. Environmental Protection Agency;

“EPCG Scheme”	The Export Promotion Capital Goods Scheme;

“ERC”	Engineering Research Centre;

“EU”	The European Union;

“FATCA”	Foreign Account Tax Compliance Act;

“FEMA”	Foreign Exchange Management Act, 1999;

“FDI Policy”	The Foreign Direct Investment Policy;

“Fiscal Year”	TTML’s financial year running from 1 April to 31 March;

“Ford”	Ford Motor Company;

“GAAP”	Generally Accepted Accounting Principles;

“GDP”	Gross domestic product;

“GDPR”	General Data Protection Regulation (Regulation (EU) 2016/679);

“GoI” or the “Government”	The Government of India;

“GST”	Goods and Services Tax;

“GVW”	Gross vehicle weight;

“I&LCVs”	intermediate and light commercial vehicles;

“ICAI”	Institute of Chartered Accountants of India;

“IFRS”	International Financial Reporting Standards issued by the International Accounting Standards Board;

“ILCVs”	Intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

“Ind-AS”	Indian Accounting Standards;

“internal control”	Is a process, effected by an entity’s board of directors, management, and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (a) effectiveness and efficiency of operations; (b) reliability of financial reporting; and (c) compliance with laws and regulations;

“IRDAI”	Insurance Regulatory and Development Authority of India;

“IT”	Information technology, all technical means for processing and communicating information, including methods for communication (communication protocols, transmission techniques, communications equipment, media (communication)), as well as techniques for storing and processing information (computing and data storage);

“Jaguar Land Rover” or	Jaguar Land Rover Automotive plc and its subsidiaries on a

“JLR”	consolidated basis;

“LCVs”	Light commercial vehicles;

“LEV3”	low-emission vehicle;

“LPG”	Liquefied petroleum gas;

“M&HCV”	Medium and heavy commercial vehicle;

“MCA”	Ministry of Corporate Affairs;

“MCV”	Medium commercial vehicle;

“NAFTA”	North American Free Trade Agreement;

“NCLAT”	National Company Law Appellate Tribunal;

“NCLT”	National Company Law Tribunal;

“NHTSA”	National Highway Traffic Safety Administration;

“NSCs”	national sales companies;

“NSE”	National Stock Exchange of India Limited;

“OEM”	Original equipment manufacturer;

“Passenger Cars”	Vehicles that have a seating capacity of up to five persons, including the driver;

“Passenger Vehicles”	Passenger Cars or Utility Vehicles;

“PRC” or “China”	People’s Republic of China;

“R&D”	Research and development;

“RBI”	Reserve Bank of India;

“RDE”	Real Driving Emissions;

“SAARC countries”	South Asian Association for Regional Cooperation;

“SCV”	Small commercial vehicles;

“SEBI”	Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act, 1992;

“SEC”	U.S. Securities and Exchange Commission;

“SGX-ST”	Singapore Exchange Securities Trading Limited;

“Shares”	The ordinary shares and ‘A’ ordinary shares of TML;

“Sheba”	Sheba Properties Limited;

“SUVs”	Sports utility vehicle;

“Takata”	Takata Corporation;

“Tata Steel”	Tata Steel Limited;

“TDCL”	TML Distribution Company Limited;

“TDCV”	Tata Daewoo Commercial Vehicle Co. Ltd, Korea;

“Thonburi Group”	Thonburi Automotive Assembly Plant Co. Ltd Thailand;

“Tier 3”	Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA;

“TMETC”	Tata Motors European Technical Centre;

“TMFL”	Tata Motors Finance Limited;

“TMFHL”	TMF Holdings Limited;

“TMFSL”	Tata Motors Finance Solutions Limited;

“TMIBASL”	Tata Motors Insurance Broking and Advisory Services Limited;

“TML”	Tata Motors Limited or the Company;

“TMLDL”	TML Drivelines Limited;

“Trilix”	Trilix Srl., Turin (Italy);

“TTL”	Tata Technologies Limited;

“U.K.”	The United Kingdom;

“U.S.”	The United States of America;

“U.S. dollars”, “US$” or “$”	U.S. dollars, the currency of the United States of America;

“USMCA”	United States-Mexico-Canada Agreement;

“UVs” or “Utility Vehicles”	Vehicles that have a seating capacity of five to ten persons, including the driver, which includes SUVs, multi-purpose vehicles and vans;

“VIU”	Value In Use; and

“WLTP”	Worldwide Harmonised Light Vehicle Test Procedure;

RISK FACTORS

n this section, any references to “Jaguar Land Rover” are to Jaguar Land Rover Automotive plc and its subsidiaries on a consolidated basis. Jaguar Land Rover is a wholly-owned subsidiary of TML Holdings Pte. Ltd., which is a wholly-owned subsidiary of TML.

Risks associated with the Company’s Business and the Automotive Industry.

The United Kingdom’s contemplated exit from the European Union may adversely impact Jaguar Land Rover’s business, results of operations and financial condition.

In a non-binding referendum on the United Kingdom’s membership in the European Union in June 2016, a majority of the electorate voted for the United Kingdom’s withdrawal from the European Union, also known as Brexit. Following the United Kingdom’s invocation of Article 50 of the Lisbon Treaty on 29 March 2017, the United Kingdom is currently negotiating its exit from the European Union with the aim to define a withdrawal agreement which should cover several aspects of the United Kingdom’s withdrawal from the EU, in particular as to civil rights, financial disputes, protocols on Ireland, Gibraltar and Cyprus and a number of other regulations in connection with the withdrawal (the “Withdrawal Agreement”). In November 2018, the United Kingdom and the European Union agreed upon a draft Withdrawal Agreement setting out the terms of the United Kingdom’s departure. This agreement included a two-year transition period, during which the European Union would treat the United Kingdom as if it were still a member of the European Union. This was included to facilitate the orderly withdrawal of the United Kingdom from the European Union and to provide additional legal certainty once European Union law ceases to apply to the United Kingdom. Although the Withdrawal Agreement has already been ratified by the European Union, the ratification by the United Kingdom is uncertain as of the date hereof, as the British Parliament has already rejected approval of the Withdrawal Agreement in three parliamentary votes and may never approve it. On 11 April 2019, after a first extension until at least 12 April 2019, the European Council granted an extension of the notice period under Article 50 to 31 October 2019. On 18 October 2019 the European Union and the government of the United Kingdom agreed on an amended Withdrawal Agreement, which was again rejected by the U.K. Parliament. As a result, the United Kingdom and the European Union agreed to a new extension until 31 January 2020. In addition, the U.K. Parliament voted to call a general election on 12 December 2019. As of the date hereof, the form of the United Kingdom’s expected withdrawal from, and future relations with, the European Union is highly uncertain. If the United Kingdom or the EU member states do not approve a new Withdrawal Agreement by 31 January 2020, the United Kingdom would exit the European Union without an agreement and without any transition period, unless, prior to such date, another extension is applied for by the United Kingdom and agreed to by the European Union, or the Article 50 notification is validly revoked by the United Kingdom. Because the political situation surrounding Brexit has been characterised by rapid developments and unexpected change, it is ultimately impossible to predict the timing, or eventual results, of the Brexit process.

Depending on the outcome of the negotiations, including if the United Kingdom exits the European Union without a formal agreement, and also taking into account the uncertainties connected with the outcome of the general election, the United Kingdom could lose its present rights or terms of access to the European Union single market and European Union customs area and to the global trade deals negotiated by the European Union on behalf of its members. New or modified trade arrangements between the United Kingdom and other countries may have a material adverse effect on the Jaguar Land Rover’s business. A decline in trade could also affect the attractiveness of the United Kingdom as a global investment center and, as a result, could have a detrimental impact on the level of investment in United Kingdom companies, including the extended value chain of Jaguar Land Rover. The uncertainty concerning the terms of Brexit could also have a negative impact on the growth of the United Kingdom economy, which may cause Jaguar Land Rover’s customers to re-evaluate when and to what extent they are willing to spend on Jaguar Land Rover’s products and services. The uncertainty surrounding Brexit could also result in greater volatility in the British pound against foreign currencies in which Jaguar Land Rover conducts business, particularly the U.S. dollar, the Euro and the Chinese Renminbi.

The Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom have created significant uncertainty regarding the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate. This uncertainty may adversely affect business activity and economic conditions in the United Kingdom and the Eurozone. In particular, changes in taxes, tariffs and other fiscal policies could have a significant impact on Jaguar Land Rover; 22% of its retail sales volume in Fiscal Year 2019 was to customers based in the European Union (excluding the United Kingdom) and a substantial portion of its suppliers are situated there. The Jaguar

Land Rover may be subject to risks associated with supply chains if access to the European Union market is restricted as a result of Brexit. Changes to the United Kingdom’s border and immigration policy could likewise occur as a result of Brexit, potentially affecting its business’s ability to recruit and retain employees from outside the United Kingdom. Any of the foregoing factors and other factors relating to Brexit that Jaguar Land Rover cannot predict may have a material adverse effect on its business, results of operations and financial condition, including the risks of impairments.

If the Company is unable to effectively implement or manage its growth strategy, the Company’s operating results and financial condition could be materially and adversely affected.

As part of the Company’s growth strategy, it may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand the Company’s businesses into new geographical markets. There is a range of risks inherent in such a strategy that could adversely affect the Company’s ability to achieve these objectives, including, but not limited to, the following: the potential disruption of the Company’s business; the uncertainty that new product lines will generate anticipated sales; the uncertainty that it may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the diversion of resources and management’s time; the Company’s cost reduction efforts, which may not be successful; the difficulty of managing the operations of a larger company; and the difficulty of competing for growth opportunities with companies having greater financial resources than the Company have.

More specifically, the Company’s international businesses face a range of risks and challenges, including, but not limited to: language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting the Company’s ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. Furthermore, as part of the Company’s global activities, it may engage with third-party dealers and distributors, which it do not control but which, nevertheless, take actions that could have a material adverse impact on the Company’s reputation and business; the Company cannot assure that it will not be held responsible for any activities undertaken by such dealers and distributors. If the Company is unable to manage risks related to its expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, the Company’s business, results of operations and financial condition could be adversely affected or its investments could be lost.

Furthermore, the Company is subject to risks associated with growing its business through mergers and acquisitions. The Company believe that its acquisitions provide opportunities to grow significantly in the global automobile markets by offering premium brands and products. The Company’s acquisitions have provided it with access to technology and additional capabilities while also offering potential synergies. However, the scale, scope and nature of the integration required in connection with the Company’s acquisitions present significant challenges, and it may be unable to integrate the relevant subsidiaries, divisions and facilities effectively within the Company’s expected schedule. An acquisition may not meet the Company’s expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside the Company’s control.

For example, the Company acquired the Jaguar Land Rover business from Ford in June 2008, and since then Jaguar Land Rover has become a significant part of the Company’s business, accounting for 74.0% of the Company’s total revenues in Fiscal Year 2019. As a result of the acquisition, the Company are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurances that any legacy issues at Jaguar Land Rover or any other acquisition the Company have undertaken in the past or will undertake in the future would not have a material adverse effect on its business, financial condition and results of operations, as well as the Company’s reputation and prospects.

The Company will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involves business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is completed. The key success factors are seamless integration, effective management of the merged and/or acquired entity, retention of key personnel, cash flow generation from synergies in engineering and sourcing, joint sales and marketing efforts, and management of a larger business. If any of these factors fails to materialize or if the Company are unable to manage any of the associated risks successfully, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Deterioration in global economic conditions could have a material adverse impact on the Company sales and results of operations.

The automotive industry could be affected materially by the general economic conditions in India and around the world. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including the automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of financing for vehicles at competitive rates, implementation of burdensome environmental and tax policies and increase in freight rates and fuel prices could materially and adversely affect its automotive sales and results of operations.

In addition, investors’ reactions to economic developments or a loss of investor confidence in the financial systems of other countries may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability, including increased protectionist measures and withdrawal from trade pacts by countries in which the Company operate, could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on the Company’s cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares and ADSs.

In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”), which is intended to succeed the North American Free Trade Agreement (“NAFTA”). USMCA has been signed but not ratified by the legislature of each of the United States, Canada and Mexico. It remains unclear what the U.S., Canadian, or Mexican governments will or will not do with respect to NAFTA, USMCA or other international trade agreements and policies. This uncertainty and potential governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products, costs, customers, suppliers and/or the North American economy or world economy or certain sectors thereof and, thus, to adversely impact the Company’s business.

Company (including through its Jaguar Land Rover business) has significant operations in the United Kingdom, North America, continental Europe, India and China, as well as sales operations in markets across the globe. Conditions in automotive markets were more challenging in Fiscal Year 2019, notably in China where industry volumes were down 8.3% year-on-year amid increasing trade tensions with the United States. Industry volumes were also lower in the United Kingdom (-3.7%), including a 25.9% decline in diesel vehicle sales, down slightly in the United States (-0.5%), and in Europe (-3.8%). Conditions remained challenging in other markets, with only modest growth in industry volumes. Further, in the first half of the current fiscal year 2020, Industry volumes for Commercial and Passenger Vehicles in India has witnessed a fall of 23.4% year-on-year, thereby impacting the financial performance of the Company. Additionally, UK has witnessed a fall 1.5% year-on-year, Europe a fall of 4.7% year-on-year, North America a fall of 0.8% year-on-year and China a fall of 8.8% year-on-year. Company’s growth plans may not materialize as expected, which could have a significant adverse impact on the Company’s financial performance. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, the Company’s operations and financial condition could be materially and adversely affected as a result. In addition, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on Jaguar Land Rover’s sales in the United States.

Deterioration in key economic factors, such as those mentioned above, in countries where Company has sales operations may result in a decrease in demand for Company’s automobiles. A decrease in demand would, in turn, cause automobile prices and manufacturing capacity utilization rates to fall. Such circumstances have in the past materially affected, and could in the future materially affect, the company’s business, results of operations and financial condition.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of negative impact from reduced customer demand in those countries.

The Company rely on the United Kingdom, Chinese, North American, Indian and continental European markets from which the company derive the substantial majority of the company’s revenues. Although demand remains relatively solid, a decline in demand for the company’s vehicles in these major markets may in the future significantly impair its business, financial position and results of operations. For example, the recent adverse public perception towards diesel powered vehicles, resulting from emissions scandals and tax increases on diesel vehicles, has precipitated a sharp fall in diesel sales, primarily in the United Kingdom and Europe, and created uncertainty for customers that could further impact its sales of diesel vehicles in the future. Additionally, in China, the economy is experiencing a moderation of industry growth and increased pricing pressures due to macroeconomic volatility, softening consumer demand and increasing competition. Softening of the Chinese economy would be expected to impact the company’s growth opportunities in that country, which is an important market for the company. In addition, company’s strategy, which includes new product launches and expansion into growing markets may not be sufficient to mitigate a decrease in demand for company’s products in mature markets in the future, which could have a significant adverse impact on company’s financial performance.

Changes in the Company’s credit rating could adversely affect the value of the Company’s debt securities, finance costs and its ability to obtain future financing.

Any credit ratings assigned to the Company or its debt securities may not reflect the potential impact of all risks related to structure, market, additional risk factors discussed and other factors that may affect the value of its debt securities. A credit rating is not a recommendation to buy, sell or hold securities. Credit rating agencies continually review the ratings they have assigned and their ratings may be subject to revision, suspension or withdrawal by the rating agency at any time. A downgrade in the Company’s credit rating may negatively affect the Company’s ability to obtain future financing to fund the Company’s operations and capital needs, which may affect the Company’s liquidity. It may also increase the Company’s financing costs by increasing the interest rates of the Company’s outstanding debt or the interest rates at which the Company is able to refinance existing debt or incur additional debt. A credit rating is not a recommendation to buy, sell or hold securities.

The Company is exposed to liquidity risks.

The Company’s main sources of liquidity are cash generated from operations, existing notes, external debt in the form of factoring discount facilities and other revolving credit facilities. However, adverse changes in the global economic and financial environment may result in lower consumer demand for vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for the Company’s business and operations. If the global economy goes back into recession and consumer demand for the Company’s vehicles drops, as a result of higher oil prices, excessive public debt or for any other reasons, and the supply of external financing becomes limited, the Company may again face significant liquidity risks.

The Company is also subject to various types of restrictions or impediments on the ability of the companies in certain countries to transfer cash across the companies through loans or interim dividends. These restrictions or impediments are caused by exchange controls, withholding taxes on dividends and distributions and other similar restrictions in the markets in which the Company operate. The Company may face significant liquidity risks due to squeezed credit lines for non-banking financial companies (“NBFCs”) following the Infrastructure Leasing & Financial Services Limited crisis in 2018 and its impact on the Indian lending sector.

The electric vehicle market may not evolve as anticipated.

Sales of electric vehicles are hard to predict as consumer demand may fail to shift in favour of electric vehicles and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt electric vehicles due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase and fueling. Jaguar Land Rover launched the all electric Jaguar I-PACE in Fiscal Year 2019 and retail sales of this model totaled 11,336 vehicles in the twelve months to 31 March 2019. If the value proposition of electric vehicles fails to fully materialize, this could have a material adverse effect on the company’s financial condition or results of operations including compliance with the Corporate Average Fuel Economy (“CAFE”) standards.

Impairment of tangible and intangible assets may have a material adverse effect on the Company’s results of operations.

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in tangible and intangible assets such as research and development, product design and engineering technology. The Company review the value of its tangible and intangible assets to assess on an annual basis or trigger events basis whether the carrying amount is less than the recoverable amount for the asset concerned based on underlying cash-generating units (“CGU”) (such as Commercial Vehicles, Passenger Vehicles, Jaguar Land Rover and Vehicle Financing), either based on Value in Use (“VIU”) or fair value. The Jaguar Land Rover recorded a GBP3.1 billion (Rs.278,379.1 million) impairment charge during Fiscal Year 2019 due to adverse market conditions, particularly in China, rising interest rates and the failure to meet internal business plans for Jaguar Land Rover’s business. While the Company have put in place comprehensive plans to turn the business around, the Company may have to take further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on the Company’s financial condition and the results of operations.

Deterioration in the performance of any of the Company’s subsidiaries, joint ventures or affiliates could materially and adversely affect the Company’s results of operations.

The Company have made and may continue to make capital commitments to its subsidiaries, joint ventures and affiliates, and if the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorates, the value of the Company’s investments may decline substantially. Operating a business as a joint venture often requires additional organizational formalities and a requirement of information sharing. The Company is also subject to risks associated with joint ventures and affiliates wherein the Company retain only partial or joint control. The Company’s partners may be unable, or unwilling, to fulfill their obligations, or the strategies of the Company’s joint ventures or affiliates may not be implemented successfully, any of which may significantly reduce the value of the Company’s investments or relationship with the co-owner may be deteriorated, and, which could, in turn, have a material adverse effect on the Company’s reputation, business, financial position or results of operations.

The company have pursued and may continue to pursue significant investments in certain strategic development projects with third parties. In particular, JLR have entered into a joint venture with Chery in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own branded vehicle in China. Additionally, in March 2018, JLR announced its strategic partnership with Waymo to develop the world’s first premium self driving electric vehicle. Joint venture and strategic partnership projects, like JLR’s joint venture in China and partnership with Waymo, may be developed pursuant to agreements over which the Company only have partial or joint control. Investments in projects over which the Company have partial or joint control are subject to the risk that the other shareholders of the joint venture, who may have different business or investment strategies than the Company does or with whom the Company may have a disagreement or dispute, may have the ability to block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or the company’s investment in the project, or otherwise implement initiatives which may be contrary to the company’s interests. Moreover, the Company’s partners may be unable, or unwilling, to fulfil their obligations under the relevant joint venture agreements and shareholder agreements or may experience financial or other difficulties that may adversely impact the company’s investment in a particular joint venture or strategic partnership projects.

Operating a business as a joint venture often requires additional organisational formalities as well as time consuming procedures for sharing information and making decisions. In joint ventures, the company is required to foster its relationships with its co owners as well as to promote the overall success of the joint venture, and if there is a significant change in the relationship (for example, if a co owner changes or relationships deteriorate), the Company’s success in the joint venture may be materially adversely affected.

Intensifying competition could materially and adversely affect the Company’s sales, financial condition and results of operations.

The global automotive industry is highly competitive and competition is likely to further intensify from new industry entrants, in the worldwide automotive industry. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also expanding in emerging markets such as China, India, Russia, Brazil and parts of Asia. Factors affecting competition include product quality and features, innovation and the development time for introduction of new products, cost control, pricing, reliability, safety, fuel economy, environmental impact and perception thereof, customer service and financing terms. Some of the Company’s competitors based in the European Union may gain a competitive advantage that would enable them to benefit from their access to the European Union single market post-Brexit. There can be no assurance that the Company will be able to compete successfully in the global automotive industry in the future.

The Company also face strong competition in the Indian market from domestic, as well as foreign automobile manufacturers. Improving infrastructure and growth prospects, compared to those of other mature markets, has attracted a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that the Company will be able to implement its future strategies in a way that will mitigate the effects of increased competition on the Indian automotive industry.

Designing, manufacturing and selling vehicles is capital-intensive and requires substantial investments in manufacturing, machinery, research and development, product design, engineering, technology and marketing in order to meet both consumer preferences and regulatory requirements. If the Company’s competitors consolidate or enter into other strategic partnerships or ventures, they may be able to take better advantage of economies of scale. The Company believe that competitors may be able to benefit from the cost savings offered by consolidation or strategic partnerships, which could adversely affect the Company’s competitiveness. Competitors could use consolidation or strategic partnerships as a means of enhancing their competitiveness (including through the acquisition of technology), which could also materially adversely affect the Company’s business. Further, the Company’s growth strategy relies on the expansion of its operations in less mature markets abroad, where it may face significant competition and higher than expected costs to enter and establish ourselves.

The Company is subject to risks associated with product liability, warranties and recall.

The company is subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety related issues affecting company’s vehicles. From time to time the company may be subject to investigations by governmental authorities relating to safety related and other compliance issues with the company’s vehicles. For example, there are ongoing investigations with governmental agencies in China, South Korea and the United Kingdom relating to the quality of TDV6 diesel engines installed in some of the vehicles which are in service. In particular, as vehicles become more technologically advanced, the company is subject to risks related to their software and operation, including as part of the company’s JLR Advanced Driver Assistance Systems automation. The Company expend considerable resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labour required to remove and replace the defective part. In addition, product recalls can cause company’s consumers to question the safety or reliability of company’s vehicles and harm company’s reputation. Any harm to the reputation of any one of company’s models can result in a substantial loss of customers. For example, in May 2015, an industry wide passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration (“NHTSA”), in respect of frontal airbags which use ammonium nitrate propellant without any desiccant from Takata Corporation (“Takata”), a supplier of airbags. Certain airbags supplied by Takata were installed in company’s JLR vehicles. JLR considered the cost associated with the recall to be an adjusting post balance sheet event and recognised a provision of £67.4 million for the estimated cost of repairs in its income statement for Fiscal Year 2016. The provision held at the end of Fiscal Year 2019 is £58 million and will be utilized as the mandated repairing is fulfilled over the next one to two years. Additionally, in December 2016, NHTSA announced that it was conducting an investigation into reports of rollaways of parked vehicles in certain of JLR’s models. Further, in July 2018, NHTSA announced that it is seeking to conduct an investigation into reports of doors inadvertently opening in certain of the JLR’s vehicles whilst the vehicle is in motion, following a recall remedy to rectify this risk.

Furthermore, the Company may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions in which the Company has a significant presence. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across the Company’s brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect the Company’s business and reputation.

The Company’s future success depends on the Company’s ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality.

Customer preferences, especially in many of the more mature markets, have trended towards smaller and more fuel-efficient and environmental-friendly vehicles. Climate change concerns, increases in fuel prices, certain government regulations (such as CO2 emissions limits and higher taxes on SUVs) and the promotion of new technologies encourage customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). As a result, customers may look to the differentiation of the technology used in the vehicle or the manufacturer or provider of this technology. Such consumer preferences could materially affect the Company’s ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volume levels, and could have a material adverse effect on the Company’s general business activity, net assets, financial position and results of operations. Such consumer preferences could materially affect the Company’s ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volume levels, and could have a material adverse effect on the Company’s general business activity, net assets, financial position and results of operations.

The Company’s operations may be significantly impacted if it fail to develop, or experience delays in developing, fuel-efficient vehicles that reflect changing customer preferences and meet the specific requirements of government regulations. The Company’s competitors can gain significant advantages if they are able to offer vehicles that satisfy customer preference and government regulations earlier than the Company are. Potential delays in bringing new high-quality vehicles to market would adversely affect the Company’s business, financial condition, results of operations and cash flows.

In light of the public discourse on climate change and volatile fuel prices, the company faces more stringent government regulations, including imposition of speed limits and higher taxes on sports utility vehicles or premium automobiles. The company endeavor to take account of these factors, and it is focused on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. The company is also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improving aerodynamics. Coupled with consumer preferences, a failure to achieve its planned objectives or delays in developing fuel efficient products could materially affect the company’s ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volumes and could have a material adverse effect on the company’s general business activity, net assets, financial position and results of operations. In addition, deterioration in the quality of the company’s vehicles could force the company to incur substantial costs and damage its reputation. There is a risk that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. It is possible that the company could then be compelled to make new investments in researching and developing other technologies to maintain its existing market share or to win back the market share lost to competitors. Finally, the company’s manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacture and distribution of company’s products, as well as the cost and availability of raw materials and components.

In contrast to other mature markets, consumer preferences in the United States have shifted towards increased demand for the Company’s pickup trucks and larger SUVs. A shift in consumer demand away from these vehicles within the United States towards compact and mid-size passenger cars, whether in response to higher fuel prices or other factors, could adversely affect the Company’s profitability. Conversely, if the trend in U.S. consumer preferences for SUVs holds, the Company could face increased competition from other carmakers as they adapt to the market shift and introduce their own SUV models, which could materially and adversely impact the Company’s business, financial position or results of operations.

Private and commercial users of transportation increasingly use modes of transportation other than the automobile, especially in connection with increasing urbanisation. The reasons for this include the rising costs related to automotive transport of people and goods, increasing traffic density in major cities and environmental awareness. In addition, the increased use of car sharing concepts (e.g. Zipcar and DriveNow) and other innovative mobility initiatives facilitates access to other methods of transport, thereby reducing dependency on private automobiles. Furthermore, non traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation.

A shift in consumer preferences away from private automobiles would have a material adverse effect on Company’s general business activity and on its sales, prospects, financial condition and results of operations.

To stimulate demand, competitors in the automotive industry have offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. As a provider of numerous high-volume models, the Company’s profitability and cash flows are significantly affected by the risk of rising competitive price pressures. Special sales incentives and increased price pressures in the new car business also influence price levels in the used car market, with a negative effect on vehicle resale values. This could have a negative impact on the profitability of the used car business in the Company’s dealer organization.

There can be no assurance that the Company’s new models will meet its sales expectations, in which case it may be unable to realize the intended economic benefits of its investments, which would in turn materially affect the Company’s business, results of operations and financial condition. In addition, there is a risk that its quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. For the Company’s customers, one of the determining factors in purchasing its vehicles is the high quality of the products. A decrease in the quality of the Company’s vehicles (or if the public were to have the impression that such a decrease in quality had occurred) could damage its image and reputation as a premium automobile manufacturer and in turn materially affect the Company’s business, results of operations and financial condition.

In addition, product development cycles can be lengthy, and there is no assurance that new designs will lead to revenues from vehicle sales, or that the Company will be able to accurately forecast demand for its vehicles, potentially leading to inefficient use of its production capacity. Additionally, the Company’s high proportion of fixed costs, due to its significant investment in property, plant and equipment, further exacerbates the risks associated with incorrectly assessing demand for the Company’s vehicles.

The Company is exposed to the risks of new drive and other technologies being developed and the resulting effects on the automobile market.

Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally friendly vehicles and technologies. This is related, in particular, to the public debate on global warming and climate change. In response to climate change and the laws and regulations that have been and are likely to be adopted to address it, the company is focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. Jaguar Land Rover is also investing in development programmes to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics (e.g. through JLR’s premium transverse architecture). Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands, India and China, have announced the intention to eliminate the sale of conventionally fueled vehicles in their markets in the coming decades.

The emission levels of diesel technologies have also become the focus of legislators in the United States and European Union as a result of emissions levels. This has led various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions which may require us to undertake increased R&D spending. There is a risk that these R&D activities, including retrofit software upgrades, will not achieve their planned objectives or that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. This could lead to increased demand for the products of such competitors and result in a loss of market share for the Company. There is also a risk that the money invested in researching and developing new technologies, including autonomous, connected and electrification technologies, or money invested in mobility solutions to overcome and address future travel and transport challenges, will, to a considerable extent, have been spent in vain, because the technologies developed or the products derived therefrom are unsuccessful in the market or because competitors have developed better or less expensive products. It is possible that Jaguar Land Rover could then be compelled to make new investments in researching and developing other technologies to maintain its existing market share or to win back the market share lost to competitors.

In addition, climate change concerns and the promotion of new technologies encourages customers to look beyond standard factors (such as price, design, performance, brand image or comfort/features) to differentiation of the technology used in the vehicle or the manufacturer or provider of this technology. This could lead to shifts in demand and the value-added parameters in the automotive industry at the expense of the Company’s products.

Underperformance of the Company’s distribution channels could have a material adverse effect on the Company’s sales and results of operations.

The Company’s products are sold and serviced through a network of authorized dealers and service centers across India and through a network of distributors and local dealers in international markets. The Company monitor the performance of its dealers and distributors and provide them with support to enable them to perform to its expectations. There can be no assurance, however, that the Company’s expectations will be met. Any underperformance by or a deterioration in the financial condition of the Company’s dealers or distributors could materially and adversely affect the Company’s sales and results of operations.

If dealers or importers encounter financial difficulties and the Company’s products and services cannot be sold or can be sold only in limited numbers, this would have a direct effect on the sales of such dealers and importers. Additionally, if the Company cannot replace the affected dealers or importers with other franchises, the financial difficulties experienced by such dealers or importers could have an indirect effect on the Company’s vehicle deliveries.

Consequently, the Company could be compelled to provide additional support for dealers and importers and, under certain circumstances, may even take over their obligations to customers, which would adversely affect the Company’s financial position and results of operations in the short term.

Disruptions to the Company’s supply chains or shortages of essential raw materials may adversely affect the Company’s production and results of operations.

The Company rely on third parties for sourcing raw materials, parts and components used in the manufacture of the Company’s products. At the local level, the Company are exposed to reliance on smaller enterprises where the risk of insolvency is greater. Furthermore, for some parts and components, the Company is dependent on a single source. The Company’s ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within its control. For instance, the outcome of the Brexit negotiations could lead to reduced access to the European Union single market and to the global trade deals negotiated by the European Union on behalf of its members, which could affect the imports of raw materials, parts and components and disrupt Jaguar Land Rover supplies. Furthermore, there is the risk that manufacturing capacity does not meet, or exceeds, sales demand thereby compromising business performance and without any near term remedy given the time frames and investments required for any change. While the Company manage its supply chain as part of its supplier management process, any significant problems with its supply chain or shortages of essential raw materials in the future could affect the Company’s results of operations in an adverse manner.

Adverse economic conditions and falling vehicle sales have had a significant financial impact on the company’s suppliers in the past. Deterioration in automobile demand and lack of access to sufficient financial arrangements for company’s supply chain could impair the timely availability of components to us. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further adversely affect the Company’s results of operations. The company is also exposed to supply chain risks relating to lithium ion cells, which are critical for the Company’s electric vehicle production. Any disruption in the supply of battery cells from such suppliers could disrupt production of the company’s vehicles. The severity of this risk is likely to increase as the company and other manufacturers expands the production of electric vehicles and the demand for such vehicles increases.

The Company have also entered into supply agreements with Ford and certain other third parties for critical components and remain reliant upon Ford and Ford’s joint venture with the PSA Group (the “Ford PSA Joint Venture”) for a portion of its engines. However, following the launch of the EMC in Wolverhampton, and the subsequent engine plant opened by its China Joint Venture, the Company now also manufacture its own “in house” engines. The company may not be able to manufacture certain types of engines or find a suitable replacement supplier in a timely manner in the event of any disruption in the supply of engines, or parts of engines, and other hardware or services provided to us by Ford or the Ford PSA Joint Venture and such disruption could have a material adverse impact on the company’s operations, business and/or financial condition.

A change in requirements under long-term supply arrangements committing Jaguar Land Rover to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, could have a material adverse impact on the Company’s financial condition or results of operations. The Company have entered into a number of long-term supply contracts that require Jaguar Land Rover to purchase a fixed quantity of parts to be used in the production of Jaguar Land Rover vehicles (e.g., “take-or-pay” contracts). If the need for any of these parts were to lessen, Jaguar Land Rover could still be required to purchase a specified quantity of the part or pay a minimum amount to the seller pursuant to the take-or-pay contract, which could have a substantial adverse effect on its financial condition or results of operations.

The Company is more vulnerable to reduced demand for premium performance cars and all-terrain vehicles than automobile manufacturers with a more diversified product range.

The Jaguar Land Rover operates in the premium performance car and all-terrain vehicle segments, which are very specific segments of the premium passenger car market, and it has a more limited range of models than some of the Company’s competitors. Accordingly, its performance is linked to market conditions and consumer demand in those market segments in which it operates. Furthermore, some other premium performance vehicle manufacturers operate in a relatively broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Any downturn or reduction in the demand for premium passenger cars and all-terrain vehicles, or any reduced demand for Jaguar Land Rover’s most popular models in the geographic markets in which it operates could have a substantial adverse effect on its performance and earnings.

Increases in input prices may have a material adverse effect on the Company’s results of operations.

In the first half Fiscal Year 2020, Fiscal Year 2019 and Fiscal Year 2018, cost of materials consumed and purchase of products for sale (including changes in inventories of finished goods and work-in progress and products for sale) constituted 63.0%, 65.0% and 63.6%, respectively, of the Company’s revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Furthermore, prices of commodity items such as steel, non ferrous metals, precious metals, rubber and petroleum products may rise significantly. Most of these inputs are priced in US dollars on international markets. While the Company continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact the Company’s profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on demand. In addition, because of intense price competition and fixed costs base, the company may not be able to adequately address changes in commodity prices even if they are foreseeable.

In addition, the company is exposed to the risk of contraction in the supply, and a corresponding increase in the price of, rare and frequently highly sought after raw materials, especially those used in vehicle electronics such as rare earth metals, which are predominantly produced in China. Rare earth metal prices and supply remain uncertain. China has, in the past, limited the export of rare earths from time to time. If the company is unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, the company’s vehicle production, business and results from operations could be affected.

The Company manages these risks through the use of fixed supply contracts with tenor up to 12 months and the use of financial derivatives pursuant to a defined hedging policy. The company enters into a variety of foreign currency, interest rates and commodity forward contracts and options to manage its exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. These financial exposures are managed in accordance with the Company’s risk management policies and procedures. The company uses foreign currency forward and option contracts to hedge risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company also enter into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on the company’s fixed rate or variable rate debt. The Company further use interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks. However, the hedging transactions may not adequately protect us against these risks. In addition, if markets move adversely, the Company may incur financial losses on such hedging transactions, and the financial condition and results of operations may be adversely impacted.

Any inability to implement the Company’s growth strategy by entering new markets may adversely affect its results of operations.

The Company’s growth strategy relies on the expansion of its operations in emerging markets and other parts of the world which feature higher growth potential than many of the more mature automotive markets in developed countries. The costs associated with entering and establishing the Company in new markets, and expanding such operations may, however, be higher than expected, it may face significant competition in those regions. In addition, the Company’s international business faces a range of risks and challenges, including language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting the Company’s ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions (including restrictions on incentives offered by foreign governments for investment in their jurisdictions), foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. If the Company is unable to manage risks related to its expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, its business, results of operations and financial condition could be adversely affected or the Company’s investments could be lost.

Potential changes to the company’s business through acquisitions and divestments may have a material adverse effect on its future results and financial condition.

The company regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether those opportunities will enhance the company’s strategic position and financial performance. There can be no assurance that any acquisition or divestment would have the anticipated positive results, including results relating to the total cost of integration or separation, the time required to complete the integration or separation, the amount of long-term cost savings, the overall performance of the combined or remaining entity, or an improved price for the Company’s securities.

Additionally, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction of any completion conditions (for example, relevant regulatory or third party approvals). The company’s operating performance, risk profile and capital structure may be affected by these corporate opportunities and there is a risk that the company’s credit ratings may be placed on credit watch or downgraded if these opportunities are pursued.

Integration or separation of an acquired or divested business can be complex and costly, sometimes including combining or separating relevant accounting and data processing systems, and management controls, as well as managing relevant relationships with employees, customers, regulators, counterparties, suppliers and other business partners. Integration or separation efforts could create inconsistencies in standards, controls, procedures and policies, as well as diverting management attention and resources. This may adversely affect the company’s ability to conduct its business successfully and impact its operations or results. Additionally, there can be no assurance that employees, customers, counterparties, suppliers and other business partners of newly acquired or retained) businesses will remain post-acquisition or post-divestment, and the loss of employees, customers, counterparties, suppliers and other business partners may adversely affect the company’s operations or results.

Exchange rate and interest rate fluctuations could materially and adversely affect the Company’s financial condition and results of operations.

The Company’s Jaguar Land Rover operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which it operates. The company imports capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, the company’s revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese Yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. The United Kingdom’s exit from the European Union could also have a negative impact on the growth of the United Kingdom economy. A significant proportion of the company’s input materials and components and capital equipment are sourced overseas, in particular from Europe, and therefore the company have costs in, and significant exposure to the movement of, the euro (specifically a strengthening of the euro) and certain other currencies relative to the British pound (JLR’s reporting currency) which may result in decreased profits to the extent these are not fully mitigated by non British pound sales. The majority of the company’s product development and manufacturing operations, as well as its global headquarters, are based in the United Kingdom, but the company also have national sales companies which operate in the major markets in which the company sell vehicles. As a result, the company have exposure to movements of the US dollar, Euro, Chinese yuan, Russian ruble and other currencies relative to the British pound and foreign exchange volatility may affect company’s results of operations, profitability and financial position.

Moreover, the Company has outstanding foreign currency-denominated debt and are sensitive to fluctuations in foreign currency exchange rates. The Company has experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of its borrowings and foreign currency assets and liabilities due to currency fluctuations.

Company is exposed to changes in interest rates, as it has both interest-bearing assets (including cash balances) and interest-bearing liabilities, which bear interest at variable rates. Although the Company engages in managing its interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase the Company’s cost of borrowing, which could have a material adverse effect on its financial condition, results of operations and liquidity.

Appropriate hedging lines for the type of risk exposures the Company are subject to may not be available at a reasonable cost, particularly during volatile rate movements, or at all. Moreover, there are risks associated with the use of such hedging instruments. While hedging instruments may mitigate the Company’s exposure to fluctuations in currency exchange rates to a certain extent, it potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association (ISDA) agreements in place with each of the Company’s hedging counterparties), there are currency fluctuations, the arrangement is imperfect or ineffective, or the Company’s internal hedging policies and procedures are not followed or do not work as planned. In addition, because the Company’s potential obligations under the financial hedging instruments are marked to market, the Company may experience quarterly and annual volatility in its operating results and cash flows attributable to its financial hedging activities.

A decline in retail customers’ purchasing power or consumer confidence or in corporate customers’ financial condition and willingness to invest could materially and adversely affect the Company’s business.

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on the customers’ financial condition, their willingness to invest (motivated by expected future business prospects) and available financing. A decrease in potential customers’ disposable income or their financial flexibility or an increase in the cost of financing will generally have a negative impact on demand for the Company’s products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing a new vehicle, to defer a purchase further or to purchase a smaller model with less equipment at a lower price. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

To stimulate demand, the automotive industry has offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. As a provider of numerous high-volume models, the Company’s profitability and cash flows are significantly affected by the risk of rising competitive and price pressures.

Special sales incentives and increased price pressures in the new car business also influence price levels in the used car market, with a negative effect on vehicle resale values. This may have a negative impact on the profitability of the used car business in the Company’s dealer organization

The Company may be adversely affected by labor unrest.

All of the Company’s permanent employees in India, other than officers and managers, and most of the Company’s permanent employees in South Korea and the United Kingdom, including certain officers and managers, in relation to the Company’s automotive business, are members of labour unions and are covered by the Company’s wage agreements, where applicable, with those labour unions.

In January 2019, Jaguar Land Rover announced reduction of the size of its global workforce by around 4,500 people to deliver cost reductions and cashf low improvements as well as long-term strategic operating efficiencies. In general, the Company consider its labour relations with all its employees to be good. However, in the future the Company may be subject to labor unrest, which may delay or disrupt its operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at the Company’s facilities or at the facilities of its major vendors occur or continue for a long period of time, the Company’s business, financial condition and results of operations may be materially and adversely affected. During Fiscal Year 2017, the Company faced two standalone incidents of labor unrest in India, one at the Company’s Dharwad plant in Karnataka and the other at the Company’s Sanand plant in Gujarat. Although these particular issues were amicably resolved, there is no assurance that additional labour issues could not occur, or that any future labour issues will be amicably resolved.

In addition, Jaguar Land Rover is engaged in bi-annual negotiations in relation to wage agreements, covering approximately 20,000 of its unionised employees, the most recent of which resulted in a one year wage agreement covering the period from November 2018 to October 2019. There is a risk, however, that future negotiations could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached.

The Company is exposed to operational risks, including cybersecurity risks in connection with the Company’s use of information technology.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers). The Company is generally exposed to risks in the field of information technology, since unauthorized access to or misuse of data processed on the Company’s IT systems, human errors associated therewith or technological failures of any kind could disrupt the Company’s operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the internet, the Company’s vehicles may become more susceptible to unauthorized access to their systems. As a business with complex manufacturing, research, procurement, sales and marketing and financing operations, the Company is exposed to a variety of operational risks and, if the protection measures put in place prove insufficient, (especially given the harsher sanctions imposed under the new General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”)), the Company’s results of operations and financial condition can be materially adversely affected. In addition, the Company would likely experience negative press and reputational impacts. Cybersecurity incidents could lead to loss of productivity, negative impact on company’s reputation, and, in extreme cases, financial loss due to business disruptions.

The Company’s business and prospects could suffer if the Company lose one or more key personnel or if the Company is unable to attract and retain its employees.

The Company’s business and future growth depend largely on the skills of its workforce, including executives and officers, and automotive designers and engineers. The loss of the services of one or more of the Company’s personnel could impair its ability to implement the Company’s business strategy. In view of intense competition, any inability to continue to attract, retain and motivate its workforce could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

The Company may be adversely impacted by political instability, wars, terrorism, multinational conflicts, and countries resorting to protectionism, natural disasters, fuel shortages/prices, epidemics and labor strikes.

The Company’s products are exported to a number of geographical markets and it plans to further expand the international operations in the future. Consequently, the Company’s operations in markets abroad may be subject to political instability, wars, terrorism, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages, epidemics and labor strikes. Any disruption of the operations of the Company’s manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect its business, financial condition and results of operations. For example, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on the Company’s sales in the United States. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that the Company would be able to shift its manufacturing, design, engineering, sales, corporate and other operations to alternate sites in a timely manner or at all. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws, applicability of retrospective taxes, sanctions programs, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in the Company’s operations related to these risks could materially and adversely affect its business, financial condition and results of operations.

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which the Company operate, the Company’s business and the Company’s profitability. India has from time to time experienced social and civil unrest and hostilities and adverse social, economic or political events, including terrorist attacks and local civil disturbances, riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the Company’s business, as well as the market for securities of Indian companies, including the Company’s Shares and ADSs. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on the Company’s business, results of operations and financial condition, and also the market price of the Company’s Shares and ADSs.

The Company are vulnerable to supply chain disruptions resulting from natural disasters or man-made accidents. For example, on August 12, 2015, there was an explosion in the city port of Tianjin, one of three major ports in China through which the Company import its vehicles. Approximately 5,800 of the Company’s vehicles were stored at various locations in Tianjin at the time of the explosion, and, as a result, the Company recognized an exceptional charge of GBP245 million in September 2015. Subsequently, GBP275 million of net insurance proceeds and other recoveries have been received till March 31, 2018, including GBP35 million related to other costs associated with Tianjin including lost and discounted vehicle revenue. A significant delay or sustained interruption in the supply of key inputs sourced from areas affected by disasters or accidents could materially and adversely affect the Company’s ability to maintain its current and expected levels of production, and therefore negatively affect its revenues and increase the Company’s operating expenses.

The Company is a global organization, and is therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect the Company’s ability to operate as a global business. Additionally, negative sentiments towards foreign companies among the Company’s overseas customers and employees could adversely affect its sales as well as its ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s business is seasonal in nature and a substantial decrease in its sales during certain quarters could have a material adverse impact on the Company’s financial performance.

The sales volumes and prices for the Company’s vehicles are influenced by the cyclicality and seasonality of demand for these products. The automotive industry has been cyclical in the past, and the Company expect this cyclicality to continue.

In the Indian market, demand for the Company’s vehicles generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year-end as customers defer purchases to the new year.

The Company’s Jaguar Land Rover business is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, has an impact on the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the Chinese National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the Engine Manufacturing Centre at Wolverhampton) during the summer and winter holidays.

Restrictive covenants in the Company’s financing agreements could limit the Company’s operations and financial flexibility and materially and adversely impact the Company’s financial condition, results of operations and prospects.

Some of the Company’s financing agreements and debt arrangements set limits on and/or require us to obtain lender consent before, among other things, pledging assets as security. In addition, certain financial covenants may limit the Company’s ability to borrow additional funds or to incur additional liens. In the past, the Company has been able to obtain required lender consent for such activities. However, there can be no assurance that the Company will be able to obtain such consents in the future. If the Company’s liquidity needs or growth plans require such consents and such consents are not obtained, the Company may be forced to forego or alter its plans, which could materially and adversely affect the Company’s results of operations and financial condition.

In the event the Company breach these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of the Company’s financing agreements could have a material adverse effect on its financial condition and results of operations.

Future pension obligations may prove more costly than currently anticipated and the market value of assets in the Company’s pension plans could decline.

The Company provide post-retirement and pension benefits to its employees, including defined benefit plans. The Company’s pension liabilities are generally funded. However, lower returns on pension fund assets, changes in market conditions, interest rates or inflation rates, and adverse changes in other critical actuarial assumptions, may impact its pension liabilities or assets and consequently increase funding requirements. Further, any changes in government/regulations, may adversely impact the pension benefits payable to the employees, which could materially decrease the company’s net income and cash flows.

Jaguar Land Rover provides post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of Jaguar Land Rover’s strategic business review process, it closed the Jaguar Land Rover defined benefit pension plan to new joiners as of April 19, 2010. All new Jaguar Land Rover employees from 19 April 2010 have joined a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years in order to determine cash funding rates. The most recent valuation, as at April 2018, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date of £554 million (compared to £789 million as at April 2015). The 2018 valuation was completed in December 2018. Following the 2018 actuarial valuation the company contributions for benefits accruing in the defined benefit plan reduces to approximately 22% (previously approximately 31%) reflecting the benefit restructure implemented as at April 5, 2017. As at March 31, 2019, Jaguar Land Rover’s UK defined benefit pension accounted deficit had increased to £667 million, as compared to £438 million as at March 31, 2018. This increase was primarily due to reductions in bond yields as well as increased inflation expectations. The increase also reflects the cost of guaranteed minimum pension (“GMP”) equalisation and pension benefits for employees leaving under the Fiscal Year 2019 restructuring programmes (together equal to £42 million). As of 30 September 2019, Jaguar Land Rover’s UK defined benefit pension accounted deficit had increased to GBP826 million.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact its pension liabilities or assets and consequently increase funding requirements, which will adversely affect the Company’s financial condition and results of operations. The accounted deficit is assessed and reported on a quarterly basis, it is driven by a number of factors including asset movements, movements in the discount rate (reflecting UK high quality corporate debt yields), mortality rates, inflation etc as well as one-off events such as redundancy programs. As a result, the level of the pension deficit may vary substantially between periods.

The Company may be materially and adversely affected by the divulgence of confidential information.

Although the Company has implemented policies and procedures to protect confidential information, such as key contractual provisions, future projects, and customer records, such information may be divulged, including as a result of internal leaks, hacking, other threats from cyberspace or other factors. If confidential information is divulged, the Company could be subject to claims by affected parties, negative publicity and loss of proprietary information, all of which could have an adverse and material impact on the Company’s reputation, business, financial condition, results of operations and cash flows.

The Company’s business could be negatively affected by the actions of activist shareholders.

Certain shareholders of the Company may from time to time advance shareholder proposals or otherwise attempt to effect changes at the Company, influence elections of the company or acquire control over its business. The Company’s success largely depends on the ability of its current management team to operate and manage effectively. Campaigns by shareholders to effect changes at publicly listed companies are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company, or by voting against proposals put forward by the board of directors and management of the company. If faced with actions by activist shareholders, the Company may not be able to respond effectively to such actions, which could be disruptive to the Company’s business.

The Company rely on licensing arrangements with Tata Sons Limited to use the “Tata” brand. Any improper use of the associated trademarks by the Company’s licensor or any other third parties could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company’s rights to the Company’s trade names and trademarks are a crucial factor in marketing its products. Establishment of the “Tata” word mark and logo mark in and outside India is material to the Company’s operations. The Company has licensed the use of the “Tata” brand from its Promoter, Tata Sons Limited, or Tata Sons. If Tata Sons, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “Tata” in ways that adversely affect such trade name or trademark, its reputation could suffer damage, which, in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to risks associated with the automobile financing business.

The sale of the Company’s commercial and passenger vehicles is heavily dependent on funding availability for its customers. Rising delinquencies and early defaults have contributed to a reduction in automobile financing, which, in turn, has had an adverse effect on funding availability for potential customers. This reduction in available financing may continue in the future and have a material adverse effect on the Company’s business, financial condition and results of operations.

Default by the Company’s customers or inability to repay installments as due could materially and adversely affect its business, financial condition, results of operations and cash flows. In addition, any downgrade in the Company’s credit ratings may increase its borrowing costs and restrict its access to the debt markets. Over time, and particularly in the event of any credit rating downgrade, market volatility, market disruption, regulatory changes or otherwise, the Company may need to reduce the amount of financing receivables originated, which could severely disrupt the Company’s ability to support the sale of its vehicles.

The Company’s Jaguar Land Rover has consumer finance arrangements in place with Lloyds Black Horse in the United Kingdom, FCA Bank S.p.A. in European markets and Chase Auto Finance in North America and has similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting the Company’s sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Additionally, base interest rates in developed economies are at historic lows. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for consumers.

Furthermore, Jaguar Land Rover offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, the Company may be adversely affected by movements in used car valuations in these markets.

Inability to protect or preserve the Company’s intellectual property could materially and adversely affect its business, financial condition and results of operations.

The Company own or otherwise have rights in respect of a number of patents relating to the products it manufacture. In connection with the design and engineering of new vehicles and the enhancement of existing models, the Company seek to regularly develop new intellectual property. The Company also use technical designs, which are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of the Company’s business and may continue to be of value in the future. Although the Company do not regard any of its businesses as being dependent upon any single patent or related group of patents, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of the Company’s intellectual property rights, would have a materially adverse effect on its business, financial condition and results of operations. The Company may also be affected by restrictions on the use of intellectual property rights held by third parties and the Company may be held legally liable for the infringement of the intellectual property rights of others in the Company’s products. Moreover, intellectual property laws of some foreign countries may not protect company’s intellectual property rights to the same extent as U.S. or UK laws.

The Company may incur significant costs to comply with, or face civil and criminal liability for infringements of, the European General Data Protection Regulation.

In April 2016, the European Union enacted the GDPR. The GDPR is a uniform framework setting out the principles for legitimate data processing and came into force on May 25, 2018. The introduction of the GDPR strengthens individuals’ rights and imposes stricter requirements on companies processing personal data. The new regime may impose a substantially higher compliance burden on the Company and limit its rights to process personal data, lead to cost intensive administration processes, oblige us to provide the personal data that the Company record to customers in a form that would require additional administrative processes or require substantial changes in its IT environment. Additionally, there are much greater sanctions in case of violations of the GDPR requirements compared to the previous regime. These sanctions depend on the nature of the infringed provision and may consist of civil liabilities and criminal sanctions. For example, criminal sanctions for compliance failures have increased in the United Kingdom to C20,000,000 or 4% of annual worldwide turnover (whichever is higher). The Company’s failure to implement and comply with the GDPR could significantly affect its reputation and relationships with its customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on its financial position.

Some of the Company’s vehicles will make use of lithium-ion battery cells, which have been observed in some non-automotive applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the batteries used in automotive applications.

The battery packs that the Company will use in its electric vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells.

While the Company have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of the Company’s vehicles will not occur, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, or any future incident involving lithium-ion cells such as a vehicle fire, even if such incident does not involve the Company’s vehicles, could seriously harm its business.

In addition, the Company will store a significant number of lithium-ion cells at its manufacturing facilities. Any mishandling of battery cells may cause disruption to the operation of its facilities. While the Company has implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt the Company’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle may cause indirect adverse publicity for us and the Company’s products. Such adverse publicity could harm the Company’s business, prospects, financial condition and operating results.

Any failures or weaknesses in the Company’s internal controls could materially and adversely affect the Company’s financial condition and results of operations.

Upon evaluation of the effectiveness of the design and operation of the Company’s internal controls, the Company concluded that there was a material weakness such that its internal controls over financial reporting were not effective as of March 31, 2019. Although the Company have instituted remedial measures to address the material weakness identified and continually review and evaluate its internal control systems to allow management to report on the sufficiency of its internal controls, the Company cannot assure that it will not discover additional weaknesses in its internal controls over financial reporting. Further, management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect the Company’s financial condition or results of operations.

Company’s insurance coverage may not be adequate to protect against all potential losses to which it may be subject to, and this may have a material adverse effect on its business, financial condition and results of operations.

While the Company believe that the insurance coverage that it maintain is reasonably adequate to cover all normal risks associated with the operation of the Company’s business, there can be no assurance that the Company’s insurance coverage will be sufficient, that any claim under the Company’s insurance policies will be honored fully or in a timely manner, or that the Company’s insurance premiums will not increase substantially. There can be no assurance that any claim under the Company’s insurance policies will be honoured fully or timely, its insurance coverage will be sufficient in any respect or the insurance premiums will not change substantially. Accordingly, to the extent that the Company suffer loss or damage that is not covered by insurance or that exceeds its insurance coverage, or are required to pay higher insurance premiums, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Political and Regulatory Risks

India’s obligations under the World Trade Organization Agreement could materially affect the Company’s business.

India’s obligations under its World Trade Organization agreement could reduce the present level of tariffs on imports of components and vehicles. Reductions of import tariffs could result in increased competition, which in turn could materially and adversely affect the Company’s sales, business, financial condition and results of operations.

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have significant impact on the Company’s business.

As an automobile company, the Company is subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by its production facilities. In particular, the United States and Europe have stringent regulations relating to vehicle emissions. The contemplated tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. While the Company is pursuing various technologies in order to meet the required standards in the various countries in which the Company sell its vehicles, these regulations are likely to become more stringent and the resulting higher compliance costs may be significant to the Company’s operations and may adversely impact its business, financial condition and results of operations. They may also limit the type of vehicles the Company sell and where it sell them, which could affect the Company’s revenues.

Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands and China have announced the intention to eliminate the sale of conventionally fueled vehicles in their markets in the coming decades. Diesel technologies have also become the focus of legislators in the United States and European Union as a result of emission levels. This has led to various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions. To maintain the Company’s competitiveness and compliance with applicable laws and regulations, the Company may be required to undertake increased R&D spending as well as other capital expenses.

There is a risk that these R&D activities may not achieve their planned objectives or the Company’s competitors will develop better solutions and will be able to manufacture the resulting products more rapidly. This could result in loss of market share for the Company.

There is also a risk that investments in research and development of new technologies, including autonomous, connected and electrification technologies, and solutions to address future travel and transport challenges, may fail to generate sufficient returns because the technology developed or the products derived therefrom are unsuccessful in the marked and/or because the Company’s competitors have developed better and/or less expensive products.

Additionally, In order to comply with current and future safety and environmental norms, the Company may have to incur additional capital expenditure and R&D expenditure to (i) operate and maintain the Company’s production facilities, (ii) install new emissions controls or reduction technologies, (iii) purchase or otherwise obtain allowances to emit greenhouse gases, (iv) administer and manage the Company’s greenhouse gas emissions program, and (v) invest in research and development to upgrade products and manufacturing facilities. If the Company are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, the Company could face significant civil penalties or be forced to restrict product offerings significantly. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal Corporate Average Fuel Economy, or CAFE, standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel efficiency level for each vehicle sold in a model year in the U.S. market. As with many European manufacturers, since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards.

Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase the Company’s costs. While the company is pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which the company sell its vehicles, the costs for compliance with these required standards could be significant to Company’s operations and may materially and adversely affect its business, financial condition and results of operations.

The Motor Vehicles (Amendment) Bill has been passed in the Lok Sabha on 23rd July, 2019 and in Rajya Sabha on 31st July, 2019. The Motor Vehicles (Amendment) Act, 2019 came into force on 9th Aug, 2019. The Motor Vehicles (Amendment) Act, 2019 addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. In its current form, the Act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Motor Vehicles (Amendment) Act, 2019 or required by the government to recall their vehicles. The Motor Vehicles (Amendment) Act, 2019 also has constituted the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented a comprehensive national goods and services tax, or GST, regime to combine taxes and levies by the central and state governments into one unified rate structure. Based on the application of the tax, GST will be classified as either Central GST (CGST), in instances where the central government levies the tax; State/Union Territory GST (SGST/UTGST), in instances where the state or union territory governments levy the tax; and Integrated GST (IGST), in instances where the GST is levied on the inter-state supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information or alignment of industrial policy of various state government to cover GST or to protect the quantum of incentive available to industries in pre-GST regime, the company is unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect its business or financial condition.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for its vehicles and its results of operations. For instance, Brexit may result in material changes to the UK’s tax, tariff and fiscal policies. In addition, the current U.S. presidential administration has called for changes to laws and policies governing international trade to further restrict free trade, including imposing tariffs on certain goods imported into the United States (e.g. a tariff was imposed on European aluminium and steel imports in June 2018). The administration has also specifically warned of its intention to impose a 20% tariff on European made vehicles imported into the United States, a levy that, if imposed, would increase the cost of JLR’s vehicles in the United States (as JLR has no manufacturing operations in the United States), which is likely to have a material adverse effect on JLR’s sales in the United States and its results of operation. Furthermore, in recent years, the Brazilian government has implemented increased import duty on foreign vehicles, along with related exemptions provided certain criteria are met. The Company continue the Company’s discussions with the Brazilian government to manage the impact on the Company’s business and are seeking to reduce the impact of increased tariffs.

Evaluating and estimating the Company’s provision and accruals for its taxes requires significant judgment. As the Company conduct its business, the final tax determination may be uncertain. The Company operate in multiple geographical markets and its operations in each market are susceptible to additional tax assessments and audits. The Company’s collaborations with business partners are similarly susceptible to such tax assessments.

Authorities may engage in additional reviews, inquiries and audits that disrupt the Company’s operations or challenge its conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty or additional fee for failing to make the initial payment. The Company’s tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, investments, or changes in laws, regulations or practices. Additionally, government fiscal pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or the imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be levied even where the Company consider its practices to be in compliance with tax laws and regulations. Should the Company challenge such taxes or believe them to be without merit, it may nonetheless be required to pay them. These amounts may be materially different from the Company’s expected tax assessments and could additionally result in expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

On March 29, 2017, the Supreme Court of India prohibited the sale and registration of Bharat Stage III vehicles from April 1, 2017. Bharat Stage emission standards are emission standards instituted by the Government of India to regulate the output of air pollutants from internal combustion engines and Spark-ignition engines equipment, including motor vehicles. These regulations are similar to European emission standards, and seeks to curb emission levels from motor vehicles. Bharat Stage III is similar to European standards (Euro III) which were in place between 2000 and 2005 in most western nations. The Supreme Court of India’s judgment overturned a government regulation, and was unexpected. The Petroleum Ministry of India in consultation with Public Oil Marketing

Companies brought forward the date of Bharat Stage VI grade auto fuels in National Capital Territory of Delhi with effect from April 1, 2018 instead of April 1, 2020. The shortage of Bharat Stage VI fuel across India in the future could impact the company’s business, results of operations and financial condition. The company could be impacted by the change of emission standards in India from Bharat Stage IV to Bharat Stage VI, effective April 1, 2020, as Bharat Stage IV vehicles will not be allowed to be registered after that date, which could lead to an increase in the company’s inventory of Bharat Stage IV vehicles if the inventory management is not well-managed during the transition period. The change in emission standards may also increase the cost of Bharat Stage VI vehicles.

Any future potential or real unexpected change in law could have could have a material adverse effect on the company’s business prospects, results of operations and financial condition.

The Company may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect the Company’s business.

The Indian Competition Act (the “Competition Act”) oversees practices having an appreciable adverse effect on competition, or AAEC, in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an AAEC, is considered void and results in imposition of substantial penalties. Consequently, all agreements entered into by us could be within the purview of the Competition Act. Furthermore, any agreement among competitors which directly or indirectly involves determination of purchase or sale prices, limits or controls production, sharing the market by way of geographical area or number of subscribers in the relevant market or which directly or indirectly results in bid-rigging or collusive bidding is presumed to have an AAEC in the relevant market in India and is considered void. The Competition Act also prohibits abuse of a dominant position by any enterprise. The Company cannot predict with certainty the impact of the provisions of the Competition Act on the Company’s agreements at this stage.

On March 4, 2011, the Government of India issued and brought into force the combination regulation (merger control) provisions under the Competition Act with effect from June 1, 2011. These provisions require acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset- and turnover-based thresholds to be mandatorily notified to and pre-approved by the Competition Commission of India, or CCI. Additionally, on May 11, 2011, the CCI issued the Competition Commission of India (Procedure for Transaction of Business Relating to Combinations) Regulations, 2011 (as amended), which sets out the mechanism for the implementation of the merger control regime in India.

Furthermore, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an AAEC in India. The CCI has initiated an inquiry against us and other car manufacturers, collectively referred to hereinafter as the OEMs, pursuant to an allegation that genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs.

If the Company are adversely affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act, it could adversely affect the Company’s business, financial condition and results of operations.

Compliance with new or changing corporate governance and public disclosure requirements adds uncertainty to the Company’s compliance policies and increases the Company’s costs of compliance.

The Company is subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission, or SEC, regulations, Securities and Exchange Board of India, or SEBI, regulations, New York Stock Exchange, or NYSE, listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. The Company is committed to maintaining high standards of corporate governance and public disclosure. However, the Company’s efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance norms, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject the Company to higher compliance requirements, increase its compliance costs and divert management’s attention. The Company is also required to spend, in each financial year, at least 2% of its average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Ind-AS, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its directors for any non-compliance. Due to limited relevant jurisprudence, in the event that the Company’s interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, the Company may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, or the Listing Regulations, which are applicable to all Indian companies with listed securities or companies intending to list its securities on an Indian stock exchange, and the Listing Regulations became effective on December 1, 2015. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for directors and employees to report their concerns about unethical behaviour, actual or suspected fraud or violation of the Company’s Code of Conduct or ethics policy under the Company’s whistleblower policy, to implement increased disclosure requirements for price sensitive information, to conduct elaborate directors familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. The Company may face difficulties in complying with any such overlapping requirements. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance norms. Any increase in the Company’s compliance requirements or in the Company’s compliance costs may have a material and adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to risks associated with legal proceedings and governmental investigations, including potential adverse publicity as a result thereof.

The Company are and may be involved from time to time in civil, labour, administrative or tax proceedings arising in the ordinary course of business. It is not possible to predict the potential for, or the ultimate outcomes of, such proceedings, some of which may be unfavorable to the Company. In such cases, the Company may incur costs and any mitigating measures (including provisions taken on the Company’s balance sheet) adopted to protect against the impact of such costs may not be adequate or sufficient. In addition, adverse publicity surrounding legal proceedings, government investigations or allegations may also harm the Company’s reputation and brands.

In any of the geographical markets in which the Company operate, the Company could be subject to additional tax liabilities.

Evaluating and estimating the Company’s provision and accruals for its taxes requires significant judgement. As the Company conduct its business, the final tax determination may be uncertain. The Company operate in multiple geographical markets and its operations in each market are susceptible to additional tax assessments and audits. The Company’s collaborations with business partners are similarly susceptible to such tax assessments. Authorities may engage in additional reviews, inquiries and audits that disrupt the Company’s operations or challenge its conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty (including revocation of a benefit or exemption from tax) or additional fee for failing to make the initial payment.

The Company’s tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, investments, or changes in laws, regulations, or practices. Additionally, government fiscal or political pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or the imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be levied even where the Company consider its practices to be in compliance with tax laws and regulations. Should the Company challenge such taxes or believe them to be without merit, it may nonetheless be required to pay them. These amounts may be materially different from the Company’s expected tax assessments and could additionally result in expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

The Company may have to comply with more stringent foreign investment regulations in India in the event of an increase in shareholding of non-residents or if the Company is considered as engaged in a sector in which foreign investment is restricted.

Indian companies, which are owned or controlled by non-resident persons, are subject to investment restrictions specified in the Consolidated FDI (Foreign Direct Investment) Policy. Under the Consolidated FDI Policy, an Indian company is considered to be “owned” by non-resident persons if more than 50% of its equity interest is beneficially owned by non-resident persons. The non-resident equity shareholding in the Company may, in the near future, exceed 50%, thereby resulting in the Company being considered as being “owned” by non-resident entities under the Consolidated FDI Policy. In such an event, any investment by us in existing subsidiaries, associates or joint ventures and new subsidiaries, associates or joint ventures will be considered as indirect foreign investment and shall be subject to various requirements specified under the Consolidated FDI Policy, including sectoral limits, approval requirements and pricing guidelines, as may be applicable.

Furthermore, as part of the Company’s automotive business, its supply and have in the past supplied, vehicles to Indian military and paramilitary forces and in the course of such activities have obtained an industrial license from the Department of Industrial Policy. The Consolidated FDI policy applies different foreign investment restrictions to companies based upon the sector in which they operate. While the Company believe that it is an automobile company by virtue of the significance of the Company’s automobile operations, in the event that foreign investment regulations applicable to the defense sector (including under the Consolidated FDI Policy) are made applicable to us, the Company may face more stringent foreign investment restrictions and other compliance requirements compared to those applicable to us presently, which, in turn, could materially affect the Company’s business, financial condition and results of operations.

The Company require certain approvals or licenses in the ordinary course of business, and the failure to obtain or retain them in a timely manner, or at all, could materially and adversely affect the Company’s operations.

The Company require certain statutory and regulatory permits, licenses and approvals to carry out its business operations and applications for their renewal need to be made within certain time frames. For some of the approvals which may have expired, the Company have either made, or are in the process of making, an application for obtaining the approval or its renewal. While the Company have applied for renewal for such approvals, registrations and permits, it cannot assure that the Company will receive them in a timely manner or at all. The Company can make no assurances that the approvals, licenses, registrations and permits issued to us would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Furthermore, if the Company are unable to renew or obtain necessary permits, licenses and approvals on acceptable terms in a timely manner, or at all, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Risks Associated with Investments in an Indian Company

Political changes in the Government of India could delay and/or affect the further liberalization of the Indian economy and materially and adversely affect economic conditions in India, generally, and the Company’s business, in particular.

The Company’s business could be significantly influenced by economic policies adopted by the Government of India. Since 1991, successive governments have pursued policies of economic liberalization and financial sector reforms.

The Government of India has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against such policies, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well. While the Company expects any new government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

The Government of India has traditionally exercised and continues to exercise influence over many aspects of the economy. The Company’s business and the market price and liquidity of the Company’s ADSs and Shares may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

A change in the Government of India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically the Company’s business and operations, as a substantial portion of the Company’s assets are located in India. This could have a material adverse effect on the Company’s financial condition and results of operations.

Any downgrading of Company’s debt rating by a domestic or international rating agency could negatively impact the Company’s business.

Any adverse revisions to Company’s credit ratings for domestic and international debt by domestic or international rating agencies could adversely impact the Company’s ability to raise additional financing, as well as the interest rates and other commercial terms at which such additional financing is available. This could have a material adverse effect on the Company’s financial results, business prospects, ability to obtain financing for capital expenditures and the price of the Company’s Shares and ADSs.

The Company may be materially and adversely affected by Reserve Bank of India policies and actions.

The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the Reserve Bank of India, or RBI. The Company can make no assurances about future market reactions to RBI announcements and their impact on the price of the Company’s Shares and ADSs. Furthermore, the Company’s business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including the raising of interest rates, could negatively affect the Company’s sales and consequently the Company’s revenue, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

Investors may have difficulty enforcing judgments against the Company or its management.

The Company is a public limited company incorporated in India. The majority of the Directors and executive officers are residents of India and substantially all of the assets of those persons and a substantial portion of the Company’s assets are located in India. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or the Company. In addition, investors may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. federal securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with public policy.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Code, provides that where a foreign judgment has been rendered by a superior court (within the meaning of the section) in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code.

Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution. Accordingly, as the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A, a judgment rendered by a court in the United States may not be enforced in India except by way of a suit filed upon the judgment.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the resolution of suits by Indian courts.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI, under the Foreign Exchange Management Act, 1999, or FEMA to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment.

BUSINESS DESCRIPTION

In this section, any references to “Jaguar Land Rover” are to Jaguar Land Rover Automotive plc and its subsidiaries on a consolidated basis. Jaguar Land Rover is a wholly-owned subsidiary of TML Holdings Pte. Ltd., which is a wholly-owned subsidiary of the Company.

Overview

The Company primarily operates in the automotive segment and offers a broad portfolio of automotive products, ranging from sub-1 ton to 49 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, premium luxury cars and SUVs. The Company’s automotive segment operations include all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. Through its Jaguar Land Rover business, the Company is engaged in the premium car market in developed markets such as the United Kingdom, the United States, Europe and China as well as several emerging markets such as Russia, Brazil and South Africa (among others).

The wholly owned subsidiary of the Company, Jaguar Land Rover designs, develops, manufactures and sells Jaguar premium sports saloons, sports cars and luxury performance SUVs and Land Rover premium all-terrain vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has a long tradition as a manufacturer of technologically advanced, premium passenger vehicles with internationally recognised brands, an exclusive product portfolio of award-winning vehicles, a global distribution network and strong research and development capabilities, including for the development of autonomous, connected and electrification technologies and shared mobility services, as well as for innovative mobility solutions aiming to overcome and address future travel and transport challenges.

The Company has a substantial presence in India and the Jaguar Land Rover business operates in four principal regional markets, namely Europe (excluding the United Kingdom and Russia), North America, the United Kingdom and China. The Company is the largest commercial vehicle manufacturer in terms of revenue in India and is ranked among the top four passenger vehicle manufacturers in terms of units sold in India during Fiscal Year 2019 (according to the Society of Indian Automobile Manufacturers).

The Company also provides financing for vehicles sold by dealers in India through its subsidiary, Tata Motors Finance Limited (“TMFL”), which is an integral part of automotive business in India. The vehicle financing includes financing of new TML and Jaguar Land Rover vehicles, pre-owned vehicles including other OEM brands and corporate lending to its channel partners.

The Company’s automotive operations segment is further divided into (i) Tata commercial vehicles; (ii) Tata passenger vehicles; (iii) Jaguar Land Rover; and (iv) vehicle financing. Within its automotive operations, the Company continues to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

Apart from the automotive segment, the Company is also engaged in the businesses of information technology services and machine tools and factory automation solutions.

The Company, on a consolidated basis, had revenues from operations of Rs.2,744,921 .2 million (U.S.$38,729.0 million), Rs.2,923,406.4 million (U.S.$41,247.4 million) and Rs.3,019,384.0 million (U.S.$42,601.5 million) in Fiscal Year 2017, 2018 and 2019, respectively and Rs.1,268,989.4 million (U.S.$17,904.6 million) as at the six-months ended 30 September 2019. The Company, on a consolidated basis, achieved profits/(loss) after tax (post minority interest and share of profit/(loss) of associates and joint ventures (net)) of Rs.74,543.6 million (U.S.$1,051.8 million), Rs.89,889.1 million (U.S.$1,268.3 million) and Rs. (288,262.3 million) (U.S.$(4,067.2 million)) in Fiscal Year 2017, 2018 and 2019, respectively and Rs. (39,149.0 million) (U.S.$(552.4 million)) as at the six-months ended 30 September 2019.

Recent Developments

On 25 October 2019, the Board approved the issue and allotment of the following secsurities to Tata Sons Private Limited the promoter of the Company, on a preferential basis (“Preferential Allotment”), subject to shareholders approval from the Extraordinary General Meeting scheduled on 22 November 2019:

(a) up to 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,243.51 million; and

(b) 231,333,871 convertible warrants (“Warrants”), each carrying a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant, at a price (including the warrant subscription price and the warrant exercise price) of Rs.150 per Warrant aggregating to Rs.34,700.08 million. An amount equivalent to 25 per cent. of the Warrant price shall be payable at the time of subscription and allotment of each Warrant and the balance 75 per cent. of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount paid against Warrants shall be adjusted/set-off against the issue price for the resultant Ordinary Shares.

The Company expects overall proceeds of Rs.64,943.6 million from preferential allotment, of which Rs.38,918.5 million to be received upfront on allotment of Ordinary Shares and Warrants and balance on conversion of Warrants, subject to shareholders approval.

Objects of Preferential Allotment

The proceeds of the issue will be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries.

Proposed Shareholding

Details of Shareholding and Voting rights of Tata Sons Private Limited is as under:

Particulars	Pre-Preferential Allotment	Post Preferential Allotment
			Post Exercise of
	As at	Post Allotment	Warrants into
	30 September	of Ordinary	Ordinary
Tata Sons Private Limited	2019	Shares	Shares(1)
Ordinary Shares	35.30%	39.52%	43.73%
Voting Rights	34.69%	38.88%	43.08%

Note:

(1)	The shareholding post exercise of Warrants as shown above is calculated assuming full exercise of Warrants and consequent allotment of the Ordinary Shares of the Company.

Details of Shareholding and Voting rights of Promoter Group is as under:

Particulars	Pre-Preferential Allotment	Post Preferential Allotment
Promoter Group	As at 30 September 2019	Post Allotment of Ordinary Shares	Post Exercise of Warrants into Ordinary Shares(1)
Ordinary Shares	38.4%	42.4%	46.4%
Voting Rights	37.7%	41.7%	45.7%

Note:

(1)	The shareholding post exercise of Warrants as shown above is calculated assuming full exercise of Warrants and consequent allotment of the Ordinary Shares of the Company.

Rationale for Preferential Allotment

•	Strengthen balance sheet in a challenging demand scenario;

•	Provides rating support to the Tata Motors Group;

•	Limits dilution;

•	Signals strong promoter conviction on the Company’s opportunity; and

•	Benefits all shareholders by allowing the business to continue its investments and execute its growth strategy.

The UKEF & Commercial Loan Facilities

n October 2019, Jaguar Land Rover entered into an agreement providing for £625 million five-year amortising loan facilities, supported by a £500 million guarantee from UK Export Finance. These facilities were fully drawn as of the date hereof.

The UK Fleet Financing Facility

n October 2019, Jaguar Land Rover entered into an agreement providing for a £100 million working capital facility for fleet buybacks, secured by a floating charge over a part of our vehicle stock. This facility was fully drawn as of the date hereof.

History and Development of the Company

The Company was incorporated on 1 September 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. The Company’s name was changed to Tata Engineering and Locomotive Company Limited on 24 September 1960 and to Tata Motors Limited on 29 July 2003. Tata Motors Limited is domiciled in India. The Company commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, the Company has been in the business of manufacturing automotive vehicles. The Company produced only commercial vehicles until 1991, when it started producing passenger vehicles as well.

In September 2004, the Company became the first company from India’s automotive sector to be listed on the New York Stock Exchange. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and ‘A’ Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and the NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively.

In June 2008, the Company acquired the Jaguar Land Rover business from Ford. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury sedans, sports cars and luxury performance SUVs and Land Rover premium all-terrain vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has internationally recognised brands, a product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles, brand-specific global distribution networks and research and development capabilities. As a part of its acquisition of the Jaguar Land Rover business, the Company acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom, together with national sales companies in several countries.

The Company operates six principal automotive manufacturing facilities in India. These are located at Jamshedpur in the state of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand, at Sanand in the state of Gujarat and at Dharwad in the state of Karnataka. The Company also operates four principal automotive manufacturing facilities in the United Kingdom through its Jaguar Land Rover business, which are located at Solihull in the West Midlands, Castle Bromwich in the West Midlands, Halewood in Liverpool and its engine manufacturing centre (“EMC”) at Wolverhampton in the West Midlands.

In Fiscal Year 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China (the “China Joint Venture”). In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr. Furthermore, Jaguar Land Rover’s new 150,000 units per annum manufacturing plant in Nitra, Slovakia opened in October 2018 and is currently producing the Land Rover Discovery. In Fiscal Year 2019, Jaguar Land Rover announced that next-generation Electric Drive Units (“EDU”), developed in collaboration with BMW, will be produced at the Company’s EMC in Wolverhampton. At the same time Jaguar Land Rover announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire.

The Company has expanded its international operations through mergers and acquisitions and in India, it has made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•

the Company has a joint venture agreement with FCA Italy Spa (previously known as Fiat Group Automobiles S.p.A., Italy), which is part of the Fiat Chrysler Automobiles Group (“FCA”). Together with the FCA, the Company operates a facility located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. in December 2006, the Company entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd Thailand (the “Thonburi Group”) to manufacture pickup trucks in Thailand.

•

in October 2010, the Company acquired an 80 per cent. equity interest in Trilix Srl., Turin (Italy) (“Trilix”), a design and engineering company, in line with its objective to enhance its styling/design capabilities to meet global standards.

•

in July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc. to build certain future Jaguar Land Rover models in Graz, Austria to support Jaguar Land Rover’s growth plans. The Company believes that Magna Steyr has extensive contract manufacturing expertise working with many other car manufacturers globally. The Jaguar I-PACE battery electric vehicle and the Jaguar E-PACE are currently manufactured at the plant in Graz, Austria.

•

in December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia which has been producing the Land Rover Discovery since October 2018.

•	on 30 March 2017, the Board approved a scheme of merger and arrangement between the Company and TMLDL, a wholly-owned subsidiary of the Company. The merger was completed on 30 April 2018.

•

on 23 May 2018, the Board approved the sale of the Company’s shareholding in its wholly-owned subsidiary, TAL Manufacturing Solutions Limited, to Tata Advanced Systems Limited, a Tata group company. The divestment of TAL Manufacturing Solutions Limited was closed on 29 March 2019.

Organisational Structure

Tata Sons – the Company’s Promoter and its Promoted Entities

Tata Sons holds equity interests in promoted companies engaged in a wide range of businesses. Tata Sons promoted entities have their origins in the trading business founded by the founder Mr Jamsetji Tata in 1868, which was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The businesses of Tata Sons promoted entities can be categorised under ten business sectors, namely, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defence, telecom and media and trading and investments and comprised of over 100 companies, 28 amongst them publicly-listed companies, with a market capitalisation of U.S.$145 billion (as of 31 March 2018) and a collective workforce of over 700,000 persons. The various companies promoted by Tata Sons, including the Company, are based substantially in India and had combined revenues of approximately U.S.$111 billion as of 31 March 2018. The group operates in more than 100 countries across six continents.

With 35.3 per cent. of the Company’s ordinary shares under Tata Sons’ ownership as at 30 September 2019 (which has increased consistently since the last few years), the Company receives strong shareholder support and integration with Tata Sons which the Company believes has provided it a competitive advantage over its competitors and will be able to continue to leverage support from its relationship with Tata Sons and its subsidiaries and affiliates to further enhance its competitiveness to meet its customers’ needs, improving management capabilities and further strengthening its brand equity and credibility. The group’s foray into Financial Services commenced in 1919 under the chairmanship of Sir Dorab Tata, with the set up of New India Assurance.

The Company has for many years been a licensed user of the “Tata” brand owned by Tata Sons, and thus have gained from the use of the Tata brand and common brand equity as well as helped to grow and sustain its brand equity. The Company believes that it benefits from the use of and association with the “Tata” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and agreed to pay an annual subscription fee to Tata Sons which is in the range of (on a standalone basis) 0.15-0.25 per cent. of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5 per cent. of annual profit before (defined as profit after interest and depreciation but before income tax). In Fiscal Year 2014, 2015, 2017 and 2018, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis for these entities.

The Company believes customers associate the “Tata” brand with reliability, trust and ethical values, and its brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by the Company to its mutual advantage. As the Company recognises the need for enhancing its brand recognition in highly competitive markets in which the Company competes with internationally recognised brands, the Company, along with the support of Tata Sons will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where the Company plans to increase its presence.

Moreover, the ‘Tata’ brand continues to be India’s most valuable brand according to the annual assessment by Brand Finance, the world’s leading brand valuation and strategy consultancy. The total value of brand ‘Tata’ has surged to U.S.$19.5 billion in 2019, surpassing the combined value of the second and third most valued brands in India. In 2019, ‘Tata’ has been ranked 86th in the list compiled by the London-based consultancy, Brand Finance, up from 104th in 2018.

Tata Motors Group

The subsidiaries, joint ventures and associates of the Company, together with the Company, forms the Tata Motors Group under Indian Law.

A core initiative of the Company was the implementation of the Organisation Effectiveness (“OE”) program, a strategic program designed to overhaul and transform the Tata Motors Group. Pursuant to the changes implemented as a result of the OE program, the Group has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal Year 2019. As at 30 September 2019, the Company’s reportable segments are as follows:

•	Automotive operations: the Company’s automotive segment consists of the following four reportable sub-segments:

•

Tata Commercial Vehicles: this includes commercial vehicles (SCVs and pick-ups, M&HCVs, I&LCVs and CV passenger vehicles) manufactured under the Tata and Daewoo brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

•	Tata Passenger Vehicles: this includes passenger vehicles and UVs manufactured under the Tata and Fiat brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

•	Jaguar Land Rover: this includes vehicles manufactured under the Jaguar Land Rover brand (and excludes vehicles manufactured under the Tata, Fiat, Daewoo and other brands); and

•	Vehicle Financing: this includes financing of the Tata and Jaguar Land Rover new vehicles, pre-owned vehicles including other OEMs brands and corporate lending to the Company’s channel partners.

•	Other operations: this consists of information technology services and machine tools and factory automation solutions.

The Company believes that this structure improves speed, agility and simplicity within its business units, and enables strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.

The Company produces a wide range of automotive products, including:

•

Passenger cars: the Company’s range of Tata branded passenger cars include, in the hatchback category, the Nano (micro segment) and the Bolt and the Tiago (compact segment) and in the sedan category, the Tigor and the Zest (mid-sized segment). The Company has expanded its passenger car range with several variants and fuel options designed to suit various customer preferences.

The Company’s Jaguar Land Rover operations has an established presence in the premium passenger car market under the Jaguar brand name. There are seven nameplates currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XJ saloon, the XE sports saloon (including long wheel base XEL at the China Joint Venture), the F-PACE Jaguar’s luxury performance SUV), the Jaguar E-PACE compact SUV (also manufactured at the China Joint Venture), and the Jaguar I-PACE (an all-electric performance SUV and Jaguar’s first battery electric vehicle). In July 2019, Jaguar Land Rover ceased production of the Jaguar XJ and intend to replace it with the all-electric Jaguar XJ in the future.

•

Utility vehicles: the Company manufactures a range of Tata branded utility vehicles, including the Harrier, the Hexa, the Nexon, the Sumo and the Safari Storme. Under the Safari brand, the Company offers two variants: the Dicor and the Safari Storme. Under the Sumo brand, the Company offers the Sumo Gold, which is an entry-level utility vehicle.

There are currently six nameplates under the Land Rover brand, comprised of the Range Rover, the Range Rover Sport, the Range Rover Evoque, the Land Rover Discovery, the Land Rover Discovery Sport, the Range Rover Velar. The Company has also revealed the new Land Rover Defender, which will be launched in spring 2020.

•

Small commercial vehicles (“SCVs”) and pick-up trucks: the Company manufactures a variety of SCVs (less than 3.5 tonne), including pickup trucks. This includes the Tata Ace, India’s first indigenously developed mini-truck with a 0.7 tonnes payload with different fuel options, the Super Ace and Mega Ace with a 1 tonne payload and the Ace Zip with a 0.6 tonnes payload. In January 2017, the Company also launched the Xenon Yodha pick-up truck range with single cab and double cab variants and 4X2, 4X4 options. In May 2019, the Company launched India’s first compact truck Tata Intra with two variants, Intra V10 and Intra V20.

•

Medium and heavy commercial vehicles (“M&HCVs”) and intermediate and light commercial vehicles (“I&LCVs”): the Company manufactures a variety of M&HCVs and I&LCVs which include trucks, tractors, tippers, multi-axled vehicles and pick-ups with GVW (including payload) of between 3.5 tonnes and 55 tonnes. The Company also provides fully built solutions for special applications such as garbage compactors, containers, tankers, reefers, and diesel bowser to customers and various government organisations including solutions related to national defence. In addition, through Tata Daewoo Commercial Vehicle Co. Ltd. (“TDCV”), the Company manufactures a wide array range of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. The Company’s signature product is the Prima and the Prima LX range of trucks, which are sold in India and South Korea and exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range is a new M&HCV trucks launched in 2016 and has been extended to several additional tractor and tipper variants. The newest addition to this portfolio is the Ultra range panning from 7-tonne LCVs to 30-tonnne tractors in April 2018. All these platforms seamlessly integrate into the pre-increased axle load (16 to 49 tonnes) and post-increased axle load (18.5 to 55 tonnes) ranges.

•

Commercial passenger vehicles: The Company manufactures a variety of passenger carriers including buses. The Company’s products include the Magic and the Magic Iris (which includes an electric variant, both of which are passenger variants for commercial transportation developed on the Tata Ace platform) and the Winger. The Company also offers a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. The Company’s range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances. In Fiscal Year 2019, the Company launched the deliveries of electric buses to various state road transport undertakings in India.

Operations of Other Subsidiaries

Through the Company’s other subsidiary and associate companies, the Company is engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations.

•

Tata Technologies Limited, is engaged in providing specialised engineering and design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. As of 30 September 2019, the Company owned 72.28 per cent. of TTL and TTL had 12 subsidiaries and one joint venture.

•

TML Distribution Company Limited, the Company’s wholly-owned subsidiary, was incorporated on 28 March 2008. TDCL provides distribution and logistics support for distribution of the Company’s products throughout India. TDCL commenced its operations in Fiscal Year 2009.

•

Tata Motors Finance Limited, the Company’s wholly-owned subsidiary, was incorporated on 1 June 2006, with the objective of becoming a preferred financing provider for the Company’s dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by it. In India, TMFL is registered with the RBI as a systemically important non-deposit taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal Year 2015, TMFL acquired 100 per cent. shareholding of Rajasthan Leasing Private Limited, which subsequently changed its name to Tata Motors Finance Solutions Private Limited and is a NBFC registered with the RBI. On 4 June 2015, Tata Motors Finance Solutions Private Limited was converted into a public limited company, named Tata Motors Finance Solutions Limited. TMFSL focuses on the used vehicle financing business. On 31 March 2016, TMFL acquired 100 per cent. shareholding in Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of the restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on 31 January 2017. During Fiscal Year 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal Year 2019, TMFHL had acquired 26 per cent. of the share capital of Loginomic Tech Solutions Private Limited, a tech-based freight aggregator.

•

Tata Motors Insurance Broking and Advisory Services Limited, the Company’s wholly-owned subsidiary, is a licensed direct general insurance broker with IRDAI that operates in the Indian market and has plans to branch out globally to seek additional business opportunities. TMIBASL commenced business in Fiscal Year 2008 and provides end-to-end insurance solutions in the retail sector with a focus on the automobile sector. TMIBASL offers services to various OEMs in the passenger vehicle, commercial and construction equipment segments, including to the Company.

•

Trilix Srl.. In October 2010, we acquired an 80% equity interest in Trilix Srl., or Trilix, a design and engineering company, in line with our objective to enhance our styling/design capabilities to meet global standards. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro-feasibility studies and detailed engineering development. Trilix continues to implement a strategic growth policy and in March 2013 moved to a new facility as part of its ongoing implementation of this growth policy.

•

Tata Daewoo Commercial Vehicle Co. Ltd.. In March 2004, we acquired Daewoo Commercial Vehicle Co. Ltd., (now known as Tata Daewoo Commercial Vehicle Co. Ltd. (“TDCV”)) at Gunsan in South Korea. TDCV is engaged in the business of manufacturing heavy vehicles such as cargo, trucks, dump trucks, tractor trailers and special purpose vehicle mixers.

As of 30 September 2019, the Company’s operations included 101 consolidated subsidiaries, 2 joint operations, 3 joint ventures and 29 equity method affiliates, in respect of which it exercises significant influence.

Business Strategies

The Company believes that it has established, and intends to further strengthen, its position in the Indian automobile industry by investing in new products that exceed customer expectations, improving customer experiences across all its touchpoints, making rigorous cost improvements across its product range, and optimising its manufacturing and distribution strategy. The Company has pursued the strategy of increasing its presence in the global automotive markets and enhancing its product range and capabilities through strategic acquisitions/alliances. Building on the success of the Company’s ‘Turnaround’ action plan, the Company introduced ‘Turnaround 2.0’ in Fiscal Year 2019. Turnaround 2.0 aims at ‘Winning Decisively’ in the Commercial Vehicle business, ‘Winning Sustainably’ in the Passenger Vehicle business and embedding ‘Turnaround’ into the Company’s corporate culture. The Company aims to achieve consistent, competitive, cash accretive growth while Jaguar Land Rover is committed to achieving a sustainable and profitable growth comprising positive cash flows in the medium to long term with a strong focus on cost reduction and affordability of capital investments. In Fiscal Year 2019, Jaguar Land Rover launched ‘Project Charge’, a cost and cash improvement initiative which aims to achieve total cash savings of GBP2.5 billion by end of Fiscal Year 2020. The objective of this programme is to identify and implement at speed, short-term gains to improve cost, cash, revenue and profitability. Jaguar Land Rover has also launched ‘Project Accelerate’ for systemic, structural improvements to its business through three key workstreams (i) on-time and quality programmes; (ii) deliver competitive material cost and (iii) enhance sales performance.

To execute this vision, the Company focuses on several strategic objectives, including the following:

Continued focus on new product development

One key component of this strategy, which has delivered positive results in recent years, is the Company’s focus on improving the mix of its products (by developing vehicles designed to increase our market segment penetration or market visibility).

The Company offers an extensive range of commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. The Company has plans to expand the range of its product base further and is supported by its strong brand recognition in India, its understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. With growing competition, changing technologies and evolving customer expectations, the Company understands the importance of bringing new platforms to address market gaps and further enhance its existing range of vehicles to ensure customer satisfaction. The Company’s capital expenditures totalled Rs.317,507.4 million, Rs.426,722.9 million and Rs.366,356.7 million during Fiscal Year 2017, 2018 and 2019, respectively. The Company currently plans to invest in the region of approximately Rs.390 billion in Fiscal Year 2020 in capacity, new products and technologies.

Jaguar Land Rover plans to offer an electric drivetrain option on all new models by 2020. Jaguar Land Rover’s first all-electric vehicle, the all-new Jaguar I-PACE, was launched in March 2018 and went on sale in June 2018. The Range Rover and Range Rover Sport both are available in plug-in hybrid derivative and Range Rover Evoque is available in mild-hybrid variant. Starting from 2020, Jaguar Land Rover will begin the manufacture of next-generation Electric Drive Units, in collaboration with BMW, at its Engine Manufacturing Centre in Wolverhampton to be powered by batteries assembled at a new facility near Birmingham. The new Electric Drive Units and batteries will power its future battery electric and plug in-hybrids. Jaguar Land Rover continues to invest in enhancing its technological strengths through in-house R&D activities, including the development of its engineering and design centres which centralise Jaguar Land Rover’s capabilities in product design and engineering, sharing premium technologies, powertrains and vehicle architectures. Jaguar and Land Rover vehicles are designed and developed by award-winning design teams, and Jaguar Land Rover is committed to a continuing programme of new product design. Collectively, Jaguar and Land Rover’s product portfolio received over 200 awards from leading international motoring writers, magazines and opinion leaders from (and including) Fiscal Year 2018 to date, reflecting the strength of our model line-up and our design and engineering capabilities. Jaguar Land Rover aims to develop cleaner, safer and more efficient cars of the future that combine safety, zero emissions, zero congestion and long-term sustainable growth (“Destination Zero”). To meet this objective, Jaguar Land Rover has built strong links with academia, the UK Government and other industry sectors.

Furthermore, Jaguar Land Rover participates in advanced research consortia that bring together leading manufacturers, suppliers or academic specialists in the United Kingdom and are supported by funding from the UK Government’s Technology Strategy Board.

Leveraging the Company’s capabilities

The Company has manufacturing facilities across five locations in India, which delivers mobility solutions to five product lines with products ranging from 0.5 tonnes to 55 tonnes. These state-of-the-art facilities cater to the domestic and international market as well as the defence markets. The Company has delivered more than 0.5 million vehicles in Fiscal Year 2019 and over 0.2 million vehicles in the six-months ended 30 September 2019 while driving its operating costs towards benchmark levels through various initiatives and levers. The Company also continues to make its operations sustainable in terms of safety and health, corporate responsibility, and environment friendly with stringent targets in these areas enabled by various initiatives and guided by strong governance committees.

The Company believes that the foundation of its growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products through R&D. Established in 1966, the Company’s ERC in India has enabled it to successfully design, develop and produce its own range of vehicles. In addition, Jaguar Land Rover’s R&D operations are built around state-of-the-art engineering facilities, extensive test tracks, testing centres, design hubs and a virtual innovation centre. The ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, the Company has a wholly-owned subsidiary, Tata Motors European Technical Centre PLC (“TMETC”), in the United Kingdom, which is engaged in automobile research and engineering. Furthermore, the Company has a wholly-owned subsidiary, TMETC, in the United Kingdom, which is engaged in automobile research and engineering. The Company believes that its R&D capabilities will enable it to expand its product range and extend its geographical reach and to continually strive to achieve synergy wherever possible with its subsidiaries and joint ventures.

In Fiscal Year 2019, the Company played a leading role in proactively driving electric mobility in India. With the aim of building a sustainable future for India, the Company has been working collaboratively on various electric and hybrid vehicle solutions. As the only OEM with an end-to-end extensive product portfolio across its passenger vehicles and commercial vehicles businesses, the Company intends to play a complimentary role in the smart cities of the future. From public transport to personal cars, from last-mile connectivity to bus rapid transit systems, from emergency response vehicles to commercial Utility Vehicles, from green and sustainable solutions to vehicles designed to amplify the driving experience, the Company strives to carry a product portfolio to connect the aspirations and needs of its customers. To build on an enabling ecosystem of sustainable technology, the Company has worked on zero emission electric variant of vehicles that have redefined the automotive landscape worldwide. The Company is also actively working on innovation by bringing ingenuity into the areas of vehicle engineering and development. The Company believes its focus on digitisation, connectivity, automation and advanced regulatory compliance is helping it to deliver exciting innovations to its customers worldwide. On its current product portfolio, the Company also offers enhancements through approaches including modular architecture strategy, enhanced powertrain solution, light weighting, and system efficiency improvement strategies.

The Company also continues to evaluate several xEV options through different technologies as part of its long-term strategy. The technologies vary from mild hybrids in one segment to a fuel cell in others, which the Company has demonstrated in Auto Expo from time to time. The Company has developed a range of electric vehicles, such as the IRIS EV, Magic EV, 12m Urban Electric Bus, Tiago EV and Tigor EV, along with E-Vision concept electric vehicle, which the Company showcased at Geneva International Motor show in March 2018. Further, the Company has announced its state-of-art electric vehicle technology “Ziptron”, which will power a range of aspirational Tata Electric cars.

Jaguar Land Rover continues to invest in new technologies, including developing electric and other sustainable technologies to improve fuel economy and reduce CO2 emissions. More recently, Jaguar Land Rover has started developing autonomous, connected and electrification technologies, as well as investing in innovative mobility solutions aiming to overcome and address future travel and transport challenges.

Jaguar Land Rover is one of the industry leaders in aluminium body structures, which contribute to the manufacture of lighter vehicles with improved fuel and CO2 efficiency and performance, while maintaining the body stiffness that customers in the premium segment demand. Jaguar Land Rover also aims to be at the forefront of calibration and certification of emissions and fuel economy, with a number of emission-reducing technologies developed or under development, including stop-start technology as a standard feature, the 2.0-litre “in-house” Ingenium diesel and petrol engines and recently developed new EU6 Ingenium diesel and petroleum engine.

Jaguar Land Rover’s autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation and including autonomous features on new models. Jaguar Land Rover’s connected strategy includes investing in technology and infrastructure to support higher levels of connectivity, as exemplified by its recent announcement outlining plans to develop an engineering centre in Manchester to support the development of next-generation, connected car technologies. Jaguar Land Rover’s electrification strategy is currently exemplified by the all-electric all-new Jaguar I-PACE, which recently went on sale and the plug-in hybrid derivatives of the refreshed Range Rover and Range Rover Sport, which went on sale in Fiscal Year 2018. In July 2019, Jaguar Land Rover ceased production of the Jaguar XJ and intend to replace it with the all-electric Jaguar XJ in the future. Jaguar Land Rover’s InMotion Ventures business unit focuses on developing innovative mobility solutions to overcome and address future travel and transport challenges, and invests in future transport and mobility solutions, including a U.S.$25 million investment in Lyft in 2017 and U.S.$3 million investment in Voyage (a US-based self-driving taxi service) in January 2018. In addition, InMotion’s will launch a new premium car rental service in London, providing access to Land Rover vehicles throughout the city.

Continuing focus on high quality and enhancing customer satisfaction

One of the Company’s principal goals is to achieve international quality standards for its products and services. The Company has established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. The Company also collaborated with a major automobile oil manufacturer, Indian Oil Corporation Limited, to launch Tata Motors Genuine Oil, a single brand of affordable lubricating oils that is guaranteed by the Company for use across the Company’s product lines.

The Company’s has received recognition for its customer satisfaction levels. In a recent Net Promoter Score Brand Health Track Survey conducted by Millward Brown Market Research Services India Private Limited, TML Commercial Vehicles received an industry-leading score of +61 which is significantly ahead of its peers. The Company also ranked first in both sales and service satisfaction scores in the Sales Satisfaction Study Survey conducted by Nielsen (India) Private Limited in Fiscal Year 2019.

One of the Company’s principal goals is to achieve international quality standards for its products and services. The Company has established a comprehensive purchasing and quality control system that is designed to consistently deliver quality products and superior service. The Company also has a program for assisting vendors from whom it purchases raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery, and preference is given to vendors with TS 16949 certification.

Through close coordination supported by the Company’s IT systems, it monitors quality performance in the field and implements corrections on an ongoing basis to improve the performance of its products, thereby improving customer satisfaction. The Company is encouraging focused initiatives at both sales and service touch points to enhance customer experience and is striving to be the best in class. The Company believes that the reach of its sales, service and maintenance network provides it with a significant advantage over its competitors. The Company ranked second for the second consecutive year in the J.D. Power Asia Pacific 2018 India Customer Service Index Study Score.

Fiscal Year 2019, the Company’s passenger vehicle segment received the following awards:

No	Media	Category	Product
1.	Autoportal	Best New Variant of the Year 2018	Tiago JTP

2.	Auto Tech Review	Engine of the Year – Performance	Tigor JTP
	IATIA 2018	Engine of the Year

3.	Autocar India	Best Manufacturer of the Year	Tata Motors

4.	News18	Hatchback of The Year	Tiago JTP
		Sedan of the Year	Tigor JPT

5.	Quarter Mile Awards	Performance Car of the Year	Tiago JTP and
Tigor JTP

6.	Auto Components India	JV/Partnership of the Year	JTSV

7.	Car India	Manufacturer of the Year	Tata Motors

8.	Exhibit	Upcoming Car of the Year 2019	Tata Harrier

9.	Afaqs	Top 10 Brands Overall	Tata Motors
(Passenger Vehicles)

0.	Times Auto Awards	Manufacturer of the Year	Tata Motors

1.	Motor Vikatan	Performance Car of the Year	Tiago JTP and
		Best Manufacturer of the Year	Tigor JTP
Tata Motors

2.	Brand Equity	2nd Most Attractive Brand and	Tata Motors
	(The Economic Times)	Most Trusted Brand in Automotive
Sector (PV)

In Fiscal Year 2019, the Company’s commercial vehicles segment received the following awards: ET Now Retail Awards

No	Award Category	Awarded Model
1.	PV Manufacturer of the Year

2.	CV of the Year	Ultra 1412

3.	LCV Cargo Mover of the Year	LPT407 EX FE

4.	HCV Rigid Cargo of the Year	Tata 4223

5.	MCV Cargo Carrier of the Year	Tata LPT 1618 5L Turbotronn

6.	Small People Mover of the Year	Winger

7.	M&HCV People Mover of the Year	Magna

8.	Promising Debut of the Year	Signa 4923.T

9.	Marketing Campaign of the Year Award	Tata Ace Gold

Apollo CV Awards

No	Award Category	Awarded Model
1.	CV Maker of the Year	Tata Motors Limited

2.	CV/ICV People Mover of the Year	Ultra 9m Electric Bus

3.	MCV Cargo Carrier of the Year	LPT 1618 Turbotronn

4.	Special Application of the Year	LPT 2518 E Commerce

5.	MCV Tipper of the Year	Prima 2530.K Lx(6x4)

6.	ICV Cargo Carrier of the Year	ULTRA 1412

Flywheel Awards

No	Award Category	Awarded Model/OEM
1.	Flywheel Commercial Vehicle/Medium Duty	Tata Ultra 1412 Truck of the Year

2.	Flywheel CV Manufacturer of the Year	Tata Motors

3.	Flywheel Heavy Duty Truck of the Year	Tata Prima

4.	Flywheel Light Duty Truck of the Year	Tata Ace Gold

In Fiscal Year 2019, Jaguar and Land Rover collectively received over 200 awards from leading international motoring writers, magazines and opinion leaders, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below:

No	Award	Model	Awarding Institution
1.	World Car of the Year	I-PACE	World Car of the Year Awards

2.	World Car Design of the Year	I-PACE	World Car of the Year Awards

3.	World Green Car of the Year	I-PACE	World Car of the Year Awards

4.	European Car of the Year	I-PACE	European Car of the Year Awards

5.	Best Compact SUV	Range Rover	GQ Car Awards
Evoque

6.	Best Design and Styling Award	Range Rover	Autocar India
Velar

Products and environmental performance

The Company’s strategy is to continue to invest in products and technologies that position it ahead of expected stricter environmental regulation and ensure that the Company benefit from a shift in consumer awareness of the environmental impact of the vehicles they drive. Jaguar Land Rover has launched plug-in hybrid derivatives of the refreshed Range Rover and Range Rover Sport, without compromising the vehicles’ off-road capability or load space. Recently, Jaguar Land Rover introduced our first all-electric vehicle, the Jaguar I-PACE, which went on sale in June 2018. Jaguar Land Rover is also a global leader in the use of aluminium and other lightweight materials to reduce vehicle weight and improve CO2 and fuel efficiency. In addition to CO2 and fuel efficiency, all Jaguar Land Rover’s powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the EPA Tier 3 and LEV3, the China 6b emissions standards (“China 6b”) and European Eu6d-Temp emissions standards (“European Eu6d-Temp”) under real world driving conditions described by Real Driving Emissions, (“RDE”), Level 1 (“RDE1”) and future RDE Level 2, whose tests are well in advance of the 2020 introduction of RDE2 for all its new models, where emissions are limited under random driving conditions on the open road not just under laboratory conditions. Jaguar Land Rover were one of the few car manufacturer to meet the Worldwide Harmonised Light Vehicle Test Procedure (WLTP) deadline for type approval of its vehicles, reducing the operational impact of the emissions test changes. Recognising the need to use resources responsibly, produce less waste and reduce our carbon footprint, Jaguar Land Rover is also taking measures to reduce emissions, waste and the use of natural resources in all of our operations. In the United Kingdom, Jaguar Land Rover has a goal of zero waste and carbon neutral manufacturing operations by 2020.

Mitigating cyclicality

The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, the Company plans to continually strengthen its operations through gaining market share across different segments, and to offer a wide range of products in diverse geographies. The Company also plans to continue to strengthen its business operations other than vehicle sales, such as financing of its vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling/fixtures, to reduce the impact of cyclicality of the automotive industry.

Expanding the Company’s international business

The Company’s international expansion strategy involves entering new markets where the Company has an opportunity to grow and introducing new products to existing markets in order to grow its presence in such markets. The Company’s international business strategy has already resulted in the growth of its international operations in select markets and chosen segments over the last five years. Based on the Company’s internal assessments and data compiled by its country management team, in recent years, the

Company has grown its market share across various African and Middle Eastern markets such as Tanzania, Saudi Arabia and United Arab Emirates, in addition to maintaining its dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka. In keeping with the Company’s strategy to enter and grow in new regions, the Company has focused on business in the ASEAN countries, where in recent years the Company has entered Indonesia, Malaysia, Vietnam, Philippines and Tunisia.

The Company has also expanded its international presence through acquisitions and joint ventures. The Company’s acquisition of Jaguar Land Rover has expanded its geographical presence in the overseas market significantly. Through Jaguar Land Rover, the Company now offers products in the premium performance car and premium all-terrain vehicle segments with globally recognised brands and the Company has diversified its business across markets and product segments. The Company will continue to build upon the internationally recognised brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China Joint Venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China Joint Venture in Fiscal Year 2016, which went on general retail sale in November 2015. In September 2016, the long wheelbase Jaguar XFL went on sale followed by the long wheel base Jaguar XEL in December 2017. The E-PACE also went on sale in November 2017 and commenced sales from the China Joint Venture in September 2018. The all new Land Rover Discovery went on sale in February 2017 and the new Range Rover Velar went on sale in July 2017 with the refreshed 18 model year Range Rover and Range Rover Sport (including PHEV models) going on sale from November 2017. The multi-award-winning Jaguar I-PACE went on sale in June 2018 and the all new Evoque went on sale in February 2019. The new refreshed Jaguar XE is now available to order and the refreshed Land Rover Discovery Sport was revealed in May 2019. The new Land Rover Defender was revealed and the customer deliveries to begin from spring 2020.

During Fiscal Year 2008, the Company established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of its largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) Proprietary Limited, commenced operations in July 2011. Currently, Tata Motors (SA) Proprietary Limited caters to the South African market and Mozambique markets and sold 963 units in Fiscal Year 2019.

Reducing operating costs

The Company believes that its scale of operations provides it with a significant advantage in reducing costs and the Company plans to continue to sustain and enhance this cost advantage.

The Company’s ability to leverage its technological capabilities and its manufacturing facilities among its commercial vehicle and passenger vehicle businesses enables it to reduce cost. For example, the diesel engine used in its Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pick-up trucks and UVs enables the Company to reduce capital investment that would otherwise be required, while allowing the Company to improve the utilisation levels at its manufacturing facilities. Where appropriate, the Company intends to apply its existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

The Company’s vendor relationships also contribute to its cost reductions. For example, the Company believes that the vendor rationalisation program that the Company is undertaking will provide economies of scale to its vendors which would benefit its cost programs. The Company is also undertaking various internal and external benchmarking exercises that would enable it to improve the cost effectiveness of its components, systems and sub-systems.

The Company has intensified efforts to review and realign its cost structure through a number of measures such as reduction of manpower costs and rationalisation of other fixed costs, as well as streamlining its purchasing processes and building on its strong relationships with suppliers while increasing employee deployment and flexibility across its sites.

In Fiscal Year 2019, Jaguar Land Rover launched ‘Project Charge’, a cost and cash improvement initiative which aims to achieve total cash savings of GBP2.5 billion by end of Fiscal Year 2020. The objective of this programme is to identify and implement at speed, short-term gains to improve cost, cash, revenue and profitability. Since the implementation of Project Charge to 30 September 2019, Jaguar Land Rover has managed to achieve total cash savings of GBP2.2 billion (comprising GBP1 .3 billion in investment spending, GBP0.4 billion in working capital and GBP0.5 billion in costs and profits).

Jaguar Land Rover has also launched ‘Project Accelerate’ for systemic, structural improvements to its business through three key workstreams (i) on-time and quality programmes; (ii) deliver competitive material cost and (iii) enhance sales performance.

Enhancing capabilities through the adoption of superior processes

Tata Sons and the entities promoted by Tata Sons, including the Company, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons-promoted entities have institutionalised an approach, called the “Tata Business Excellence Model”, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable the Company to improve performance and attain higher levels of efficiency in its businesses and in discharging its social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources, and to translate them to operational performance. The Company’s adoption and implementation of this model seeks to ensure that its business is conducted through superior processes.

The Company has deployed a balance score card system for measurement-based management and feedback. The Company has also deployed a new product introduction process for systematic product development and a PLM system for effective product data management across its organisation. On the human resources front, the Company has adopted various processes to enhance the skills and competencies of its employees. The Company has also enhanced its performance management system with appropriate mechanisms to recognise talent and sustain its leadership base. The Company believes these will enhance its way of doing business, given the dynamic and demanding global business environment.

Expanding customer financing activities

Financing is a critical factor in vehicle purchases and in light of the rising consumer aspirations in India, the Company continues to expand its vehicle financing activities to enhance sales. In addition to improving our competitiveness in customer attraction and retention, the Company believes that expanding the financing business may also contribute toward moderating the impact on its financial results from the cyclical nature of vehicle sales. The Company have teamed up with various public sector, cooperative and Grameen banks to introduce new financing schemes. In particular, Tata Motors Finance Limited (“TMFL”) has increased its reach by opening a number of limited services branches in cities classified as tier 2 and tier 3 by the Government of India. TMFL operates through a ‘hub and spoke model’ and during the Fiscal Year 2019 TMFL operated out of 266 branches. The Company believes that this method has reduced turnaround times and improved customer satisfaction.

Continuing to invest in technology and technical skills

The Company believes that it is one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, the Company has enhanced its technological strengths through extensive in-house research and development activities. Further, the Company’s research and development facilities at its subsidiaries, like TMETC, TDCV, TTL, and Trilix, together with the two advanced engineering and design centres of Jaguar Land Rover, have increased its capabilities in product design and engineering. In the Jaguar Land Rover business, the Company is committed to continue to invest in new technologies to develop products that meet the opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO2 emissions and new modular longitudinal architecture. The Company considers technological leadership to be a significant factor in continued success, and therefore intends to continue to devote significant resources to upgrade its technological base.

Maintaining financial strength

The Company’s cash flows from operating activities in Fiscal Year 2017, 2018 and 2019 was Rs.301,992.5 million, Rs.238,574.2 million and Rs.188,907.5 million, respectively, and was Rs.(72,079.9 million) and Rs.55,950.1 million for the six-months ended 30 September 2018 and 2019. The improved position in the Company’s operating cash flows in the first half of Fiscal Year 2020 is primarily due to a better mix at Jaguar Land Rover’ business, implementation of cost reduction programs, and prudent working capital management. The Company has established processes for project evaluation and capital investment decisions with an objective to enhance its long-term profitability.

The Company plan to continue to increase capital investment to develop new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements, and increase Jaguar Land Rover’s manufacturing capacity in the United Kingdom and internationally (i.e. China, Austria and Slovakia).

The Company continues to target funding most of the its capital spending out of operating cash flow. The Company expects that the Company’s strong balance sheet, including total cash and cash equivalents and financial deposits of Rs.350,746.7 million as at 30 September 2019, as well as proven access to funding from capital markets and banks, will also support the Company’s investment plans as required. Leveraging brand equity

The Company’s Commercial Vehicle initiative, ‘Project Neev’, provides a growth program for rural India designed to promote self-employment. Local unemployed rural youth have been enrolled and trained to work from home as promoters of the Company’s Commercial Vehicles. Project Neev is currently operational in 25 states in India and has engagements in 448 districts. The rural penetration drive initiated through Project Neev has deployed an approximately 9,500-member dedicated team in towns and villages with populations of less than 50,000. Project Neev currently completed its sixth wave of expansion and reorganisation called ‘NEEV Overdrive’ and the Company intends to expand its operations in all major states across India. This program has been appreciated and recognised in various forums.

In April 2018, the Company conducted the ‘National Ultra Launch’ where the Company displayed the entire ultra-range with ready-to-use fully-built vehicles. For the intermediate and light truck range, the Company organised 51 ILCV expos showcasing the complete ILCV range from TML, across 17 states with a total of more than 6,000 customers attending. In addition, the Company also organised three e-commerce expos for the e-commerce industry in Gurugram, Bengaluru and Mumbai.

Another initiative through the Company’s Commercial Vehicles business is TATA-OK. TATA-OK seeks to promote the Company’s Commercial Vehicles by capturing new customer segments (such as economical and used vehicle buyers), promoting the sale of new vehicles through the exchange of used Commercial Vehicles at the Company’s dealerships, increasing the resale value of its Commercial Vehicles products, and facilitating deeper customer engagement and thereby promoting brand loyalty.

The Company offers a variety of support products and services for the Company’s customers. Tata FleetMan, the Company’s telematics and fleet management service, is designed to enable the commercial sector to boost productivity and profitability. With the goal of bringing the most advanced technology in this area to the Company’s customers, the Company have entered into a partnership with UK-based Microlise Limited to introduce global standards of telematics and fleet management solutions into the Indian logistics and transport industry, to enhance Tata FleetMan’s telematics systems through upgrades of the underlying technology and to develop the next generation of fleet telematics solutions for the Indian transport industry. Original equipment fitment of Tata Fleetman commenced in Fiscal Year 2016 and as of Fiscal Year 2018, the Company has covered the entire M&HCV range.

In order to support customers throughout the life of their vehicles, the Company has introduced a range of value-added services under the brand “Sampoorna Seva”. The Tata Alert breakdown service promises to respond to the breakdown site within four hours of notification and to return the vehicle to the road within 48 hours, covering some 3 million kilometres of Indian roads. Other key elements include a six-year, 600,000-kilometer warranty on the M&HCV range and the Tata Delight loyalty program. This was coupled with the introduction of new services, such as the Tata on-site service and parts support using container workshops. These workshops are an on-site service support system that deploy a container on-site, which houses the repair equipment to carry out most routine maintenance activities for a fleet. In addition, the Company offers on-demand annual maintenance contracts, which provide maintenance solutions to all customers for a wide range of vehicles, including large fleet owners.

The Company believes customers associate the Tata name with reliability, trust and ethical values, and its brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. The Company recognises the need for enhancing its brand recognition in highly competitive markets in which the Company competes with internationally recognised brands. The Company, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where the Company plans to increase its presence. Supported by the “Tata” brand, the Company believes its product brands such as the Tiago, Tigor, Bolt, Zest, Nexon, Hexa, Harrier, Sumo, Safari, Nano, Ace, Magic, Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, and the Company will continue to nurture and promote them.

Further, both Jaguar and Land Rover brands are globally recognised as premium, class-leading and highly differentiated vehicles within their segments as evidenced by consumer demand, and with sales in 120 and 129 markets, respectively, via independent franchises, national sales companies as well as third-party importers. Founded in 1922, Jaguar has a long tradition of designing and manufacturing premium sports cars and saloons recognised for their design, engineering performance and a distinctive British style. Founded in 1948 (and celebrating its 70 year anniversary in 2018), Land Rover designs and manufactures vehicles known for their off-road capability, strength, durability and refinement. Land Rover’s brand identity is built around utility, reliability, refinement, luxury and, above all, its all-terrain capability. Jaguar’s heritage of elegant design, innovative engineering and ground-breaking technology has excited and delighted the world for over 80 years, whilst Land Rover is the world’s favourite SUV brand.

Business and Operations

The Company’s total sales (including international business sales, Jaguar Land Rover sales and excluding sales by the China Joint Venture) are set forth in the table below for the following periods:

	Fiscal Year						Six-months ended 30 September
	2017		2018		2019		2018		2019
	Units	%	Units	%	Units	%	Units	%	Units	%
Passenger cars	310,171	28.4	291,299	23.9	286,730	22.5	137,742	23.1	107,520	22.7
UVs	385,480	35.3	473,273	38.7	460,056	36.1	194,175	32.6	185,187	39.0
Commercial vehicles	396,097	36.3	456,552	37.4	527,286	41.4	263,224	44.3	181,978	38.3

Total	1,091,748	100.0	1,221,124	100.0	1,274,072	100.0	595,141	100.0	474,685	100.0

The Company sold 1,091,748, 1,221,124 and 1,274,072 units worldwide in Fiscal Year 2017, 2018 and 2019, respectively and sold 595,141 and 474,685 units in the six-months ended 30 September 2018 and 2019. The sales in Fiscal Year 2019 consist of 761,786 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 512,286 units of Jaguar Land Rover vehicles (excluding wholesale to the China Joint Venture), whilst sales in the six-months ended 30 September 2019 consist of 248,508 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 226,177 units of Jaguar Land Rover vehicles (excluding wholesale to the China Joint Venture).

In terms of units sold, the Company’s largest market is India where it sold 480,915, 616,801 and 693,756 units during Fiscal Year 2017, 2018 and 2019, respectively (constituting 44.1 per cent., 50.5 per cent., and 54.5 per cent. of total sales in the respective corresponding periods) and sold 336,884 and 230,315 units during six-months ended 30 September 2018 and 2019, respectively (constituting 56.6 per cent. and 48.5 per cent. of total sales in the respective corresponding periods), followed by China where the company sold 125,207 units in Fiscal Year 2017 (constituting 11.5 per cent. of total sales in the respective corresponding periods) and North America where the Company sold 136,447 and 133,237 during Fiscal Year 2018 and 2019, respectively (constituting 11.2 per cent. and 10.5 per cent. of total sales in the respective corresponding periods) and sold 55,824 and 59,166 units during six-months ended 30 September 2018 and 2019, respectively (constituting 9.4 per cent., and 12.5 per cent. of total sales in the respective corresponding periods).

Revenue from the Company’s automotive and related activities before intersegment eliminations were Rs.2,726,924.1 million, Rs.2,903,846.4 million and Rs.2,996,556.1 million for Fiscal Year 2017, 2018 and 2019, respectively and were Rs.1,375,037 million and Rs.1,260,163.7 million for the six-months ended 30 September 2018 and 2019, respectively and accounted for 99.1 per cent., 98.0 per cent. and 98.3 per cent. of the Company’s total revenue for Fiscal Year 2017, 2018 and 2019, respectively and 98.2 per cent. and 98.1 per cent. of the Company’s total revenue for the six-months ended 30 September 2018 and 2019. Tata and other brand vehicles (including spares and financing thereof) constituted 25.5 per cent. and 21.7 per cent. of the Company’s total automotive revenues before inter-segment elimination for Fiscal Year 2019 and the six-months ended 30 September 2019, respectively, while Jaguar Land Rover constituted 74.6 per cent and 78.3 per cent., respectively.

Tata Commercial Vehicles and Tata Passenger Vehicles

Performance in Indian Market

According to data released by the Society of Indian Automobile Manufacturers in Fiscal Year 2019, the Indian automotive industry (passenger vehicles and commercial vehicles) recorded a 5.9 per cent. growth in domestic sales as compared to a 10.1 per cent. and 8.2 per cent. growth in Fiscal Year 2018 and 2017, respectively. The passenger vehicle segment grew 2.8 per cent. in Fiscal Year 2019 (as compared to 7.3 per cent. and 9.6 per cent. in Fiscal Year 2018 and 2017, respectively) due to continued consumption demand and strong rural growth. The commercial vehicle industry in India registered a 17.1 per cent. growth in Fiscal Year 2019 as compared to 21.7 per cent. and 4.2 per cent. growth in Fiscal Year 2018 and 2017, respectively. The drivers for growth in Fiscal Year 2019 were the implementation of GST, infrastructure growth supported by the GoI, high investments in e-commerce segment driving the demand for last mile transportation requirements, growth in replacement demand and improved financing and resilience in rural demand.

The Company maintained its leading position in the commercial vehicle category in the industry in India, which was characterised by increased competition during the year. The passenger vehicle market also continued to be subject to intense competition. A principal reason for the increase in the volume of sales in India of Tata Commercial Vehicles and Tata Passenger Vehicles, is the revival of the demand with the entry of new products and continued economic growth.

Commercial Vehicle industry in India de-grew by 24.3 per cent. in first half of Fiscal Year 2020 and Passenger Vehicle in India de-grew by 23.1 per cent. The Company’s Commercial vehicle and Passenger Vehicle growth in the first half of Fiscal Year 2020 was impacted by subdued demand, liquidity stress and low freight availability for cargo operators and general economic slowdown. The Company is focusing on retails acceleration to remain proactive and agile for potential demand pickup.

The following table sets forth the Company’s market share in various categories in the Indian market based on wholesale volumes for the following periods:

	Fiscal Year			Six-months ended 30 September
	2017	2018	2019	2019
		(percentages)
Passenger Vehicles	5.2	5.7	6.3	4.8
Passenger Cars	6.5	6.2	5.9	3.9
UVs(1)	2.0	4.6	7.0	6.1
Commercial Vehicles	44.4	45.1	45.1	42.8
I&LCVs(2)	42.4	44.9	45.4	46.3
M&HCVs	55.1	54.3	55.0	56.2
SCVs and pick-ups	37.5	39.6	40.1	37.2
CV passenger vehicles	46.0	45.3	44.0	42,5

Total Four-Wheel Vehicles	12.7	14.1	15.5	13.3

Notes:

(1)	UVs market share data includes the market share for Vans V1 category (i.e. Tata Venture) and excludes Vans V2 segment (i.e. Tata Ace Magic).
(2)

LCVs market share data includes the market shares for Vans V2 category (i.e. Tata Ace Magic) in accordance with SIAM’s classification of passenger vehicles. It includes intermediate commercial vehicles for Fiscal Year 2018.

Passenger vehicles

Industry-wide sales of passenger vehicles in India increased by 2.8 per cent. in Fiscal Year 2019, compared to a 7.3 per cent. and 9.6 per cent. growth in Fiscal Year 2018 and 2017, respectively. Utility vehicles sales also witnessed growth during Fiscal Year 2019 due to continued consumption demand and strong rural growth.

Reflecting the growth in the Indian passenger vehicles sector, the Company’s passenger vehicles sales in India were 155,260, 184,743 and 210,500 units in Fiscal Year 2017, 2018 and 2019, which was an increase of 19.0 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and an increase of 13.9 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018, due to new product offerings introduced by the Company. The Indian Passenger vehicle industry has witnessed a slowdown with the de-growth of 23.1 per cent. in the first half of Fiscal Year 2020 as compared to the first half of Fiscal Year 2019. The Company’s volumes de-grew by 41.1 per cent. in the first half of Fiscal Year 2020 as compared to the first half of Fiscal Year 2019 The Company is focused on retail acceleration and system stock reduction.

	Fiscal Year			Six-months ended 30 September
	2017	2018	2019	2018	2019
			(units)
Passenger Vehicles
Passenger Cars	136,479	134,860	131,035	69,992	32,245
UVs	18,781	49,883	79,465	37,107	30,868

Total Passenger Vehicles	155,260	184,743	210,500	107,099	63,113

Commercial vehicles

Industry sales of commercial vehicles in India were and 729,360, 887,316 and 1,038,834 units in Fiscal Year 2017, 2018 and 2019, representing an increase by 21.7 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and an increase by 17.1 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018. Industry sales in the M&HCV segment were 211,198, 247,659 and 274,750 units in Fiscal Year 2017, 2018 and 2019, representing a growth of 17.3 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and 10.9 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018. The M&HCV industry in India has shown signs of recovery since July 2017. The implementation of GST, restrictions on overloading and infrastructure growth supported by the government has boosted demand. Industry sales of I&LCV reported an increase of 21.7 per cent. to 125,471 units in Fiscal Year 2019, from 103,131 units in Fiscal Year 2018 whilst sales stood at 80,625 units in Fiscal Year 2017. Industry sales of SCVs and pick-ups were 324,090, 421,084 and 515,491 units in Fiscal Year 2017, 2018 and 2019, representing an increase by 29.9 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and an increase by 22.4 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018. The I&LCV and SCV industry growth is mainly due to high investments in e-commerce segments, which is driving demand for last-mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand. Industry sales of CV passenger vehicles reported a marginal increase of 6.7 per cent. to 123,122 units in Fiscal Year 2019, from 115,442 units in Fiscal Year 2018 compared to an increase of 1.8 per cent. increase in Fiscal Year 2018, from 113,447 units in Fiscal Year 2017 due to muted demand from state transportation undertakings.

The sales of the Company’s commercial vehicles in India outperformed the industry with a growth rate of 23.3 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and 17.2 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018, where sales in India were 324,175, 399,821 and 468,788 units in Fiscal Year 2017, 2018 and 2019, respectively. The Company’s sales decreased by 29.5 per cent. to 163,694 units in the six-months ended 30 September 2019 from 232,255 units in the six-months ended 30 September 2018. The Commercial vehicle growth was impacted by subdued demand, liquidity stress and low freight availability for cargo operators and general economic slowdown.

	Fiscal Year			Six-months ended 30 September
	2017	2018	2019	2018	2019
			(units)
Commercial Vehicles
I&LCVs	34,166	46,343	57,015	26,511	21,967
M&HCVs	116,403	134,455	151,004	77,031	42,621
SCVs and pick-ups	121,411	166,746	206,655	99,857	77,407
CV passenger vehicles	52,195	52,277	54,114	28,856	21,699

Total Commercial Vehicles	324,175	399,821	468,788	232,255	163,694

Sales and Distribution

The Company’s sales and distribution network in India as at 31 March 2019 comprises over 6,600 touch contact points for sales and service for its passenger and commercial vehicle businesses. In line with its growth strategy, the Company formed a 100 per cent. owned subsidiary, TDCL, in March 2008, to act as a dedicated distribution and logistics management company to support the sales and distribution operations of its vehicles in India. The Company believes this has improved the efficiency of its selling and distribution operations and processes. The Company uses a network of service centres on highways and a toll-free customer assistance centre to provide 24-hour road-side assistance (including replacement of parts) to vehicle owners.

TDCL provides distribution and logistics support for vehicles manufactured at the Company’s facilities and has set up stocking points at some of its plants and at different places throughout India. TDCL helps the Company to improve planning, inventory management, transport management and timely delivery. The Company has a customer relations management system at all of its dealerships and offices across the country, which supports users both within the Company and among its distributors in India and abroad.

The Company markets its commercial and passenger vehicles in several countries in Africa, the Middle East, South East Asia, South Asia and Latin America, as well as in Australia, Russia and the Commonwealth of Independent States countries. The Company has a network of distributors in all such countries where it exports its vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of the Company’s products in their respective markets. The Company has also stationed overseas resident sales and service representatives in various countries to oversee its operations in the respective territories.

Competition

The Company faces competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted a number of international companies to India who have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources, and as a result, competition is likely to further intensify in the future. The Company has designed its products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. The Company believes that its vehicles are suited to the general conditions of Indian roads and the local climate. The vehicles have also been designed to comply with applicable environmental regulations currently in effect. The Company also offers a wide range of optional configurations to meet the specific needs of its customers. The Company intends to develop and is developing products to strengthen its product portfolio in order to meet the increasing customer expectation of owning world class products.

Seasonality

Demand for the Company’s vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the GoI’s fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year end.

Exports

The Company is expanding its international business and export operations, which have been ongoing since its inception in 1961. The Company has a global presence in more than 46 countries, including all SAARC countries, South Africa, Africa, Middle East, Southeast Asia and Ukraine. The Company markets a range of products including M&HCV trucks, SCV trucks, buses, pickups and small CVs.

The Company’s overall sales in the international markets (on a standalone basis) was 64,221, 52,404 and 53,140 units in Fiscal Year 2017, 2018 and 2019, respectively and was 27,797 and 16,247 units in the six-months ended 30 September 2018 and 2019, respectively. Those sales decreased by 18.4 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017, increased by 1.4 per cent. in Fiscal Year 2019 compared to Fiscal Year 2018 and decreased by 41.6 per cent. in the six-months ended 30 September 2019. The Company’s top five export destinations for vehicles manufactured in India were Bangladesh, Nepal, Sri Lanka, Tanzania and Senegal, which accounted for 82 per cent. and 98 per cent. of the exports of commercial vehicles and passenger vehicles, respectively. The Company intends to strengthen its position in the geographic areas it is currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market. The Company received several significant orders in Fiscal Year 2019.

Jaguar Land Rover

Jaguar Land Rover markets and sells vehicles through a global sales and distribution network designed to achieve geographically diversified sales and facilitate growth in key markets, including Europe (excluding the United Kingdom and Russia), North America, the United Kingdom, China and other overseas market (including Brazil and Russia). Over the years, Jaguar Land Rover have expanded its global sales and distribution network and achieved diversification of revenue beyond our historical core markets.

Jaguar Land Rover’s success in established markets and strong brand recognition ensure that the Jaguar Land Rover business are well positioned to capture sales growth in emerging markets. The Company believes the growth potential in emerging markets with growing affluent populations will counterbalance the expected lower rate of sales growth in more developed markets and offers significant opportunities to further increase and diversify our sales volumes. Jaguar Land Rover established a manufacturing joint venture in China with Chery which currently manufactures the Range Rover Evoque, the Land Rover Discovery Sport, the long wheel base Jaguar XFL, the long wheel base Jaguar XEL and the Jaguar E-PACE for the local market, to further support growth in China. In India, Jaguar Land Rover opened a national sales company (“NSC”) to expand its presence in this key market. Currently, the Jaguar XJ, the Jaguar XF, the Jaguar XE, the Range Rover Evoque and the Land Rover Discovery Sport vehicles are manufactured for local sales at a facility operated by the Company in Pune, India. In June 2016, the production of the Land Rover Discovery Sport and the Range Rover Evoque for local sales commenced at our manufacturing facility in Brazil.

Total wholesales of Jaguar Land Rover vehicles (excluding the China Joint Venture) with a breakdown between Jaguar and Land Rover brand vehicles are set forth in the table below for the following periods:

	Fiscal Year						Six-months ended 30 September
	2017		2018		2019		2018		2019
	Units	%	Units	%	Units	%	Units	%	Units	%
Jaguar	169,284	31.7	150,484	27.6	153,757	30.3	70,971	31.3	64,611	28.7
Land Rover	365,462	68.3	394,814	72.4	354,138	69.7	155,434	68.7	160,703	71.3

Total	534,746	100.0	545,298	100.0	507,895	100.0	226,405	100.0	225,314	100.0

Jaguar

Jaguar wholesale volumes were 169,284, 150,484 and 153,757 units in Fiscal Year 2017, 2018 and 2019, reflecting a decrease by 11.1 per cent in Fiscal Year 2018 compared to Fiscal Year 2017 and a 2.2 per cent. increase in Fiscal Year 2019 compared to Fiscal Year 2018 as the introduction of the E-Pace and award winning all-electric I-PACE, were partially offset by lower sales volume other more established models, primarily F-PACE and XE. Wholesale volumes were 64,611 units in the six-months ended 30 September 2019, down 9.0 per cent. compared to 70,971 units in the six-months ended 30 September 2018.

Land Rover

Land Rover wholesale volumes were 365,462, 394,814 and 354,138 units in Fiscal Year 2017, 2018 and 2019, reflecting an increase by 8.0 per cent. in Fiscal Year 2018 compared to Fiscal Year 2017 and a 10.3 per cent. decrease in Fiscal Year 2019 compared to units in Fiscal Year 2018 as sales of the refreshed Range Rover and Range Rover Sport (including hybrid models) as well as a full year of Range Rover Velar sales were offset by lower volumes of more established models, mainly in China, and the run out of the first-generation Range Rover Evoque in Q3 ahead of the launch of the new Evoque. Wholesale volumes were 160,703 units as at the six-months ended 30 September 2019, up 3.4 per cent. compared to 155,434 units in the six-months ended 30 September 2018.

In Fiscal Year 2017, 2018 and 2019, wholesale volumes of the China Joint Venture were 66,060, 88,212 and 57,428 units, reflecting a 33.5 per cent. increase by in Fiscal Year 2018 compared to Fiscal Year 2017 and a 34.9 per cent. decrease in Fiscal Year 2019 compared to Fiscal Year 2018. This is primarily reflecting the challenging market conditions in China. In the six-months ended 30 September 2019, wholesale volumes of the China Joint Venture were 27,725 units, down 22.6 per cent. compared to the 35,807 units in six-months ended 30 September 2018.

In Fiscal Year 2019, wholesale volumes (excluding sales from the China Joint Venture) were up in the United Kingdom (4.1 per cent.), but down in other regions including North America (2.4 per cent.), Europe (6.1 per cent.), China (38.8 per cent.) and overseas markets (5.5 per cent.). The introduction of new and refreshed models led by the Jaguar E-PACE, award winning I-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport were offset by lower sales of more established models, mainly in China, and the run-out of the first-generation Range Rover Evoque in the third quarter ahead of the launch of the new Evoque. Jaguar Land Rover has revealed a new Land Rover Defender, the toughest and most capable Land Rover, customer deliveries to begin from spring 2020.

Performance in key geographical markets on retail basis (including China Joint Venture)

	Fiscal Year			Six-months ended 30 September
	2017	2018	2019	2018	2019
			(units)
North America	123,527	129,319	139,778	61,179	60,683
Jaguar	41,578	40,855	36,768	15,281	14,042
Land Rover	81,949	88,464	103,010	45,898	46,641

United Kingdom	124,755	108,759	117,995	56,065	55,241
Jaguar	39,132	32,078	38,515	18,851	17,901
Land Rover	85,623	76,681	79,400	37,214	37,340

Europe	141,043	133,592	127,566	56,589	53,927
Jaguar	40,332	36,248	49,474	22,034	19,129
Land Rover	100,711	97,344	78,092	34,555	34,798

China	125,207	150,116	98,922	55,454	50,547
Jaguar	29,351	44,705	32,797	18,892	17,030
Land Rover	95,856	105,411	66,125	36,562	33,517

Other overseas markets	89,477	92,523	94,734	46,110	37,170
Jaguar	22,455	20,674	22,644	11,006	8,761
Land Rover	67,022	71,849	72,090	35,104	28,409

Total	604,009	614,309	578,915	275,397	257,568

Retail volumes (including retail sales from the China Joint Venture) in Fiscal Year 2017, 2018 and 2019 were 604,009, 614,309 and 578,915 units, respectively, which was a 1.7 per cent. increase in Fiscal Year 2018 compared to Fiscal Year 2017 and a 5.8 per cent. decrease in Fiscal Year 2019 compared to Fiscal Year 2018 as the introduction of new and refreshed models led by the Jaguar E-PACE, award winning I-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport were offset by lower sales of more established models, mainly in China, and the run-out of the first-generation Range Rover Evoque in the third-quarter ahead of the launch of the new Evoque (now available).

Retail volumes (including retail sales from the China Joint Venture) in the six-months ended 30 September 2018 and 2019 were 275,397 and 257,568 units, respectively, which was a 6.5 per cent. decrease in the six-months ended 30 September 2019 compared to the same period last year. Strong growth in Range Rover Evoque, Range Rover Sport, I-Pace offset by de-growth in other models. China recovery started with Q2FY20 growth of 24.3 per cent.

•

North America: Economic performance in North America remained generally favourable in Fiscal Year 2019 with solid GDP but industry vehicle sales were slightly lower year-on-year at 0.5 per cent. Jaguar Land Rover retail volumes were 123,527, 129,319 and 139,778 units in Fiscal Year 2017, 2018 and 2019 where Jaguar Land Rover saw an increase of 4.7 per cent. for Fiscal Year 2018, an increase of 8.1 per cent. for Fiscal Year 2019. Jaguar Land Rover retail volumes were 61,179 and 60,683 units in the six-months ended 30 September 2018 and 2019, a decrease of 0.8 per cent. for the six-months ended 30 September 2019.

•

United Kingdom: Industry vehicle sales fell 3.7 per cent. in Fiscal Year 2019 in the United Kingdom as diesel vehicle sales declined 25.9 per cent. year-on-year and the Brexit uncertainty continued. With the Brexit deadline extended to the end of January, uncertainty remains over any potential deals. Jaguar Land Rover retail volumes were 124,755, 108,759 and 117,915 units in Fiscal Year 2017, 2018 and 2019 where Jaguar Land Rover saw a decrease of 12.8 per cent. for Fiscal Year 2018, increase of 8.4 per cent. for Fiscal Year 2019. Jaguar Land Rover retail volumes were 56,065 and 55,241 units in the six-months ended 30 September 2018 and 2019, a decrease of 1.5 per cent. for the six-months ended 30 September 2019.

•

Europe: GDP growth in Europe was mixed in Fiscal Year 2019 and lagged at the end of the year as economic growth in Germany slowed and Italy entered recession. Industry volumes in Europe were down 0.9 per cent. and Jaguar Land Rover retail sales were 141,043, 133,592 and 127,566 units in Fiscal Year 2017, 2018 and 2019 where Jaguar Land Rover saw a decrease of 5.3 per cent. for Fiscal Year 2018, a decrease of 4.5 per cent. for Fiscal Year 2019 primarily as a result of continuing diesel uncertainty, Brexit and the change to more stringent World Harmonized Light Vehicle Testing Procedure emissions testing regime. Jaguar Land Rover retail volumes were 56,589 and 53,927 units in the six-months ended 30 September 2018 and 2019, for the six-months ended 30 September 2019, a decrease of 4.7 per cent. for the six-months ended 30 September 2019.

•

China: Economic growth continued to slow in China during Fiscal Year 2019 as weaker market conditions and trade tension with the U.S. continued. Compounded by uncertainty driven by import duties in July, as a result, industry vehicle sales declined by 8.3 per cent. year-on-year and Jaguar Land Rover retail volumes (including sales from the China Joint Venture) were 125,207, 150,116 and 98,922 units in Fiscal Year 2017, 2018 and 2019 where Jaguar Land Rover saw an increase of 19.9 per cent. for Fiscal Year 2018, a decrease of 34.1 per cent. for Fiscal Year 2019. Jaguar Land Rover retail volumes were 55,454 and 50,547 units in the six-months ended 30 September 2018 and 2019, a decrease of 8.8 per cent. for the six-months ended 30 September 2019. Jaguar Land Rover has started returning to growth in a tough market, with all the key performance indicators (like Retail target achievement, Retailer Return on Sales, Local Registration Rate and Retailer Stock Index) started improving.

•

Other overseas markets: Jaguar Land Rover’s retail volumes in other overseas markets were 89,477, 92,523 and 94,734 units in Fiscal Year 2017, 2018 and 2019, where Jaguar Land Rover saw an increase of 3.4 per cent. for Fiscal Year 2018, an increase of 2.4 per cent. for Fiscal Year 2019. Jaguar Land Rover retail volumes were 46,110 and 37,170 units in the six-months ended 30 September 2018 and 2019, a decrease of 19.4 per cent. for the six-months ended 30 September 2019.

Sales and Distribution

As at 30 September 2019, Jaguar Land Rover distributes its vehicles in 119 markets for Jaguar and 127 markets for Land Rover globally. Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies (“NSCs”) as well as third-party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Jaguar Land Rover products are sold through the Company’s dealerships to retail customers. Jaguar Land Rover products are also sold to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. As a consequence, Jaguar Land Rover has a diversified customer base, which reduces its independence on any single customer or group of customers.

As at 30 September 2019, Jaguar Land Rover’s global sales and distribution network comprised of 23 NSCs, 77 importers, 2 export partners and 2,862 franchise sales retailers (contracts) 1,599 sites (1,303 of which are joint Jaguar and Land Rover dealers).

Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than the Company. Jaguar vehicles compete primarily against other European brands such as Audi, Porsche, BMW and Mercedes Benz as well as the U.S. brand Tesla. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.

Seasonality

Jaguar Land Rover sales volume is impacted by the bi-annual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has had an impact on the re-sale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holidays in either January or February, the PRC National Day holiday and the Golden Week holidays in October. The resulting sales profile therefore influences operating results on a quarterly basis.

Other Operations

In addition to the Company’s automotive operations, it is also involved in other business activities, including information technology services and machine tools and factory automation solutions. The Company’s revenue from other operations before inter-segment eliminations was Rs.31,840.6 million, Rs.32,523.6 million and Rs.36,260.7 million in Fiscal Year 2017, 2018 and 2019 and was Rs.18,165 million and Rs.15,225.1 million in the six-months ended 30 September 2018 and 2019. Revenues from other operations represented 1.2 per cent., 1.1 per cent. and 1.2 per cent. of total revenue before inter-segment eliminations in Fiscal Year 2017, 2018 and 2019 and represented 1.3 per cent. and 1.2 per cent. of total revenue before inter-segment eliminations for the six-months ended 30 September 2018 and 2019, respectively.

Tata Daewoo Commercial Vehicle Co. Ltd.

In March 2004, the Company acquired Daewoo Commercial Vehicle Co. Ltd., (now known as Tata Daewoo Commercial Vehicle Co. Ltd. at Gunsan in South Korea. TDCV, one of the Company’s subsidiary company, engaged in the design, development and manufacturing of M&HCVs, witnessed a decrease in its overall sales by 24.8 per cent. to 6,672 units in Fiscal Year 2019 from 8,870 units in Fiscal Year 2018, and a decrease by 24.1 per cent. to 2,608 units in the six-months ended 30 September 2019 from 3437 units in the six-months ended 30 September 2018. Its overall sales in Fiscal Year 2017 was 10,317 units. In its domestic market of South Korea, TDCV’s sales decreased by 36.3 per cent. from 6,859 units in Fiscal Year 2018 to 4,371 units in Fiscal Year 2019 and decreased by 23.7 per cent. to 1,860 units in the six-months ended 30 September 2019 from 2,438 units in the six-months ended 30 September 2018, primarily due to lower industry volumes and aggressive discounting and marketing strategies of importers. Its domestic sales in Fiscal Year 2017 was 8,795 units.

The combined market share was 29.6 per cent, 26.5 per cent. and 21.1 per cent., in Fiscal Year 2017, 2018 and 2019, respectively and was 21.6 per cent. and 20 per cent. in the six-months ended 30 September 2018 and 2019. The export market scenario continued to remain challenging in Fiscal Year 2019 due to factors such as local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries and increased dealer inventory and impact of U.S. sanction on Iran. However, TDCV could increase its export sales to 2,301 units in Fiscal Year 2019, 14.4 per cent. higher compared to 2,011 units in Fiscal Year 2018 and decreased its export sales by 25.1 per cent. to 748 units in the six-months ended 30 September 2019 from 999 units in the six-months ended 30 September 2018. TDCV’ export sales in Fiscal Year 2017 was 1,522 units. TDCV is working on an aggressive turnaround plan to obtain a sustainable profitable growth in the coming years.

Tata Technologies Limited

Tata Technologies Limited is engaged in providing specialised engineering and design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. As of 30 September 2019, the Company owned 72.28 per cent. of TTL and TTL had 12 subsidiaries and one joint venture.

TML Distribution Company Limited

TDCL, incorporated on 28 March 2018, is the Company’s wholly-owned subsidiary engaged in the provision of distribution and logistics support for distribution of the Company’s products throughout India. TDCL commenced its operations in Fiscal Year 2009.

Tata Motors Insurance Broking and Advisory Services Limited

Tata Motors Insurance Broking and Advisory Services Limited (“TMIBASL”), the Company’s wholly-owned subsidiary, is a licensed direct general insurance broker with IRDAI that operates in the Indian market and has plans to branch out globally to seek additional business opportunities. TMIBASL commenced business in Fiscal Year 2008 and provides end-to-end insurance solutions in the retail sector with a focus on the automobile sector. TMIBASL offers services to various OEMs in the passenger vehicle, commercial and construction equipment segments, including to the Company.

Tata Motors Finance Limited

Tata Motors Finance Limited, the Company’s wholly-owned subsidiary, was incorporated on 1 June 2006, with the objective of becoming a preferred financing provider for the Company’s dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by it. In India, TMFL is registered with the RBI as a systemically important non-deposit taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal Year 2015, TMFL acquired 100 per cent. shareholding of Rajasthan Leasing Private Limited, which subsequently changed its name to Tata Motors Finance Solutions Private Limited and is a NBFC registered with the RBI. On 4 June 2015, Tata Motors Finance Solutions Private Limited was converted into a public limited company, named Tata Motors Finance Solutions Limited. TMFSL focuses on the used vehicle financing business. On 31 March 2016, TMFL acquired 100 per cent. shareholding in Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of the restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on 31 January 2017. During Fiscal Year 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal Year 2019, TMFHL had acquired 26 per cent. of the share capital of Loginomic Tech Solutions Private Limited, a tech-based freight aggregator.

TMFL disbursed Rs.92,976 million, Rs.154,060 million and Rs.21 9,930 million in vehicle financing in India during Fiscal Year 2017, 2018 and 2019, respectively, and disbursed Rs.87,530 million and Rs.62,230 million in the six-months ended 30 September 2018 and 2019. During Fiscal Year 2017, 2018 and 2019, 22 per cent., 25 per cent. and 26 per cent., respectively, of the Company’s vehicle sales in India, on a consolidated basis, were made by the dealers through financing arrangements with Company’s captive financing subsidiary, while 24 per cent. and 28 per cent. as at the six-months ended 30 September 2018 and 2019 were made by the dealers through financing arrangements with Company’s captive financing subsidiary. The Company follows specified internal procedures, including quantitative guidelines, for selection of its finance customers and assist in managing default and repayment risks in its portfolio. The Company originates all contracts through its authorised dealers and direct marketing agents with whom they have agreements with. All of the Company’s marketing, sales and collection activities are undertaken through dealers or by the Company and its subsidiaries.

Research and Development

Tata Commercial Vehicles and Tata Passenger Vehicles

The Company has over the years committed and will continue to commit significant resources towards its R&D activities. The Company’s R&D focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of its envisaged future product portfolio with industry-leading features across its range of commercial vehicles and passenger vehicles. For the passenger vehicles product range, the Company’s focus is on design, driver satisfaction and connected car technologies. For the commercial vehicle product range, the Company’s focus is on enhancing fuel-efficiency, minimising the total cost of ownership and providing maximum overall value. The Company continues to endeavour to adapt technologies for its product range to meet the requirements of a globally competitive market. The Company also undertaken programs for development of vehicles, which run on alternate fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

The Company’s R&D activities involve product development, environmental technologies and vehicle safety. The Company’s ERC, established in 1966, is one of the few in-house automotive R&D centres in India recognised by the GoI. The ERC is headquartered at Pune with branches at Jamshedpur and Lucknow in India, Trilix in Italy and TMETC in United Kingdom.

The Company plans to continue its endeavours in the R&D space to develop vehicles with reduced cost, time to market and shorter product life cycles. The Company aims for the timely and successful conclusion of technology projects so as to begin their induction into mainstream products, which will lead to a promising future. The Company’s focus is going to be building technology, capability, scale and capacities in R&D to be able to ride the emerging trends. The Company is now focusing more on accelerated testing and validation and are using a lot of digital tools for the simulation process. The Company has charted a massive jump from 181st rank last year to 2nd rank in India’s Most Attractive Brands 2018 study carried out by Trust Research Advisory. The Company believes it has been able to stay ahead of the curve and create superior offerings for the customer.

Jaguar Land Rover

Jaguar Land Rover develops and manufactures technologically advanced vehicles to meet the requirements of a globally competitive market. Jaguar Land Rover’s R&D operations currently consist of a team of engineers operating within a co-managed Jaguar and Land Rover engineering group, sharing premium technologies, powertrain designs and vehicle architecture. Jaguar Land Rover’s vehicles are designed and developed by award-winning design teams, and we are committed to a continuing programme of new product design. Jaguar Land Rover have modern safety test facilities for testing and developing new products. These include a pedestrian safety testing facility, a pendulum impact test facility and a gravity-powered impact rig for occupant protection and vehicle structural development.

Jaguar Land Rover’s product design and development centres are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Jaguar Land Rover works with Intel at the Open Software Technology Center in Portland, Oregon in the United States to develop next-generation in-vehicle technologies, helping us enhance our future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

Jaguar Land Rover’s R&D activities are currently strongly concentrated on creating a sustainable fleet CO2 emissions profile for 2020 and beyond. In addition to CO2 and fuel efficiency, all Jaguar Land Rover’s powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the EPA Tier 3, the LEV3, China 6b and European Eu6d-Temp under real world driving conditions described by Real Driving Emissions, (“RDE”), Level 1 (“RDE1”) and future RDE Level 2 where emissions are limited under random driving conditions on the open road not just under laboratory conditions.

Jaguar Land Rover develops and manufactures technologically advanced vehicles. Jaguar Land Rover’s R&D operations are built around state-of-the-art engineering facilities, test tracks, testing centres, design hubs and a virtual innovation centre with a focus in development of autonomous, connected and electrification technologies and shared mobility services, as well as investing in innovative mobility solutions aiming to overcome and address future travel and transport challenges. The Company’s ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom work to enhance the product development process and achieve economies of scale.

Jaguar Land Rover’s two primary design and development centres are equipped with computer-aided design and manufacturing and engineering tools configured to support a product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom.

Properties, Facilities and Production Capacity

Properties and Facilities

The Company produces vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to its manufacturing facilities, the Company’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities. As of 30 September 2019, the Company owns a substantial proportion of its principal facilities both within India and overseas, while the remaining facilities are on leased premises. The Company has principal facilities located across India, including but not limited to Pune (Pimpri, Chinchwad, Chikhali(1), Maval), Pune (Hinjewadi)(1), Mumbai, Satara, Pune (Ranjangaon), Jamshedpur, Lucknow(1), Bengaluru(2), Dharwad, Sanand, Kochi, Delhi, Hyderabad(2) and Chennai(1). The Company has principal facilities located outside of India, including but not limited to Singapore, South Korea, Thailand, United Kingdom (including Solihull, Castle Bromwich, Halewood, Gaydon, Whitley and Wolverhampton), Spain, Morocco, South Africa, Indonesia, Austria, Brazil, Slovakia and Italy.

Substantially all of the Company’s owned properties are subject to mortgages in favour of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of the Company’s property, plants and equipment, except those in the United Kingdom, is pledged as collateral securing indebtedness incurred by the Company. The Company believes that there are no material environmental issues that may affect its utilisation of these assets.

The Company has additional property interests in various locations around the world for limited manufacturing, sales offices, and dealer training and testing. The majority of these are housed within leased premises.

The Company considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

Production Capacity

The following table shows the Company’s production capacity as at 31 March 2019 and production levels by plant and product type in Fiscal Year 2017, 2018 and 2019.

	Production
	Capacity	Production Levels
	as at
	31 March	Fiscal Year
	2019	2017	2018	2019
	(in units)		(in units)
Tata Motors Plants in India(1)
M&HCVs, LCVs, UVs and passenger cars	1,429,700	529,927	601,695	677,095
Jaguar Land Rover(2)(5)
UVs, passenger cars	776,000	620,287	549,891	492,372
Other subsidiary companies’ plants (excluding Jaguar Land Rover)(3)
M&HCVs, buses, bus bodies and pick-up trucks	22,000	21,858	21,036	7,657
Joint operations(4) (passenger vehicles)	100,000	12,234	30,655	38,082

(1)	Land at each of these locations is held under an operating lease.
(2)	Some of the facilities are held under an operating lease and some are owned.

Notes:

(1)

This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.

(2)	Production capacity is on a three-shift basis. Includes assembly plant in Brazil and vehicles manufactured under the manufacturing agreement with Magna Steyr in Graz, Austria.
(3)	The plants are located in South Korea, South Africa and Thailand.
(4)	Excludes production of engines/powertrains.
(5)	Includes capacity at the China Joint Venture.

Intellectual Property

The Company creates, owns, and maintains a wide array of intellectual property assets throughout the world that are among its most valuable assets. The Company’s intellectual property assets include patents, trademarks, copyrights designs, trade secrets and other intellectual property rights. Patents relate to the Company’s innovations and products; trademarks secured relate to its brands and products, copyrights are secured for creative content; and designs are secured for aesthetic features of products/components. The Company proactively and aggressively seeks to protect its intellectual property in India and other countries.

As part of the acquisition of the Jaguar Land Rover business, ownership (or co-ownership, as applicable) of core intellectual property associated with Jaguar Land Rover was transferred to the Company. However, such intellectual property is ultimately owned by Jaguar Land Rover entities. Additionally, perpetual royalty-free licenses to use other essential intellectual property from the relevant third parties have been granted to the Company for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs to protect the design of their vehicles in several countries.

In varying degrees, all the Company’s intellectual property is important to it. In particular, the Tata, Jaguar, Land Rover and Range Rover brands are integral to the conduct of its business, a loss of which could lead to dilution of its brand image and have a material adverse effect on the Company’s business.

During Fiscal Year 2019, the Company filed 86 patent applications and 113 design applications. In respect of applications filed in earlier years, 104 patents have been granted and 37 designs registered. Both filing and grant details include India and international jurisdictions.

Components, Raw Materials and Suppliers

Components and Raw Materials

The principal materials and components required by the Company for use in Tata Commercial Vehicles and Tata Passenger Vehicles are: steel sheets (for in-house stampings) and plates; iron and steel castings and forgings; items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays; interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. The Company also requires aggregates such as axles, engines, gear boxes and cams for its vehicles, which are manufactured in-house or by its subsidiaries, affiliates, joint ventures/operations and strategic suppliers.

The principal materials and components required by the Company for use in its Jaguar and Land Rover vehicles are steel and aluminium in sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron and steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. The Company also requires certain highly functional components such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers for use in its Jaguar and Land Rover vehicles.

Initiatives

As part of the Company’s strategy to become a value-for-money vehicle manufacturer, the Company has undertaken various initiatives to reduce its fixed and variable costs. In India, the Company started an e-sourcing initiative in 2002, pursuant to which the Company procures some supplies through reverse auctions. The Company also uses external agencies as third-party logistic providers. This has resulted in space and cost savings. The Company’s initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real time information exchange and processing with its suppliers. Jaguar Land Rover has also commenced the production of its own “in-house” four-cylinder diesel and gasoline engines.

Suppliers and Purchase Agreements

The Company has an extensive supply chain for procuring various components. The Company’s associate company, Tata AutoComp Systems Ltd., manufactures automotive components and collaborates with international manufacturers into India by setting up joint ventures with them. The Company has initiated a supplier optimisation initiative for Indian domestic suppliers. This initiative will rationalise the current supply base enabling scale cost benefits, improved quality and balance in volume cyclicality. This also improves supplier relationships, giving the Company better access to technologies and support in vehicle development for new programmes. The Company has also entered into long term purchase agreements for some critical components such as transmissions and engines. The Company has established contracts with certain commodity suppliers to cover its own as well as its suppliers’ requirements in order to moderate the effect of volatility in commodity prices. The Company has also undertaken special initiatives to reduce material consumption through value engineering and value analysis techniques.

The Jaguar Land Rover business works with its suppliers to meet its requirements for parts and components. The Jaguar Land Rover business has established quality control programs to ensure that externally purchased raw materials and components are monitored and meet its quality standards. Jaguar Land Rover also outsources many of the manufacturing processes and activities to various suppliers. Where this is the case, Jaguar Land Rover provides training to outside suppliers. Jaguar Land Rover also continues to work with its suppliers to optimise procurement.

Suppliers are appraised based on or long-term requirements through a number of platforms such as vendor council meetings, council regional chapter meetings, national vendor meetings and location-specific vendor meetings. The Company also take efforts to assess supplier financial risk.

Capital and Product Development Expenditures

The Company’s capital expenditures totalled Rs.317,507.4 million, Rs.426,722.9 million and Rs.366,356.7 million during Fiscal Year 2017, 2018 and 2019, respectively. The Company’s capital expenditure during the past three fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments towards improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

The Company intends to continue to invest in its business units in general, and in research and product development in particular, over the next several years in order to improve its existing product range, develop new products and platforms and to build and expand its portfolio in the passenger vehicle and commercial vehicle categories. The Company believes this would strengthen its position in the Indian automotive market and help the Company to grow its market share internationally.

Insurance Coverage

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the IRDAI. The Company has insurance coverage from insurers of recognised financial standing which it considers reasonably sufficient to cover all normal risks associated with its operations (including business interruptions) and which the Company believes are in accordance with industry standards in India. The Company has obtained coverage for product liability for some of its vehicle models in several countries to which the Company exports vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. In accordance with treasury policy, Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of its business, such as coverage for people, property and assets, including construction, general, auto and product liability. The Company has also taken insurance coverage on Directors and officers liability to minimise risks associated with international litigations for the Company and its subsidiaries.

All such insurances are in full force and effect. The Company is able to renew its existing insurance coverage, as and when such policies expire or to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business, as now conducted.

Employees

The Company employed approximately 82,797 and 81,090 permanent employees as of March 31, 2019 and 2018, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal Year 2019, was approximately 31,647 (including joint operations) compared to 38,017 in Fiscal Year 2018.

The following table sets forth a breakdown of persons employed by the Company’s business segments and by geographic location as of 31 March 2019.

Segment	As at 31 March 2019 No. of employees
Automotive	73,394
Other	9,403
Total	82,797

Location	As at Fiscal Year 2019 No. of employees
India	41,655
Other	41,142
Total	82,797

Training and Development

The Company is committed to the development of the Company’s employees to strengthen their functional, managerial and leadership capabilities. The Company has a focused approach with the objective of addressing all capability gaps and preparing the Company’s employees to adapt to fast changing external environment in order to meet the Company’s strategic objectives. To achieve this, the Company has established the Tata Motors Academy, which addresses development needs of various segments of the Company’s workforce through a structured approach. As an integral part of the Tata Motors Academy, the Company’s learning advisory council, which includes senior leaders from different parts of organisation, aims to align its learning and development efforts, more closely with its business needs and priorities. In addition, Jaguar Land Rover nurtures and retain talent through the Jaguar Land Rover Academy, an environment offering accredited learning for the employees at every stage of their career.

Environmental Matters

Tata Commercial Vehicles and Tata Passenger Vehicles

As with other participants in the automobile industry around the world, the Company is exposed to regulatory risks related to climate change. The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy have become a priority as a result of fossil fuel scarcity escalating price and growing awareness about energy efficiency among customers.

The Company has implemented its climate change policy which addresses key climate change issues related to products, processes and services. The Company is committed to reduction of greenhouse gases emissions throughout the lifecycle of the Company’s products. The Company’s sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, the Company is working extensively on low carbon product development across its commercial vehicle and passenger vehicle segments. The Company already launched a range of advanced technology vehicles, which would not only help mitigation of climate change risk, but also curb rising urban air pollution. The Company is actively involved in partnerships with technology providers to embrace energy efficient technologies not only for products but also for processes and are also participating actively in various national committees in India, which are working on formulating policies and regulations for improvement of the environment, including through the reduction of greenhouse gases.

The Company is continually developing products to meet the current and future emission standards in India and other countries. In order to manage regulatory and general risks of climate change, the Company is increasingly investing the design and development of new advanced technologies. With the growing need for fuel-efficiency and reduction in road emission for vehicles, innovative technologies are needed to support the changing scenario and achieving targets. The Company is evaluating several xEV options through different technologies as part of its long-term strategy. The technologies vary from mild hybrids in one segment to a fuel cell in others, which the Company has demonstrated in Auto Expo from time to time. The Company has developed a range of electric vehicles, such as the IRIS EV, Magic EV, 12m Urban Electric Bus, Tiago EV and Tigor EV, along with E-Vision concept electric vehicle, which the Company showcased at Geneva International Motor show in March 2018.

The Company has made substantial investments in the area of wind and solar power to increase its renewable energy capacity. The Company has signed power purchase agreements with renewable energy producers. In addition to renewable energy, the Company has taken several energy conservation initiatives, which helped it in reducing its greenhouse gas emissions. Besides energy and carbon, the Company is working on zero waste to landfill/incineration through the ‘Value from Hazardous Waste’ initiative. The ‘Zero Liquid Discharge’ is another initiative directed to recycle/reuse treated effluent so as to reduce water consumption. All of the Company’s manufacturing facilities in India are certified for ISO-14001.

Jaguar Land Rover

The Jaguar Land Rover’s production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of the Jaguar Land Rover’s operations require permits and controls to monitor or prevent pollution. The Jaguar Land Rover has incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement.

The Jaguar Land Rover’s business and manufacturing process results in the emission of greenhouse gases such as carbon dioxide. Jaguar Land Rover has a climate change agreement in the United Kingdom, which covers Jaguar Land Rover’s three vehicle manufacturing plants and one of the Jaguar Land Rover’s special operations facilities. This requires the Jaguar Land Rover to deliver a 15 per cent. reduction in energy use per vehicle by 2020 compared to the 2008 baseline.

Jaguar Land Rover is also registered as a participant in the CRC Energy Efficiency Scheme (the “CRC Scheme”), which regulates emissions from electricity and gas use in its non-vehicle manufacturing activities in the United Kingdom. Jaguar Land Rover purchased carbon allowances under this scheme for the first time in 2015 and in each year thereafter, most recently in Fiscal Year 2019 in respect of the 2017-18 scheme year. Changes to the energy taxation regime in the United Kingdom saw the removal of the CRC Scheme from the end of the 2018-2019 scheme year. Her Majesty’s Treasury advised that any changes to the energy tax regime would need to be cost neutral and consequently, Jaguar Land Rover will see an increase in climate change levy paid on the energy the Jaguar Land Rover consumes in lieu of the removal of CRC in Fiscal Year 2019-2020. Jaguar Land Rover will purchase the remaining carbon allowances required under the CRC Scheme by October 2019.

Legal Proceedings

In the ordinary course of business, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel where appropriate. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses which are considered reasonably possible, but not probable, the Company provides disclosure in the financial statements, but does not record a liability in its financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against the Company, the Company may need to make provisions in its financial statements, which could adversely impact its reported financial condition and results of operations. Furthermore, if significant claims are determined against the Company and the Company is required to pay all or a portion of the disputed amounts, there could be a material adverse effect on its business and profitability. Certain claims that are above Rs.200 million are set out in Note 39 of the 2019 Audited Consolidated Financial Statements. Certain claims that are below Rs.200 million pertain to indirect taxes, labour and other civil cases. Other claims against the Company pertain to motor accidents in India involving vehicles that were damaged in accidents while being transferred from the Company’s manufacturing plants to regional sales offices, product liability claims and consumer complaints. Some of these other claims relate to the replacement of vehicles parts and/or compensation for deficiencies in services provided by the Company or its dealers.

Capital investments underway as of 31 March 2014, included the investment of Rs.3,098.8 million to build an automobile manufacturing facility at Singur in West Bengal for Nano project. In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011 and, by virtue of the provisions of abovementioned law, the West Bengal Government took possession of land. In response, the Company challenged the law’s constitutionality, where in June 2012, the Calcutta High Court declared the law unconstitutional and restored the Company’s rights under the land lease agreement. The West Bengal Government subsequently filed an appeal in the Supreme Court of India in August 2012.

As of the date hereof, the appeal remains ongoing, and the timeline for its resolution is uncertain and the result is uncertain. In Fiscal Year 2015, the Company’s management made a provision for carrying the capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (such as electrical installations) and expenses written off/provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million).

There are two main issues in the case, namely: (i) the West Bengal Government’s acquisition of the land from the original landowners (ii) and the leasing of the acquired land by the West Bengal Government to the Company. In January 2008, the Calcutta High Court upheld the West Bengal Government’s acquisition of the land for the purpose of leasing it to the Company to set up the plant for manufacturing Tata Nano vehicles. The losing parties appealed the Calcutta High Court’s judgment to the Supreme Court of India. In August 2016, the Supreme Court of India declared the acquisition of the land for the project by the West Bengal Government illegal and directed that the land be returned to the landowners. Because the Supreme Court of India held that the land acquisition was illegal, the West Bengal Government’s subsequent appeal regarding the Singur Act’s constitutionality before the Supreme Court of India was rendered moot and withdrawn. The Supreme Court of India’s decision also rendered the West Bengal Government’s lease of the land to the Company unviable. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify the Company for the capital cost it had incurred on the site. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between the Company and the West Bengal Government.

When the Company raised its claim for compensation for indemnification for capital and other costs, the West Bengal Government declined to grant the same. The Company sought arbitration pursuant to the lease agreement in order to resolve the dispute. After arbitration commenced, the Company filed its claim for compensation before the arbitral tribunal comprising two retired judges from the Calcutta High Court and presided over by a retired judge from the Supreme Court of India. The arbitration proceedings before the arbitral tribunal commenced in May 2019 and the proceeding remains ongoing as of the date hereof.

The CCI initiated an inquiry against the Company and other car manufacturers (collectively, the “Indian OEMs”) pursuant to allegations that the Indian OEMs engaged in anticompetitive conduct by not making genuine spare parts of automobiles manufactured by the Indian OEMs freely available in the open market in India. In an order dated 25 August 2014, the CCI held that the Indian OEMs had violated the provisions of Sections 3 and 4 of the Competition Act, 2002, and imposed a penalty of 2 per cent. of the average total revenues for three years. Subsequently, the Company and other Indian OEM’s filed a writ petition before the Delhi High Court challenging the constitutionality of Sections 22(3) and 27(b) of the Indian Competition Act, under which the order was passed and the penalty imposed.

In April 2019, the Delhi High Court directed the petitioners to approach the National Company Law Appellate Tribunal (“NCLAT”) for further deliberation on the merits. The Company has filed a special leave petition before the Supreme Court of India challenging the Delhi High Court’s order, which was admitted by the Supreme Court of India. The Supreme Court of India has also continued the stay on recovery of the penalty imposed by the CCI. Further hearings on the matter are expected to be held later in the year.

A SEBI Order, dated 6 March 2018, directed the Company to conduct an internal inquiry within three months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. The Company hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on 11 June 2018. There has been no further communication from SEBI.

The Company, consequent to an order of the Supreme Court of India in the case of R.C Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors, evaluated the impact on its employee pension scheme and concluded that this is not applicable to the Company based on external legal opinion and hence it is not probable that there will be an outflow of resources. The Company filed an intervention application with the Supreme Court of India on April 2019.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of our internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of the Company, the Company concluded that:

(i) there was a material weakness, such that JLR’s internal controls over financial reporting were not effective as at 31 March 2019; and

(ii) there was a material weakness, such that the JLR’s internal controls over financial reporting were not effective as at 31 March 2018.

A material weakness, under the applicable auditing standards established by the PCAOB in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, the JLR identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by COSO.

As at 31 December 2018, JLR assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of JLR’s property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over JLR’s financial reporting as of 31 March 2019.

JLR undertook steps to remediate the control deficiencies relating to the forecast financial information. However, these control deficiencies were not fully remediated as of 31 March 2019 and therefore JLR is currently working to establish a detailed, sustainable plan to fully remediate the material weakness which will include:

•

Simplification of the business planning process and design of the associated controls, which would support any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements in JLR’s financial statements. During the quarters ended 30 June and 30 September 2019, JLR assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness as at 31 March 2018

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of JLR’s third party logistics providers. JLR uses a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of JLR’s IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for our financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of JLR’s financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, JLR has been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts were properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to JLR’s IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for our financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by JLR, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

JLR performs procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, JLR performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

JLR has also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third party providers has not uncovered any similar issues. The material weakness was remediated in Fiscal 2019.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Pursuant to the Company’s Articles, the number of Directors cannot be fewer than three or more than fifteen Directors. At present, Board is comprised of nine Directors.

The Company’s Articles provides that the board of directors of Tata Steel has the right to nominate one Director to the Board. As of 30 September 2019, Tata Steel owns 0.0034 per cent. of the Company’s Ordinary Shares and does not own any ‘A’ Ordinary Shares. In addition, the Company’s Articles also provides that: (a) debenture holders of the Company have the right to nominate one Director (being a “Debenture Director”), if the trust deeds relating to outstanding debentures require the holders to nominate a Director; and (b) financial institutions in India, have the right to nominate two Directors (being a “Financial Institutions Director”) to the Board pursuant to the terms of the loan agreements. As of the date hereof, there are no Debenture Directors or Financial Institutions Directors on the Board and there are no relevant debentures or loan agreements outstanding that would empower financial institutions in India to nominate directors to the Board. Directors are not required to hold any of its Shares by way of qualification.

Brief Profile of the Directors and Chief Financial Officer

Mr. Natarajan Chandrasekaran, Chairman

Mr. Chandrasekaran was appointed as a non-executive Board chairman and Director with effect from 17 January 2016. Mr. Chandrasekaran was appointed as a director on the board of India’s central bank, the Reserve Bank of India, in 2016. Currently, he is also the Chairman of the board of Tata Sons Private Limited, the holding company and promoter of more than 100 Tata operating companies. Mr. Chandrasekaran is also the Chairman of the Society and Board of Governor of the Indian Institute of Management – Lucknow, a member on the Court of the Indian Institute of Science – Bangalore, International Advisory Council of the Bocconi University – Milan and on the International Advisory Board of the Singapore Economic Development Board. Mr. Chandrasekaran attended the Regional Engineering College, Trichy, Tamil Nadu, where he completed a master’s degree in Computer Applications before joining TCS in 1986. Mr. Chandrasekaran business leadership has been recognised by several corporate and community organisations, and he has received numerous awards, including Business Leader of the Year at the ET Awards for Corporate Excellence 2016; CNBC TV 18 – ‘Indian Business Icon’ 2014; CNN-IBN Indian of the Year 2014 (business category); ‘Best CEO’ for 2013 and 2014 by Business Today; and ‘Best CEO’ 2010-15 Institutional Investor’s Annual All-Asia Executive Team rankings.

Mr. Om Prakash Bhatt, Independent Director

Mr. Bhatt was appointed as an independent Director of the Company with effect from 9 May 2017. Prior to joining the Company, Mr. Bhatt was the Chairman of State Bank Group from 1 July 2006 to 31 March 2011, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities; from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. Mr. Bhatt also previously served as Chairman of Indian Banks’ Association, the apex body of Indian banks and was appointed as the government’s nominee on the India-U.S. CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross section of the world’s business leaders. Mr. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medalist).

Ms. Hanne Sorensen, Independent Director

Ms. Sorensen was appointed as an independent Director with effect from 3 January 2018. Ms. Sorensen is presently on the board of directors and committees thereof of Delhivery Private Limited, LafargeHolcim Limited, Ferrovial S.A., Jaguar Land Rover Automotive Plc, Tata Consultancy Services Limited and Sulzer Limited. During the period between 1994 and 2016, she was engaged in various roles within the A.P. Moller – Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specialising in the energy and transportation segment, amongst others as the CEO of Damco, the Hague, Netherlands, a supply chain management company specialising in retail, lifestyle, FMCG, technology and chemicals from 2014 to 2016, as the CEO of Maersk Tankers, Copenhagen, from 2012 to 2013; and as the Senior VP and Chief Commercial Officer of Maersk Line, Copenhagen, from 2008 to 2012. Ms. Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus.

Ms. Vedika Bhandarkar, Independent Director

Ms. Bhandarkar was appointed as an independent Director with effect from 26 June 2019. Ms. Bhandarkar is also a board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability. She also serves as a part time member of the Banks Board Bureau. Ms. Bhandarkar brings more than 25 years of experience, building teams and businesses with Indian and international financial institutions. Before joining the Company, she has been engaged as a senior leader in India with Water.org a not-for-profit organisation, overseeing the organisation’s strategy, growth and water and sanitation program expansion in the country. She was also Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited from 2010 to 2015, and also a part of the seven-member Credit Suisse, Asia Investment Banking Department Operating Committee and the Global IBD Management Committee. From 1998 to 2010, she served as the Managing Director and Head of Investment Banking at J.P. Morgan in India. She began her career with ICICI Bank in 1989 where she worked at ISec, a joint venture between ICICI and J.P. Morgan. She holds an MBA from the Indian Institute of Management, Ahmedabad and B.Sc from the MS University.

Dr Ralf Speth, Non-Executive Director and Non-Independent Director

Dr Speth was appointed as a non-executive Director and non-independent Director with effect from 10 November 2010. Dr Speth was appointed as CEO at Jaguar Land Rover on 18 February 2010. He is on the board of directors of Jaguar Land Rover Automobile PLC, UK. Prior to joining the Company, Dr Speth had previously served with BMW for 20 years where he joined Ford Motor Company’s Premier Automotive Group as Director of Production, Quality and Product Planning thereafter. Dr Speth earned a degree in Engineering from Rosenheim University, Germany and holds a Doctorate in Mechanical Engineering and Business Administration from Warwick University.

Mr. Guenter Butschek, Chief Executive Officer and Managing Director

Mr. Butschek was appointed as the Company’s CEO and Managing Director with effect from 15 February 2016. Prior to joining the Company, Mr. Butschek served as the Chief Operating Officer of the Airbus Group and was also a member of the Group Executive Committee of the Airbus Group. Mr. Butschek had also previously served at Daimler AG, where he gained more than 25 years of experience in international automotive management and held positions in various departments, including productions, industrialisation and procurement. Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics.

Mr. P. B. Balaji, Chief Finance Officer

Mr. Balaji was appointed as the Company’s CFO with effect from 14 November 2017. Prior to joining the Company, Mr. Balaji was the Vice President, Finance for Unilever America, Supply Chain, based out of Switzerland, responsible for financial aspects of that supply chain. Mr. Balaji was also previously the Group Chief Accountant of Unilever worldwide based in London, Mr. Balaji was also previously has served as the Vice President, Finance for the Home and Personal Care business in India, served as the Vice President, Treasury for the AAR region based out of Singapore and was also the Executive Director Finance & IT and CFO of Hindustan Unilever Limited and a member of its Stakeholders’ Relationship, Corporate Social Responsibility and Risk Management Committees. Mr. Balaji joined Hindustan Unilever Limited’s Management Trainee programme in May 1993 and has worked in number of roles in finance and supply chain over a period of 20 years. Mr. Balaji holds a Bachelor’s degree in mechanical engineering from IIT Chennai and has a PGDM from IIM Kolkata.

Shareholding of Directors and Chief Financial Officer

As of 30 September 2019, the Directors and senior management, in their sole and joint names, beneficially held an aggregate of 20,000 Ordinary Shares (approximately 0.0007 per cent. of the Company’s issued share capital) and did not hold any ‘A’ Ordinary Shares of the Company.

The following table provides information about the Directors and executive officers as at 30 September 2019:

Name	Position	Date of birth	Year appointed as Director, executive officer or CFO	Expiration of term	Ordinary Shares beneficially owned as of 30 September 2019(1)	‘A’ Ordinary Shares beneficially owned as of 30 September 2019(1)
Mr. N. Chandrasekaran(2)	Non-Executive Chairman	2 June 1963	2017	2033	—	—
Mr. O.P. Bhatt	Independent Director	7 March 1951	2017	2022	—	—
Mr. Hanne Sorensen	Independent Director	18 September 1965	2018	2023	—	—
Mr. Vedika Bhandarkar(3)	Independent Director	19 December 1967	2019	2024	—	—
Mr. Ralf Speth	Non-Executive	9 September 1955	2010	2020	—	—
Mr. Guenter Butschek	CEO and Managing Director	21 October 1960	2016	2021	—	—
Mr. P. B. Balaji	CFO	9 September 1969	2017	2034	20,000	—

Notes:

(1)	Each of the Directors and executive officers beneficially owned less than 1 per cent. of the Company’s shares as of 30 September 2019.
(2)	Subject to retirement by rotation and eligible for re-election by the members at the annual general meeting of the Company in 2019, pursuant to the provisions of the Companies Act.
(3)	Appointed as a non-executive independent Director with effect from 26 June 2019.

Board Practices

The Board is comprised of six Directors as of the date hereof, which is commensurate with the Company’s size and consistent with the board sizes of other companies in the industry. The Board consists of executive, non-executive and independent Directors. Appointments of new Directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the Company’s shareholders at each year’s annual general meeting.

The roles of the Chairman and the CEO and Managing Director are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day to day activities of managing the Company. In the Group, there are two CEOs, namely (i) the CEO and Managing Director of the Company, whose scope includes managing the Group, but excluding the Jaguar Land Rover Group and (ii) the CEO of Jaguar Land Rover Automotive Plc, who is also a non-executive Director and whose scope covers managing Jaguar Land Rover. The respective boards of the Company and Jaguar Land Rover Automotive Plc have delegated day-to-day running of the group to the two CEO’s within certain limits, above which matters must be escalated to the board for determination.

The Board, along with its committees, provides leadership and guidance to the Company’s management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, and the review of the Company’s plans and targets.

The Board has delegated powers to its committees through written/stated specific written and stated terms of reference and scope and oversees the functioning operations of the committees through various circulars and minutes. The committees operate as empowered agents of the Board in accordance with their respective charter and/or terms of reference.

Board Effectiveness Evaluation

Pursuant to provisions of the Companies Act and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”), the Board is required to carry out an annual evaluation of its own performance, the performance of its committees and individual Directors, as well as an evaluation of the independent Directors by the entire Board, in the absence of independent Directors, of their performance and fulfilment of the independence criteria prescribed under the Companies Act and the Listing Regulations. The performance of the Board and individual Directors is evaluated by the Board and involves input from all the Directors. The performance of the committees is evaluated by the Board and involves input from committee members.

The criteria for the performance evaluation of the Board included factors such as Directors’ composition and structure and the effectiveness of the Board’s processes, information flow and functioning. The criteria for performance evaluation of the committees included factors such as the composition of the committees and the effectiveness of committee meetings. The criteria for performance evaluation of the individual Directors included factors such as the Director’s contribution to the Board and committee meetings including preparation on the issues to be discussed, meaningful and constructive contribution and input during meetings. In addition, the chairperson was evaluated on the key aspects of his role.

The Company also conducted familiarisation programs for Independent Directors in order to apprise the Directors about their roles, rights and responsibilities in the Company, the nature of the industry in which it operates, the Company’s business model and related matters.

The Board also undertakes the Company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines. While the Company’s subsidiaries have their respective boards of directors, and their management is responsible for their performance, the Board oversees the performance of the Company’s subsidiaries on a quarterly basis in order to exercise oversight over the performance and functioning of its subsidiaries. At a specific annual meeting of the Company’s audit committee, the chief executive officers and the chief financial officers of the Company’s subsidiaries make presentations on significant issues in audit, internal control and risk management in the Company’s subsidiaries. At least one independent Director is also a director on the board of directors of the Company’s unlisted material subsidiaries. The Audit Committee also reviews the financial statements, especially the investments made by the unlisted subsidiaries. The meeting minutes of the Company’s subsidiaries are also placed before the Company’s Board, with attention drawn to significant transactions and arrangements entered into by the Company’s subsidiaries.

Committees

The Audit Committee

The audit committee (the “Audit Committee”) is comprised of three non-executive independent Directors: Ms. Vedika Bhandarkar (as Chairman), Mr. O. P. Bhatt and Ms. Hanne Sorensen. The Audit Committee functions according to its charter that defines its composition, authority, responsibility and reporting functions in accordance with the Companies Act and the applicable laws and regulations and is reviewed from time to time. Provided below is a brief summary of the responsibilities of the Audit Committee:

•	reviewing, with the management, the quarterly/annual financial statements before submission to the Board;

•	reviewing, with the management, the Company’s external auditors and internal auditors, identifying weakness or deficiencies and recommending improvements to the management;

•

recommending the appointment/removal of the statutory auditor, cost auditor, fixing audit fees, name of audit firm and approving non-audit/consulting services provided by the statutory auditors’ firms to the Company and its subsidiaries; evaluating auditors’ performance, qualifications, experience, and independence and pending proceedings relating to professional misconduct, if any;

•

reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the chief internal auditor, coverage and frequency of internal audit, appointment, removal, performance and terms of remuneration of the chief internal auditor;

•

reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

•	reviewing the functionality of the vigilance mechanism under the Company’s whistle blower policy;

•

reviewing the financial statements and investments made by subsidiary companies and subsidiary oversight relating to areas such as adequacy of the internal audit structure and function of the subsidiaries, their status of audit plan and its execution, key internal audit observations, risk management and the control environment;

•	reviewing the effectiveness of the system for monitoring compliance with laws and regulations and;

•

approving and reviewing policies in relation to the implementation of the Group’s Code of Conduct to note the dealings by designated persons in securities of the Company and to provide directions on any penal action to be initiated, in case of any violation of the Group’s Code of Conduct.

The Audit Committee has also adopted policies for the approval of services to be rendered by the Company’s independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across the Company’s subsidiaries. The chief internal auditor reports to the Audit Committee to ensure independence of the internal audit processes.

The Audit Committee relies on the expertise and knowledge of the management, the internal auditors and the independent statutory auditor in carrying out its oversight responsibilities. It also uses external expertise, if required. The management is responsible for the preparation, presentation and integrity of the Company’s financial statements, including consolidated statements, accounting and financial reporting principles. The management is also responsible for internal control over financial reporting, and all procedures are designed to ensure compliance with accounting standards, applicable laws and regulations, as well as to objectively review and evaluate the adequacy, effectiveness and quality of the Company’s system of internal control.

The Nomination and Remuneration Committee

The nomination and remuneration committee (the “Nomination and Remuneration Committee”) is comprised of two non-executive independent Directors, Mr. O. P. Bhatt (Chairman) and Ms. Hanne Sorensen and one non-executive Director, Mr. N. Chandrasekaran.

The Nomination and Remuneration Committee functions according to its charter, which defines its objective, composition, meeting requirements, authority, power, responsibilities and reporting and evaluation functions in accordance with the Companies Act. The following is a summary of the principal terms of reference of the Nomination and Remuneration Committee:

•

making recommendations to the Board regarding the establishment and composition of the Board and its committees including the formulation of the criteria for determining qualifications, positive attributes and independence of a Director;

•	reviewing, periodically, the composition of the Board with the objective of achieving an optimum balance of size, skills, independence, knowledge, age, gender and experience;

•	devising a policy on Board diversity;

•

recommending to the Board the appointment and reappointment or removal of Directors, in accordance with the criteria laid down, including Independent Directors on the basis of reports on the performance evaluation of the Independent Directors;

•	recommending the Board the appointment of key management personnel (within the meaning of the Companies Act) as the CEO, CFO, company secretary and senior management of the Company;

•	carrying out an evaluation of every Director’s performance and supporting the Board and Independent Directors in evaluation of the performance of the Board, its committees and individual Directors;

•

overseeing the performance review process for key management personnel and the senior management of the Company, with a view that there is an appropriate cascading of Company’s goals and targets, and on annual basis, reviewing the performance of the Directors, key management personnel and senior management and recommending their remuneration;

•	recommending the remuneration policy for Directors, key management personnel, the senior management of the Company and other employees;

•

overseeing the Company’s human resources philosophy, human resources strategy and the efficacy of human resources practices, including those for leadership development, rewards and recognition, talent management and succession planning (specifically for the Board, key management personnel and executive team of the Company); and

•

implementing and administering any employee stock option scheme(s) approved by the Board, establishing, amending or rescinding any rules and regulations relating to the scheme(s), and make any other determinations that it deems necessary or desirable in connection with the scheme(s).

Stakeholders Relationship Committee

Pursuant to the Companies Act, the Company’s Investors’ Grievance Committee was renamed as the Stakeholders’ Relationship Committee with effect from 8 November 2013. The Stakeholders’ Relationship Committee currently comprises of two non-executive independent Directors, Ms. Vedika Bhandarkar (Chairperson) and Ms. Hanne Sorensen, as well as the CEO and Managing Director, Mr. Guenter Butschek, and functions in accordance with the Companies Act. The principal functions of the Stakeholders’ Relationship Committee are as follow:

•

resolving grievances of security holders of the Company, including complaints related to transfer or transmission of shares, non-receipt of annual report, non-receipt of declared dividends, issuance of new or duplicate certificates and general meetings;

•	reviewing measures taken for effective exercise of voting rights by shareholders;

•	reviewing adherence to the service standards adopted by the Company in respect of various services being rendered by registrar and transfer agent;

•

reviewing various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports, statutory notices by the shareholders of the Company;

•	overseeing statutory compliance relating to all securities including dividend payments and transfer of unclaimed amounts to the Company’s investor education and protection fund;

•	conducting a shareholder’s satisfaction survey to ascertain the level of satisfaction amongst shareholders; and

•	suggesting and driving implementation of various investor-friendly initiatives. Corporate Social Responsibility Committee

The corporate social responsibility committee (the “Corporate Social Responsibility Committee”) was reconstituted on 8 November 2013 in accordance with the provisions of the Companies Act, comprising of two non-executive independent Directors, Mr. O.P. Bhatt (Chairman) and Ms. Vedika Bhandarkar and the CEO and Managing Director, Mr. Guenter Butschek. Following are the terms of reference of the Corporate Social Responsibility Committee:

•	formulate and recommend to the Board a corporate social responsibility policy which shall indicate the activities to be undertaken by the Company as required under the Companies Act;

•	recommend the amount of expenditure to be incurred on the Company’s corporate social responsibility activities; and

•	monitor the Company’s corporate social responsibility policy from time to time. Risk Management Committee

The risk management committee (the “Risk Management Committee”) is comprised of one non-executive independent Director, the CEO and Managing Director and the CFO: Ms. Sorensen (Chairperson), Mr. Guenter Butschek and Mr. P B Balaji. Below is a brief description of the Risk Management Committee’s terms of reference:

•	review the Company’s risk governance structure, risk assessment and risk management policies, practices and guidelines and procedures, including the risk management plan;

•	review and approve the enterprise risk management framework;

•

review the Company’s risk appetite and strategy relating to key risks, including product risk and reputational risk, cyber security risk, commodity risk, risks associated with the financial assets and liabilities such as interest risk, credit risk, liquidity exchange rate funding risk and market risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks;

•	oversee the Company’s process and policies for determining risk tolerance and review management’s measurement and comparison of overall risk tolerance to established levels;

•	review and analyse risk exposure related to specific issues, concentrations and limit excesses and provide oversight of risk across the organisation;

•	review compliance with enterprise risk management policy, monitor breaches and trigger trips of risk tolerance limits and direct action; and

•	carry out any other function as is referred by the Board from time to time. The Safety, Health & Sustainability Committee

The safety, health and sustainability committee (the “Safety, Health & Sustainability Committee”) comprises of one non-executive independent Director, Ms. Hanne Sorensen and the CEO and Managing Director, Mr. Guenter Butschek. The Committee’s objective is to review the Company’s safety, health and sustainability practices. The terms of reference of the Safety, Health & Sustainability Committee include the following:

•	taking a holistic approach to safety, health and sustainability matters in decision making;

•	providing direction to Group in carrying out its safety, health and sustainability function;

•	framing broad guidelines and policies with regard to safety, health and sustainability;

•	overseeing the implementation of these guidelines and policies; and

•	reviewing the Company’s safety, health and sustainability policies, processes and systems periodically and recommend improvements from time to time.

The Management Team of the Company

The Management Team of the Company comprises of Mr. Guenter Butschek, CEO and Managing Director, Mr. P.B. Balaji, CFO, Mr. Mayank Pareek, President– Passenger Vehicles Business Unit, Mr. Girish Wagh, President – Commercial Vehicles Business Unit, Mr. Rajendra Petkar, Chief Technology Officer, Mr. Thomas Flack, Chief Purchasing Officer, Mr. Shailesh Chandra, President – Electric Mobility Business and Corporate Strategy and Mr. Ravindra Kumar G.P., President and Chief Human Resources Officer. The Management Team provides oversight on strategy and key aspects of the Company’s business operations.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

The Company is a widely held, listed company with approximately 1,139,577 shareholders for ordinary shares and 191,422 shareholders for ‘A’ ordinary shares as at 30 September 2019.

The following table shows the principal shareholders of the Company, who beneficially owned 1 per cent. or more of the 2,887,348,694 ordinary shares and 508,502,371 ‘A’ ordinary shares outstanding at that time, as shown in its share register as at 30 September 2019:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited and Subsidiaries(1)	1,107,927,731	38.37
Citibank N.A.(2)	321,159,910	11.12
Life Insurance Corporation of India	147,202,039	5.10
Government of Singapore	70,708,698	2.45
Reliance Capital Trustee Co Ltd – Funds	99,431,364	3.44
SBI-ETF Sensex	38,629,937	1.34

Notes:

(1)

As of 30 September 2019, the combined ordinary and ‘A’ ordinary shareholding of Tata Sons along with its subsidiaries as on 30 September 2019 was 1,107,976,897 representing 37.71 per cent. of the total voting rights in the Company. Tata Sons’ subsidiaries, Tata Investment Corporation Limited, Tata Industries Limited and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 ordinary shares of the Company, respectively, and Ewart Investments Limited holds 3,084,542 ordinary shares and 440,645 ‘A’ ordinary shares of the Company.

(2)	Citibank, N.A., as depository for the Company’s ADSs, was the holder on record at 30 September 2019 of 321,159,910 ordinary shares on behalf of the beneficial owners of deposited shares.

‘A’ Ordinary Shares

The holders of ‘A’ ordinary shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on ordinary shares for that financial year but are entitled to one vote for every ten ‘A’ ordinary shares held as per the terms of its issue and the Articles.

Name of Shareholder	Holding	Percentage
ICICI Prudential Balanced Advantage Fund	60,457,049	11.89
Franklin India Smaller Companies Fund	59,734,740	11.75
Government of Singapore	32,583,583	6.41
HDFC Trustee Co Ltd A/C HDFC Dual Advantage Fund	23,571,614	4.64
Government Pension Fund Global	23,250,532	4.57
Franklin Templeton Investment Funds	17,635,576	3.47
UTI – Arbitrage Fund	15,690,329	3.09
SBI – ETF Sensex	14,412,725	2.83
Monetary Authority of Singapore	9,862,262	1.94
HSBC Global Investment Funds – Indian Equity*	8,158,048	1.60

Name of Shareholder	Holding	Percentage
Eastspring Investments India Equity Open Limited	7,157,655	1.41
Reliance Capital Trustee Co Ltd-A/C Reliance Index Fund.	6,810,800	1.34
Vanguard Total International Stock Index Fund	6,100,461	1.20
HDFC Standard Life Insurance Company Limited	5,302,596	1.04
Kotak Balanced Advantage Fund	5,209,639	1.02

Neither the Company’s ordinary shares nor ‘A’ ordinary shares entitle the holder to any preferential voting rights.

The Company is not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangements the operation of which may at a later time result in its change of control.

Share Capital

The Company’s authorised share capital as on the date hereof is Rs.40 billion (U.S.$651 million) divided into 4 billion ordinary shares of Rs.2 each, 1 billion ‘A’ ordinary shares of Rs.2 each (the ordinary shares and the ‘A’ ordinary shares are hereinafter together referred to as ordinary shares or shares unless otherwise specifically mentioned to the contrary) and 300 million convertible cumulative preference shares of Rs.100 each.

Under the Companies Act, as well as the Company’s Articles, if its share capital is divided into different classes of shares, all or any of the rights or privileges attached to each class of shares may be varied, modified, abrogated or dealt with, with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class. The Company’s Articles further provide that the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly prohibited by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu thereto.

Employee Stock Option Scheme

Pursuant to the resolution dated 23 May 2018 passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting on 3 August 2018, the Company approved the Tata Motors Limited Employees Stock Option Scheme 2018 (the “2018 Option Scheme”). The major objectives of the 2018 Option Scheme are to (i) ring fence key employees of the Company during the critical turn around phase and incentivise them to drive long term objectives of the Company, (ii) ensure employee pay-offs match the long gestation period of certain key initiatives, (iii) drive ownership behaviour and collaboration among employees, and (iv) reward, retain and motivate eligible employees of for their performance and participation in the growth and profitability of the Company. The 2018 Option Scheme is administered by the Nomination and Remuneration Committee under the powers delegated by the Board. The Nomination and Remuneration Committee is authorised to interpret the 2018 Option Scheme, to establish, amend and rescind any rules and regulations relating to the 2018 Option Scheme and to make any other determinations that it deems necessary for the administration and implementation of the 2018 Option Scheme.

The maximum number of options under the 2018 Option Scheme shall not exceed 13,800,000 that would entitle the grantees to acquire, in one or more tranches, not exceeding 13,800,000 equity shares and the number of options that may be granted to eligible employees under the 2018 Option Scheme in any one year should not exceed 335,000 options. The options granted under the 2018 Option Scheme would vest within a maximum period of five years from the date of grant of such options. In terms of the 2018 Option Scheme, the options shall vest in three equal tranches (i.e., 30 September 2021, 30 September 2022 and 30 September 2023). Pursuant to the abovementioned approvals, an aggregate of 7,812,427 options were granted to eligible employees during Fiscal Year 2019 under the 2018 Option Scheme. The number of options granted on 6 September 2018 were 4,995,690 and the number of options granted on 28 March 2019 were 2,816,737.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND IND-AS

The financial information included herein is prepared and presented in accordance with Ind-AS. Certain differences exist between IFRS and Ind-AS which might be material to the financial information herein. The matters described below summarise certain differences between IFRS and Ind-AS that may be material. The Company is responsible for preparing the Summary below. The Company has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and Ind-AS and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and Ind-AS is complete. In making an investment decision, investors must rely upon their own examination of the Company and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and Ind-AS, and how those differences might affect the financial information herein.

Topic	IFRS	IND-AS
First time adoption

1.  IFRS 1 gives detailed guidance on preparation of the first IFRS financial statements. To help overcome a number of practical challenges for a first-time adopter, there are certain mandatory exemptions/voluntary exemptions from the full retrospective application.

1.  Ind-AS 101 gives detailed guidance on preparation of the first Ind-AS financial statements. To help overcome a number of practical challenges for a first-time adopter, there are certain mandatory exemptions/voluntary exemptions from the full retrospective application. Ind-AS 101 gives few additional voluntary exemptions/modifications as compared to IFRS. For example,

a.   The first-time adopter shall account for the resulting change in the retained earnings as at the transition date except in certain specific instances where it requires adjustment in goodwill. In such specific instances where IFRS 1 allows adjustment in the goodwill, under Ind-AS it can be adjusted with capital reserve to the extent such adjustment amount does not exceed the balance available in capital reserve.

Topic	IFRS	IND-AS

b.  Ind-AS 101 in addition to exemptions provided under IFRS 1, also provides certain optional exemptions relating to long term foreign currency monetary items and service concessions arrangements relating to toll roads.

	2. IFRS 1 Appendix B gives Exceptions to the retrospective application of other IFRSs. It does not cover impairment of financial assets.	2. Exceptions under Ind-AS 101 covers impairment of assets under Appendix B vide paragraphs B8D-B8G for Exceptions to the retrospective applications of other Ind-AS.

	3. The IFRS 1 provides various examples of first IFRS financial statements. There is no statutory requirement under any legislation for compliance with IFRS.	3. Paragraph 3 of Ind-AS 101 specifies that an entities first financial statements are the first annual financial statements in accordance with Ind-AS notified under the Companies Act 2013.

Presentation of financial statements	A complete set of financial statements under IFRS comprises:	A complete set of financial statements under Ind-AS comprises:

	1. Statement of financial position as at the end of the financial year.	1. Balance sheet as at the end of the financial year.

2.  Statement of Profit and Loss and Other Comprehensive Income. For Statement of profit or loss and other comprehensive income for the financial year there is an option of presentation as single statement or two separate statements.

2.  Statement of Profit and Loss. For Statement of profit or loss and other comprehensive income for the financial year there is an option of presentation as single statement or two separate statements.

	3. The words ‘authorisation of the financial statements for issue’ have been used in the context of financial statements considered for the purpose of events after the reporting period.	3. The words ‘approval of the financial statements for issue’ have been used in the context of financial statements considered for the purpose of events after the reporting period.

	4. The words ‘fair presentation’ is used.	4. The words ‘true and fair view’ has been used.

	5. There is option to individual entities to follow different terminology for titles of financial statements.	5. Ind-AS removes the alternatives by giving one terminology to be used by all entities.

	6. IFRS permits the periodicity for example 52 weeks for preparation of financial statements.	6. Ind-AS does not permit periodicity such as 52 weeks for preparation of financial statements.

Topic	IFRS	IND-AS
	7. IFRS requires an entity to prepare an analysis of expenses recognised in profit of loss using a classification based on either their nature or their function within the equity.	7. Ind-AS requites only nature wise classification of expenses.

8.  As per Ind-AS, long term loan arrangement need not be classified as current on account of breach of material provision, for which the lender has agreed to waive before approval of financial statements for issue.

Statement of Cash Flows	1. In case of other than financial entities, IAS 7 gives an option to classify the interest paid and interest and dividend received as item of operating cash flows.	1. In Ind-AS there is no such option and requires the interest paid and interest and dividend received to be classified as item of financing activity and investing activity, respectively.

	2. IFRS gives an option to classify the dividend paid as an item of operating activity.	2. Ind-AS requires dividend paid to be classified as a part of financing activity only.

Business Combinations	1. IFRS excludes from its scope business combinations of entities under common control.	1. Ind-AS gives guidance for business combinations of entities under common control.

2. IFRS requires bargain purchase gain arising on business combination to be recognised in profit or loss.

2.  Ind-AS requires bargain purchase gain arising on business combination to be recognised in other comprehensive income and accumulated in equity as capital reserve, unless there is no clear evidence for the underlying reason for classification of the business combination as a bargain purchase, in which case it shall be recognised directly in equity as capital reserve.

Operating segments	This IFRS is applicable to listed entities only.	This Ind-AS is applicable as per Companies Act 2013 and Rules.

Related party disclosures	1. In IFRS no provisions are specified for disclosures which conflict with the confidentiality requirements of statue/regulations.

1.  In Ind-AS, disclosures which conflict with the confidentiality requirements of statue/regulations are not required to be made since accounting standard cannot override legal/regulatory requirements.

Topic	IFRS	IND-AS
2. In IFRS, close family members of key managerial personnel are defined.

2.  Ind-AS 24 does not include the word relatives. It only elaborates the definition of close members of the family of key management personnel to include persons identified as relatives in previous GAAP or in Companies Act, 2013.

Government Grant

1.  IFRS gives an option to present grants related to assets, including non-monetary grants at their fair value in the balance sheet either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

1.  Prior to amendment of Ind-AS 20 Accounting for Government Grants and Disclosure of Government Assistance, Ind-AS required presentation of grants related to assets in balance sheet only by setting up the grant as deferred income. The option to present grants by deduction of the grant in arriving at the carrying amount of asset was not available under Ind-AS. With effect from 20 September 2018, Ind-AS 20 has been amended to align with IAS 20 and hence currently there is no difference between Ind-AS and IFRS.

Inventories

In case of function wise classification inventory expense is recognised as cost of sales whereas in case of nature wise classification the inventory expense is recognised by making reference as ‘changes in inventories of finished goods and work in progress’ and raw materials consumed in profit and loss statement.

Ind-AS allows only nature wise classification of inventory expense.

Separate Financial Statements	1. IFRS requires to disclose the reason for preparing separate financial statements if not required by law.	1. As the Companies Act 2013 mandates preparation of separate financial statements, Ind-AS has been modified to remove such requirements.

2. IFRS allows entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their Separate Financial Statements.

2.  Ind-AS does not permit use of equity method as it is not a measurable basis like cost and fair value but is a manner of consolidation and therefore would lead to inconsistent accounting conceptually.

Topic	IFRS	IND-AS
Leases	IFRS 16 provides that if lessee applies fair value model in IAS 40 to its investment property, it shall apply that fair value model to the right-of use assets that meet the definition of investment property. It requires to classify cash payments for interest portion of lease liability applying requirements of IAS 7, Statement of Cash Flows. IAS 7 provides option of treating interest paid as operating or financing activity.	Since Ind-AS 40, Investment Property, does not permit the use of fair value model (paragraph 34 has been deleted in Ind-AS 116). Paragraph 50(b) has been modified in Ind-AS 116 to specify that cash payments for interest portion of lease liability will be classified as financing activities applying Ind-AS 7. Ind-AS takes effect from 1 April 2019.

Investment property	Investment property is measured initially at cost. Transaction costs are included in the initial measurement. Investment property can subsequently be measured using the cost or the fair value model, with changes in fair value recognised in profit or loss.	Investment property are to be measured using the cost model. Fair value model is not permitted. Detailed disclosures pertaining to fair value have to be given.

Revenue from Contracts with Customers	IFRS 15 provides that all types of penalties which may be levied in the performance of a contract should be considered in the nature of variable consideration for recognising revenue.	Ind-AS 115 has been amended to provide that penalties shall be accounted for as per the substance of the contract. Where the penalty is inherent in the determination of transaction price, it shall form part of the variable consideration, otherwise the same should not be considered for determining the consideration and the transaction price shall be considered as fixed.

5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi Mumbai - 400 011 India

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax and total comprehensive loss of its associates and joint ventures for the quarter ended 30 September 2019 and year to dated results for the period from 1 April 2019 to 30 September 2019 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures, A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

B S R & Co (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability, Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 5th Floor, Lodha Excelus Apollo Mills Compound N. M. Joshi Marg, Mahalaxmi Mumbai - 400 011. India

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

6.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total assets of Rs. 6,088.89 crores as at 30 September 2019 and total revenues of Rs. 1,142.36 crores and Rs. 2,900.85 crores, total net profit after tax of Rs. 36.04 crores and Rs. 128.06 crores and total comprehensive income of Rs. 35.88 crores and Rs. 127.40 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash inflows (net) of Rs. 25.38 crores for period from 1 April 2019 to 30 September 2019, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements / financial information / financial results of 69 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total assets of Rs. 207,582.90 crores as at 30 September 2019 and total revenues of Rs. 53,269.09 crores and Rs. 99,399.18 crores, total net profit/(loss) after tax (net) of Rs. 1,236.49 crores and Rs. (2,116.07) crores and total comprehensive loss (net) of Rs. 433.16 crores and Rs. 3,651.39 crores, for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash outflows (net) of Rs. 5,319.31 crores for the period from 1 April 2019 to 30 September 2019, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 368.15 crores and Rs. 616.90 crores and total comprehensive loss (net) of Rs. 365.27 crores and Rs. 614.28 crores, for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, as considered in the Statement, in respect of four associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 69 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

7.

The Statement includes the interim financial statements / financial information / financial results of eight subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total assets of Rs. 19,574.49 crores as at 30 September 2019 and total revenues of Rs. 376.35 crores and Rs. 947.97 crores, total net profit/(loss) after tax (net) of Rs. (82.49) crores and Rs. 128.43 crores and total comprehensive income/(loss) (net) of Rs. (82.59) crores and Rs 128.09 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, and cash outflows (net) of Rs. 766.53 crores for period from 1 April 2019 to 30 September 2019, as considered in the Statement. The Statement also includes the Group’s share of net profit/(loss) (net) after tax of Rs. (1.50) crores and Rs. 2.50 crores and total comprehensive income/(loss) (net) of Rs. (1.50) crores and Rs. 2.50 crores for the quarter ended 30 September 2019 and for the period from 1 April 2019 to 30 September 2019, respectively, as considered in the consolidated unaudited financial results, in respect of five associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

8.	The impact of uncertainties due to United Kingdom (UK) exiting the European Union on our review

In respect of a material step-down subsidiary with significant operations in UK, the financial statements/financial information/financial results of which has been reviewed by another auditor, we report the uncertainties related to the effects of Brexit, relevant to understanding of our review of the consolidated unaudited financial results. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. A review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Vijay Mathur

Partner

Membership No: 046476

UDIN: 19046476AAAADH5239

Mumbai

25 October 2019

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2019

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	Tata Motors European Technical Centre PLC
3	Tata Motors Insurance Broking and Advisory Services Limited
4	TMF Holdings Limited
5	TML Holdings Pte. Limited
6	TML Distribution Company Limited
7	Tata Hispano Motors Carrocera S.A.
8	Tata Hispano Motors Carrocerries Maghreb SA
9	Trilix S.r.l.
10	Tata Precision Industries Pte. Limited
11	Tata Technologies Limited
12	Tata Marcopolo Motors Limited
13	Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019) (B) TATA MOTORS - INDIRECT SUBSIDIARIES (i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
16	Tata Motors (Thailand) Limited
17	Tata Motors (SA) (Proprietary) Limited
18	PT Tata Motors Indonesia
19	PT Tata Motors Distribusi Indonesia
20	TMNL Motor Services Nigeria Limited
21	Jaguar Land Rover Automotive plc (ii) Subsidiaries of Jaguar Land Rover Automotive plc
22	Jaguar Land Rover Holdings Limited (iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited
24	Jaguar Land Rover (China) Investment Co. Ltd
25	Limited Liability Company “Jaguar Land Rover” (Russia) (iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd
26	Shanghai Jaguar Land Rover Automotive Services Company Limited (v) Subsidiaries of Jaguar Land Rover Limited
27	Jaguar Land Rover Austria GmbH
28	Jaguar Land Rover Japan Limited
29	JLR Nominee Company Limited (dormant)
30	Jaguar Land Rover Deutschland GmbH

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
31	Jaguar Land Rover Classic Deutschland GmbH
32	Jaguar Land Rover North America LLC
33	Jaguar Land Rover Nederland BV
34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
35	Jaguar Land Rover Australia Pty Limited
36	Jaguar Land Rover Italia Spa
37	Jaguar Land Rover Korea Company Limited
38	Jaguar Land Rover Canada ULC
39	Jaguar Land Rover France, SAS
40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
41	Jaguar Land Rover (South Africa) Holdings Limited
42	Jaguar Land Rover India Limited
43	Jaguar Land Rover Espana SL
44	Jaguar Land Rover Belux NV
45	Jaguar Cars South Africa (Pty) Limited
46	Jaguar Cars Limited
47	Land Rover Exports Limited
48	Land Rover Ireland Limited
49	The Daimler Motor Company Limited
50	Daimler Transport Vehicles Limited
51	S.S. Cars Limited
52	The Lanchester Motor Company Limited
53	Jaguar Land Rover Pension Trustees Limited
54	Jaguar Land Rover Slovakia s.r.o
55	Jaguar Land Rover Singapore Pte. Ltd.
56	Jaguar Racing Limited
57	InMotion Ventures Limited
58	Jaguar Land Rover Colombia S.A.S
59	Jaguar Land Rover Ireland (Services) Limited
60	Jaguar Land Rover Mexico, SAPi de CV
61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
62	Jaguar Land Rover Taiwan Company LTD
63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)
64	Jaguar Land Rover Hungary KFT
65	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)
66	Spark44 (JV) Limited (vi) Subsidiaries of Spark44 (JV) Limited
67	Spark44 Pty. Ltd. (Sydney)
68	Spark44 GMBH (Frankfurt)
69	Spark44 LLC (LA & NYC)
70	Spark44 Shanghai Limited (Shanghai)
71	Spark44 Middle East DMCC (Dubai)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
72	Spark44 Demand Creation Partners Limited (Mumbai)
73	Spark44 Limited (London & Birmingham)
74	Spark44 Pte Ltd (Singapore)
75	Spark44 Communication SL (Madrid)
76	Spark44 SRL (Rome)
77	Spark44 Seoul Limited (Seoul)
78	Spark44 Japan KK (Tokyo)
79	Spark44 Canada Inc (Toronto)
80	Spark44 Pty. Limited (South Africa)
81	Spark44 Taiwan Limited (Taiwan)
82	Spark44 Colombia S.A.S (Colombia) (vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited
83	Jaguar Land Rover (South Africa) (Pty) Limited (viii) Subsidiaries of InMotion Ventures Limited
84	Lenny Insurance Limited (Name Change from InMotion Ventures 1 Limited w.e.f 6 September 2019)
85	InMotion Ventures 2 Limited
86	InMotion Ventures 3 Limited
87	InMotion Ventures 4 Limited (ix) Subsidiaries of Tata Technologies Ltd.
88	Tata Technologies Pte. Limited
89	Tata Technologies (Thailand) Limited
90	Tata Technologies Inc.
91	Tata Manufacturing Technologies (Shanghai) Co. Limited
92	INCAT International Plc.
93	INCAT GmbH
94	Tata Technologies Europe Limited
95	Escenda Engineering AB
96	Tata Technologies de Mexico, S.A. de C.V.
97	Cambric GmbH
98	Cambric Limited
99	Tata Technologies SRL Romania (x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
100	Tata Motors Finance Solutions Limited
101	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017) (C) TATA MOTORS - ASSOCIATES
102	Jaguar Cars Finance Limited
103	Synaptiv Limited
104	Cloud Car Inc
105	Drive Club Service Pte Ltd
106	Automobile Corporation of Goa Limited

Annexure 1 (Continued)

(C) TATA MOTORS - ASSOCIATES (continued)
107	Nita Company Limited
108	Tata Hitachi Construction Machinery Company Private Limited
109	Tata Precision Industries (India) Limited
110	Tata AutoComp Systems Limited
111	Loginomic Tech Solutions Private Limited
(D) TATA MOTORS - JOINT OPERATIONS
112	Tata Cummins Private Limited
113	Fiat India Automobiles Private Limited
(E) TATA MOTORS - JOINT VENTURES
114	Chery Jaguar Land Rover Automotive Company Limited
115	JT Special Vehicles Private Limited
116	Tata HAL Technologies Limited

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2019
		Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30,		March 31,
	Particulars	2019			2018	2019	2018	2019
		Unaudited						Audited
I	Revenue from operations
	(a) Revenue		64,763.39	60,830.16	71,292.79	125,593.55	137,249.57	299,190.59
	(b) Other operating income		668.56	636.83	688.29	1,305.39	1,350.56	2,747.81
	Total Revenue from operations (a)+(b)		65,431.95	61,466.99	71,981.08	126,898.94	138,600.13	301,938.40
II	Other income (includes Government Incentives)		672.56	835.99	748.22	1,508.55	1,435.23	2,965.31
III	Total Income (I + II)		66,104.51	62,302.98	72,729.30	128,407.49	140,035.36	304,903.71
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		36,403.07	39,406.68	44,921.05	75,809.75	88,138.91	182,254.45
	(ii) Basis adjustment on hedge accounted derivatives		(348.85)	(75.58)	(414.26)	(424.43)	(843.72)	(1,245.37)
	(b) Purchase of products for sale		3,049.31	3,088.81	4,608.77	6,138.12	9,059.16	13,258.83
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,023.99	(2,644.45)	(3,156.84)	(1,620.46)	(7,368.72)	2,053.28
	(d) Employee benefits expense		7,283.01	7,719.57	8,212.35	15,002.58	16,735.56	33,243.87
	(e) Finance costs		1,835.36	1,711.57	1,226.86	3,546.93	2,602.13	5,758.60
	(f) Foreign exchange (gain) / loss (net)		115.98	137.53	499.87	253.51	1,507.13	905.91
	(g) Depreciation and amortisation expense		5,299.57	5,111.72	5,941.20	10,411.29	11,798.33	23,590.63
	(h) Product development/Engineering expenses		1,098.72	794.00	1,068.48	1,892.72	2,019.01	4,224.57
	(i) Other expenses		14,140.18	14,289.41	15,263.09	28,429.59	29,525.93	62,238.12
	(j) Amount transferred to capital and other accounts		(4,377.97)	(4,106.92)	(5,148.12)	(8,484.89)	(10,260.98)	(19,659.59)
	Total expenses (IV)		65,522.37	65,432.34	73,022.45	130,954.71	142,912.74	306,623.30
V	Profit/(loss) before exceptional Items and tax (III - IV)		582.14	(3,129.36)	(293.15)	(2,547.22)	(2,877.38)	(1,719.59)
VI	Exceptional Items (a) Defined benefit pension plan amendment past service cost		—	—	—	—	—	147.93
	(b) Employee separation cost		86.58	108.82	—	195.40	—	1,371.45
	(c) Provision/(reversal) for impairment of capital work-in-progress and intangibles under development (net)		(83.11)	—	93.21	(83.11)	93.21	180.97
	(d) Provision/(reversal) for cost of closure of operation of a subsidiary		(51.31)	—	437.08	(51.31)	437.08	381.01
	(e) Provision for impairment in Jaguar Land Rover		—	—	—	—	—	27,837.91
	(f) Profit on sale of investment in a subsidiary company		—	—	—	—	—	(376.98)
	(g) Provision for loans given to a Joint venture		8.75	—	—	8.75	—	—
	(h) Others		—	—	—	—	—	109.27
VII	Profit/(loss) before tax (V - VI)		621.23	(3,238.18)	(823.44)	(2,616.95)	(3,407.67)	(31,371.15)
VIII	Tax expense/(credit) (net)
	(a) Current tax		274.82	439.89	550.88	714.71	1,260.95	2,225.23
	(b) Deferred tax		170.65	(243.82)	(278.98)	(73.17)	(1,404.68)	(4,662.68)
	Total tax expense/(credit) (net)		445.47	196.07	271.90	641.54	(143.73)	(2,437.45)
IX	Profit/(loss) for the period from continuing operations (VII - VIII)		175.76	(3,434.25)	(1,095.34)	(3,258.49)	(3,263.94)	(28,933.70)
X	Share of profit/(loss) of joint ventures and associates (net)		(363.46)	(245.41)	85.85	(608.87)	391.88	209.50
XI	Profit/(loss) for the period (IX + X)		(187.70)	(3,679.66)	(1,009.49)	(3,867.36)	(2,872.06)	(28,724.20)
	Attributable to:
	(a) Shareholders of the Company		(216.56)	(3,698.34)	(1,048.80)	(3,914.90)	(2,951.17)	(28,826.23)
	(b) Non-controlling interests		28.86	18.68	39.31	47.54	79.11	102.03
XII	Other comprehensive Income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		(2,081.66)	1,369.80	(1,085.06)	(711.86)	1,869.45	(4,260.75)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		337.07	(218.07)	199.94	119.00	(330.55)	697.41
	(B) (i) Items that will be reclassified to profit and loss		(269.01)	(2,700.42)	6,045.25	(2,969.43)	1,525.20	(2,016.01)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(5.47)	150.48	(313.51)	146.01	153.16	3.58
	Total other comprehensive income/(loss)		(2,019.07)	(1,398.21)	4,846.62	(3,417.28)	3,217.26	(5,575.77)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(2,206.77)	(5,077.87)	3,837.13	(7,284.64)	345.20	(34,299.97)
	Attributable to:
	(a) Shareholders of the Company		(2,234.39)	(5,089.52)	3,781.19	(7,323.91)	248.61	(34,401.73)
	(b) Non-controlling interests		27.62	11.65	55.94	39.27	96.59	101.76
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							59,477.47
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	(ii) Diluted EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
	(ii) Diluted EPS	₹	(0.64)	(10.89)	(3.09)	(11.53)	(8.69)	(84.89)
			Not annualised

F-9

Statement of Consolidated Assets and Liabilities

	(₹ in crores)
	As at September 30,	As at March 31,
	2019	2019
	Unaudited	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	71,085.59	72,619.86
(b) Capital work-in-progress	9,303.97	8,538.17
(c) Right to use assets	6,465.82	—
(d) Goodwill	739.19	747.87
(e) Other intangible assets	35,129.56	37,866.74
(f) Intangible assets under development	27,417.68	23,345.67
(g) Investment in equity accounted investees	4,563.82	4,743.38
(h) Financial assets:
(i) Other investments	1,303.65	1,497.51
(ii) Finance receivables	21,395.28	22,073.17
(iii) Loans and advances	410.16	407.42
(iv) Other financial assets	3,678.38	2,809.18
(i) Deferred tax assets (net)	5,473.91	5,151.11
(j) Non-current tax assets (net)	1,061.95	1,024.56
(k) Other non-current assets	2,255.43	2,938.73

	190,284.39	183,763.37

(2) Current assets
(a) Inventories	39,247.71	39,013.73
(b) Investment in equity accounted investees (held for sale)	—	591.50
(c) Financial assets:
(i) Other investments	6,182.16	8,938.33
(ii) Trade receivables	14,952.82	18,996.17
(iii) Cash and cash equivalents	18,350.00	21,559.80
(iv) Bank balances other than (iii) above	9,536.04	11,089.02
(v) Finance receivables	9,969.00	11,551.52
(vi) Loans and advances	1,061.05	1,268.70
(vii) Other financial assets	3,557.62	3,213.56
(d) Current tax assets (net)	175.60	184.37
(e) Assets classified as held-for-sale	176.80	162.24
(f) Other current assets	6,734.61	6,862.22

	109,943.41	123,431.16

TOTAL ASSETS	300,227.80	307,194.53

II. EQUITY AND LIABILITIES
Equity
(a) Equity Share capital	679.22	679.22
(b) Other Equity	51,574.88	59,500.34

Equity attributable to owners of Tata Motors Ltd	52,254.10	60,179.56
Non-controlling interests	622.07	523.06

	52,876.17	60,702.62

Liabilities
(1) Non-current liabilities
(a) Financial liabilities:
(i) Borrowings and lease liabilities	73,919.69	70,973.67
(ii) Other financial liabilities	2,975.85	2,792.71
(b) Provisions	12,567.38	11,854.85
(c) Deferred tax liabilities (net)	1,413.84	1,491.04
(d) Other non-current liabilities	15,299.78	13,922.21

	106,176.54	101,034.48

(2) Current liabilities
(a) Financial liabilities:
(i) Borrowings	21,545.39	20,150.26
(ii) Trade payables
(a) Total outstanding dues of micro and small enterprises	118.68	130.69
(b) Total outstanding dues of creditors other than micro and small enterprises	59,969.89	68,382.84
(iii) Acceptances	2,140.59	3,177.14
(iv) Other financial liabilities	39,314.29	32,855.65
(b) Provisions	9,405.19	10,196.75
(c) Current tax liabilities (net)	886.64	1,017.64
(d) Other current liabilities	7,794.42	9,546.46

	141,175.09	145,457.43

TOTAL EQUITY AND LIABILITIES	300,227.80	307,194.53

F-10

Statement of Unaudited Consolidated Cash Flows

	(₹ in crores)
	For six months ended September 30,		Year ended March 31,
	2019	2018	2019
	Unaudited		Audited
Cash flows from operating activities:
Profit/(Loss) for the year	(3,867.36)	(2,872.06)	(28,724.20)
Adjustments for:
Depreciation and amortisation expense	10,411.29	11,798.33	23,590.63
Allowances for finance receivables	339.24	78.40	320.24
Allowances for trade and other receivables	30.30	136.96	214.19
Inventory write-down	268.95	269.27	608.63
Defined benefit pension plan amendment past service cost	—	—	147.93
Employee separation cost	114.50	—	1,367.22
Provision/(reversal) for Impairment of capital work in progress and intangibles under development	(83.11)	93.21	—
Provision/(Reversal) for costs of closure of operations of a subsidiary company	(51.31)	437.08	381.01
Provision for loan given to a Joint venture	8.75	—	—
Provision for impairment in Jaguar Land Rover	—	—	27,837.91
Profit on sale of investment in a subsidiary	—	—	(376.98)
Exceptional Items-Others	—	—	109.27
Marked-to-market on investments measured at Fair value through profit or loss	196.10	(69.33)	(238.54)
Loss on sale of assets (including assets scrapped/written off) (net)	415.72	332.21	1,106.56
Profit on sale of investments (net)	(74.71)	(58.10)	(128.61)
Gain on fair value of below market interest loans	—	—	(13.37)
Share of (profit)/loss of joint ventures and associates (net)	608.87	(391.88)	(209.50)
Tax expense (net)	641.54	(143.73)	(2,437.45)
Finance costs	3,546.93	2,602.13	5,758.60
Interest income	(591.32)	(317.18)	(786.46)
Dividend income	(20.89)	(16.74)	(17.28)
Foreign exchange (gain)/loss (net)	(645.70)	808.24	252.63

Cash flows from operating activities before changes in following assets and liabilities	11,247.79	12,686.81	28,762.43
Finance receivables	1,960.91	(4,609.80)	(10,063.79)
Trade receivables	3,556.40	2,274.27	954.70
Loans and advances and other financial assets	144.34	82.39	230.13
Other current and non-current assets	(593.44)	(883.53)	294.88
Inventories	(1,759.91)	(8,234.80)	2,068.64
Trade payables and acceptances	(7,792.98)	(8,123.87)	(4,683.69)
Other current and non-current liabilities	266.07	(816.49)	4,365.55
Other financial liabilities	680.37	165.79	(30.01)
Provisions	(1,412.12)	2,051.82	(348.66)

Cash generated from operations	6,297.43	(5,407.41)	21,550.18
Income tax paid (net)	(702.42)	(1,800.58)	(2,659.43)

Net cash from/(used in) operating activities	5,595.01	(7,207.99)	18,890.75

Cash flows from investing activities:
Payments for property, plant and equipment	(6,810.62)	(9,419.27)	(17,419.55)
Payments for other intangible assets	(7,719.28)	(9,853.22)	(17,883.97)
Proceeds from sale of property, plant and equipment	19.10	23.04	67.23
Investments in Mutual Fund (purchased)/sold (net)	2,882.08	3,780.69	5,639.02
Loan given to a Joint venture	—	(3.75)	(3.75)
Investment in equity accounted investees	(1.70)	(20.99)	(9.31)
Investments - others	(45.66)	(12.40)	(130.01)
Loan given to others	—	—	(3.42)
Proceeds from sale of investments in a subsidiary company	—	—	532.96
Proceeds from sale of investments in other companies	5.28	5.57	5.18
Interest received	561.71	293.13	760.52
Dividend received	19.75	16.74	17.28
Dividend received from equity accounted investees	14.26	212.16	214.98
Increase in short term Inter-corporate deposits	(6.67)	(6.50)	(1.98)
Deposits with financial institution	(250.00)	—	(500.03)
Realisation of deposit with financial institution	250.00	—	—
Deposits/restricted deposits with banks	(12,626.20)	(11,411.60)	(24,331.07)
Realisation of deposits/restricted deposits with banks	13,657.67	23,345.02	33,342.59
Payments for acquisition of minority stake of subsidiary	—	—	(7.76)

Net cash used in investing activities	(10,050.28)	(3,050.78)	(19,711.09)

Cash flows from financing activities:
Proceeds from long-term borrowings	7,264.48	12,401.47	26,101.86
Repayment of long-term borrowings	(3,247.22)	(4,936.70)	(13,345.89)
Proceeds from derivatives of long-term borrowings	143.71	—	—
Proceeds from short-term borrowings	6,228.35	21,282.69	20,112.46
Repayment of short-term borrowings	(16,339.85)	(22,149.61)	(21.852.13)
Payments towards Right to use Assets	(653.09)	—	—
Net change in other short-term borrowings (with maturity up to three months)	11,582.12	4,832.25	4,913.90
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(46.38)	(36.25)	(94.74)
Interest paid (including discounting charges paid ₹641.61 crores (September 30, 2018 ₹585.52 crores, March 31, 2019 ₹1,201.20 crores))	(3,614.88)	(3,191.50)	(7,005.09)

Net cash from/(used in) financing activities	1,317.24	8,202.35	8,830.37

Net increase/(decrease) in cash and cash equivalents	(3,138.03)	(2,056.42)	8,010.03
Cash and cash equivalents as at April 01, (opening balance)	21,559.80	14,716.75	14,716.75
Reversal of/(Classified as) held for sale	—	(150.04)	243.94
Effect of foreign exchange on cash and cash equivalents	(71.77)	232.93	(1,410.92)

Cash and cash equivalents as at September 30/March 31, (closing balance)	18,350.00	12,743.22	21,559.80

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	6,398.71	6,112.86	7,286.32
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	304.45	3,525.21	1,120.15
Amortisation of prepaid discounting charges	(60.28)	77.71	158.10

F-11

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories The Company provides financing for vehicles sold by dealers in India The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of:

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing

b)	Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment Information for the corresponding previous periods reported have been changed to make them comparable.

		(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
	Particulars	2019		2018	2019	2018	2019
		Unaudited					Audited
A.	Segment Revenue:
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	8,712.65	11,079.42	15,056.93	19,792.07	28,926.10	58,137.10
	(b) Passenger Vehicle	2,056.22	3,168.35	3,406.98	5,244.57	6,805.33	14,469.80
	(c) Corporate/Unallocable	28.16	46.44	37.85	74.60	60.60	110.60
	- Vehicle Financing	1,118.32	1,059.97	947.06	2,178.29	1,680.15	3,700.18
	- Jaguar and Land Rover	53,065.86	45,660.98	51,951.28	98,726.84	100,084.40	223,513.58
	Less: Intra segment eliminations	—	—	(36.60)	—	(52.88)	(275.65)

	- Total	64,981.21	61,035.16	71,364.50	126.016.37	137,503.70	299,655.61
II.	Others	761.84	760.67	945.95	1,522.51	1,816.50	3,626.07

	Total Segment Revenue	65,743.05	61,795.83	72,310.45	127,538.88	139,320.20	303,281.68
	Less: Inter segment revenue	(311.10)	(328.84)	(329.37)	(639.94)	(720.07)	(1,343.28)

	Revenue from Operations	65,431.95	61,466.99	71,981.08	126,898.94	136,500.13	301,938.40

B.	Segment results before other income (excluding Government Grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	48.91	455.76	1,193.49	504.67	2,250.69	4,116.16
	(b) Passenger Vehicle	(940.53)	(317.57)	(291.02)	(1,258.10)	(632.14)	(1,387.79)
	(c) Corporate/Unallocable	(93.01)	(68.34)	(88.63)	(161.35)	(145.87)	(362.97)
	- Vehicle Financing (net off finance costs pertaining to borrowings source by the segment)	(71.83)	(105.62)	32.50	(177.45)	(81.02)	(313.81)
	- Jaguar and Land Rover	2,512.74	(2,390.61)	(396.42)	122.13	(2,049.31)	(1,278.47)
	Less: Intra segment eliminations	—	—	—	—	—	—

	- Total	1,456.28	(2,426.38)	449.92	(970.10)	(657.65)	773.12
II.	Others	97.34	86.03	182.25	183.37	321.03	505.44

	Total Segment results	1,553.62	(2,340.35)	632.17	(786.73)	(336.62)	1,276.56
	Less: Inter segment eliminations	(13.72)	(37.37)	(38.95)	(51.09)	(72.19)	(120.18)

	Net Segment results	1,539.90	(2,377.72)	593.22	(837.82)	(408.81)	1,158.38
	Add/(Less): Other income (excluding Govt. Grants)	198.73	292.09	240.33	490.82	465.10	1,170.89
	Add/(Less): Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,040.51)	(906.20)	(626.83)	(1,946.71)	(1,426.54)	(3,142.95)
	Add/(Less): Foreign exchange gain/(loss) (net)	(115.98)	(137.53)	(499.87)	(253.51)	(1,507.13)	(905.91)
	Add/(Less): Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	151.31	—	(437.08)	151.31	(437.08)	(556.53)
	(b) Passenger Vehicle	(17.06)	(0.05)	(93.21)	(17.13)	(93.21)	(118.04)
	(c) Corporate/Unallocable	(8.75)	(0.09)	—	(8.84)	—	376.07
	- Total Tata and other brands vehicles	—	—	—	—	—	—
	- Jaguar and Land Rover	(86,39)	(106.68)	—	(195.07)	—	(29,353.06)

	Total Profit before tax	621.23	(3,236.18)	(823.44)	(2,616.95)	(3,407.67)	(31,371.15)

			As at June 30,		As at September 30,	As at September 30,	As at March 31,
			2019		2019	2018	2019
			Unaudited		Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		29,142.10		27,904.83	28,282.04	26,927.43
	(b) Passenger Vehicle		19,206.61		18,329.87	14,815.75	19.446.38
	(c) Corporate/Unallocable		2,950.31		2,388.10	7,337.26	1,648.49
	- Tata and other brands vehicles - Assets held for sale		168.40		176.80	255.40	162.24
	- Vehicle Financing		36,987,43		35,641.42	32,501.54	38,261.58
	- Jaguar and Land Rover		170,511.60		178,574,46	215,777.34	170,433.61
	Less: Intra segment eliminations		—		—	(610.33)	—

	- Total		258,966.45		263,015.48	298,359.00	256,879.73
II.	(a) Others		2,242.55		2,241.13	26.73	2,003.74
	(b) Assets classified as held for sale		—		—	3,046.57	—

	Total Segment Assets		261,209.00		265,256.61	301,432.30	258,883.47
	Less: Inter segment eliminations		(1,406.84)		(1,404.13)	(1,244.00)	(1,225.25)

	Net Segment Assets		259,800.16		263,852.46	300,186.30	257,658.22
	Investment In equity accounted investees
	- Tata and other brands vehicles
	(a) Corporate/Unallocable		422.20		417.50	426.72	422.54
	- Vehicle Financing		2.66		1.94	5.91	2.67
	- Jaguar and Land Rover		3,963.91		3,562.22	4,640.74	4,318.17
	- Others*		594.72		562.16	544.57	591.50
	Add: Unallocable assets		36,040.26		31,811.50	30,562.06	44,201.43

	Total Assets		300,823.91		300,227.80	336,368.30	307,194.53

D.	Segment Liabilities
I.	Automotive and related actively
	- Tata and other brands vehicles
	(a) Commercial Vehicle		15,216.56		12,736.97	16,441.10	15,937.65
	(b) Passenger Vehicle		3,324.03		3,101.90	2,638.30	3,687.73
	(c) Corporate/Unallocable		1,424.67		1,216.19	1,200.54	1,752.13
	- Vehicle Financing		649.38		730.60	613.94	711.43
	- Jaguar and Land Rover		105,593.87		106,486.08	100.170.85	107,296.26
	Less: Intra segment eliminations		—		—	(533.03)	(337.65)

	- Total		126,208.51		124,271.74	120,731.70	129,047.55
II.	(a) Others		764.84		731.59	82.37	529.07
	(b) Liabilities directly associated with assets classified as held-for-sale		—		—	1,220.28	—

	Total Segment Liabilities		126,973.35		125,003.33	122,034.35	129,576.62
	Less: Inter segment eliminations		(335.05)		(360.31)	(330.44)	(252.06)

	Net Segment Liabilities		126,638.30		124,643.02	121,703.91	129,324.56
	Add: Unallocable liabilities		118,872.87		122,708.61	119,025.27	117,167.35

	Total Liabilities		245,511.17		247,351.63	240,729.18	246,491.91

*	Held for sale as at March 31, 2019

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 25, 2019.
2)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of ₹196.14 crores has been recognised as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized ₹5,583.62 crores as right to use assets and lease liability of ₹5,779.76 crores as on the date of transition i.e. April 1, 2019. Further, an amount of ₹1,035.97 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the statement of profit and loss account for the quarter and six months ended September 30, 2019 the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹415.43 crores has been reclassified from property, plant and equipment to right to use assets. The Company has identified certain additional arrangements as leases as per Ind AS 116, during quarter ended September 30, 2019. There is no material impact on profit/(loss) after-tax and earnings per share for the quarter and six months ended September 30, 2019, on adoption of Ind AS 116.

3)

Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the investment in associate Tata Hitachi Construction Machinery Company Private Ltd. Accordingly, the Company concluded that the investment no longer meet the criteria of “Held for Sale” as per Ind AS 105. The investments in Tata Hitachi Construction Machinery Company Private Ltd is transferred from current to non-current investments.

4)

Subsequent to the quarter ended September 30, 2019, Jaguar Land Rover completed and drew down in full a £625 million (₹5,456.33 crores) five-year amortising loan facility backed by a £500 million (₹4,365.07 crores) guarantee from UK Export Finance (UKEF). In addition, Jaguar Land Rover has signed a new £100 million (₹873.01 crores) working capital facility for fleet buybacks.

5)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2019.

Tata Motors Limited

Guenter Butschek

CEO & Managing Director

Mumbai, October 25, 2019

F-13

Independent Auditors’ Report

To the Members of

Tata Motors Limited

Report on the Audit of Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Tata Motors Limited (hereinafter referred to as the ‘Holding Company”) and its subsidiaries (Holding Company and its subsidiaries together referred to as “the Group”), its associates and its joint ventures and joint operations, which comprise the consolidated balance sheet as at 31 March 2019, and the consolidated statement of Profit and Loss (including other comprehensive income), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of other auditors on separate financial statements of such subsidiaries, associates, joint ventures and joint operations as were audited by the other auditors, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013 (“Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates, joint ventures and joint operations as at 31 March 2019, of its consolidated loss and other comprehensive income, consolidated changes in equity and consolidated cash flows for the year then ended.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India, and we have fulfilled our other ethical responsibilities in accordance with the provisions of the Act. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment and based on the consideration of reports of other auditors on separate financial statements of components audited by them, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Description of Key Audit Matter

1.	The impact of uncertainties due to the United Kingdom exiting the European Union (Brexit), reported by the component auditor of Jaguar Land Rover Automotive Plc (hereinafter referred to as JLR Group)

All audits assess and challenge the reasonableness of estimates, in particular as described in the key audit matters on the valuation of long-life intangible assets and capitalisation of product engineering costs (together referred to as “the key audit matters affected” and explained in section 4 and 5 below) and related disclosures and the appropriateness of the going concern basis of preparation of the financial statements (see section 7 below). All of these depend on assessments of the future economic environment and the JLR Group’s future prospects and performance.

Brexit is one of the most significant economic events for the UK and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown.

How the matter was addressed in the audit

The component auditor developed a standardised approach to the consideration of the uncertainties arising from Brexit in planning and performing the audit. Their procedures included:

•	Brexit knowledge: The component auditor considered the JLR Group’s directors’ assessment of Brexit-related sources of risk for the JLR Group’s business and financial resources compared with their own understanding of the risks. They considered the directors’ plans to take action to mitigate the risks;

•	Sensitivity analysis: When addressing the key audit matters affected and other areas that depend on forecasts, they compared the directors’ analysis to their assessment of the full range of reasonably possible scenarios resulting from Brexit uncertainty and, where forecast cash flows are required to be discounted, considered adjustments to discount rates for the level of remaining uncertainty;

•	Assessing transparency: Other than assessing individual disclosures as part of their procedures on the key audit matters affected, the component auditor considered all of the Brexit related disclosures together, comparing the overall picture against their understanding of the risks.

However, no audit should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Description of Key Audit Matter

2.	Impairment testing of long-life property, plant and equipment and intangible assets of passenger vehicles cash generating unit

The Holding Company has identified passenger vehicle segment as a separate cash generating unit (‘CGU’). The history of losses in the passenger vehicle business led the Holding Company to perform an impairment assessment as at 31 March 2019.

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The annual impairment testing of passenger vehicle CGU involves significant judgements and estimates in assessing the recoverable value. The recoverable value is considered to be the higher of the Holding Company’s assessment of the value in use (VIU) and fair value less cost of disposal (FVLCD).

There is a risk over the Holding Company’s assessment and measurement of impairment due to:

•	VIU: uncertainties involved in forecasting of cash flows, including key assumptions such as future sales volumes, prices, margins, overheads, growth rates and weighted average cost of capital.

•	FVLCD: uncertainties involved in identifying appropriate comparable companies, estimating their market multiple and estimating the depreciated replacement cost of fixed assets.

(Refer note 2{r} of the consolidated financial statements)

How the matter was addressed in the audit

The audit procedures included:

•	Identification: Obtained an understanding of Holding Company’s evaluation of identification of passenger vehicles segment as a cash generating unit;

•	Controls: Tested management review controls on the assumptions including underlying cash flow forecasts and impact of macro-economic factors on the forecasts. Tested management’s review of the discounted cash flow calculations performed to support the impairment assessment including benchmarking of key assumptions (discount rates, growth rate) and assessment of sensitivities;

•	Completeness and accuracy of the VIU model: Obtained valuation computation performed by the Holding Company for its impairment assessment and agreed the mathematical accuracy of the VIU by recalculating the cash flow build up;

•	Cash flow forecast assumptions: Involved independent valuation specialists to assist in the evaluation of the assumptions (discount rate which included comparing the weighted average cost of capital with sector averages for the relevant markets in which the CGU operates and long-term growth rate) and challenged the key assumptions and judgements within the build - up of the cash flow forecast (such as future sales volumes and prices, margins, overheads etc.) and methodologies used by the Holding Company and its experts;

•	Sensitivity analysis: Assessed the sensitivity of the outcome of impairment assessment to changes in key assumptions such as volumes and margins;

•	FVLCD assumptions: Compared the market multiple used in the FVLCD to comparative companies and to market data sources with the assistance of specialists.

Description of Key Audit Matter

3.	Capitalisation of product development cost by the Holding Company

Product development costs incurred on new vehicle platforms, engines, transaxles and new vehicles are recognised as intangible assets only when technical feasibility has been established, the Holding Company has committed technical and commercial resources to complete the development and use the intangible asset and it is probable that the asset will generate future economic benefits.

The costs capitalised during the year include the cost of technical know-how expenses, materials, direct labour, inspecting and testing charges, designing cost, software expenses and directly attributable overhead expenditure incurred up to the date the intangible asset is available for use including interest capitalised.

The capitalisation of product development cost is considered to be a key audit matter given that the assessment of the capitalisation criteria set out in Ind AS 38 ‘Intangible Assets’ is made at an early stage of product development and there are inherent challenges with accurately predicting the future economic benefit, which must be assessed as ‘probable’ for capitalisation to commence. There is a risk therefore that development cost may get capitalised where the relevant criteria has not been met.

(Refer note 2{p} and note 6 of the consolidated financial statements)

How the matter was addressed in the audit

The audit procedures included:

•	Controls: Tested the Holding Company’s design and implementation and operating effectiveness of controls around initiation of capitalisation of the product development cost including:

•	management review controls over calculations of the future economic benefit of the projects;

•	observed management’s validation of relevant data elements and benchmarking the assumptions;

•	evaluating management’s assessment of whether costs recorded meet the capitalisation criteria;

•	observed management’s assessment of sensitivity of the impact of the changes in key assumptions;

•	discussed with senior management and challenged management assumptions including key inputs such as volumes, expected revenues and associated costs on projects which have lower headroom.

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•	Test of details: On selected sample of amounts capitalised, we tested:

•	costs incurred towards projects;

•	inspected the technical team’s approvals for initiation of capitalisation;

•	reviewed the central cost allocation for the year and determined costs capitalised are ‘directly attributable’ including the interest capitalised.

Description of Key audit matter

4.	Impairment testing of long-life intangible assets, reported by the component auditor of JLR Group

The JLR Group holds a significant amount of long-life intangible assets in a separate cash generating unit. The weak trading performance in China and the falling market capitalisation of the Holding Company, led JLR Group to perform an impairment assessment at both 31 December 2018 and 31 March 2019.

The JLR Group recognised an impairment of ₹27,837.91 crores during the year ended 31 March 2019 in connection with the aforesaid CGU.

The recoverable value is considered to be the higher of the JLR Group’s assessment of the value in use (“VIU”) methodology and fair value less costs of disposal (“FVLCD”) methodology. There is a risk over the JLR Group’s assessment and measurement of impairment and therefore the impairment of long-life intangible assets due to:

•	VIU Model using optimistic expectations of key assumptions such as future sales volumes, gross margins, overheads and capital expenditure.

•	FVLCD Model using optimistic adjustments to those cashflows used within the VIU model to reflect a market valuation of the JLR Group.

(Refer note 2{r} and note 7 of the consolidated financial statements)

How the matter was addressed in the audit

The audit procedures applied by the auditor of the component (JLR Group) included:

•	Historical accuracy: Evaluated historical forecasting accuracy of key inputs, including cash forecasts by comparing the historical forecasts to the actual results;

•	Historical comparisons: Assessed appropriateness of JLR Group’s assumptions used in the cash flow projections by comparing those, where appropriate, to historical trends in volumes and margins.

•	Benchmarking assumptions: Assessed appropriateness of the JLR Group’s assumptions used in the cash flow projections by comparing to externally derived data in relation to key inputs such as sales volumes and cost inflation and where appropriate taking into consideration historical trends in volumes and margins.
•	Benchmarking assumptions: Compared the JLR Group’s discount rate and long-term growth rate calculation to external benchmark data and comparative companies’ rates and reperformed the discount rate calculation using the Capital Asset Pricing Model with the assistance of their valuation specialists;

•	Sensitivity analysis: Performed a sensitivity analysis over the reasonably possible combination of changes in the forecasts including the impact of potential downside scenarios including a hard Brexit, US tariffs and a slower-than-expected resurgence in the China market;

•	Comparing valuations: Assessed the JLR Group’s reconciliation between the estimated share of the Holding Company’s market valuation and its VIU and FVLCD;

•	Benchmarking assumptions: Compared the earnings multiple used in the FVLCD to comparative companies and to market data sources with the assistance of specialists;

•	Assessing transparency: Assessed the completeness and accuracy of the disclosures in the consolidated financial statements and ensured that the disclosure reflects the impact of reasonably possible downside assumptions on the amount of impairment.

Description of Key audit matter

5.	Capitalisation of product engineering costs, reported by the component auditor of JLR Group

The application of the capitalisation criteria set out in IAS 38 by the JLR Group involves key judgements around the date capitalisation commences.

As a result of noting that the JLR Group capitalises a high proportion of costs related to its product development spend compared to its peers and the JLR group recognising an impairment charge of ₹27,837.91 crores over long-life assets during the year, the component auditor assessed that there is a risk of material misstatement.

The application of the capitalisation criteria set out in IAS 38 by the JLR Group involves key judgements whether the nature of costs capitalised are directly attributable.

(Refer note 2{p} and note 6 of the consolidated financial statements)

How the matter was addressed in the audit

The audit procedures applied by the auditor of the component (JLR Group) included:

•	Controls: Tested the control over the JLR Group’s retrospective review of historically forecast material production costs at the point capitalisation commenced against actual costs observed in manufacture, being a key input to management’s assessment of whether future economic benefit of development projects is probable; and the control over the JLR Group’s judgements as to whether indirect personnel and overhead costs are considered directly attributable.

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•	Benchmarking assumptions: Compared the assumptions applied in JLR Group’s assessment of economic viability to externally derived data in relation to key inputs such as projected volume sales;

•	Assessing forecasts: Assessed the JLR Group’s economic viability calculation by comparing relevant factors to source documentation, application of downside sensitivities to stress test assumptions; and work over the JLR Group’s overall forecasts;

•	Historical comparison: Performed a retrospective review to compare and assess previous economic viability assumptions against the actual outturn;

•	Comparing valuations: Compared the volumes used in the economic viability forecast produced by the JLR Group to the value in use model used in the impairment of long-life assets’ assessment for consistency;

Description of Key audit matter

6.	Valuation of pension liabilities, as reported by the component auditor of JLR Group

Small changes in the key assumptions applied to the valuation of the liabilities being the discount rate, inflation rate and mortality / life expectancy used to value the JLR Group’s pension obligation (before deducting scheme assets) would have a significant effect on the JLR Group’s net pension deficit. The risk is that these assumptions are inappropriate resulting in an inappropriate valuation of scheme liabilities.

(Refer note 2{s} and note 37 of the consolidated financial statements)

How the matter was addressed in the audit

The audit procedures applied by the auditor of the component (JLR Group) included:

•	Controls: Tested the controls over the assumptions applied in the valuation and inspected the JLR Group’s annual validation of the assumptions used by its actuarial expert. Tested the controls operating over selection and monitoring of its actuarial expert for competence and objectivity;

•	Benchmarking assumptions: Challenged, with the support of their own actuarial specialists, the key assumptions applied to the valuation of the liabilities, being the discount rate, inflation rate and mortality/ life expectancy against externally derived data;

•	Assessing transparency: Considered the adequacy of the Group’s disclosures in the consolidated financial statements in respect of the sensitivity of the deficit to these assumptions.

Description of Key audit matter

7.	Going concern, as reported by the component auditor of JLR Group

The financial statements of JLR Group have been prepared on a Going Concern basis.

That judgement is based on an evaluation of the inherent risks to the JLR Group’s business model, in particular, risks associated with political uncertainty, and how those risks might affect the JLR Group’s financial resources or ability to continue operations over a period of at least a year from the date of approval of the financial statements of the JLR Group.

The risks most likely to adversely affect the JLR Group’s available financial resources over this period were:

•	The impact of trading disputes between the US and China and the US and EU (leading to potential tariff changes), which are disrupting sales behaviour and consumer confidence in China and the US, and with the potential to cause significant costs to the export of goods;

•	The impact of Brexit on the JLR Group’s supply chain and on the export of goods by not maintaining free and frictionless trade.

How the matter was addressed in the audit

The audit procedures applied by the auditor of the component (JLR Group) included:

•	Funding assessment: Evaluated JLR Group’s financing terms;

•	Key dependency assessment: Assessed sufficiency of JLR Group’s resources to repay the debt falling due in at least the 18 months from the date of approval of the financial statements.

•	Historical accuracy: Evaluated historical forecasting accuracy of key inputs, including cash forecasts by comparing to the actual results.

•	Historical comparisons: Assessed appropriateness of assumptions used in the cash flow projections by comparing those, where appropriate, to historical trends in volumes and margins.

•	Benchmarking assumptions: Assessed appropriateness of assumptions used in the cash flow projections by comparing to externally derived data in relation to key inputs such as sales volumes and cost inflation and where appropriate taking into consideration historical trends in volumes and margins.

•	Sensitivity analysis: Considered sensitivities over the level of available financial resources indicated by the JLR Group’s financial forecasts taking account of reasonably possible (but not unrealistic) adverse effects that could arise from these risks individually and collectively, such as increased tariffs as a result of Brexit, the US-EU and US-China trade disputes and tariff challenges;

Other Information

The Holding Company’s management and Board of Directors are responsible for the other information. The other information comprises the information included in the Holding Company’s annual report, but does not include the financial statements and our auditors’ report thereon.

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Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed and based on the work done/ audit report of other auditors, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company’s management and Board of Directors are responsible for the preparation and presentation of these consolidated financial statements in term of the requirements of the Act that give a true and fair view of the consolidated state of affairs, consolidated profit/ loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flows of the Group including its associates and joint ventures and joint operations in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures and joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of each company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective management and Board of Directors of the companies included in the Group and of its associates, joint ventures and joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates, joint ventures and joint operations is responsible for overseeing the financial reporting process of each company.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting in preparation of consolidated financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group (company and subsidiaries) as well as associates and joint ventures and joint operations to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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•	Obtain sufficient appropriate audit evidence regarding the financial information of such entities or business activities within the Group and its associates and joint ventures and joint operations to express an opinion on the consolidated financial statements, of which we are the independent auditors. We are responsible for the direction, supervision and performance of the audit of financial information of such entities. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in para (a) of the section titled ‘Other Matters’ in this audit report.

We believe that the audit evidence obtained by us along with the consideration of audit reports of the other auditors referred to in sub-paragraph (a) of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

(a)

We did not audit the financial statements / financial information of three subsidiaries, seventy-seven step-down subsidiaries and one joint operation, whose financial statements / financial information reflect total assets of ₹225,217.80 crores as at 31 March 2019, total revenues of ₹234,568.66 crores and net cash flows amounting to ₹5,632.82 crores for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group’s share of net profit (and other comprehensive income) of ₹22.16 crores for the year ended 31 March 2019, in respect of six associates and two jointly controlled entities, whose financial statements / financial information have not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, joint operation, associates and jointly controlled entities is based solely on the reports of the other auditors.

Certain of these subsidiaries and step-down subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s Management has converted the financial statements of such subsidiaries and step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s Management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the Management of the Holding Company and audited by us.

(b)

The financial statements / financial information of four subsidiaries and six step-down subsidiaries, whose financial statements / financial information reflect total assets of ₹19,393.52 crores as at 31 March 2019, total revenues of ₹1,548.83 crores and net cash flows amounting to ₹181.42 crores for the year ended on that date, as considered in the consolidated financial statements have not been audited either by us or by other auditors. The consolidated financial statements also include the Group’s share of net profit (and other comprehensive income) of ₹3.41 crores for the year ended 31 March 2019, as considered in the consolidated financial statements, in respect of one associate and one jointly controlled entity, whose financial statements / financial information have not been audited by us or by other auditors. These unaudited financial statements / financial information have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associate and jointly controlled entity, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements / financial information are not material to the Group.

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

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Report on Other Legal and Regulatory Requirements

A.

As required by Section 143(3) of the Act, based on our audit and on the consideration of reports of the other auditors on separate financial statements of such subsidiaries, step-down subsidiaries, joint operations, associates, and jointly controlled entities as were audited by other auditors, as noted in the ‘Other Matters’ paragraph, we report, to the extent applicable, that:

a)

We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

c)

The consolidated balance sheet, the consolidated statement of Profit and Loss (including other comprehensive income), the consolidated statement of changes in equity and the consolidated statement of cash flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

e)

On the basis of the written representations received from the directors of the Holding Company as on 31 March 2019 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies, joint operations, associates, and jointly controlled entities incorporated in India, none of the directors of the Group companies, its joint operations, associates, and jointly controlled entities incorporated in India is disqualified as on 31 March 2019 from being appointed as a director in terms of Section 164(2) of the Act.

f)

With respect to the adequacy of the internal financial controls with reference to financial statements of the Holding Company, its subsidiary companies, joint operations, associates and jointly controlled entities incorporated in India and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”.

B.

With respect to the other matters to be included in the Auditors’ Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate financial statements of the subsidiaries, joint operations, associates and jointly controlled entities, as noted in the ‘Other Matters’ paragraph:

i.

The consolidated financial statements disclose the impact of pending litigations as at 31 March 2019 on the consolidated financial position of the Group, its joint operations, associates and jointly controlled entities. Refer note 38 to the consolidated financial statements.

ii.

Provision has been made in the consolidated financial statements, as required under the applicable law or Ind AS, for material foreseeable losses, on long-term contracts including derivative contracts. Refer note 46(j) to the consolidated financial statements in respect of such items as it relates to the Group, its joint operations, associates and jointly controlled entities.

iii.

There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Holding Company or its subsidiary companies, joint operations, associates and jointly controlled entities incorporated in India during the year ended 31 March 2019.

iv.

The disclosures in the consolidated financial statements regarding holdings as well as dealings in specified bank notes during the period from 8 November 2016 to 30 December 2016 have not been made in the financial statements since they do not pertain to the financial year ended 31 March 2019.

C.	With respect to the matter to be included in the Auditors’ report under section 197(16):

In our opinion and according to the information and explanations given to us and based on the reports of the statutory auditors of such subsidiary companies, joint operations, associates and jointly controlled entities incorporated in India which were not audited by us, the remuneration paid during the current year by the Holding Company, its subsidiary companies, joint operations, associates and jointly controlled entities to its directors is in accordance with the provisions of Section 197 of the Act, as applicable. The remuneration paid to any director by the Holding Company, its subsidiary companies, joint operations, associates and jointly controlled entities is not in excess of the limit laid down under Section 197 of the Act. The Ministry of Corporate Affairs has not prescribed other details under Section 197(16) which are required to be commented upon by us.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Place: Mumbai	Partner
Date: 20 May 2019	Membership No: 049265

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Annexure A to the Independent Auditors’ Report - 31 March 2019

Report on the Internal Financial Controls with reference to the aforesaid Consolidated Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

(Referred to in paragraph A(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Opinion

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended 31 March 2019, we have audited the internal financial controls with reference to consolidated financial statements of Tata Motors Limited (hereinafter referred to as “the Holding Company”) and such companies incorporated in India under the Companies Act, 2013 which are its subsidiary companies, its joint operations, its associates and its jointly controlled entities, as of that date.

In our opinion, the Holding Company and such companies incorporated in India which are its subsidiary companies, its joint operations, its associates and its jointly controlled entities, have, in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls were operating effectively as at 31 March 2019, based on the internal financial controls with reference to consolidated financial statements criteria established by such companies considering the essential components of such internal controls stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “Guidance Note”).

Management’s Responsibility for Internal Financial Controls

The respective Company’s management and the Board of Directors are responsible for establishing and maintaining internal financial controls with reference to consolidated financial statements based on the criteria established by the respective company considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013 (hereinafter referred to as “the Act”).

Auditors’ Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under

Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of the internal controls based on the assessed risk. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors of the relevant joint operation, associates and jointly controlled entity in terms of their reports referred to in the Other Matter paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls with reference to consolidated financial statements

A company’s internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-21

Inherent Limitations of Internal Financial Controls with reference to consolidated financial statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other matter

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements in so far as it relates to one joint operation, two associates and one jointly controlled entity, which are companies incorporated in India, is based solely on the corresponding reports of the auditors of such companies incorporated in India. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
20 May 2019	Membership No: 049265

F-22

Consolidated Balance Sheet

	(₹ in crores)
	Notes	As at March 31, 2019	As at March 31, 2018
I. ASSETS
(1) NON-CURRENT ASSETS
(a) Property, plant and equipment	3	72,619.86	73,867.84
(b) Capital work-in-progress		8,538.17	16,142.94
(c) Goodwill	5	747.87	116.45
(d) Other intangible assets	6 (a)	37,866.74	47,429.57
(e) Intangible assets under development	6 (b)	23,345.67	23,890.56
(f) Investment in equity accounted investees	8	4,743.38	4,887.89
(g) Financial assets:
(i) Other investments	9	1,497.51	763.76
(ii) Finance receivables	17	22,073.17	15,479.53
(iii) Loans and advances	11	407.42	495.41
(iv) Other financial assets	12	2,809.18	4,563.87
(h) Deferred tax assets (net)	21	5,151.11	4,158.70
(i) Non-current tax assets (net)		1,024.56	899.90
(j) Other non-current assets	19	2,938.73	2,681.25

		183,763.37	195,377.67

(2) CURRENT ASSETS
(a) Inventories	13	39,013.73	42,137.63
(b) Investment in equity accounted investees (held for sale)	8 (c)	591.50	497.35
(c) Financial assets:
(i) Other investments	10	8,938.33	14,663.75
(ii) Trade receivables	14	18,996.17	19,893.30
(iii) Cash and cash equivalents	15	21,559.80	14,716.75
(iv) Bank balances other than (iii) above	16	11,089.02	19,897.16
(v) Finance receivables	17	11,551.52	8,401.65
(vi) Loans and advances	11	1,268.70	1,451.14
(vii) Other financial assets	12	3,213.56	3,857.64
(d) Current tax assets (net)		184.37	208.91
(e) Assets classified as held-for-sale	46 (b)	162.24	2,585.19
(f) Other current assets	20	6,862.22	7,662.37

		123,431.16	135,972.84

TOTAL ASSETS		307,194.53	331,350.51

II. EQUITY AND LIABILITIES
EQUITY
(a) Equity share capital	22	679.22	679.22
(b) Other equity *	23	59,500.34	94,748.69
Equity attributable to owners of Tata Motors Ltd		60,179.56	95,427.91
Non-controlling interests		523.06	525.06

		60,702.62	95,952.97

LIABILITIES
(1) NON-CURRENT LIABILITIES
(a) Financial liabilities:
(i) Borrowings	25	70,973.67	61,199.50
(ii) Other financial liabilities	27	2,792.71	2,739.14
(b) Provisions	29	11,854.85	10,948.44
(c) Deferred tax liabilities (net)	21	1,491.04	6,125.80
(d) Other non-current liabilities	30	13,922.21	11,165.19

		101,034.48	92,178.07

(2) CURRENT LIABILITIES
(a) Financial liabilities:
(i) Borrowings	26	20,150.26	16,794.85
(ii) Trade payables
(a) Total outstanding dues of micro and small enterprises		130.69	144.24
(b) Total outstanding dues of creditors other than micro and small enterprises		68,382.84	71,894.17
(iii) Acceptances		3,177.14	4,901.42
(iv) Other financial liabilities	28	32,855.65	31,267.49
(b) Provisions	29	10,196.75	7,953.50
(c) Current tax liabilities (net)		1,017.64	1,559.07
(d) Liabilities directly associated with Assets held-for-sale	46 (b)	—	1,070.18
(e) Other current liabilities	31	9,546.46	7,634.55

		145,457.43	143,219.47

TOTAL EQUITY AND LIABILITIES		307,194.53	331,350.51

*	Includes other comprehensive income relating to assets held for sale amounting to ₹(6.64) crores as at March 31, 2018.

See accompanying notes to consolidated financial statements

In terms of our report attached		For and on behalf of the Board
For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN: 00010180] F S NAYAR [DIN: 00003633] V K JAIRATH [DIN: 00391684]	GUENTER BUTSCHEK [DIN: 07427375] CEO and Managing Director S B BORWANKAR [DIN: 01793948] ED and Chief Operating Officer

YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 20, 2019		O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors	P B BALAJI Group Chief Financial Officer H K SETHNA [FCS: 3507] Company Secretary

Mumbai, May 20, 2019

F-23

Consolidated Statement of Profit and Loss

		(₹ in crores)
	Notes	Year ended March 31, 2019	Year ended March 31, 2018
I. Revenue from operations	32
(a) Revenue		299,190.59	289,386.25
(b) Other Operating Revenues		2,747.81	2,954.39

Total revenue from operations		301,938.40	292,340.64

II. Other income (includes Government grants)	33	2,965.31	3,957.59

III. Total Income (I+II)		304,903.71	296,298.23

IV. Expenses:
(a) Cost of materials consumed
(i) Cost of materials consumed		182,254.45	173,371.19
(ii) Basis adjustment on hedge accounted derivatives		(1,245.37)	(1,378.60)
(b) Purchase of products for sale		13,258.83	15,903.99
(c) Changes in inventories of finished goods, work-in-progress and products for sale		2,053.28	(2,046.58)
(d) Excise duty		—	790.16
(e) Employee benefits expense	34	33,243.87	30,300.09
(f) Finance costs	35	5,758.60	4,681.79
(g) Foreign exchange (gain)/loss (net)		905.91	(1,185.28)
(h) Depreciation and amortisation expense		23,590.63	21,553.59
(i) Product development/Engineering expenses		4,224.57	3,531.87
(j) Other expenses	36	62,238.12	60,184.21
(k) Amount transferred to capital and other account		(19,659.59)	(18,588.09)

Total Expenses (IV)		306,623.30	287,118.34

V. Profit before exceptional items and tax (III-IV)		(1,719.59)	9,179.89
VI. Exceptional Items:
(a) Defined benefit pension plan amendment past service cost/(credit)	46 (d)	147.93	(3,609.01)
(b) Employee separation cost	46 (f)	1,371.45	3.68
(c) Provision for / impairment of capital work-in-progress and intangibles under development (net)	46 (c)	180.97	1,641.38
(d) Provision for costs of closure of operation of a subsidiary company	46 (e)	381.01	—
(e) Provision for impairment in Jaguar Land Rover	7	27,837.91	—
(f) Profit on sale of investment in a subsidiary company	46 (g)	(376.98)	—
(g) Others	46 (i)	109.27	(11.19)

VII. Profit/(Loss) before tax (V-VI)		(31,371.15)	11,155.03
VIII. Tax expense/(credit) (net):	21
(a) Current tax (including Minimum Alternate Tax)		2,225.23	3,303.46
(b) Deferred tax		(4,662.68)	1,038.47

Total tax expense/(credit)		(2,437.45)	4,341.93
IX. Profit/(loss) for the year from continuing operations (VII-VIII)		(28,933.70)	6,813.10
X. Share of profit of joint ventures and associates (net)	8	209.50	2,278.26

XI. Profit/(loss) for the year (IX+X)		(28,724.20)	9,091.36

Attributable to:
(a) Shareholders of the Company		(28,826.23)	8,988.91
(b) Non-controlling interests		102.03	102.45
XII. Other comprehensive income/(loss):
(A) (i) Items that will not be reclassified to profit or loss:
(a) Remeasurement gains and (losses) on defined benefit obligations (net)		(2,561.26)	4,676.51
(b) Equity instruments at fair value through other comprehensive income (net)		35.60	42.86
(c) Share of other comprehensive income in equity accounted investees (net)		11.15	(7.16)
(d) Gains and (losses) in cash flow hedges of forecast inventory purchases		(1,746.24)	1,227.74
(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		697.41	(991.02)
(B) (i) Items that will be reclassified to profit or loss:
(a) Exchange differences in translating the financial statements of foreign operations		(2,010.22)	9,518.15
(b) Gains and (losses) in cash flow hedges		52.82	18,069.71
(c) Share of other comprehensive income in equity accounted investees (net)		(58.61)	429.41
(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		3.58	(3,403.69)

Total other comprehensive income/(loss) for the period (net of tax)		(5,575.77)	29,562.51

Attributable to:
(a) Shareholders of the Company		(5,575.50)	29,535.61
(b) Non-controlling interests		(0.27)	26.90

XIII. Total comprehensive income/(loss) for the period (net of tax) (XI+XII)		(34,299.97)	38,653.87

Attributable to:
(a) Shareholders of the Company		(34,401.73)	38,524.52
(b) Non-controlling interests		101.76	129.35
XIV. Earnings per equity share (EPS)	44
(a) Ordinary shares (face value of 2 each):
(i) Basic EPS	₹	(84.89)	26.46
(ii) Diluted EPS	₹	(84.89)	26.45
(b) ‘A’ Ordinary shares (face value of 2 each):
(i) Basic EPS	₹	(84.89)	26.56
(ii) Diluted EPS	₹	(84.89)	26.55

See accompanying notes to consolidated financial statements
In terms of our report attached		For and on behalf of the Board
For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 20, 2019	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN: 00010180] F S NAYAR [DIN: 00003633] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 20, 2019

F-24

Consolidated Cash Flow Statement

	(₹ in crores)
	Year ended	Year ended
	March 31, 2019	March 31, 2018
Cash flows from operating activities:
Profit/(Loss) for the year	(28,724.20)	9,091.36
Adjustments for:
Depreciation and amortisation expense	23,590.63	21,553.59
Allowances for finance receivables	320.24	43.30
Allowances for trade and other receivables	214.19	14.57
Inventory write-down	608.63	607.42
Provision for costs of closure of operations of a subsidiary company	381.01	—
Provision for impairment in Jaguar Land Rover	27,837.91	—
Defined benefit pension plan amendment past service cost/(credit)	147.93	(3,609.01)
Employee separation cost	1,367.22	—
Exceptional items- Others	109.27	(11.19)
Marked-to-market on investments measured at fair value through profit or loss	(238.54)	(32.05)
Loss on sale of assets/impairment (including assets scrapped/written off) (net)	1,106.56	2,382.55
Profit on sale of investments (net)	(128.61)	(129.26)
Profit on sale of investment in a subsidiary	(376.98)	—
Gain on fair value of below market interest loans	(13.37)	(6.02)
Fair value gain on disposal of joint venture	—	(19.06)
Share of profit of joint ventures and associates (net)	(209.50)	(2,278.26)
Tax expense (net)	(2,437.45)	4,341.93
Finance costs	5,758.60	4,681.79
Interest income	(786.46)	(711.81)
Dividend income	(17.28)	(15.77)
Foreign exchange (gain) / loss (net)	252.63	(2,591.80)

Cash flows from operating activities before changes in following assets and liabilities	28,762.43	33,312.28

Finance receivables	(10,063.79)	(6,361.22)
Trade receivables	954.70	(4,326.58)
Loans and advances and other financial assets	230.13	(3,343.38)
Other current and non-current assets	294.88	151.25
Inventories	2,068.64	(3,560.43)
Trade payables and acceptances	(4,683.69)	7,320.34
Other current and non-current liabilities	4,365.55	(4,756.95)
Other financial liabilities	(30.01)	1,541.98
Provisions	(348.66)	6,901.29

Cash generated from operations	21,550.18	26,878.58

Income tax paid (net)	(2,659.43)	(3,021.16)

Net cash from operating activities	18,890.75	23,857.42

Cash flows from investing activities:
Payments for property, plant and equipment	(17,419.55)	(19,865.43)
Payments for other intangible assets	(17,883.97)	(15,213.49)
Proceeds from sale of property, plant and equipment	67.23	30.30
Investments in Mutual Fund (purchased)/sold (net)	5,639.02	2,361.09
Excess of cash acquired on acquisition of subsidiary company	—	14.45
Investment in equity accounted investees	(9.31)	(4.21)
Investments in others	(130.01)	(328.78)
Loans given to others	(3.42)	—
Loans given to joint ventures and associates	(3.75)	—
Proceeds from sale of investments in a subsidiary company	532.96	—
Proceeds from sale of investments in other companies	5.18	19.43
Interest received	760.52	690.47

F-25

Consolidated Cash Flow Statement

	(₹ in crores)
	Year ended	Year ended
	March 31, 2019	March 31, 2018
Dividend received	17.28	15.77
Dividend received from equity accounted investees	214.98	1,781.64
Deposits with financial institution	(500.03)	—
Deposits/restricted deposits with banks	(24,331.07)	(48,260.05)
Realisation of deposits/restricted deposits with banks	33,342.59	52,557.20
(Increase) / decrease in short term Inter-corporate deposits	(1.98)	—
Payments for acquisition of minority stake of subsidiary	(7.76)	—

Net cash used in investing activities	(19,711.09)	(26,201.61)

Cash flows from financing activities:
Proceeds from issue of shares held in abeyance (net of issue expenses)	—	0.00 *
Proceeds from long-term borrowings	26,101.86	15,145.21
Repayment of long-term borrowings	(13,345.89)	(10,587.25)
Proceeds from short-term borrowings	20,112.46	15,008.73
Repayment of short-term borrowings	(21,852.13)	(19,376.62)
Net change in other short-term borrowings (with maturity up to three months)	4,913.90	7,328.24
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(94.74)	(95.96)
Interest paid [including discounting charges paid ₹1,201.20 crores (March 31, 2018 ₹918.90 crores)]	(7,005.09)	(5,410.64)

Net cash from financing activities	8,830.37	2,011.71

Net increase / (decrease) in cash and cash equivalents	8,010.03	(332.48)
Cash and cash equivalents as at April 01, (opening balance)	14,716.75	13,986.76
Reversal of/(classified as) held for sale	243.94	(243.94)
Effect of foreign exchange on cash and cash equivalents	(1,410.92)	1,306.41

Cash and cash equivalents as at March 31, (closing balance)	21,559.80	14,716.75

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	7,286.32	8,346.54
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	1,120.15	2,768.03
Classified as held for sale	—	(142.55)
Amortisation of prepaid discounting charges	158.19	202.70

See accompanying notes to the consolidated financial statements

*	less than ₹50,000/-

In terms of our report attached		For and on behalf of the Board
For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN: 00010180] F S NAYAR [DIN: 00003633]	GUENTER BUTSCHEK [DIN: 07427375] CEO and Managing Director
S B BORWANKAR [DIN: 01793948]
		V K JAIRATH [DIN: 00391684]	ED and Chief Operating Officer
YEZDI NAGPOREWALLA
Partner		O P BHATT [DIN: 00548091]	P B BALAJI
Membership No. 049265			Group Chief Financial Officer
R SPETH [DIN: 03318908]
H K SETHNA [FCS: 3507]
		Directors	Company Secretary

Mumbai, May 20, 2019			Mumbai, May 20, 2019

F-26

Consolidated Statement of Changes in Equity

for the year ended March 31, 2019

A.	Equity Share Capital

(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2018	679.22
Proceeds from issue of shares held in abeyance	—

Balance as at March 31, 2019	679.22

B.	Other Equity

	(₹ in crores)
	Reserves									Other components of equity
Particulars	Securities Premium	Share- based payments reserve	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Comprehensive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited	Non- controlling interests	Total other equity
Balance as at April 1, 2018	18,891.93	—	2.28	1,085.94	200.74	379.43	44.06	1,164.20	71,818.12	22.82	(3,626.04)	143.98	4,621.23	94,748.69	525.06	95,273.75
Effect of transition to Ind AS 115	—	—	—	—	—	—	—	—	(41.80)	—	—	—	—	(41.80)	—	(41.80)
Profit/(loss) for the year	—	—	—	—	—	—	—	—	(28,826.23)	—	—	—	—	(28,826.23)	102.03	(28,724.20)
Other comprehensive income/(loss) for the year	—	—	—	—	—	—	—	—	(2,174.01)	44.19	(1,150.98)	(225.86)	(2,068.84)	(5,575.50)	(0.27)	(5,575.77)

Total comprehensive income/(loss) for the year	—	—	—	—	—	—	—	—	(31,000.24)	44.19	(1,150.98)	(225.86)	(2,068.84)	(34,401.73)	101.76	(34,299.97)
Amounts recognised in inventory	—	—	—	—	—	—	—	—	—	—	(825.60)	11.08	—	(814.52)	—	(814.52)
Acquisition of minority	—	—	—	—	—	—	—	—	1.26	—	—	—	—	1.26	(9.02)	(7.76)
Realised gain on investments held at fair value through Other comprehensive income	—	—	—	—	—	—	—	—	4.93	(4.93)	—	—	—	—	—	—
Dividend paid (including dividend tax)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94.74)	(94.74)
Share-based payments	—	8.44	—	—	—	—	—	—	—	—	—	—	—	8.44	—	8.44
Transfer (from)/to retained earnings	—	—	—	—	—	61.40	1.59	—	(62.99)	—	—	—	—	—	—	—

Balance as at March 31, 2019	18,891.93	8.44	2.28	1,085.94	200.74	440.83	45.65	1,164.20	40,719.28	62.08	(5,602.62)	(70.80)	2,552.39	59,500.34	523.06	60,023.40

See accompanying notes to consolidated financial statements		For and on behalf of the Board

In terms of our report attached For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 20, 2019	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN: 00010180] F S NAYAR [DIN: 00003633] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 20, 2019

F-27

Consolidated Statement of Changes in Equity

for the year ended March 31, 2018

A.	Equity Share Capital

	(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2017	679.22
Proceeds from issue of shares held in abeyance	—	*

Balance as at March 31, 2018	679.22

* less than ₹50,000/-

B.	Other Equity

	(₹ in crores)
	Reserves									Other components of equity
Particulars	Securities Premium		Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Comprehensive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited		Non- controlling interests	Total other equity
Balance as at April 1, 2017	18,891.93		2.28	1,085.94	165.78	292.46	32.18	1,164.20	59,053.14	(19.26)	(17,911.63)	(74.22)	(5,300.13)	57,382.67		453.17	57,835.84
Profit / (loss) for the period	—		—	—	—	—	—	—	8,988.91	—	—	—	—	8,988.91		102.45	9,091.36
Other comprehensive income / (loss) for the year	—		—	—	—	—	—	—	3,909.10	42.86	15,444.99	217.30	9,921.36	29,535.61		26.90	29,562.51

Total comprehensive income/ (loss) for the year	—		—	—	—	—	—	—	12,898.01	42.86	15,444.99	217.30	9,921.36	38,524.52		129.35	38,653.87
Amounts recognised in inventory	—		—	—	—	—	—	—	—	—	(1,159.40)	0.90	—	(1,158.50)		—	(1,158.50)
Proceeds from issue of shares held in abeyance	0.00	*	—	—	—	—	—	—	—	—	—	—	—	—		—	0.00 *
Minority interest on acquisitions during the year	—		—	—	—	—	—	—	—	—	—	—	—	—		98.62	98.62
Distribution to Minority	—		—	—	—	—	—	—	—	—	—	—	—	—		(39.99)	(39.99)
Minority interest changes during the year	—		—	—	—	—	—	—	—	—	—	—	—	—		(60.12)	(60.12)
Realised gain on investments held at fair value through Other comprehensive income	—		—	—	—	—	—	—	0.78	(0.78)	—	—	—	—		—	—
Dividend paid (including dividend tax)	—		—	—	—	—	—	—	—	—	—	—	—	—		(55.97)	(55.97)
Transfer (from)/to retained earnings	—		—	—	34.96	86.97	11.88	—	(133.81)	—	—	—	—	—	*	—	—

Balance as at March 31, 2018	18,891.93		2.28	1,085.94	200.74	379.43	44.06	1,164.20	71,818.12	22.82	(3,626.04)	143.98	4,621.23	94,748.69		525.06	95,273.75

*	less than ₹50,000/-

See accompanying notes to consolidated financial statements		For and on behalf of the Board

In terms of our report attached
For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 20, 2019	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN: 00010180] F S NAYAR [DIN: 00003633] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 20, 2019

F-28

Notes Forming Part of Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries and joint operations, (collectively referred to as “the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Motors Limited is a public limited Company incorporated and domiciled in India and has its registered office in Mumbai, India. As at March 31, 2019, Tata Sons Private Limited together with its subsidiaries, owns 38.52% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of the Company, and has the ability to significantly influence the Company’s operation.

The Company’s operations include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

The consolidated financial statements were approved by the Board of Directors and authorised for issue on May 20, 2019.

2.	Significant Accounting Policies

a.	Statement of compliance

These financial statements have been prepared in accordance with Ind AS as notified under the Companies (Indian Accounting Standards) Rules, 2015 read with Section 133 of the Companies Act, 2013 (“the Act”).

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value at the end of each reporting period as explained in the accounting policies below.

c.	Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) it is exposed, or has rights, to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealised profits are eliminated in full on consolidation.

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance. Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company. When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e., reclassified to profit or loss) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under Ind-AS 109 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

F-29

Notes Forming Part of Consolidated Financial Statements

Interests in joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint operations

Certain of the Company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Company recognises, in the consolidated financial statements, its share of the assets, liabilities, income and expenses of these joint operations incurred jointly with the other partners, along with its share of income from the sale of the output and any assets, liabilities and expenses that it has incurred in relation to the joint operation.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The results, assets and liabilities of a joint venture are incorporated in these financial statements using the equity method of accounting as described below.

Associates

Associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not control or joint control those policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting as described below.

Equity method of accounting (equity accounted investees)

An interest in an associate or joint venture is accounted for using the equity method from the date in which the investee becomes an associate or a joint venture and are recognised initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of profits or losses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

When the Company transacts with an associate or joint venture of the Company, unrealised profits and losses are eliminated to the extent of the Company’s interest in its associate or joint venture.

d.	Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognised in profit or loss as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognised, after reassessment of fair value of net assets acquired, in the Capital Reserve.

e.	Use of estimates and judgments

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each balance sheet date. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected. In particular, information about significant areas

F-30

Notes Forming Part of Consolidated Financial Statements

of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are included in the following notes:

i)	Note 3 and 6 - Property, plant and equipment and intangible assets – Useful lives and impairment

ii)	Note 5 - Impairment of goodwill

iii)	Note 6 and 7 - Impairment of indefinite life intangible assets

iv)	Note 21 - Recoverability/recognition of deferred tax assets

v)	Note 29 - Provision for product warranty

vi)	Note 37 - Assets and obligations relating to employee benefits

vii)	Note 17 - Allowances for credit losses for finance receivables

f.	Revenue recognition

The Company generates revenue principally from –

a)	Sale of products – (i) commercial and passenger vehicles and vehicle parts and (ii) Sales of other products - certain software products and other automotive products

The Company recognises revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when control including risks and rewards and title of ownership pass to the customer. Sale of products is presented net of excise duty where applicable and other indirect taxes.

The consideration received in respect of transport arrangements for delivering of vehicles to the customers are recognised net of their costs within revenues in the income statement.

Revenues are recognised when collectability of the resulting receivable is reasonably assured.

b)	Sale of services - maintenance service and extended warranties for commercial and passenger vehicles, software support services and insurance broking services.

Income from sale of maintenance services and extended warranties, including software services are recognised as income over the relevant period of service or extended warranty.

When the Company sells products that are bundled with maintenance service or extended period of warranty, such services are treated as a separate performance obligation only if the service or warranty is optional to the customer or includes an additional service component. In such cases, the transaction price allocated towards such maintenance service or extended period of warranty is recognised as a contract liability until the service obligation has been met.

The Company operates certain customer loyalty programs under which customer is entitled to reward points on the spend towards Company’s products. The reward points earned by customers can be redeemed to claim discounts on future purchase of certain products or services. Transaction price allocated towards reward points granted to customers is recognised as a deferred income liability and transferred to income when customers redeem their reward points.

For certain sale of services wherein performance obligation is satisfied over a period of time, any amount received in advance is recorded as contract liability and recognised as revenue when service is rendered to customers. Any amount of income accrued but not billed to customers in respect of such contracts is recorded as a contract asset. Such contract assets are transferred to Trade receivables on actual billing to customers.

Refund liabilities comprise of obligation towards customers to pay for discounts and sales incentives.

Proceeds from sale of vehicles for which the Company or any of its subsidiaries have retained buy back obligation in future is recorded as a liabilities – (i) Proceeds received in excess of agreed buy back price is recognised as Deferred income liability and (ii) the agreed buy back price is recognised as Buy back liability. Deferred income liability is recognised as operating lease income on time proportionate basis over date of sale and date of buy back.

F-31

Notes Forming Part of Consolidated Financial Statements

c)	Financing revenues - Interest income from financing transactions and income from leasing of vehicles to customers.

d)	Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

g.	Government grants and incentives

Other income includes export and other recurring and non-recurring incentives from Government (referred as “incentives”).

Government grants are recognised when there is reasonable assurance that the Company will comply with the relevant conditions and the grant will be received.

These are recognised in the consolidated statement of Profit and Loss, either on a systematic basis when the Company recognises, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred. Government grants related to assets are deferred and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognised as income in the period in which the grant is received.

h.	Cost recognition

Costs and expenses are recognised when incurred and are classified according to their nature.

Expenditure capitalised represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

i.	Provisions

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

i)	Product warranty expenses

The estimated liability for product warranties are recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise, being typically up to six years. The Company also has back-to-back contractual arrangement with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault.

Estimates are made of the expected reimbursement claim based upon historical levels of recoveries from supplier, adjusted for inflation and applied to the population of vehicles under warranty as on balance sheet date. Supplier reimbursements are recognised as separate asset.

ii)	Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements being typically up to three years.

iii)	Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer terminations, personal injury claims and compliance with regulations.

iv)	Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

j.	Foreign currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of Tata Motors Limited. Transactions in foreign currencies are recorded at the exchange rate prevailing on the

F-32

Notes Forming Part of Consolidated Financial Statements

date of transaction. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the statement of Profit and Loss except to the extent, exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations are translated to Indian rupees at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the respective months. Exchange differences arising on such translation are recognised as currency translation reserve under equity. Exchange differences arising from the translation of a foreign operation previously recognised in currency translation reserve in equity are not reclassified from equity to profit or loss until the disposal of the operation.

k.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the statement of Profit and Loss except when they relate to items that are recognised outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognised outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l.	Cash & cash equivalents

Cash and cash equivalents are short-term (three months or less from the date of acquisition), highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

m.	Earnings per share

Basic earnings per share has been computed by dividing profit for the year by the weighted average number of shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per share has been computed using the weighted average number of shares and dilutive potential shares, except where the result would be anti-dilutive.

n.	Inventories

Inventories (other than those recognised consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realisable value. Cost of raw materials, components and consumables are ascertained on a first in first out basis. Cost, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortised in changes in inventories of finished goods to their residual values (i.e., estimated second hand sale value) over the term of the arrangement.

o.	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any. Freehold land is measured at cost and is not depreciated. Heritage assets, comprising antique vehicles purchased by the Company, are not depreciated as they are

F-33

Notes Forming Part of Consolidated Financial Statements

considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis. Cost includes purchase price, taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is provided on the Straight Line Method (SLM) over the estimated useful lives of the assets considering the nature, estimated usage, operating conditions, past history of replacement, anticipated technological changes, manufacturer’s warranties and maintenance support. Taking into account these factors, the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of property, plant and equipment, which are different from those prescribed in Schedule II of the Act.

Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings, Roads, Bridge and culverts	4 to 60 years
Plant, machinery and equipment	3 to 30 years
Computers and other IT assets	3 to 6 years
Vehicles	3 to 11 years
Furniture, fixtures and office appliances	3 to 21 years

The useful lives and method of deprecation is reviewed at least at each year-end. Changes in expected useful lives are treated as change in accounting estimates. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

p.	Other intangible assets

Intangible assets purchased, including those acquired in business combinations, are measured at cost or fair value as of the date of acquisition where applicable less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Estimated useful lives of assets are as follows:

Type of Asset	Estimated useful life
Patents and technological know how	2 to 12 years
Computer software	1 to 8 years
Customer related intangibles - dealer network	20 years
Intellectual property rights	3 to 10 years

The amortisation period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Internally generated intangible asset

Research costs are charged to the statement of Profit and Loss in the year in which they are incurred. Product development costs incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. Product development cost is amortised on a straight line basis over a period of 24 months to 120 months. Product development expenditure is measured at cost less accumulated amortisation and accumulated impairment, if any.

q.	Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of

F-34

Notes Forming Part of Consolidated Financial Statements

the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognised on the Company’s balance sheet. Payments made under operating leases are recognised in the statement of Profit and Loss on a straight-line basis over the term of the lease.

r.	Impairment

i)	Goodwill

Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognised is not reversed in subsequent period.

ii)	Property, plant and equipment and other intangible assets

At each balance sheet date, the Company assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually at each balance sheet date, or earlier, if there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the statement of Profit and Loss.

s.	Employee benefits

i)	Pension plans

Jaguar Land Rover operate defined benefit pension plans for certain of its subsidiaries, which are contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

Contributions to the plans by the Jaguar Land Rover subsidiaries take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. A separate defined contribution plan is available to employees of Jaguar Land Rover. Costs in respect of this plan are charged to the statement of Profit and Loss as incurred.

ii)	Gratuity

Tata Motors Limited and its subsidiaries and joint operations in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15

F-35

Notes Forming Part of Consolidated Financial Statements

to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors Limited and such subsidiaries make annual contributions to gratuity funds established as trusts or insurance companies. Tata Motors Limited and its subsidiaries in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

iii)	Superannuation

Tata Motors Limited and some of its subsidiaries in India have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee as on April 1, 1996 could elect to be a member of either plan. Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. Tata Motors Limited and such subsidiaries account for superannuation benefits payable in future under the plan based on an actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary. During the year ended March 31, 2015, the employees covered by this plan were given a one-time option to exit from the plan prospectively. Furthermore, the employees who opted for exit were given one- time option to withdraw accumulated balances from the superannuation plan. Separate irrevocable trusts are maintained for employees covered and entitled to benefits. Tata Motors Limited and its subsidiaries contribute up to 15% or
₹ 150,000, whichever is lower, of the eligible employees’ salary to the trust every year. Such contributions are recognised as an expense when incurred. Tata Motors Limited and such subsidiaries have no further obligation beyond this contribution.

iv)	Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors Limited and some of its subsidiaries. The benefits of the plan include pension in certain cases, payable up to the date of normal superannuation had the employee been in service, to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is greater. Tata Motors Limited and these subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

v)	Provident fund and family pension

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries and joint operations are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The interest rate payable to the members of the trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Company. The embedded interest rate guarantee is considered to be defined benefit. The liability in respect of the short fall of interest earnings of the Fund is determined on the basis of an actuarial valuation. There is no shortfall as at March 31, 2019.

vi)	Severance indemnity

Tata Daewoo Commercial Vehicle Company Limited, or TDCV, a subsidiary company incorporated in Korea; has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

F-36

Notes Forming Part of Consolidated Financial Statements

vii)	Post-retirement medicare scheme

Under this unfunded scheme, employees of Tata Motors Limited and some of its subsidiaries receive medical benefits subject to certain limits on amounts of benefits, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme.

Tata Motors Limited and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

viii)	Compensated absences

Tata Motors Limited and some of its subsidiaries and joint operations provide for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilised leave at each balance sheet date on the basis of an actuarial valuation.

ix)	Remeasurement gains and losses

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognised directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to statement of Profit and Loss. Actuarial gains and losses relating to long-term employee benefits are recognised in the statement of Profit and Loss in the period in which they arise.

x)	Measurement date

The measurement date of retirement plans is March 31.

xi)	The present value of the defined benefit liability and the related current service cost and past service cost are measured using projected unit credit method.

t.	Dividends

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the statutory financial statements of Tata Motors

Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India or Ind AS. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Ind AS after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act.

However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and Payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is ₹ Nil as at March 31, 2019 (₹ Nil as at March 31, 2018).

u.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of four reportable sub-segments i.e. Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

v.	Financial instruments

i)	Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets other than equity instruments are classified into categories: financial assets at fair value through profit or loss and at amortised cost. Financial assets that are equity instruments are classified as fair value through profit or loss or fair value through other comprehensive income. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. Financial instruments are recognised on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments

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Notes Forming Part of Consolidated Financial Statements

are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets at amortised cost: Financial assets having contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding and that are held within a business model whose objective is to hold such assets in order to collect such contractual cash flows are classified in this category. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses.

Equity investments at fair value through other comprehensive income: These include financial assets that are equity instruments and are designated as such upon initial recognition irrevocably. Subsequently, these are measured at fair value and changes therein, are recognised directly in other comprehensive income, net of applicable deferred income taxes. Dividends from these equity investments are recognised in the statement of Profit and Loss when the right to receive payment has been established. When the equity investment is derecognised, the cumulative gain or loss in equity is transferred to retained earnings.

Financial assets at fair value through profit or loss: Financial assets are measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income on initial recognition. The transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognised in profit or loss. Derivatives, unless they are designated as hedging instruments, for which hedge accounting is applied, financial assets which have contractual cash flows which are not in the nature of solely principal and interest payments (like hybrid instruments having embedded derivatives) are classified into this category. These are measured at fair value with changes in fair value recognised in the statement of Profit and Loss.

Equity instruments: An equity instrument is any contract that evidences residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognised in the statement of Profit and Loss.

Other financial liabilities: These are measured at amortised cost using the effective interest method.

ii)	Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received).

Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

iii)	Derecognition of financial assets and financial liabilities

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Financial liabilities are derecognised when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

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Notes Forming Part of Consolidated Financial Statements

iv)	Impairment of financial assets

The Company recognises a loss allowance for expected credit losses on a financial asset that is at amortised cost. Loss allowance in respect of financial assets other than finance receivables is measured at an amount equal to life time expected credit losses and is calculated as the difference between their carrying amount and the present value of the expected future cash flows discounted at the original effective interest rate. Loss allowance for finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to life time expected losses is provided if credit risk has increased significantly from the date of initial recognition. Credit risk is determined to have increased significantly when a finance receivable contract becomes sixty/ninety days past due. Such impairment loss is recognised in the statement of Profit and Loss. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the statement of Profit and Loss.

v)	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts in a cash flow hedging relationship by applying the hedge accounting principles. These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax) and the ineffective portion is recognised immediately in the consolidated statement of Profit and Loss. Amounts accumulated in equity are reclassified to the consolidated statement of Profit and Loss in the periods in which the forecasted transaction occurs. For forwards and options, forward premium and the time value are not considered part of the hedge.

These are treated as cost of hedge and the changes in fair value attributable to time value is recognised in the other comprehensive income along with the changes in fair value determined to be effective portion of the hedge. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is immediately transferred to the consolidated statement of Profit and Loss for the year.

w.	Recent accounting pronouncements

i)	New accounting pronouncements adopted by the Company during the current financial year

Ind AS 115 – Revenue from Contracts with Customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersede most revenue recognition guidance, including industry-specific guidance applicable for previous periods. The core principle of the new standard is for companies to recognise revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which company expects to be entitled to exchange for those goods or services. The new standard also requires entities to give enhanced disclosures about revenue and provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company adopted Ind AS 115 effective from April 1, 2018, with a modified retrospective approach. The figures for the comparative periods are not restated. There is no significant impact on Company’s profit after tax as a result of adoption of Ind AS 115.

There is a change in the basis of measurement of revenue for certain contracts in which performance obligation is satisfied over a period of time and revenue is measured as a percentage to the work completed. For such contracts, revenue is measured in accordance with Ind AS 115, when the Company has satisfied

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Notes Forming Part of Consolidated Financial Statements

a performance obligation by transferring the promised good or service (i.e. an asset) to the customer i.e. when the customer obtains control of the asset and establishes an unconditional right to receive the consideration. There is impact of ₹41.80 crores to the opening retained earnings on account of this change in measurement.

The Company makes transport arrangements for delivering its vehicles to the dealers. In accordance with the principles of Ind AS 115, the Company has determined itself to be acting as agent under these arrangements. Freight costs which were previously recognised as costs are netted off from revenue in accordance with the guidance under Ind AS 115.

Certain pay-outs made to dealers such as infrastructure support payments are treated as variable components of consideration and therefore in accordance with Ind AS 115, are recognised as revenue deductions. These costs were previously reported as other expenses.

These changes in presentation in the income statement resulted in decrease in both revenues and expenses by ₹3,809.03 crores for the year ended March 31, 2019.

Adoption of the standard has given rise to new financial statement categories in the statement of financial position, being “contract assets” and “contract liabilities.” These items arise through advance payment received from customers or advance delivery of goods and services in excess of or ahead of billing at the contract level. In addition, disclosure requirements are extended.

Incentives received from Government are included under other income, which were previously presented under other operating income under revenue from operations.

Ind AS 21 - The Effect of Changes in Foreign Exchange Rates

The amendment effective April 1, 2018, clarifies on the accounting of transaction that include the receipt or payment of advance consideration in a foreign currency. The appendix explains that the date of the transaction, for the purpose of determining rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. There is no impact in the consolidated financial statements on adoption of this amendment.

ii)	New accounting standards not yet adopted Ind AS 116 Leases

In March 2019, MCA issued Ind AS 116 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous standard on leasing, Ind AS 17 - Leases. Ind AS 116, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. Ind AS 116 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by Ind AS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognise assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognise depreciation of leased assets separately from interest on lease liabilities in the Statement of Profit and Loss. As Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

The Company will be adopting Ind AS 116 with a modified retrospective approach with effect from April 1, 2019. The cumulative effect of initially applying this Standard will be recorded as an adjustment to the opening balance of retained earnings. Figures for comparative periods will not be restated.

The Company will use the exemption option available for existing leases and apply the available exemptions regarding the recognition of short term leases and low value leasing assets. Basis assessment, the Company arrangements under operating leases, which are currently off Balance sheet, will be recorded as right to use assets and the future obligations in respect of such leases will be recorded as a liability in the Balance sheet as at April 1, 2019. The Company will use following practical expedients of Ind AS 116 at the date of initial application:

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Notes Forming Part of Consolidated Financial Statements

1.

With leases previously classified as operating leases according to Ind AS 17, the lease liability will be measured at the present value of the outstanding lease payments, discounted by the incremental borrowing rate at April 1, 2019. The respective right-of-use asset is generally recognised at an amount equal to the lease liability;

2.	An impairment review is not performed for right of use assets. Instead, right-of-use asset is adjusted by the amount of any provision for onerous leases recognised in the Balance sheet.

3.	Regardless of their original lease term, leases for which the lease term ends latest on March 31, 2020, are recognised as short-term leases;

4.	At the date of initial application, the measurement of a right-to-use asset excludes the initial direct costs; and

5.	Hindsight is considered when determining the lease term if the contract contains options to extend or terminate the leases.

Amendments issued by MCA to existing standards

MCA issued following amendments to certain standards which will be effective from financial year beginning April 1, 2019.

i)	Amendments to Ind AS 109, Financial Instruments: Prepayment of loans

The amendments notified in Ind AS 109 pertain to classification of a financial instruments with prepayment feature with negative compensation. Negative compensation arises where the terms of the contract of the financial instrument permit the holder to make repayment or permit the lender or issuer to put the instrument to the borrower for repayment before the maturity at an amount less than the unpaid amounts of principal and interest. Earlier, there was no guidance on classification of such instruments.

According to the amendments, these types of instruments can be classified as measured at amortised cost, or measured at fair value through profit or loss, or measured at fair value through other comprehensive income by the lender or issuer if the respective conditions specified under Ind AS 109 are satisfied. Similarly, the holder may classify them either measured at fair value through profit or loss or measured at amortised cost in accordance with conditions of Ind AS 109.

ii)	Amendments to Ind AS 12, Income Taxes - Deferred taxes on Dividends and uncertain tax treatment

An entity is required to create a corresponding liability for payment of Dividend Distribution Tax (DDT) when it recognises a liability to pay a dividend. The liability for DDT shall be recorded in statement of Profit and Loss, other comprehensive income or equity, as the case may be. Currently, the Company is recognising dividend distribution tax on dividends paid to shareholders in the statement of changes in equity, as per the amendment, the Company will recognise dividend distribution tax on dividend distributed to shareholders as income tax expense in its statement of Profit and Loss.

Another amendment relates to tax consequence of an item whose tax treatment is uncertain. Tax treatment of an item is considered as uncertain when there is uncertainty whether the relevant taxation authority will accept the tax treatment of that item or not. For example, if an entity has not included a particular income in taxable profit, it will be considered as uncertain tax treatment if its acceptability by taxation authority is uncertain. The amendment has been brought by introducing a new Appendix C to Ind AS 12.

If there is uncertainty over tax treatment of an item:

1.

An entity should determine an approach or method that predicts the resolution of the uncertainty. Based on the approach, the entity shall determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.

2.

It shall assess whether it is probable that the taxation authority will accept the uncertain tax treatment, assuming that the authority has full right to examine the treatment and has full knowledge of all related information.

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Notes Forming Part of Consolidated Financial Statements

3.

If it is probable that the taxation authority will accept the tax treatment, there will be no impact on the amount of taxable profits/losses, tax bases, unused tax losses/credits and tax rates. In vice-versa case, the entity shall show the effect of the uncertainty for each uncertain tax treatment on amount of related aforesaid items by using either the most likely outcome or the expected outcome of the uncertainty.

iii)	Amendment to Ind AS 19, Employee Benefits: Changes in Employee benefit plan

When a change to a plan by way of either an amendment, curtailment or settlement takes place, Ind AS 19 requires a company to remeasure its net defined benefit liability or asset.

The amendments to Ind AS 19 require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, Ind AS 19 did not specify how to determine these expenses for the period after the change to the plan.

iv)	Amendments to Ind AS 28, Investments in Associates and Joint Ventures

Ind AS 109 excludes interest in associates and joint ventures that are accounted for in accordance with Ind AS 28, Investments in Associates and Joint Ventures from its scope. This amendment to Ind AS 28 clarifies that Ind AS 109 should be applied to financial instruments, including long-term interests in associates and joint venture, that, in substance, form part of an entity’s net investment in associate or joint venture, to which the equity method is not applied.

The Company is evaluating impact of above amendments issued by MCA to existing accounting standards.

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Notes Forming Part of Consolidated Financial Statements

(x)	The following subsidiary companies are considered in the consolidated financial statements:

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
	Direct Subsidiaries
1	TAL Manufacturing Solutions Limited (ceased to be subsidiary w.e.f. March 29, 2019)	India	—	100
2	Concorde Motors (India) Limited	India	100	100
3	Tata Motors Insurance Broking & Advisory Services Limited	India	100	100
4	Tata Motors European Technical Centre PLC	UK	100	100
5	Tata Technologies Limited	India	72.28	72.29
6	TMF Holdings Limited (formerly known as Tata Motors Finance Limited)	India	100	100
7	Tata Marcopolo Motors Limited	India	51	51
8	TML Holdings Pte. Limited	Singapore	100	100
9	TML Distribution Company Limited	India	100	100
10	Tata Hispano Motors Carrocera S.A.	Spain	100	100
11	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100	100
12	Trilix S.r.l. (Shareholding increased from 80% to 100% w.e.f. December 6, 2018)	Italy	100	80
13	Tata Precision Industries Pte. Limited	Singapore	78.39	78.39
	Indirect subsidiaries *
14	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100	100
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100	100
16	Tata Motors (Thailand) Limited	Thailand	95.87	95.49
17	Tata Motors (SA) (Proprietary) Limited	South Africa	60	60
18	PT Tata Motors Indonesia	Indonesia	100	100
19	Tata Technologies (Thailand) Limited	Thailand	72.28	72.29
20	Tata Technologies Pte Limited	Singapore	72.28	72.29
21	INCAT International Plc.	UK	72.28	72.29
22	Tata Technologies Europe Limited	UK	72.28	72.29
23	Escenda Engineering AB	UK	72.28	72.29
24	INCAT GmbH.	Germany	72.28	72.29
25	Tata Technologies Inc.	USA	72.34	72.35
26	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.34	72.35
27	Cambric Limited	USA	72.31	72.32
28	Cambric GmbH	Germany	72.34	72.35
29	Tata Technologies SRL Romania	Romania	72.31	72.32

F-43

Notes Forming Part of Consolidated Financial Statements

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
30	Tata Manufacturing Technologies (Shanghai) Limited	China	72.28	72.29
31	Jaguar Land Rover Automotive Plc	UK	100	100
32	Jaguar Land Rover Limited	UK	100	100
33	Jaguar Land Rover Austria GmbH	Austria	100	100
34	Jaguar Land Rover Belux NV	Belgium	100	100
35	Jaguar Land Rover Japan Limited	Japan	100	100
36	Jaguar Cars South Africa (Pty) Limited	South Africa	100	100
37	JLR Nominee Company Limited	UK	100	100
38	The Daimler Motor Company Limited	UK	100	100
39	Daimler Transport Vehicles Limited	UK	100	100
40	S.S. Cars Limited	UK	100	100
41	The Lanchester Motor Company Limited	UK	100	100
42	Jaguar Land Rover Deutschland GmbH	Germany	100	100
43	Jaguar Land Rover Classic Deutschland GmbH (Incorporated w.e.f. August 10, 2018)	Germany	100	—
44	Jaguar Land Rover Holdings Limited	UK	100	100
45	Jaguar Land Rover North America LLC	USA	100	100
46	Land Rover Ireland Limited	Ireland	100	100
47	Jaguar Land Rover Nederland BV	Netherlands	100	100
48	Jaguar Land Rover Portugal - Veiculos e Pecas, Lda.	Portugal	100	100
49	Jaguar Land Rover Australia Pty Limited	Australia	100	100
50	Jaguar Land Rover Italia Spa	Italy	100	100
51	Jaguar Land Rover Espana SL	Spain	100	100
52	Jaguar Land Rover Korea Company Limited	South Korea	100	100
53	Jaguar Land Rover (China) Investment Co. Limited	China	100	100
54	Jaguar Land Rover Canada ULC	Canada	100	100
55	Jaguar Land Rover France, SAS	France	100	100
56	Jaguar Land Rover (South Africa) (pty) Limited	South Africa	100	100
57	Jaguar e Land Rover Brasil industria e Comercio de Veiculos LTDA	Brazil	100	100
58	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100	100
59	Jaguar Land Rover (South Africa) Holdings Limited	UK	100	100
60	Jaguar Land Rover India Limited	India	100	100
61	Jaguar Cars Limited	UK	100	100
62	Land Rover Exports Limited	UK	100	100

F-44

Notes Forming Part of Consolidated Financial Statements

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
63	Jaguar Land Rover Pension Trustees Limited	UK	100	100
64	Jaguar Racing Limited	UK	100	100
65	InMotion Ventures Limited	UK	100	100
66	InMotion Ventures 1 Limited	UK	100	100
67	InMotion Ventures 2 Limited	UK	100	100
68	InMotion Ventures 3 Limited	UK	100	100
69	InMotion Ventures 4 Limited (Incorporated w.e.f January 4, 2019)	UK	100	—
70	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100	100
71	Jaguar Land Rover Slovakia S.R.O	Slovakia	100	100
72	Jaguar Land Rover Singapore Pte. Ltd	Singapore	100	100
73	Jaguar Land Rover Columbia S.A.S	Columbia	100	100
74	PT Tata Motors Distribusi Indonesia	Indonesia	100	100
75	Tata Motors Finance Solutions Limited	India	100	100
76	Tata Motors Finance Limited (formerly known as Sheba Properties Limited)	India	100	100
77	TMNL Motor Services Nigeria Limited	Nigeria	100	100
78	Jaguar Land Rover Ireland (Services) Limited	Ireland	100	100
79	Spark44 (JV) Limited	UK	50.50	50.50
80	Spark44 Pty. Ltd.	Australia	50.50	50.50
81	Spark44 GMBH	Germany	50.50	50.50
82	Spark44 LLC	USA	50.50	50.50
83	Spark44 (Shanghai) Limited	China	50.50	50.50
84	Spark44 DMCC	UAE	50.50	50.50
85	Spark44 Demand Creation Partners Limited	India	50.50	50.50
86	Spark44 Limited (London & Birmingham)	UK	50.50	50.50
87	Spark44 Pte Ltd	Singapore	50.50	50.50
88	Spark44 Communication SL	Spain	50.50	50.50
89	Spark44 SRL	Italy	50.50	50.50
90	Spark44 Limited (Seoul Ltd)	Korea	50.50	50.50
91	Spark44 Japan KK	Japan	50.50	50.50
92	Spark44 Canada Inc	Canada	50.50	50.50
93	Spark44 South Africa (Pty) Limited	South Africa	50.50	50.50
94	Spark44 Colombia S.A.S. (Incorporated w.e.f. May 10, 2018)	Columbia	50.50	—

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Notes Forming Part of Consolidated Financial Statements

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
95	Spark44 Taiwan Limited (Incorporated w.e.f. May 7, 2018)	Taiwan	50.50	—
96	Jaguar Land Rover Taiwan Company Limited	Taiwan	100	100
97	Jaguar Land Rover Servicios Mexico, S.A. de C.V.	Mexico	100	100
98	Jaguar Land Rover Mexico, S.A.P.I. de C.V.	Mexico	100	100
99	Jaguar Land Rover Hungary KFT (Incorporated w.e.f. July 30, 2018)	Hungary	100	—
100	Jaguar Land Rover Classic USA LLC (Incorporated w.e.f. June 1, 2018)	USA	100	—

*	Effective holding % of the Company directly and through its subsidiaries.

The following Jointly controlled companies are considered in the consolidated financial statements:

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
Joint Operations
1	Fiat India Automobiles Private Limited	India	50	50
2	Tata Cummins Private Limited	India	50	50
Joint Ventures
3	Tata HAL Technologies Limited **	India	36.14	36.16
4	Chery Jaguar Land Rover Automotive Company Limited	China	50	50
5	JT Special Vehicles Pvt. Limited	India	50	50

**	Effective holding % of the Company as it is a Joint Venture of Tata Technologies Ltd

The following associates companies are considered in the consolidated financial statements:

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary company	Country of incorporation	As at March 31, 2019	As at March 31, 2018
1	Automobile Corporation of Goa Limited	India	47.19	47.19
2	Nita Company Limited	Bangladesh	40.00	40.00
3	Tata Hitachi Construction Machinery Company Private Limited	India	39.99	39.99
4	Tata Precision Industries (India) Limited	India	39.19	39.19
5	Tata AutoComp Systems Limited	India	26.00	26.00
6	Jaguar Cars Finance Limited	UK	49.90	49.90
7	Cloud Car Inc	USA	26.30	26.30
8	Synaptiv Limited	UK	37.50	33.33
9	DriveClubService Pte. Ltd.	Singapore	25.07	25.07
10	Loginomic Tech Solutions Private Limited (“TruckEasy”) (Acquired stake w.e.f. July 10, 2018)	India	26.00	—

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Notes Forming Part of Consolidated Financial Statements

3.	Property, plant and equipment

	(₹ in crores)
	Owned assets							Given on lease				Taken on lease
	Land	Buildings	Plant and equipment	Furniture and fixtures	Vehicles	Computers	Heritage Assets	Land	Buildings	Plant and equipment	Vehicles	Buildings	Plant and equipment	Furniture and fixtures	Computers	Total
Cost as at April 1, 2018	7,338.59	16,492.94	100,067.26	1,425.29	353.12	1,943.15	354.68	23.24	33.41	5.16	31.23	59.09	158.84	4.31	186.15	128,476.46
Additions	—	6,827.03	16,309.96	225.51	75.63	537.45	24.38	—	0.49	—	33.88	8.15	38.11	—	—	24,080.59
Currency translation differences	(47.36)	(474.78)	(1,628.70)	(19.90)	(0.64)	(29.94)	(4.92)	(0.38)	(0.62)	—	—	(0.41)	(5.24)	—	—	(2,212.89)
Reversal of assets classified as Held for sale	—	27.11	45.55	36.89	3.88	156.82	—	—	—	—	—	36.78	0.63	—	—	307.66
Disposal	(4.97)	(31.43)	(5,571.00)	(46.37)	(44.68)	(272.38)	(1.37)	—	—	—	(2.36)	(6.23)	—	—	—	(5,980.79)

Cost as at March 31, 2019	7,286.26	22,840.87	109,223.07	1,621.42	387.31	2,335.10	372.77	22.86	33.28	5.16	62.75	97.38	192.34	4.31	186.15	144,671.03

Accumulated depreciation/impairment as at April 1, 2018	—	3,299.91	49,073.11	718.35	179.83	1,058.69	—	—	0.93	4.12	6.06	20.99	71.06	1.51	174.06	54,608.62
Depreciation for the year	—	908.24	10,815.73	125.50	64.55	247.97	—	—	2.66	—	3.04	9.08	16.28	0.86	6.51	12,200.42
Write off/impairment of assets	—	—	10,515.08	144.34	6.05	234.82	161.69	—	—	—	—	—	56.72	—	—	11,118.70
Currency translation differences	—	(49.09)	(445.69)	(7.02)	(0.03)	(6.76)	—	—	(0.01)	—	—	0.29	(0.23)	—	—	(508.54)
Reversal of assets classified as Held for sale	—	12.11	13.12	16.70	2.18	101.50	—	—	—	—	—	13.93	0.60	—	—	160.14
Disposal	—	(22.91)	(5,192.52)	(39.05)	(38.15)	(232.20)	—	—	—	—	(1.13)	(2.21)	—	—	—	(5,528.17)

Accumulated depreciation/impairment as at March 31, 2019	—	4,148.26	64,778.83	958.82	214.43	1,404.02	161.69	—	3.58	4.12	7.97	42.08	144.43	2.37	180.57	72,051.17

Net carrying amount as at March 31, 2019	7,286.26	18,692.61	44,444.24	662.60	172.88	931.08	211.08	22.86	29.70	1.04	54.78	55.30	47.91	1.94	5.58	72,619.86

Cost as at April 1, 2017	6,761.98	12,014.30	79,560.14	1,218.13	290.95	1,766.77	423.35	20.11	29.46	8.95	8.14	149.57	416.15	4.31	178.87	102,851.18
Additions	294.61	3,155.56	15,698.18	146.43	109.02	263.54	—	0.72	—	—	25.00	8.50	3.52	—	7.28	19,712.36
Asset acquired in Business Combination	—	2.06	0.22	42.73	—	13.12	—	—	—	—	—	0.10	—	—	—	58.23
Assets classified as held for sale	—	(27.11)	(366.90)	(40.73)	(3.88)	(160.69)	—	—	—	—	—	(100.20)	(0.63)	—	—	(700.14)
Currency translation differences	282.00	1,355.91	8,374.91	121.91	11.47	143.85	50.00	2.41	3.98	—	—	2.68	39.67	—	—	10,388.79
Write off of assets	—	—	(536.82)	—	—	—	(110.06)	—	—	—	—	—	—	—	—	(646.88)
Disposal	—	(7.78)	(2,662.47)	(63.18)	(54.44)	(83.44)	(8.61)	—	(0.03)	(3.79)	1.91	(1.56)	(299.87)	—	—	(3,187.08)

Cost as at March 31, 2018	7,338.59	16,492.94	100,067.26	1,425.29	353.12	1,943.15	354.68	23.24	33.41	5.16	31.23	59.09	158.84	4.31	186.15	128,476.46

Accumulated depreciation as at April 1, 2017	—	2,445.47	38,476.07	600.90	179.59	1,003.48	—	—	0.73	3.08	3.66	35.59	344.04	0.65	163.36	43,256.62

Depreciation for the year	—	652.15	9,838.20	133.52	44.68	176.24	—	—	0.13	1.32	3.70	5.60	7.24	0.86	10.70	10,874.34
Write off of assets	—	—	(389.08)	—	—	—	—	—	—	—	—	—	—	—	—	(389.08)
Assets classified as held for sale	—	(13.07)	(115.43)	(13.36)	(2.58)	(95.56)	—	—	—	—	—	(20.98)	(0.60)	—	—	(261.58)
Currency translation differences	—	218.14	3,718.80	54.38	6.19	51.96	—	—	0.07	—	—	0.78	20.25	—	—	4,070.57
Disposal	—	(2.78)	(2,455.45)	(57.09)	(48.05)	(77.43)	—	—	—	(0.28)	(1.30)	—	(299.87)	—	—	(2,942.25)

Accumulated depreciation as at March 31, 2018	—	3,299.91	49,073.11	718.35	179.83	1,058.69	—	—	0.93	4.12	6.06	20.99	71.06	1.51	174.06	54,608.62

Net carrying amount as at March 31, 2018	7,338.59	13,193.03	50,994.15	706.94	173.29	884.46	354.68	23.24	32.48	1.04	25.17	38.10	87.78	2.80	12.09	73,867.84

F-47

Notes Forming Part of Consolidated Financial Statements

4.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	(₹ in crores)
	As at March 31, 2019			As at March 31, 2018
	Operating	Finance		Operating	Finance
	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments
Not later than one year	1,099.41	33.00	29.59	880.80	25.39	22.23
Later than one year but not later than five years	2,626.12	97.09	79.12	2,152.78	28.25	22.19
Later than five years	2,496.83	249.25	64.76	2,334.29	38.06	24.56

Total minimum lease commitments	6,222.36	379.34	173.47	5,367.87	91.70	68.98

Less: future finance charges		(205.87)			(22.72)

Present value of minimum lease payments		173.47			68.98

Included in the financial statements as:
Other financial liabilities - current (refer note 28)			17.30			22.23
Long-term borrowings (refer note 25)			156.17			46.75

			173.47			68.98

Total operating lease rent expenses were ₹1,077.42 crores and ₹1,022.39 crores for the years ended March 31, 2019 and 2018, respectively.

5.	Goodwill

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Balance at the beginning	116.45	673.32
Impairment	(8.11)	—
Classified as held for sale	—	(557.91)
Reversal of held for sale	639.92	—
Currency translation differences	(0.39)	1.04

Balance at the end	747.87	116.45

As at March 31, 2019, goodwill of ₹107.95 crores and ₹639.92 crores relates to the passenger vehicles - automotive and related activity segment (Tata and other brand vehicles) and “others” segment, respectively. As at March 31, 2018, goodwill of ₹108.10 crores and ₹8.35 crores relates to the passenger vehicles - automotive and related activity segment (Tata and other brand vehicles) and Jaguar Land Rover Segment, respectively.

As at March 31, 2019, goodwill of ₹639.92 crores has been allocated to software consultancy and service cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2019, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 12.72% The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

F-48

Notes Forming Part of Consolidated Financial Statements

6.	(a) Other intangible assets

	(₹ in crores)
	Software	Patents and technological know how	Customer related	Intellectual property rights and other intangibles	Indefinite life trade marks and patents	Product development	Total
Cost as at April 1, 2018	6,301.52	1,522.12	561.28	327.10	5,706.31	70,197.81	84,616.14
Additions	844.69	2.18	—	44.59	—	12,053.59	12,945.05
Fully amortised not in use	(434.51)	(38.20)	—	(8.28)	—	(8,651.82)	(9,132.81)
Reversal of Assets classified as Held for sale	248.83	1.75	48.69	—	—	—	299.27
Currency translation differences	(192.36)	(28.35)	(11.96)	(8.45)	(109.70)	(1,278.75)	(1,629.57)

Cost as at March 31, 2019	6,768.17	1,459.50	598.01	354.96	5,596.61	72,320.83	87,098.08

Accumulated amortisation/impairment as at April 1, 2018	3,235.38	1,383.86	273.12	98.12	—	32,196.09	37,186.57

Amortisation for the year	1,043.48	76.83	29.35	39.57	—	10,200.98	11,390.21
Write off/Impairment of assets	669.40	—	61.73	47.40	1,316.88	8,092.86	10,188.27
Reversal of Assets classified as Held for sale	170.63	0.48	11.00	—	—	—	182.11
Asset fully amortised not in use	(434.51)	(38.20)	—	(8.28)	—	(8,651.82)	(9,132.81)
Currency translation differences	(53.93)	(25.76)	(5.23)	(2.32)	14.11	(509.89)	(583.02)

Accumulated amortisation/impairment as at March 31, 2019	4,630.45	1,397.21	369.97	174.49	1,330.99	41,328.22	49,231.33

Net carrying amount as at March 31, 2019	2,137.72	62.29	228.03	180.47	4,265.62	30,992.61	37,866.74

Cost as at April 1, 2017	5,212.84	1,313.68	516.61	194.99	5,003.50	47,746.09	59,987.71
Additions	847.20	42.75	22.31	61.53	—	16,464.77	17,438.56
Asset acquired in Business Combination	12.62	—	—	33.59	—	—	46.21
Assets classified as held for sale	(248.83)	(1.68)	(48.69)	—	—	—	(299.20)
Currency translation differences	694.31	167.37	71.05	36.99	702.81	7,217.99	8,890.52
Write off assets	—	—	—	—	—	—	—
Fully amortised not in use	(216.62)	—	—	—	—	(1,231.04)	(1,447.66)

Cost as at March 31, 2018	6,301.52	1,522.12	561.28	327.10	5,706.31	70,197.81	84,616.14

Accumulated amortisation as at April 1, 2017	2,214.78	1,096.05	225.43	39.62	—	20,735.63	24,311.51

Amortisation for the year	997.26	135.07	26.09	53.67	—	9,467.16	10,679.25
Assets Held for Sale	(170.05)	(0.64)	(10.96)	—	—	—	(181.65)
Fully amortised not in use	(216.62)	—	—	—	—	(1,231.04)	(1,447.66)
Currency translation differences	297.30	153.38	32.56	4.83	—	3,224.34	3,712.41
Write off assets	112.71	—	—	—	—	—	112.71

Accumulated amortisation as at March 31, 2018	3,235.38	1,383.86	273.12	98.12	—	32,196.09	37,186.57

Net carrying amount as at March 31, 2018	3,066.14	138.26	288.16	228.98	5,706.31	38,001.72	47,429.57

F-49

Notes Forming Part of Consolidated Financial Statements

6.	(b) Intangible assets under development

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	23,890.56	23,512.01
Additions	18,235.26	16,877.22
Transferred to cost of other intangible assets	(12,898.28)	(17,286.12)
Transferred to Held for Sale	—	(190.10)
Reversal of Held for Sale	12.54	—
Write off/impairment	(5,386.48)	(1,596.26)
Currency translation impact	(507.93)	2,573.81

Balance at the end	23,345.67	23,890.56

(c)

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

(d)

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK,₹835.06 crores and ₹871.75 crores, for the year ended March 31, 2019 and 2018, respectively, the proportion relating to capitalised product development expenditure, have been off set against intangibles under development.

F-50

Notes Forming Part of Consolidated Financial Statements

7.	Impairment of Jaguar Land Rover Business

The Company is of the view that the operations of its subsidiary Jaguar Land Rover (JLR) represent a single cash-generating unit (‘CGU’). Management performed an impairment assessment as at March 31, 2019. The recoverable value was determined by Value in Use (‘VIU’), which was marginally higher than the Fair Value less Cost of Disposal (‘FVLCD’) of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU and this resulted in an impairment charge of ₹27,837.91 crores recognised within ‘Exceptional items’ as at March 31, 2019.

The approach and key (unobservable) assumptions used to determine the CGU’s VIU were as follows:

	As at March 31, 2019	As at March 31, 2018
Growth rate applied beyond approved forecast period	1.90%	2.00%
Pre-tax discount rate	11.80%	8.70%

The Company has considered it appropriate to undertake the impairment assessment with reference to the latest business plan which includes a 5 year cash flow forecast. The growth rates used in the value in use calculation reflect those inherent within the JLR’s business plan, which is primarily a function of the JLR’s cycle plan assumptions, past performance and management’s expectation of future market developments through to 2023/24. The future cash flows consider potential risks given the current economic environment and key assumptions, such as volume forecasts and margins. The Company has assessed the potential impacts of changes, if any, in tax and treaty arrangements globally, including proposed exit of the United Kingdom from European Union (Brexit) and the US Tariffs. The potential impact of reasonably possible outcomes of these events has been included in the VIU calculations.

The cash flows for the year 2023/24 are extrapolated into perpetuity assuming a growth rate as stated above which is set with reference to weighted-average GDP growth of the countries in which JLR operates.

The impairment loss of ₹27,837.91 crores has been allocated initially against goodwill of ₹8.11 crores and thereafter the residual amount has been allocated on a pro-rated basis as follows:

(₹ in crores)
As at March 31, 2019
Property, plant and equipment	10,857.01
Capital work-in-progress	1,656.08
Goodwill	8.11
Other intangible assets	10,187.34
Intangible assets under development	5,129.37

Total	27,837.91

Sensitivity to key assumptions

The change in the following assumptions used in the impairment review would, in isolation, lead to an increase to the aggregate impairment loss recognised as at March 31, 2019 (although it should be noted that these sensitivities do not take account of potential mitigating actions):

(₹ in crores)
As at March 31, 2019
Increase in discount rate by 1%	10,082.87
Decrease in long-term growth rate applied beyond approved forecast period by 0.5%	4,371.66
Decrease in projected volume by 5%	38,892.37
Decrease in projected gross margin by 1%	18,898.60

F-51

Notes Forming Part of Consolidated Financial Statements

8.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2019. The aggregate summarised financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Carrying amount of the Company’s interest in associates	1,039.34	933.34

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Company’s share of profit/(loss) in associates*	111.06	118.30
Company’s share of other comprehensive income in associates	8.32	(1.90)
Company’s share of total comprehensive income in associates	119.38	116.40

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was ₹169.69 crores and ₹338.04 crores as at March 31, 2019 and 2018, respectively. The carrying amount as at March 31, 2019 and 2018 was ₹138.70 crores and ₹141.48 crores, respectively.

(ii)

During the year ended March 31, 2019, the Group purchased 26% of the share capital of Loginomic Tech Solutions Pvt. Limited for ₹2.66 crores. The investment is accounted for as equity accounted investments as the Group has significant influence.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture is as follows:

			% holding
Name of joint venture	Principal activity	Principal place of the business	As at March 31, 2019	As at March 31, 2018
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

Chery is a limited liability company, whose legal form confers separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts and circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery is classified as a joint venture. The summarised financial information in respect of Chery that is accounted for using the equity method is set forth below.

	(₹ in crores)
	As at	As at
	March 31, 2019	March 31, 2018
Current assets	6,770.19	8,231.79
Non-current assets	13,024.47	12,218.49
Current liabilities	(9,992.36)	(9,929.83)
Non-current liabilities	(1,104.24)	(1,418.41)

F-52

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	2,860.13	4,046.68
Current financial liabilities (excluding trade and other payables and provisions)	(2,516.19)	(388.52)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,104.23)	(1,399.96)
Share of net assets of material joint venture	4,349.03	4,551.02
Other consolidation adjustments	(53.49)	(101.62)
Carrying amount of the Company’s interest in joint venture	4,295.54	4,449.40

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Revenue	15,571.50	23,787.61
Net income/(loss)	111.95	4,338.13
Other comprehensive income	—	121.79
Total comprehensive income for the year	111.95	4,459.92
The above net income includes the following:
Depreciation and amortisation	1,885.76	1,194.78
Interest income	(109.20)	(229.87)
Interest expense (net)	126.63	60.90
income tax expense/(credit)	57.81	1,163.05

Reconciliation of above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated financial statements:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Net assets of the joint venture	8,698.06	9,102.04
Proportion of the Company’s interest in joint venture	4,349.03	4,551.02
Other consolidation adjustments	(53.49)	(101.62)
Carrying amount of the Company’s interest in joint venture	4,295.54	4,449.40

During the year ended March 31, 2019, a dividend of GBP 21.69 Million (₹199.03 crores) was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2018 : GBP 206.46 Million, ₹1,764.49 crores)

F-53

Notes Forming Part of Consolidated Financial Statements

(ii)	The aggregate summarised financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Carrying amount of the Company’s interest in joint ventures	—	2.50
Company’s share of profit/(loss) in immaterial joint ventures*	(2.50)	16.25
Company’s share of other comprehensive income in immaterial joint ventures	—	—
Company’s share of total comprehensive income in immaterial joint ventures	(2.50)	16.25

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Carrying amount in immaterial associates	447.84	435.99
Carrying amount in immaterial associates (held for sale)	591.50	497.35
Carrying amount in material joint venture	4,295.54	4,449.40
Carrying amount in immaterial joint ventures	—	2.50

Total	5,334.88	5,385.24

Current (held for sale)	591.50	497.35
Non current	4,743.38	4,887.89

Total	5,334.88	5,385.24

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Share of profit/(loss) in immaterial associates	111.06	118.30
Share of profit/(loss) in material joint venture	55.98	2,169.07
Share of profit/(loss) on other adjustments in material joint venture	44.96	(25.36)
Share of profit/(loss) in immaterial joint ventures	(2.50)	16.25

	209.50	2,278.26

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Share of other comprehensive income in immaterial associates	11.15	(10.96)
Currency translation differences-immaterial associates	(2.83)	9.06
Currency translation differences-material joint venture	(55.78)	420.35

	(47.46)	418.45

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortisation/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

F-54

Notes Forming Part of Consolidated Financial Statements

9.	Other Investments - non-current

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Investments - measured at Fair value through Other Comprehensive Income
Quoted:
Equity shares	303.39	36.64
Unquoted:
Equity shares	437.90	371.26

Total	741.29	407.90

(b) Investments - measured at Fair value through profit or loss
Quoted:
(i) Equity shares (refer note below)	423.14	—
(ii) Mutual funds	28.84	—
Unquoted:
(i) Non-cumulative redeemable preference shares	5.40	0.40
(ii) Cumulative redeemable preference shares	2.50	2.50
(iii) Equity shares (refer note below)	124.28	246.82
(iv) Convertible debentures	149.08	85.40
(v) Others	19.10	16.86

Total	752.34	351.98

(c) Investments - measured at amortised cost
Unquoted:
Non-convertible debentures	3.88	3.88
Total	3.88	3.88

Total (a+b+c)	1,497.51	763.76

Aggregate book value of quoted investments	726.53	36.64
Aggregate market value of quoted investments	726.53	36.64
Aggregate book value of unquoted investments	770.98	727.12

Note:

During the year ended March 31, 2019, the Company’s investments in Lyft Incorporated got listed in NASDAQ stock exchange. The carrying value of these equity shares are ₹423.14 crores and ₹204.70 crores as at March 31, 2019 and 2018, respectively.

F-55

Notes Forming Part of Consolidated Financial Statements

10.	Other Investments - current

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Investments - measured at Fair value through Other Comprehensive Income
Quoted:
Equity Shares	0.92	303.28
(b) Investments - measured at Fair value through profit and loss
Unquoted:
Mutual funds	1,191.90	1,601.00

Total	1,191.90	1,601.00

(c) Investments - measured at amortised cost
Unquoted:
Mutual funds	7,745.51	12,759.47

Total	7,745.51	12,759.47

Total (a+b+c)	8,938.33	14,663.75

Aggregate book value of unquoted investments	8,937.41	14,360.47
Aggregate book value of quoted investments	0.92	303.28
Aggregate market value of quoted investments	0.92	303.28

F-56

Notes Forming Part of Consolidated Financial Statements

11.	Loans and advances

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Non-current
Secured, considered good:
(a) Loans to channel partners (Net of allowances for credit impaired balances ₹Nil and ₹7.30 crores as at March 31, 2019 and 2018, respectively).	180.49	237.03
Unsecured, considered good:
(a) Loans to employees	26.29	28.06
(b) Loan to joint arrangements	3.75	—
(c) Others (Net of allowances for credit impaired balances ₹8.46 crores and ₹41.68 crores as at March 31, 2019 and 2018, respectively.)	196.89	230.32

Total	407.42	495.41

Current
Secured, considered good:
(a) Loans to channel partners	74.06	18.84
Unsecured, considered good:
(a) Advances to supplier, contractors etc. (Net of allowances for credit impaired balances ₹179.86 crores and ₹165.10 crores as at March 31, 2019 and 2018, respectively)	1,177.87	1,431.98
(b) Loans to channel partners (Net of allowances for credit impaired balances ₹9.90 crores and ₹Nil as at March 31, 2019 and 2018, respectively.)	14.46	—
(c) Inter corporate deposits	2.31	0.32

Total	1,268.70	1,451.14

F-57

Notes Forming Part of Consolidated Financial Statements

12.	Other Financial Assets

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Non-current
(a) Derivative financial instruments	911.14	2,846.90
(b) Interest accrued on loans and deposits	9.03	2.60
(c) Restricted deposits	75.11	69.06
(d) Margin money / cash collateral with banks	329.07	104.80
(e) Government grant receivables	508.08	467.14
(f) Recoverable from suppliers	968.23	1,072.19
(g) Other deposits	8.52	1.18

Total	2,809.18	4,563.87

Margin money with banks in restricted cash deposits consists of collateral provided for transfer of finance receivables. Restricted deposits as at March 31, 2019 and 2018 includes ₹45.26 crores and ₹50.76 crores, respectively, held as a deposit in relation to ongoing legal cases.

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Current
(a) Derivative financial instruments	1,235.54	2,476.13
(b) Interest accrued on loans and deposits	17.37	3.89
(c) Government grant receivable	500.31	411.39
(d) Deposit with financial institutions	500.00	—
(e) Recoverable from suppliers	959.05	966.23
(f) Lease receivables	1.29	—

Total	3,213.56	3,857.64

F-58

Notes Forming Part of Consolidated Financial Statements

13.	Inventories*

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Raw materials and components	2,328.44	3,019.28
(b) Work-in-progress	3,891.76	4,043.17
(c) Finished goods	31,512.70	33,875.53
(d) Stores and spare parts	201.38	208.72
(e) Consumable tools	500.23	375.56
(f) Goods-in-transit - Raw materials and components	579.22	615.37

Total	39,013.73	42,137.63

Note:

(i)	Inventories of finished goods include ₹4,380.71 crores and ₹4,023.61 crores as at March 31, 2019 and 2018 respectively, relating to vehicles sold subject to repurchase arrangements.

(ii)	Cost of inventories (including cost of purchased products) recognised as expense during the year ended March 31, 2019 and 2018 amounted to ₹228,342.42 crores and ₹217,338.62 crores, respectively.

(iii)	During the year ended March 31, 2019 and 2018, the Company recorded inventory write-down expense of ₹608.63 crores and ₹607.42 crores, respectively.

*	Excludes ₹95.80 crores classified as held for sale as at March 31, 2018.

14.	Trade receivables (Unsecured)*

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Receivables considered good	18,996.17	19,893.30
Credit impaired receivables	970.10	1,261.67
	19,966.27	21,154.97
Less: Allowance for credit impaired receivables	(970.10)	(1,261.67)

Total	18,996.17	19,893.30

*	Excludes ₹524.58 crores classified as held for sale as at March 31, 2018.

15.	Cash and cash equivalents

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Cash on hand	29.21	31.42
(b) Cheques on hand	385.60	399.44
(c) Balances with banks	7,885.13	8,907.19
(d) Deposit with banks	13,259.86	5,378.70

	21,559.80	14,716.75

F-59

Notes Forming Part of Consolidated Financial Statements

16.	Bank Balances

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
With upto 12 months maturity:
(a) Earmarked balances with banks (refer note below)	365.23	493.87
(b) Margin money / cash collateral with banks	149.58	41.71
(c) Bank deposits	10,574.21	19,361.58

Total	11,089.02	19,897.16

Note:

Earmarked balances with bank includes ₹250.93 crores and ₹248.60 crores as at March 31, 2019 and 2018, respectively held as security in relation to interest and repayment of bank borrowings. Out of these deposits, ₹94.27 crores and ₹85.09 crores as at March 31, 2019 and 2018, respectively are pledged till the maturity of the respective borrowings.

17.	Finance Receivables

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Finance receivables	34,457.74	25,070.75
Less: allowance for credit losses	(833.05)	(1,189.57)

Total	33,624.69	23,881.18

Current portion	11,551.52	8,401.65
Non-current portion	22,073.17	15,479.53

Total	33,624.69	23,881.18

Changes in the allowance for credit losses in finance receivables are as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	1,189.57	3,597.51
Allowances made during the year	320.24	43.30
Written off	(676.76)	(2,451.24)

Balance at the end	833.05	1,189.57

F-60

Notes Forming Part of Consolidated Financial Statements

18.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	1,477.62	1,517.03
Assets classified as held for sale	—	(13.05)
Allowances made during the year	214.19	14.57
Written off	(397.44)	(45.49)
Foreign exchange translation differences	(35.33)	4.56
Reversal of Assets classified as held for sale	13.05	—

Balance at the end	1,272.09	1,477.62

19.	Other non-current assets *

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Capital advances	385.88	284.53
(b) Taxes recoverable, statutory deposits and dues from government (Net of allowances for credit impaired balances ₹1.84 crores and ₹Nil as at March 31, 2019 and 2018, respectively.)	1,081.90	1,049.63
(c) Prepaid rentals on operating leases	362.57	381.72
(d) Prepaid expenses	768.42	762.59
(e) Recoverable from insurance companies	318.80	185.99
(f) Others	21.16	16.79

Total	2,938.73	2,681.25

*	Excludes ₹83.56 crores classified as held for sale as at March 31, 2018.

20.	Other Current Assets *

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Advances and other receivables (Net of allowances for credit impaired balances ₹43.87 crores and ₹Nil as at March 31, 2019 and 2018, respectively.)	434.07	364.02
(b) GST/VAT, other Taxes recoverable, statutory deposits and dues from government (Net of allowances for credit impaired balances ₹58.06 crores and ₹1.86 crores as at March 31, 2019 and 2018, respectively.)	5,071.95	5,674.80
(c) Prepaid expenses	1,210.68	1,440.35
(d) Recoverable from insurance companies	35.75	26.97
(e) Others	109.77	156.23

Total	6,862.22	7,662.37

*	Excludes ₹33.75 crores classified as held for sale as at March 31, 2018.

F-61

Notes Forming Part of Consolidated Financial Statements

21.	Income taxes

The domestic and foreign components of profit/(loss) before income tax is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Profit/(loss) before income taxes
India	2,641.69	(963.60)
Other than India	(34,012.84)	12,118.63

Total	(31,371.15)	11,155.03

The domestic and foreign components of income tax expense is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Current taxes
India	503.43	242.00
Other than India	1,721.80	3,061.46
Deferred taxes
India	(323.75)	48.49
Other than India	(4,338.93)	989.98

Total income tax expense	(2,437.45)	4,341.93

The reconciliation of estimated income tax to income tax expense is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Profit/(Loss) before tax	(31,371.15)	11,155.03
Income tax expense at tax rates applicable to individual entities	(5,390.45)	2,248.91
Additional deduction for patent, research and product development cost	(189.12)	(409.98)
Items (net) not deductible for tax/not liable to tax:
- foreign currency (gain)/loss relating to loans and deposits (net)	(8.28)	133.62
- interest and other expenses relating to borrowings for investment	62.16	33.78
- Dividend from subsidiaries, joint operations, equity accounted investees and other investments	(1.55)	(5.01)
Undistributed earnings of subsidiaries, joint operations and equity accounted investees	127.78	917.01
Deferred tax assets not recognised because realisation is not probable	473.87	990.23
Previously recognised deferred tax assets written down on account of impairment of Jaguar Land Rover business	2,698.15	—
Utilisation/credit of unrecognised tax losses, unabsorbed depreciation and other tax benefits	(701.64)	(358.33)
Impact of change in statutory tax rates	454.04	539.26
Profit on sale of investments-subsidiaries and Others	(93.20)	—
Others	130.79	252.44

Income tax expense reported	(2,437.45)	4,341.93

The UK Finance Act 2016 was enacted during the year ended March 31, 2017 which included provisions for a reduction in the UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been provided at rates applicable when the temporary difference is expected to reverse.

Included within ‘Impact of change in statutory tax rates’ is a charge of ₹464.84 crores for the impact of the change in the US Federal rate from 35% to 21% on deferred tax assets for the year ended March 31, 2018.

F-62

Notes Forming Part of Consolidated Financial Statements

Significant components of deferred tax assets and liabilities for the year ended March 31, 2019 are as follows:

	(₹ in crores)
	Opening balance	Adjustment on initial application of IFRS 15	Adjusted Opening Balance	Reversal of items classified as held for Sale in earlier year	Recognised in profit or loss	Recognised in/reclassified from other comprehensive income	MAT Credit Utilised	Divestment of a subsidiary company	Closing balance
Deferred tax assets:
Unabsorbed depreciation	2,564.73	—	2,564.73	2.43	(16.12)	(0.01)	—	12.44		2,563.47
Business loss carry forwards	4,961.49	8.45	4,969.94	—	(1,925.59)	(72.39)	—	—		2,971.96
Expenses deductible in future years:								—
- provisions, allowances for doubtful receivables and others	3,021.39	—	3,021.39	2.12	391.11	0.22	—	2.45		3,417.29
Compensated absences and retirement benefits	842.63	—	842.63	13.24	3.27	385.85	—	1.30		1,246.29
Minimum alternate tax carry-forward	38.19	—	38.19	3.78	81.78	—	(1.58)	(15.55)		106.62
Property, plant and equipment	92.65	—	92.65	—	4,825.89	10.82	—	—		4,929.36
Derivative financial instruments	755.25	—	755.25	0.39	(2.24)	471.92	—	—		1,225.32
Unrealised profit on Inventory	1,507.92	—	1,507.92	—	(381.15)	15.10	—	—		1,141.87
Others	1,140.24	—	1,140.24	1.52	168.14	(51.85)	—	0.82		1,258.87

Total deferred tax assets	14,924.49	8.45	14,932.94	23.48	3,145.09	759.66	(1.58)	1.46		18,861.05

Deferred tax liabilities:			—
Property, plant and equipment	2,740.07	—	2,740.07	5.60	(114.26)	(11.97)	—	7.21		2,626.65
Intangible assets	12,183.85	—	12,183.85	(2.74)	(1,242.05)	(188.11)	—	—		10,750.95
Undistributed earnings in subsidiaries, joint operations and equity accounted investees	1,939.72	—	1,939.72	—	(233.04)*	(17.46)	—	—		1,689.22
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	16.95	—	—	—	—	—		16.95
Others	11.00	—	11.00	12.10	71.76	22.35	—	—		117.21

Total deferred tax liabilities	16,891.59	—	16,891.59	14.96	(1,517.59)	(195.19)	—	7.21		15,200.98

Net assets/(liabilities)	(1,967.10)	8.45	(1,958.65)	8.52	4,662.68	954.85	(1.58)	(5.75)		3,660.07

Deferred tax assets									₹	5,151.11
Deferred tax liabilities									₹	1,491.04

*	Net off ₹360.82 crores reversed on dividend distribution by subsidiaries.

F-63

Notes Forming Part of Consolidated Financial Statements

As at March 31, 2019, unrecognised deferred tax assets amount to ₹5,393.93 crores and ₹5,605.09 crores, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to depeciation carry forwards, other deductible temporary differences and business losses. The deferred tax asset has not been recognised on the basis that its recovery is not probable in the foreseeable future.

Unrecognised deferred tax assets expire unutilised based on the year of origination as follows:

March 31,	(₹ in crores)
2020	52.50
2021	56.10
2022	69.94
2023	885.95
2024	716.14
Thereafter	3,824.46

The Company has not recognised deferred tax liability on undistributed profits of certain subsidiaries amounting to ₹44,551.06 crores and ₹74,589.17 crores as at March 31, 2019 and 2018 respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2018 are as follows:

	(₹ in crores)
	Opening balance	Recognised in profit or loss	Recognised in/reclassified from other comprehensive income	MAT Credit Utilised	Classified as held for Sale	Closing balance
Deferred tax assets:
Unabsorbed depreciation	2,574.50	1.86	1.58	—	(13.21)		2,564.73
Business loss carry forwards	3,292.38	1,340.70	328.41	—	—		4,961.49
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others	2,828.72	72.85	123.31	—	(3.49)		3,021.39
Compensated absences and retirement benefits	2,172.96	(722.47)	(594.16)	—	(13.70)		842.63
Minimum alternate tax carry-forward	74.92	1.26	—	(34.21)	(3.78)		38.19
Property, plant and equipment	111.90	(30.83)	11.58	—	—		92.65
Derivative financial instruments	4,428.94	(582.98)	(3,090.32)	—	(0.39)		755.25
Unrealised profit on inventory	1,609.40	(303.82)	202.34	—	—		1,507.92
Others	796.44	200.77	152.37	—	(9.34)		1,140.24

Total deferred tax assets	17,890.16	(22.66)	(2,864.89)	(34.21)	(43.91)		14,924.49

Deferred tax liabilities:
Property, plant and equipment	2,702.20	8.39	45.35	—	(15.87)		2,740.07
Intangible assets	10,484.89	530.51	1,165.71	—	2.74		12,183.85
Undistributed earnings of subsidiaries joint operations and equity accounted investees	1,337.63	508.16 *	93.93	—	—		1,939.72
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	—	—	—		16.95
Derivative financial instruments	23.12	(23.12)	—	—	—		—
Others	42.03	(8.12)	(13.29)	—	(9.62)		11.00

Total deferred tax liabilities	14,606.82	1,015.82	1,291.70	—	(22.75)		16,891.59

Net assets/(liabilities)	3,283.34	(1,038.48)	(4,156.59)	(34.21)	(21.17)		(1,967.10)

Deferred tax assets						₹	4,158.70
Deferred tax liabilities						₹	6,125.80

*	Net of ₹ 408.85 crores reversed on dividend distributions by subsidiaries.

F-64

Notes Forming Part of Consolidated Financial Statements

22.	Equity Share Capital

	(₹ in crores)
	As at March 31, 2019		As at March 31, 2018
(a) Authorised:
(i) 400,00,00,000 Ordinary shares of ₹2 each	800.00		800.00
(as at March 31, 2018: 400,00,00,000 Ordinary shares of ₹2 each)
(ii) 100,00,00,000 A’ Ordinary shares of ₹2 each	200.00		200.00
(as at March 31, 2018: 100,00,00,000 ‘A’ Ordinary shares of ₹2 each)
(iii) 30,00,00,000 Convertible Cumulative Preference shares of ₹100 each	3,000.00		3,000.00
(as at March 31, 2018: 30,00,00,000 shares of ₹100 each)

Total	4,000.00		4,000.00

(b) Issued [Note (j)]:
(i) 288,78,43,046 Ordinary shares of ₹2 each	577.57		577.57
(as at March 31, 2018: 288,78,43,046 Ordinary shares of ₹2 each)
(ii) 50,87,36,110 ‘A’ Ordinary shares of ₹2 each	101.75		101.75
(as at March 31, 2018: 50,87,36,110 ‘A’ Ordinary shares of ₹2 each)

Total	679.32		679.32

(c) Subscribed and called up:
(i) 288,73,48,694 Ordinary shares of ₹2 each	577.47		577.47
(as at March 31, 2018: 288,73,48,694 Ordinary shares of ₹2 each)
(ii) 50,85,02,371 ‘A’ Ordinary shares of ₹2 each	101.70		101.70
(as at March 31, 2018: 50,85,02,371 ‘A’ Ordinary shares of ₹2 each)

	679.17		679.17

(d) Calls unpaid - Ordinary shares	(0.00	)*	(0.00	)*
310 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each)
(as at March 31, 2018: 310 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each)

(e) Paid-up (c+d):	679.17		679.17

(f) Forfeited - Ordinary shares	0.05		0.05

Total (e + f)	679.22		679.22

F-65

Notes Forming Part of Consolidated Financial Statements

(g)	The movement of number of shares and share capital

	Year ended March 31, 2019		Year ended March 31, 2018
	(No. of shares)	(₹ in crores)	(No. of shares)	(₹ in crores)
(i) Ordinary shares
Balance as at April 1	2,887,348,694	577.47	2,887,348,428	577.47
Add: Allotment of shares held in abeyance	—	—	266	0.00	*
Balance as at March 31	2,887,348,694	577.47	2,887,348,694	577.47
(ii) ‘A’ Ordinary shares
Balance as at April 1	508,502,371	101.70	508,502,291	101.70
Add: Allotment of shares held in abeyance	—	—	80	0.00	*
Balance as at March 31	508,502,371	101.70	508,502,371	101.70

(h)

The entitlements to 4,94,352 Ordinary shares of ₹2 each (as at March 31, 2018 : 4,94,352 Ordinary shares of ₹2 each) and 2,33,739 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2018 : 2,33,739 ‘A’ Ordinary shares of ₹2 each) are subject matter of various suits filed in the courts / forums by third parties for which final order is awaited and hence kept in abeyance.

*	less than ₹50,000/-

(i)	Rights, preferences and restrictions attached to shares:

(i)	Ordinary shares and ‘A’ Ordinary shares both of ₹2 each:

•

The Company has two classes of shares - the Ordinary shares and the ‘A’ Ordinary shares both of ₹2 each (together referred to as shares). In respect of every Ordinary share (whether fully or partly paid), voting rights shall be in the same proportion as the capital paid up on such Ordinary share bears to the total paid up Ordinary share capital of the Company. In case of every ‘A’ Ordinary share, if any resolution is put to vote on a poll or by postal ballot at any general meeting of shareholders, the holder shall be entitled to one vote for every ten ‘A’ Ordinary shares held as per the terms of its issue and if a resolution is put to vote on a show of hands, the holder of ‘A’ Ordinary shares shall be entitled to the same number of votes as available to holders of Ordinary shares.

•

The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. Further, the Board of Directors may also declare an interim dividend. The holders of ‘A’ Ordinary shares shall be entitled to receive dividend for each financial year at five percentage point more than the aggregate rate of dividend declared on Ordinary shares for that financial year.

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

(ii)	American Depositary Shares (ADSs) and Global Depositary Shares (GDSs):

•

Each ADS and GDS underlying the ADR and GDR respectively represents five Ordinary shares of ₹2 each. A holder of ADS and GDS is not entitled to attend or vote at shareholders meetings. An ADS holder is entitled to issue voting instructions to the Depositary with respect to the Ordinary shares represented by ADSs only in accordance with the provisions of the Company’s ADSs deposit agreement and Indian Law. The depositary for the ADSs and GDSs shall exercise voting rights in respect of the deposited shares by issue of an appropriate proxy or power of attorney in terms of the respective deposit agreements.

•	Shares issued upon conversion of ADSs and GDSs will rank pari passu with the existing Ordinary shares of ₹2 each in all respects including entitlement of the dividend declared.

F-66

Notes Forming Part of Consolidated Financial Statements

(j)	Number of shares held by each shareholder holding more than 5 percent of the issued share capital:

	As at March 31, 2019		As at March 31, 2018
	% Issued Share Capital	No. of Shares	% Issued Share Capital	No. of Shares
(i) Ordinary shares:
(a) Tata Sons Private Limited	34.69%	1,01,91,56,523	32.72%	96,13,81,852
(b) Life Insurance Corporation of India	5.02%	14,73,73,493	5.08%	14,92,95,627
(c) Citibank N A as Depository	#	32,36,96,360	#	43,70,24,750
(ii) ‘A’ Ordinary shares:
(a) ICICI Prudential Balanced Advantage Fund	11.98%	6,09,11,219	9.44%	4,79,98,379
(b) Franklin India Smaller Companies Fund	11.71%	5,95,34,740	8.74%	4,44,31,036
(c) HDFC Large Cap Fund	—	—	5.15%	2,62,02,083
(d) Government of Singapore	6.51%	3,30,82,933	6.78%	3,44,87,840

#	held by Citibank, N.A. as depository for American Depository Receipts (ADRs) and Global Depository Receipts (GDRs)

(k)	Information regarding issue of shares in the last five years

(a)	The Company has not issued any shares without payment being received in cash.

(b)	The Company has not issued any bonus shares.

(c)	The Company has not undertaken any buy-back of shares.

23.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	4,621.23	(5,300.13)
Exchange differences arising on translating the net assets of foreign operations (net)	(2,010.23)	9,491.95
Net change in translation reserve - equity accounted investees (net)	(58.61)	429.41

Balance at the end	2,552.39	4,621.23

(b)	The movement of Equity instruments held as fair value through other comprehensive income(FVTOCI) is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	22.82	(19.26)
Other Comprehensive income for the year	43.80	42.86
Income tax relating to gain/(loss) recognised on equity investments, where applicable	0.39	—
Profit on sale of equity investments reclassified to retained earnings	(4.93)	(0.78)

Balance at the end	62.08	22.82

F-67

Notes Forming Part of Consolidated Financial Statements

(c)	The movement of Hedging reserve is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	(3,626.04)	(17,911.63)
Gain/(loss) recognised on cash flow hedges	(8,485.30)	8,700.95
Income tax relating to gain/(loss) recognised on cash flow hedges	1,606.17	(1,626.88)
(Gain)/loss reclassified to profit or loss	7,077.94	10,328.81
Income tax relating to gain/(loss) reclassified to profit or loss	(1,345.20)	(1,957.86)
Amounts reclassified from hedge reserve to inventory	(1,024.92)	(1,431.40)
Income tax related to amounts reclassified from hedge reserve to inventory	194.73	271.97

Balance at the end	(5,602.62)	(3,626.04)

(d)	The movement of Cost of hedging reserve is as follows:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Balance at the beginning	143.98	(74.22)
Gain/(loss) recognised on cash flow hedges	(262.32)	267.69
Income tax relating to gain/(loss) recognised on cash flow hedges	51.03	(50.42)
(Gain)/loss reclassified to profit or loss	(18.94)	—
Income tax relating to gain/(loss) reclassified to profit or loss	4.40	—
Amounts removed from hedge reserve and recognised in inventory	13.65	1.15
Income tax related to amounts removed from hedge reserve and recognised in inventory	(2.60)	(0.22)

Balance at the end	(70.80)	143.98

(e)	Summary of Other components of equity:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Currency translation reserve	2,552.39	4,621.23
Equity instruments held as FVTOCI	62.08	22.82
Hedging reserve	(5,602.62)	(3,626.04)
Cost of hedging reserve	(70.80)	143.98

Total	(3,058.95)	1,161.99

F-68

Notes Forming Part of Consolidated Financial Statements

24.	Notes to reserves and dividends

(a)	Securities premium

The amount received in excess of face value of the equity shares is recognised in Securities premium account.

(b)	Retained earnings

Retained earnings are the profits that the Company has earned till date.

(c)	Capital redemption reserve

The Indian Companies Act, 2013 (the “Companies Act”) requires that where a company purchases its own shares out of free reserves or securities premium account, a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account and details of such transfer shall be disclosed in the Balance Sheet. The capital redemption reserve account may be applied by the company, in paying up unissued shares of the company to be issued to shareholders of the company as fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

(d)	Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve out of profits of the company available for payment of dividend. The company is required to maintain a Debenture Redemption Reserve of 25% of the value of debentures issued, either by a public issue or on a private placement basis. The amounts credited to the debenture redemption reserve may not be utilised by the company except to redeem debentures.

(e)	Reserve for research and human resource development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary of Tata Motors Limited) is entitled for deferment of tax in respect of expenditures incurred on product development cost subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided that TDCV appropriates an equivalent amount from “Retained Earnings” to “Reserve for Research and Human Resource Development”.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to “Retained earnings available for appropriation”.

(f)	Special reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors Limited pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20% of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

(g)	Earned surplus reserve

Under the Korean commercial code, TDCV is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilised for cash dividends, but may only be used to offset against future deficits, if any, or may be transferred to capital stock.

(h)	Hedge Reserve

Effective portion of fair value gain/(loss) on all financial instruments designated in cash flow hedge relationship are accumulated in hedge reserve.

(i)	Cost of hedge reserve

Fair value gain/(loss) attributable to cost of hedge on all financials instruments designated in cash flow hedge relationship are accumulated in cost of hedge reserve.

(j)	Capital Reserve

The capital reserve represents the excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration.

(k)	Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of accounts upon its approval by the Shareholders.

For the year ended March 31, 2019 and 2018, considering the accumulated losses in the Tata Motors Limited Standalone, no dividend is permitted to be paid to the Members, as per the Companies Act, 2013 and the rules framed thereunder.

(l)	Share-based payments reserve

Share-based payments reserve represents amount of fair value, as on the date of grant, of unvested options and vested options not exercised till date, that have been recognised as expense in the statement of Profit and Loss till date.

(m)	Reserve for Equity instruments through other comprehensive income

Fair value gain loss arising on equity investment that are designated as held at fair value through Other comprehensive income is included here.

F-69

Notes Forming Part of Consolidated Financial Statements

25.	Long-term borrowings

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Secured:
(a) Privately placed Non-Convertible Debentures	1,765.40	2,005.58
(b) Collateralised debt obligations	1,564.91	592.49
(c) Term loans:
(i) from banks	9,744.57	4,909.55
(ii) other parties	196.93	201.31
(d) Finance lease obligations	156.17	46.75
Unsecured:
(a) Privately placed Non-Convertible Debentures	7,187.29	8,694.50
(b) Term loans:
(i) from banks	18,182.90	8,753.12
(ii) other parties	44.07	55.67
(c) Senior notes	31,344.61	35,045.72
(d) Others	786.82	894.81

Total	70,973.67	61,199.50

26.	Short-term borrowings

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Secured:
(a) Loans from banks	7,990.00	5,104.30
(b) Loans from other parties	187.87	171.11
Unsecured:
(a) Loans from banks	946.83	851.89
(b) Inter corporate deposits from associates	73.00	86.00
(c) Commercial paper	10,952.56	10,581.55

Total	20,150.26	16,794.85

Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of ₹30,885.05 crores and ₹18,196.91 crores are pledged as collateral/security against the borrowing as at March 31, 2019 and 2018, respectively.

Notes:

Nature of Security (on loans including interest accrued thereon):

Long Term Borrowings

(A)	Non convertible debentures

(i)

Rated, Listed, Secured, 9.95% Coupon, Non-Convertible Debentures amounting to ₹200 crores included within Current maturities of Long-term borrowings in note 28 are secured by a pari passu charge by way of an English mortgage of the Company’s freehold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand in the State of Gujarat.

F-70

Notes Forming Part of Consolidated Financial Statements

(ii)

Privately placed non-convertible debentures amounting to ₹1,765.40 crores included within Long-term borrowings in note 25 and ₹1,956.01 crores included within Current maturities of long-term borrowings in note 28 are fully secured by:

(a)	First pari passu charge on residential flat of Tata Motors Finance Limited (TMFL) an indirect subsidiary of the Company

(b)	Pari - passu charge is created in favour of debenture trustee on:

•	All receivables of TMFL arising out of loan and lease transactions,

•	All book debts, trade advances forming part of movable property of TML.

(c)	Any other security as identified by TMFL and acceptable to the debenture trustee.

(B)	Collateralised debt obligations

Collateralised debt obligation represent amount received against finance receivables securitised/assigned, which does not qualify for derecognition. The repayments are due from financial year ending March 31, 2020 to March 31, 2024.

(C)	Long-term loan from banks/financial institution and Government

(i)

Term loans from banks amounting to ₹7,877.31 crores included within long-term borrowings in note 25 and ₹1,557.81 crores included within current maturities of long-term borrowings in note 28 are secured by a pari-passu charge in favour of the security trustee on all receivables of TMFL arising out of loan, lease transactions and trade advances, all other book debts, receivables from pass through certifictes in which company has invested and such other current assets as may be identified by TMFL from time to time and accepted by the relevant lender/security trustee.

(ii)

Term loans from banks amounting to ₹1,279.68 crores included within long-term borrowings in note 25 and ₹214.59 crores included within current maturities of long-term borrowings in note 28 are secured by way of a charge created on all receivables of Tata Motors Finance Solutions Limited (TMFSL) arising out of loan, trade advances; and all other book debts, receivables from pass through certificates in which company has invested; and such other current assets as may be identified by TMFSL from time to time and accepted by the relevant lender.

(iii)

Term loan from banks of ₹587.58 crores included within Long-term borrowings in note 25 and ₹88.48 crores included within Current maturities of Long-term borrowings in note 28 is taken by joint operation Fiat India Automobiles Private Ltd which is due for repayment from June 2019 to May 2023. The loan is secured by first charge over fixed assets procured from its loan/jeep project.

(iv)

The term loan from others of ₹587.08 crores (recorded in books at ₹146.73 crores) is due for repayment from the quarter ending March 31, 2033 to quarter ending March 31, 2039, along with simple interest at the rate of 0.10% p.a. The loan is secured by a second and subservient charge (creation of charge is under process) over Company’s free hold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand plant in the State of Gujarat.

(v)

The term loan from others of ₹69.34 crores (recorded in books at ₹24.70 crores) is due for repayment from the quarter ending June 30, 2030 to March 31, 2033, along with a simple interest of 0.01% p.a. The loan is secured by bank gurantee for the due performance of the conditions as per the terms of the agreement.

(vi)

The term loan from others of ₹25.50 crores included within Long-term borrowings in note 25 and ₹9.00 crores included within current maturity of long-term borrowings in note 28 are secured by pari passu first charge on fixed assets of Tata Marcopolo Motors Limited.

(D)	Short-term borrowings

Loans, cash credits, overdrafts and buyers line of credit from banks are secured by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivable and book debts including receivable from hire purchase / leasing and all other moveable current assets except cash and bank balances, loans and advances of the Company both present and future.

F-71

Notes Forming Part of Consolidated Financial Statements

LONG-TERM BORROWINGS: TERMS

(A)	Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the senior notes outstanding are as follows:

			(₹ in crores)
Particulars	Currency	Amount (in million)	As at March 31, 2019		As at March 31, 2018
5.625% Senior Notes due 2023	USD	500	3,446.40		3,248.52
3.875% Senior Notes due 2023	GBP	400	3,600.58		3,666.48
5.000% Senior Notes due 2022	GBP	400	3,596.98		3,659.84
3.500% Senior Notes due 2020	USD	500	3,468.65	*	3,271.36
4.125% Senior Notes due 2018	USD	700	—		4,584.47
4.250% Senior Notes due 2019	USD	500	3,471.30	*	3,273.84
2.750% Senior Notes due 2021	GBP	300	2,703.68		2,750.46
2.200% Senior Notes due 2024	EUR	650	5,036.70		5,211.24
4.500% Senior Notes due 2027	USD	500	3,458.55		3,156.93
4.500% Senior Notes due 2026	USD	500	3,898.95		—

			32,681.79		32,823.13

*	Classified as other current liabilities being maturity before March 31, 2020.

(B)	Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2019 are as follows:

			(₹ in crores)
Particulars	Currency	Amount (in million)	As at March 31, 2019	As at March 31, 2018
5.750% Senior Notes due 2024	USD	250	1,718.73	1,619.43
5.750% Senior Notes due 2021	USD	300	2,079.16	1,948.77
4.625% Senior Notes due 2020	USD	262.532	1,804.88	3,238.86

			5,602.77	6,807.06

(C)

Non convertible debentures amounting to ₹8,952.69 crores included within long-term borrowing in note 25 and ₹3,826.69 crores included within current maturities of long term borrowings in note 28 bear interest rate ranging from 7.28% to 11.50% and maturity ranging from April 2019 to March 2029.

(D)	Loan from banks/ financial institutions consists of:

(i)

Term loans amounting to ₹12,981.94 crores included within long-term borrowings in note 25 and ₹2,402.28 crores included within current maturities of long term borrowings in note 28 bearing floating interest rate based on marginal cost of funds lending rate (MCLR) of respective bank having maturity ranging from April, 2019 to March 2023.

F-72

Notes Forming Part of Consolidated Financial Statements

(ii)

External commercial borrowings in foreign currencies amounting to ₹2,229.85 crores included within long-term borrowing in note 25 and ₹82.70 crores included within current maturities of long term borrowings in note 28 bearing floating interest rate based on LIBOR having maturity ranging from May 2023 to June 2025.

(iii)

Foreign currency term loan amounting to ₹5,908.63 crores included within long-term borrowing in note 25 bearing floating interest rate that are linked to LIBOR maturity ranging from July 2020 to July 2023.

(iv)

Foreign currency syndicate loan amounting to ₹6,834.37 crores included within long-term borrowing in note 25 bearing floating interest rate that are linked to LIBOR maturity ranging from October 2022 to January 2025.

Short Term Borrowings: Terms

(i)

Short-term loan from banks and other parties (financial institutions) consists of cash credit, overdrafts, short term loan, bill discounting amounting to ₹2,511.92 crores bearing fixed rate of interest ranging from 8.00% to 10.25% and ₹6,610.13 crores bear floating rate of interest based on MCLR of respective banks and other bench mark rates.

(ii)	Commercial paper are unsecured short term papers issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 7.21% to 9.10%.

27.	Other financial liabilities — non-current

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Derivative financial instruments	2,662.44	2,450.20
(b) Liability towards employee separation scheme	79.10	85.22
(c) Others	51.17	203.72

Total	2,792.71	2,739.14

28.	Other financial liabilities — current

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Current maturities of long-term borrowings	15,051.41	10,956.12
(b) Interest accrued but not due on borrowings	1,059.58	1,095.72
(c) Liability towards vehicles sold under repurchase arrangements	4,243.65	4,423.58
(d) Liability for capital expenditure	7,046.74	8,219.45
(e) Deposits and retention money	407.87	202.29
(f) Derivative financial instruments	4,742.53	6,207.66
(g) Liability towards Investors Education and Protection Fund under Section 125 of the Companies Act, 2013 (IEPF) not due	21.08	22.79
(h) Others	282.79	139.88

Total	32,855.65	31,267.49

Notes:
Current maturities of long term borrowings consist of:
(i) Privately placed Non-Convertible Debentures (Secured)	2,156.01	2,524.28
(ii) Privately placed Non-Convertible Debentures (Unsecured)	1,670.68	1,586.43
(iii) Collateralised debt obligation	1,482.42	728.09
(iv) Finance lease obligation	17.30	22.23
(v) Senior Notes	6,939.95	4,584.47
(vi) Term loans from banks and others (Secured)	1,869.88	635.62
(vii) Term loans from banks and others (Unsecured)	615.17	875.00
(viii) Others	300.00	—

Total	15,051.41	10,956.12

F-73

Notes Forming Part of Consolidated Financial Statements

29.	Provisions

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Non-current
(a) Employee benefits obligations	826.35	738.00
(b) Product warranty	10,097.01	9,453.60
(c) Legal and product liability	391.31	219.95
(d) Provision for residual risk	277.62	254.76
(e) Provision for environmental liability	138.12	150.05
(f) Annual maintenance contract	2.90	9.26
(g) Other provisions	121.54	122.82

Total	11,854.85	10,948.44

Current
(a) Employee benefit obligations	1,107.87	106.64
(b) Product warranty	7,404.25	6,481.50
(c) Legal and product liability	1,395.12	1,099.92
(d) Provision for residual risk	85.12	62.20
(e) Provision for environmental liability	125.47	97.88
(f) Annual maintenance contract	23.95	46.20
(g) Other provisions	54.97	59.16

Total	10,196.75	7,953.50

	(₹ in crores)
	Year ended March 31, 2019
	Product warranty	Legal and product Liability	Provision for residual risk	Provision for environmental liability
Balance at the beginning	15,935.10	1,319.87	316.96	247.93
Adjustment on initial application of Ind AS 115	(137.65)	—	—	—
Provision made during the year *	10,422.26	1,465.48	72.49	100.94
Provision used during the year	(8,608.77)	(985.73)	(23.95)	(79.93)
Impact of discounting	191.25	—	—	—
Impact of foreign exchange translation	(300.93)	(13.19)	(2.76)	(5.35)

Balance at the end	17,501.26	1,786.43	362.74	263.59

Current	7,404.25	1,395.12	85.12	125.47
Non-current	10,097.01	391.31	277.62	138.12

*	Provision made during the year includes estimated recovery from suppliers ₹(2.96) crores.

F-74

Notes Forming Part of Consolidated Financial Statements

30.	Other non-current liabilities *

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Contract liabilities (refer note below)	4,673.09	4,111.62
(b) Government grants	3,019.48	2,890.14
(c) Employee benefits obligations	6,110.12	4,100.76
(d) Others	119.52	62.67

Total	13,922.21	11,165.19

*	Excludes ₹246.57 crores classified as held for sale as at March 31, 2018.

31.	Other current liabilities *

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Contract liabilities (refer note below)	4,577.38	3,756.27
(b) Government grants	258.89	86.51
(c) Statutory dues (VAT, Excise, Service Tax, GST, Octroi etc)	3,913.94	3,176.86
(d) Others	796.25	614.91

Total	9,546.46	7,634.55

Note:

(₹ in crores)
Year ended March 31, 2019
(a) Opening contract liabilities (regrouped on transition to Ind AS 115)	7,867.89
Transition impact of Ind AS 115	276.69
Amount recognised in revenue during the year	(3,578.39)
Amount received in advance during the year	4,958.05
Amount refunded to customers during the year	(217.55)
Liabilities directly associated with assets held for sale	71.77
Currency translation	(127.99)

Closing contract liabilities	9,250.47

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years from year ending March 31, 2020 till March 31, 2025.

(₹ in crores)
As at March 31, 2019
(b) Contract liabilities comprise of the following:
Advances received from customers - current	1,739.61
Deferred revenue - current	2,837.77
Deferred revenue - Non-current	4,673.09

Total contract liabilities	9,250.47

Until the previous year, Advance received from customers and deferred revenue were separately presented which currently as per Ind AS 115 are presented as contract liabilities.

Government grants include:

(i)

₹245.93 crores as at March 31, 2019 and ₹187.67 crores as at March 31, 2018 grants relating to property, plant and equipment relate to duty saved on import of capital goods and spares under the EPCG scheme. Under such scheme, the Company is committed to export prescribed times of the duty saved on import of capital goods over a specified period of time. In case such commitments are not met, the Company would be required to pay the duty saved along with interest to the regulatory authorities.

(ii)	₹2,963.01 crores as at March 31, 2019 (₹2,702.00 crores as at March 31, 2018) relating to Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since April 1, 2013.

*	Excludes ₹174.89 crores classified as held for sale as at March 31, 2018.

F-75

Notes Forming Part of Consolidated Financial Statements

32.	Revenue from Operations

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Sale of products (refer note 1 & 2 below)
(i) Sale of vehicles	258,566.52	250,891.18
(ii) Sale of spare parts	24,031.89	19,936.23
(iii) Sale of miscellaneous products	10,383.46	12,920.91

Total Sale of products	292,981.87	283,748.32

(b) Sale of services	2,809.17	3,033.90
(c) Finance revenues	3,399.55	2,604.03

	299,190.59	289,386.25

(d) Other operating revenues	2,747.81	2,954.39

Total	301,938.40	292,340.64

Note:

(1) Includes exchange gain/(loss) (net) on hedges reclassified from hedge reserve to statement of Profit and Loss	(6,956.21)	(10,274.11)

(2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18/Ind AS 115 on Revenue/Revenue from contracts with customers and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Sale of products for applicable periods. In view of the aforesaid restructuring of indirect taxes, Sale of products for the year ended March 31, 2019 are not comparable with the previous period. Following additional information is being provided to facilitate such comparison:

	(₹ in crores)
Previous Period	Year ended March 31, 2019	Year ended March 31, 2018
(a) Sale of products	292,981.87	283,748.32
(b) Excise duty	—	(1,166.77)
(c) Sale of products (net of excise duty) (a) - (b)	292,981.87	282,581.55

33.	Other income

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Interest income	786.46	711.81
(b) Dividend income	17.28	15.77
(c) Profit on sale of investments measured at FVTPL	128.61	129.26
(d) Incentives (refer note 1 & 2 below)	1,794.42	3,068.70
(e) MTM on investments measured at FVTPL	238.54	32.05

Total	2,965.31	3,957.59

Note:

(1)

Incentives include exports and other incentives of ₹621.38 crores and ₹934.88 crores, for the year ended March 31, 2019 and 2018, respectively and ₹812.61 crores and ₹387.67 crores, for the year ended March 31, 2019 and 2018, respectively received by foreign subsidiaries on Tax credit on qualifying expenditure for research and development.

(2)

Consequent to clarifications published by the Institute of Chartered Accountants of India during the year ended March 31, 2019; various Government Grants (incentives) have been reported as “Other Income”. Previously, these were reported as ”Other Operating Revenue” in the Statement of Profit and Loss. The change is retrospectively applied by reclassifying the previous year to confirm to current year’s presentation and is not considered material to the Company’s prior period financials statements.

F-76

Notes Forming Part of Consolidated Financial Statements

34.	Employee benefits expense

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Salaries, wages and bonus	26,508.97	23,686.45
(b) Contribution to provident fund and other funds	2,885.55	3,218.30
(c) Staff welfare expenses	3,849.35	3,395.34

Total	33,243.87	30,300.09

Share based payments

Long Term Incentive Plan

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited shares over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. During the year ended March 31, 2016, the subsidiary company issued its final LTIP based on the share price of Tata Motors Limited. The amount released in relation to the LTIP was ₹9.18 crores and ₹8.55 crores for the years ended March 31, 2019 and 2018, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by Ind AS 102 “Share -based payment”

During the year ended March 31, 2017, the subsidiary launched a new long-term employment benefit scheme which provides cash payment to certain employees based on subsidiary’s performance against long-term business metrics. This new LTIP scheme has been accounted for in accordance with Ind AS 19 “Employee benefits”.

Employee Stock Options

The Company has alloted share based incentives to certain employees during the year ended March 31, 2019, under Tata Motors Limited Employee Stock Options Scheme 2018, approved by Nomination and Remuneration Committee (NRC).

As per the scheme, the number of shares that will vest is conditional upon certain performance measures determined by NRC. The performance conditions are measured over vesting period of the options granted which ranges from 3 to 5 years. The performance measures under this scheme include growth in sales, earnings and free cash flow. The options granted under this scheme is exercisable by employees till one year from date of its vesting.

The Company has granted 78,12,427 number of options during the year ended March 31, 2019 at an exercise price of ₹345/-. Option granted will vest equally each year starting from 3 years from date of grant up to 5 years from date of grant. Number of shares that will vest range from 0.5 to 1.5 per option granted depending on performance measures.

(₹ in crores)
Year ended March 31, 2019
Options outstanding at the beginning of the year	—
Granted during the year	7,812,427
Forfeited/Expired during the year	—
Exercised during the year	—
Outstanding at the end of the year	7,812,427
Maximum/Minimum number of shares to be issued for outstanding options (conditional on performance measures)	11,718,641/ 3,906,214

The Company has estimated fair value of options granted during the year using Black Scholes model. The following assumptions were used for calculation of fair value of options granted during the year ended March 31, 2019.

Assumption factor	Estimates
Risk free rate	7%-8%
Expected life of option	4-6 years
Expected volatility	33%-37%

F-77

Notes Forming Part of Consolidated Financial Statements

35.	Finance costs

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Interest	5,970.80	4,987.93
Less: Interest capitalised*	(1,512.85)	(1,294.32)
Add: Exchange fluctuation considered as interest cost	38.10	6.19

	4,496.05	3,699.80

(b) Discounting charges	1,262.55	981.99

Total	5,758.60	4,681.79

*	Represents borrowing costs capitalised during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalisation of interest relating to general borrowings was approximately 5.45% and 4.26% for the years ended March 31, 2019 and 2018, respectively.

36.	Other expenses

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Processing charges	1,634.36	1,339.08
(b) Consumption of stores & spare parts	2,444.15	2,210.56
(c) Power & fuel	1,585.93	1,308.08
(d) Information Technology (IT) related/Computer expenses	2,340.45	2,143.18
(e) Engineering expense	5,275.58	5,278.84
(f) MTM (gain)/loss on commodity derivatives	(84.75)	214.63
(g) Warranty and product liability expenses	11,890.70	7,700.07
(h) Freight, transportation, port charges etc.	7,804.47	10,742.12
(i) Publicity	8,729.63	8,968.59
(j) Allowances for trade and other receivables	214.19	14.57
(k) Allowances for finance receivables	320.24	43.30
(l) Works operation and other expenses (note below)	20,083.17	20,221.19

Total	62,238.12	60,184.21

Note:

Works operation and other expenses:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(i) Auditors’ remuneration
(i) Audit fees	67.78	55.59
(ii) Tax Audit fees	1.07	1.62
(iii) All other fees	1.58	4.72

TOTAL	70.43	61.93

F-78

Notes Forming Part of Consolidated Financial Statements

37	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognised in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	(₹ in crores)
	Pension benefits		Post retirement medical Benefits
	2019	2018	2019	2018
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	1,024.79	980.76	154.05	183.86
Current service cost	74.63	72.25	8.04	10.20
Interest cost	75.70	68.76	11.51	13.06
Remeasurements (gains) / losses	—
Actuarial (gains) / losses arising from changes in demographic assumptions	(1.19)	(16.03)	—	(11.40)
Actuarial (gains) / losses arising from changes in financial assumptions	14.19	22.88	8.11	(2.70)
Actuarial (gains) / losses arising from changes in experience adjustments	59.27	10.50	(15.03)	(28.96)
Benefits paid from plan assets	(71.31)	(116.85)		—
Benefits paid directly by employer	(5.82)	(5.98)	(9.42)	(10.01)
Past service cost - Plan amendment	0.39	8.50	(1.99)	—
Acquisition/(Divestment)	(2.39)	—	(1.87)	—

Defined benefit obligation, end of the year	1,168.26	1,024.79	153.40	154.05

Change in plan assets:
Fair value of plan assets, beginning of the year	906.04	841.78	—	—
Acquisition/(Divestment)	(1.25)	—	—	—
Interest income	71.60	63.33	—	—
Remeasurements gains / (losses)	—	—
Return on plan assets, (excluding amount included in net Interest cost)	2.70	(2.69)	—	—
Employer’s contributions	117.26	120.47	—	—
Benefits paid	(71.31)	(116.85)	—	—

Fair value of plan assets, end of the year	1,025.04	906.04	—	—

Amount recognised in the balance sheet consists of:
Present value of defined benefit obligation	1,168.26	1,024.79	153.40	154.05
Fair value of plan assets	1,025.04	906.04	—	—

Net liability	(143.22)	(118.75)	(153.40)	(154.05)

Amounts in the balance sheet:
Non-current assets	1.64	1.57	—	—
Non-current liabilities	(144.86)	(106.98)	(153.40)	(142.01)
Liabilities for asset classified as held for sale	—	(13.34)	—	(12.04)

Net liability	(143.22)	(118.75)	(153.40)	(154.05)

F-79

Notes Forming Part of Consolidated Financial Statements

Total amount recognised in other comprehensive income consists of:

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	As at March 31, 2019	As at March 31, 2018	As at March 31, 2019	As at March 31, 2018
Remeasurements (gains)/losses	62.91	(6.66)	(45.14)	(38.22)

	62.91	(6.66)	(45.14)	(38.22)

Information for funded plans with a defined benefit obligation in excess of plan assets:

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Defined benefit obligation	983.70	141.08
Fair value of plan assets	961.23	126.29

Information for funded plans with a defined benefit obligation less than plan assets:

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Defined benefit obligation	62.17	778.18
Fair value of plan assets	63.81	779.75

Information for unfunded plans:

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	As at March 31, 2019	As at March 31, 2018	As at March 31, 2019	As at March 31, 2018
Defined benefit obligation	122.39	105.53	153.40	154.05

Net pension and post retirement medical cost consist of the following components:

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2018
Service cost	74.63	72.25	8.04	10.20
Net interest cost/(income)	4.10	5.43	11.51	13.06
Past service cost - Plan amendment	0.39	8.50	(1.99)	—

Net periodic cost	79.12	86.18	17.56	23.26

F-80

Notes Forming Part of Consolidated Financial Statements

Other changes in plan assets and benefit obligation recognised in other comprehensive income.

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2018
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	(2.70)	2.69	—	—
Actuarial (gains)/losses arising from changes in demographic assumptions	(1.19)	(16.03)	—	(11.40)
Actuarial (gains)/losses arising from changes in financial assumptions	14.19	22.88	8.11	(2.70)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	59.27	10.50	(15.03)	(28.96)

Total recognised in other comprehensive income	69.57	20.04	(6.92)	(43.06)

Total recognised in statement of operations and other comprehensive income	148.69	106.22	10.64	(19.80)

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Pension benefits		Post retirement medical benefits
	As at March 31, 2019	As at March 31, 2018	As at March 31, 2019	As at March 31, 2018
Discount rate	6.75% - 7.70%	7.5% - 8.0%	7.6%	8.0%
Rate of increase in compensation
level of covered employees	5.75% - 12.0%	5.0% - 12.0%	NA	NA
Increase in health care cost	NA	NA	6.0%	6.0%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2019 and 2018 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2019	2018
Asset category:
Cash and cash equivalents	6.5%	6.0%
Debt instruments (quoted)	66.9%	68.4%
Debt instruments (unquoted)	0.9%	0.3%
Equity instruments (quoted)	2.6%	1.7%
Deposits with Insurance companies	23.1%	23.6%

	100.0%	100.0%

The Company’s policy is driven by considerations of maximising returns while ensuring credit quality of the debt instruments. The asset allocation for plan assets is determined based on investment criteria prescribed under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The weighted average duration of the defined benefit obligation as at March 31, 2019 is 14.41 years (2018 : 14.51 years)

The Company expects to contribute ₹96.67 crores to the funded pension plans in FY 2019-20.

F-81

Notes Forming Part of Consolidated Financial Statements

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by ₹84.55 crores	Decrease by ₹19.34 crores
	Decrease by 1%	Increase by ₹95.12 crores	Increase by ₹20.62 crores
Salary escalation rate	Increase by 1%	Increase by ₹91.31 crores	Increase by ₹21.66 crores
	Decrease by 1%	Decrease by ₹81.02 crores	Decrease by ₹19.03 crores
Health care cost	Increase by 1%	Increase by ₹19.34 crores	Increase by ₹4.27 crores
	Decrease by 1%	Decrease by ₹16.26 crores	Decrease by ₹3.97 crores

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited. The following table sets out, the amounts recognised in the financial statements for the severance indemnity plan.

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	425.63	348.26
Service cost	52.52	45.26
Interest cost	11.13	7.90
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in financial assumptions	36.83	(0.14)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities	(21.34)	14.70
Benefits paid from plan assets	(73.89)	(7.08)
Benefits paid directly by employer	(8.95)	(3.49)
Foreign currency translation	0.40	20.22

Defined benefit obligation, end of the year	422.33	425.63

Change in plan assets:
Fair value of plan assets, beginning of the year	405.36	324.53
Interest income	10.97	8.15
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)	(5.99)	(5.13)
Employer’s contributions	30.92	65.64
Benefits paid	(82.84)	(7.08)
Foreign currency translation	1.65	19.25

Fair value of plan assets, end of the year	360.07	405.36

Amount recognised in the balance sheet consist of:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Present value of defined benefit obligation	422.32	425.63
Fair value of plan assets	360.07	405.36

Net liability	(62.25)	(20.27)

Amounts in the balance sheet:
Non- current liabilities	(62.25)	(20.27)

F-82

Notes Forming Part of Consolidated Financial Statements

Total amount recognised in other comprehensive income for severance indemnity consists of:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Remeasurements (gains) / losses	(55.64)	(77.12)

	(55.64)	(77.12)

Net severance indemnity cost consist of the following components:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Service cost	52.52	45.26
Net interest cost	0.16	(0.25)

Net periodic pension cost	52.68	45.01

Other changes in plan assets and benefit obligation recognised in other comprehensive income for severance indemnity plan:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	5.99	5.13
Actuarial (gains) / losses arising from changes in financial assumptions	36.83	(0.14)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities	(21.34)	14.70

Total recognised in other comprehensive income	21.48	19.69

Total recognised in statement of operations and other comprehensive income	74.16	64.70

The assumptions used in accounting for the Severance indemnity plan is set out below:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
Discount rate	2.0%	2.8%
Rate of increase in compensation level of covered employees	3.5%	3.5%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by ₹ 44.01 crores	Decrease by ₹ 12.32 crores
	Decrease by 1%	Increase by ₹ 51.62 crores	Increase by ₹ 13.56 crores
Salary escalation rate	Increase by 1%	Increase by ₹ 50.30 crores	Increase by ₹ 14.86 crores
	Decrease by 1%	Decrease by ₹ 43.82 crores	Decrease by ₹ 12.84 crores

F-83

Notes Forming Part of Consolidated Financial Statements

Severance indemnity plans asset allocation by category is as follows:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2019 is 11.01 years (2018 : 10.65 years)

The Company expects to contribute ₹ 17.91 crores to the funded severance indemnity plans in FY 2019-20.

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

Through its defined benefit pension plans the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if plan assets under perform compared to the corporate bonds discount rate, this will create or increase a deficit. The defined benefit plans hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term.

As the plans mature, the Company intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Company believes that due to the long-term nature of the plan liabilities and the strength of the supporting group, a level of continuing equity type investments is an appropriate element of the Company’s long term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this is expected to be partially offset by an increase in the value of the plans’ bond holdings and interest rate hedging instruments.

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against high inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more closely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

F-84

Notes Forming Part of Consolidated Financial Statements

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	76,780.04	80,667.69
Service cost	1,449.05	1,856.13
Interest cost	1,981.47	2,058.43
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions	(453.31)	(1,799.04)
Actuarial (gains)/losses arising from changes in financial assumptions	4,965.37	(3,017.78)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	327.69	(848.75)
Past service cost /(credit)	379.90	(3,609.01)
Plan settlement	—	(180.76)
Benefits paid	(5,657.37)	(8,444.13)
Member contributions	13.58	32.48
Foreign currency translation	(1,519.93)	10,064.78

Defined benefit obligation, end of the year	78,266.49	76,780.04

Change in plan assets:
Fair value of plan assets, beginning of the year	72,737.89	68,845.49
Interest Income	1,904.02	1,866.13
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)	2,362.62	(997.46)
Employer’s contributions	2,407.81	2,455.42
Members contributions	13.58	32.48
Plan settlement	—	(174.95)
Benefits paid	(5,657.37)	(8,444.13)
Expenses paid	(118.65)	(77.77)
Foreign currency translation	(1,409.80)	9,232.68

Fair value of plan assets, end of the year	72,240.10	72,737.89

Amount recognised in the balance sheet consist of:

	(₹ in crores)
	Pension benefits
	Year ended March 31, 2019	Year ended March 31, 2018
Present value of defined benefit obligation	78,266.49	76,780.04
Fair value of plan Assets	72,240.10	72,737.89

Net liability	(6,026.39)	(4,042.15)

F-85

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	Pension benefits
	Year ended March 31, 2019	Year ended March 31, 2018
Amount recognised in the balance sheet consist of:
Non-current assets	—	—
Non-current liabilities	(6,026.39)	(4,042.15)

Net liability	(6,026.39)	(4,042.15)

Total amount recognised in other comprehensive income

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Remeasurements (gains)/losses	827.34	(1,649.79)

	827.34	(1,649.79)

Net pension and post retirement cost consist of the following components:

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Current service cost	1,449.05	1,856.13
Past service cost/(credit)	379.90	(3,609.01)
Administrative expenses	118.65	77.77
Plan settlement	—	(5.81)
Net interest cost/(income) (Including onerous obligations)	77.45	192.30

Net periodic pension cost	2,025.05	(1,488.62)

Amount recognised in other comprehensive income

	(₹ in crores)
	Pension benefits
	As at March 31, 2019	As at March 31, 2018
Actuarial (gains)/losses arising from changes in demographic assumptions	(453.31)	(1,799.04)
Actuarial (gains)/losses arising from changes in financial assumptions	4,965.37	(3,017.78)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	327.69	(848.75)
Return on plan assets, (excluding amount included in net Interest expense)	(2,362.62)	997.46

Total recognised in other comprehensive income	2,477.13	(4,668.11)

Total recognised in statement of Profit and Loss and other comprehensive income	4,502.18	(6,156.73)

The assumptions used in accounting for the pension plans are set out below:

	Pension benefits
	Year ended March 31, 2019	Year ended March 31, 2018
Discount rate	2.4%	2.7%
Expected rate of increase in compensation level of covered employees	2.4%	2.3%
Inflation increase	3.2%	3.1%

For the valuation as at March 31, 2019, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan.

F-86

Notes Forming Part of Consolidated Financial Statements

For the Jaguar Pension Plan, scaling factor of 112% to 118% have been used for male members and scaling factor of 101% to 112% have been used for female members.

For the Land Rover Pension Scheme, scaling factor of 107% to 112% have been used for male members and scaling factor of 101% to 109% have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94% has been used for male members and an average scaling factor of 84% has been used for female members.

For the valuation as at March 31, 2018, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan. A scaling factor of 113% to 119% have been used for male members and scaling factor of 102% to 114% have been used for female members for the Jaguar Pension Plan, scaling factor of 108% to 113% have been used for male members and scaling factor of 102% to 111% have been used for female members for the Land Rover Pension Scheme and 95% for males and 85% for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25% per annum (2018, CMI (2017) projections with 1.25% per annum improvements).

The assumed life expectations on retirement at age 65 are (years)

	As at March 31, 2019	As at March 31, 2018
Retiring today:
Males	21.0	21.3
Females	23.2	23.4
Retiring in 20 years:
Males	22.4	22.5
Females	25.1	25.1

Pension plans asset allocation by category is as follows:

	(₹ in crores)
	As at March 31, 2019			As at March 31, 2018
	Quoted*	Unquoted	Total	Quoted*	Unquoted	Total
Equity Instruments
Information Technology	716.65	—	716.65	1,218.16	—	1,218.16
Energy	304.75	—	304.75	516.79	—	516.79
Manufacturing	522.30	—	522.30	885.93	—	885.93
Financials	822.41	—	822.41	1,393.50	—	1,393.50
Others	2,272.41	—	2,272.41	3,848.27	—	3,848.27

	4,638.52	—	4,638.52	7,862.65	—	7,862.65

Debt Instruments
Government	22,709.35	—	22,709.35	35,169.67	—	35,169.67
Corporate Bonds (Investment Grade)	1,351.98	15,328.05	16,680.03	184.57	16,943.46	17,128.03
Corporate Bonds (Non Investment Grade)	—	5,547.26	5,547.26	—	5,389.42	5,389.42

	24,061.33	20,875.31	44,936.64	35,354.24	22,332.88	57,687.12

Property Funds
UK	—	2,211.26	2,211.26	—	1,522.70	1,522.70
Other	—	2,076.36	2,076.36	—	1,476.55	1,476.55

	—	4,287.62	4,287.62	—	2,999.25	2,999.25

Cash and Cash equivalents	1,904.79	—	1,904.79	2,010.94	—	2,010.94

F-87

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	As at March 31, 2019			As at March 31, 2018
	Quoted*	Unquoted	Total	Quoted*	Unquoted	Total
Other
Hedge Funds	—	2,803.29	2,803.29	—	3,285.33	3,285.33
Private Markets	38.17	3,039.29	3,077.46	18.46	2,325.57	2,344.03
Alternatives	139.46	7,337.30	7,476.76	4,337.38	1,974.89	6,312.27

	177.63	13,179.88	13,357.51	4,355.84	7,585.79	11,941.63

Derivatives
Foreign exchange contracts	—	147.82	147.82	—	9.23	9.23
Interest Rate and inflation	—	2,967.20	2,967.20	—	2,104.10	2,104.10

	—	3,115.02	3,115.02	—	2,113.33	2,113.33

Collateralised debt obligations	—	—	—	—	(11,877.03)	(11,877.03)

Total	30,782.27	41,457.83	72,240.10	49,583.67	23,154.22	72,737.89

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

The split of Level 1 assets is 62% (2018: 71%), Level 2 assets 24% (2018: 20%) and Level 3 assets 14% (2018: 9%). Private market holdings are classified as Level 3 instruments. Included in the value for Government bonds, Interest Rate and Inflation derivatives are Repo transactions, as noted above.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by ₹3,852.13 crores	Decrease/increase by ₹76.16 crores
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by ₹3,339.84 crores	Increase/decrease by ₹72.49 crores
Mortality rate	Increase/decrease by 1 year	Increase/decrease by ₹2,773.24 crores	Increase/decrease by ₹46.80 crores

Jaguar Land Rover contributes towards the UK defined benefit schemes. The April 5, 2018 valuations were completed in December 2018, As a result of these valuations it is intended to eliminate the pension scheme funding deficits over the 10 years to March 31, 2028. There is currently no additional liability over the Projected benefit obligation. The current agreed contribution rate for defined benefit accrual is 22% of pensionable salaries in the UK reflecting the 2017 benefit structure.

The average duration of the benefit obligation at March 31, 2019 is 19.00 years (2018: 20.04 years).

With the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2020 is ₹1,502.48 crores. The Company expects to pay ₹2,018.73 crores to its defined benefit schemes in the year ended March 31, 2020.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated ₹1,186.21 crores, ₹899.59 crores for years ended March 31, 2019 and 2018, respectively.

F-88

Notes Forming Part of Consolidated Financial Statements

38.	Commitments and contingencies

In the ordinary course of business, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel, wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Company provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. The Company believes that none of the contingencies described below would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

The Company is involved in legal proceedings, both as plaintiff and as defendant. There are claims which the Company does not believe to be of material nature, other than those described below.

Income Tax

The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, the tax treatment of certain expenses claimed by the Company as deductions and the computation of, or eligibility of, the Company’s use of certain tax incentives or allowances.

Most of these disputes and/or disallowances, being repetitive in nature, have been raised by the income tax authorities consistently in most of the years.

The Company has a right of appeal to the Commissioner of Income Tax (Appeals), or CIT (A), the Dispute Resolution Panel, or DRP, and to the Income Tax Appellate Tribunal, or ITAT, against adverse decisions by the assessing officer, DRP or CIT (A), as applicable. The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT (A) or DRP. The Company has a further right of appeal to the Bombay High Court or the Hon’ble Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal.

As at March 31, 2019, there are matters and/or disputes pending in appeal amounting to ₹520.48 crores, which includes ₹75.53 crores in respect of equity accounted investees (₹303.09 crores, which includes ₹2.18 crores in respect of equity accounted investees as at March 31, 2018).

Customs, Excise Duty and Service Tax

As at March 31, 2019, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of ₹1,025.45 crores, which includes ₹5.41 crores in respect of equity accounted investees (₹1,671.71 crores, which includes ₹5.02 crores in respect of equity accounted investees as at March 31, 2018). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than ₹20 crores are as follows:

The Excise Authorities have raised a demand for ₹90.72 crores as at March 31, 2019 (₹90.72 crores as at March 31, 2018), on account of alleged undervaluation’s of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the Bombay High Court.

As at March 31, 2019, the Excise Authorities have raised a demand and penalty of ₹243.24 crores, (₹239.95 crores as at March 31, 2018), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of ₹20.14 crores (₹36.03 crores as at March 31, 2018) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the Appellate Authorities.

F-89

Notes Forming Part of Consolidated Financial Statements

As at March 31, 2019, the Excise Authorities had levied penalties and interest amounting to ₹90.32 crores (₹679.88 crores as at March 31, 2018) with respect to CENVAT credit claimed by the Company from March 2010 to June 2017, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the Appellate Authorities.

As at March 31, 2019, the Excise Authorities have raised a demand amounting to ₹29.54 crores (₹29.54 crores as at March 31, 2018) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal.

As at March 31, 2019, the Exicse Authorities have confirmed demand & penalty totalling to ₹90.88 crores (₹90.88 crores as at March 31, 2018) towards vehicles allegedly sold below cost of production with an intention to penetrate the market. The matter is being contested by the Company before the Appellate Authorities.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of ₹81.51 crores as at March 31, 2019 on various inputs services like Authorised Service Station Services, Erection, Commissioning & Installation Services, Common Services etc. claimed by the Company from financial year 2006 to 2017. The matters are being contested by the Company before the Appellate Authorities.

As at March 31, 2019, the Excise Authorities have confirmed the demand and penalty totalling to ₹92.42 crores alleging undervaluation of products sold by the Company. The matter is being contested by the Company before Appellate Authorities.

As at March 31, 2019, demand and penalty totalling to ₹23.50 crores has been confirmed for alleged non-payment of service tax on services like Event Management Services (RCM), Authorised Service Station Services, Heat Treatment Services etc. The matter is being contested by the Company before Appellate Authorities.

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to ₹1,168.89 crores, which includes ₹12.40 crores in respect of equity accounted investees as at March 31, 2019 (₹1,096.18 crores, which includes ₹10.85 crores in respect of equity accounted investees, as at March 31, 2018). The details of the demands for more than ₹20 crores are as follows:

The Sales Tax Authorities have raised demand of ₹260.15 crores (₹269.38 crores as at March 31, 2018) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to ₹487.96 crores as at March 31, 2019 (₹435.96 crores as at March 31, 2018). The reasons for disallowing credit was mainly due to taxes not paid by vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

Sales Tax demand aggregating ₹80.02 crores as at March 31, 2019 (₹95.75 crores as at March 31, 2018) has been raised by Sales Tax Authorities for non submission of Maharashtra Trial Balance. The matter is contested in appeal.

The Sales Tax Authorities have raised demand for Entry Tax liability at various states amounting to ₹64.14 crores as at March 31, 2019 (₹23.92 crores as at March 31, 2018). The Company is contesting this issue.

In case of one of the joint operation, Fiat India Automobiles Pvt. Ltd. (FIAPL) the Sales Tax Authorities have held back the refund of VAT on debit notes raised for Take or Pay arrangements (TOP) totaling to ₹51.60 crores pertaining to financial years 2009-10 to 2014-15. The department is of the view that TOP is not part of sale and hence tax to be paid. The matter is contested in appeal.

F-90

Notes Forming Part of Consolidated Financial Statements

Other	Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to ₹436.08 crores, which includes ₹21.54 crores in respect of equity accounted investees as at March 31, 2019 (₹367.02 crores, which includes ₹1.76 crores in respect of equity accounted investees, as at March 31, 2018). Following are the cases involving more than ₹20 crores:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating ₹61.65 crores as at March 31, 2019 (₹61.65 crores as at March 31, 2018) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Bombay High Court and the other dispute is pending before the Hon’ble Supreme Court of India.

As at March 31, 2019, property tax amounting to ₹63.81 crores (₹56.84 crores as at March 31, 2018) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Chinchwad and Chikali Pune. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Hon’ble Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2019, Sales tax / VAT amounting to ₹32.47 crores (₹30.54 crores as at March 31, 2018) has been demanded by local authorities on dealers in respect of spare parts used for carrying out warranty repair. The dispute is pending before the Hon’ble Supreme Court.

As at March 31, 2019, possession tax amounting to ₹36.25 crores have been demanded in respect of motor vehicles in the possession of the manufacturer and the authorisation of trade certificate granted under the Central Motor Vehicle Rules, 1989. The matter is being contested before the Hon’ble Supreme Court of India.

Other	claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

The Hon’ble Supreme Court of India (“SC”) by their order dated February 28, 2019, set out the principles based on which allowances paid to the employees should be identified for inclusion in basic wages for the purposes of computation of Provident Fund contribution. Subsequently, a review petition against this decision has been filed and is pending before the SC for disposal. Further, there are interpretative challenges and considerable uncertainty, including estimating the amount retrospectively. Pending the outcome of the review petition and directions from the EPFO, the impact for past periods, if any, is not ascertainable reliably and consequently no financial effect has been provided for in the consolidated financial statements. The Company has made a provision on a prospective basis, from the date of the SC order.

The Company has, consequent to an Order of the Hon’ble Supreme Court of India in the case of R.C. Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organisation and Ors., evaluated the impact on its employee pension scheme and concluded that this is not applicable to the Company based on external legal opinion and hence it is not probable that there will be an outflow of resources.

Post the sale of investments of TAL Manufacturing Solutions Ltd. (TAL) to Tata Advanced Systems Ltd. (TASL), the Company has continued its performance guarantee amounting to ₹691.49 crores (USD 100 million) in respect of TAL’s obligations to its customer to cover the event post the share sale, against a back-to-back indemnity by TASL to the Company. Steps are currently under way to transfer the said guarantee to TASL in due course.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to ₹11,529.23 crores, as at March 31, 2019 (₹10,018.66 crores as at March 31, 2018), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to ₹567.57 crores as at March 31, 2019, (₹581.39 crores as at March 31, 2018), which are yet to be executed.

F-91

Notes Forming Part of Consolidated Financial Statements

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute ₹3,606.40 crores as at March 31, 2019 (₹3,622.12 crores as at March 31, 2018) towards its share in the capital of the joint venture of which ₹2,962.40 crores (₹2,975.31 crores as at March 31, 2018) has been contributed as at March 31, 2019. As at March 31, 2019, the Company has an outstanding commitment of ₹644.00 crores (₹646.81 crores as at March 31, 2018).

The Company has contractual obligation towards Purchase Commitment for ₹20,159.77 crores (₹13,222.63 crores as on March 31, 2018).

39.	Capital Management

The Company’s capital management is intended to create value for shareholders by facilitating the meeting of long-term and short-term goals of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through equity, convertible and non-convertible debt securities, senior notes and other long-term/short-term borrowings. The Company’s policy is aimed at combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in notes 25, 26 and 28 to the consolidated financial statements. Equity comprises all components excluding (profit)/loss on cash flow hedges and foreign currency translation reserve.

The following table summarises the capital of the Company:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Equity*	63,803.79	94,794.02
Short-term borrowings and current portion of long-term debt	35,201.67	27,750.97
Long-term debt	70,973.67	61,199.50

Total debt	106,175.34	88,950.47

Total capital (Debt + Equity)	169,979.13	183,744.49

*	Details of equity:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Total equity as reported in balance sheet	60,702.62	95,952.97
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited	(2,552.39)	(4,621.23)
- Non-controlling interests	(19.86)	(19.78)
Hedging reserve	5,673.42	3,482.06

Equity as reported above	63,803.79	94,794.02

F-92

Notes Forming Part of Consolidated Financial Statements

40.	Disclosure on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2019.

	(₹ in crores)
Financial assets	Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
(a) Other investments - non-current	—	741.29	752.34	3.88	—	—	1,497.51	1,497.51
(b) Investments - current	—	0.92	1,191.90	7,745.51	—	—	8,938.33	8,938.33
(c) Trade receivables	18,996.17	—	—	—	—	—	18,996.17	18,996.17
(d) Cash and cash equivalents	21,559.80	—	—	—	—	—	21,559.80	21,559.80
(e) Other bank balances	11,089.02	—	—	—	—	—	11,089.02	11,089.02
(f) Loans and advances - non-current	407.42	—	—	—	—	—	407.42	407.42
(g) Loans and advances - current	1,268.70	—	—	—	—	—	1,268.70	1,268.70
(h) Finance receivable - current	11,551.52	—	—	—	—	—	11,551.52	11,551.52
(i) Finance receivable - non-current	22,073.17	—	—	—	—	—	22,073.17	21,877.53
(j) Other financial assets - non-current	1,898.04	—	—	—	523.23	387.91	2,809.18	2,809.18
(k) Other financial assets - current	1,978.02	—	—	—	344.57	890.97	3,213.56	3,213.56

Total	90,821.86	742.21	1,944.24	7,749.39	867.80	1,278.88	103,404.38	103,208.74

	(₹ in crores)
Financial liabilities	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
(a) Long-term borrowings (including current maturities of long-term borrowings) (note below)	—	—	86,025.08	86,025.08	82,960.03
(b) Short-term borrowings	—	—	20,150.26	20,150.26	20,150.26
(c) Trade payables	—	—	68,513.53	68,513.53	68,513.53
(d) Acceptances	—	—	3,177.14	3,177.14	3,177.14
(e) Other financial liabilities - non-current	195.90	2,466.54	130.27	2,792.71	2,792.71
(f) Other financial liabilities - current	982.39	3,760.14	13,061.71	17,804.24	17,804.24

Total	1,178.29	6,226.68	191,057.99	198,462.96	195,397.91

Note:

1	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to ₹6,914.88 crores (USD 1,000 million)

2

Includes ₹3,458.55 crores designated as hedged item in fair value hedge relationship. This includes a loss of ₹44.56 crores on account of fair value changes attributable to the hedged interest rate risk.

F-93

Notes Forming Part of Consolidated Financial Statements

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2018.

	(₹ in crores)
Financial assets	Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
(a) Other investments - non-current	—	407.90	351.98	3.88	—	—	763.76	763.76
(b) Investments - current	—	303.28	1,601.00	12,759.47	—	—	14,663.75	14,663.75
(c) Trade receivables	19,893.30	—	—	—	—	—	19,893.30	19,893.30
(d) Cash and cash equivalents	14,716.75	—	—	—	—	—	14,716.75	14,716.75
(e) Other bank balances	19,897.16	—	—	—	—	—	19,897.16	19,897.16
(f) Loans and advances - non-current	495.41	—	—	—	—	—	495.41	495.41
(g) Loans and advances - current	1,451.14	—	—	—	—	—	1,451.14	1,451.14
(h) Finance receivable - current	8,401.65	—	—	—	—	—	8,401.65	8,401.65
(i) Finance receivable - non-current	15,479.53	—	—	—	—	—	15,479.53	15,421.94
(j) Other financial assets - non-current	1,716.97	—	—	—	489.03	2,357.87	4,563.87	4,563.87
(k) Other financial assets - current	1,381.51	—	—	—	878.80	1,597.33	3,857.64	3,857.64

Total	83,433.42	711.18	1,952.98	12,763.35	1,367.83	3,955.20	104,183.96	104,126.37

	(₹ in crores)
Financial liabilities	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
(a) Long-term borrowings (including current maturities of long-term borrowings) (note below)	—	—	72,155.62	72,155.62	72,871.82
(b) Short-term borrowings	—	—	16,794.85	16,794.85	16,794.85
(c) Trade payables	—	—	72,038.41	72,038.41	72,038.41
(d) Acceptances	—	—	4,901.42	4,901.42	4,901.42
(e) Other financial liabilities - non-current	177.23	2,272.97	288.94	2,739.14	2,739.14
(f) Other financial liabilities - current	1,329.43	4,878.23	14,103.71	20,311.37	20,311.37

Total	1,506.66	7,151.20	180,282.95	188,940.81	189,657.01

Note:

1	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to ₹11,166.44 crores (USD 1,700 million)

2

Includes ₹3,156.00 crores designated as hedged item in fair value hedge relationship. This includes a loss of ₹92.80 crores on account of fair value changes attributable to the hedged interest rate risk.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists quoted equity shares, quoted corporate debt instruments and mutual fund investments.

F-94

Notes Forming Part of Consolidated Financial Statements

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e; as prices) or indirectly (i.e; derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are investments in certain unquoted debentures and equity.

	(₹ in crores)
	As at March 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	1,948.19	—	738.26	2,686.45
(b) Derivative assets	—	2,146.68	—	2,146.68

Total	1,948.19	2,146.68	738.26	4,833.13

Financial liabilities measured at fair value
(a) Derivative liabilities	—	7,404.97	—	7,404.97

Total	—	7,404.97	—	7,404.97

	(₹ in crores)
	As at March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	1,940.92	—	723.24	2,664.16
(b) Derivative assets	—	5,323.03	—	5,323.03

Total	1,940.92	5,323.03	723.24	7,987.19

Financial liabilities measured at fair value
(a) Derivative liabilities	—	8,657.86	—	8,657.86

Total	—	8,657.86	—	8,657.86

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	(₹ in crores)
	As at March 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	7,745.51	—	3.88	7,749.39
(b) Finance receivables	—	—	33,429.05	33,429.05

Total	7,745.51	—	33,432.93	41,178.44

Financial liabilities not measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowing)	35,285.15	47,674.88	—	82,960.03
(b) Short-term borrowings	—	20,150.26	—	20,150.26

Total	35,285.15	67,825.14	—	103,110.29

F-95

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	As at March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	12,759.47	—	3.88	12,763.35
(b) Finance receivables	—	—	23,823.59	23,823.59

Total	12,759.47	—	23,827.47	36,586.94

Financial liabilities not measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowing)	39,949.70	32,922.12	—	72,871.82
(b) Short-term borrowings	—	16,794.85	—	16,794.85

Total	39,949.70	49,716.97	—	89,666.67

The short-term financial assets and liabilities are stated at amortised cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2019 and 2018. Since significant unobservable inputs are applied in measuring the fair value, finance receivables are classified in Level 3.

The fair value of borrowings which have a quoted market price in an active market is based on its market price and for other borrowings the fair value is estimated by discounting expected future cash flows, using a discount rate equivalent to the risk-free rate of return, adjusted for the credit spread considered by the lenders for instruments of similar maturity and credit quality.

Costs of certain unquoted equity instruments has been considered as an appropriate estimate of fair value because of a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of Ind AS 109, the Company has chosen to designate these investments in equity instruments as at FVTOCI as the management believe that this provides a more meaningful presentation for medium or long-term strategic investments, than reflecting changes in fair value immediately in profit or loss.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised or paid in sale transactions as of respective dates. As such, the fair value of the financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Company intends to either settle on a net basis, or to realise the asset and settle the liability, simultaneously.

Certain derivative financial assets and financial liabilities are subject to master netting arrangements, whereby in the case of insolvency, derivative financial assets and financial liabilities with the same countries will be settled on a net basis.

F-96

Notes Forming Part of Consolidated Financial Statements

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2019:

	(₹ in crores)
	Gross amount recognised	Gross amount recognised as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
				Financial instruments	Cash collateral
Financial assets
(a) Derivative financial instruments	2,146.68	—	2,146.68	(1,717.37)	—	429.31
(b) Trade receivables	19,105.24	(109.07)	18,996.17	—	—	18,996.17
(c) Cash and cash equivalents	25,433.47	(3,873.67)	21,559.80	—	—	21,559.80

Total	46,685.39	(3,982.74)	42,702.65	(1,717.37)	—	40,985.28

Financial liabilities
(a) Derivative financial instruments	7,404.97	—	7,404.97	(1,717.37)	—	5,687.60
(b) Trade payable	68,622.60	(109.07)	68,513.53	—	—	68,513.53
(c) Loans from banks/financial institutions (short-term & current maturities of long term debt)	39,075.34	(3,873.67)	35,201.67	—	—	35,201.67

Total	115,102.91	(3,982.74)	111,120.17	(1,717.37)	—	109,402.80

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2018:

	(₹ in crores)
	Gross amount recognised	Gross amount recognised as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
				Financial instruments	Cash collateral
Financial assets
(a) Derivative financial instruments	5,323.03	—	5,323.03	(4,905.82)	—	417.21
(b) Trade receivables	19,990.57	(97.27)	19,893.30	—	—	19,893.30
(c) Cash and cash equivalents	16,384.33	(1,667.58)	14,716.75	—	—	14,716.75

Total	41,697.93	(1,764.85)	39,933.08	(4,905.82)	—	35,027.26

Financial liabilities
(a) Derivative financial instruments	8,657.86	—	8,657.86	(4,905.82)	—	3,752.04
(b) Trade payable	72,135.68	(97.27)	72,038.41	—	—	72,038.41
(c) Loans from banks/financial institutions (short-term & current maturities of long term debt)	29,418.55	(1,667.58)	27,750.97	—	—	27,750.97

Total	110,212.09	(1,764.85)	108,447.24	(4,905.82)	—	103,541.42

(b)	Transfer of financial assets

The Company transfers finance receivables in securitisation transactions and direct assignments. In such transactions the Company surrenders control over the receivables, though it continues to act as an agent for the collection of receivables. Generally in such transactions, the Company also provides credit enhancements to the transferee.

F-97

Notes Forming Part of Consolidated Financial Statements

Because of the existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement provided, even if it does not collect the equivalent amounts from the original asset and hence continues to retain substantially all risks and rewards associated with the receivables, and as a result of which such transfer or assignment does not meet the derecognition criteria, resulting in the transfer not being recorded as sale. Consequently, the proceeds received from such transfers are recorded as collateralised debt obligations.

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, if the recourse arrangement is in place. Consequently the proceeds received from such transfers with a recourse arrangements are recorded as loans from banks / financial institutions and classified under short-term borrowings.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

Nature of Asset	As at March 31, 2019			As at March 31, 2018
	Carrying amount of asset sold		Carrying amount of associated liabilities	Carrying amount of asset sold		Carrying amount of associated liabilities
(a) Trade receivables	1,031.46		1,031.46	1,507.44		1,507.44
(b) Finance receivables	3,033.83	[1]	3,047.33	1,306.91	[1]	1,320.58

[1]	Net of provision of ₹38.03 crores and ₹22.62 crores as at March 31, 2019 and 2018, respectively.

(c)	Cash flow hedges

As at March 31, 2019, the Company and its subsidiaries have a number of financial instruments designated in a hedging relationship. The Company and its subsidiaries use both foreign currency forward and option contracts, cross currency interest rate swaps and other currency options to hedge changes in future cash flows as a result of foreign currency and interest rate risk arising from sales and purchases and repayment of foreign currency bonds. The Company and its subsidiaries have also designated some of its U.S. dollar denominated bonds as hedging instruments in a cash flow hedging relationship to hedge the changes in future cash flows as a result of foreign currency risk arising from future anticipated sales.

The Company and its subsidiaries also have a number of foreign currency options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of Ind AS 109, hence the change in fair value of these derivatives are recognised in the statement of Profit and Loss.

Options are designated on spot discounted basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognised in Cost of Hedge reserve. Changes in the spot intrinsic value of options is recognised in Hedge reserve. Changes in fair value arising from own and counter-party credit risk in options and forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of forward exchange contracts attributable to changes in credit spread are recognised in the statement of Profit and Loss. Cross currency basis spread was historically included in the hedging relationship. Any ineffectiveness arising out of cross currency basis spread is recognised in the statement of Profit and Loss as it arises. Cross currency basis spread arising from forward exchange contracts entered after 1st January 2018 is identified as cost of hedge and accordingly changes in fair value attributable to this is recognised in cost of hedge reserve.

Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognised in other comprehensive income and the ineffective portion of the fair value change is recognised in statement of Profit and Loss. The fair value gain/losses recorded in Hedge reserve and Cost of Hedge reserve is recognised in the statement of Profit and Loss when the forecasted transactions occur. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognised in statement of Profit or Loss during the years ending March 31, 2020 to 2024.

F-98

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
Fair value gain/(loss) of foreign currency derivative contracts entered for cash flow hedges of forecast sales recognised in hedging reserve	(6,045.46)	6,533.29
Fair value gain/(loss) of foreign currency derivative contracts entered for cash flow hedges of forecast inventory purchases recognised in hedging reserve	(1,746.28)	1,227.74
Fair value gain/(loss) of foreign currency bonds designated as cash flow hedges of forecast sales recognised in hedging reserve	(942.91)	1,243.52
Fair value gain/(loss) of cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognised in hedging reserve	44.60	(35.91)
Fair value gain/(loss) of interest rate swaps entered for cash flow hedges of payment of interest on borrowings benchmarked to LIBOR	(57.57)	—

Fair value gain/(loss) recognised in Hedging reserve	(8,747.62)	8,968.64

Gain/(loss) reclassified from Hedging reserve and recognised in ‘Revenue from operations’ in the statement of Profit and Loss on occurance of forecast sales	(6,956.21)	(10,274.11)
Gain/(loss) reclassified out of Hedging reserve and recorded in Inventory in the Balance sheet on occurance of forecast purchases	1,011.27	1,430.25
Gain/(loss) reclassified from Hedging reserve and recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of Profit and Loss on account of forecast transactions no longer expected to occur	(102.79)	(54.70)

Gain/(loss) reclassified from Hedging reserve	(6,047.73)	(8,898.56)

Gain/(loss) on foreign currency derivatives not hedge accounted, recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of Profit and Loss	(749.80)	1,176.20
Fair value gain/(loss) recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of Profit and Loss on account of ineffectiveness arising from foreign currency basis spread on forward contracts designated in cash flow hedge relationship	(133.64)	381.64

	(883.44)	1,557.84

(d)	Financial risk management

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity prices, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The Company has a risk management policy which not only covers the foreign exchange risks but also other risks associated with the financial assets and liabilities such as interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

•	Create a stable business planning environment by reducing the impact of currency and interest rate fluctuations on the Company’s business plan.

•	Achieve greater predictability to earnings by determining the financial value of the expected earnings in advance.

(i)	Market risk

Market risk is the risk of any loss in future earnings, in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

(a)	Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the income statement and equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

F-99

Notes Forming Part of Consolidated Financial Statements

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in U.S. dollar, GBP, Chinese renminbi, Japanese yen, Singapore dollar and Euro, against the respective functional currencies of Tata Motors Limited and its subsidiaries.

The Company, as per its risk management policy, uses foreign exchange and other derivative instruments primarily to hedge foreign exchange and interest rate exposure. Furthermore, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues from its international operations. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing the Company’s capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in accordance with its risk management policies.

The foreign exchange rate sensitivity is calculated for each currency by aggregation of the net foreign exchange rate exposure of a currency and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of each currency by 10%.

The following analysis is based on the gross exposure as of the relevant balance sheet dates, which could affect the income statement. There is no exposure to the income statement on account of translation of financial statements of consolidated foreign entities. Furthermore, the exposure as indicated below is mitigated by natural hedges resulting from anticipated revenue and cost in foreign currency expected to arise in future as well as certain derivative contracts entered into by the Company.

The following table sets forth information relating to foreign currency exposure other than risk arising from derivatives contract as of March 31, 2019:

	(₹ in crores)
	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others[1]	Total
(a) Financial assets	22,765.97	12,594.09	1,985.31	1,600.67	339.86	2,718.46	42,004.36
(b) Financial liabilities	39,089.20	32,226.04	3,850.11	5,926.98	440.59	2,828.53	84,361.45

[1]	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in increase/decrease in the Company’s net income before tax by approximately ₹4,200.44 crores for financial assets and decrease/increase in Company’s net income before tax by approximately ₹7,744.66 crores for financial liabilities respectively for the year ended March 31, 2019 and decrease/increase in the Company’s other comprehensive income by approximately ₹691.49 crores in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2019.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives) as of March 31, 2018:

	(₹ in crores)
	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others	Total
(a) Financial assets	13,531.07	12,817.17	4,997.72	1,511.50	475.02	4,165.24	37,497.72
(b) Financial liabilities	36,909.10	31,192.69	5,398.91	6,371.66	545.65	3,538.95	83,956.96

(Note: The impact is indicated on the income/loss before tax basis).

F-100

Notes Forming Part of Consolidated Financial Statements

(b)	Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the Company’s cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like short term non-convertible bonds and short term loans.

In its financing business, the Company enters into transactions with customers which primarily result in receivables at fixed rates. In order to manage this risk, the Company has a policy to match funding in terms of maturities and interest rates and also for certain part of the portfolio, the Company does not match funding with maturities, in order to take advantage of market opportunities.

The Company also enters into arrangements of securitisation of receivables in order to reduce the impact of interest rate movements. Further, Company also enters into interest rate swap contracts with banks to manage its interest rate risk.

As at March 31, 2019 and 2018 financial liability of ₹30,284.89 crores and ₹21,018.28 crores respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of ₹302.85 crores and ₹210.18 crores on income for the year ended March 31, 2019 and 2018, respectively.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

The Company uses cross currency interest rate swaps to hedge some of its exposure to interest rate arising from variable rate foreign currency denominated debt. The Company and its subsidiaries also uses cross currency interest rate swaps to convert some of its foreign currency denominated fixed rate debt to floating rate debt.

(c)	Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities.

The fair value of some of the Company’s investment in quoted equity securities measured at FVOCI as of March 31, 2019 and 2018, was ₹304.31 crores and ₹340.48 crores, respectively. A 10% change in prices of these securities held as of March 31, 2019 and 2018, would result in an impact of ₹30.43 crores and ₹34.05 crores on equity, respectively.

The fair value of some of the Company’s investments in quoted equity securities measured at FVTPL as of March 31, 2019 and 2018, was ₹423.14 crores and ₹Nil , respectively. A 10% change in prices of these securities measured at FVTPL held as of March 31, 2019 and 2018, would result in an impact of ₹42.31 crores and ₹Nil on statement of Profit and Loss, respectively.

(Note: The impact is indicated on equity and profit and loss before consequential tax impact, if any).

F-101

Notes Forming Part of Consolidated Financial Statements

(ii)	Credit risk

Credit risk is the risk of financial loss arising from counter-party failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments in debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was ₹1,02,812.99 crores as at March 31, 2019 and ₹1,03,506.52 crores as at March 31, 2018, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2019, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

Trade receivables

	(₹ in crores)
	As at March 31, 2019				As at March 31, 2018
	Gross	Allowance	Net		Gross	Allowance	Net
Period (in months)
(a) Not due	15,089.88	(32.41)	15,057.47		15,951.89	(21.56)	15,930.33
(b) Overdue up to 3 months	3,108.65	(13.10)	3,095.55		3,281.94	(37.15)	3,244.79
(c) Overdue 3-6 months	251.69	(18.37)	233.32		224.36	(35.48)	188.88
(d) Overdue more than 6 months	1,516.05	(906.22)	609.83	[1]	1,696.78	(1,167.48)	529.30

Total	19,966.27	(970.10)	18,996.17		21,154.97	(1,261.67)	19,893.30

Trade receivables consist of a large number of various types of customers, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of these trade receivables and where appropriate, allowance for losses are provided.

[1]

Trade receivables overdue more than six months include ₹513.08 crores as at March 31, 2019 (₹462.22 crores as at March 31, 2018, outstanding from state government organisations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in collection on account of future with respect to certain macro economic factor like GDP growth, fuel price and inflation.

Finance receivables2

	(₹ in crores)
	As at March 31, 2019			As at March 31, 2018
	Gross	Allowance	Net	Gross	Allowance	Net
Period (in months)
(a) Not due[3]	33,634.95	(608.20)	33,026.75	23,914.24	(762.15)	23,152.09
(b) Overdue up to 3 months	429.47	(19.44)	410.03	452.63	(15.45)	437.18
(c) Overdue more than 3 months	393.32	(205.41)	187.91	703.88	(411.97)	291.91

Total	34,457.74	(833.05)	33,624.69	25,070.75	(1,189.57)	23,881.18

[2]	Finance receivables originated in India.
[3]	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

F-102

Notes Forming Part of Consolidated Financial Statements

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, fixed deposits from public, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the public deposits/non-convertible debentures (taken by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2019:

Financial liabilities

	(₹ in crores)
	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
(a) Trade payables and acceptances	71,690.67	71,690.67	—	—	—	71,690.67
(b) Borrowings and interest thereon	107,234.92	40,893.54	18,470.53	44,033.57	19,818.26	123,215.90
(c) Derivative liabilities	7,404.97	5,369.66	2,834.10	1,364.31	300.14	9,868.21
(d) Other financial liabilities	12,132.40	12,002.13	52.55	49.40	55.64	12,159.72

Total	198,462.96	129,956.00	21,357.18	45,447.28	20,174.04	216,934.50

Contractual maturities of borrowings includes cash flows relating to collateralised debt obligations. This represents the amount received against the transfer of finance receivables in securitisation transactions and/or direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturities of such collateralised debt obligations are as follows:

Financial liabilities

	(₹ in crores)
	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
Collateralised debt obligations	3,047.33	1,482.42	1,013.40	551.51	3,047.33

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2018:

Financial liabilities

	(₹ in crores)
	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
(a) Trade payables and acceptances	76,939.83	76,939.83	—	—	—	76,939.83
(b) Borrowings and interest thereon	90,046.19	31,349.98	14,909.70	40,002.72	16,401.49	102,663.89
(c) Derivative liabilities	8,657.86	6,207.66	2,968.80	1,218.82	120.76	10,516.04
(d) Other financial liabilities	13,296.93	13,026.82	153.23	87.48	79.64	13,347.17

Total	188,940.81	127,524.29	18,031.73	41,309.02	16,601.89	203,466.93

F-103

Notes Forming Part of Consolidated Financial Statements

The contractual maturities of such collateralised debt obligations are as follows:

Financial liabilities

	(₹ in crores)
	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
Collateralised debt obligations	1,320.58	728.09	592.49	—	1,320.58

(iv)	Derivative financial instruments and risk management

The Company has entered into variety of foreign currency, interest rates and commodity forward contracts and options to manage its exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. The counterparty is generally a bank. These financial exposures are managed in accordance with the Company’s risk management policies and procedures.

The Company also enters into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on its fixed rate or variable rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counter-party risks, settlement risks and gearing risks.

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
(a) Foreign currency forward exchange contracts and options	(5,242.65)	(3,708.93)
(b) Commodity Derivatives	101.95	(0.24)
(c) Others including interest rate and currency swaps	(117.59)	374.34

Total	(5,258.29)	(3,334.83)

The gain/(loss) on commodity derivative contracts, recognised in the statement of Profit and Loss was ₹84.74 crores gain and ₹214.63 crores gain for the years ended March 31, 2019 and 2018, respectively.

Foreign exchange sensitivity in respect of company’s exposure to forward and option contract:

	(₹ in crores)
	As at March 31, 2019	As at March 31, 2018
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	2,316.97	4,532.90
Gain/(loss) in statement of Profit and loss	(675.27)	213.42
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	(2,629.28)	(5,335.38)
Gain/(loss) in statement of Profit and loss	2,179.83	(134.65)

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate (loss)/gain of ₹(479.79) crores/₹479.79 crores and ₹(461.42)/₹461.42 crores in the statement of Profit and Loss for the years ended March 31, 2019 and 2018, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

F-104

Notes Forming Part of Consolidated Financial Statements

41.	Disclosure on Financials instruments designated as hedging instrument in cashflow hedge

The details of cash flow hedges entered by the Company to hedge interest rate risk arising on floating rate borrowings and by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flow arising from revenue and cost of materials is as follows:

Outstanding contracts	Average strike rate		Nominal amounts		Carrying value
			(£ in million)		(₹ in crores)
	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018
Foreign currency forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.674	0.659	1,356.8	1,724.9	(1,584.84)	(1,148.02)
Between 1-5 years	0.699	0.676	1,679.3	2,659.9	(1,003.76)	(581.39)
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.105	0.102	2,131.9	2,974.0	(1,381.19)	(2,774.27)
Between 1-5 years	0.108	0.105	1,298.7	2,581.9	(394.63)	(767.81)
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.863	0.817	2,691.4	1,602.1	133.96	1,200.62
Between 1-5 years	0.907	0.868	3,180.6	2,818.8	(642.62)	1,108.34
Cash flow hedges - Other
<1 year	0.002	—	1,799.7	1,748.3	17.20	(567.55)
Between 1-5 years	0.004	—	881.1	1,559.7	101.37	370.98
Foreign currency options
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.716	0.743	157.6	48.3	(9.96)	25.84
Between 1-5 years	0.698	0.706	265.8	258.4	(28.06)	113.51
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.000	0.103	—	10.3	—	—
Between 1-5 years	—	—	—	—	—	—
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.966	0.963	806.7	534.3	(71.50)	(23.07)
Between 1-5 years	0.970	0.969	849.3	1,560.4	(21.72)	105.20
Cash flow hedges of foreign exchange risk on recognised debt
Cross currency interest rate swaps
USD
<1 year	—	—	—	—	—	—
Between 1-5 years	—	—	—	—	—	—
>5 years	0.759	0.759	379.6	379.6	100.47	(258.40)

F-105

Notes Forming Part of Consolidated Financial Statements

Outstanding contracts	Average strike rate		Nominal amounts		Carrying value
			(£ in million)		(₹ in crores)
	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018
EURO
<1 year	—	—	—	—	—	—
Between 1-5 years	—	—	—	—	—	—
>5 years	0.891	—	445.6	—	(133.05)	—

Total foreign currency derivative instruments			17,924.1	20,460.9	(4,918.34)	(3,196.0)

Debt instruments denominated in foreign currency
USD
< 1 year	0.736	0.673	735.8	471.0	(6,950.58)	(4,614.23)
Between 1-5 years	0.000	0.736	—	735.8	—	(6,561.44)

Total debt instruments denominated in foreign currency			735.8	1,206.8	(6,950.58)	(11,175.67)

Cash flow hedges of interest rate risk arising on floating rate borrowings

	Average strike rate		Nominal amounts		Carrying value
			(USD in million)		(₹ in crores)
	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018	As at March 31 2019	As at March 31 2018
Interest rate swaps linked to LIBOR
>5 years	2.86%	—	237.5	—	(57.57)	—

Total derivatives designated in hedge relationship					(4,975.9)	(3,196.0)

Total debt instruments designated in hedge relationship					(6,950.6)	(11,175.7)

42.	Segment reporting

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

A core recent initiative of the Company was the implementation of the Organisation Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, the automotive segments has the following four reportable segments commencing Fiscal 2019:

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous period reported has been updated to make it comparable.

F-106

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
	For the year ended/as at March 31, 2019
	Automotive and related activity
	Tata and other brand vehicles[1]
Particulars	Commercial Vehicles	Passenger Vehicles	Unallocable	Total	Vehicle Financing	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter- segment eliminations	Total
Revenues:
External revenue	58,137.10	14,390.34	110.60	72,638.04	3,503.99	223,513.58	—	299,655.61	2,282.79	—	301,938.40
Inter-segment/intra-segment revenue	—	79.46	—	79.46	196.19	—	(275.65)	—	1,343.28	(1,343.28)	—

Total revenues	58,137.10	14,469.80	110.60	72,717.50	3,700.18	223,513.58	(275.65)	299,655.61	3,626.07	(1,343.28)	301,938.40

Earnings before other income (excluding incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:	4,116.16	(1,387.79)	(362.97)	2,365.40	2,301.84	(1,278.47)	—	3,388.77	505.44	(120.18)	3,774.03
Finance costs pertaining to borrowings sourced by vehicle financing segment	—	—	—	—	(2,615.65)	—	—	(2,615.65)	—	—	(2,615.65)

Segment results	4,116.16	(1,387.79)	(362.97)	2,365.40	(313.81)	(1,278.47)	—	773.12	505.44	(120.18)	1,158.38

Reconciliation to Profit before tax:
Other income(excluding incentives)											1,170.89
Finance costs (excluding pertaining to borrowings sourced by vehicle financing segment)											(3,142.95)
Foreign exchange gain/(loss) (net)											(905.91)
Exceptional items gain/(loss) (net)	(556.53)	(118.04)	376.07	(298.50)	—	(29,353.06)	—	(29,651.56)	—	—	(29,651.56)

Profit before tax											(31,371.15)

Depreciation and amortisation expense	1,664.87	1,416.15	152.43	3,233.45	18.65	20,212.58	—	23,464.68	161.71	(35.76)	23,590.63
Capital expenditure	2,120.38	3,032.46	76.35	5,229.19	71.96	31,268.07	—	36,569.22	66.45	—	36,635.67
Share of profit/(loss) of equity accounted investees (net)	—	—	41.67	41.67	(0.72)	75.37	—	116.32	93.18	—	209.50
Segment assets	26,927.43	19,446.38	1,648.49	48,022.30	38,261.58	170,433.61	—	256,717.49	2,003.74	(1,225.25)	257,495.98
Assets classified as held for sale	—	—	162.24	162.24	—	—	—	162.24	—	—	162.24
Investment in equity accounted investees	422.54	—	—	422.54	2.67	4,318.17	—	4,743.38	—	—	4,743.38
Investment in equity accounted investees (held for sale)	—	—	—	—	—	—	—	—	591.50	—	591.50
Reconciliation to total assets:
Other Investments											10,435.84
Current and non-current tax assets (net)											1,208.93
Deferred tax assets (net)											5,151.11
Other unallocated financial assets[2]											27,405.55

Total assets											307,194.53

Segment liabilities	15,937.65	3,687.73	1,752.13	21,377.51	711.43	107,296.26	(337.65)	129,047.55	529.07	(252.06)	129,324.56
Liabilities classified as held-for-sale	—	—	—	—	—	—	—	—	—	—	—
Reconciliation to total liabilities:
Borrowings											106,175.34
Current tax liabilities (net)											1,017.64
Deferred tax liabilities (net)											1,491.04
Other unallocated financial liabilities[3]											8,483.33

Total liabilities											246,491.91

1	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
2	Includes interest-bearing loans and deposits and accrued interest income.
3	Includes interest accrued and other interest bearing liabilities.

F-107

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Particulars	For the year ended/as at March 31, 2018
	Automotive and related activity								Others	Inter- segment eliminations	Total
	Tata and other brand vehicles[1]				Vehicle Financing	Jaguar Land Rover	Intra- segment eliminations	Total
	Commercial Vehicles	Passenger Vehicles	Unallocable	Total
Revenues:
External revenue	49,373.55	13,190.78	169.69	62,734.02	2,800.22	224,831.05	—	290,365.29	1,975.35	—	292,340.64
Inter-segment/intra-segment revenue	—	151.26	—	151.26	—	—	(131.91)	19.35	1,277.01	(1,296.36)	—

Total revenues	49,373.55	13,342.04	169.69	62,885.28	2,800.22	224,831.05	(131.91)	290,384.64	3,252.36	(1,296.36)	292,340.64

Earnings before other income (excluding incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:	3,595.32	(3,045.92)	(254.13)	295.27	1,808.31	9,408.80	—	11,512.38	422.32	(147.19)	11,787.51
Finance costs pertaining to borrowings sourced by vehicle financing segment	—	—	—	—	(1,905.30)	—	—	(1,905.30)	—	—	(1,905.30)

Segment results	3,595.32	(3,045.92)	(254.13)	295.27	(96.99)	9,408.80	—	9,607.08	422.32	(147.19)	9,882.21

Reconciliation to Profit before tax:
Other income(excluding incentives)											888.89
Finance costs (excluding pertaining to borrowings sourced by vehicle financing segment)											(2,776.49)
Foreign exchange gain/(loss) (net)											1,185.28
Exceptional items gain/(loss) (net)	(166.66)	(800.00)	—	(966.66)	—	2,941.80	—	1,975.14	—	—	1,975.14

Profit before tax											11,155.03

Depreciation and amortisation expense	1,589.97	1,486.33	145.74	3,222.04	18.34	18,257.09		21,497.47	56.12	—	21,553.59
Capital expenditure	1,402.40	1,977.39	85.98	3,465.77	47.15	39,093.99		42,606.91	84.16	(18.78)	42,672.29
Share of profit/(loss) of equity accounted investees (net)	—	—	30.18	30.18	—	2,138.92	—	2,169.10	109.16	—	2,278.26
Segment assets	27,903.07	16,400.05	2,583.51	46,886.63	27,653.16	199,513.67	(1,140.94)	272,912.52	13.26	(886.02)	272,039.76
Assets classified as held for sale	—	—	223.33	223.33				223.33	2,756.91	(395.05)	2,585.19
Investment in equity accounted investees	383.00	2.50	—	385.50	—	4,502.39	—	4,887.89	—	—	4,887.89
Investment in equity accounted investees (held for sale)	—	—	—	—	—	—	—	—	497.35	—	497.35
Reconciliation to total assets:
Other investments											15,427.51
Current and non-current income tax assets											1,108.81
Deferred income taxes											4,158.70
Other unallocated financial assets[2]											30,645.30

Total assets											331,350.51

Segment liabilities	14,714.92	3,137.17	2,719.83	20,571.92	724.40	107,864.26	(997.60)	128,162.98	84.01	(315.22)	127,931.77
Liabilities classified as held-for-sale	—	—	—	—	—	—	—	—	1,070.18	—	1,070.18
Reconciliation to total liabilities:
Borrowings											88,950.47
Current income tax liabilities											1,559.07
Deferred income taxes											6,125.80
Other unallocated financial liabilities[3]											9,760.25

Total liabilities											235,397.54

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

F-108

Notes Forming Part of Consolidated Financial Statements

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) India	68,087.44	58,659.18
(b) United States of America	52,472.91	44,991.88
(c) United Kingdom	49,113.81	50,456.60
(d) Rest of Europe	49,814.17	46,393.27
(e) China	30,414.75	42,635.26
(f) Rest of the World	52,035.32	49,204.45

Total	301,938.40	292,340.64

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) India	29,626.94	27,222.38
(b) United States of America	291.99	299.00
(c) United Kingdom	101,436.47	124,201.80
(d) Rest of Europe	9,470.80	7,242.06
(e) China	140.92	166.11
(f) Rest of the World	2,513.76	2,697.73

Total	143,480.88	161,829.08

Information about product revenues:

	(₹ in crores)
	Year ended March 31, 2019	Year ended March 31, 2018
(a) Tata and Fiat vehicles	68,870.87	58,093.58
(b) Tata Daewoo commercial vehicles	3,911.66	4,828.79
(c) Finance revenues	3,399.55	2,604.03
(d) Jaguar Land Rover vehicles	223,513.58	224,831.05
(e) Others	2,242.74	1,983.19

Total	301,938.40	292,340.64

F-109

Notes Forming Part of Consolidated Financial Statements

43.	Related-party transactions

The Company’s related parties principally consist of Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products and services with its associates, joint operations and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2019:

	(₹ in crores)
Particulars	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Pvt Ltd, its subsidiaries and joint arrangements	Total
Purchase of products	2,369.10	2.46	3,940.77	202.80	6,515.13
Sale of products	328.40	2,946.55	825.32	828.10	4,928.37
Services received	46.20	1.13	—	1,866.80	1,914.13
Services rendered	21.70	765.32	6.04	116.30	909.36
Bills discounted	—	—	—	5,493.78	5,493.78
Purchase of property, plant and equipment	13.50	—	—	0.80	14.30
Purchase of Investments	7.20	—	—	—	7.20
Sale of Investments	—	—	—	533.35	533.35
Interest (income)/expense, dividend (income)/paid, (net)	(12.40)	(199.13)	(26.22)	23.10	(214.65)
Finance given (including loans and equity)	—	5.75	—	—	5.75
Finance taken (including loans and equity)	177.00	—	—	—	177.00
Finance taken, paid back (including loans and equity)	210.00	—	—	—	210.00
Amounts receivable in respect of loans and interest thereon	—	3.75	—	3.80	7.55
Amounts payable in respect of loans and interest thereon	23.00	—	—	3.60	26.60
Trade and other receivables	55.60	132.15	—	198.80	386.55
Trade payables	304.30	2.59	246.10	372.90	925.89
Acceptances	—	—	—	69.13	69.13

F-110

Notes Forming Part of Consolidated Financial Statements

The following table summarises related-party transactions included in the consolidated financial statements for the year ended/as at March 31, 2018:

	(₹ in crores)
Particulars	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Pvt Ltd, its subsidiaries and joint arrangements	Total
Purchase of products	2,605.70	—	3,163.10	171.30	5,940.10
Sale of products	201.60	6,008.21	545.49	709.10	7,464.40
Services received	8.90	550.09	0.16	1,735.30	2,294.45
Services rendered	19.00	1,207.72	4.34	24.10	1,255.16
Bills discounted	—	—	—	4,135.03	4,135.03
Purchase of property, plant and equipment	62.40	—	—	0.20	62.60
Purchase of Investments	—	2.50	—	—	2.50
Interest (income)/expense, dividend (income)/paid, (net)	(9.50)	(1,764.49)	(4.60)	26.30	(1,752.29)
Finance taken (including loans and equity)	489.00	—	—	—	489.00
Finance taken, paid back (including loans and equity)	489.00	—	—	—	489.00
Amounts receivable in respect of loans and interest thereon	—	—	—	4.00	4.00
Amounts payable in respect of loans and interest thereon	56.00	—	—	4.80	60.80
Trade and other receivables	63.30	1,037.14	(0.07)	151.10	1,251.47
Trade payables	149.60	0.25	184.88	335.70	670.43
Acceptances	—	—	—	220.16	220.16
Deposits given as security	—	—	—	3.00	3.00

Note: With the introduction of GST from July 1, 2017, the related party transactions reported does not include indirect tax component. The previous year figures to that extent is not comparable.

Details of significant transactions are given below:

Particulars	Nature of relationship	Year ended March 31, 2019	Year ended March 31, 2018
i) Services rendered
Chery Jaguar Land Rover Automotive Company Limited	Joint ventures	765.32	1,207.72
ii) Bill discounted
Tata Capital	Tata Sons Pvt Ltd, its subsidiaries and joint arrangements	5,493.78	4,135.03
iii) Sale of Investment in a Subsidiary company
Tata Advanced Systems Ltd. (TASL)	Tata Sons Pvt Ltd, its subsidiaries and joint arrangements	533.35	—

F-111

Notes Forming Part of Consolidated Financial Statements

Compensation of key management personnel:

	(₹ in crores)
Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Short-term benefits	63.39	79.84
Post-employment benefits*	5.46	1.76
Share based payment	0.44	—

The compensation of CEO and Managing Director is ₹26.32 crores and ₹26.42 crores for the year ended March 31, 2019 and 2018, respectively.

The compensation of CEO at Jaguar Land Rover is ₹31.82 crores and ₹40.08 crores for the year ended March 31, 2019 and 2018, respectively.

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Refer note 37 of information on transactions with post-employment benefit plans.

44.	Earnings per Share (“EPS”)

			Year ended March 31, 2019	Year ended March 31, 2018
(a) Profit / (Loss) for the period	₹	crores	(28,826.23)	8,988.91
(b) The weighted average number of Ordinary shares for Basic EPS		Nos.	2,887,348,474	2,887,348,357
(c) The weighted average number of ‘A’ Ordinary shares for Basic EPS		Nos.	508,502,371	508,502,336
(d) The nominal value per share (Ordinary and ‘A’ Ordinary)	₹		2.00	2.00
(e) Share of profit / (loss) for Ordinary shares for Basic EPS	₹	crores	(24,509.73)	7,638.57
(f) Share of profit / (loss) for ‘A’ Ordinary shares for Basic EPS*	₹	crores	(4,316.50)	1,350.34
(g) Earnings Per Ordinary share (Basic)	₹		(84.89)	26.46
(h) Earnings Per ‘A’ Ordinary share (Basic)	₹		(84.89)	26.56
(i) Profit after tax for Diluted EPS	₹	crores	#	8,988.91
(j) The weighted average number of Ordinary shares for Basic EPS		Nos.	#	2,887,348,357
(k) Add: Adjustment for Options relating to warrants and shares held in abeyance		Nos.	#	494,469
(l) The weighted average number of Ordinary shares for Diluted EPS		Nos.	#	2,887,842,826
(m) The weighted average number of ‘A’ Ordinary shares for Basic EPS		Nos.	#	508,502,336
(n) Add: Adjustment for ‘A’ Ordinary shares held in abeyance		Nos.	#	233,774
(o) The weighted average number of ‘A’ Ordinary shares for Diluted EPS		Nos.	#	508,736,110
(p) Share of profit for Ordinary shares for Diluted EPS	₹	crores	#	7,638.23
(q) Share of profit for ‘A’ Ordinary shares for Diluted EPS*	₹	crores	#	1,350.68
(r) Earnings Per Ordinary share (Diluted)	₹		(84.89)	26.45
(s) Earnings Per ‘A’ Ordinary share (Diluted)	₹		(84.89)	26.55

*	‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.
#	Since there is a loss for the year ended March 31, 2019 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

Note:

Employee Stock options are not considered to be dilutive based on the average market price of ordinary shares during the period.

F-112

Notes Forming Part of Consolidated Financial Statements

45.	Additional information as required under Schedule III to the Companies Act, 2013, of enterprises consolidated as subsidiary / Associates / Joint Ventures

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Parent
Tata Motors Ltd	35.82%	21,558.50	(6.60)%	1,903.94	0.41%	(23.05)	(5.47)%	1,880.89
Subsidiaries
Indian
TAL Manufacturing Solutions Ltd (Till March 29, 2019)	0.00%	—	(0.20)%	56.60	0.00%	—	(0.16)%	56.60
Concorde Motors (India) Ltd	0.01%	6.43	0.37%	(105.69)	(0.00)%	0.11	0.31%	(105.58)
Tata Motors Finance Ltd	4.93%	2,966.77	(0.71)%	203.88	(0.10)%	5.53	(0.61)%	209.41
Tata Technologies Ltd	1.26%	759.25	(0.66)%	191.18	(0.04)%	2.15	(0.56)%	193.33
Tata Motors Insurance Broking & Advisory Services Ltd	0.06%	33.12	(0.06)%	17.89	(0.00)%	0.20	(0.05)%	18.09
TML Distribution Company Ltd	0.67%	400.96	(0.16)%	46.50	(0.00)%	0.03	(0.14)%	46.53
TMF Holdings Limited	7.00%	4,213.78	(0.01)%	3.69	0.00%	(0.03)	(0.01)%	3.66
Tata Motors Financial Solutions Ltd	1.92%	1,158.21	(0.34)%	99.43	(0.01)%	0.51	(0.29)%	99.94
Tata Marcopolo Motors Ltd	0.22%	132.03	(0.04)%	12.97	0.03%	(1.83)	(0.03)%	11.14
Jaguar Land Rover India Limited	0.43%	259.96	0.08%	(23.00)	(0.31)%	17.02	0.02%	(5.98)
Foreign
Tata Daewoo Commercial Vehicle Co. Ltd	3.80%	2,284.59	0.62%	(179.12)	0.17%	(9.50)	0.55%	(188.62)
Tata Motors European Technical Centre Plc	0.51%	308.20	0.10%	(27.81)	0.00%	—	0.08%	(27.81)
Tata Motors (SA) (Proprietary) Ltd	0.02%	14.43	(0.00)%	1.34	(0.02)%	1.37	(0.01)%	2.71
Tata Motors (Thailand) Ltd	(1.09)%	(658.14)	1.74%	(501.18)	0.49%	(27.05)	1.54%	(528.23)
TML Holdings Pte Ltd, Singapore	15.85%	9,540.38	(4.65)%	1,339.07	(6.81)%	379.80	(5.00)%	1,718.87
Tata Hispano Motors Carrocera S.A	(1.26)%	(755.61)	0.07%	(20.12)	0.00%	—	0.06%	(20.12)
Tata Hispano Motors Carroceries Maghreb	(0.06)%	(36.25)	0.00%	(0.55)	0.00%	—	0.00%	(0.55)
Trilix S.r.l	0.04%	26.37	0.07%	(21.26)	0.00%	—	0.06%	(21.26)
Tata Precision Industries Pte Ltd	(0.00)%	(0.21)	0.00%	(1.08)	0.00%	—	0.00%	(1.08)
PT Tata Motors Indonesia	0.35%	213.03	0.01%	(2.11)	0.00%	—	0.01%	(2.11)
INCAT International Plc.	0.07%	44.18	(0.00)%	0.84	0.02%	(0.87)	0.00%	(0.03)
Tata Technologies Inc.	0.64%	386.62	(0.04)%	11.39	(0.37)%	20.87	(0.09)%	32.26
Tata Technologies de Mexico, S.A. de C.V.	0.01%	5.80	0.00%	(0.56)	0.01%	(0.48)	0.00%	(1.04)

F-113

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Cambric Limited, Bahamas	0.03%	19.35	0.00%	(0.89)	0.00%	—	0.00%	(0.89)
Cambric GmbH (in process of liquidation)	0.00%	1.83	0.00%	(0.06)	0.00%	(0.20)	0.00%	(0.26)
Tata Technologies SRL, Romania	0.07%	39.61	(0.05)%	14.31	0.06%	(3.09)	(0.03)%	11.21
Tata Manufacturing Technologies Consulting (Shanghai) Limited	0.10%	60.50	(0.08)%	22.06	0.01%	(0.45)	(0.06)%	21.61
Tata Technologies Europe Limited	1.35%	813.07	(0.40)%	114.94	0.36%	(19.92)	(0.28)%	95.02
Escenda Engineering AB	0.00%	0.48	0.01%	(2.45)	(0.05)%	2.76	(0.00)%	0.31
INCAT GmbH (in process of liquidation)	0.03%	17.68	(0.00)%	0.28	0.01%	(0.71)	0.00%	(0.44)
Tata Technologies (Thailand) Limited	0.02%	11.90	(0.00)%	1.28	(0.01)%	0.52	(0.01)%	1.80
TATA Technologies Pte Ltd.	1.28%	771.88	(0.01)%	1.78	(0.79)%	43.93	(0.13)%	45.71
Jaguar Land Rover Automotive plc	31.84%	19,162.09	(0.14)%	40.02	0.00%	—	(0.12)%	40.02
Jaguar Land Rover Limited (formerly known as Land Rover Holdings Ltd.)	119.88%	72,146.08	108.05%	(31,146.30)	64.61%	(3,602.44)	101.01%	(34,748.74)
Jaguar Land Rover Holdings Limited	67.91%	40,868.11	(0.72)%	206.76	0.00%	—	(0.60)%	206.76
JLR Nominee Company Limited	0.00%	0.00	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover (South Africa) Holdings Limited	3.02%	1,819.27	(0.43)%	123.09	0.00%	—	(0.36)%	123.09
Jaguar Cars Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Land Rover Exports Limited (Business transferred to Jaguar Land Rover Exports Ltd)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Lanchester Motor Company Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Daimler Motor Company Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
S S Cars Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Daimler Transport Vehicles Limited	0.02%	13.58	0.00%	—	0.00%	—	0.00%	—
The Jaguar Collection Limited (Dissolved June 19, 2018)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover Pension Trustees Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Cars (South Africa) (Pty) Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover Slovakia s.r.o.	8.44%	5,079.43	(0.60)%	173.81	1.89%	(105.12)	(0.20)%	68.69
Jaguar Racing Limited	0.02%	14.30	(0.01)%	4.31	0.00%	—	(0.01)%	4.31
InMotion Ventures Limited	0.18%	107.50	(0.60)%	171.72	0.00%	—	(0.50)%	171.72
InMotion Ventures 1 Limited	(0.00)%	(1.35)	0.00%	(1.33)	0.00%	—	0.00%	(1.33)

F-114

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
InMotion Ventures 2 Limited	(0.03)%	(16.00)	0.05%	(15.53)	0.00%	—	0.05%	(15.53)
InMotion Ventures 3 Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
InMotion Ventures 4 Limited (Incorporated w.e.f January 4, 2019)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Land Rover Ireland (Services) Limited	0.01%	6.25	(0.02)%	4.44	(0.00)%	0.21	(0.01)%	4.65
Spark44 (JV) Ltd	0.41%	248.89	0.02%	(4.43)	0.00%	—	0.01%	(4.43)
Spark44 Limited (London & Birmingham)	0.00%	—	(0.10)%	29.70	0.00%	—	(0.09)%	29.70
Spark44 Pty Ltd (Sydney)	0.00%	—	(0.01)%	2.32	(0.01)%	0.44	(0.01)%	2.76
Spark44 GmbH (Frankfurt)	0.00%	—	(0.02)%	5.90	(0.02)%	1.12	(0.02)%	7.02
Spark44 GLLC (LA & NYC)	0.00%	—	(0.02)%	6.68	(0.02)%	1.27	(0.02)%	7.95
Spark44 Limited (Shanghai)	0.00%	—	(0.03)%	7.35	(0.03)%	1.40	(0.03)%	8.75
Spark44 Middle East DMCC (Dubai)	0.00%	—	(0.05)%	15.11	(0.05)%	2.87	(0.05)%	17.98
Spark44 Demand Creation Partners Pte Ltd (Mumbai)	0.00%	—	0.00%	(0.26)	0.00%	(0.05)	0.00%	(0.31)
Spark44 Pte Ltd (Singapore)	0.00%	—	(0.00)%	1.17	(0.00)%	0.22	(0.00)%	1.39
Spark44 Communications SL (Madrid)	0.00%	—	(0.01)%	2.08	(0.01)%	0.40	(0.01)%	2.48
Spark44 SRL (Rome)	0.00%	—	0.00%	(0.85)	0.00%	(0.16)	0.00%	(1.01)
Spark44 Limited (Seoul)	0.00%	—	(0.00)%	1.33	(0.00)%	0.25	(0.00)%	1.58
Spark44 K.K. (Tokyo)	0.00%	—	(0.00)%	1.18	(0.00)%	0.22	(0.00)%	1.40
Spark44 Canada Inc (Toronto)	0.00%	—	(0.00)%	0.43	(0.00)%	0.08	(0.00)%	0.51
Spark44 South Africa (Pty) Limited	0.00%	—	(0.00)%	0.40	(0.00)%	0.08	(0.00)%	0.48
Spark44 Colombia S.A.S (Colombia) (Incorporated w.e.f. May 10, 2018)	(0.00)%	(0.20)	0.00%	(0.20)	0.00%	(0.23)	0.00%	(0.43)
Spark44 Taiwan Limited (Taiwan) (Incorporated w.e.f. May 7, 2018)	0.00%	0.19	(0.00)%	0.19	(0.00)%	0.22	(0.00)%	0.41
Limited Liability Company Jaguar Land Rover (Russia)	1.01%	610.74	(0.67)%	193.52	0.00%	—	(0.56)%	193.52
Jaguar Land Rover (China) Investment Co Ltd (previously Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd )	24.85%	14,954.59	(2.60)%	750.16	0.00%	—	(2.18)%	750.16
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	(0.01)%	(4.84)	(0.04)%	11.61	0.00%	—	(0.03)%	11.61
Jaguar Land Rover Colombia SAS	(0.03)%	(20.94)	0.01%	(2.61)	0.00%	—	0.01%	(2.61)
Jaguar Landrover Mexico S.A.P I de C.V	0.07%	43.85	(0.03)%	7.21	0.00%	—	(0.02)%	7.21

F-115

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Jaguar Landrover Services Mexico S.A C.V	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover France SAS	0.09%	52.52	(0.05)%	14.82	0.00%	—	(0.04)%	14.82
Jaguar Land Rover Portugal-Veiculos e Pecas, Lda.	0.07%	42.10	(0.08)%	24.17	0.00%	—	(0.07)%	24.17
Jaguar Land Rover Espana SL (merged company following the absorption of Jaguar Hispania, S.L.U by Land Rover Espana, S.L.U)	0.67%	405.44	(0.09)%	25.82	(0.03)%	1.53	(0.08)%	27.35
Jaguar Land Rover Italia SpA	0.40%	242.34	(0.09)%	24.81	0.00%	—	(0.07)%	24.81
Land Rover Ireland Limited - (no longer a trading NSC)	0.01%	6.02	0.00%	(0.43)	(0.03)%	1.86	(0.00)%	1.43
Jaguar Land Rover Korea Co. Ltd.	0.37%	220.16	(0.30)%	87.56	0.00%	—	(0.25)%	87.56
Jaguar Land Rover Deutschland GmbH	0.93%	556.98	(0.30)%	86.03	0.00%	—	(0.25)%	86.03
Jaguar Land Rover Austria GmbH	0.09%	54.53	(0.06)%	17.27	0.00%	—	(0.05)%	17.27
Jaguar Land Rover Australia Pty Limited	0.41%	249.36	(0.37)%	106.99	0.00%	—	(0.31)%	106.99
Jaguar Land Rover North America, LLC.	3.89%	2,342.29	(2.64)%	760.11	(0.00)%	0.02	(2.21)%	760.13
Jaguar Land Rover Japan Limited	0.47%	282.16	(0.24)%	68.53	0.00%	—	(0.20)%	68.53
Jaguar Land Rover Canada, ULC	0.41%	247.31	(0.19)%	54.24	0.00%	—	(0.16)%	54.24
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	0.86%	518.73	(0.18)%	50.91	0.00%	—	(0.15)%	50.91
Jaguar Land Rover Belux N.V. (following the merger of Jaguar Belux and Land Rover Belux)	0.08%	48.51	(0.08)%	24.26	0.00%	—	(0.07)%	24.26
Jaguar Land Rover Nederland BV	0.05%	30.06	(0.08)%	24.30	0.00%	—	(0.07)%	24.30
Jaguar Land Rover (South Africa) (Pty) Limited	0.07%	40.41	0.05%	(14.67)	0.00%	—	0.04%	(14.67)
Jaguar Land Rover Singapore Pte. Ltd	0.03%	20.22	(0.05)%	15.10	0.00%	—	(0.04)%	15.10
Jaguar Land Rover Taiwan Company Pte. Ltd	(0.04)%	(22.60)	0.10%	(29.17)	0.00%	—	0.08%	(29.17)
Jaguar Land Rover Hungary KFT (Incorporated w.e.f July 30, 2018)	0.00%	0.58	(0.00)%	0.46	(0.00)%	0.03	(0.00)%	0.49
Jaguar Land Rover Classic Deutschland GmbH (Incorporated w.e.f. August 10, 2018)	0.03%	16.76	0.01%	(2.81)	0.01%	(0.57)	0.01%	(3.38)
Jaguar Land Rover Classic USA LLC ( Incorporated w.e.f June 1, 2018)	0.00%	—	0.00%	—	0.00%	—	0.00%	—

F-116

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd.	0.03%	20.88	0.00%	(1.07)	(0.04)%	2.16	(0.00)%	1.09
PT Tata Motors Distribusi Indonesia	(0.01)%	(8.03)	0.09%	(25.09)	0.00%	—	0.07%	(25.09)
TMNL Motor Services Nigeria Ltd	(0.00)%	(0.18)	0.00%	(0.14)	0.00%	—	0.00%	(0.14)
Minority Interests in all subsidiaries
Indian
Tata Marcopolo Motors Ltd	(0.11)%	(64.54)	0.02%	(6.36)	(0.02)%	0.89	0.02%	(5.47)
Tata Technologies Ltd	(0.74)%	(442.56)	0.29%	(82.79)	0.05%	(2.59)	0.25%	(85.38)
Foreign
Tata Motors (SA) (Proprietary) Ltd	(0.01)%	(5.78)	0.00%	(0.53)	(0.02)%	0.84	(0.00)%	0.31
Tata Precision Industries Pte Ltd	0.00%	0.03	(0.00)%	0.23	0.00%	—	(0.00)%	0.23
Spark 44 Ltd	(0.10)%	(59.77)	0.12%	(33.28)	0.00%	—	0.10%	(33.28)
Tata Motors (Thailand) Limited	0.08%	49.56	(0.07)%	20.70	(0.02)%	1.13	(0.06)%	21.83
Joint operations
Indian
Fiat India Automobiles Private Limited	2.96%	1,782.30	(0.33)%	95.10	0.01%	(0.32)	(0.28)%	94.78
Tata Cummins Private Ltd	0.87%	523.25	(0.44)%	127.80	0.00%	(0.05)	(0.37)%	127.75
Adjustments arising out of consolidation	(252.47)%	(151,934.60)	14.62%	(4,215.07)	39.84%	(2,221.37)	18.71%	(6,436.44)

Sub - total (a)		54,844.68		(29,035.73)		(5,528.04)		(34,563.77)

Joint ventures (as per proportionate consolidation / investment as per the equity method
Indian
JT Special Vehicle (P) Ltd	0.00%	—	0.01%	(2.50)	0.00%	—	0.01%	(2.50)
Tata HAL Technologies Ltd.	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Foreign
Chery Jaguar Land Rover Automotive Co Ltd	7.14%	4,295.54	(0.35)%	100.94	1.00%	(55.78)	(0.13)%	45.16

Sub - total (b)		4,295.54		98.44		(55.78)		42.66

F-117

Notes Forming Part of Consolidated Financial Statements

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated (profit) or loss	Share of profit or (loss)	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Associates (Investment as per the equity method)
Indian
Tata AutoComp Systems Ltd	0.41%	243.88	(0.11)%	31.90	(0.19)%	10.54	(0.12)%	42.44
Automobile Corporation of Goa Ltd	0.24%	144.60	(0.03)%	9.06	0.01%	(0.35)	(0.03)%	8.71
Tata Hitachi Construction Machinery Company Private Ltd	0.98%	591.05	(0.32)%	93.18	(0.02)%	0.96	(0.27)%	94.14
Loginomic Tech Solutions Private Limited (TruckEasy) (Acquired stake w.e.f. July 10, 2018)	0.00%	1.94	0.00%	(0.72)	0.00%	—	0.00%	(0.72)
Foreign
Nita Company Ltd	0.06%	34.80	(0.01)%	3.22	(0.04)%	2.30	(0.02)%	5.52
Tata Precision Industries (India) Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Synaptiv Limited	0.00%	1.41	0.00%	—	0.00%	(0.03)	0.00%	(0.03)
CloudCar Inc	0.03%	16.35	0.09%	(25.69)	0.09%	(5.01)	0.09%	(30.70)
DriveClubService Pte. Ltd.	0.00%	1.74	(0.00)%	0.11	0.00%	(0.03)	(0.00)%	0.08
Jaguar Cars Finance Limited	0.01%	3.12	0.00%	—	0.00%	(0.06)	0.00%	(0.06)

Sub - total ( c )		1,039.34		111.06		8.32		119.38

Total ( b + c )		5,334.88	100.00%	209.50	100.00%	(47.46)	100.00%	162.04

Total ( a + b + c)	100.00%	60,179.56	100.00%	(28,826.23)	100.00%	(5,575.50)	100.00%	(34,401.73)

F-118

Notes Forming Part of Consolidated Financial Statements

46.	Other Notes

(a)	The following subsidiaries have been considered on unaudited basis. Details for the same as per individual entity’s financials are as under:

	(₹ in crores)
Particulars	Net Worth As at March 31, 2019	Total Revenue for the year ended March 31, 2019	Net Increase/ (Decrease) in Cash & Cash equivalent during 2018-2019
Subsidiaries:
Trilix S.r.l	26.37	56.26	(17.65)
TML Holding Pte Ltd	9,540.38	—	97.28
Concorde Motors India Limited	6.43	1,215.08	94.58
Tata Motors European Technical Centre PLC	308.20	183.46	(1.38)
Tata Technologies de Mexico, S.A. de C.V.	5.80	18.96	(1.42)
INCAT International Plc.	44.18	—	(0.03)
INCAT GmbH.	17.68	—	(0.07)
Cambric Limited	19.35	—	1.37
Tata Technologies SRL Romania	39.61	75.06	8.86
Cambric GmbH	1.83	—	(0.12)

Total	10,009.83	1,548.82	181.42

For the year ended / as at March 31, 2018	9,714.24	1,305.66	568.38

(b)

As at March 31, 2019, certain assets of the Company related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105. Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the assets and liabilities of Tata Technologies Ltd. Accordingly, the Company concluded that these assets and liabilities no longer meets the criteria of “Held for Sale” as per Ind AS 105.

(c)

Exceptional debit of ₹180.97 crores and ₹1,641.38 crores for the year ended March 31, 2019 and 2018, respectively, relates to provision for impairment of certain intangibles under development and capital work-in-progress.

(d) (i)

The exceptional credit of ₹3,609.01 crores (GBP 437.40 million) for the year ended March 31, 2018, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit Scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognised in year ended March 31, 2018.

(ii)

During quarter ended December 31, 2018, the High Court in United Kingdom ruled that pension scheme are required to equalise male and female member’s benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of ₹147.93 crores (GBP 16.5 million) as past services during the year ended March 31, 2019.

(e)

On July 31, 2018, the Company decided to cease its current manufacturing operations of Tata Motors Thailand Ltd. Accordingly, the relevant restructuring costs of ₹381.01 crores have been accounted in the year ended March 31, 2019.

F-119

Notes Forming Part of Consolidated Financial Statements

(f)	During the year ended March 31, 2019, Jaguar Land Rover has announced a voluntary redundancy programme and accordingly had an exceptional charge of ₹1,367.22 crores (GBP 149.40 million).

(g)	During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd (TASL).

(h)

Warranty cost recoverable from suppliers has been reclassified as other financial asset from Loans and Advances. Accordingly, previous year comparative amount of ₹828.52 crores have also been reclassified. This change is not considered material and does not affect the accompanying statement of Profit and Loss, total comprehensive income and cash flows of the Company.

(i)

The Company has entered into an agreement for transfer of its Defence undertaking, which had a value of ₹209.27 crores as at December 31, 2017 to Tata Advanced Systems Ltd (transferee company), for an upfront consideration of ₹100 crores and a future consideration of 3% of the revenue generated from identified Specialised Defence Projects for upto 15 years from the financial year ended FY 2020 subject to a maximum of ₹1,750 crores. The future consideration of 3% of revenue depends on future revenue to be generated from the said projects by the transferee company. On account of the same, the Company has recognised a provision of ₹109.27 crores, which may get reversed in future once projects start getting executed from FY 2020 onwards. The assets related to defence undertaking are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105

(j)

The Company has a process whereby periodically all long term contracts (including derivative contracts) are assessed for material foreseeable losses. At the year end, the Company has reviewed and ensured that adequate provision as required under any law/accounting standards for material foreseeable losses on such long term contracts (including derivative contracts) has been made in the books of account.

In terms of our report attached		For and on behalf of the Board
For B S R & Co. LLP	N CHANDRASEKARAN [DIN: 00121863]	N MUNJEE [DIN: 00010180]	GUENTER BUTSCHEK [DIN: 07427375]
Chartered Accountants	Chairman		CEO and Managing Director
Firm’s Registration No: 101248W/W-100022		F S NAYAR [DIN: 00003633]
S B BORWANKAR [DIN: 01793948]
		V K JAIRATH [DIN: 00391684]	ED and Chief Operating Officer
YEZDI NAGPOREWALLA
Partner		O P BHATT [DIN: 00548091]	P B BALAJI
Membership No. 049265			Group Chief Financial Officer
R SPETH [DIN: 03318908]
H K SETHNA [FCS: 3507]
		Directors	Company Secretary

Mumbai, May 20, 2019			Mumbai, May 20, 2019

F-120

Independent Auditor’s Report

To the Members of

Tata Motors Limited

Report on the Audit of Consolidated Ind AS Financial Statements

We have audited the accompanying consolidated Ind AS financial statements of Tata Motors Limited (hereinafter referred to as “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its joint operations, its associates and its jointly controlled entities, which comprise the Consolidated Balance Sheet as at 31 March 2018, the Consolidated Statement of Profit and Loss, Consolidated Statement of Changes in Equity and the Consolidated Cash Flow Statement, for the year then ended, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

Management’s Responsibility for the Consolidated Ind AS Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as “the Act”) that give a true and fair view of the consolidated state of affairs, consolidated profit/ loss and other comprehensive income, consolidated statement of changes in equity and consolidated cash flows of the Group including its joint operations, associates and jointly controlled entities in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act. The respective Board of Directors of the companies included in the Group and of its joint operations, associates and jointly controlled entities are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and its joint operations, associates and jointly controlled entities and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its joint operations, associates, jointly controlled entities are responsible for assessing the ability of the Group and of its joint operations, associates and jointly controlled entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143 (10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

We are also responsible to conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of Group and of its joint operations, associates and jointly controlled entities to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Group and its joint operations, associates and jointly controlled entities to cease to continue as a going concern.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraph 2 (a) of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

F-121

Opinion

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, joint operations, associates and jointly controlled entities, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its joint operations, associates and jointly controlled entities as at 31 March 2018, and their consolidated profit and other comprehensive income, consolidated statement of changes in equity and consolidated cash flows for the year ended on that date.

Other Matters

1.

The comparative financial information of the Group, its joint operations, associates and jointly controlled entities for the year ended 31 March 2017 prepared in accordance with Ind AS included in these consolidated financial statements have been audited by the predecessor auditor. The report of the predecessor auditor on the comparative financial information dated 23 May 2017 expressed an unmodified opinion.

2. (a)

We did not audit the financial statements/ financial information of three subsidiaries, seventy-one step-down subsidiaries and one joint operation, whose financial statements/ financial information reflect total assets of ₹264,026.34 crores and net assets of ₹98,271.10 crores as at 31 March 2018, total revenues of ₹240,841.01 crores and net cash inflows amounting to ₹152.35 crores for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group’s share of net profit of ₹2,266.54 crores for the year ended 31 March, 2018, as considered in the consolidated financial statements, in respect of five associates and three jointly controlled entities, whose financial statements / financial information have not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, joint operation, associates and jointly controlled entities and our report in terms of sub-section (3) of Section 143 of the Act, insofar as it relates to the aforesaid subsidiaries, step-down subsidiaries, joint operation, associates and jointly controlled entities is based solely on the reports of the other auditors.

Of the three subsidiaries and seventy-one step-down subsidiaries listed above, the financial statements/ financial information of three subsidiaries and ten step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been audited by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these financial statements/ financial information from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to such subsidiaries and step-down subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in the respective countries and the aforesaid conversion adjustments prepared by the Holding Company’s management and audited by us.

(b)

We did not audit the financial statements / financial information of four subsidiaries and eight step-down subsidiaries, whose financial statements / financial information reflect total assets of ₹18,454.64 crores and net assets of ₹9,714.24 crores as at 31 March 2018, total revenues of ₹1,305.67 crores and net cash inflows amounting to ₹568.39 crores for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group’s share of net profit of ₹2.67 crores for the year ended 31 March 2018, as considered in the consolidated financial statements, in respect of three associates and one jointly controlled entity whose financial statements / financial information have not been audited by us.

These financial statements / financial information are unaudited and have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associates and jointly controlled entity, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries, step-down subsidiaries, associates and jointly controlled entity, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements / financial information are not material to the Group.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1.

As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, step-down subsidiaries, joint operations, associates and jointly controlled entities, as noted in the ‘other matter’ paragraph, we report, to the extent applicable, that:

a)

We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

F-122

b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

c)

The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Indian Accounting Standards specified under section 133 of the Act.

e)

On the basis of the written representations received from the directors of the Holding Company as on 31 March 2018 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies, joint operations, associates and jointly controlled entity incorporated in India, none of the directors of the Group companies, its joint operations, associates and jointly controlled entity incorporated in India is disqualified as on 31 March 2018 from being appointed as a director in terms of Section 164(2) of the Act.

f)

With respect to the adequacy of the internal financial controls with reference to financial statements of the Holding Company, its subsidiary companies, joint operations, associates and jointly controlled entity incorporated in India and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries, joint operations, associates and jointly controlled entities, as noted in the ‘Other matter’ paragraph:

i.

The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group, its joint operations, associates and jointly controlled entities. Refer Note 37 to the consolidated financial statements.

ii.

Provision has been made in the consolidated financial statements, as required under the applicable law or Ind AS, for material foreseeable losses, on long-term contracts including derivative contracts. Refer Note 45 (h) to the consolidated financial statements in respect of such items as it relates to the Group, its joint operations, associates and jointly controlled entities.

iii.

There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Holding Company and its subsidiary companies, joint operations, associates and jointly controlled entity incorporated in India during the year ended 31 March 2018.

iv.

The disclosures in the consolidated financial statements regarding holdings as well as dealings in specified bank notes during the period from 8 November 2016 to 30 December 2016 have not been made since they do not pertain to the financial year ended 31 March 2018.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
23 May 2018	Membership No: 049265

F-123

Annexure A to the Independent Auditor’s Report – 31 March 2018

(Referred to in paragraph (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls with reference to financial statements of Tata Motors Limited (“the Company” or “the Holding Company”) and its subsidiary companies, its joint operations, its associates and its jointly controlled entity, which are companies incorporated in India, as at 31 March 2018 in conjunction with our audit of the consolidated Ind AS financial statements of the Holding Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company and its subsidiary companies, its joint operations, its associates and jointly controlled entity, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal financial controls with reference to financial statements criteria established by the respective company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India (“ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls with reference to financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to financial statements and their operating effectiveness.

Our audit of internal financial controls with reference to financial statements included obtaining an understanding of internal financial controls assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matter paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls with reference to financial statements.

Meaning of Internal Financial Controls with reference to financial statements

A company’s internal financial control with reference to financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control with reference to financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to financial statements

Because of the inherent limitations of internal financial controls with reference to financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to financial statements to future periods are subject to the risk that the internal financial controls with reference to financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company, its subsidiary companies, joint operations, associates and jointly controlled entity, which are companies incorporated in India, have, in all material respects,

F-124

an adequate internal financial controls system with reference to financial statements and such internal financial controls with reference to financial statements were operating effectively as at 31 March 2018, based on the internal financial controls with reference to financial statements criteria established by the respective company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Other matter

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to financial statements in so far as it relates to one joint operation, one associate and one jointly controlled entity, which are companies incorporated in India, is based solely on the corresponding reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
23 May 2018	Membership No: 049265

F-125

CONSOLIDATED BALANCE SHEET

	(₹ in crores)
	Notes	As at March 31, 2018	As at March 31, 2017
I. ASSETS
(1) NON-CURRENT ASSETS
(a) Property, plant and equipment	3	73,867.84	59,594.56
(b) Capital work-in-progress		16,142.94	10,186.83
(c) Goodwill	5	116.45	673.32
(d) Other intangible assets	6 (a)	47,429.57	35,676.20
(e) Intangible assets under development	6 (b)	23,890.56	23,512.01
(f) Investments in equity accounted investees	7	4,887.89	4,606.01
(g) Financial assets
(i) Other Investments	8	763.76	690.76
(ii) Finance receivables	16	15,479.53	10,753.13
(iii) Loans and advances	10	495.41	753.66
(iv) Other financial assets	11	4,563.87	2,911.12
(h) Deferred tax assets (net)	20	4,158.70	4,457.34
(i) Non-current tax assets (net)		899.90	972.31
(i) Other non-current assets	18	2,681.25	2,847.36

		195,377.67	157,634.61

(2) CURRENT ASSETS
(a) Inventories	12	42,137.63	35,085.31
(b) Investments in equity accounted investees (held-for-sale)	7 (c)	497.35	—
(c) Financial assets
(i) Other investments	9	14,663.75	15,041.15
(ii) Trade receivables	13	19,893.30	14,075.55
(iii) Cash and cash equivalents	14	14,716.75	13,986.76
(iv) Bank balances other than (iii) above	15	19,897.16	22,091.12
(v) Finance receivables	16	8,401.65	6,810.12
(vi) Loans and advances	10	2,279.66	710.45
(vii) Other financial assets	11	3,029.12	1,555.94
(d) Current tax assets (net)		208.91	223.36
(e) Assets classified as held-for-sale	45 (c)	2,585.19	—
(f) Other current assets	19	7,662.37	6,539.99
		135,972.84	116,119.75

TOTAL ASSETS		331,350.51	273,754.36

II. EQUITY AND LIABILITIES
(1) EQUITY
(a) Equity share capital	21	679.22	679.22
(b) Other equity*	22	94,748.69	57,382.67
Equity attributable to owners of Tata Motors Limited		95,427.91	58,061.89
Non-controlling interests		525.06	453.17

		95,952.97	58,515.06

LIABILITIES
(2) NON-CURRENT LIABILITIES
(a) Financial liabilities
(i) Borrowings	24	61,199.50	60,629.18
(ii) Other financial liabilities	26	2,739.14	11,409.58
(b) Provisions	28	10,948.44	9,004.46
(c) Deferred tax liabilities (net)	20	6,125.80	1,174.00
(d) Other non-current liabilities	29	11,165.19	17,392.56

		92,178.07	99,609.78

(3) CURRENT LIABILITIES
(a) Financial liabilities
(i) Borrowings	25	16,794.85	13,859.94
(ii) Trade payables		72,038.41	57,698.33
(iii) Acceptances		4,901.42	4,834.24
(iv) Other financial liabilities	27	31,267.49	25,634.83
(b) Provisions	28	7,953.50	5,807.76
(c) Current tax liabilities (net)		1,559.07	1,392.58
(d) Liabilities directly associated with Assets held-for-sale	45 (c)	1,070.18	—
(e) Other current liabilities	30	7,634.55	6,401.84

		143,219.47	115,629.52

TOTAL EQUITY AND LIABILITIES		331,350.51	273,754.36

*	Includes other comprehensive income relating to assets held for sale amounting to ₹(6.64) crores as at March 31, 2018

See accompanying notes to consolidated financial statements

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-126

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

	(₹ in crores)
	Notes	Year ended March 31, 2018		Year ended March 31, 2017
I. Revenue from operations	31		295,409.34	274,492.12
II. Other income	32		888.89	754.54

III. Total Income (I+II)			296,298.23	275,246.66

IV. Expenses
(a) Cost of materials consumed
(i) Cost of materials consumed			173,371.19	160,147.12
(ii) Basis adjustment on hedge accounted derivatives			(1,378.60)	(777.57)
(b) Purchases of products for sale			15,903.99	13,924.53
(c) Changes in inventories of finished goods, work-in-progress and products for sale			(2,046.58)	(7,399.92)
(d) Excise duty			790.16	4,799.61
(e) Employee benefits expense	33		30,300.09	28,332.89
(f) Finance costs	34		4,681.79	4,238.01
(g) Foreign exchange (gain)/loss (net)			(1,185.28)	3,910.10
(h) Depreciation and amortisation expense			21,553.59	17,904.99
(i) Product development/Engineering expenses			3,531.87	3,413.57
(j) Other expenses	35		60,184.21	55,430.06
(k) Amount capitalised			(18,588.09)	(16,876.96)

Total Expenses (IV)			287,118.34	267,046.43

V. Profit/(loss) before exceptional items and tax (III-IV)			9,179.89	8,200.23
VI. Exceptional items
(a) Defined benefit pension plan amendment past service credit	45 (e)		(3,609.01)	—
(b) Employee separation cost			3.68	67.61
(c) Provision for impairment of capital work-in-progress and intangibles under development	45 (d)		1,641.38	—
(d) Others	45 (f) & (g)		(11.19)	(1,182.17)

VII. Profit/(loss) before tax (V-VI)			11,155.03	9,314.79
VIII. Tax expense/(credit) (net)	20
(a) Current tax			3,303.46	3,137.66
(b) Deferred tax			1,038.47	113.57

Total tax expense/(credit)			4,341.93	3,251.23
IX. Profit for the year from continuing operations (VII-VIII)			6,813.10	6,063.56
X. Share of profit of joint ventures and associates (net)	7		2,278.26	1,493.00

XI. Profit for the year (IX+X)			9,091.36	7,556.56

Attributable to:
(a) Shareholders of the Company			8,988.91	7,454.36
(b) Non-controlling interests			102.45	102.20
XII. Other comprehensive income/(loss):
(A) (i) Items that will not be reclassified to profit or loss:
(a) Remeasurement gains and (losses) on defined benefit obligations (net)			4,676.51	(7,823.75)
(b) Quoted equity instruments at fair value through other comprehensive income			42.86	83.15
(c) Share of other comprehensive income in equity accounted investees (net)			(7.16)	(6.08)
(d) Gains and (losses) in cash flow hedges of forecast inventory purchases			1,227.74	2,026.77
(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss			(991.02)	867.35
(B) (i) Items that will be reclassified to profit or loss:
(a) Exchange differences in translating the financial statements of foreign operations			9,518.15	(9,678.58)
(b) Gains and (losses) in cash flow hedges			18,069.71	(15,565.66)
(c) Share of other comprehensive income in equity accounted investees (net)			429.41	(304.70)
(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss			(3,403.69)	2,906.93
Total other comprehensive income/(loss) for the period (net of tax)			29,562.51	(27,494.57)
Attributable to:
(a) Shareholders of the Company			29,535.61	(27,460.30)
(b) Non-controlling interests			26.90	(34.27)
XIII. Total comprehensive income/(loss) for the period (net of tax) (XI+XII)			38,653.87	(19,938.01)
Attributable to:
(a) Shareholders of the Company			38,524.52	(20,005.94)
(b) Non-controlling interests			129.35	67.93
XIV. Earnings per equity share (EPS)	43
(A) Ordinary shares (face value of ₹2 each):
(i) Basic EPS		₹	26.46	21.94
(ii) Diluted EPS		₹	26.45	21.93
(B) ‘A’ Ordinary shares (face value of ₹2 each):
(i) Basic EPS		₹	26.56	22.04
(ii) Diluted EPS		₹	26.55	22.03

See accompanying notes to consolidated financial statements

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-127

Consolidated Cash Flow Statement

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Cash flows from operating activities:
Profit/(loss) after tax	9,091.36	7,556.56
Adjustments for:
Depreciation and amortisation expense	21,553.59	17,904.99
Allowances/(reversal) for finance receivables	43.30	(28.15)
Allowances/(reversal) for trade and other receivables	14.57	132.93
Inventory write-down	607.42	295.59
Exceptional items-others	(11.19)	(1,182.17)
Exceptional items- Defined benefit pension plan amendment	(3,609.01)	—
Marked-to-market on investments measured at Fair value through profit or loss	(32.05)	(5.68)
Loss on sale of assets (including provision for impairment, assets scrapped/written off) (net)	2,382.55	373.69
Impairment of Goodwill	—	14.25
Profit on sale of investments (net)	(129.26)	(176.14)
Gain on fair value of below market interest loans	(6.02)	(46.52)
Fair value gain on disposal of joint venture	(19.06)	—
Share of profit of joint ventures and associates (net)	(2,278.26)	(1,493.00)
Tax expense (net)	4,341.93	3,251.23
Interest / dividend (net)	3,954.21	3,665.29
Foreign exchange gain (net)	(2,591.80)	(1,422.76)

Cash flows from operating activities before changes in following assets and liabilities	33,312.28	28,840.11

Finance receivables	(6,361.22)	(1,783.64)
Trade receivables	(4,326.58)	(2,368.66)
Loans and advances and other financial assets	(3,343.38)	379.93
Other current and non-current assets	151.25	(1,274.96)
Inventories	(3,560.43)	(6,620.67)
Trade payables and acceptances	7,320.34	9,300.56
Other current and non-current liabilities	(4,756.95)	1,911.48
Other financial liabilities	1,541.98	744.28
Provisions	6,901.29	2,965.92

Cash generated from operations	26,878.58	32,094.35
Income tax paid (net)	(3,021.16)	(1,895.10)

Net cash from operating activities	23,857.42	30,199.25

Cash flows from investing activities:
Payments for property, plant and equipment	(19,865.43)	(16,071.78)
Payments for other intangible assets	(15,213.49)	(14,395.10)
Proceeds from sale of property, plant and equipment	30.30	53.39
Investments in Mutual Fund (purchased)/sold (net)	2,361.09	1,914.38
Loans to others	—	(9.78)
Repayment of loan by other	—	0.75
Repayment of loan by joint operation	—	132.50
Excess of cash acquired on acquisition of subsidiary company	14.45	—
Investment in equity accounted investees	(4.21)	(106.95)
Investments—others	(328.78)	(6.36)
Proceeds from sale of investments in other companies	19.43	50.61
Interest received	690.47	638.18
Dividend received	15.77	10.51
Dividend received from equity accounted investees	1,781.64	609.19
Decrease in short-term inter-corporate deposit	—	30.00
Deposits with financial institution	—	(35.00)
Deposits/restricted deposits with banks	(48,260.05)	(45,127.19)
Realisation of deposits/restricted deposits with banks	52,557.20	34,232.77

Net cash used in investing activities	(26,201.61)	(38,079.88)

F-128

Consolidated Cash Flow Statement

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Cash flows from financing activities:
Proceeds from issue of shares held in abeyance (net of issue expenses)	0.00 *	4.55
Proceeds from long-term borrowings	15,145.21	18,384.52
Proceeds from issue of shares to minority shareholders	—	0.62
Repayment of long-term borrowings	(10,587.25)	(9,212.13)
Proceeds from short-term borrowings	15,008.73	15,005.26
Repayment of short-term borrowings	(19,376.62)	(11,753.71)
Net change in other short-term borrowings (with maturity up to three months)	7,328.24	(766.25)
Distribution to Minority	(39.99)	—
Dividend paid (including dividend distribution tax)	—	(73.00)
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(55.97)	(48.22)
Interest paid [including discounting charges paid ₹918.90 crores (March 31, 2017 ₹666.40 crores)]	(5,410.64)	(5,336.34)
Net cash from/(used in) financing activities	2,011.71	6,205.30

Net decrease in cash and cash equivalents	(332.48)	(1,675.33)

Cash and cash equivalents as at April 1, (opening balance)	13,986.76	17,153.61
Classified as held for sale	(243.94)	—
Effect of foreign exchange on cash and cash equivalents	1,306.41	(1,491.52)

Cash and cash equivalents as at March 31, (closing balance)	14,716.75	13,986.76

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/ deferred credit	8,346.54	3,346.35
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	2,768.03	(2,671.09)
Classified as held for sale	(142.55)	—
Amortisation of prepaid discounting charges	202.70	257.41

* less than ₹50,000/-

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-129

Consolidated Statement of Changes in Equity

for the year ended March 31, 2018

A.	Equity Share Capital

	(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2017	679.22
Proceeds from issue of shares held in abeyance	—	*

Balance as at March 31, 2018	679.22

*	less than ₹50,000/-

B.	Other Equity

	(₹ in crores)
										Other components of equity
Particulars	Securities Premium Account		Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Comprehensive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited	Non- controlling interests	Total other equity
Balance as at April 1, 2017	18,891.93		2.28	1,085.94	165.78	292.46	32.18	1,164.20	59,053.14	(19.26)	(17,911.63)	(74.22)	(5,300.13)	57,382.67	453.17	57,835.84
Profit for the period	—		—	—	—	—	—	—	8,988.91	—	—	—	—	8,988.91	102.45	9,091.36
Other comprehensive income /(loss) for the year	—		—	—	—	—	—	—	3,909.10	42.86	15,444.99	217.30	9,921.36	29,535.61	26.90	29,562.51

Total comprehensive income/(loss) for the year	—		—	—	—	—	—	—	12,898.01	42.86	15,444.99	217.30	9,921.36	38,524.52	129.35	38,653.87

Amounts recognised in inventory	—		—	—	—	—	—	—	—	—	(1,159.40)	0.90	—	(1,158.50)	—	(1,158.50)
Proceeds from issue of shares held in abeyance	—	*	—	—	—	—	—	—	—	—	—	—	—	—		— *
Minority interest on acquisitions during the year	—		—	—	—	—	—	—	—	—	—	—	—	—	98.62	98.62
Distribution to Minority	—		—	—	—	—	—	—	—	—	—	—	—	—	(39.99)	(39.99)
Minority interest changes during the year	—		—	—	—	—	—	—	—	—	—				(60.12)	(60.12)
Realised gain on investments held at fair value through Other comprehensive income	—		—	—	—	—	—	—	0.78	(0.78)	—	—	—	—	—	—
Dividend paid (including dividend tax)	—		—	—	—	—	—	—	—	—	—	—	—	—	(55.97)	(55.97)

Transfer (from)/to retained earnings	—		—	—	34.96	86.97	11.88	—	(133.81)	—	—	—	—	—	—	—

Balance as at March 31, 2018	18,891.93		2.28	1,085.94	200.74	379.43	44.06	1,164.20	71,818.12	22.82	(3,626.04)	143.98	4,621.23	94,748.69	525.06	95,273.75

*	less than ₹50,000/-

See accompanying notes to financial statements

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-130

Consolidated Statement of Changes in Equity

for the year ended March 31, 2017

A.	Equity Share Capital

(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2016	679.18
Proceeds from issue of shares held in abeyance and amounts received on unpaid calls	0.04

Balance as at March 31, 2017	679.22

B.	Other Equity

	(₹ in crores)
									Other components of equity
Particulars	Securities Premium Account	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Comprehensive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited	Non- controlling interests	Total other equity
Balance as at April 1, 2016	18,887.42	2.28	1,042.15	165.78	292.46	24.00	1,164.20	58,292.89	(102.70)	(6,152.15)	4.70	4,652.20	78,273.23	432.84	78,706.07
Profit for the period	—	—	—	—	—	—	—	7,454.36	—	—	—	—	7,454.36	102.20	7,556.56
Other comprehensive income /(loss) for the period	—	—	—	—	—	—	—	(6,569.14)	83.44	(10,943.35)	(78.92)	(9,952.33)	(27,460.30)	(34.27)	(27,494.57)

Total comprehensive income/(loss) for the year	—	—	—	—	—	—	—	885.22	83.44	(10,943.35)	(78.92)	(9,952.33)	(20,005.94)	67.93	(19,938.01)

Amounts recognised in inventory	—	—	—	—	—	—	—	—	—	(816.13)	—	—	(816.13)	—	(816.13)
Dividend paid (including dividend tax)	—	—	—	—	—	—	—	(73.00)	—	—	—	—	(73.00)	(48.22)	(121.22)
Issue of shares held in abeyance	4.51	—	—	—	—	—	—	—	—				4.51	—	4.51
Issue of shares to minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	0.62	0.62
Transfer to debenture redemption reserve	—	—	43.79	—	—	—	—	(43.79)							—
Transfer (from)/to retained earnings	—	—	—	—	—	8.18		(8.18)	—	—	—	—	—	—	—

Others	—	—	—	—	—	—	—	—	—	—		—	—	—	—

Balance as at March 31, 2017	18,891.93	2.28	1,085.94	165.78	292.46	32.18	1,164.20	59,053.14	(19.26)	(17,911.63)	(74.22)	(5,300.13)	57,382.67	453.17	57,835.84

*	less than ₹50,000/-

See accompanying notes to financial statements

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375] CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-131

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Background and operations

Tata Motors Limited and its subsidiaries and joint operations, (collectively referred to as “the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Motors Limited is a public limited Company incorporated and domiciled in India and has its registered office in Mumbai, India. As at March 31, 2018, Tata Sons Limited together with its subsidiaries, owns 36.46% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of the Company, and has the ability to significantly influence the Company’s operation.

The Company’s operations include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

The consolidated financial statements were approved by the Board of Directors and authorised for issue on May 23, 2018.

2.	Significant accounting policies

a.	Statement of compliance

These financial statements have been prepared in accordance with Ind AS as notified under the Companies (Indian Accounting Standards) Rules, 2015 read with Section 133 of the Companies Act, 2013 (“the Act”).

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value at the end of each reporting period as explained in the accounting policies below.

c.	Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) it is exposed, or has rights, to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed off during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealised profits are eliminated in full on consolidation.

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e., reclassified to profit or loss) in the same manner as would be required if the relevant assets or liabilities were disposed off. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under Ind-AS 109 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

Interests in joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

F-132

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Joint operations

Certain of the Company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Company recognizes, in the consolidated financial statements, its share of the assets, liabilities, income and expenses of these joint operations incurred jointly with the other partners, along with its share of income from the sale of the output and any assets, liabilities and expenses that it has incurred in relation to the joint operation.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The results, assets and liabilities of a joint venture are incorporated in these financial statements using the equity method of accounting as described below.

Associates

Associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not control or joint control those policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting as described below.

Equity method of accounting (equity accounted investees)

An interest in an associate or joint venture is accounted for using the equity method from the date in which the investee becomes an associate or a joint venture and are recognised initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of profits or losses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

When the Company transacts with an associate or joint venture of the Company, unrealised profits and losses are eliminated to the extent of the Company’s interest in its associate or joint venture.

d.	Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognised in profit or loss as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognised, after reassessment of fair value of net assets acquired, in the Capital Reserve.

e.	Use of estimates and judgments

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each balance sheet date. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are included in the following notes:

i)	Note 3 and 6 - Property, plant and equipment and intangible assets – Useful lives and impairment

ii)	Note 5 - Impairment of goodwill

iii)	Note 6 - Impairment of indefinite life intangible assets

iv)	Note 20 - Recoverability/recognition of deferred tax assets

v)	Note 28 - Provision for product warranty

vi)	Note 36 - Assets and obligations relating to employee benefits

vii)	Note 16 - Allowances for credit losses for finance receivables

F-133

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

f.	Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

i)	Sale of products

The Company recognises revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer.

Revenues are recognised when collectability of the resulting receivable is reasonably assured.

For sale with repurchase agreements, revenue is measured as the difference between the initial sale price and the agreed repurchase price. Such revenue is recognised on a straight line basis over the terms of the agreement.

ii)	Finance revenues

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

g.	Government grants and incentives

Government grants are recognised when there is reasonable assurance that the Company will comply with the relevant conditions and the grant will be received. These are recorded at fair value where applicable.

Government grants are recognised in the consolidated statement of profit and loss, either on a systematic basis when the Company recognizes, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred.

Government grants related to assets are deferred and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognised as income in the period in which the grant is received.

h.	Cost recognition

Costs and expenses are recognised when incurred and are classified according to their nature.

Expenditure capitalised represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

i.	Provisions

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

i)	Product warranty expenses

The estimated liability for product warranties are recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise, being typically up to six years.

The Company also has back-to-back contractual arrangement with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claim based upon historical levels of recoveries from supplier, adjusted for inflation and applied to the population of vehicles under warranty as on balance sheet date.

Supplier reimbursements are recognised as separate asset.

ii)	Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

iii)	Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer terminations, personal injury claims and compliance with regulations.

iv)	Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

j.	Foreign currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of Tata Motors Limited.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and

F-134

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

liabilities are re-measured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the statement of profit and loss except to the extent, exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations are translated to Indian rupees at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the respective months. Exchange differences arising on such translation are recognised as currency translation reserve under equity.

Exchange differences arising from the translation of a foreign operation previously recognised in currency translation reserve in equity are not reclassified from equity to profit or loss until the disposal of the operation.

k.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the statement of profit and loss except when they relate to items that are recognised outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognised outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l.	Cash & cash equivalents

Cash and cash equivalents are short-term (three months or less from the date of acquisition), highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

m.	Earnings per share

Basic earnings per share has been computed by dividing profit for the year by the weighted average number of shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per share has been computed using the weighted average number of shares and dilutive potential shares, except where the result would be anti-dilutive.

n.	Inventories

Inventories (other than those recognised consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realisable value. Cost of raw materials, components and consumables are ascertained on a first in first out basis. Cost, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortised in changes in inventories of finished goods to their residual values (i.e., estimated second hand sale value) over the term of the arrangement.

o.	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.

Freehold land is measured at cost and is not depreciated.

Heritage assets, comprising antique vehicles purchased by the Company, are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Cost includes purchase price, taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

F-135

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided on the Straight Line Method (SLM) over the estimated useful lives of the assets considering the nature, estimated usage, operating conditions, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support. Taking into account these factors, the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of property, plant and equipment, which are different from those prescribed in Schedule II of the Act.

Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings, Roads, Bridge and culverts	4 to 60 years
Plant, machinery and equipment	3 to 30 years
Computers and other IT assets	3 to 6 years
Vehicles	3 to 11 years
Furniture, fixtures and office appliances	3 to 21 years

The useful lives and method of deprication is reviewed at least at each year-end. Changes in expected useful lives are treated as change in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

p.	Other intangible assets

Intangible assets purchased, including those acquired in business combinations, are measured at cost or fair value as of the date of acquisition where applicable less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Estimated useful lives of assets are as follows:

Type of Asset	Estimated
useful life
Patents and technological know-how	2 to 12 years
Computer software	1 to 8 years
Customer related intangibles - dealer network	20 years
Intellectual property rights	3 to 10 years

The amortisation period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Internally generated intangible asset

Research costs are charged to the statement of profit and loss in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortised over a period of 24 months to 120 months or on the basis of actual production or planned production volume over such period.

Product development expenditure is measured at cost less accumulated amortisation and accumulated impairment, if any.

q.	Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

F-136

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognised on the Company’s balance sheet. Payments made under operating leases are recognised in the statement of profit and loss on a straight-line basis over the term of the lease.

r.	Impairment

i)	Goodwill

Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognised is not reversed in subsequent period.

ii)	Property, plant and equipment and other intangible assets

At each balance sheet date, the Company assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually at each balance sheet date, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the statement of profit and loss.

s.	Employee benefits

i)	Pension plans

Jaguar Land Rover operate defined benefit pension plans for certain of its subsidiaries, which are contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

Contributions to the plans by the Jaguar Land Rover subsidiaries take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised.

A separate defined contribution plan is available to employees of Jaguar Land Rover. Costs in respect of this plan are charged to the statement of profit and loss as incurred.

ii)	Gratuity

Tata Motors Limited and its subsidiaries and joint operations in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump-sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors Limited and such subsidiaries make annual contributions to gratuity funds established as trusts or insurance companies. Tata Motors Limited and its subsidiaries in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

iii)	Superannuation

Tata Motors Limited and some of its subsidiaries in India have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee as on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. Tata Motors Limited and such subsidiaries account for superannuation benefits payable in future under the plan based on an actuarial valuation.

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With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

During the year ended March 31, 2015, the employees covered by this plan were given a one-time option to exit from the plan prospectively. Furthermore, the employees who opted for exit were given one- time option to withdraw accumulated balances from the superannuation plan.

Separate irrevocable trusts are maintained for employees covered and entitled to benefits. Tata Motors Limited and its subsidiaries contribute up to 15% or ₹150,000, whichever is lower, of the eligible employees’ salary to the trust every year. Such contributions are recognised as an expense when incurred. Tata Motors Limited and such subsidiaries have no further obligation beyond this contribution.

iv)	Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors Limited and some of its subsidiaries. The benefits of the plan include pension in certain cases, payable up to the date of normal superannuation had the employee been in service, to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is greater. Tata Motors Limited and these subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

v)	Provident fund and family pension

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries and joint operations are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The interest rate payable to the members of the trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous

Provisions Act, 1952 and shortfall, if any, shall be made good by the Company. The embedded interest rate guarantee is considered to be defined benefit. The liability in respect of the short fall of interest earnings of the Fund is determined on the basis of an actuarial valuation. There is no shortfall as at March 31, 2018.

vi)	Severance indemnity

Tata Daewoo Commercial Vehicle Company Limited, or TDCV, a subsidiary company incorporated in Korea; has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

vii)	Post-retirement medicare scheme

Under this unfunded scheme, employees of Tata Motors Limited and some of its subsidiaries receive medical benefits subject to certain limits on amounts of benefits, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Tata Motors Limited and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

viii)	Compensated absences

Tata Motors Limited and some of its subsidiaries and joint operations provide for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilised leave at each balance sheet date on the basis of an actuarial valuation.

ix)	Remeasurement gains and losses

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognised directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to statement of profit and loss.

Actuarial gains and losses relating to long-term employee benefits are recognised in the statement of profit and loss in the period in which they arise.

x)	Measurement date

The measurement date of retirement plans is March 31.

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xi)	The present value of the defined benefit liability and the related current service cost and past service cost are measured using projected unit credit method.

t.	Dividends

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the statutory financial statements of Tata Motors Limited (standalone) prepared in accordance with Generally Accepted Accounting Principles in India or Indian GAAP or Ind AS. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Ind AS after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and Payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is ₹ Nil as at March 31, 2018 (₹ Nil as at March 31, 2017).

u.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises two reportable segments i.e. Tata and other brand vehicles, including financing thereof and Jaguar Land Rover. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

v.	Financial instruments

i)	Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets other than equity instruments are classified into categories: financial assets at fair value through profit or loss and at amortised cost. Financial assets that are equity instruments are classified as fair value through profit or loss or fair value through other comprehensive income. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities.

Financial instruments are recognised on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets at amortised cost: Financial assets having contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding and that are held within a business model whose objective is to hold such assets in order to collect such contractual cash flows are classified in this category. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses.

Equity investments at fair value through other comprehensive income: These include financial assets that are equity instruments and are designated as such upon initial recognition irrevocably. Subsequently, these are measured at fair value and changes therein, are recognised directly in other comprehensive income, net of applicable deferred income taxes.

Dividends from these equity investments are recognised in the statement of profit and loss when the right to receive payment has been established.

When the equity investment is derecognised, the cumulative gain or loss in equity is transferred to retained earnings.

Financial assets at fair value through profit or loss: Financial assets are measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income on initial recognition. The transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognised in profit or loss.

Derivatives, unless they are designated as hedging instruments, for which hedge accounting is applied, financial assets which have contractual cash flows which are not in the nature of solely principal and interest payments (like hybrid instruments having embedded derivatives) are classified into this category. These are measured at fair value with changes in fair value recognised in the statement of profit and loss.

Equity instruments: An equity instrument is any contract that evidences residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss

Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognised in the statement of profit and loss.

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Other financial liabilities: These are measured at amortised cost using the effective interest method.

ii)	Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

iii)	Derecognition of financial assets and financial liabilities:

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.

Financial liabilities are derecognised when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

iv)	Impairment of financial assets:

The Company recognizes a loss allowance for expected credit losses on a financial asset that is at amortised cost.

Loss allowance in respect of financial assets other than finance receivables is measured at an amount equal to life time expected credit losses and is calculated as the difference between their carrying amount and the present value of the expected future cash flows discounted at the original effective interest rate.

Loss allowance for finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to life time expected losses is provided if credit risk has increased significantly from the date of initial recognition. Credit risk is determined to have increased significantly when a finance receivable contract becomes sixty/ninety days past due. Such impairment loss is recognised in the statement of profit and loss. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the statement of profit and loss.

v.	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax) and the ineffective portion is recognised immediately in the consolidated statement of profit and loss. Amounts accumulated in equity are reclassified to the consolidated statement of profit and loss in the periods in which the forecasted transaction occurs.

For forwards and options, forward premium and the time value are not considered part of the hedge. These are treated as cost of hedge and the changes in fair value attributable to time value is recognised in the other comprehensive income along with the changes in fair value determined to be effective portion of the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is immediately transferred to the consolidated statement of profit and loss for the year.

w.	Recent accounting pronouncement

Ind AS 115 – Revenue from Contracts with Customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersede most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration

F-140

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(that is, payment) to which the Company expects to be entitled to exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Ind AS 115 is effective from April 1, 2018.

The Company will be adopting Ind AS 115 with a modified retrospective approach. The cumulative effect of initially applying this Standard will be recorded as an adjustment to the opening balance of retained earnings. The figures for the comparative periods will not be restated. The Company has assessed that the profit impact of Ind AS 115 adoption will not be significant to the Consolidated financial statements.

The Company has assessed that there will be change in the basis of measurement of revenue for certain contracts in which performance obligation is satisfied over a period of time and revenue is measured as a percentage to the work completed. For such contracts, revenue will be measured in accordance with Ind AS 115, when the Company has satisfied a performance obligation by transferring the promised good or service (i.e. an asset) to the customer i.e. when the customer obtains control of the asset and establishes an unconditional right to receive the consideration. There will be no significant impact to the opening retained earnings on account of this change in measurement.

The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements are recognised and presented with revenue in the statement of profit and loss. The cost associated with these arrangements are presented within freight cost in the statement of profit and loss. In accordance with Ind AS 115, the Company has determined that it is an agent in providing these services, and therefore the gross consideration received, net off cost associated with respect to these arrangements will be presented within revenue. Certain payouts made to dealers such as infrastructure support payments are to be treated as variable components of consideration and will therefore in accordance with Ind AS 115, be recognised as revenue deductions in future. These costs are presently reported as other expenses. These change in presentation in the income statement will result in decrease in both revenues and expenses.

The introduction of the Standard will give rise to new financial statement categories in the statement of financial position, being “contract assets” and “contract liabilities.” These items can arise through advance payment received from customers or advance delivery of goods and services in excess of or ahead of billing at the contract level. In addition, disclosure requirements are extended.

Incentives received from Government will be included under other income, which is currently presented under other operating income under revenue from operations.

Further, Ind AS 115, will allow for transitional arrangements for modified and fulfilled contracts, and clarify the identification of performance obligations, principal-agent relationships, and licenses. The application of these amendments is also not expected to have any major impact on the Group’s profitability, liquidity and capital resources or financial position.

Ind AS 21 - The Effect of Changes in Foreign Exchange Rates

The amendment effective April 1, 2018, clarifies on the accounting of transaction that include the receipt or payment of advance consideration in a foreign currency. The appendix explains that the date of the transaction, for the purpose of determining rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The Company is evaluating the impact of this amendment on its financial statements.

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(x)	The following subsidiary companies are considered in the consolidated financial statements:

Sr No.	Name of the Subsidiary company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
	Direct Subsidiaries
1	TAL Manufacturing Solutions Limited	India	100	100
2	Concorde Motors (India) Limited	India	100	100
3	Tata Motors Insurance Broking & Advisory Services Limited	India	100	100
4	Tata Motors European Technical Centre PLC	UK	100	100
5	Tata Technologies Limited	India	72.29	72.32
6	TMF Holdings Limited (formerly known as Tata Motors Finance Limited)	India	100	100
7	Tata Marcopolo Motors Limited	India	51	51
8	TML Holdings Pte. Limited	Singapore	100	100
9	TML Distribution Company Limited	India	100	100
10	Tata Hispano Motors Carrocera S.A.	Spain	100	100
11	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100	100
12	Trilix S.r.l	Italy	80	80
13	Tata Precision Industries Pte. Limited	Singapore	78.39	78.39
	Indirect subsidiaries *
14	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100	100
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100	100
16	Tata Motors (Thailand) Limited	Thailand	95.49	95.28
17	Tata Motors (SA) (Proprietary) Limited	South Africa	60	60
18	PT Tata Motors Indonesia	Indonesia	100	100
19	Tata Technologies (Thailand) Limited	Thailand	72.29	72.32
20	Tata Technologies Pte Limited	Singapore	72.29	72.32
21	INCAT International Plc.	UK	72.29	72.32
22	Tata Technologies Europe Limited	UK	72.29	72.32
23	Escenda Engineering AB (Tata Technologies Europe Limited acquired 100% stake in the Company w.e.f. May 1, 2017)	UK	72.29	—
24	INCAT GmbH.	Germany	72.29	72.32
25	Tata Technologies Inc.	USA	72.35	72.37
26	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.35	72.37
27	Cambric Limited	USA	72.32	72.32
28	Cambric UK Limited (Dissolved w.e.f. May 23, 2017)	UK	72.35	72.32
29	Cambric GmbH	Germany	72.35	72.32

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NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Sr No.	Name of the Subsidiary company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
30	Midwest Managed Services Inc.(Merged into Tata Technologies Inc. w.e.f. February 28, 2018)	USA	—	72.32
31	Tata Technologies SRL Romania	Romania	72.32	72.32
32	Tata Manufacturing Technologies (Shanghai) Limited	China	72.29	72.32
33	Jaguar Land Rover Automotive Plc	UK	100	100
34	Jaguar Land Rover Limited	UK	100	100
35	Jaguar Land Rover Austria GmbH	Austria	100	100
36	Jaguar Land Rover Belux NV	Belgium	100	100
37	Jaguar Land Rover Japan Limited	Japan	100	100
38	Jaguar Cars South Africa (Pty) Limited	South Africa	100	100
39	JLR Nominee Company Limited	UK	100	100
40	The Daimler Motor Company Limited	UK	100	100
41	The Jaguar Collection Limited	UK	100	100
42	Daimler Transport Vehicles Limited	UK	100	100
43	S.S. Cars Limited	UK	100	100
44	The Lanchester Motor Company Limited	UK	100	100
45	Jaguar Land Rover Deutschland GmbH	Germany	100	100
46	Jaguar Land Rover Holdings Limited	UK	100	100
47	Jaguar Land Rover North America LLC	USA	100	100
48	Land Rover Ireland Limited	Ireland	100	100
49	Jaguar Land Rover Nederland BV	Netherlands	100	100
50	Jaguar Land Rover Portugal—Veiculos e Pecas, Lda.	Portugal	100	100
51	Jaguar Land Rover Australia Pty Limited	Australia	100	100
52	Jaguar Land Rover Italia Spa	Italy	100	100
53	Jaguar Land Rover Espana SL	Spain	100	100
54	Jaguar Land Rover Korea Company Limited	South Korea	100	100
55	Jaguar Land Rover (China) Investment Co. Limited	China	100	100
56	Jaguar Land Rover Canada ULC	Canada	100	100
57	Jaguar Land Rover France, SAS	France	100	100
58	Jaguar Land Rover (South Africa) (pty) Limited	South Africa	100	100
59	Jaguar e Land Rover Brasil industria e Comercio de Veiculos LTDA	Brazil	100	100
60	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100	100
61	Jaguar Land Rover (South Africa) Holdings Limited	UK	100	100

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NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Sr No.	Name of the Subsidiary company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
62	Jaguar Land Rover India Limited	India	100	100
63	Jaguar Cars Limited	UK	100	100
64	Land Rover Exports Limited	UK	100	100
65	Jaguar Land Rover Pension Trustees Limited	UK	100	100
66	Jaguar Racing Limited	UK	100	100
67	InMotion Ventures Limited	UK	100	100
68	InMotion Ventures 1 Limited	UK	100	100
69	InMotion Ventures 2 Limited	UK	100	100
70	InMotion Ventures 3 Limited	UK	100	100
71	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100	100
72	Jaguar Land Rover Slovakia s.r.o	Slovakia	100	100
73	Jaguar Land Rover Singapore Pte. Ltd	Singapore	100	100
74	Jaguar Land Rover Columbia S.A.S	Columbia	100	100
75	PT Tata Motors Distribusi Indonesia	Indonesia	100	100
76	Tata Motors Finance Solutions Limited	India	100	100
77	Tata Motors Finance Limited (formerly known as Sheba Properties Limited)	India	100	100
78	TMNL Motor Services Nigeria Limited	Nigeria	100	100
79	Jaguar Land Rover Ireland (Services) Limited (Incorporated w.e.f. July 28, 2017)	Ireland	100	—
80	Spark44 (JV) Limited(Subsidiary w.e.f. August 31, 2017)	UK	50.50	—
81	“Spark44 Pty. Ltd. (Subsidiary w.e.f. August 31, 2017)”	Australia	50.50	—
82	Spark44 GMBH (Subsidiary w.e.f. August 31, 2017)	Germany	50.50	—
83	Spark44 LLC (Subsidiary w.e.f. August 31, 2017)	USA	50.50	—
84	Spark44 Limited (Subsidiary w.e.f. August 31, 2017)	China	50.50	—
85	Spark44 DMCC (Subsidiary w.e.f. August 31, 2017)	UAE	50.50	—
86	Spark44 Demand Creation Partners Limited (Subsidiary w.e.f. August 31, 2017)	India	50.50	—
87	Spark44 Limited (Subsidiary w.e.f. August 31, 2017)	UK	50.50	—
88	Spark44 Pte Ltd (Subsidiary w.e.f. August 31, 2017)	Singapore	50.50	—
89	Spark44 Communication SL (Subsidiary w.e.f. August 31, 2017)	Spain	50.50	—
90	Spark44 SRL (Subsidiary w.e.f. August 31, 2017)	Italy	50.50	—
91	Spark44 Limited (Subsidiary w.e.f. August 31, 2017)	Korea	50.50	—

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NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Sr No.	Name of the Subsidiary company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
92	Spark44 Japan KK (Subsidiary w.e.f. August 31, 2017)	Japan	50.50	—
93	Spark44 Canada Inc (Subsidiary w.e.f. August 31, 2017)	Canada	50.50	—
94	Spark44 South Africa (Pty) Limited (Subsidiary w.e.f. August 31, 2017)	South Africa	50.50	—
95	Jaguar Land Rover Taiwan Company Limited (Incorporated w.e.f. November 17, 2017)	Taiwan	100.00	—
96	Jaguar Land Rover Servicios Mexico, S.A. de C.V. (Incorporated w.e.f. October 2, 2017)	Mexico	100.00	—
97	Jaguar Land Rover Mexico, S.A.P.I. de C.V. (Incorporated w.e.f. October 2, 2017)	Mexico	100.00	—

*	Effective holding % of the Company directly and through its subsidiaries.

(iv)	The following Jointly controlled companies are considered in the consolidated financial statements:

Sr No.	Name of the jointly controlled company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
Joint operations
1	Fiat India Automobiles Private Limited	India	50	50
2	Tata Cummins Private Limited	India	50	50
Joint Ventures
3	Tata HAL Technologies Limited **	India	36.16	36.16
4	Spark 44 (JV) Limited (Subsidiary w.e.f. August 31, 2017)	UK	—	50
5	Chery Jaguar Land Rover Automotive Company Limited	China	50	50
6	JT Special Vehicles Pvt. Limited	India	50	50

**	Effective holding % of the Company as it is a Joint Venture of Tata Technologies Ltd

(v)	The following associate companies are considered in the consolidated financial statements:

Sr No.	Name of the associate company	Country of incorporation	% of holding either directly or through subsidiaries
			As at March 31, 2018	As at March 31, 2017
1	Automobile Corporation of Goa Limited	India	47.19	47.19
2	Nita Company Limited	Bangladesh	40.00	40.00
3	Tata Hitachi Construction Machinery Company Private Limited	India	39.99	39.99
4	Tata Precision Industries (India) Limited	India	39.19	39.19
5	Tata AutoComp Systems Limited	India	26.00	26.00
6	Jaguar Cars Finance Limited	UK	49.90	49.90
7	Cloud Car Inc	USA	26.30	42.60
8	Synaptiv Limited	UK	33.33	33.33
9	DriveClubService Pte. Ltd. (Associate w.e.f. July 13, 2017)	Singapore	25.07	—

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3.	Property, plant and equipment

	(₹ in crores)
	Owned assets							Given on lease				Taken on lease
	Land	Buildings	Plant and equipment	Furniture and fixtures	Vehicles	Computers	Heritage Assets	Land	Buildings	Plant and equipment	Vehicles	Buildings	Plant and equipment	Furniture and fixtures	Computers	Total
Cost as at April 1, 2017	6,761.98	12,014.30	79,560.14	1,218.13	290.95	1,766.77	423.35	20.11	29.46	8.95	8.14	149.57	416.15	4.31	178.87	102,851.18
Additions	294.61	3,155.56	15,698.18	146.43	109.02	263.54	—	0.72	—	—	25.00	8.50	3.52	—	7.28	19,712.36
Asset acquired in Business Combination	—	2.06	0.22	42.73	—	13.12	—	—	—	—	—	0.10	—	—	—	58.23
Assets classified as held for sale	—	(27.11)	(366.90)	(40.73)	(3.88)	(160.69)	—	—	—	—	—	(100.20)	(0.63)	—	—	(700.14)
Currency translation differences	282.00	1,355.91	8,374.91	121.91	11.47	143.85	50.00	2.41	3.98	—	—	2.68	39.67	—	—	10,388.79
Write off of assets	—	—	(536.82)	—	—	—	(110.06)	—	—	—	—	—	—	—	—	(646.88)
Disposal	—	(7.78)	(2,662.47)	(63.18)	(54.44)	(83.44)	(8.61)	—	(0.03)	(3.79)	(1.91)	(1.56)	(299.87)	—	—	(3,187.08)

Cost as at March 31, 2018	7,338.59	16,492.94	100,067.26	1,425.29	353.12	1,943.15	354.68	23.24	33.41	5.16	31.23	59.09	158.84	4.31	186.15	128,476.46

Accumulated depreciation as at April 1, 2017	—	2,445.47	38,476.07	600.90	179.59	1,003.48	—	—	0.73	3.08	3.66	35.59	344.04	0.65	163.36	43,256.62
Depreciation for the period	—	652.15	9,838.20	133.52	44.68	176.24	—	—	0.13	1.32	3.70	5.60	7.24	0.86	10.70	10,874.34
Writeoff of assets	—	—	(389.08)	—	—	—	—	—	—	—	—	—	—			(389.08)
Assets classified as held for sale	—	(13.07)	(115.43)	(13.36)	(2.58)	(95.56)	—	—	—	—	—	(20.98)	(0.60)	—	—	(261.58)
Currency translation differences	—	218.14	3,718.80	54.38	6.19	51.96	—	—	0.07	—	—	0.78	20.25	—	—	4,070.57
Disposal	—	(2.78)	(2455.45)	(57.09)	(48.05)	(77.43)	—	—	—	(0.28)	(1.30)	—	(299.87)	—	—	(2,942.25)
Accumulated depreciation as at March 31, 2018	—	3,299.91	49,073.11	718.35	179.83	1,058.69	—	—	0.93	4.12	6.06	20.99	71.06	1.51	174.06	54,608.62

Net carrying amount as at March 31, 2018	7,338.59	13,193.03	50,994.15	706.94	173.29	884.46	354.68	23.24	32.48	1.04	25.17	38.10	87.78	2.80	12.09	73,867.84

Cost as at April 1, 2016	7,161.52	12,164.18	79,478.20	1,241.33	279.69	1,634.42	497.78	23.17	34.55	21.93	—	144.06	563.00	—	174.25	103,418.08
Additions	21.87	1,114.12	9,324.76	136.73	44.79	313.64	1.48	—	—	0.04	8.14	12.43	0.99	4.31	4.62	10,987.92
Currency translation differences	(421.41)	(1,175.59)	(8,824.25)	(130.46)	(11.50)	(138.39)	(75.91)	(3.06)	(5.09)	—	—	(6.73)	(67.85)	—	—	(10,860.24)
Disposal	—	(88.41)	(418.57)	(29.47)	(22.03)	(42.90)	—	—	—	(13.02)	—	(0.19)	(79.99)	—	—	(694.58)

Cost as at March 31, 2017	6,761.98	12,014.30	79,560.14	1,218.13	290.95	1,766.77	423.35	20.11	29.46	8.95	8.14	149.57	416.15	4.31	178.87	102,851.18

Accumulated depreciation as at April 1, 2016	—	2,170.86	34,138.35	544.05	158.59	910.29	—	—	0.75	9.27		29.44	378.06	—	151.35	38,491.01
Depreciation for the year	—	507.70	8,074.51	133.78	43.46	169.64	—	—	0.15	2.15	3.66	6.78	94.13	0.65	12.01	9,048.62
Write off of assets	—	—	102.04	—	—	—	—	—	—	—	—	—	—	—	—	102.04
Currency translation differences	—	(183.91)	(3,551.59)	(50.77)	(4.81)	(41.24)	—	—	(0.17)	—		(0.44)	(48.16)	—	—	(3,881.09)
Disposal	—	(49.18)	(287.24)	(26.16)	(17.65)	(35.21)	—	—	—	(8.34)	—	(0.19)	(79.99)	—	—	(503.96)

Accumulated depreciation as at March 31, 2017	—	2,445.47	38,476.07	600.90	179.59	1,003.48	—	—	0.73	3.08	3.66	35.59	344.04	0.65	163.36	43,256.62

Net carrying amount as at March 31, 2017	6,761.98	9,568.83	41,084.07	617.23	111.36	763.29	423.35	20.11	28.73	5.87	4.48	113.98	72.11	3.66	15.51	59,594.56

F-146

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

4.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	(₹ in crores)
	As at March 31, 2018			As at March 31, 2017
	Operating	Finance		Operating	Finance
	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments
Not later than one year	880.80	25.39	22.23	659.77	25.82	22.12
Later than one year but not later than five years	2,152.78	28.25	22.19	1,787.14	41.71	33.81
Later than five years	2,334.29	38.06	24.56	1,464.55	37.22	20.23
Total minimum lease commitments	5,367.87	91.70	68.98	3,911.46	104.75	76.16
Less: future finance charges		(22.72)			(28.61)

Present value of minimum lease payments		68.98			76.14

Included in the financial statements as:
Other financial liabilities—current (refer note 27)			22.23			22.13
Long-term borrowings (refer note 24)			46.75			54.01

			68.98			76.14

Total operating lease rent expenses were ₹1,022.39 crores and ₹822.48 crores for the years ended March 31, 2018 and 2017, respectively.

5.	Goodwill

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Balance at the beginning	673.32	759.80
Impairment	—	(14.25)
Classified as held for sale	(557.91)	—
Currency translation differences	1.04	(72.23)

Balance at the end	116.45	673.32

As at March 31, 2018, goodwill of ₹116.45 crores relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof). As at March 31, 2017, goodwill of ₹115.41 crores and ₹557.91 crores relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment, respectively.

As at March 31, 2018, goodwill of ₹99.09 crores has been allocated to a joint operation Fiat India Automobiles Pvt. Ltd., cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2018, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 12.40%. The cash flows beyond 4 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

F-147

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

6.(a)	Other intangible assets

	(₹ in crores)
Other intangible assets	Software	Patents and technological know how	Customer related	Intellectual property rights and other intangibles	Indefinite life trade marks and patents	Product development	Total
Cost as at April 1, 2017	5,212.84	1,313.68	516.61	194.99	5,003.50	47,746.09	59,987.71
Additions	847.20	42.75	22.31	61.53	—	16,464.77	17,438.56
Asset acquired in Business Combination	12.62	—	—	33.59	—	—	46.21
Assets classified as held for sale	(248.83)	(1.68)	(48.69)	—	—		(299.20)
Currency translation differences	694.31	167.37	71.05	36.99	702.81	7,217.99	8,890.52
Write off assets	—	—	—	—	—	—	—
Fully amortised not in use	(216.62)	—	—	—	—	(1,231.04)	(1,447.66)

Cost as at March 31, 2018	6,301.52	1,522.12	561.28	327.10	5,706.31	70,197.81	84,616.14

Accumulated amortisation as at April 1, 2017	2,214.78	1,096.05	225.43	39.62	—	20,735.63	24,311.51
Amortisation for the period	997.26	135.07	26.09	53.67	—	9,467.16	10,679.25
Assest Held for Sale	(170.05)	(0.64)	(10.96)	—	—	—	(181.65)
Fully amortised not in use	(216.62)	—	—	—	—	(1,231.04)	(1,447.66)
Currency translation differences	297.30	153.38	32.56	4.83	—	3,224.34	3,712.41
Write off assets	112.71	—	—	—	—	—	112.71

Accumulated amortisation as at March 31, 2018	3,235.38	1,383.86	273.12	98.12	—	32,196.09	37,186.57

Net carrying amount as at March 31, 2018	3,066.14	138.26	288.16	228.98	5,706.31	38,001.72	47,429.57

Cost as at April 1, 2016	5,966.68	1,525.56	605.00	82.08	5,902.17	50,681.24	64,762.73
Additions	797.70	1.79	—	129.43	—	7,943.73	8,872.65
Currency translation differences	(821.48)	(213.67)	(88.39)	(13.14)	(898.67)	(7,231.70)	(9,267.05)
Disposal	—	—	—	(3.38)	—	—	(3.38)
Fully amortised not in use	(730.06)	—	—	—	—	(3,647.18)	(4,377.24)

Cost as at March 31, 2017	5,212.84	1,313.68	516.61	194.99	5,003.50	47,746.09	59,987.71

Accumulated amortisation as at April 1, 2016	2,493.19	1,149.93	228.27	39.71	—	19,306.74	23,217.84
Amortisation for the year	756.87	131.20	28.97	1.06	—	7,938.27	8,856.37
Fully amortised not in use	(730.06)	—	—	—	—	(3,647.18)	(4,377.24)
Currency translation differences	(305.22)	(183.14)	(31.81)	(1.15)	—	(2,862.20)	(3,383.52)
Disposal	—	(1.94)	—	—	—	—	(1.94)
Accumulated amortisation as at March 31, 2017	2,214.78	1,096.05	225.43	39.62	—	20,735.63	24,311.51

Net carrying amount as at March 31, 2017	2,998.06	217.63	291.18	155.37	5,003.50	27,010.46	35,676.20

F-148

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(b)	Intangible assets under development

	For the year ended March 31,
	2018	2017
Balance at the beginning	23,512.01	19,367.97
Additions	16,877.22	15,125.50
Transferred to cost of other intangible assets	(17,286.12)	(7,986.70)
Transferred to held for sale	(190.10)	—
Write off / provision for impairment	(1,596.26)	(130.74)
Currency translation impact	2,573.81	(2,864.02)

Balance at the end	23,890.56	23,512.01

(c)

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets have been allocated to the Jaguar Land Rover businesses. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

The estimated cash flows for a period of five years were developed using internal forecast, and a pre-tax discount rate of 8.7%. The cash flows beyond five years have been extrapolated assuming 2.0% growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

F-149

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

7.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2018. The aggregate summarised financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Carrying amount of the Company’s interest in associates	933.34	872.63

	As at March 31, 2018	As at March 31, 2017
Company’s share of profit/(loss) in associates*	118.30	110.93
Company’s share of other comprehensive income in associates	(1.90)	(15.51)
Company’s share of total comprehensive income in associates	116.40	95.42

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was ₹338.04 crores and ₹192.22 crores as at March 31, 2018 and 2017, respectively. The carrying amount as at March 31, 2018 was ₹141.48 crores and ₹136.84 crores, as at March 31, 2017, respectively.

(ii)

During the year ended March 31, 2018, the Group purchased 25.08% of the share capital of Driveclubservice Pte. Limited for ₹3.01 crores. In addition, the Group also purchased 1 per cent of the share capital of Driveclub Limited, the wholly owned subsidiary of Driveclubservice Pte. Limited. However, the Group has 25.83% of the voting rights, being the 1% of share capital held and the indirect shareholding held through Driveclubservice Pte. Limited. Both Driveclubservice Pte. Limited and Driveclub Limited are therefore accounted for as equity accounted investments as the Group has significant influence over the companies.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture is as follows:

		Principal place of	% holding as at March 31,
Name of joint venture	Principal activity	the business	2018	2017
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

Chery is a limited liability company, whose legal form confers separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts and circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery is classified as a joint venture. The summarised financial information in respect of Chery that is accounted for using the equity method is set forth below.

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Current assets	8,231.79	7,608.28
Non-current assets	12,218.49	8,852.56
Current liabilities	(9,929.83)	(7,565.07)
Non-current liabilities	(1,418.41)	(1,424.97)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	4,046.68	5,025.85
Current financial liabilities (excluding trade and other payables and provisions)	(388.52)	(1.70)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,399.96)	(1,416.88)
Share of net assets of material joint venture	4,551.02	3,735.40
Other consolidation adjustments	(101.62)	(66.79)
Carrying amount of the Company’s interest in joint venture	4,449.40	3,668.61

F-150

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2018	Year ended March 31, 2017
Revenue	23,787.61	18,960.13
Net income/(loss)	4,338.13	2,732.06
Other comprehensive income	121.79	—

Total comprehensive income for the year	4,459.92	2,732.06

The above net income includes the following:
Depreciation and amortisation	1,194.78	920.11
Interest income	(229.87)	(99.32)
Interest expense (net)	60.90	70.66
Income tax expense/(credit)	1,163.05	901.44

Reconciliation of above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated financial statements:

	As at March 31, 2018	As at March 31, 2017
Net assets of the joint venture	9,102.04	7,470.80
Proportion of the Company’s interest in joint venture	4,551.02	3,735.40
Other consolidation adjustments	(101.62)	(66.79)

Carrying amount of the Company’s interest in joint venture	4,449.40	3,668.61

During the year ended March 31, 2018, a dividend of GBP 206.46 Million(₹1,764.49 crores) was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd.(2017: GBP 68 Million, ₹592.88 crores)

(ii)	The aggregate summarised financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31, 2018	As at March 31, 2017
Carrying amount of the Company’s interest in joint ventures	2.50	64.77

During the year ended March 31, 2018, the Company acquired a further 10,000 ‘B’ shares in Spark 44 (JV) Ltd (Spark 44), increasing its share of the voting rights of Spark 44 from 50% to 50.5%. In addition, Spark 44’s Articles of Association together with the Shareholder Agreement were amended to give Jaguar Land Rover Limited control of Spark 44 as the majority shareholder.

Prior to this, Jaguar Land Rover Limited had joint control over Spark44 (JV) Limited and equity accounted for Spark44 (JV) Limited as a Joint Venture. Following the additional share purchase and change to Articles of Association and Shareholder Agreement Spark44 (JV) Limited has been consolidated as a subsidiary from August 31, 2017.

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Company’s share of profit/(loss) in immaterial joint ventures*	16.25	27.65
Company’s share of other comprehensive income in immaterial joint ventures	—	(13.03)
Company’s share of total comprehensive income in immaterial joint ventures	16.25	14.62

F-151

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31, 2018	As at March 31, 2017
Carrying amount in immaterial associates	435.99	872.63
Carrying amount in immaterial associates (held for sale)	497.35	—
Carrying amount in material joint venture	4,449.40	3,668.61
Carrying amount in immaterial joint ventures	2.50	64.77

Total	5,385.24	4,606.01

Current (held for sale)	497.35	—
Non current	4,887.89	4,606.01

Total	5,385.24	4,606.01

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31, 2018	Year ended March 31, 2017
Share of profit/(loss) in immaterial associates	118.30	110.93
Share of profit/(loss) in material joint venture	2,169.07	1,366.03
Share of profit/(loss) on other adjustments in material joint venture	(25.36)	(11.61)
Share of profit/(loss) in immaterial joint ventures	16.25	27.65

	2,278.26	1,493.00

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31, 2018	Year ended March 31, 2017
Share of other comprehensive income in immaterial associates	(10.96)	(4.00)
Currency translation differences-immaterial associates	9.06	(11.51)
Currency translation differences-material joint venture	420.35	(280.16)
Currency translation differences-immaterial joint ventures	—	(13.03)

	418.45	(308.70)

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortisation/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

F-152

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

8.	Other Investments - non-current

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
(a) Investments - measured at Fair value through Other Comprehensive Income
Quoted:
Equity shares	36.64	260.29
Unquoted:
Equity shares	371.26	369.98

Total	407.90	630.27

(b) Investments - measured at Fair value through profit or loss
Quoted:
Mutual fund	—	25.09
Unquoted:
(i) Non-cumulative redeemable preference shares	0.40	1.40
(ii) Cumulative redeemable preference shares	2.50	6.50
(iii) Equity shares	246.82	—
(iv) Convertible debentures	85.40	7.08
(v) Others	16.86	16.54

TOTAL	351.98	56.61

(c) Investments - measured at amortised cost
Unquoted:
Non-convertible debentures	3.88	3.88

Total	3.88	3.88

TOTAL (a+b+c)	763.76	690.76

Aggregate book value of quoted investments	36.64	285.38
Aggregate market value of quoted investments	36.64	285.38
Aggregate book value of unquoted investments	727.12	405.38

F-153

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

9.	Other Investments - current

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
(a) Investments - measured at fair value through other comprehensive income
Quoted:
Equity Shares	303.28	—
(b) Investments - measured at fair value through profit and loss
Unquoted:
(i) Mutual funds	1,601.00	3,040.54
(ii) Advance against investments	—	0.40

Total	1,904.28	3,040.94

(c) Investments - measured at amortised cost
Unquoted:
Mutual funds	12,759.47	12,000.21

Total	12,759.47	12,000.21

TOTAL (a+b)	14,663.75	15,041.15

Aggregate book value of unquoted investments	14,360.47	15,041.15
Aggregate book value of quoted investments	303.28	—
Aggregate market value of quoted investments	303.28	—

10.	Loans and advances

	As at March 31, 2018	As at March 31, 2017
Non-current
Secured, considered good:
(a) Loans to channel partners ( Net of provision ₹7.30 crores and ₹16.41 crores as at March 31, 2018 and 2017, respectively.)	237.03	195.61
Unsecured, considered good:
(a) Loans to employees	28.06	27.73
(b) Loans to others	—	40.80
(c) Others (Net of provision ₹41.68 crores and ₹ Nil as at March 31, 2018 and 2017, respectively.)	230.32	489.52

Total	495.41	753.66

Current
Secured, considered good:
(a) Loans to channel partners	18.84	25.79
Unsecured, considered good:
(a) Advances to supplier, contractors etc. (Net of provision ₹165.10 crores and ₹119.57 crores as at March 31, 2018 and 2017, respectively)	2,260.50	684.35
(b) Inter corporate deposits	0.32	0.31

Total	2,279.66	710.45

F-154

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

11.	Other financial assets

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Non-current
(a) Derivative financial instruments	2,846.90	2,775.34
(b) Interest accrued on loans and deposits	2.60	2.40
(c) Restricted deposits	69.06	57.19
(d) Margin money / cash collateral with banks	104.80	74.56
(e) Government grant receivables	467.14	—
(f) Other deposits	1.18	1.63
(g) Others-supplier recovery	1,072.19	—

Total	4,563.87	2,911.12

Margin money with banks in restricted cash deposits consist of collateral provided for transfer of finance receivables. Restricted deposits as at March 31, 2018 and 2017 include ₹50.76 crores and ₹32.37 crores, respectively, held as a deposit in relation to ongoing legal cases.

Current
(a) Derivative financial instruments	2,476.13	1,510.18
(b) Interest accrued on loans and deposits	3.89	5.76
(c) Term /Fixed deposit other than Banks	—	40.00
(d) Government grant receivable	411.39	—
(e) Others-supplier recovery	137.71	—

Total	3,029.12	1,555.94

12.	Inventories

	As at March 31, 2018	As at March 31, 2017
(a) Raw materials and components	3,019.28	2,159.53
(b) Work-in-progress	4,043.17	3,642.56
(c) Finished goods	33,875.53	28,235.17
(d) Stores and spare parts	208.72	216.12
(e) Consumable tools	375.56	297.66
(f) Goods-in-transit - Raw materials and components	615.37	534.27

Total	42,137.63	35,085.31

Note:

(i)	Inventories of finished goods include ₹4,023.61 crores and ₹2,637.94 crores as at March 31, 2018 and 2017, respectively, relating to vehicles sold subject to repurchase arrangements.

(ii)	Cost of inventories (including cost of purchased products) recognised as expense during the years ended March 31, 2018 and 2017 amounted to ₹2,17,338.62 crores and ₹2,03,087.37 crores, respectively.

(iii)	During the years ended March 31, 2018 and 2017, the Company recorded inventory write-down expense of ₹607.42 crores and ₹372.51 crores, respectively.

(iv)	Excludes ₹95.80 crores classified as held for sale as at March 31, 2018.

F-155

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

13.	Trade receivables (Unsecured)*

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Considered good	19,893.30	14,075.55
Considered doubtful	1,261.67	1,377.44

	21,154.97	15,452.99
Less: Allowances for doubtful trade receivables	(1,261.67)	(1,377.44)

Total	19,893.30	14,075.55

*	Excludes ₹524.58 crores classified as held for sale as at March 31, 2018.

14.	Cash and cash equivalents

	As at March 31, 2018	As at March 31, 2017
(a) Cash on hand	31.42	32.62
(b) Cheques on hand	399.44	111.31
(c) Balances with banks	8,907.19	8,462.76
(d) Deposit with banks	5,378.70	5,380.07

Total	14,716.75	13,986.76

15.	Bank balances

	As at March 31, 2018	As at March 31, 2017
With upto 12 months maturity:
(a) Earmarked balances with banks	493.87	238.36
(b) Margin money / cash collateral with banks	41.71	—
(c) Bank deposits	19,361.58	21,852.76

Total	19,897.16	22,091.12

Note:

Earmarked balances with bank include ₹248.60 crores and ₹186.14 crores as at March 31, 2018 and 2017, respectively held as security in relation to interest and repayment of bank borrowings. Out of these deposits, ₹85.09 crores and ₹118.64 crores as at March 31, 2018 and 2017, respectively are pledged till the maturity of the respective borrowing.

16.	Finance receivables

	As at March 31, 2018	As at March 31, 2017
Finance receivables	25,070.75	21,160.76
Less: allowance for credit losses	(1,189.57)	(3,597.51)

Total	23,881.18	17,563.25

Current portion	8,401.65	6,810.12
Non-current portion	15,479.53	10,753.13

Total	23,881.18	17,563.25

F-156

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for credit losses in finance receivables are as follows:

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	3,597.51	5,006.69
Allowances made/(reversed) during the year	43.30	(28.15)
Written off	(2,451.24)	(1,381.03)

Balance at the end	1,189.57	3,597.51

17.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	1,517.03	1,483.71
Assets classified as held for sale	(13.05)	—
Allowances made/(reversed) during the year	14.57	132.93
Written off	(45.49)	(134.03)
Foreign exchange translation differences	4.56	34.42

Balance at the end	1,477.62	1,517.03

18.	Other non-current assets*

	As at March 31, 2018	As at March 31, 2017
a) Capital advances	284.53	562.52
b) Taxes recoverable, statutory deposits and dues from government	1,049.63	1,125.26
c) Prepaid rentals on operating leases	381.72	326.10
d) Prepaid expenses	762.59	631.24
e) Others	202.78	202.24

Total	2,681.25	2,847.36

*	Excludes ₹83.56 crores classified as held for sale as at March 31, 2018.

19.	Other current assets*

	As at March 31, 2018	As at March 31, 2017
a) Advances and other receivables	364.02	402.94
b) GST/VAT, other Taxes recoverable, statutory deposits and dues from government (Net of provision ₹1.86 crores and ₹3.61 crores as at March 31, 2018 and 2017, respectively.)	5,674.80	4,904.80
c) Prepaid expenses	1,440.35	1,106.21
e) Others	183.20	126.04

Total	7,662.37	6,539.99

*	Excludes ₹33.75 crores classified as held for sale as at March 31, 2018.

F-157

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

20.	Income taxes

The domestic and foreign components of profit/(loss) before income tax is as follows:

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Profit/(loss) before income taxes
India	(963.60)	(2,657.73)
Other than India	12,118.63	11,972.52

Total	11,155.03	9,314.79

The domestic and foreign components of income tax expense is as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Current taxes
India	242.00	184.55
Other than India	3,061.46	2,953.11
Deferred taxes
India	48.49	186.00
Other than India	989.98	(72.43)

Total income tax expense	4,341.93	3,251.23

The reconciliation of estimated income tax to income tax expense is as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Profit /(Loss) before tax	11,155.03	9,314.79
Income tax expense at tax rates applicable to individual entities	2,248.91	1,621.79
Additional deduction for patent, research and product development cost	(409.98)	(745.58)
Items (net) not deductible for tax /not liable to tax:
- foreign currency (gain)/loss relating to loans and deposits (net)	133.62	(73.98)
- interest and other expenses relating to borrowings for investment	33.78	53.10
- Dividend from subsidiaries, joint operations, equity accounted investees and other investments	(5.01)	2.71
Profit on sale of business to a wholly owned subsidiary	—	407.89
Undistributed earnings of subsidiaries, joint operations and equity accounted investees	917.01	389.17
Deferred tax assets not recognised because realization is not probable	990.23	2,243.94
Utilization/credit of unrecognised tax losses, unabsorbed depreciation and other tax benefits	(358.33)	(350.90)
Impact of change in statutory tax rates	539.26	(524.96)
Others	252.44	228.05

Income tax expense reported	4,341.93	3,251.23

The UK Finance Act 2016 was enacted during the year ended March 31, 2017 which included provisions for a reduction in the UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been provided at rates applicable when the temporary difference is expected to reverse.

Included within ‘Impact of change in statutory tax rates’ is a charge of ₹464.84 crores for the impact of the change in the US Federal rate from 35% to 21% on deferred tax assets for the year ended March 31, 2018.

F-158

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax assets and liabilities for the year ended March 31, 2018 are as follows:

	(₹ in crores)
	Opening balance	Recognised in profit or loss	Recognised in/ reclassified from other comprehensive income	MAT Credit Utilised	Classified as held for sale	Closing balance
Deferred tax assets:
Unabsorbed depreciation	2,574.50	1.86	1.58	—	(13.21)	2,564.73
Business loss carry forwards	3,292.38	1,340.70	328.41	—	—	4,961.49
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others	2,828.72	72.85	123.31	—	(3.49)	3,021.39
Compensated absences and retirement benefits	2,172.96	(722.47)	(594.16)	—	(13.70)	842.63
Minimum alternate tax carry-forward	74.92	1.26	—	(34.21)	(3.78)	38.19
Property, plant and equipment	111.90	(30.83)	11.58	—	—	92.65
Derivative financial instruments	4,428.94	(582.98)	(3,090.32)	—	(0.39)	755.25
Inventory	1,609.40	(303.82)	202.34	—	—	1,507.92
Others	796.44	200.77	152.37	—	(9.34)	1,140.24

Total deferred tax assets	17,890.16	(22.66)	(2,864.89)	(34.21)	(43.91)	14,924.49

Deferred tax liabilities:
Property, plant and equipment	2,702.20	8.39	45.35	—	(15.87)	2,740.07
Intangible assets	10,484.89	530.51	1,165.71	—	2.74	12,183.85
Undistributed earnings in subsidiaries, joint operations and equity accounted investees	1,337.63	508.16 *	93.93	—	—	1,939.72
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	—	—	—	16.95
Derivative financial instruments	23.12	(23.12)	—	—	—	—
Others	42.03	(8.12)	(13.29)	—	(9.62)	11.00

Total deferred tax liabilities	14,606.82	1,015.82	1,291.70	—	(22.75)	16,891.59

Net assets/(liabilities)	3,283.34	(1,038.48)	(4,156.59)	(34.21)	(21.16)	(1,967.10)
Deferred tax assets						4,158.70
Deferred tax liabilities						(6,125.80)

*	Net of ₹408.85 crores reversed on dividend distribution by subsidiaries.

As at March 31, 2018, unrecognised deferred tax assets amount to ₹3,461.67 crores and ₹6,257.80 crores, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to depreciation carry forwards, other deductible temporary differences and business losses. The deferred tax asset has not been recognised on the basis that its recovery is not probable in the foreseeable future.

F-159

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Unrecognised deferred tax assets expire unutilised based on the year of origination as follows:

March 31,	(₹ in crores)
2019	29.72
2020	54.35
2021	320.39
2022	90.58
2023	1,217.18
Thereafter	4,545.58

The Company has not recognised deferred tax liability on undistributed profits of certain subsidiaries amounting to ₹74,589.17 crores and ₹40,965.53 crores as at March 31, 2018 and 2017, respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2017 are as follows:

	Opening balance	Recognised in profit or loss	Recognised in/ reclassified from other comprehensive income	Closing balance
Deferred tax assets:
Unabsorbed depreciation	2,010.81	563.75	(0.06)	2,574.50
Business loss carry forwards	3,234.23	293.99	(235.84)	3,292.38
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others	4,034.57	(1,063.87)	(141.98)	2,828.72
Compensated absences and retirement benefits	1,186.90	(1.20)	987.26	2,172.96
Minimum alternate tax carry-forward	58.26	16.66	—	74.92
Property, plant and equipment	216.83	(72.74)	(32.19)	111.90
Derivative financial instruments	2,296.64	(35.07)	2,167.37	4,428.94
Unrealised profit on inventory	1,223.34	534.47	(148.41)	1,609.40
Others	652.10	205.49	(61.15)	796.44

Total deferred tax assets	14,913.68	441.48	2,535.00	17,890.16

Deferred tax liabilities:
Property, plant and equipment	2,743.13	(41.01)	0.08	2,702.20
Intangible assets	11,258.14	576.72	(1,349.97)	10,484.89
Undistributed earnings of subsidiaries joint operations and equity accounted investees	1,343.63	23.81 *	(29.81)	1,337.63
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	—	16.95
Derivative financial instruments	4.04	19.32	(0.24)	23.12
Others	65.54	(23.79)	0.28	42.03

Total deferred tax liabilities	15,431.43	555.05	(1,379.66)	14,606.82

Net assets/(liabilities)	(517.75)	(113.57)	3,914.66	3,283.34
Deferred tax assets				4,457.34
Deferred tax liabilities				(1,174.00)

*	Net of ₹365.36 crores reversed on dividend distributions by subsidiaries.

F-160

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

21.	Equity Share Capital

			(₹ in crores)
			As at March 31, 2018		As at March 31, 2017
(a)	Authorised:
	(i)	400,00,00,000 Ordinary shares of ₹2 each	800.00		700.00
		(as at March 31, 2017: 350,00,00,000 Ordinary shares of ₹2 each)
	(ii)	100,00,00,000 A’ Ordinary shares of ₹2 each	200.00		200.00
		(as at March 31, 2017: 100,00,00,000 ‘A’ Ordinary shares of ₹2 each)
	(iii)	30,00,00,000 Convertible Cumulative Preference shares of ₹100 each	3,000.00		3,000.00
		(as at March 31, 2017: 30,00,00,000 shares of ₹100 each)

		TOTAL	4,000.00		3,900.00

(b)	Issued [Note (j)]:
	(i)	288,78,43,046 Ordinary shares of ₹2 each	577.57		577.57
		(as at March 31, 2017: 288,78,43,046 Ordinary shares of ₹2 each)
	(ii)	50,87,36,110 ‘A’ Ordinary shares of ₹2 each	101.75		101.75
		(as at March 31, 2017: 50,87,36,110 ‘A’ Ordinary shares of ₹2 each)

		Total	679.32		679.32

(c)	Subscribed and called up:
	(i)	288,73,48,694 Ordinary shares of ₹2 each	577.47		577.47
		(as at March 31, 2017: 288,73,48,428 Ordinary shares of ₹2 each)
	(ii)	50,85,02,371 ‘A’ Ordinary shares of ₹2 each	101.70		101.70
		(as at March 31, 2017: 50,85,02,291 ‘A’ Ordinary shares of ₹2 each)
(d)	Calls unpaid—Ordinary shares		(0.00	)*	(0.00	)*
		310 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each)
		(as at March 31, 2017: 310 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each) )
(e)	Paid-up (c+d):		679.17		679.17
(f)	Forfeited - Ordinary shares		0.05		0.05

	Total (e + f)		679.22		679.22

(g)	The movement of number of shares and share capital

		(No. of shares)	(₹ in crores)		(No. of shares)	(₹ in crores)
		Year ended March 31, 2018			Year ended March 31, 2017
(i)	Ordinary shares
	Balance as at April 1	2,887,348,428	577.47		2,887,203,602	577.44
	Add: Allotment of shares held in abeyance	266	0.00	*	144,826	0.03

	Balance as at March 31	2,887,348,694	577.47		2,887,348,428	577.47

(ii)	‘A’ Ordinary shares
	Balance as at April 1	508,502,291	101.70		508,476,704	101.70
	Add: Allotment of shares held in abeyance	80	0.00	*	25,587	0.00	*

	Balance as at March 31	508,502,371	101.70		508,502,291	101.70

(h)

The entitlements to 4,94,352 Ordinary shares of ₹2 each (as at March 31, 2017 : 4,94,618 Ordinary shares of ₹2 each) and 2,33,739 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2017 : 2,33,819 ‘A’ Ordinary shares of ₹2 each) are subject matter of various suits filed in the courts / forums by third parties for which final order is awaited and hence kept in abeyance.

*	less than ₹50,000/-

F-161

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(i)	Rights, preferences and restrictions attached to shares:

(i)	Ordinary shares and ‘A’ Ordinary shares both of ₹2 each:

•

The Company has two classes of shares – the Ordinary shares and the ‘A’ Ordinary shares both of ₹2 each (together referred to as shares). In respect of every Ordinary share (whether fully or partly paid), voting rights shall be in the same proportion as the capital paid up on such Ordinary share bears to the total paid up Ordinary share capital of the Company. In case of every ‘A’ Ordinary share, if any resolution is put to vote on a poll or by postal ballot at any general meeting of shareholders, the holder shall be entitled to one vote for every ten ‘A’ Ordinary shares held as per the terms of its issue and if a resolution is put to vote on a show of hands, the holder of ‘A’ Ordinary shares shall be entitled to the same number of votes as available to holders of Ordinary shares.

•

The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. Further, the Board of Directors may also declare an interim dividend. The holders of ‘A’ Ordinary shares shall be entitled to receive dividend for each financial year at five percentage point more than the aggregate rate of dividend declared on Ordinary shares for that financial year.

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

(ii)	American Depository Shares (ADSs) and Global Depository Shares (GDSs):

•

Each ADS and GDS underlying the ADR and GDR respectively represents five Ordinary shares of ₹2 each. A holder of ADS and GDS is not entitled to attend or vote at shareholders meetings. An ADS holder is entitled to issue voting instructions to the Depository with respect to the Ordinary shares represented by ADSs only in accordance with the provisions of the Company’s ADSs deposit agreement and Indian Law. The depository for the ADSs and GDSs shall exercise voting rights in respect of the deposited shares by issue of an appropriate proxy or power of attorney in terms of the respective deposit agreements.

•	Shares issued upon conversion of ADSs and GDSs will rank pari passu with the existing Ordinary shares of ₹2 each in all respects including entitlement of the dividend declared.

(j)	Number of shares held by each shareholder holding more than 5 percent of the issued share capital:

				As at March 31, 2018		As at March 31, 2017
				% Issued Share Capital	No. of Shares	% Issued Share Capital	No. of Shares
(i)	Ordinary shares:
	(a	)	Tata Sons Limited	32.72%	96,13,81,852	28.71%	82,89,70,378
	(b	)	Life Insurance Corporation of India	5.08%	14,92,95,627	5.18%	14,94,23,428
	(c	)	Citibank N A as Depository	#	43,70,24,750	#	53,04,96,280
(ii)	‘A’ Ordinary shares:
	(a	)	HDFC Trustee Company Limited-HDFC Equity Fund	*	34,40,000	8.19%	4,16,71,282
	(b	)	ICICI Prudential Balanced Advantage Fund	9.44%	4,79,98,379	—	—
	(c	)	Franklin India Smaller Companies Fund	8.74%	4,44,31,036	—	—
	(d	)	HDFC Large Cap Fund	5.15%	2,62,02,083	—	—
	(e	)	Government of Singapore	6.78%	3,44,87,840	*	21,602,490
	(f	)	Franklin Templeton Mutual Fund	*	1,42,99,041	5.96%	3,03,29,225

#	held by Citibank, N.A. as depository for American Depository Receipts (ADRs) and Global Depository Receipts (GDRs)
*	Less than 5%

(k)	Information regarding issue of shares in the last five years

(a)	The Company has not issued any shares without payment being received in cash.

(b)	The Company has not issued any bonus shares.

(c)	The Company has not undertaken any buy-back of shares.

F-162

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

22.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	(5,300.13)	4,652.20
Exchange differences arising on translating the net assets of foreign operations (net)	9,491.95	(9,647.63)
Net change in translation reserve - equity accounted investees (net)	429.41	(304.70)

Balance at the end	4,621.23	(5,300.13)

(b)	The movement of Equity instruments held as fair value through other comprehensive income (FVTOCI) is as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	(19.26)	(102.70)
Other comprehensive income/(loss) for the year	42.86	83.44
Fair value (gain)/loss reclassified to retained earnings on equity instruments held as FVTOCI (net)	(0.78)	—

Balance at the end	22.82	(19.26)

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	(17,911.63)	(6,152.15)
Gain/(loss) recognised on cash flow hedges	8,700.95	(23,738.38)
Income tax relating to gain/(loss) recognised on cash flow hedges	(1,626.88)	4,558.18
(Gain)/loss reclassified to profit or loss	10,328.81	10,296.01
Income tax relating to gain/(loss) reclassified to profit or loss	(1,957.86)	(2,059.16)
Amounts removed from hedge reserve and recognised in inventory	(1,431.40)	(1,020.39)
Income tax related to amounts removed from hedge reserve and recognised in inventory	271.97	204.26

Balance at the end	(3,626.04)	(17,911.63)

(d)	The movement of Cost of hedging reserve is as follows:

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at the beginning	(74.22)	4.70
Gain/(loss) on cash flow hedges of inventory	186.13	(106.02)
Income tax relating to gain/(loss) recognised on cash flow hedges	(35.47)	—
Gain/(loss) recognised on cash flow hedges of forecast sales	81.56	9.50
Income tax relating to gain/loss recognised on cash flow hedges	(14.95)	17.60
Amounts removed from hedge reserve and recognised in inventory	1.15	—
Income tax related to amounts removed from hedge reserve and recognised in inventory	(0.22)	—

Balance at the end	143.98	(74.22)

F-163

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(e)	Summary of Other components of equity:

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Currency translation reserve	4,621.23	(5,300.13)
Equity instruments held as FVTOCI	22.82	(19.26)
Hedging reserve	(3,626.04)	(17,911.63)
Cost of hedging reserve	143.98	(74.22)

Total	1,161.99	(23,305.24)

23.	Notes to reserves and dividends

(a)	Securities premium

The amount received in excess of face value of the equity shares is recognised in Securities Premium Account.

(b)	Retained earnings

Retained earnings are the profits that the Company has earned till date.

(c)	Capital redemption reserve

The Indian Companies Act, 2013 (the “Companies Act”) requires that where a company purchases its own shares out of free reserves or securities premium account, a sum equal to the nominal value of the shares so purchased shall be transferred to capital redemption reserve account and details of such transfer shall be disclosed in the Balance Sheet. The capital redemption reserve account may be applied by the Company, in paying up unissued shares of the Company to be issued to shareholders of the Company as fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

(d)	Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve out of profits of the Company available for payment of dividend. The company is required to maintain a Debenture Redemption Reserve of 25% of the value of debentures issued, either by a public issue or on a private placement basis. The amounts credited to the debenture redemption reserve may not be utilised by the Company except to redeem debentures.

(e)	Reserve for research and human resource development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary of Tata Motors Limited) is entitled for deferment of tax in respect of expenditures incurred on product development cost subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided that TDCV appropriates an equivalent amount from “Retained Earnings” to “Reserve for Research and Human Resource Development”.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to “Retained earnings available for appropriation”.

(f)	Special reserve

Special reserve represents the reserve created by two subsidiaries of Tata Motors Limited pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20% of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

(g)	Earned surplus reserve

Under the Korean commercial code, TDCV is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilised for cash dividends, but may only be used to offset against future deficits, if any, or may be transferred to capital stock.

F-164

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(h)	Hedge Reserve

Effective portion of fair value gain/(loss) on all financial instrument designated in cash flow hedge relationship are accumulated in hedge reserve.

(i)	Cost of hedge reserve

Fair value gain/(loss) attributable to cost of hedge on all financial instrument designated in cash flow hedge relationship are accumulated in cost of hedge reserve.

(j)	Capital reserve

The capital reserve represents the excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration.

(k)	Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2018 and 2017, considering the losses in the Tata Motors Limited (standalone), No dividend is permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder.

24.	Long-term borrowings

		(₹ in crores)
		As at March 31, 2018	As at March 31, 2017
Secured:
(a)	Privately placed Non-Convertible Debentures	2,005.58	3,045.24
(b)	Collateralised debt obligations	592.49	453.99
(c)	Term loans:
	(i) from banks	4,909.55	4,062.68
	(ii) other parties	201.31	141.84
(d)	Finance lease obligations	46.75	54.01
Unsecured:
(a)	Privately placed Non-Convertible Debentures	8,694.50	8,668.80
(b)	Term loans:
	(i) from banks	8,753.12	9,475.88
	(ii) other parties	55.67	54.12
(c)	Senior notes	35,045.72	34,227.81
(d)	Others	894.81	444.81

Total		61,199.50	60,629.18

F-165

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

25.	Short-term borrowings

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Secured:
(a) Loans from banks	5,104.30	4,795.01
(b) Loans from other parties	171.11	79.77
Unsecured:
(a) Loans from banks	851.89	733.58
(b) Loans from other parties	—	15.91
(c) Inter corporate deposits from associates	86.00	56.00
(d) Commercial paper	10,581.55	8,179.67

Total	16,794.85	13,859.94

Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of ₹18,196.91 crores and ₹17,105.18 crores are pledged as collateral/security against the borrowing as at March 31, 2018 and 2017, respectively.

Notes:

Nature of Security (on loans including interest accrued thereon):

Long Term Borrowing

(A)	Non convertible debentures

(i)

Rated, Listed, Secured, 9.95% Coupon, Non-Convertible Debentures amounting to ₹200 crores included within Long-term borrowings in note 24 and 10.25% Coupon, Non-Convertible Debentures amounting to ₹500 crores included within Current maturities of long-term borrowings in note 27 are secured by a pari passu charge by way of an English mortgage of the Company’s freehold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand in the State of Gujarat. 10.25% Coupon Non-Convertible Debentures amounting ₹500 crores has been classified as current liabilities, since the Company has exercised call option to redeem in full, at the end of 8th year from the date of allotment i.e. on April 30, 2018.

(ii)

Privately placed non-convertible debentures amounting to ₹1,805.58 crores included within Long-term borrowings in note 24 and ₹2,024.28 crores included within Current maturities of long-term borrowings in note 27 are fully secured by:

(a)	First pari passu charge on residential flat of Tata Motors Finance Limited (TMFL), formerly known as Sheba Properties Limited (SPL), an indirect subsidiary of the Company

(b)	Pari - passu charge is created in favour of debenture trustee on:

•	All receivables of TMFL arising out of loan and lease transactions,

•	All book debts, trade advances forming part of movable property of SPL.

(c)	Any other security as identified by TMFL acceptable to the debenture trustee.

(B)	Collateralised debt obligation

Collateralised debt obligation represent amount received against finance receivables securitised/assigned, which does not qualify for derecognition. The repayment are due from financial year ending March 31, 2019 to March 31, 2020.

(C)	Long-term loan from banks/financial institutions and Government

(i)

Term loans from banks amounting to ₹3,704.11 crores included within long-term borrowings and ₹184.82 crores included within current maturities of long-term borrowings are secured by a pari-passu charge in favour of the security trustee on all receivables of TMFL arising out of loan, lease, all other book debts; and such other current assets as may be identified by TMFL from time to time and accepted by the relevant lender/security trustee.

F-166

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(ii)

Term loans from banks amounting to ₹570.00 crores included within long-term borrowings are secured by way of a charge created on all receivables of Tata Motors Finance Solutions Limited (TMFSL) arising out of loan, lease, trade advacnes and all other book debts; and such other current assets as may be identified by TMFSL from time to time and accepted by the relevant lender.

(iii)

The term loan of ₹584.82 crores (recorded in books at ₹133.39 crores) is due for repayment from the quarter ending March 31, 2033 to quarter ending March 31, 2038, along with simple interest at the rate of 0.10% p.a. The loan is secured by a second and subservient charge (creation of charge is under process) over Company’s freehold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand plant in the State of Gujarat.

(iv)

The term loan of ₹53.90 crores (recorded in books at ₹18.87 crores) is due for repayment from the quarter ending June 30, 2030 to March 31, 2033, along with a simple interest of 0.01% p.a. The loan is secured by bank gurantee for the due performance of the conditions as per the terms of the agreement.

(v)

Loans from Banks and External Commercial Borrowings (ECB) amounting to ₹635.45 crores included within long-term borrowings and ₹112.42 crores included within current maturity of long-term borrowings are secured by exclusive first charge on building and all movable fixed assets and also by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivable and book debts including receivable from hire purchase / leasing and all other movable current assets except cash and bank balances, loans and advances of the Company both present and future.

(vi)

The term loan of ₹49.05 crores included within Long -term borrowings and ₹4.95 crores included within current maturity of long-term borrowing are secured by pari passu first charge on fixed assets of Tata Marcopolo Motors Limited.

(D)	Short-term borrowings

Loans, cash credits, overdrafts and buyers line of credit from banks are secured by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivable and book debts including receivable from hire purchase / leasing and all other movable current assets except cash and bank balances, loans and advances of the Company both present and future.

Long-Term Borrowings: Terms

(A)	Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2018 are as follows:

	(₹ in crores)
Particulars:	Currency	Amount (in million)	As at March 31, 2018	As at March 31, 2017
5.625% Senior Notes due 2023	USD	500	3,248.52	3,209.63
3.875% Senior Notes due 2023	GBP	400	3,666.48	3,210.84
5.000% Senior Notes due 2022	GBP	400	3,659.84	3,202.76
3.500% Senior Notes due 2020	USD	500	3,271.36	3,229.86
4.125% Senior Notes due 2018*	USD	700	4,584.47	4,518.52
4.250% Senior Notes due 2019	USD	500	3,273.84	3,231.48
2.750% Senior Notes due 2021	GBP	300	2,750.46	2,406.52
2.200% Senior Notes due 2024	EUR	650	5,211.24	4,466.88
4.500% Senior Notes due 2027	USD	500	3,156.92	—

			32,823.13	27,476.49

*	Classified as other financial liabilities - current being maturity before March 31, 2019.

F-167

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(B)	Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2018 are as follows:

	(₹ in crores)
Particulars:	Currency	Amount (in million)	As at March 31, 2018	As at March 31, 2017
5.750% Senior Notes due 2024	USD	250	1,619.43	1,595.81
5.750% Senior Notes due 2021	USD	300	1,948.77	1,924.98
4.625% Senior Notes due 2020	USD	500	3,238.86	3,230.53

			6,807.06	6,751.32

(C)

Non convertible debentures amounting to ₹10,700.08 crores included within long-term borrowing and ₹4,110.71 crores included within current maturities of long term borrowings bear interest rate ranging from 7.28% to 11.50% and maturity ranging from April 2018 to September 2024.

(D)	Loan from banks/ financial institutions consists of:

(i)

Term loan amounting to ₹7,253.74 crores included within long-term borrowings and ₹1,423.25 crores included within current maturities of long term borrowings bearing floating interest rate based on marginal cost of funds lending rate (MCLR) of respective bank having maturity ranging from April, 2018 to March 2023.

(ii)

External commercial borrowings in foreign currencies amounting to ₹629.86 crores included within long-term borrowing and ₹83.95 crores included within current maturities of long term borrowings bearing floating interest rate based on LIBOR maturing in May 2023.

(iii)	Foreign currency term loan amounting to ₹5,828.12 crores included within long-term borrowing bearing floating interest rate that are linked to LIBOR with maturity ranging from July 2020 to July 2023.

Short Term Borrowings - Terms:

(i)

Short-term loan from banks and other parties(financial institutions) consist of cash credit, overdrafts, short term loan, bill discounting amounting to ₹1,096.54 crores bearing fixed rate of interest ranging from 6.77% to 8.70% and ₹5,030.85 crores bear floating rate of interest based on MCLR of respective banks and other bench mark rates.

(ii)	Commercial paper are unsecured short term papers, issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 6.08% to 8.15%.

26.	Other financial liabilities – non-current

		As at March 31, 2018	As at March 31, 2017
a)	Derivative financial instruments	2,450.20	11,259.57
b)	Liability towards employee separation scheme	85.22	72.36
c)	Others	203.72	77.65

Total		2,739.14	11,409.58

27.	Other financial liabilities – current

		As at March 31, 2018	As at March 31, 2017
a)	Current maturities of long-term borrowings	10,956.12	4,114.86
b)	Interest accrued but not due on borrowings	1,095.72	943.24
c)	Liability towards vehicles sold under repurchase arrangements	4,423.58	2,828.38
d)	Liability for capital expenditure	8,219.45	3,120.40
e)	Deposits and retention money	202.29	201.50
f)	Derivative financial instruments	6,207.66	14,257.95
g)	Deferred payment liability	—	70.08
h)	Liability towards Investors Education and Protection Fund under Section 125 of the Companies Act, 2013 (IEPF) not due	22.79	27.75
i)	Others	139.88	70.67

Total		31,267.49	25,634.83

F-168

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

		As at March 31, 2018	As at March 31, 2017
Notes:
Current maturities of long term borrowings consist of:
i)	Privately placed Non-Convertible Debentures (Secured)	2,524.28	1,852.30
ii)	Privately placed Non-Convertible Debentures (Unsecured)	1,586.43	950.00
iii)	Collateralised debt obligation	728.09	573.39
iv)	Finance lease obligation	22.23	22.13
v)	Senior Notes	4,584.47	—
vi)	Term loans from banks and others	1,510.62	717.04

Total		10,956.12	4,114.86

28.	Provisions

		(`₹ in crores)
		As at March 31, 2018	As at March 31, 2017
Non-current
a)	Employee benefits obligations	738.00	732.97
b)	Product warranty	9,453.60	7,360.69
c)	Legal and product liability	219.95	384.52
d)	Provision for residual risk	254.76	219.07
e)	Provision for environmental liability	150.05	178.00
f)	Annual maintenance contract	9.26	16.66
g)	Other provisions	122.82	112.55

Total		10,948.44	9,004.46

Current
a)	Employee benefit obligations	106.64	68.93
b)	Product warranty	6,481.50	4,670.64
c)	Legal and product liability	1,099.92	881.49
d)	Provision for residual risk	62.20	54.80
e)	Provision for environmental liability	97.88	96.58
f)	Annual maintenance contract	46.20	33.73
g)	Other provisions	59.16	1.59

Total		7,953.50	5,807.76

		Year ended March 31, 2018
	Product warranty	Legal and product Liability	Provision for residual risk	Provision for environmental liability
Balance at the beginning	12,031.33	1,266.00	273.87	274.58
Provision made / (reversed) during the year *	8,533.88	209.13	44.10	(14.79)
Provision used during the year	(6,590.59)	(316.65)	(21.11)	(45.64)
Impact of discounting	152.14	—	—	—
Impact of foreign exchange translation	1,813.03	161.39	20.10	33.78
Provision for asset classified as held for sale	(4.69)	—	—	—

Balance at the end	15,935.10	1,319.87	316.96	247.93

Current	6,481.50	1,099.92	62.20	97.88
Non-current	9,453.60	219.95	254.76	150.05

*	Provision made during the year includes estimated recovery from supplies ₹1,042.93 crores.

F-169

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

29.	Other non-current liabilities*

		(₹ in crores)
		As at March 31, 2018	As at March 31, 2017
a)	Deferred revenue	7,001.76	5,161.37
b)	Employee benefits obligations	4,100.76	11,984.02
c)	Others	62.67	247.17

	Total	11,165.19	17,392.56

*	Excludes ₹246.57 crores classified as held for sale as at March 31, 2018.

30.	Other current liabilities*

		As at March 31, 2018	As at March 31, 2017
a)	Advances received from customers	1,431.25	1,711.15
b)	Statutory dues (VAT, Excise, Service Tax, GST, Octroi etc)	3,176.86	2,658.93
c)	Deferred revenue	2,411.53	1,764.98
d)	Others	614.91	266.78

	Total	7,634.55	6,401.84

Deferred	revenue include:

(i)

₹187.67 crores as at March 31, 2018 and ₹227.92 crores as at March 31, 2017 grants relating to property, plant and equipment relate to duty saved on import of capital goods and spares under the EPCG scheme. Under such scheme, the Company is committed to export prescribed times of the duty saved on import of capital goods over a specified period of time. In case such commitments are not met, the Company would be required to pay the duty saved along with interest to the regulatory authorities.

(ii)	₹2,702.00 crores as at March 31, 2018 (₹2,047.24 crores as at March 31, 2017) relating to Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since April 1, 2013.

*	Excludes ₹174.89 crores classified as held for sale as at March 31, 2018.

31.	Revenue from Operations

		Year ended March 31, 2018	Year ended March 31, 2017
a)	Sale of products (refer note 1 & 2 below)	283,748.32	265,436.34
b)	Sale of services	3,033.90	2,432.51
c)	Finance revenues	2,604.03	2,429.23
d)	Other operating revenues (refer note 3 below)	6,023.09	4,194.04

	Total	295,409.34	274,492.12

Note:
(1)	Includes exchange gain/(loss) (net) on hedges reclassified from hedge reserve to statement of profit or loss	(10,274.11)	(9,928.70)

(2)

Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax(VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in sale of products for applicable periods. In view of the aforesaid restructuring of indirect taxes, sale of products for the year ended March 31, 2018 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

		(₹ in crores)
		Year ended March 31, 2018	Year ended March 31, 2017
a)	Sale of products	283,748.32	265,436.34
b)	Excise duty	(1,166.77)	(4,642.46)

c)	Sale of products (net of excise duty) (a)- (b)	282,581.55	260,793.88

F-170

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(3)

Other operating revenue include incentives form Governments of ₹1,555.58 crores and ₹1,485.63 crores for the year ended March 31, 2018 and 2017, respectively. This includes ₹387.67 crores and ₹561.04 crores, for the year ended March 31, 2018 and 2017, respectively, received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development and ₹338.78 crores and ₹504.72 crores, for the year ended March 31, 2018 and 2017, respectively for Research and Development Expenditure Credit (RDEC) on qualifying expenditure.

32.	Other income

		Year ended March 31, 2018	Year ended March 31, 2017
a)	Interest income	711.81	562.21
b)	Dividend income	15.77	10.51
c)	Profit on sale of investments measured at FVTPL	129.26	176.14
d)	MTM on investments measured at FVTPL	32.05	5.68

	Total	888.89	754.54

33.	Employee benefits expense

		Year ended March 31, 2018	Year ended March 31, 2017
a)	Salaries, wages and bonus	23,686.45	22,409.51
b)	Contribution to provident fund and other funds	3,218.30	2,826.23
c)	Staff welfare expenses	3,395.34	3,097.15

	Total	30,300.09	28,332.89

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. During the year ended March 31, 2016, the subsidiary company issued its final LTIP based on the share price of Tata Motors Limited. The amount released in relation to the LTIP was ₹8.55 crores and ₹70.13 crores for the years ended March 31, 2018 and 2017, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by Ind AS 102 “Share-based payment”.

During the year ended March 31, 2017, the subsidiary has launched a new long-term employment benefit scheme which provides a cash payment to certain employees based on subsidiary’s performance against long-term business metrics. This new LTIP scheme has been accounted for in accordance with Ind AS 19 “Employee benefits”.

F-171

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

34.	Finance costs

		(₹ in crores)
		Year ended March 31, 2018	Year ended March 31, 2017
a)	Interest	4,987.93	4,778.68
b)	Less: Interest capitalised*	(1,294.32)	(1,294.10)
c)	Add: Exchange fluctuation considered as interest cost	6.19	—

		3,699.80	3,484.58
d)	Discounting charges	981.99	753.43

	Total	4,681.79	4,238.01

*	Represents borrowing costs capitalised during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalisation of interest relating to general borrowings was approximately 4.26% and 4.40% for the years ended March 31, 2018 and 2017, respectively.

35.	Other expenses

		Year ended March 31, 2018	Year ended March 31, 2017
(a)	Processing charges	1,339.08	1,172.03
(b)	Consumption of stores & spare parts	2,210.56	2,419.11
(c)	Power and fuel	1,308.08	1,159.82
(d)	Information Technology (IT) related/Computer expenses	2,143.18	2,202.51
(e)	Engineering expense	5,278.84	4,273.72
(f)	MTM (gain)/loss on commodity derivatives	214.63	918.40
(g)	Warranty and product liability expenses	7,700.07	8,106.37
(h)	Freight, transportation, port charges etc.	10,742.12	9,754.71
(i)	Publicity	8,968.59	8,698.68
(j)	Allowances/(reversal) for trade and other receivables	14.57	132.93
(k)	Allowances/(reversal) for finance receivables	43.30	(28.15)
(l)	Works operation and other expenses (note below)	20,221.19	16,619.93

	Total	60,184.21	55,430.06

Note

Works operation and other expenses:

			Year ended March 31, 2018	Year ended March 31, 2017
(i)	Auditors’ remuneration
	(i)	Audit fees	55.59	59.28
	(ii)	Tax Audit fees	1.62	2.70
	(iii)	All other fees	4.72	4.07

	Total		61.93	66.05

F-172

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

36.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognised in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	980.76	923.86	183.86	160.05
Current service cost	72.25	65.71	10.20	8.19
Interest cost	68.76	69.51	13.06	12.33
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	(16.03)	(0.96)	(11.40)	2.17
Actuarial (gains) / losses arising from changes in financial assumptions	22.88	16.01	(2.70)	21.82
Actuarial (gains) / losses arising from changes in experience adjustments	10.50	(6.50)	(28.96)	(10.46)
Benefits paid from plan assets	(116.85)	(77.89)	—	—
Benefits paid directly by employer	(5.98)	(8.98)	(10.01)	(10.24)
Past service cost - Plan amendment	8.50	—	—	—

Defined benefit obligation, end of the year	1,024.79	980.76	154.05	183.86

Change in plan assets:
Fair value of plan assets, beginning of the year	841.78	799.69	—	—
Interest income	63.33	60.05	—	—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest cost)	(2.69)	26.41	—	—
Employer’s contributions	120.47	33.52	—	—
Benefits paid	(116.85)	(77.89)	—	—

Fair value of plan assets, end of the year	906.04	841.78	—	—

Amount recognised in the balance sheet consists of:
Present value of defined benefit obligation	1,024.79	980.76	154.05	183.86
Fair value of plan assets	906.04	841.78	—	—
Net liability	(118.75)	(138.98)	(154.05)	(183.86)
Amounts in the balance sheet:
Non-current assets	1.57	6.55	—	—
Non-current liabilities	(106.98)	(145.53)	(142.01)	(183.86)
Liabilities for asset classified as held for sale	(13.34)	—	(12.04)	—

Net liability	(118.75)	(138.98)	(154.05)	(183.86)

F-173

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Total amount recognised in other comprehensive income consists of:

	Pension benefits		Post retirement medical benefits
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Remeasurements (gains) / losses	(6.66)	(26.70)	(38.22)	4.84

	(6.66)	(26.70)	(38.22)	4.84

Information for funded plans with a defined benefit obligation in excess of plan assets:

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Defined benefit obligation	141.08	795.37
Fair value of plan assets	126.29	757.55

Information for funded plans with a defined benefit obligation less than plan assets:

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Defined benefit obligation	778.18	77.69
Fair value of plan assets	779.75	84.23

Information for unfunded plans:

	Pension benefits		Post retirement medical benefits
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Defined benefit obligation	105.53	107.70	154.05	183.86

Net pension and post retirement medical cost consist of the following components:

	Pension benefits		Post retirement medical benefits
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Service cost	72.25	65.71	10.20	8.19
Net interest cost / (income)	5.43	9.46	13.06	12.33
Past service cost - Plan amendment	8.50	—	—	—

Net periodic cost	86.18	75.17	23.26	20.52

Other changes in plan assets and benefit obligation recognised in other comprehensive income.

	Pension benefits		Post retirement medical benefits
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	2.69	(26.41)	—	—
Actuarial (gains)/losses arising from changes in demographic assumptions	(16.03)	(0.96)	(11.40)	2.17
Actuarial (gains)/losses arising from changes in financial assumptions	22.88	16.01	(2.70)	21.82
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	10.50	(6.50)	(28.96)	(10.46)

Total recognised in other comprehensive income	20.04	(17.86)	(43.06)	13.53

Total recognised in statement of profit and loss and other comprehensive income	106.22	57.31	(19.80)	34.05

F-174

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Pension benefits		Post retirement medical benefits
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Discount rate	7.5% - 8.0%	6.75% - 7.5%	8.0%	7.3%
Rate of increase in compensation
level of covered employees	5.0% - 12.0%	4.0% - 11.0%	NA	NA
Increase in health care cost	NA	NA	6.0%	6.0%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2018 and 2017 by category are as follows:

	Pension benefits
Asset category:	As at March 31, 2018	As at March 31, 2017
Cash and cash equivalents	6.0%	1.0%
Debt instruments (quoted)	68.4%	72.0%
Debt instruments (unquoted)	0.3%	5.0%
Equity instruments (quoted)	1.7%	1.0%
Deposits with Insurance companies	23.6%	21.0%

	100.0%	100.0%

The Company’s policy is driven by considerations of maximizing returns while ensuring credit quality of the debt instruments. The asset allocation for plan assets is determined based on investment criteria prescribed under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The weighted average duration of the defined benefit obligation as at March 31, 2018 is 14.51 years (2017 : 16.06 years)

The Company expects to contribute ₹85.63 crores to the funded pension plans in Fiscal 2019.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/ increase of 1% in the assumed discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by ₹91.80 crores	Decrease by ₹21.11 crores
	Decrease by 1%	Increase by ₹106.73 crores	Increase by ₹21.67 crores
Salary escalation rate	Increase by 1%	Increase by ₹81.51 crores	Increase by ₹19.50 crores
	Decrease by 1%	Decrease by ₹72.24 crores	Decrease by ₹18.62 crores
Health care cost	Increase by 1%	Increase by ₹19.12 crores	Increase by ₹4.57 crores
	Decrease by 1%	Decrease by ₹16.07 crores	Decrease by ₹3.72 crores

F-175

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognised in the financial statements for the severance indemnity plan.

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	348.26	333.92
Service cost	45.26	48.62
Interest cost	7.90	6.34
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in financial assumptions	(0.14)	(15.65)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities	14.70	(19.53)
Benefits paid from plan assets	(7.08)	(4.26)
Benefits paid directly by employer	(3.49)	(1.35)
Foreign currency translation	20.22	0.17

Defined benefit obligation, end of the year	425.63	348.26

Change in plan assets:
Fair value of plan assets, beginning of the year	324.53	261.76
Interest income	8.15	5.58
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)	(5.13)	(2.54)
Employer’s contributions	65.64	64.64
Benefits paid	(7.08)	(4.68)
Foreign currency translation	19.25	(0.23)

Fair value of plan assets, end of the year	405.36	324.53

Amount recognised in the balance sheet consist of:
	As at March 31, 2018	As at March 31, 2017
Present value of defined benefit obligation	425.63	348.26
Fair value of plan assets	405.36	324.53

Net liability	(20.27)	(23.73)

Amounts in the balance sheet:
Non- current liabilities	(20.27)	(23.73)

Total amount recognised in other comprehensive income for severance indemnity consists of:
	As at March 31, 2018	As at March 31, 2017
Remeasurements (gains) / losses	(77.12)	(96.81)

	(77.12)	(96.81)

F-176

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Net severance indemnity cost consist of the following components:

	(₹ in crores)
	Year ended March 31, 2018	Year ended March 31, 2017
Service cost	45.26	48.62
Net interest cost	(0.25)	0.76

Net periodic pension cost	45.01	49.38

Other changes in plan assets and benefit obligation recognised in other comprehensive income for severance indemnity plan:

	Year ended March 31, 2018	Year ended March 31, 2017
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	5.13	2.54
Actuarial (gains) / losses arising from changes in financial assumptions	(0.14)	(15.65)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities	14.70	(19.53)

Total recognised in other comprehensive income	19.69	(32.64)

Total recognised in statement of profit and loss and other comprehensive income	64.70	16.74

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31, 2018	As at March 31, 2017
Discount rate	2.8%	2.3%
Rate of increase in compensation level of covered employees	3.5%	3.0%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/ increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by ₹41.49 crores	Decrease by ₹11.32 crores
	Decrease by 1%	Increase by ₹48.43 crores	Increase by ₹12.43 crores
Salary escalation rate	Increase by 1%	Increase by ₹47.59 crores	Increase by ₹13.26 crores
	Decrease by 1%	Decrease by ₹41.60 crores	Decrease by ₹11.46 crores

Severance indemnity plans asset allocation by category is as follows:

	As at March 31, 2018	As at March 31, 2017
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2018 is 10.65 years (2017: 10.85 years)

The Company expects to contribute ₹23.79 crores to the funded severance indemnity plans in Fiscal 2019.

F-177

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, have pension arrangements providing qualifying employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

Through its defined benefit pension plans the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if plan assets under perform compared to the corporate bonds discount rate, this will create or increase a deficit. The defined benefit plans hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term.

As the plans mature, the Company intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Company believes that due to the long-term nature of the plan liabilities and the strength of the supporting group, a level of continuing equity type investments is an appropriate element of the Company’s long term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this is expected to be partially offset by an increase in the value of the plans’ bond holdings and interest rate hedging instruments.

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more loosely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	(₹ in crores)
	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	80,667.69	73,179.07
Service cost	1,856.13	1,735.73
Interest cost	2,058.43	2,410.74
Remeasurements (gains) / losses
Actuarial (gains)/losses arising from changes in demographic assumptions	(1,799.04)	(666.24)
Actuarial (gains)/losses arising from changes in financial assumptions	(3,017.78)	20,469.33
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(848.75)	(1,867.22)

F-178

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Past service cost	(3,609.01)	—
Plan settlement	(180.76)	—
Benefits paid	(8,444.13)	(1,972.42)
Member contributions	32.48	17.53
Foreign currency translation	10,064.78	(12,638.83)

Defined benefit obligation, end of the year	76,780.04	80,667.69

Change in plan assets:
Fair value of plan assets, beginning of the year	68,845.49	67,803.30
Interest Income	1,866.13	2,261.71
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)	(997.46)	10,072.49
Employer’s contributions	2,455.42	1,989.95
Members contributions	32.48	17.53
Plan settlement	(174.95)	—
Benefits paid	(8,444.13)	(1,972.42)
Expenses paid	(77.77)	(78.90)
Foreign currency translation	9,232.68	(11,248.17)

Fair value of plan assets, end of the year	72,737.89	68,845.49

Amount recognised in the balance sheet consist of:

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Present value of defined benefit obligation	76,780.04	80,667.69
Fair value of plan assets	72,737.89	68,845.49

Net liability	(4,042.15)	(11,822.20)

Amount recognised in the balance sheet consist of:
Non-current assets	—	3.81
Non-current liabilities	(4,042.15)	(11,826.01)

Net liability	(4,042.15)	(11,822.20)

Total amount recognised in other comprehensive income consist of:

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Remeasurements (gains) / losses	(1,649.79)	3,018.32

	(1,649.79)	3,018.32

F-179

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Net pension and post retirement cost consist of the following components:

	(₹ in crores)
	Pension benefits
	Year ended March 31, 2018	Year ended March 31, 2017
Current service cost	1,856.13	1,735.73
Past service cost	(3,609.01)	—
Administrative expenses	77.77	78.90
Plan settlement	(5.81)	—
Net interest cost / (income) (Including onerous obligations)	192.30	149.03

Net periodic pension cost	(1,488.62)	1,963.66

Amount recognised in other comprehensive income

	Pension benefits
	Year ended March 31, 2018	Year ended March 31, 2017
Actuarial (gains) / losses arising from changes in demographic assumptions	(1,799.04)	(666.24)
Actuarial (gains) / losses arising from changes in financial assumptions	(3,017.78)	20,469.33
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities	(848.75)	(1,867.22)
Return on plan assets, (excluding amount included in net Interest expense)	997.46	(10,072.49)
Change in onerous obligation, excluding amounts included in interest expenses	—	(17.53)

Total recognised in other comprehensive income	(4,668.11)	7,845.85

Total recognised in statement of profit and loss and other comprehensive income	(6,156.73)	9,809.51

The assumptions used in accounting for the pension plans are set out below:

	Pension benefits
	As at March 31, 2018	As at March 31, 2017
Discount rate	2.7%	2.6%
Expected rate of increase in compensation level of covered employees	2.3%	3.7%
Inflation increase	3.1%	3.2%

For the valuation as at March 31, 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113% to 119% have been used for male members and scaling factors of 102% to 114% have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 108% to 113% have been used for male members and scaling factors of 102% to 111% have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 95% has been used for male members and an average scaling factor of 85% has been used for female members.

For the valuation as at March 31, 2017, the mortality assumption used are the SAPS base table, in particular S2NxA tables and the light table for member of Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for Jaguar Pension Plan, 115% for males and 105% for females for Land Rover Pension scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2017) projections and an allowance for long-term improvements of 1.25% per annum (2017, CMI (2014) projections with 1.25% per annum improvements).

The assumed life expectations on retirement at age 65 are (years)
Retiring today:
Males	21.3	21.5
Females	23.4	24.5
Retiring in 20 years:
Males	22.5	23.3
Females	25.1	26.3

F-180

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Pension plans asset allocation by category is as follows:

	(₹ in crores)
	As at March 31,
	2018			2017
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
Equity Instruments
Information Technology	1,218.16	—	1,218.16	1,149.04	—	1,149.04
Energy	516.79	—	516.79	493.60	—	493.60
Manufacturing	885.93	—	885.93	841.55	—	841.55
Financials	1,393.50	—	1,393.50	1,327.06	—	1,327.06
Others	3,848.27	—	3,848.27	3,649.43	—	3,649.43

	7,862.65	—	7,862.65	7,460.68	—	7,460.68

Debt Instruments
Government	35,169.67	—	35,169.67	23,709.13	—	23,709.13
Corporate Bonds (Investment Grade)	184.57	16,943.46	17,128.03	161.84	16,758.23	16,920.07
Corporate Bonds (Non Investment Grade)	—	5,389.42	5,389.42	995.30	3,350.03	4,345.33

	35,354.24	22,332.88	57,687.12	24,866.27	20,108.26	44,974.53

Property Funds
UK	—	1,522.70	1,522.70	—	1,537.45	1,537.45
Other	—	1,476.55	1,476.55	—	1,262.33	1,262.33

	—	2,999.25	2,999.25	—	2,799.78	2,799.78

Cash and Cash equivalents	2,010.94	—	2,010.94	752.54	—	752.54

Other
Hedge Funds	—	3,285.33	3,285.33	—	3,261.02	3,261.02
Private Markets	18.46	2,325.57	2,344.03	—	1,407.98	1,407.98
Alternatives	4,337.38	1,974.89	6,312.27	2,646.04	3,066.81	5,712.85

	4,355.84	7,585.79	11,941.63	2,646.04	7,735.81	10,381.85

Derivatives
Foreign exchange contracts	—	9.23	9.23	—	137.56	137.56
Interest Rate and inflation	—	2,104.10	2,104.10	—	9,159.98	9,159.98

	—	2,113.33	2,113.33	—	9,297.54	9,297.54

Collateralised debt obligations	—	(11,877.03)	(11,877.03)	—	(6,821.43)	(6,821.43)

Total	49,583.67	23,154.22	72,737.89	35,725.53	33,119.96	68,845.49

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

The split of Level 1 assets is 71% (2017: 66%), Level 2 assets 20% (2017: 27%) and Level 3 assets 9% (2017: 7%). Private market holdings are classified as Level 3 instruments. Included in the value for Government bonds, Interest Rate and Inflation derivatives are Repo transactions, as noted above.

F-181

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

Assumption	Change in assumption	Impact on defined obligation	benefit	Impact on service cost and interest cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase ₹4,074.37 crores	by	Decrease/increase by ₹74.75 crores
Inflation rate	Increase/decrease by 0.25%	Increase/decrease ₹3,468.98 crores	by	Increase/decrease by ₹88.59 crores
Mortality rate	Increase/decrease by 1 year	Increase/decrease ₹2,219.45 crores	by	Increase/decrease by ₹47.99 crores

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the April 5, 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at 31 March 2018, there is no additional liability; however, following the changes to the defined benefit schemes’ rules in April 2017, an additional obligation may arise in the future. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with the schedule of contributions agreed following the 2015 statutory valuation. Both the ongoing and deficit contribution rates these are expected to reduce following the completion of the 2018 statutory valuation during 2019.

The average duration of the benefit obligation at March 31, 2018 is 20.04 years (2017: 21.60 years).

With the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2019 is ₹2,120.39 crores. The Company expects to pay ₹2,371.71 crores to its defined benefit schemes in the year ended March 31, 2019.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated ₹899.59 crores, ₹754.95 crores for years ended March 31, 2018 and 2017, respectively.

37.	Commitments and contingencies

In the ordinary course of business, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel, wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Company provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. The Company believes that none of the contingencies described below would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

The Company is involved in legal proceedings, both as plaintiff and as defendant. There are claims which the Company does not believe to be of material nature, other than those described below.

Income Tax

The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, the tax treatment of certain expenses claimed by the Company as deductions and the computation of, or eligibility of, the Company’s use of certain tax incentives or allowances.

Most of these disputes and/or disallowances, being repetitive in nature, have been raised by the income tax authorities consistently in most of the years.

F-182

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has a right of appeal to the Commissioner of Income Tax (Appeals), or CIT (A), the Dispute Resolution Panel, or DRP, and to the Income Tax Appellate Tribunal, or ITAT, against adverse decisions by the assessing officer, DRP or CIT (A), as applicable. The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT (A) or DRP. The Company has a further right of appeal to the Bombay High Court or the Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal.

As at March 31, 2018, there are matters and/or disputes pending in appeal amounting to ₹303.09 crores, which includes ₹2.18 crores in respect of equity accounted investees (₹158.61 crores, which includes ₹2.18 crores in respect of equity accounted investees as at March 31, 2017).

Customs, Excise Duty and Service Tax

As at March 31, 2018, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of ₹1,671.71 crores, which includes ₹5.02 crores in respect of equity accounted investees (₹1,464.22 crores, which includes ₹5.99 crores in respect of equity accounted investees as at March 31, 2017). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than ₹20 crores are as follows:

The Excise Authorities have raised a demand for ₹90.72 crores as at March 31, 2018 (₹90.72 crores as at March 31, 2017), on account of alleged undervaluation’s of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the Bombay High Court.

As at March 31, 2018, the Excise Authorities have raised a demand and penalty of ₹239.95 crores (₹218.23 crores as at March 31, 2017), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of ₹36.03 crores as at March 31, 2018 (₹24.96 crores as at March 31, 2017) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2018, the Excise Authorities had levied penalties and interest amounting to ₹679.88 crores (₹679.88 crores as at March 31, 2017) with respect to CENVAT credit claimed by the Company from March 2010 to November 2012, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2018, the Service Tax Authorities have raised Service Tax demand of ₹54.85 crores, wherein department alleged that the fee charged for securitisation contract by one of our subsidiary, TMFL are not adequate. The matter is being contested by TMFL before the appellate authorities.

As at March 31, 2018, the Excise Authorities have raised a demand amounting to ₹29.54 crores (₹29.54 crores as at March 31, 2017) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal.

As at March 31, 2018, the Exicse Authorities have confirmed demand & penalty totalling to ₹90.88 crores (₹ Nil crores as at March 31, 2017) towards vehicles allegedly sold below cost of production with an intention to penetrate the market. The matter is being contested by the Company before appellate Authorities.

As at March 31, 2018, the Exicse Authorities have filed Appeal before appellate authority against the Order of adjudicating authority allowing CENVAT credit of service tax of ₹36.15 crores (₹36.15 crores as at March 31, 2017) availed on consulting engineers services.

F-183

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to ₹1,096.18 crores, which includes ₹10.85 crores in respect of equity accounted investees as at March 31, 2018 (₹1,057.93 crores, which includes ₹11.54 crores in respect of equity accounted investees, as at March 31, 2017). The details of the demands for more than ₹20 crores are as follows:

The Sales Tax Authorities have raised demand of ₹269.38 crores (₹208.59 crores as at March 31, 2017) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to ₹435.96 crores as at March 31, 2018 (₹305.46 crores as at March 31, 2017). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

As at March 31, 2018, Sales Tax demand aggregating ₹95.75 crores has been raised by Sales Tax Authorities for non submission of Maharashtra Trial Balance. This is relating to VAT assessment for the financial year 2010-2013. The matter is contested in appeal.

As at March 31, 2018, the Sales Tax Authorities have raised demand for Entry Tax liability at various states amounting to ₹23.92 crores. The Company is contesting this issue.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to ₹367.02 crores, which includes ₹1.76 crores in respect of equity accounted investees as at March 31, 2018 (₹300.01 crores, which includes ₹1.76 crores in respect of equity accounted investees, as at March 31, 2017). Following are the cases involving more than ₹20 crores:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating ₹61.65 crores as at March 31, 2018 (` 61.65 crores as at March 31, 2017) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Bombay High Court and the other dispute is pending before the Supreme Court.

As at March 31, 2018, property tax amounting to ₹56.84 crores (₹53.70 crores as at March 31, 2017) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plants in Pimpri, Chinchwad and Chikhali. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2018, Sales tax / VAT amounting to ₹30.54 crores (₹29.95 crores as at March 31, 2017) has been demanded by local authorities on dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to ₹10,018.66 crores, which includes ₹12.73 crores in respect of equity accounted investees as at March 31, 2018 (₹19,610.93 crores, which includes ₹1,403.80 crores in respect of equity accounted investees, as at March 31, 2017), which are yet to be executed.

F-184

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to ₹581.39 crores as at March 31, 2018, (₹640.21 crores as at March 31, 2017), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute ₹3,622.12 crores as at March 31, 2018 (₹3,295.60 crores as at March 31, 2017) towards its share in the capital of the joint venture of which ₹2,975.31 crores (₹2,707.10 crores as at March 31, 2017) has been contributed as at March 31, 2018. As at March 31, 2018, the Company has an outstanding commitment of ₹646.81 crores (₹588.50 crores as at March 31, 2017).

The Company has contractual obligation towards Purchase Commitment for ₹13,222.63 crores (₹12,186.90 crores as at March 31, 2017).

38.	Capital Management

The Company’s capital management is intended to create value for shareholders by facilitating the meeting of long-term and short-term goals of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through equity, convertible and non-convertible debt securities, senior notes and other long-term/short-term borrowings. The Company’s policy is aimed at combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in notes 24, 25 and 27 to the consolidated financial statements. Equity comprises all components excluding (profit)/loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
Equity*	94,794.02	81,808.56
Short-term borrowings and current portion of long-term debt	27,750.97	17,974.80
Long-term debt	61,199.50	60,629.18

Total debt	88,950.47	78,603.98

Total capital (Debt + Equity)	183,744.49	160,412.54

*	Details of equity:

	As at March 31, 2018	As at March 31, 2017
Total equity as reported in balance sheet	95,952.97	58,515.06
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited	(4,621.23)	5,300.13
- Non-controlling interests	(19.78)	7.52
Hedging reserve	3,482.06	17,985.85

Equity as reported above	94,794.02	81,808.56

F-185

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

39.	Disclosure on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2018.

Financial assets		Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
(a)	Other investments - non-current	—	407.90	351.98	3.88	—	—	763.76	763.76
(b)	Investments - current	—	303.28	1,601.00	12,759.47	—	—	14,663.75	14,663.75
(c)	Trade receivables	19,893.30	—	—	—	—	—	19,893.30	19,893.30
(d)	Cash and cash equivalents	14,716.75	—	—	—	—	—	14,716.75	14,716.75
(e)	Other bank balances	19,897.16	—	—	—	—	—	19,897.16	19,897.16
(f)	Loans and advances - non-current	495.41	—	—	—	—	—	495.41	495.41
(g)	Loans and advances - current	2,279.66	—	—	—	—	—	2,279.66	2,279.66
(h)	Finance receivable - current	8,401.65	—	—	—	—	—	8,401.65	8,401.65
(i)	Finance receivable - non-current	15,479.53	—	—	—	—	—	15,479.53	15,421.94
(j)	Other financial assets - non-current	1,716.97	—	—	—	489.03	2,357.87	4,563.87	4,563.87
(k)	Other financial assets - current	552.99	—	—	—	878.80	1,597.33	3029.12	3,029.12

	Total	83,433.42	711.18	1,952.98	12,763.35	1,367.83	3,955.20	104,183.96	104,126.37

Financial liabilities		Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
(a)	Long-term borrowings (including current maturities of long-term borrowings) (note below)	—	—	72,155.62	72,155.62	72,871.82
(b)	Short-term borrowings	—	—	16,794.85	16,794.85	16,794.85
(c)	Trade payables	—	—	72,038.41	72,038.41	72,038.41
(d)	Acceptances	—	—	4,901.42	4,901.42	4,901.42
(e)	Other financial liabilities - non-current	177.23	2,272.97	288.94	2,739.14	2,739.14
(f)	Other financial liabilities - current	1,329.43	4,878.23	14,103.71	20,311.37	20,311.37

	Total	1,506.66	7,151.20	180,282.95	188,940.81	189,657.01

Note:

1	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to ₹11,166.44 crores (USD 1,700 million)
2

Inculdes ₹3,156.00 crores designated as hedged item in fair value hedge relationship. This includes a loss of ₹92.80 crores on account of fair value changes attributable to the hedged interest rate risk.

F-186

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2017.

Financial assets		Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
(a)	Other investments - non-current	—	630.27	56.61	3.88	—	—	690.76	690.76
(b)	Investments - current	—	—	3,040.94	12,000.21	—	—	15,041.15	15,041.15
(c)	Trade receivables	14,075.55	—	—	—	—	—	14,075.55	14,075.55
(d)	Cash and cash equivalents	13,986.76	—	—	—	—	—	13,986.76	13,986.76
(e)	Other bank balances	22,091.12	—	—	—	—	—	22,091.12	22,091.12
(f)	Loans and advances - non-current	753.66	—	—	—	—	—	753.66	753.66
(g)	Loans and advances - current	710.45	—	—	—	—	—	710.45	710.45
(h)	Finance receivable - current	6,810.12	—	—	—	—	—	6,810.12	6,810.12
(i)	Finance receivable - non-current	10,753.13	—	—	—	—	—	10,753.13	10,718.92
(j)	Other financial assets - non-current	135.78	—	—	—	1,156.97	1,618.37	2,911.12	2,911.12
(k)	Other financial assets - current	45.76	—	—	—	424.00	1,086.18	1,555.94	1,555.94

	TOTAL	69,362.33	630.27	3,097.55	12,004.09	1,580.97	2,704.55	89,379.76	89,345.55

Financial liabilities		Derivatives other than in hedging relationship		Derivatives in hedging relationship	Other financial liabilities		Total carrying value		Total fair value
(a)	Long-term borrowings (including current maturities of long-term borrowings) (note below)	—		—	64,744.04		64,744.04		66,339.97
(b)	Short-term borrowings	—		—	13,859.94		13,859.94		13,859.94
(c)	Trade payables	—		—	57,698.33		57,698.33		57,698.33
(d)	Acceptances	—		—	4,834.24		4,834.24		4,834.24
(e)	Other financial liabilities - non-current	1,169.84		10,089.73	150.01		11,409.58		11,409.58
(f)	Other financial liabilities - current	3,541.10		10,716.85	7,262.02		21,519.97		21,519.97

	TOTAL	4,710.94		20,806.58	148,548.58		174,066.10		175,662.03

Note:

Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to ₹7,782.00 crores (USD 1,200 million)

F-187

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e; as prices) or indirectly (i.e; derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are investments in certain unquoted debentures and equity.

	(₹ in crores)
		As at March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	1 940.92	—	723.24	2,664.16
(b) Derivative assets	—	5,323.03	—	5,323.03

Total	1 940.92	5,323.03	723.24	7,987.19

Financial liabilities measured at fair value
(a) Derivative liabilities	—	8,657.86	—	8,657.86

Total	—	8,657.86	—	8,657.86

	As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	3,326.32	—	401.50	3,727.82
(b) Derivative assets	—	4,285.52	—	4,285.52

TOTAL	3,326.32	4,285.52	401.50	8,013.34

Financial liabilities measured at fair value
(a) Derivative liabilities	—	25,517.52	—	25,517.52

Total	—	25,517.52	—	25,517.52

F-188

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	(₹ in crores)
	As at March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	12,759.47	—	3.88	12,763.35
(b) Finance receivables	—	—	23,823.59	23,823.59

Total	12,759.47	—	23,827.47	36,586.94

Financial liabilities measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowing)	39,949.70	32,922.12	—	72,871.82
(b) Short-term borrowings	—	16,794.85	—	16,794.85

Total	39,949.70	49,716.97	—	89,666.67

	As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	12,000.21	—	3.88	12,004.09
(b) Finance receivables	—	—	17,529.04	17,529.04

Total	12,000.21	—	17,532.92	29,533.13

Financial liabilities measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowing)	35,323.52	31,016.45	—	66,339.97
(b) Short-term borrowings	—	13,859.94	—	13,859.94
(c) Other financial liabilities - non-current	—	—	—	—

Total	35,323.52	44,876.39	—	80,199.91

The short-term financial assets and liabilities are stated at amortised cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2018 and 2017. Since significant unobservable inputs are applied in measuring the fair value, finance receivables are classified in Level 3.

The fair value of borrowings which have a quoted market price in an active market is based on its market price and for other borrowings the fair value is estimated by discounting expected future cash flows, using a discount rate equivalent to the risk-free rate of return, adjusted for the credit spread considered by the lenders for instruments of similar maturity and credit quality.

Costs of certain unquoted equity instruments have been considered as an appropriate estimate of fair value because of a wide range of possible fair value measurements and Cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of Ind AS 109, the Company has chosen to designate these investments in equity instruments as at FVTOCI as the management believe that this provides a more meaningful presentation for medium or long-term strategic investments, as opposed to reflecting changes in fair value immediately in profit or loss.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised or paid in sale transactions as of respective dates. As such, the fair value of the financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

F-189

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Company intends to either settle on a net basis, or to realise the asset and settle the liability, simultaneously.

Certain derivative financial assets and financial liabilities are subject to master netting arrangements, whereby in the case of insolvency, derivative financial assets and financial liabilities with the same countries will be settled on a net basis.

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2018:

		Gross amount recognised	Gross amount recognised as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
					Financial instruments	Cash collateral

Financial assets
(a)	Derivative financial instruments	5,323.03	—	5,323.03	(4,905.82)	—	417.21
(b)	Trade receivables	19,990.57	(97.27)	19,893.30	—	—	19,893.30
(c)	Cash and cash equivalents	16,384.33	(1,667.58)	14,716.75	—	—	14,716.75

	Total	41,697.93	(1,764.85)	39,933.08	(4,905.82)	—	35,027.26

Financial liabilities
(a)	Derivative financial instruments	8,657.86	—	8,657.86	(4,905.82)	—	3,752.04
(b)	Trade payable	72,135.68	(97.27)	72,038.41	—	—	72,038.41
(c)	Loans from banks/ financial institutions (short-term & current maturities of long term debt	29,418.55	(1,667.58)	27,750.97	—	—	27,750.97

	Total	110,212.09	(1,764.85)	108,447.24	(4,905.82)	—	103,541.42

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2017:

		Gross amount recognised	Gross amount recognised as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
					Financial instruments	Cash collateral

Financial assets
(a)	Derivative financial instruments	4,285.52	—	4,285.52	(3,402.13)	—	883.39
(b)	Trade receivables	14,103.26	(27.71)	14,075.55	—	—	14,075.55
(c)	Cash and cash equivalents	14,237.61	(250.85)	13,986.76	—	—	13,986.76

	Total	32,626.39	(278.56)	32,347.83	(3,402.13)	—	28,945.70

Financial liabilities
(a)	Derivative financial instruments	25,517.52	—	25,517.52	(3,402.13)	—	22,115.39
(b)	Trade payable	57,726.04	(27.71)	57,698.33	—	—	57,698.33
(c)	Loans from banks/ financial institutions (short-term & current maturities of long term debt)	18,225.65	(250.85)	17,974.80	—	—	17,974.80

	Total	101,469.21	(278.56)	101,190.65	(3,402.13)	—	97,788.52

F-190

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(b)	Transfer of financial assets

The Company transfers finance receivables in securitisation transactions and direct assignments. In such transactions the Company surrenders control over the receivables, though it continues to act as an agent for the collection of receivables. Generally in such transactions, the Company also provides credit enhancements to the transferee.

Because of the existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement provided, even if it does not collect the equivalent amounts from the original asset and hence continues to retain substantially all risks and rewards associated with the receivables, and as a result of which such transfer or assignment does not meet the derecognition criteria, resulting in the transfer not being recorded as sale. Consequently, the proceeds received from such transfers are recorded as collateralised debt obligations.

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, if the recourse arrangement is in place. Consequently the proceeds received from such transfers with a recourse arrangements are recorded as loans from banks / financial institutions and classified under short-term borrowings.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

		(₹ in crores)
		As at March 31, 2018			As at March 31, 2017
Nature of Asset		Carrying amount of asset sold		Carrying amount of associated liabilities	Carrying amount of asset sold	Carrying amount of associated liabilities
(a)	Trade receivables	1,507.44		1,507.44	1,494.87	1,494.87
(b)	Finance receivables	1,306.91	[1]	1,320.58	1,004.38	1,027.12

[1]	Net of provision of ₹22.62 crores, ₹29.00 crores as at March 31, 2018 and 2017, respectively.

(c)	Cash flow hedges

As at March 31, 2018, the Company and its subsidiaries have a number of financial instruments in a hedging relationship. The Company and its subsidiaries use both foreign currency forward and option contracts, cross currency interest rate swaps and other currency options to hedge changes in future cash flows as a result of foreign currency and interest rate risk arising from sales and purchases and repayment of foreign currency bonds. The Company and its subsidiaries have also designated some of its U.S. dollar denominated bonds as hedging instruments in a cash flow hedging relationship to hedge the changes in future cash flows as a result of foreign currency risk arising from future anticipated sales.

The Company and its subsidiaries also have a number of foreign currency options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of Ind AS 109, hence the change in fair value of these derivatives are recognised in the statement of Profit and Loss.

Options are designated on spot discounted basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognised in Cost of Hedge reserve. Changes in the spot intrinsic value of options is recognised in Hedge reserve. Changes in fair value arising from own and counter-party credit risk in options and forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of forward exchange contracts attributable to changes in credit spread are recognised in the statement of profit and loss. Cross currency basis spread was historically included in the hedging relationship. Any ineffectiveness arising out of cross currency basis spread is recognised in the statement of profit and loss as it arises. Cross currency basis spread arising from forward exchange contracts entered after 1st January 2018 is identified as cost of hedge and accordingly changes in fair value attributable to this is recognised in cost of hedge reserve.

Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognised in other comprehensive income and the ineffective portion of the fair value change is recognised in statement of Profit and Loss. The fair value gain/losses recorded in Hedge reserve and Cost of Hedge reserve is recognised in the statement of profit and loss when the forecasted transactions occur. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognised in statement of profit or loss during the years ending March 31, 2019 to 2023.

F-191

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	(₹ in crores)
	As at March 31,2018	As at March 31,2017
Fair value gain/(loss) of foreign currency derivative contracts entered for cash flow hedges of forecast sales recognised in hedging reserve	6,533.29	(24,547.60)
Fair value gain/(loss) of foreign currency derivative contracts entered for cash flow hedges of forecast inventory purchases recognised in hedging reserve	1,227.74	2,026.77
Fair value gain/(loss) of foreign currency bonds designated as cash flow hedges of forecast sales recognised in hedging reserve	1,243.52	(1,314.07)
Fair value gain/(loss) of cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognised in hedging reserve	(35.91)	—

Fair value gain/(loss) recognised in hedging reserve	8,968.64	(23,834.90)

Gain/(loss) reclassified from hedging reserve and recognised in ‘Revenue from Operation’ in the statement of profit and loss on occurrence of forecast sales	(10,274.11)	(9,928.70)
Gain/(loss) reclassified out of hedging reserve and recorded in inventory in the Balance sheet on occurrence of forecast purchases	1,430.25	1,020.39
Gain/(loss) reclassified from hedging reserve and recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of profit and loss on account of forecast transactions no longer expected to occur	(54.70)	(367.31)

Gain/(loss) reclassified from hedging reserve	(8,898.56)	(9,275.62)

Gain/(loss) on foreign currency derivatives not hedge accounted, recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of profit and loss	1,176.20	(2,041.94)
Fair value gain/(loss) recognised in ‘Foreign exchange (gain)/loss (net)’ in the statement of profit and loss on account of ineffectiveness arising from foreign currency basis spread on forward contracts designated in cash flow hedge relationship	381.64	(231.78)

(d)	Financial risk management

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity prices, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The Company has a risk management policy which not only covers the foreign exchange risks but also other risks associated with the financial assets and liabilities such as interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

•	Create a stable business planning environment by reducing the impact of currency and interest rate fluctuations on the Company’s business plan.

•	Achieve greater predictability to earnings by determining the financial value of the expected earnings in advance.

(i)	Market risk

Market risk is the risk of any loss in future earnings, in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

(a)	Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the income statement and equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in U.S. dollar, Chinese renminbi, Japanese yen, Singapore dollar and Euro, against the respective functional currencies of Tata Motors Limited and its subsidiaries.

F-192

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The Company, as per its risk management policy, uses foreign exchange and other derivative instruments primarily to hedge foreign exchange and interest rate exposure. Furthermore, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues from its international operations. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing the Company’s capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in accordance with its risk management policies.

The foreign exchange rate sensitivity is calculated for each currency by aggregation of the net foreign exchange rate exposure of a currency and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of each currency by 10%.

The following analysis is based on the gross exposure as of the relevant balance sheet dates, which could affect the income statement. There is no exposure to the income statement on account of translation of financial statements of consolidated foreign entities. Furthermore, the exposure as indicated below is mitigated by some of the derivative contracts entered into by the Company as disclosed at clause (iv) below.

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2018:

	(₹ in crores)
	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others [1]	Total
(a) Financial assets	13,531.07	12,817.17	4,997.72	1,511.50	475.02	4,165.24	37,497.72
(b) Financial liabilities	36,909.10	31,192.69	5,398.91	6,371.66	545.65	3,538.95	83,956.96

[1]	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in increase/decrease in the Company’s net income before tax by approximately ` 3,749.77 crores for financial assets and decrease/increase in Company’s net income before tax by approximately ` 8,395.70 crores for financial liabilities respectively for the year ended March 31, 2018.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2017:

	U.S. dollar	Euro	Chinese Renminbi	Japanese Yen	Others [2]	Total
(a) Financial assets	10,498.74	9,862.42	4,000.96	127.98	4,432.32	28,922.42
(b) Financial liabilities	37,547.87	21,301.83	3,399.19	538.22	2,939.25	65,726.36

(Note: The impact is indicated on the income/loss before tax basis).

(b)	Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the Company’s cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like short term non-convertible bonds and short term loans.

In its financing business, the Company enters into transactions with customers which primarily result in receivables at fixed rates. In order to manage this risk, the Company has a policy to match funding in terms of maturities and interest rates and also for certain part of the portfolio, the Company does not match funding with maturities, in order to take advantage of market opportunities.

F-193

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The Company also enters into arrangements of securitization of receivables in order to reduce the impact of interest rate movements. Further, Company also enters into interest rate swap contracts with banks to manage its interest rate risk.

As at March 31, 2018 and 2017 financial liability of ₹21,018.28 crores and ₹18,928.36 crores, respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of ₹210.18 crores and ₹189.28 crores on income for the year ended March 31, 2018 and 2017, respectively.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

The Company uses cross currency interest rate swaps to hedge some of its exposure to interest rate arising from variable rate foreign currency denominated debt. The Company and its subsidiaries also uses cross currency interest rate swaps to convert some of its foreign currency denominated fixed rate debt to floating rate debt.

(c)	Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of some of the Companies investment in quoted equity securities as of March 31, 2018 and 2017, was ₹340.48 crores and ₹260.29 crores, respectively. A 10% change in equity prices of available-for-sale securities held as of March 31, 2018 and 2017, would result in an impact of ₹34.05 crores and ₹26.03 crores on equity, respectively.

(Note: The impact is indicated on equity before consequential tax impact, if any).

(ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments in debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was ₹1,03,506.52 crores as at March 31, 2018 and ₹88,716.87 crores as at March 31, 2017, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2018, that defaults in payment obligations will occur.

F-194

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

		(₹ in crores)
		As at March 31, 2018				As at March 31, 2017
Trade receivables		Gross	Allowance	Net		Gross	Allowance	Net
Period (in months)
(a)	Not due	15,951.89	(21.56)	15,930.33		11,943.87	(90.99)	11,852.88
(b)	Overdue up to 3 months	3,281.94	(37.15)	3,244.79		1,771.82	(31.98)	1,739.84
(c)	Overdue 3-6 months	224.36	(35.48)	188.88		185.93	(25.49)	160.44
(d)	Overdue more than 6 months	1,696.78	(1,167.48)	529.30	[1]	1,551.37	(1,228.98)	322.39

	Total	21,154.97	(1,261.67)	19,893.30		15,452.99	(1,377.44)	14,075.55

Trade receivables consist of a large number of various types of customers, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of these trade receivables and where appropriate, allowance for losses are provided.

[1]

Trade receivables overdue more than six months include ₹ 462.22 crores as at March 31, 2018 (₹212.29 crores as at March 31, 2017, outstanding from state government organizations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in collection on account of future with respect to certain macro economic factor like GDP growth, fuel price and inflation.

		As at March 31, 2018			As at March 31, 2017
Finance receivables [2]		Gross	Allowance	Net	Gross	Allowance	Net
Period (in months)
(a)	Not due [3]	23,914.24	(762.15)	23,152.09	18,004.78	(1,604.08)	16,400.70
(b)	Overdue up to 3 months	452.63	(15.45)	437.18	298.24	(20.39)	277.85
(c)	Overdue more than 3 months	703.88	(411.97)	291.91	2,857.74	(1,973.04)	884.70

	Total	25,070.75	(1,189.57)	23,881.18	21,160.76	(3,597.51)	17,563.25

[2]	Finance receivables originated in India.
[3]	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, fixed deposits from public, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the public deposits/non-convertible debentures (taken by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

F-195

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2018:

	(₹ in crores)
Financial liabilities	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
(a) Trade payables and acceptances	76,939.83	76,939.83	—	—	—	76,939.83
(b) Borrowings and interest thereon	90,046.19	31,349.98	14,909.70	40,002.72	16,401.49	102,663.89
(c) Derivative liabilities	8,657.86	6,207.66	2,968.80	1,218.82	120.76	10,516.04
(d) Other financial liabilities	13,296.93	13,026.82	153.23	87.48	79.64	13,347.17

Total	188,940.81	127,524.29	18,031.73	41,309.02	16,601.89	203,466.93

Contractual maturities of borrowings includes cash flows relating to collateralised debt obligations. This represents the amount received against the transfer of finance receivables in securitisation transactions and/or direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturities of such collateralised debt obligations are as follows:

Financial liabilities	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
Collateralised debt obligations	1,320.58	728.09	592.49	—	—	1,320.58

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2017:

Financial liabilities	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
(a) Trade payables	57,698.33	57,698.33	—	—	—	57,698.33
(b) Acceptances	4,834.24	4,834.24	—	—	—	4,834.24
(c) Borrowings and interest thereon	79,547.22	21,733.53	13,055.95	39,614.01	19,358.94	93,762.43
(d) Derivative liabilities	25,517.52	15,791.87	10,470.86	6,052.83	1.15	32,316.71
(e) Other financial liabilities	6,468.79	6,318.78	30.53	69.78	78.89	6,497.98

Total	174,066.10	106,376.75	23,557.34	45,736.62	19,438.98	195,109.69

The contractual maturities of such collateralised debt obligations are as follows:

Financial liabilities	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
Collateralised debt obligations	1,027.38	629.67	367.07	110.82	—	1,107.56

F-196

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Derivative financial instruments and risk management

The Company has entered into variety of foreign currency, interest rates and commodity forward contracts and options to manage its exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. The counter-party is generally a bank. These financial exposures are managed in accordance with the Company’s risk management policies and procedures.

The Company also enters into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on its fixed rate or variable rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counter-party risks, settlement risks and gearing risks.

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	(₹ in crores)
	As at March 31, 2018	As at March 31, 2017
(a) Foreign currency forward exchange contracts and options	(3,708.93)	(21,685.18)
(b) Commodity Derivatives	(0.24)	385.66
(c) Others including interest rate and currency swaps	374.34	67.52

Total	(3,334.83)	(21,232.00)

The gain/loss on commodity derivative contracts, recognised in the statement of Profit and Loss was ₹214.63 crores gain and ₹918.40 crores gain for the years ended March 31, 2018 and 2017, respectively.

Foreign exchange sensitivity in respect of company’s exposure to forward and option contract:

	As at March 31, 2018	As at March 31, 2017
10% Depreciation of foreign currency:
Gain/(loss) in hedging reserve	4,532.90	12,194.42
Gain/(loss) in statement of Profit and loss	213.42	(90.35)
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	(5,335.38)	(13,011.69)
Gain/(loss) in statement of Profit and loss	(134.65)	816.50

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate (loss)/gain of (₹461.42) crores/ ₹461.42 crores and (₹461.24) / ₹461.24 crores in the statement of profit and loss for the years ended March 31, 2018 and 2017, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

F-197

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

40.	Disclosure of financial instruments designated as hedging instrument in cash flow hedge

The details of cash flow hedges entered into by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flows arising from revenue and repayment of borrowing cost of materials is as follows:

Outstanding contracts	Average strike rate		Nominal amounts		Fair value
			£ in million		₹ in crores
	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017	As at March 31, 2018	As at March 31, 2017
Fx Forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.659	0.667	1,724.9	2,767.7	(1,148.02)	(4,228.80)
Between 1-5 years	0.676	0.668	2,659.9	4,850.8	(581.39)	(6,228.30)
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.102	0.100	2,974.0	3,435.7	(2,774.27)	(3,874.38)
Between 1-5 years	0.105	0.102	2,581.9	4,132.3	(767.81)	(2,096.60)
Cash flow hedges - Euro
Buy - Euro / Sell - GBP
<1 year	0.817	0.795	1,602.1	1,574.1	1,200.62	977.50
Between 1-5 years	0.868	0.804	2,818.8	2,327.5	1,108.34	1,464.62
Cash flow hedges - Other
<1 year	—	—	1,748.3	1,675.7	(567.55)	(2,483.39)
Between 1-5 years	—	—	1,559.7	1,829.5	370.98	(1,459.77)
Fx Options
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.743	0.760	48.3	11.4	25.84	—
Between 1-5 years	0.706	0.728	258.4	127.4	113.51	5.66
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.103	0.105	10.3	10.5	—	—
Between 1-5 years	—	0.103	—	10.3	—	1.62
Cash flow hedges - Euro
Buy - Euro / Sell - GBP
<1 year	0.963	0.956	534.3	186.5	(23.07)	(28.32)
Between 1-5 years	0.969	0.969	1,560.4	1,588.9	105.20	(158.60)
Cross currency interest rate swaps
Buy - USD / Sell - GBP
Between 1-5 years	0.759	—	379.6	—	(258.40)	—
USD denominated Bonds	0.673		471.0		(4,614.23)
< 1 year	0.736		735.8		(6,561.44)
Between 1-5 years	—	0.803	—	963.0	—	(7,964.60)

F-198

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

41.	Segment reporting

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to asses performance.

The Company’s products mainly include Tata and other brand vehicles and Jaguar and Land Rover vehicles.

As at March 31, 2018, the automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

The segment information presented is in accordance with the accounting policies adopted for preparing the consolidated financial statements of the Company. Segment revenues, expenses and results include inter-segment transfers. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

	(₹ in crores)
	For the year ended /as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter- segment eliminations	Total
Revenues:
External revenue	66,469.13	226,964.86	—	293,433.99	1,975.35	—	295,409.34
Inter-segment/intra-segment revenue	151.25	—	(131.91)	19.34	1,277.01	(1,296.35)	—

Total revenues	66,620.38	226,964.86	(131.91)	293,453.33	3,252.36	(1,296.35)	295,409.34

Earnings before other	2,103.58	9,408.80	—	11,512.38	422.32	(147.19)	11,787.51
income, finance cost, foreign exchange gain / (loss) (net), exceptional items and tax
Reconciliation to Profit before tax:
Other income							888.89
Finance costs							(4,681.79)
Foreign exchange gain/ (loss) (net)							1,185.28
Exceptional items							1,975.14

Profit before tax							11,155.03

Depreciation and amortisation expense	3,240.38	18,257.09	—	21,497.47	56.12	—	21,553.59
Capital expenditure	3,512.92	39,093.99	—	42,606.90	84.16	(18.78)	42,672.29
Share of profit/(loss) of equity accounted investees (net)	30.18	2,138.92	—	2,169.10	109.16	—	2,278.26

F-199

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended /as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter- segment eliminations	Total
Segment assets	73,398.85	199,513.67	—	272,912.52	13.26	(886.02)	272,039.76
Assets classified as held for sale	223.33	—	—	223.33	2,756.91	(395.05)	2,585.19
Investment in equity accounted investees	385.50	4,502.39	—	4,887.89	—	—	4,887.89
Investment in equity accounted investees (held for sale)	—	—	—	—	497.35	—	497.35
Reconciliation to total assets:
Other Investments							15,427.51
Current and non-current tax assets (net)							1,108.81
Deferred tax assets (net)							4,158.70
Other unallocated financial assets [2]							30,645.30

Total assets							331,350.51

Segment liabilities	20,298.72	107,864.26	—	128,162.98	84.01	(315.22)	127,931.77
Liabilities classified as held-for-sale	—	—	—	—	1,070.18	—	1,070.18
Reconciliation to total liabilities:
Borrowings							88,950.47
Current tax liabilities (net)							1,559.07
Deferred tax liabilities (net)							6,125.80
Other unallocated financial liabilities [3]							9,760.25

Total liabilities							235,397.54

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

F-200

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	(₹ in crores)
	For the year ended /as at March 31, 2017
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter- segment eliminations	Total
Revenues:
External revenue	56,292.59	216,388.82	—	272,681.41	1,810.71	—	274,492.12
Inter-segment/intra-segment revenue	156.19	—	(145.19)	11.00	1,373.35	(1,384.35)	—

Total revenues	56,448.78	216,388.82	(145.19)	272,692.41	3,184.06	(1,384.35)	274,492.12

Earnings before other income, finance cost, foreign exchange gain / (loss) (net), exceptional items and tax	207.05	15,117.07	—	15,324.12	471.90	(202.22)	15,593.80
Reconciliation to Profit before tax:
Other income							754.54
Finance costs							(4,238.01)
Foreign exchange gain/ (loss) (net)							(3,910.10)
Exceptional items							1,114.56

Profit before tax							9,314.79

Depreciation and amortisation expense	3,157.71	14,650.51	—	17,808.22	96.77	—	17,904.99
Capital expenditure	4,018.58	27,783.03	—	31,801.61	124.12	(174.99)	31,750.74
Share of profit/(loss) of equity accounted investees (net)	25.21	1,384.37	—	1,409.58	83.42	—	1,493.00
Segment assets	64,890.05	154,654.50	—	219,544.55	2,205.13	(1,023.72)	220,725.96
Investment in equity accounted investees	377.31	3,835.72	—	4,213.03	392.98	—	4,606.01
Reconciliation to total assets:
Other investments							15,731.91
Current and non-current income tax assets							1,195.67
Deferred income taxes							4,457.34
Other unallocated financial assets [2]							27,037.47

Total assets							273,754.36

F-201

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended /as at March 31, 2017
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter- segment eliminations	Total
Segment liabilities	17,548.81	89,478.99	—	107,027.80	747.75	(250.44)	107,525.11
Reconciliation to total liabilities:
Borrowings							78,603.98
Current income tax							1,392.58
liabilities
Deferred income taxes							1,174.00
Other unallocated financial liabilities [3]							26,543.63

Total liabilities							215,239.30

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

		( ₹ in crores)
		Year ended March 31, 2018	Year ended March 31, 2017
(a)	India	59,593.18	47,101.21
(b)	United States of America	44,991.88	42,935.31
(c)	United Kingdom	51,356.29	50,588.18
(d)	Rest of Europe	46,393.27	47,122.48
(e)	China	43,394.13	41,369.40
(f)	Rest of the World	49,680.59	45,375.54

	Total	295,409.34	274,492.12

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

		As At March 31, 2018	As at March 31, 2017
(a)	India	27,222.38	28,347.32
(b)	United States of America	299.00	251.84
(c)	United Kingdom	124,201.80	96,966.41
(d)	Rest of Europe	7,242.06	1,306.66
(e)	China	166.11	91.04
(f)	Rest of the World	2,697.73	3,005.75

	Total	161,829.08	129,969.02

F-202

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Information about product revenues:

		(₹ in crores)
		Year ended March 31, 2018	Year ended March 31, 2017
(a)	Tata and Fiat vehicles	59,027.59	48,069.14
(b)	Tata Daewoo commercial vehicles	4,828.79	5,793.30
(c)	Finance revenues	2,604.03	2,429.23
(d)	Jaguar Land Rover vehicles	226,964.86	216,388.82
(e)	Others	1,984.07	1,811.63

	TOTAL	295,409.34	274,492.12

42.	Related-party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries and joint arrangements of Tata Sons Limited, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products and services with its associates, joint operations and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related-party transactions and balances for the year ended/as at March 31, 2018:

	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Ltd, its subsidiaries and joint ventures	Total
Purchase of products	2,605.70	—	3,163.10	171.30	5,940.10
Sale of products	201.60	6,008.21	545.49	709.10	7,464.40
Services received	8.90	550.09	0.16	1,735.30	2,294.45
Services rendered	19.00	1,207.72	4.34	24.10	1,255.16
Bills discounted	—	—	—	4,135.03	4,135.03
Purchase of property, plant and equipment	62.40	—	—	0.20	62.60
Purchase of Investments	—	2.50	—	—	2.50
Interest (income)/expense, dividend (income)/paid, (net)	(9.50)	(1,764.49)	(4.60)	26.30	(1,752.29)
Finance taken (including loans and equity)	489.00	—	—	—	489.00
Finance taken, paid back (including loans and equity)	489.00	—	—	—	489.00
Amounts receivable in respect of loans and interest thereon	—	—	—	4.00	4.00
Amounts payable in respect of loans and interest thereon	56.00	—	—	4.80	60.80
Trade and other receivables	63.30	1,037.14	(0.07)	151.10	1,251.47
Trade payables	149.60	0.25	184.88	335.70	670.43
Acceptances	—	—	—	220.16	220.16
Deposits given as security	—	—	—	3.00	3.00

Note: With the introduction of GST from July 1, 2017, the related party transactions reported does not include indirect tax component. The previous period figures to that extent are not comparable.

F-203

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes related-party transactions included in the consolidated financial statements for the year ended as at March 31, 2017:

	( ₹ in crores)
	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Ltd, its subsidiaries and joint ventures	Total
Purchase of products	2,058.52	21.30	2,275.75	66.84	4,422.41
Sale of products	250.49	4,983.53	323.72	461.50	6,019.24
Services received	10.98	1,088.57	0.07	1,970.15	3,069.77
Services rendered	16.64	771.88	16.12	130.13	934.77
Bill discounted	—	—	—	3,202.77	3,202.77
Purchase of property, plant and equipment	13.79	—	—	0.11	13.90
Interest (income)/expense, dividend (income)/paid, (net)	(11.10)	(594.36)	(12.12)	64.26	(553.32)
Finance given (including loans and equity)	—	—	—	30.30	30.30
Finance given, taken back (including loans and equity)	—	—	132.50	60.30	192.80
Finance taken (including loans and equity)	329.00	—	—	589.63	918.63
Finance taken, paid back (including loans and equity)	300.00	—	—	626.95	926.95
Amounts receivable in respect of loans and interest thereon	—	—	—	9.33	9.33
Amounts payable in respect of loans and interest thereon	56.00	—	—	105.55	161.55
Trade and other receivables	49.52	565.86	—	160.01	775.39
Trade payables	39.76	22.63	123.96	471.11	657.46
Conversion of optionally convertible preference shares into equity shares	160.00	—	—	—	160.00
Deposits given as security	—	—	—	3.00	3.00

Details of significant transactions are given below:

Name of Related party	Nature of relationship	Year ended March 31, 2018	Year ended March 31, 2017
i) Services rendered
Chery Jaguar Land Rover Automotive Company Limited	Joint venture	1,207.72	1,087.57
ii) Bill discounted
Tata Capital	Tata Sons Ltd, its subsidiaries and joint ventures	4,135.03	3,202.77

Compensation of key management personnel:

	Year ended March 31, 2018	Year ended March 31, 2017
Short-term benefits	79.84	69.31
Post-employment benefits*	1.76	18.47

The compensation of CEO and Managing Director is ₹26.42 crores and ₹22.55 crores for the year ended March 31, 2018 and 2017, respectively.

F-204

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The compensation of CEO at Jaguar Land Rover is ₹40.08 crores and ₹55.17 crores for the year ended March 31, 2018 and 2017, respectively.

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31, 2018	Year ended March 31, 2017
Sale of products	—	0.81
Dividend paid	—	—	**

**	less than ₹50,000/-

Refer note 36 for information on transactions with post employment benefit plan.

43.	Earnings per Share (“EPS”)

			(₹ in crores)
			Year ended March 31, 2018	Year ended March 31, 2017
(a)	Profit / (Loss) for the period	₹ crores	8,988.91	7,454.36
(b)	The weighted average number of Ordinary shares for Basic EPS	Nos.	2,887,348,357	2,887,218,310
(c)	The weighted average number of ‘A’ Ordinary shares for Basic EPS	Nos.	508,502,336	508,483,714
(d)	The nominal value per share (Ordinary and ‘A’ Ordinary)	₹	2.00	2.00
(e)	Share of profit / (loss) for Ordinary shares for Basic EPS	₹ crores	7,638.57	6,333.80
(f)	Share of profit / (loss) for ‘A’ Ordinary shares for Basic EPS*	₹ crores	1,350.34	1,120.56
(g)	Earnings Per Ordinary share (Basic)	₹	26.46	21.94
(h)	Earnings Per ‘A’ Ordinary share (Basic)	₹	26.56	22.04
(i)	Profit after tax for Diluted EPS	₹ crores	8,988.91	7,454.36
(j)	The weighted average number of Ordinary shares for Basic EPS	Nos.	2,887,348,357	2,887,218,310
(k)	Add: Adjustment for Options relating to warrants and shares held in abeyance	Nos.	494,469	599,766
(l)	The weighted average number of Ordinary shares for Diluted EPS	Nos.	2,887,842,826	2,887,818,076
(m)	The weighted average number of ‘A’ Ordinary shares for Basic EPS	Nos.	508,502,336	508,483,714
(n)	Add: Adjustment for ‘A’ Ordinary shares held in abeyance	Nos.	233,774	252,396
(o)	The weighted average number of ‘A’ Ordinary shares for Diluted EPS	Nos.	508,736,110	508,736,110
(p)	Share of profit for Ordinary shares for Diluted EPS	₹ crores	7,638.23	6,333.52
(q)	Share of profit for ‘A’ Ordinary shares for Diluted EPS*	₹ crores	1,350.68	1,120.84
(r)	Earnings Per Ordinary share (Diluted)	₹	26.45	21.93
(s)	Earnings Per ‘A’ Ordinary share (Diluted)	₹	26.55	22.03

*	‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

F-205

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

44.	Additional information as required under Schedule III to the Companies Act, 2013, of enterprises consolidated as subsidiary / Associates / Joint Ventures

Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Parent
Tata Motors Ltd	20.63%	19,683.32	(14.09)%	(1,266.19)	0.14%	42.18	(3.18)%	(1,224.01)
Subsidiaries
Indian
TAL Manufacturing Solutions Ltd	0.10%	98.39	0.15%	13.39	0.00%	(0.42)	0.03%	12.97
Concorde Motors (India) Ltd	0.01%	11.22	(1.45)%	(130.24)	0.00%	0.07	(0.34)%	(130.17)
Tata Motors Finance Ltd	1.85%	1,764.43	1.50%	135.08	0.03%	9.83	0.38%	144.91
Tata Technologies Ltd	0.76%	721.25	1.97%	177.47	(0.01)%	(1.51)	0.46%	175.96
Tata Motors Insurance Broking & Advisory Services Ltd	0.03%	27.48	0.16%	14.13	0.00%	(0.43)	0.04%	13.70
TML Distribution Company Ltd	0.37%	354.44	0.56%	50.15	0.00%	0.23	0.13%	50.38
Tata Motors Finance Holdings Ltd	3.45%	3,292.77	(0.20)%	(18.28)	0.00%	(0.08)	(0.05)%	(18.36)
Tata Motors Financial Solutions Ltd	1.25%	1,196.34	17.19%	1,545.13	0.00%	0.68	4.01%	1,545.81
Tata Marcopolo Motors Ltd	0.13%	120.77	0.11%	9.68	0.00%	0.34	0.03%	10.02
Jaguar Land Rover India Limited	0.29%	274.42	(0.04)%	(3.30)	0.00%	(0.10)	(0.01)%	(3.40)
Foreign
Tata Daewoo Commercial Vehicle Co. Ltd	2.66%	2,539.86	2.26%	202.91	0.38%	111.88	0.82%	314.79
Tata Motors European Technical Centre Plc	0.35%	336.00	0.33%	29.88	0.00%	—	0.08%	29.88
Tata Motors (SA) (Proprietary) Ltd	0.02%	15.19	0.02%	1.83	0.00%	—	0.00%	1.83
Tata Motors (Thailand) Ltd	(0.53)%	(510.36)	(1.48)%	(132.77)	0.00%	(0.09)	(0.34)%	(132.86)
TML Holdings Pte Ltd, Singapore	9.99%	9,536.74	1.38%	123.78	(1.29)%	(379.80)	(0.66)%	(256.02)
Tata Hispano Motors Carrocera S.A	(0.80)%	(765.52)	(0.10)%	(9.09)	0.00%	—	(0.02)%	(9.09)
Tata Hispano Motors Carroceries Maghreb	(0.03)%	(29.27)	(0.05)%	(4.38)	0.00%	—	(0.01)%	(4.38)
Trilix S.r.l	0.05%	48.78	(0.13)%	(11.64)	0.00%	—	(0.03)%	(11.64)
Tata Precision Industries Pte Ltd	0.00%	0.86	0.00%	(0.13)	0.00%	—	0.00%	(0.13)
PT Tata Motors Indonesia	0.22%	210.10	(0.03)%	(2.92)	0.00%	0.04	(0.01)%	(2.88)
INCAT International Plc.	0.05%	44.21	0.00%	(0.26)	0.02%	5.45	0.01%	5.20
Tata Technologies Inc. (Including Midwest Managed Services Inc. which got merged into Tata Technologies Inc. w.e.f. Feb 28, 2018)	0.37%	353.74	0.05%	4.84	0.01%	1.84	0.02%	6.69
Tata Technologies de Mexico, S.A. de C.V.	0.01%	6.34	0.01%	0.53	0.00%	0.14	0.00%	0.67
Cambric Limited, Bahamas	0.02%	19.07	0.00%	(0.22)	0.00%	—	0.00%	(0.22)
Cambric UK Limited (Dissolved w.e.f. May 23, 2017)	0.00%	—	0.00%	—	0.00%	0.43	0.00%	0.43
Cambric GmbH (in process of liquidation)	0.00%	1.96	0.00%	(0.31)	0.00%	0.30	0.00%	(0.01)
Tata Technologies SRL, Romania (erstwhile Cambric Consulting SRL was renamed w.e.f February 4, 2015)	0.03%	27.03	0.07%	6.55	0.01%	2.37	0.02%	8.93
Tata Manufacturing Technologies Consulting (Shanghai) Limited	0.04%	38.91	0.11%	10.24	0.01%	3.10	0.03%	13.33
Tata Technologies Europe Limited	0.75%	718.18	0.65%	58.63	0.33%	97.79	0.41%	156.42
Escenda Engineering AB (Tata Technologies Europe Limited acquired 100% stake in the Company w.e.f. May 1, 2017)	0.00%	(0.17)	(0.12)%	(10.86)	0.00%	(1.33)	(0.03)%	(12.19)

F-206

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
INCAT GmbH (in process of liquidation)	0.02%	18.12	0.01%	0.47	0.01%	2.55	0.01%	3.02
Tata Technologies (Thailand) Limited	0.01%	10.10	0.02%	2.07	0.00%	0.80	0.01%	2.87
Tata Technologies ESOP Trust	0.00%	2.68	0.00%	0.20	0.00%	—	0.00%	0.20
Tata Technologies Europe Limited ESOP Trust	0.01%	10.93	0.01%	1.32	0.00%	0.02	0.00%	1.34
TATA Technologies Pte Ltd.	0.76%	726.17	(0.03)%	(2.79)	0.01%	3.78	0.00%	0.99
Jaguar Land Rover Automotive plc	22.61%	21,572.85	47.66%	4,284.31	0.00%	—	11.12%	4,284.31
Jaguar Land Rover Limited (previously Jaguar Cars Limited)	100.56%	95,959.27	60.71%	5,456.95	85.05%	25,121.23	79.37%	30,578.18
Jaguar Land Rover Holdings Limited (formally known as Land Rover)	43.44%	41,456.15	(0.64)%	(57.76)	0.00%	—	(0.15)%	(57.76)
JLR Nominee Company Limited (Formally known as Jaguar Land Rover Exports Limited, formerly Jaguar Cars Exports Limited)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover (South Africa) Holdings Limited	1.35%	1,290.38	1.93%	173.52	0.00%	—	0.45%	173.52
Jaguar Cars Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Land Rover Exports Limited (Business transferred to Jaguar Land Rover Exports Ltd)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Lanchester Motor Company Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Daimler Motor Company Limited	0.01%	13.84	0.00%	—	0.00%	—	0.00%	—
S S Cars Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Daimler Transport Vehicles Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Jaguar Collection Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover Pension Trustees Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Cars (South Africa) (Pty) Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover Slovakia s.r.o.	2.82%	2,693.47	0.72%	64.86	0.31%	91.83	0.41%	156.69
Jaguar Racing Limited	0.01%	7.60	0.04%	3.61	0.00%	—	0.01%	3.61
InMotion Ventures Limited	(0.07)%	(67.63)	(0.12)%	(10.64)	0.00%	—	(0.03)%	(10.64)
InMotion Ventures 1 Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
InMotion Ventures 2 Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
InMotion Ventures 3 Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Land Rover Ireland (Services) Limited	0.00%	1.62	0.02%	1.51	(0.01)%	(1.72)	0.00%	(0.21)
Spark44 (JV) Ltd	0.27%	261.18	0.59%	52.80	0.05%	14.57	0.17%	67.37
Spark44 Limited (London & Birmingham)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Spark44 Pty Ltd (Sydney)	0.00%	2.71	0.02%	1.39	0.00%	—	0.00%	1.39
Spark44 GmbH (Frankfurt)	0.02%	15.19	0.06%	5.27	0.00%	—	0.01%	5.27
Spark44 GLLC (LA & NYC)	0.04%	36.07	0.07%	6.65	0.00%	—	0.02%	6.65
Spark44 Limited (Shanghai)	0.02%	22.05	0.06%	5.72	0.00%	—	0.01%	5.72
Spark44 Middle East DMCC (Dubai)	0.04%	35.96	0.24%	21.59	0.00%	—	0.06%	21.59
Spark44 Demand Creation Partners Pte Ltd (Mumbai)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Spark44 Pte Ltd (Singapore)	0.00%	1.70	0.01%	1.18	0.00%	—	0.00%	1.18
Spark44 Communications SL (Madrid)	0.00%	2.46	0.02%	1.70	0.00%	—	0.00%	1.70
Spark44 SRL (Rome)	0.00%	0.15	0.00%	0.05	0.00%	—	0.00%	0.05
Spark44 Limited (Seoul)	0.00%	4.37	0.02%	1.95	0.00%	—	0.01%	1.95
Spark44 K.K. (Tokyo)	0.00%	3.30	0.02%	1.50	0.00%	—	0.00%	1.50
Spark44 Canada Inc (Toronto)	0.03%	28.03	0.06%	5.19	0.00%	—	0.01%	5.19
Spark44 South Africa (Pty) Limited	0.00%	1.18	0.00%	0.44	0.00%	—	0.00%	0.44

F-207

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
Limited Liability Company Jaguar Land Rover (Russia)	0.85%	812.28	2.00%	179.67	0.00%	—	0.47%	179.67
Jaguar Land Rover (China) Investment Co Ltd (previously Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd )	11.80%	11,263.51	47.39%	4,260.01	0.00%	—	11.06%	4,260.01
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	(0.01)%	(11.84)	(0.11)%	(9.70)	0.00%	—	(0.03)%	(9.70)
Jaguar Land Rover Colombia SAS	(0.01)%	(6.07)	(0.15)%	(13.92)	0.00%	—	(0.04)%	(13.92)
Jaguar Landrover Mexico S.A.P I de C.V	0.04%	36.91	0.03%	2.65	0.01%	2.70	0.01%	5.35
Jaguar Landrover Services Mexico S.A C.V	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover France SAS	0.04%	39.22	0.12%	10.76	0.00%	—	0.03%	10.76
Jaguar Land Rover Portugal - Veiculos e Pecas, Lda.	0.09%	82.95	(0.03)%	(2.62)	0.00%	—	(0.01)%	(2.62)
Jaguar Land Rover Espana SL (merged company following the absorption of Jaguar Hispania, S.L.U by Land Rover Espana, S.L.U)	0.56%	534.71	0.35%	31.21	0.00%	(0.56)	0.08%	30.65
Jaguar Land Rover Italia SpA	0.64%	609.21	0.85%	76.76	0.00%	—	0.20%	76.76
Land Rover Ireland Limited - (no longer a trading NSC)	0.01%	12.51	(0.01)%	(1.13)	0.00%	—	0.00%	(1.13)
Jaguar Land Rover Korea Co. Ltd.	0.13%	125.71	0.95%	84.99	0.00%	—	0.22%	84.99
Jaguar Land Rover Deutschland GmbH	0.89%	849.14	1.48%	132.93	0.00%	—	0.35%	132.93
Jaguar Land Rover Austria GmbH	0.12%	112.69	0.15%	13.73	0.00%	—	0.04%	13.73
Jaguar Land Rover Australia Pty Limited	0.13%	122.88	0.37%	33.54	0.00%	—	0.09%	33.54
Jaguar Land Rover North America, LLC.	1.69%	1,614.50	10.39%	933.77	0.03%	7.39	2.44%	941.16
Jaguar Land Rover Japan Limited	0.28%	269.22	0.25%	22.26	0.00%	—	0.06%	22.26
Jaguar Land Rover Canada, ULC	0.03%	27.22	0.30%	27.02	0.00%	—	0.07%	27.02
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	0.53%	510.11	(3.68)%	(331.22)	0.00%	—	(0.86)%	(331.22)
Jaguar Land Rover Belux N.V. (following the merger of Jaguar Belux and Land Rover Belux)	0.12%	118.84	0.26%	23.20	0.00%	—	0.06%	23.20
Jaguar Land Rover Nederland BV	0.06%	58.49	0.10%	8.68	0.00%	—	0.02%	8.68
Jaguar Land Rover (South Africa) (Pty) Limited	0.22%	213.52	0.94%	84.39	0.00%	—	0.22%	84.39
Jaguar Land Rover Singapore Pte. Ltd	0.02%	15.59	0.04%	3.87	0.00%	—	0.01%	3.87
Jaguar Land Rover Taiwan Company Pte. Ltd	0.01%	6.96	(0.02)%	(1.58)	0.00%	—	0.00%	(1.58)
Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd.	0.02%	19.79	(0.05)%	(4.29)	0.00%	0.81	(0.01)%	(3.48)
PT Tata Motors Distribusi Indonesia	0.02%	16.09	(0.37)%	(33.30)	0.00%	—	(0.09)%	(33.30)
TMNL Motor Services Nigeria Ltd (incorporated w.e.f September 2, 2015)	0.00%	(0.10)	0.00%	(0.03)	0.00%	—	0.00%	(0.03)
Minority Interests in all subsidiaries
Indian
Concorde Motors (India) Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Tata Marcopolo Motors Ltd	(0.06)%	(59.08)	(0.05)%	(4.74)	0.00%	(0.17)	(0.01)%	(4.91)
Tata Motors Finance Ltd	0.00%	—	0.00%	—	0.00%		0.00%	—
Tata Technologies Ltd	(0.42)%	(396.67)	(0.96)%	(86.31)	(0.09)%	(26.45)	(0.29)%	(112.76)

F-208

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of comprehensive income	Amount
					0.00%		0.00%
Foreign					0.00%		0.00%
Tata Motors (SA) (Proprietary) Ltd	(0.01)%	(6.08)	(0.01)%	(0.73)	0.00%	(0.79)	0.00%	(1.52)
Tata Precision Industries Pte Ltd	0.00%	(0.20)	0.00%	0.03	0.00%	(0.01)	0.00%	0.02
Spark 44 Ltd	(0.08)%	(79.40)	(0.21)%	(19.02)	0.00%	—	(0.05)%	(19.02)
Tata Motors (Thailand) Limited	0.03%	27.75	0.07%	5.99	0.01%	2.19	0.02%	8.18
Trilix S.r.l	(0.01)%	(11.38)	0.03%	2.33	(0.01)%	(1.67)	0.00%	0.66
Joint operations
Indian
Fiat India Automobiles Private Limited	1.77%	1,687.53	2.04%	183.60	0.00%	0.27	0.48%	183.87
Tata Cummins Private Ltd	0.48%	458.44	0.96%	86.63	0.00%	0.78	0.23%	87.41
Adjustments arising out of consolidation	(139.66)%	(133,278.66)	(109.08)%	(9,805.48)	13.57%	4,006.70	(15.05)%	(5,798.79)

Sub - total (a)		90,042.67		6,710.65		29,117.17		35,827.81

Joint ventures (as per proportionate consolidation / investment as per the equity method
Indian
JT Special Vehicle (P) Ltd	0.00%	2.50	0.00%	—	0.00%	—	0.00%	—
Foreign
Spark 44 Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Chery Jaguar Land Rover Automotive Co Ltd	4.66%	4,451.33	24.05%	2,161.73	1.42%	420.35	6.70%	2,582.08
Sub - total (b)		4,453.83		2,161.73		420.35		2,582.08
Associates (Investment as per the equity method)
Indian
Tata AutoComp Systems Ltd	0.22%	211.91	0.19%	17.12	0.01%	2.40	0.05%	19.52
Automobile Corporation of Goa Ltd	0.15%	141.19	0.10%	9.42	0.00%	0.25	0.03%	9.67
Tata Hitachi Construction Machinery Company Private Ltd	0.52%	497.35	1.21%	109.16	(0.02)%	(4.55)	0.27%	104.61
Foreign
Nita Company Ltd	0.03%	29.54	0.04%	3.69	0.00%	—	0.01%	3.69
Tata Precision Industries (India) Ltd	—	—	—	—	0.00%	—	0.00%	—
Synaptiv Limited	0.00%	1.48	—	—	0.00%	—	0.00%	—
CloudCar Inc	0.05%	44.87	(0.25)%	(22.86)	0.00%	—	(0.06)%	(22.86)
DriveClubService Pte. Ltd.	0.00%	1.85	0.00%	—	—	—	—	—
Jaguar Cars Finance Limited	0.00%	3.23	0.00%	—	0.00%	—	0.00%	—

Sub - total (c)		931.41		116.53		(1.90)		114.63

Total (b + c)		5,385.24	100.00%	2,278.26	100.00%	418.45	100.00%	2,696.71

Total (a + b)	100.00%	95,427.91	100.00%	8,988.91	100.00%	29,535.61	100.00%	38,524.52

F-209

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

45.	Other Notes

(a)

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, ₹871.75 crores and ₹762.67 crores, for the year ended March 31, 2018 and 2017, respectively, the proportion relating to capitalised product development expenditure, have been off set against intangibles under development.

(b)	The following subsidiaries have been considered on unaudited basis. Details for the same as per individual entity’s financials are as under:

	Net Worth As at March 31, 2018	Total Revenue for the year ended March 31, 2018	Net Increase / (Decrease) in Cash & Cash equivalent during 2017-2018
Subsidiaries:
Trilix S.R.L	48.79	68.09	10.00
Tata Precision Industries Pte Ltd	0.87	—	(0.03)
TML Holding Pte Ltd	9,536.74	—	538.63
TMNL Motor services Nigeria Limited	(0.10)	—	0.14
Concorde Motors (India) Ltd	11.21	1,183.83	10.73
Tata Technologies De Mexico, S.A. de C.V.	6.34	19.80	0.66
Incat International PLC	44.21	0.16	0.59
Incat Gmbh	18.12	0.30	0.27
Cambric Limited	19.07	1.78	0.07
Tata Technologies SRL Romania	27.03	31.62	7.19
Cambric Gmbh	1.96	0.08	0.13

TOTAL	9,714.24	1,305.66	568.38

For the year ended / as at March 31, 2017	(311.26)	336.51	(46.11)

(c)

The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company’s certain assets related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

(d)

Exceptional debit of ₹1,641.38 crores, relates to provision for impairment of certain intangibles under development and capital work-in-progress. The Company reviewed product development programs in capital work-in-progress and consequently provided for impairment during the year ended March 31, 2018.

(e)

The exceptional credit of ₹3,609.01 crores (GBP 437.40 million) for the year ended March 31, 2018, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit Scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognised in year ended March 31, 2018.

(f)

Exceptional debit of ₹147.93 crores for the year ended March 31, 2017, relates to provision for inventory of BS III vehicles as at March 31, 2017. This does not include higher level of customer discounts and variable marketing expenses in March 2017, to support higher level of retail sales, which have been netted off against ‘Income from operations.

F-210

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(g)

The exceptional credit of ₹11.19 crores (GBP 1.4 million) and ₹1,330.10 crores (GBP 151 million) for the years ended March 31, 2018 and 2017, respectively, relates to the explosion at the port of Tianjin (China) in August 2015. This relates to the receipt of insurance proceeds, recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the original provision recorded in the quarter ended September 30, 2015.

(h)

The Company has a process whereby periodically all long term contracts (including derivative contracts) are assessed for material foreseeable losses. At the year end, the Company has reviewed and ensured that adequate provision are required under any law/accounting standards for material foreseeable losses on such long term contracts (including derivative contracts) has been made in the books of account.

As per our report of even date attached		For and on behalf of the Board

For B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W-100022 YEZDI NAGPOREWALLA Partner Membership No. 049265 Mumbai, May 23, 2018	N CHANDRASEKARAN [DIN: 00121863] Chairman	N MUNJEE [DIN:00010180] V K JAIRATH [DIN:00391684] F S NAYAR [DIN:00003633] O P BHATT [DIN:00548091] R SPETH [DIN:03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO and Managing Director

S B BORWANKAR [DIN: 01793948]

ED and Chief Operating Officer

P B BALAJI

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2018

F-211

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF

TATA MOTORS LIMITED

Report on the Consolidated Ind AS Financial Statements

We have audited the accompanying consolidated Ind AS financial statements of TATA MOTORS LIMITED (hereinafter referred to as “the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) its associates and its joint ventures, comprising the Consolidated Balance Sheet as at March 31, 2017, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity, for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated Ind AS financial statements”) and which includes two Joint Operation Companies consolidated on a proportionate basis with the Parent.

Management’s Responsibility for the Consolidated Ind AS Financial Statements

The Parent’s Board of Directors is responsible for the preparation of these consolidated Ind AS financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as “the Act”) that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and statement of changes in equity of the Group including its Associates and Joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Act. The respective Boards of Directors of the companies included in the Group and of its associates, joint ventures and joint operation companies are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and its associates, its joint ventures and joint operation companies and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated Ind AS financial statements by the Directors of the Parent, as aforesaid.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated Ind AS financial statements based on our audit. In conducting our audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated Ind AS financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated Ind AS financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated Ind AS financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Parent’s preparation of the consolidated Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Parent’s Board of Directors, as well as evaluating the overall presentation of the consolidated Ind AS financial statements.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraph (a) of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated Ind AS financial statements.

F-212

Opinion

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of the other auditors on separate financial statements/financial information of the subsidiaries, associates and joint ventures referred to below in the Other Matters paragraph, the aforesaid consolidated Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and joint ventures as at March 31, 2017, and their consolidated profit/loss, consolidated total comprehensive income/ loss, their consolidated cash flows and consolidated statement of changes in equity for the year ended on that date.

Other Matters

(a)

We did not audit the financial statements/financial information of thirteen subsidiaries, whose financial statements/financial information reflect total assets(net) of ₹56,463.53 crores as at March 31, 2017, total revenues of ₹224,217.37 crores and net cash outflows amounting to ₹3,785.40 crores for the year ended on that date, as considered in the consolidated Ind AS financial statements. The consolidated Ind AS financial statements also include the Group’s share of net profit of ₹104.18 crores for the year ended March 31, 2017, as considered in the consolidated Ind AS financial statements, in respect of three associates, whose financial statements/financial information have not been audited by us. These financial statements have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated Ind AS financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries and associates is based solely on the reports of the other auditors.

(b)

We did not audit the financial statements/financial information of six subsidiaries, whose financial statements/financial information reflect total assets (net) of (-) ₹311.26 crores as at March 31, 2017, total revenues of ₹336.51 crores and net cash outflows amounting to ₹46.11 crores for the year ended on that date, as considered in the consolidated Ind AS financial statements. These financial statements/ financial information are unaudited and have been furnished to us by the Management and our opinion on the consolidated Ind AS financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on such unaudited financial statements/financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements/financial information are not material to the Group.

(c)

The comparative financial information for the year ended March 31, 2016 and the transition date opening balance sheet as at April 1, 2015 in respect of thirteen subsidiaries and three associates included in this consolidated Ind AS financial statements prepared in accordance with the Ind AS have been audited by other auditors and have been relied upon by us.

Our opinion on the consolidated Ind AS financial statements above, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of other auditors and the financial statements/financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

As required by Section 143(3) of the Act, based on our audit and on the consideration of the report of other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint venture companies incorporated in India, referred in the Other Matters paragraph above we report, to the extent applicable, that:

(a)

We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated Ind AS financial statements.

(b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated Ind AS financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

(c)

The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated Ind AS financial statements.

(d)	In our opinion, the aforesaid consolidated Ind AS financial statements comply with the Indian Accounting Standards prescribed under Section 133 of the Act.

F-213

(e)

On the basis of the written representations received from the directors of the Parent as on March 31, 2017 taken on record by the Board of Directors of the Parent and the reports of the statutory auditors of its subsidiary companies, associate companies, joint venture companies and joint operation companies incorporated in India, none of the directors of the Group companies, its associate companies, joint venture companies and its joint operation companies incorporated in India are disqualified as on March 31, 2017 from being appointed as a director in terms of Section 164 (2) of the Act.

(f)

With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”, which is based on the auditors’ reports of the Parent, subsidiary companies, associate companies, joint venture companies and joint operation companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of the Parent, its subsidiary companies, associate companies, joint venture companies and joint operation companies incorporated in India.

(g)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.

The consolidated Ind AS financial statements disclose the impact of pending litigations on the consolidated financial position of the Group, its associates, its joint ventures and joint operation companies.

ii.

Provision has been made in the consolidated Ind AS financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

iii.

There has been no delay in transferring amounts required to be transferred, to the Investor Education and Protection Fund by the Parent and its subsidiaries, associates, joint ventures and joint operations companies incorporated in India.

iv.

The Parent has provided requisite disclosures in the consolidated Ind AS financial statements as regards the holding and dealings in Specified Bank Notes as defined in the Notification S.O. 3407(E) dated the November 8, 2016 of the Ministry of Finance, during the period from November 8, 2016 to December 30, 2016 of the Group entities and joint operation companies as applicable. However, as stated in Note No. 45 (a) to the consolidated Ind AS financial statements, amounts aggregating to ₹79,500/- as represented to us by the Management have been received from transactions which are not permitted.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

B. P. SHROFF
Partner
(Membership No. 34382)
Mumbai, May 23, 2017

F-214

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date to Members of Tata Motors Limited)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated Ind AS financial statements of the Company as of and for the year ended March 31, 2017, we have audited the internal financial controls over financial reporting of TATA MOTORS LIMITED (hereinafter referred to as “Parent”) and its subsidiary companies, which includes internal financial controls over financial reporting of its joint operation companies incorporated in India, its associate companies and joint ventures, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Parent, its subsidiary companies, its joint operation companies, its associate companies and joint ventures, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (“the Guidance Note”) issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Parent, its subsidiary companies, its joint operation companies, its associate companies and its joint ventures, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by other auditors of the subsidiary companies, joint operations, associate companies and joint ventures, which are companies incorporated in India, in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Parent, its subsidiary companies, its joint operation companies, its associate companies and its joint ventures, which are companies incorporated in India.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)

F-215

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors referred to in the Other Matters paragraph below, the Parent, its subsidiary companies, its joint operation companies, its associate companies and joint ventures, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2017, based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

Other Matters

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting in so far as it relates to one subsidiary company and two associate companies, which are companies incorporated in India, is based solely on the corresponding reports of the auditors of such companies incorporated in India.

Our opinion is not modified in respect of the above matters.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No. 34382)

Mumbai, May 23, 2017

F-216

CONSOLIDATED BALANCE SHEET

		(₹ in crores)
	Note	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
I. ASSETS
1. NON- CURRENT ASSETS
(a) Property, plant and equipment	3	59,594.56	64,927.07	54,264.65
(b) Capital work-in-progress		10,186.83	6,550.97	8,852.69
(c) Goodwill	5	673.32	759.80	731.95
(d) Other intangible assets	6	35,676.20	41,544.89	33,908.19
(e) Intangible assets under development		23,512.01	19,367.97	19,155.46
(f) Investment in equity accounted investees	7	4,606.01	3,763.95	3,173.66
(g) Financial assets:
(i) Other investments	8	690.76	770.03	768.85
(ii) Finance receivables	16	10,753.13	9,671.55	9,606.60
(iii) Loans and advances	10	753.66	503.88	496.71
(iv) Other financial assets	11	2,911.12	1,825.51	647.64
(h) Deferred tax assets (net)	20	4,457.34	3,957.03	4,049.41
(i) Non-current tax assets (net)		260.20	1,265.81	947.45
(j) Other non-current assets	18	2,847.36	2,309.02	1,983.60

		156,922.50	157,217.48	138,586.86

2. CURRENT ASSETS
(a) Inventories	12	35,085.31	32,655.73	29,044.15
(b) Financial assets:
(i) Other investments	9	15,041.15	19,233.04	14,074.78
(ii) Trade receivables	13	14,075.55	13,570.91	12,972.80
(iii) Cash and cash equivalents	14	13,986.76	17,153.61	19,743.09
(iv) Bank balances other than (iii) above	15	22,091.12	13,306.79	10,668.84
(v) Finance receivables	16	6,810.12	6,079.92	4,959.45
(vi) Loans and advances	10	710.45	1,117.10	779.78
(vii) Other financial assets	11	1,555.94	835.73	1,689.80
(c) Current tax assets (net)		935.47	146.75	212.08
(d) Other current assets	19	6,539.99	5,824.09	5,412.09

		116,831.86	109,923.67	99,556.86

TOTAL ASSETS		273,754.36	267,141.15	238,143.72

II. EQUITY AND LIABILITIES
EQUITY
(a) Equity share capital	21	679.22	679.18	643.78
(b) Other equity	22	57,382.67	78,273.23	54,628.80

Equity attributable to owners of Tata Motors Ltd		58,061.89	78,952.41	55,272.58
Non-controlling interests		453.17	432.84	429.75

		58,515.06	79,385.25	55,702.33

LIABILITIES
1. NON- CURRENT LIABILITIES
(a) Financial liabilities:
(i) Borrowings	24	60,629.18	50,510.39	54,607.14
(ii) Other financial liabilities	26	11,409.58	7,943.74	7,994.85
(b) Provisions	28	9,004.46	7,891.01	6,938.27
(c) Deferred tax liabilities (net)	20	1,174.00	4,474.78	2,559.49
(d) Other non-current liabilities	29	17,392.56	9,886.55	10,948.00

		99,609.78	80,706.47	83,047.75

2. CURRENT LIABILITIES
(a) Financial liabilities:
(i) Borrowings	25	13,859.94	11,450.78	13,154.68
(ii) Trade payables		57,698.33	57,580.46	52,094.70
(iii) Acceptances		4,834.24	3,981.33	4,076.75
(iv) Other financial liabilities	27	25,634.83	21,281.60	19,173.01
(b) Provisions	28	5,807.76	5,844.51	4,969.12
(c) Current tax liabilities (net)		1,392.58	723.53	820.13
(d) Other current liabilities	30	6,401.84	6,187.22	5,105.25

		115,629.52	107,049.43	99,393.64

TOTAL EQUITY AND LIABILITIES		273,754.36	267,141.15	238,143.72

See accompanying notes to the consolidated financial statements

In terms of our report attached		For and on behalf of the Board

For DELOITTE HASKINS & SELLS LLP Chartered Accountants	N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119]	GUENTER BUTSCHEK [DIN: 07427375] CEO & Managing Director
		N MUNJEE [DIN: 00010180]	R PISHARODY [DIN: 01875848]
		V K JAIRATH [DIN: 00391684]	Executive Director
S B BORWANKAR [DIN: 01793948]
B P SHROFF		O P BHATT [DIN: 00548091]	Executive Director
Partner		R SPETH [DIN: 03318908] Directors	C RAMAKRISHNAN Group Chief Financial Officer
H K SETHNA [FCS: 3507] Company Secretary

Mumbai, May 23, 2017			Mumbai, May 23, 2017

F-217

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

				(₹ in crores) Year ended March 31,
			Note	2017	2016
I.	Income from operations		31	274,492.12	277,660.59
II.	Other income		32	754.54	885.35

III.	Total Income (I+II)			275,246.66	278,545.94

IV.	Expenses:
	(a)	Cost of materials consumed
		(i) Cost of materials consumed		160,147.12	151,065.61
		(ii) Basis adjustment on hedge accounted derivatives		(777.57)	2,226.88
	(b)	Purchase of products for sale		13,924.53	12,841.52
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(7,399.92)	(2,750.99)
	(d)	Excise duty		4,799.61	4,614.99
	(e)	Employee benefits expense	33	28,332.89	28,880.89
	(f)	Finance costs	34	4,238.01	4,889.08
	(g)	Foreign exchange (gain)/loss (net)		3,910.10	1,616.88
	(h)	Depreciation and amortisation expense		17,904.99	16,710.78
	(i)	Product development/Engineering expenses		3,413.57	3,468.77
	(j)	Other expenses	35	55,430.06	55,683.75
	(k)	Amount capitalised		(16,876.96)	(16,678.34)

	Total Expenses (IV)			267,046.43	262,569.82

V.	Profit before exceptional items and tax (III-IV)			8,200.23	15,976.12
VI.	Exceptional Items:
	(a)	Employee separation cost		67.61	32.72
	(b)	Others	12(iv) & 45(b)	(1,182.17)	1,817.63

VII.	Profit before tax (V-VI)			9,314.79	14,125.77
VIII.	Tax expense		20
	(a)	Current tax		3,137.66	1,862.05
	(b)	Deferred tax		113.57	1,163.00

	Total tax expense			3,251.23	3,025.05
IX.	Profit/(loss) for the year from continuing operations (VII-VIII)			6,063.56	11,100.72
X.	Share of profit/(loss) of joint ventures and associates (net)		7	1,493.00	577.47

XI.	Profit for the year (IX+X)			7,556.56	11,678.19

	Attributable to:
	(a)	Shareholders of the Company		7,454.36	11,579.31
	(b)	Non-controlling interests		102.20	98.88
XII.	Other comprehensive income/(loss):
	(A)	(i) Items that will not be reclassified to profit or loss:
		(a) Remeasurement gains and (losses) on defined benefit obligations (net)		(7,823.75)	4,867.37
		(b) Quoted equity instruments at fair value through other comprehensive income		83.15	68.79
		(c) Share of other comprehensive income in equity accounted investees (net)		(6.08)	(1.34)
		(d) Gains and (losses) in cash flow hedges of forecast inventory purchases		2,026.77	2,430.04
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss:		867.35	(1,514.57)
	(B)	(i) Items that will be reclassified to profit or loss:
		(a) Exchange differences in translating the financial statements of foreign operations		(9,678.58)	1,687.11
		(b) Gains and (losses) in cash flow hedges of forecast sales		(15,565.66)	(5,371.92)
		(c) Share of other comprehensive income in associates and joint ventures (net)		(304.70)	29.00
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss:		2,906.93	962.98

	Total Other comprehensive income/(loss) for the year (net of tax)			(27,494.57)	3,157.46
	Attributable to:
		(a) Shareholders of the Company		(27,460.30)	3,145.33
		(b) Non-controlling interests		(34.27)	12.13

XIII.	Total comprehensive income/(loss) for the year (net of tax) (XI+XII)			(19,938.01)	14,835.65

		Attributable to:
		(a) Shareholders of the Company		(20,005.94)	14,724.64
		(b) Non-controlling interests		67.93	111.01
XIV.	Earnings per equity share (EPS)		43
	(A)	Ordinary shares (face value of ₹2 each):
		(i) Basic EPS	₹	21.94	34.25
		(ii) Diluted EPS	₹	21.93	34.24
	(B)	‘A’ Ordinary shares (face value of ₹2 each):
		(i) Basic EPS	₹	22.04	34.35
		(ii) Diluted EPS	₹	22.03	34.34

See accompanying notes to the consolidated financial statements

In terms of our report attached		For and on behalf of the Board

For DELOITTE HASKINS & SELLS LLP Chartered Accountants	N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119]	GUENTER BUTSCHEK [DIN: 07427375] CEO & Managing Director
B P SHROFF Partner Mumbai, May 23, 2017		N MUNJEE [DIN:00010180] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors

R PISHARODY [DIN: 01875848]

Executive Director

S B BORWANKAR [DIN: 01793948]

Executive Director

C RAMAKRISHNAN

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2017

F-218

CONSOLIDATED CASH FLOW STATEMENT

	(₹ in crores) Year ended March 31,
	2017	2016
Cash flows from operating activities
Profit for the year	7,556.56	11,678.19
Adjustments for:
Depreciation and amortisation expense	17,904.99	16,710.78
Allowances for finance receivables	(28.15)	220.96
Allowances for trade and other receivables	132.93	664.66
Inventory write-down	295.59	328.59
Exceptional items-others	(1,182.17)	2,172.63
Provision for costs associated with closure of operations and impairment of intangibles	—	44.31
Marked-to-market on investments measured at Fair value through profit or loss	(5.68)	(12.01)
Impairment of capitalised property, plant and equipment and other intangible assets	101.69	163.94
Impairment of Goodwill	14.25	—
Loss on sale of assets (including assets scrapped/written off) (net)	272.00	792.04
Profit on sale of investments (net)	(176.14)	(101.00)
Gain on fair value of below market interest loans	(46.52)	(50.50)
Share of profit of joint ventures and associates (net)	(1,493.00)	(577.47)
Tax expense (net)	3,251.23	3,025.05
Interest/dividend (net)	3,665.29	4,116.74
Foreign exchange gain (net)	(1,422.76)	(550.77)

Cash flows from operating activities before changes in following assets and liabilities	28,840.11	38,626.14
Finance receivables	(1,783.64)	(1,406.39)
Trade receivables	(2,368.66)	(817.01)
Loans and advances and other financial assets	379.93	(520.00)
Other current and non-current assets	(1,274.96)	54.91
Inventories	(6,620.67)	(5,743.35)
Trade payables and acceptances	9,300.56	3,947.46
Other current and non-current liabilities	1,911.48	3,705.02
Other financial liabilities	744.28	708.84
Provisions	2,965.92	1,383.70

Cash generated from operations	32,094.35	39,939.32
Income tax paid (net)	(1,895.10)	(2,039.78)

Net cash from operating activities	30,199.25	37,899.54

Cash flows from investing activities:
Payments for property, plant and equipment	(16,071.78)	(16,135.93)
Payments for other intangible assets	(14,395.10)	(15,367.06)
Proceeds from sale of property, plant and equipment	53.39	58.84
Investments in Mutual Fund (purchased)/sold (net)	1,914.38	(4,714.73)
Loans to others	(9.78)	(0.75)
Repayment of loans by others	0.75	8.33
Repayment of loans by joint operation	132.50	—
Acquisition of subsidiary company	—	(111.44)
Investment in equity accounted investees	(106.95)	—
Investments - others	(6.36)	(12.91)
Proceeds from sale of investments in other companies	50.61	89.20
Interest received	638.18	730.96
Dividend received	10.51	42.27
Dividend received from joint ventures and associates	609.19	15.42
Decrease in short-term inter-corporate deposit	30.00	65.00
Deposits with financial institution	(35.00)	(1,968.00)
Realisation of deposits with financial institution	—	1,968.00
Deposits/restricted deposits with banks	(45,127.19)	(47,202.63)
Realisation of deposits/restricted deposits with banks	34,232.77	45,031.00

Net cash used in investing activities	(38,079.88)	(37,504.43)

F-219

CONSOLIDATED CASH FLOW STATEMENT

	(₹ in crores)
	Year ended March 31,
	2017	2016
Cash flows from financing activities
Proceeds from Rights issue of shares (net of issue expenses)	4.55	7,433.22
Proceeds from issue of shares to minority shareholders	0.62	0.19
Proceeds from long-term borrowings	18,384.52	11,058.70
Repayment of long-term borrowings	(9,212.13)	(14,585.48)
Proceeds from short-term borrowings	15,005.26	8,460.20
Repayment of short-term borrowings	(11,753.71)	(9,000.44)
Net change in other short-term borrowings (with maturity up to three months)	(766.25)	(1,337.74)
Dividend paid (including dividend distribution tax)	(73.00)	—
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	(48.22)	(108.11)
Interest paid [including discounting charges paid ₹666.40 crores (March 31, 2016 ₹635.52 crores)]	(5,336.34)	(5,715.66)

Net cash from/(used in) financing activities	6,205.30	(3,795.12)

Net decrease in cash and cash equivalents	(1,675.33)	(3,400.01)
Cash and cash equivalents as at April 01, (opening balance)	17,153.61	19,743.09
Effect of foreign exchange on cash and cash equivalents	(1,491.52)	810.53

Cash and cash equivalents as at March 31, (closing balance)	13,986.76	17,153.61

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	3,346.35	3,796.05

In terms of our report attached		For and on behalf of the Board

For DELOITTE HASKINS & SELLS LLP Chartered Accountants	N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119] N MUNJEE [DIN: 00010180] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors	GUENTER BUTSCHEK [DIN: 07427375] CEO & Managing Director
B P SHROFF Partner Mumbai, May 23, 2017

R PISHARODY [DIN: 01875848] Executive Director

S B BORWANKAR [DIN: 01793948] Executive Director

C RAMAKRISHNAN

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2017

F-220

STATEMENT OF CHANGES IN EQUITY

For the year ended March 31, 2017

A.	Equity Share Capital

(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2016	679.18
Proceeds from issue of shares held in abeyance and amounts received on unpaid calls	0.04

Balance as at March 31, 2017	679.22

B.	Other Equity

	(₹ in crores)
									Other components of equity
Particulars	Securities Premium Account	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Comprehen- sive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited	Non- controlling interests	Total other equity
Balance as at April 1, 2016	18,887.42	2.28	1,042.15	165.78	292.46	24.00	1,164.20	58,292.89	(102.70)	(6,152.15)	4.70	4,652.20	78,273.23	432.84	78,706.07
Profit for the year	—	—	—	—	—	—	—	7,454.36	—	—	—	—	7,454.36	102.20	7,556.56
Other comprehensive income /(loss) for the year	—	—	—	—	—	—	—	(6,569.14)	83.44	(10,943.35)	(78.92)	(9,952.33)	(27,460.30)	(34.27)	(27,494.57)

Total comprehensive income/(loss) for the year	—	—	—	—	—	—	—	885.22	83.44	(10,943.35)	(78.92)	(9,952.33)	(20,005.94)	67.93	(19,938.01)

Amounts recognized in inventory	—	—	—	—	—	—	—	—	—	(816.13)	—	—	(816.13)	—	(816.13)
Dividend paid (including dividend tax)	—	—	—	—	—	—	—	(73.00)	—	—	—	—	(73.00)	(48.22)	(121.22)
Proceeds from issue of shares held in abeyance	4.51	—	—	—	—	—	—	—	—	—	—	—	4.51	—	4.51
Shares issued to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	0.62	0.62
Transfer to debenture redemption reserve	—	—	43.79	—	—	—	—	(43.79)	—	—	—	—	—	—	—
Transfer (from)/to retained earnings	—	—	—	—	—	8.18	—	(8.18)	—	—	—	—	—	—	—

Balance as at March 31, 2017	18,891.93	2.28	1,085.94	165.78	292.46	32.18	1,164.20	59,053.14	(19.26)	(17,911.63)	(74.22)	(5,300.13)	57,382.67	453.17	57,835.84

See accompanying notes to the consolidated financial statements

In terms of our report attached		For and on behalf of the Board

For DELOITTE HASKINS & SELLS LLP Chartered Accountants	N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119]	GUENTER BUTSCHEK [DIN: 07427375] CEO & Managing Director
B P SHROFF Partner Mumbai, May 23, 2017		N MUNJEE [DIN:00010180] V K JAIRATH [DIN: 00391684] O P BHATT [DIN:00548091] R SPETH [DIN: 03318908] Directors

R PISHARODY [DIN: 01875848]

Executive Director

S B BORWANKAR [DIN: 01793948]

Executive Director

C RAMAKRISHNAN

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2017

F-221

STATEMENT OF CHANGES IN EQUITY

For the year ended March 31, 2016

A.	Equity Share Capital

(₹ in crores)
Particulars	Equity Share Capital
Balance as at April 1, 2015	643.78
Issues of shares pursuant to Rights	35.40

Balance as at March 31, 2016	679.18

B.	Other Equity

	(₹ in crores)
									Other components of equity
Particulars	Securities Premium Account	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Earned surplus reserve	Capital Reserve	Retained earnings	Equity instruments through Other Com- prehensive Income	Hedging Reserve	Cost of hedging reserve	Currency translation reserve	Attributable to Owners of Tata Motors Limited	Non- controlling interests	Total other equity
Balance as at April 1, 2015	11,489.60	2.28	1,042.15	165.78	269.58	14.51	1,164.20	42,904.21	(91.12)	(5,278.28)	—	2,945.89	54,628.80	429.75	55,058.55
Profit for the year	—	—	—	—	—	—	—	11,579.31	—	—		—	11,579.31	98.88	11,678.19
Other comprehensive income /(loss) for the year	—	—	—	—	—	—	—	3,761.36	68.80	(2,395.84)	4.70	1,706.31	3,145.33	12.13	3,157.46

Total comprehensive income/(loss) for the year	—	—	—	—	—	—	—	15,340.67	68.80	(2,395.84)	4.70	1,706.31	14,724.64	111.01	14,835.65

Amounts recognized in inventory	—	—	—	—	—	—	—	—	—	1,521.97		—	1,521.97	—	1,521.97
Profit on sale of unquoted equity investments	—	—	—	—	—	—	—	80.38	(80.38)	—		—	—	—	—
Issue of Shares pursuant to Rights (net of issue expenses of ₹57.27 crores)	7,397.82	—	—	—	—	—	—	—	—	—		—	7,397.82	—	7,397.82
Dividend paid (including dividend tax)	—	—	—	—	—	—	—	—	—	—		—	—	(108.11)	(108.11)
Shares issued to non-controlling interest	—	—	—	—	—	—	—	—	—	—		—	—	0.19	0.19
Transfer (from)/to retained earnings	—	—	—	—	22.88	9.49		(32.37)	—	—		—	—	—	—

Balance as at March 31, 2016	18,887.42	2.28	1,042.15	165.78	292.46	24.00	1,164.20	58,292.89	(102.70)	(6,152.15)	4.70	4,652.20	78,273.23	432.84	78,706.07

See accompanying notes to the consolidated financial statements

In terms of our report attached		For and on behalf of the Board

For DELOITTE HASKINS & SELLS LLP Chartered Accountants	N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119] N MUNJEE [DIN: 00010180] V K JAIRATH [DIN: 00391684] O P BHATT [DIN:00548091] R SPETH [DIN: 03318908] Directors	GUENTER BUTSCHEK [DIN: 07427375] CEO & Managing Director
B P SHROFF Partner Mumbai, May 23, 2017

R PISHARODY [DIN: 01875848] Executive Director

S B BORWANKAR [DIN: 01793948] Executive Director

C RAMAKRISHNAN

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary

Mumbai, May 23, 2017

F-222

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Motors Limited is a public limited Company incorporated and domiciled in India and has its registered office in Mumbai, India. As at March 31, 2017, Tata Sons Limited, together with its subsidiaries owns 31.32% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of the Company, and has the ability to significantly influence the Company’s operation.

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on May 23, 2017.

2.	Significant accounting policies

a.	Statement of compliance

In accordance with the notification issued by the Ministry of Corporate Affairs, the Company has adopted Indian Accounting Standards (referred to as “Ind AS”) notified under the Companies (Indian Accounting Standards) Rules, 2015 with effect from April 1, 2016. Previous period figures have been restated to Ind AS. In accordance with Ind AS 101 First-time Adoption of Indian Accounting Standard, the Company has presented a reconciliation from the presentation of financial statements under Accounting Standards notified under the Companies (Accounting Standards) Rules, 2006 (“Previous GAAP”) to Ind AS of Shareholders’ equity as at March 31, 2016 and April 1, 2015 and of the total comprehensive income for the year ended March 31, 2016.

These financial statements have been prepared in accordance with Ind AS as notified under the Companies (Indian Accounting Standards) Rules, 2015 read with Section 133 of the Companies Act, 2013 (“the Act”).

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value at the end of each reporting period as explained in the accounting policies below.

c.	Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) it is exposed, or has rights, to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed off during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealized profits are eliminated in full on consolidation.

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e., reclassified to profit or loss) in the same manner as would be required if the relevant assets or liabilities were disposed off. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under Ind AS 109 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

F-223

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Interests in joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint operations

Certain of the Company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Company recognizes, in the consolidated financial statements, its share of the assets, liabilities, income and expenses of these joint operations incurred jointly with the other partners, along with its share of income from the sale of the output and any assets, liabilities and expenses that it has incurred in relation to the joint operation.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The results, assets and liabilities of a joint venture are incorporated in these financial statements using the equity method of accounting as described below.

Associates

Associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not control or joint control those policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting as described below.

Equity method of accounting (equity accounted investees)

An interest in an associate or joint venture is accounted for using the equity method from the date in which the investee becomes an associate or a joint venture and are recognized initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of profits or losses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

When the Company transacts with an associate or joint venture of the Company, unrealized profits and losses are eliminated to the extent of the Company’s interest in its associate or joint venture.

d.	Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognized as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognized, after reassessment of fair value of net assets acquired, in the Capital Reserve.

e.	Use of estimates and judgments

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each balance sheet date. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 5 - Impairment of goodwill

ii)	Note 6 - Impairment of indefinite life intangible assets

iii)	Note 20 - Recoverability/recognition of deferred tax assets

iv)	Note 28 - Provision for product warranty

v)	Note 36 - Assets and obligations relating to employee benefits

F-224

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

f.	Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

i) Sale of products

The Company recognizes revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments (referred to as “incentives”).

Revenues are recognized when collectability of the resulting receivable is reasonably assured.

If the sale of products includes a determinable amount for subsequent services (multiple component contracts) the related revenues are deferred and recognized as income over the relevant service period. Amounts are normally recognized as income by reference to the pattern of related expenditure.

Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Sale of products include incentives of ₹930.22 crores and ₹2,149.58 crores for the years ended March 31, 2017 and 2016, respectively. These include during the years ended March 31, 2017 and 2016, ₹561.04 crores and ₹996.08 crores, respectively, received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial off set to the higher sales tax payable following implementation of new legislation.

ii) Other operating revenues

Other operating revenues include incentive of ₹110.01 crores and ₹82.84 crores for the years ended March 31, 2017 and 2016 respectively, towards Exports Promotion Capital Goods (EPCG) scheme. Further, it also includes during the years ended March 31, 2017 and 2016, ₹504.72 crores and ₹501.20 crores, respectively for Research and Development Expenditure Credit (RDEC) on qualifying expenditure by an indirect subsidiary in the UK.

iii) Finance revenues

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

g.	Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature.

Expenditure capitalized represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

h.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

i) Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise, being typically up to five years.

ii) Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements - being typically up to three years.

iii) Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer terminations, personal injury claims and compliance with regulations.

iv) Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

F-225

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

i.	Foreign currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of Tata Motors Limited.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the Statement of Profit and Loss except to the extent, exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalized as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations are translated to Indian rupees at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the respective months. Exchange differences arising are recognized as currency translation reserve under equity.

j.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the Statement of Profit and Loss except when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognized outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k.	Earnings per share

Basic earnings per share has been computed by dividing profit for the year by the weighted average number of shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per share has been computed using the weighted average number of shares and dilutive potential shares, except where the result would be anti-dilutive.

l.	Inventories

Inventories (other than those recognized consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials, components and consumables are ascertained on a first in first out basis. Cost, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortized in changes in inventories of finished goods to their residual values (i.e., estimated second hand sale value) over the term of the arrangement.

m.	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.

Freehold land is measured at cost and is not depreciated.

Heritage assets, comprising antique vehicles purchased by the Company, are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Cost includes purchase price, taxes and duties, labor cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on the Straight Line Method (SLM) over the estimated useful lives of the assets considering the nature, estimated usage, operating conditions, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support. Taking into account these factors, the Company and its domestic group companies have decided to apply the useful life for various categories of property, plant and equipment, which are different from those prescribed in Schedule II of the Act.

F-226

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings, Roads, Bridge and culverts	4 to 60 years
Plant, machinery and equipment	3 to 30 years
Computers and other IT assets	3 to 6 years
Vehicles	3 to 11 years
Furniture, fixtures and office appliances	3 to 21 years

The useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as change in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

n.	Other intangible assets

Intangible assets purchased, including those acquired in business combinations, are measured at cost or fair value as of the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Estimated useful lives of assets are as follows:

Type of Asset	Estimated useful life
Patents and technical know-how	2 to 12 years
Computer software	1 to 8 years
Dealer network	20 years
Intellectual property rights	3 to 10 years

The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Customer related intangible assets consists of the Company’s dealer network.

Internally generated intangible asset

Research costs are charged to the Statement of Profit and Loss in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalized include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over a period of 24 months to 120 months or on the basis of actual production or planned production volume over such period.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any.

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NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

o.	Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in the Statement of Profit and Loss on a straight-line basis over the term of the lease.

p.	Impairment

i) Goodwill

Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period.

ii) Property, plant and equipment and other intangible assets

At each balance sheet date, the Company assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually at each balance sheet date, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Statement of Profit and Loss.

As at March 31, 2017, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

q.	Employee benefits

i) Pension plans

The Jaguar Land Rover subsidiaries operate several defined benefit pension plans, which are contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

Contributions to the plans by the subsidiary group take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

A separate defined contribution plan is available to employees of Jaguar Land Rover. Costs in respect of this plan are charged to the Statement of Profit and Loss as incurred.

ii) Gratuity

Tata Motors Limited and its subsidiaries in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump-sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors Limited and such subsidiaries make annual contributions to gratuity funds established as trusts or insurance companies. Tata Motors Limited and its subsidiaries in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

F-228

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

iii) Superannuation

Tata Motors Limited and some of its subsidiaries in India have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. Tata Motors Limited and such subsidiaries account for superannuation benefits payable in future under the plan based on an actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

During the year ended March 31, 2015, the employees covered by this plan were given a one-time option to exit from the plan prospectively. Furthermore, the employees who opted for exit were given one- time option to withdraw accumulated balances from the superannuation plan.

Separate irrevocable trusts are maintained for employees covered and entitled to benefits. Tata Motors Limited and its subsidiaries contribute up to 15% or ₹150,000, whichever is lower, of the eligible employees’ salary to the trust every year. Such contributions are recognized as an expense when incurred. Tata Motors Limited and such subsidiaries have no further obligation beyond this contribution.

iv) Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors Limited and some of its subsidiaries. The benefits of the plan include pension in certain cases, payable up to the date of normal superannuation had the employee been in service, to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is greater. Tata Motors Limited and these subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

v) Provident fund and family pension

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme.

vi) Severance indemnity

Tata Daewoo Commercial Vehicle Company Limited, or TDCV, a subsidiary company incorporated in Korea; has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

vii) Post-retirement medicare scheme

Under this unfunded scheme, employees of Tata Motors Limited and some of its subsidiaries receive medical benefits subject to certain limits on amounts of benefits, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Tata Motors Limited and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

viii) Remeasurement gains and losses

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognized directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to statement of profit and loss.

Actuarial gains and losses relating to long-term employee benefits are recognized in the statement of profit and loss in the period in which they arise.

ix) Measurement date

The measurement date of retirement plans is March 31.

r.	Dividends

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the statutory financial statements of Tata Motors Limited (standalone) prepared in accordance with Generally Accepted Accounting Principles in India or Indian GAAP or Ind AS. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Indian GAAP or Ind AS after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is ₹Nil as at March 31, 2017 (₹198.19 crores as at March 31, 2016).

F-229

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

s.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises two reportable segments i.e. Tata and other brand vehicles, including financing thereof and Jaguar Land Rover. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

t.	Financial instruments

i) Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets other than equity instruments are classified into categories: financial assets at fair value through profit or loss and at amortised cost. Financial assets that are equity instruments are classified as fair value through profit or loss or fair value through other comprehensive income. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities.

Financial instruments are recognized on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets at amortised cost: Financial assets having contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding and that are held within a business model whose objective is to hold such assets in order to collect such contractual cash flows are classified in this category. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses.

Equity investments at fair value through other comprehensive income: These include financial assets that are equity instruments and are designated as such upon initial recognition irrevocably. Subsequently, these are measured at fair value and changes therein, are recognized directly in other comprehensive income, net of applicable income taxes.

Dividends from these equity investments are recognized in the statement of profit and loss when the right to receive payment has been established.

When the equity investment is derecognized, the cumulative gain or loss in equity is transferred to retained earnings.

Financial assets at fair value through profit or loss: Financial assets are measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income on initial recognition. The transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognised in profit or loss.

Equity instruments: An equity instrument is any contract that evidences residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss

Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognized in the statement of profit and loss.

Other financial liabilities: These are measured at amortized cost using the effective interest method.

ii) Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

iii) Derecognition of financial assets and financial liabilities:

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

F-230

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

iv) Impairment of financial assets:

The Company recognizes a loss allowance for expected credit losses on a financial asset that is at amortized cost.

Loss allowance in respect of financial assets other than finance receivables is measured at an amount equal to life time expected credit losses and is calculated as the difference between their carrying amount and the present value of the expected future cash flows discounted at the original effective interest rate.

Loss allowance for finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to life time expected losses is provided if credit risk has increased significantly from the date of initial recognition. Credit risk is determined to have increased significantly when a finance receivable contract becomes sixty/ninety days past due. Such impairment loss is recognized in the Statement of Profit and Loss.

u.	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax) and the ineffective portion is recognized immediately in the consolidated statement of profit and loss. Amounts accumulated in equity are reclassified to the consolidated statement of profit and loss in the periods in which the forecasted transaction occurs.

For options, time value is not considered part of the hedge. These are treated as cost of hedge and the changes in fair value attributable to time value is recognized in the other comprehensive income along with the changes in fair value determined to be effective portion of the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the consolidated Statement of Profit and Loss for the year.

v.	Recent accounting pronouncements

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements.

The Company has not applied the following revisions to Ind ASs that have been issued but are not yet effective. The Company is evaluating the impact of these pronouncements on the financial statements:

i) Amendments to Ind AS 107 - Statements of Cash Flows

In March 2017, the Ministry of Corporate Affairs (MCA) issued amendments to Ind AS 107 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is effective from April 1, 2017.

ii) Amendments to Ind AS 102 - Share-based Payments

In March 2017, the MCA issued amendments to Ind AS 102 - Share-based Payments that clarify how to account certain share-based payment transactions.

The amendments for:

•	Accounting requirements with respect to the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

•	Accounting requirements with respect to share-based payment transactions with a net settlement feature for withholding tax obligations; and

•	Modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The amendment is effective from April 1, 2017.

F-231

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(w)	The following subsidiary companies are considered in the consolidated financial statements:

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary Company	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
	Direct Subsidiaries
1	TML Drivelines Limited	India	100	100	100
2	TAL Manufacturing Solutions Limited	India	100	100	100
3	Concorde Motors (India) Limited	India	100	100	100
4	Tata Motors Insurance Broking & Advisory Services Limited	India	100	100	100
5	Tata Motors European Technical Centre PLC	UK	100	100	100
6	Tata Technologies Limited	India	72.32	72.32	72.32
7	Tata Motors Finance Limited	India	100	100	100
8	Tata Marcopolo Motors Limited	India	51	51	51
9	TML Holdings Pte. Limited	Singapore	100	100	100
10	TML Distribution Company Limited	India	100	100	100
11	Tata Hispano Motors Carrocera S.A.	Spain	100	100	100
12	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100	100	100
13	Trilix S.r.l	Italy	80	80	80
14	Tata Precision Industries Pte. Limited	Singapore	78.39	78.39	78.39
	Indirect subsidiaries *
15	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100	100	100
16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100	100	100
17	Tata Motors (Thailand) Limited	Thailand	95.28	95.28	95.28
18	Tata Motors (SA) (Proprietary) Limited	South Africa	60	60	60
19	PT Tata Motors Indonesia	Indonesia	100	100	100
20	Tata Technologies (Thailand) Limited	Thailand	72.32	72.32	72.32
21	Tata Technologies Pte Limited	Singapore	72.32	72.32	72.32
22	INCAT International Plc.	UK	72.32	72.32	72.32
23	Tata Technologies Europe Limited	UK	72.32	72.32	72.32
24	INCAT GmbH.	Germany	72.32	72.32	72.32
25	Tata Technologies Inc.	USA	72.37	72.37	72.52
26	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.37	72.37	72.52
27	Cambric Limited	USA	72.32	72.32	72.32
28	Cambric UK Limited	UK	72.32	72.32	72.32
29	Cambric GmbH	Germany	72.32	72.32	72.32
30	Midwest Managed Services Inc.	USA	72.32	72.32	72.32
31	Tata Technologies SRL	Romania	72.32	72.32	72.32
32	Cambric Manufacturing Technologies (Shanghai) Company Limited	China	72.32	72.32	72.32
33	Jaguar Land Rover Automotive Plc	UK	100	100	100
34	Jaguar Land Rover Limited	UK	100	100	100
35	Jaguar Land Rover Austria GmbH	Austria	100	100	100
36	Jaguar Land Rover Belux NV	Belgium	100	100	100
37	Jaguar Land Rover Japan Limited	Japan	100	100	100
38	Jaguar Cars South Africa (Pty) Limited	South Africa	100	100	100
39	JLR Nominee Company Limited	UK	100	100	100
40	The Daimler Motor Company Limited	UK	100	100	100
41	The Jaguar Collection Limited	UK	100	100	100
42	Daimler Transport Vehicles Limited	UK	100	100	100
43	S.S. Cars Limited	UK	100	100	100
44	The Lanchester Motor Company Limited	UK	100	100	100
45	Jaguar Land Rover Deutschland GmbH	Germany	100	100	100
46	Jaguar Land Rover Holdings Limited	UK	100	100	100
47	Jaguar Land Rover North America LLC	USA	100	100	100
48	Land Rover Ireland Limited	Ireland	100	100	100
49	Jaguar Land Rover Nederland BV	Netherlands	100	100	100
50	Jaguar Land Rover Portugal - Veiculos e Pecas, Lda.	Portugal	100	100	100
51	Jaguar Land Rover Australia Pty Limited	Australia	100	100	100
52	Jaguar Land Rover Italia Spa	Italy	100	100	100

F-232

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

			% of holding either directly or through subsidiaries
Sr No.	Name of the Subsidiary Company	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
53	Jaguar Land Rover Espana SL	Spain	100	100	100
54	Jaguar Land Rover Korea Company Limited	South Korea	100	100	100
55	Jaguar Land Rover (China) Investment Co. Limited (Renamed from Jaguar Land Rover Automotive Trading (Shanghai) Company Limited w.e.f. November 1, 2016)	China	100	100	100
56	Jaguar Land Rover Canada ULC	Canada	100	100	100
57	Jaguar Land Rover France, SAS	France	100	100	100
58	Jaguar Land Rover (South Africa) (pty) Limited	South Africa	100	100	100
59	Jaguar e Land Rover Brasil industria e Comercio de Veiculos LTDA	Brazil	100	100	100
60	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100	100	100
61	Jaguar Land Rover (South Africa) Holdings Limited	UK	100	100	100
62	Jaguar Land Rover India Limited	India	100	100	100
63	Jaguar Cars Limited	UK	100	100	100
64	Land Rover Exports Limited	UK	100	100	100
65	Jaguar Land Rover Pension Trustees Limited	UK	100	100	100
66	Jaguar Racing Limited	UK	100	100	—
67	InMotion Ventures Limited	UK	100	100	—
68	InMotion Ventures 1 Limited (incorporated w.e.f. October 25, 2016)	UK	100	100	—
69	InMotion Ventures 2 Limited (incorporated w.e.f. October 25, 2016)	UK	100	100	—
70	InMotion Ventures 3 Limited (incorporated w.e.f. October 25, 2016)	UK	100	100	—
71	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100	100	100
72	Jaguar Land Rover Slovakia s.r.o	Slovakia	100	100	—
73	Jaguar Land Rover Singapore Pte. Ltd	Singapore	100	100	—
74	Jaguar Land Rover Columbia S.A.S (incorporated w.e.f August 22, 2016)	Columbia	100	—	—
75	PT Tata Motors Distribusi Indonesia	Indonesia	100	100	100
76	Tata Motors Finance Solutions Limited	India	100	100	100
77	Sheba Properties Limited	India	100	100	100
78	TMNL Motor Services Nigeria Limited	Nigeria	100	—	—

*	Effective holding % of the Company directly and through its subsidiaries.

The following jointly controlled companies are considered in the consolidated financial statements:

			% of equity holding either directly or through subsidiaries
Sr No.	Name of the jointly controlled company	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
1	Fiat India Automobiles Private Limited	India	50	50	50
2	Tata Cummins Private Limited	India	50	50	50
3	Tata HAL Technologies Limited **	India	36.16	36.16	36.16
4	Spark 44 (JV) Limited	UK	50	50	50
5	Chery Jaguar Land Rover Automotive Company Limited	China	50	50	50
6	JT Special Vehicles Pvt. Limited (incorporated w.e.f July 13, 2016)	India	50	—	—

**	Effective holding % of the Company as it is a Joint Venture of Tata Technologies Ltd

(x)	Transition to Ind AS

The Company has prepared the opening balance sheet as per Ind AS as at April 1, 2015 (the transition date) by recognising all assets and liabilities whose recognition is required by Ind AS, not recognising items of assets and liabilities which are not permitted by Ind AS, by reclassifying items from Previous GAAP to Ind AS as required by Ind AS, and applying Ind AS in measurement of recognised assets and liabilities. However, this principle is subject to certain exception and certain optional exemptions availed by the Company as detailed below.

(a) Fair valuation as deemed cost for certain items of property, plant and equipment and other intangible assets

The Company has elected to measure certain items of its property, plant and equipment and other intangible assets at its fair value and use that fair value as its deemed cost at the date of transition to Ind AS. Other items of property, plant and equipment and intangible assets have been measured as per Ind AS 16 and Ind AS 38, respectively.

(b) Business combination

Business combination prior to April 1, 2007 have been accounted in accordance with Previous GAAP. Goodwill arising from business combination has been stated at the carrying amount under Previous GAAP. Intangible assets which were subsumed in goodwill under Previous GAAP have not been recognised upto April 1, 2007

F-233

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(y)	Reconciliation between Previous GAAP and Ind AS:

(a) Equity reconciliation

		(₹ in crores)
Particulars	Note	As at March 31, 2016	As at April 1, 2015
Equity as reported under Previous GAAP		80,782.67	56,261.92
Fair value loss through Other Comprehensive Income for investments in quoted equity shares	(a)	(103.14)	(91.50)
Fair value gain on investments in mutual funds	(a)	23.40	9.87
Proposed Dividend	(b)	73.00	—
Provision for expected credit losses	(c)	(3,347.90)	(3,110.63)
Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(d)	447.78	396.98
Effect of de-recognition of financial instruments	(j)	12.00	128.00
Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles	(e)&(f)	2,738.92	2,490.49
Effect of hedges for inventory purchases	(g)	8.59	312.21
Fair valuation of assets and liabilities on acquisition of business	(m)	(1,140.98)	(1,010.66)
Discounting of provisions	(h)	185.57	237.97
Reversal of goodwill recognised in Previous GAAP on common control transactions		(322.00)	(322.00)
Others (net)		(327.40)	(129.98)
Tax effect on above adjustments		(78.10)	99.91
Equity as per Ind AS		78,952.41	55,272.58

(b) Comprehensive Income reconciliation

Particulars	Note	Year ended March 31, 2016
Net profit after tax as reported under Previous GAAP		11,023.75
Reversal of exchange gain accumulated in foreign currency monetary item translation difference account	(f)	1,379.23
Effect of adoption of fair value as deemed cost relating to property, plant and equipment and intangibles (net of depreciation and amortisation)	(e)	253.63
Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(d)	50.50
Effect of cross currency basis spreads on hedge accounting		(102.93)
Provision for expected credit losses	(c)	(237.27)
Reversal of gain on sale of investment in equity instruments classified as fair value through Other Comprehensive Income	(a)	(80.38)
Fair value gain on investment in mutual funds	(a)	13.83
Discounting of provisions	(h)	(61.93)
Remeasurement losses on defined benefit obligations (net)	(i)	(82.45)
Impact on depreciation due to retrospective application of business combination		(94.62)
Effect of de-recognition of financial instruments	(j)	(116.00)
Others (net)		(213.60)
Tax effect on above adjustments (including tax effect on undistributed earnings of subsidiaries, associates and joint arrangements)		(152.45)
Net profit after tax as per Ind AS		11,579.31
Other Comprehensive income (net of tax) attributable to the Shareholders of the Company		3,145.33
Total Comprehensive income after tax as per Ind AS attributable to the Shareholders of the Company		14,724.64

Notes to reconciliations between Previous GAAP and Ind AS

(a)	Investments

Under Previous GAAP, investments were classified into current and long term investments. Current investments are carried at the lower of cost or market value, while long term investments are carried at cost less any impairment that is other than temporary.

Under Ind AS, equity investments have been classified as Fair Value through Other Comprehensive Income (FVTOCI). Fair value movements are recognized directly in other comprehensive income on such investments. Investments in Mutual Funds have been classified as Fair value through Profit or Loss (FVTPL) and fair value changes are recognised in Statement of Profit and Loss.

(b)	Dividends

Under Ind AS, dividends payable are recorded as a liability in the year in which these are declared and approved. Under Previous GAAP, dividends payable were recorded as a liability in the year to which they relate.

(c)	Provision for expected credit losses

Impairment of finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to lifetime expected losses is provided if credit risks has increased significantly from the date of initial recognition.

F-234

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Under Previous GAAP, such estimates were determined based on experience of historic losses on such contracts.

Impairment for trade receivable is measured in Ind AS based on life time expected credit losses. Expected credit loss allowance is measured based on historical credit loss experience, defaults, bankruptcy and forward looking information where relevant adjusted for probability of recovery.

Under Previous GAAP, provision for trade receivable is measured based on factors such as age of receivables, defaults etc. adjusted for probability of recovery.

(d)	Gain on fair value of below market interest loans

Under Ind AS, below market interest rate loan received is recorded at fair value by using an appropriate discount rate on date of obtaining the loan. The difference between the fair value and the amount received is recognised as a gain in profit or loss as per Ind AS 20. The interest expense is recorded periodically till the maturity of the loan based on effective interest method.

Under Previous GAAP, the loan were recorded same as the amount received.

(e)	Property, plant and equipment and intangible assets

On the date of transition to Ind AS, the Company has elected to measure certain items of Property, Plant and Equipment and intangible assets at fair value and use that fair value as its deemed cost. The aggregate fair values of Property, Plant and Equipment is ₹5,859.48 crores and of related intangible assets is ₹1,891.97 crores. Fair value adjustments recorded to the carrying amounts is ₹3,593.71 crores for Property, Plant and Equipment and ₹(1,103.22) crores for related Intangible Assets.

Under Ind AS, all foreign exchange transaction gains and losses are included in net income except to the extent these are treated as an adjustment to interest cost and considered for capitalization. Under Previous GAAP, foreign exchange gains and losses arising on foreign currency denominated borrowings that were incurred to acquire property, plant and equipment and intangible assets were included in the cost of the asset and depreciated over their remaining useful life.

Further under Previous GAAP, the cost of property, plant and equipment also included indirectly attributable expenses that are incurred before a property, plant and equipment is ready for its intended use. Under Ind AS, such costs are expensed as incurred.

Under Ind AS, import duty waivers for capital assets purchased under Export Promotion Credit Guarantee (EPCG) schemes are recorded as deferred revenue and recognized in Profit and Loss on a systematic basis over the periods in which the related performance obligations are fulfilled. On the transition date, the Company, therefore, recorded an adjustment to measure such Property, plant and equipment in accordance with Ind AS 16. Under Previous GAAP, cost of the property, plant and equipment was recorded at the cash price paid to acquire such assets. Consequently, depreciation relating to the above differences in the cost of property, plant and equipment under Ind AS and Previous GAAP has also been adjusted.

(f)	Exchange gain/(loss) accumulated in foreign currency monetary item translation difference account

Under Ind AS, all exchange differences are accounted for in the Statement of Profit and Loss in the period in which they arise. Under Previous GAAP, exchange differences relating to long term foreign currency monetary assets/liabilities were accounted for in the following manner:

a)	Differences relating to borrowings attributable to the acquisition of the depreciable capital asset were added to/deducted from the cost of such capital assets;

b)

Other differences were accumulated in foreign currency monetary item translation difference account, to be amortized over the period, beginning April 1, 2011 or date of inception of such item, as applicable, and ending on March 31, 2020 or the date of its maturity, whichever is earlier.

(g)	Basis adjustment for inventories

The Company have entered into forwards and options to hedge its raw materials inventory purchases. The unrealised gain/(loss) on such hedges are recognised in the hedge reserve. Under Previous GAAP, the gain/(loss) on such hedges are reclassified to profit and loss statement on maturity of such contracts. Under Ind AS, the gain/(loss) are recognised in inventory at the time of purchase of raw materials.

(h)	Discounting of warranty provisions

Under Previous GAAP, the provision for warranty expenses are not discounted for time value. Under Ind AS, these provisions are discounted and the time value is accreted over the warranty period.

(i)	Remeasurement gain/(loss)

Under Previous GAAP, the actuarial gain/(loss) on post retirement employee benefit obligations are recognised in the statement of profit and loss. Under Ind AS, such gain/(loss) are recognised in the Other Comprehensive income.

(j)	Derecognition of financial instruments

The Company transfers finance receivables in securitisation transactions/direct assignments. In such transactions the Company surrenders control over the receivables though continues to act as an agent for the collection of receivables. In most of these transactions, the Company also provides credit enhancement to the transferee. Because of the existence of credit enhancement in such transactions, under Ind AS, such transfer or assignment does not meet the derecognition criteria resulting into the transaction not being recorded as sale. Consequently, the proceeds received from the transfer are recorded as collateralised debt obligation.

Under the Previous GAAP, the derecognition criteria were different and are based on surrender of control. The Company meets the criteria under Previous GAAP for derecognition and accordingly records such transfer as sale.

(k)

Deferred taxes have been recorded under Ind AS for undistributed earnings of subsidiaries, joint arrangements, associates and inter company adjustments with subsidiaries and joint operations, which were not recorded under Previous GAAP.

(l)	Foreign currency translation adjustment:

These are consequential translation adjustments on Previous GAAP to Ind AS adjustments.

(m)	Under Previous GAAP, Business Combination are accounted at book value whereas under Ind AS, these are accounted at fair value.

(n)	Cash Flow Statement

Under Ind AS, certain transfer of finance receivables by way of securitisation/direct assignments do not meet the criteria for derecognition. Consequently, proceeds received from these transactions are recorded as collateralized debt obligation. Under Indian GAAP, such transactions meet the criteria for derecognition and accordingly, recorded as sale. As a result, under Ind AS , the cash flows from operating activities and cash outflows from financing activities is higher by ₹603 crores.

F-235

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

3. Property, plant and equipment

	(₹ in crores)
	Owned assets							Given on lease				Taken on lease				Total
	Land	Buildings	Plant and equipment	Furniture and fixtures	Vehicles	Computers	Heritage Assets	Land	Buildings	Plant and equipment	Vehicles	Buildings	Plant and equipment	Furniture and fixtures	Computers
Cost as at April 1, 2016	7,161.52	12,164.18	79,478.20	1,241.33	279.69	1,634.42	497.78	23.17	34.55	21.93	—	144.06	563.00	—	174.25	103,418.08
Additions	21.87	1,114.12	9,324.76	136.73	44.79	313.64	1.48	—	—	0.04	8.14	12.43	0.99	4.31	4.62	10,987.92
Currency translation differences	(421.41)	(1,175.59)	(8,824.25)	(130.46)	(11.50)	(138.39)	(75.91)	(3.06)	(5.09)	—	—	(6.73)	(67.85)	—	—	(10,860.24)
Disposal	—	(88.41)	(418.57)	(29.47)	(22.03)	(42.90)	—	—	—	(13.02)	—	(0.19)	(79.99)	—	—	(694.58)

Cost as at March 31, 2017	6,761.98	12,014.30	79,560.14	1,218.13	290.95	1,766.77	423.35	20.11	29.46	8.95	8.14	149.57	416.15	4.31	178.87	102,851.18

Accumulated depreciation as at April 1, 2016	—	2,170.86	34,138.35	544.05	158.59	910.29	—	—	0.75	9.27	—	29.44	378.06	—	151.35	38,491.01
Depreciation for the period	—	507.70	8,074.51	133.78	43.46	169.64	—	—	0.15	2.15	3.66	6.78	94.13	0.65	12.01	9,048.62
Writeoff of assets	—	—	102.04	—	—	—	—	—	—	—	—	—	—	—	—	102.04
Currency translation differences	—	(183.91)	(3,551.59)	(50.77)	(4.81)	(41.24)	—	—	(0.17)	—	—	(0.44)	(48.16)	—	—	(3,881.09)
Disposal	—	(49.18)	(287.24)	(26.16)	(17.65)	(35.21)	—	—	—	(8.34)	—	(0.19)	(79.99)	—	—	(503.96)

Accumulated depreciation as at March 31, 2017	—	2,445.47	38,476.07	600.90	179.59	1,003.48	—	—	0.73	3.08	3.66	35.59	344.04	0.65	163.36	43,256.62

Net carrying amount as at March 31, 2017	6,761.98	9,568.83	41,084.07	617.23	111.36	763.29	423.35	20.11	28.73	5.87	4.48	113.98	72.11	3.66	15.51	59,594.56

Cost as at April 1, 2015	6,653.09	9,865.64	64,760.52	1,008.32	266.38	1,274.20	482.12	2.93	0.73	19.70		150.93	518.52	—	164.45	85,167.53
Additions	486.41	2,158.27	14,561.59	249.44	57.04	380.38	—	20.91	34.56	3.26		6.08	32.55	—	9.80	18,000.29
Writeoff of assets	—	—	(225.79)	—	—	—	—	—	—	—		—	—	—	—	(225.79)
Currency translation differences	43.27	145.67	971.15	16.33	1.45	8.25	15.66	(0.67)	(0.74)	—		1.89	11.93	—	—	1,214.19
Disposal	(21.25)	(5.40)	(589.27)	(32.76)	(45.18)	(28.41)	—	—	—	(1.03)		(14.84)	—	—	—	(738.14)

Cost as at March 31, 2016	7,161.52	12,164.18	79,478.20	1,241.33	279.69	1,634.42	497.78	23.17	34.55	21.93		144.06	563.00	—	174.25	103,418.08

Accumulated depreciation as at April 1, 2015	—	1,724.45	27,266.07	431.85	153.11	791.65	—	—	—	6.86		24.49	368.96	—	135.44	30,902.88
Depreciation for the year	—	439.21	7,185.97	136.61	42.86	129.76	—	—	0.75	3.17		5.46	0.25	—	15.91	7,959.95
Writeoff of assets	—	—	(165.47)	—	—	—	—	—	—	—		—	—	—	—	(165.47)
Currency translation differences	—	19.11	331.89	6.15	0.24	5.40	—	—	—	—		0.26	8.85	—	—	371.90
Disposal	—	(11.91)	(480.11)	(30.56)	(37.62)	(16.52)	—	—	—	(0.76)		(0.77)	—	—	—	(578.25)

Accumulated depreciation as at March 31, 2016	—	2,170.86	34,138.35	544.05	158.59	910.29	—	—	0.75	9.27		29.44	378.06	—	151.35	38,491.01

Net carrying amount as at March 31, 2016	7,161.52	9,993.32	45,339.85	697.28	121.10	724.13	497.78	23.17	33.80	12.66		114.62	184.94	—	22.90	64,927.07

F-236

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

4.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	(₹ in crores)
	As at March 31,						As at April 1,
	2017			2016			2015
	Operating	Finance		Operating	Finance		Operating	Finance
	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments	Minimum Lease Payments	Minimum Lease Payments	Present value of minimum lease payments
Not later than one year	659.77	25.82	22.12	503.19	61.18	57.22	462.67	75.51	57.17
Later than one year but not later than five years	1,787.14	41.71	33.81	784.36	58.77	53.31	577.56	91.99	90.75
Later than five years	1,464.55	37.22	20.23	1,309.46	38.18	15.73	1,112.72	—	—

Total minimum lease commitments	3,911.46	104.75	76.16	2,597.01	158.13	126.26	2,152.95	167.50	147.92
Less: future finance charges		(28.61)			(31.87)			(19.58)

Present value of minimum lease payments		76.14			126.26			147.92

Included in the financial statements as:
Other financial liabilities - current (refer note 27)			22.13			57.22			57.17
Long-term borrowings (refer note 24)			54.01			69.04			90.75

			76.14			126.26			147.92

Total operating lease rent expenses were ₹822.48 crores and ₹774.03 crores for the years ended March 31, 2017 and 2016 respectively.

5.	Goodwill

	As at March 31,
	2017	2016
Balance at the beginning	759.80	731.95
Impairment	(14.25)	—
Currency translation differences	(72.23)	27.85

Balance at the end	673.32	759.80

As at March 31, 2017, goodwill of ₹115.41 crores and ₹557.91 crores relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment respectively. As at March 31, 2016, goodwill of ₹130.98 crores and ₹628.82 crores relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment respectively.

As at March 31, 2017, goodwill of ₹557.91 crores has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2017, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 11.78%. The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

F-237

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

6.	Other intangible assets

	(₹ in crores)
Particulars	Software	Patents and technological know how	Customer related	Intellectual property rights and other intangibles	Indefinite life trade marks and patents	Product development	Total
Cost as at April 1, 2016	5,966.68	1,525.56	605.00	82.08	5,902.17	50,681.24	64,762.73
Additions	797.70	1.79	—	129.43	—	7,943.73	8,872.65
Currency translation differences	(821.48)	(213.67)	(88.39)	(13.14)	(898.67)	(7,231.70)	(9,267.05)
Disposal	—	—	—	(3.38)	—	—	(3.38)
Fully amortized not in use	(730.06)	—	—	—	—	(3,647.18)	(4,377.24)

Cost as at March 31, 2017	5,212.84	1,313.68	516.61	194.99	5,003.50	47,746.09	59,987.71

Accumulated amortisation as at April 1, 2016	2,493.19	1,149.93	228.27	39.71	—	19,306.74	23,217.84
Amortization for the period	756.87	131.20	28.97	1.06	—	7,938.27	8,856.37
Fully amortized not in use	(730.06)	—	—	—	—	(3,647.18)	(4,377.24)
Currency translation differences	(305.22)	(183.14)	(31.81)	(1.15)	—	(2,862.20)	(3,383.52)
Disposal	—	(1.94)	—	—	—	—	(1.94)

Accumulated amortisation as at March 31, 2017	2,214.78	1,096.05	225.43	39.62	—	20,735.63	24,311.51

Net carrying amount as at March 31, 2017	2,998.06	217.63	291.18	155.37	5,003.50	27,010.46	35,676.20

Cost as at April 1, 2015	4,359.70	1,453.06	586.73	81.14	5,716.47	40,290.54	52,487.64
Additions	1,637.87	28.18	—	—	—	14,040.89	15,706.94
Writeoff of assets	—	—	—	—	—	(907.72)	(907.72)
Currency translation differences	80.11	44.32	18.27	0.94	185.70	716.90	1,046.24
Disposal	—	—	—	—	—	—	—
Fully amortised not in use	(111.00)	—	—	—	—	(3,459.37)	(3,570.37)

Cost as at March 31, 2016	5,966.68	1,525.56	605.00	82.08	5,902.17	50,681.24	64,762.73

Accumulated amortisation as at April 1, 2015	1,809.88	978.34	195.28	34.94	—	15,561.01	18,579.45
Amortization for the year	751.91	146.37	27.60	3.72	—	7,821.23	8,750.83
Writeoff of assets	—	—	—	—	—	(907.17)	(907.17)
Currency translation differences	26.31	25.22	5.39	1.05	—	291.04	349.01
Disposal	—	—	—	—	—	—	—
Fully amortised not in use	(94.91)	—	—	—	—	(3,459.37)	(3,554.28)

Accumulated amortisation as at March 31, 2016	2,493.19	1,149.93	228.27	39.71	—	19,306.74	23,217.84

Net carrying amount as at March 31, 2016	3,473.49	375.63	376.73	42.37	5,902.17	31,374.50	41,544.89

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets have been allocated to the Jaguar Land Rover businesses. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 10.9%. The cash flows beyond five years have been extrapolated assuming 1.9% growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

F-238

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

7.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2017. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
Carrying amount of the Company’s interest in associates	872.63	526.57	571.84

	Year ended March 31,
	2017	2016
Company’s share of profit/(loss) in associates*	110.93	(21.40)
Company’s share of other comprehensive income in associates	(15.51)	(8.57)
Company’s share of total comprehensive income in associates	95.42	(29.97)

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was ₹192.22 crores and ₹127.80 crores as at March 31, 2017 and 2016, respectively. The carrying amount as at March 31, 2017 and 2016, was ₹136.84 crores and ₹135.04 crores, respectively.

(ii)	During the year ended March 31, 2017,

•	Optionally convertible Preference shares of Tata Hitachi Construction Machinery Pvt Ltd of ₹160 crores were converted into equity shares.

•

The Company purchased 32% of the Ordinary share capital of CloudCar Inc. for GBP 12 million (₹105.20 crores). However, the Group has 43% of the voting rights since a number of Ordinary shares are in the form of options either available for issue or assigned to the employees of CloudCar Inc.

•	The Company purchased 33% of the Ordinary share capital of Synaptiv Limited for GBP 0.2 million (₹1.75 crores).

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2017 are as follows:

			% holding as at March 31,		% holding as at April 1,
Name of joint venture	Principal activity	Principal place of the business	2017	2016	2015
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%	50%

Chery is a limited liability company, whose legal form confers separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts and circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery is classified as a joint venture. The summarized financial information in respect of Chery that is accounted for using the equity method is set forth below.

	As at March 31,		As at April 1,
	2017	2016	2015
Current assets	7,608.28	6,657.81	4,812.23
Non-current assets	8,852.56	7,764.09	5,423.28
Current liabilities	(7,565.07)	(5,860.96)	(3,198.73)
Non-current liabilities	(1,424.97)	(2,058.03)	(1,784.26)
The above amounts of assets and liabilities include the following:		—	—
Cash and cash equivalents	5,025.85	4,295.35	2,727.24
Current financial liabilities (excluding trade and other payables and provisions)	(1.70)	(334.08)	(517.71)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,416.88)	(2,058.03)	(1,784.26)
Share of net assets of material joint venture	3,735.40	3,251.46	2,626.26
Other consolidation adjustments	(66.79)	(64.23)	(53.01)
Carrying amount of the Company’s interest in joint venture	3,668.61	3,187.23	2,573.25

F-239

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	(₹ in crores)
	Year ended March 31,
	2017	2016
Revenue	18,960.13	10,904.86
Net income/(loss)	2,732.06	1,186.64
Other comprehensive income	—	—
Total comprehensive income for the year	2,732.06	1,186.64
The above net income includes the following:
Depreciation and amortization	920.11	572.01
Interest income	(99.32)	(78.90)
Interest expense (net)	70.66	98.62
Income tax expense	901.44	433.94

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,		As at April 1,
	2017	2016	2015
Net assets of the joint venture	7,470.80	6,502.91	5,252.52
Proportion of the Company’s interest in joint venture	3,735.40	3,251.46	2,626.26
Other consolidation adjustments	(66.79)	(64.23)	(53.01)

Carrying amount of the Company’s interest in joint venture	3,668.61	3,187.23	2,573.25

During the year ended March 31, 2017, a dividend of GBP 68 million (₹592.88 crores) was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2016: Nil)

(ii) The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,		As at April 1,
	2017	2016	2015
Carrying amount of the Company’s interest in joint ventures	64.77	50.15	28.57

	Year ended March 31,
	2017	2016
Company’s share of profit/(loss) in joint ventures*	27.65	20.74
Company’s share of other comprehensive income in joint ventures	(13.03)	—
Company’s share of total comprehensive income in joint ventures	14.62	20.74

F-240

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
Carrying amount in immaterial associates	872.63	526.57	571.84
Carrying amount in material joint venture	3,668.61	3,187.23	2,573.25
Carrying amount in immaterial joint ventures	64.77	50.15	28.57

	4,606.01	3,763.95	3,173.66

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2017	2016
Share of profit/(loss) in immaterial associates	110.93	(21.40)
Share of profit/(loss) in material joint venture	1,366.03	593.32
Share of profit/(loss) on other adjustments in material joint venture	(11.61)	(15.19)
Share of profit/(loss) in immaterial joint ventures	27.65	20.74

	1,493.00	577.47

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2017	2016
Share of other comprehensive income in immaterial associates	(4.00)	(8.57)
Currency translation differences-immaterial associates	(11.51)	—
Currency translation differences-material joint venture	(280.16)	35.85
Currency translation differences-immaterial joint ventures	(13.03)	0.84

	(308.70)	28.12

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

F-241

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

8.	Other Investments - non-current

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
(a) Investments - measured at Fair value through Other Comprehensive Income
Quoted:
Equity shares	260.29	210.49	210.57
Unquoted:
Equity shares	369.98	373.76	373.25

Total	630.27	584.25	583.82

(b) Investments - measured at Fair value through profit and loss
Quoted:
Mutual fund	25.09	—	—
Unquoted:
(i) Optionally convertible preference shares	—	160.00	160.00
(ii) Non-cumulative redeemable preference shares	1.40	2.90	3.00
(iii) Cumulative redeemable preference shares	6.50	5.00	5.00
(iv) Others	23.62	14.03	13.53

Total	56.61	181.93	181.53

(c) Investments - measured at amortised cost
Unquoted:
Non-convertible debentures	3.88	3.85	3.50

Total	3.88	3.85	3.50

Total (a+b+c)	690.76	770.03	768.85

Aggregate book value of quoted investments	285.38	210.49	210.57
Aggregate market value of quoted investments	285.38	210.49	210.57
Aggregate book value of unquoted investments	405.38	559.54	558.28

F-242

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

9.	Other Investments - current

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
(a) Investments - measured at Fair value through Other Comprehensive Income
Unquoted:
(i) Equity shares	—	—	4.68

Total	—	—	4.68

(b) Investments - measured at Fair value through profit and loss
Unquoted:
(i) Mutual funds	3,040.54	1,889.36	432.10
(ii) Optionally convertible debentures	—	—	1.49
(iii) Advance against investments	0.40	—	0.30

Total	3,040.94	1,889.36	433.89

(c) Investments - measured at amortised cost
Unquoted:
Mutual funds	12,000.21	17,343.68	13,636.21

Total	12,000.21	17,343.68	13,636.21

Total (a+b+c)	15,041.15	19,233.04	14,074.78

Aggregate book value of unquoted investments	15,041.15	19,233.04	14,074.78

F-243

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

10.	Loans and advances

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
Non-current
Secured, considered good:
(a) Loans to channel partners	195.61	—	—
Unsecured, considered good:
(a) Loans to employees	27.73	29.31	29.54
(b) Loan to joint operation (FIAT India Automobile Private Ltd)	—	—	132.50
(c) Loans to others	40.80	33.77	—
(d) Others	489.52	440.80	334.67

Total	753.66	503.88	496.71

Current
Secured, considered good:
(a) Loans to suppliers	25.79	23.51	85.37
Unsecured, considered good:
(a) Advances to supplier, contractors etc.	684.35	930.78	599.10
(b) Inter corporate deposits	0.31	30.31	95.31
(c) Loan to joint operation (FIAT India Automobile Private Ltd)	—	132.50	—

Total	710.45	1,117.10	779.78

11.	Other financial assets

	As at March 31,		As at April 1,
	2017	2016	2015
Non-current
(a) Derivative financial instruments	2,775.34	1,591.26	261.08
(b) Interest accrued on loans and deposits	2.40	0.56	58.81
(c) Restricted deposits	57.19	217.06	226.70
(d) Margin money/cash collateral with banks	74.56	15.63	100.13
(e) Other deposits	1.63	1.00	0.92

Total	2,911.12	1,825.51	647.64

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2017 and 2016 of ₹32.37 crores and ₹181.36 crores is held as a deposit in relation to ongoing legal cases.

Restricted deposits as at April 1, 2015 of ₹147.92 crores relate to the Company’s residual risk arising on vehicles sold by dealer under leasing arrangement.

Current
(a) Derivative financial instruments	1,510.18	757.28	1,672.68
(b) Interest accrued on loans and deposits	5.76	73.45	12.12
(c) Term/Fixed deposit other than Banks	40.00	5.00	5.00

Total	1,555.94	835.73	1,689.80

F-244

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

12.	Inventories

	(₹ in crores)
	As at March 31,		As at April 1,
	2017	2016	2015
(a) Raw materials and components	2,159.53	2,418.96	2,325.72
(b) Work-in-progress	3,642.56	4,258.93	3,364.45
(c) Finished goods	28,235.17	24,909.33	22,474.76
(d) Stores and spare parts	216.12	206.97	196.64
(e) Consumable tools	297.66	283.89	215.81
(f) Goods-in-transit - Raw materials and components	534.27	577.65	466.77

Total	35,085.31	32,655.73	29,044.15

(i)

Inventories of finished goods include ₹2,637.94 crores, ₹2,386.31 crores and ₹1,728.79 crores as at March 31, 2017, 2016 and April 1, 2015 respectively, relating to vehicles sold subject to repurchase arrangements.

(ii)

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2017 and March 31, 2016 amounted to ₹2,03,087.37 crores and ₹1,95,875.89 crores, respectively.

(iii)

During the year ended March 31, 2017 and 2016, the Company recorded inventory write-down expense of ₹372.51 crores and ₹328.59 crores (excluding provision for loss of inventory at port of Tianjin in China mentioned below) respectively.

(iv)

The exceptional credit of ₹1,330.10 crores (GBP 151 million) for the year ended March 31, 2017, relates to the explosion at the port of Tianjin (China) in August 2015. This relates to the receipt of insurance proceeds, recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the original provision recorded in the quarter ended September 30, 2015.

A provision of ₹1,638.39 crores (GBP 157 million) (net of insurance recoveries of ₹534.24 crores (GBP 55 million)) has been recognised against the carrying value of inventory during the year ended March 31, 2016 for the damage due to explosion at the port of Tianjin in China in August 2015.

13.	Trade receivables (Unsecured)

	As at March 31,		As at April 1,
	2017	2016	2015
Trade receivables	15,452.99	14,845.20	13,748.50

	15,452.99	14,845.20	13,748.50
Less: Allowances for doubtful trade receivables	(1,377.44)	(1,274.29)	(775.70)

Total	14,075.55	13,570.91	12,972.80

14.	Cash and cash equivalents

	As at March 31,		As at April 1,
	2017	2016	2015
(a) Cash on hand	32.62	40.09	36.97
(b) Cheques on hand	111.31	115.11	51.64
(c) Balances with banks	8,462.76	7,805.03	7,619.95
(d) Deposit with banks	5,380.07	9,193.38	12,034.53

	13,986.76	17,153.61	19,743.09

15.	Bank balances

	As at March 31,		As at April 1,
	2017	2016	2015
With upto 12 months maturity:
(a) Earmarked balances with banks (refer note below)	238.36	530.82	234.73
(b) Bank deposits	21,852.76	12,775.97	10,434.11

Total	22,091.12	13,306.79	10,668.84

Note:

Earmarked balances with banks include ₹186.14 crores, ₹361.67 crores and ₹204.56 crores as at March 31, 2017, 2016 and April 1, 2015, respectively held as security in relation to interest and repayment of borrowings. Out of these deposits, ₹118.64 crores, ₹176.67 crores and ₹204.56 crores as at March 31, 2017, 2016 and April 1, 2015, respectively are pledged till the maturity of the respective borrowings.

16.	Finance receivables

	As at March 31,		As at April 1,
	2017	2016	2015
Finance receivables	21,160.76	20,758.16	20,454.06
Less: Allowance for credit losses	(3,597.51)	(5,006.69)	(5,888.01)

Total	17,563.25	15,751.47	14,566.05

Current portion	6,810.12	6,079.92	4,959.45
Non-current portion	10,753.13	9,671.55	9,606.60

Total	17,563.25	15,751.47	14,566.05

F-245

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for credit losses in finance receivables are as follows:

	(₹ in crores)
	Year ended March 31,
	2017	2016
Balance at the beginning	5,006.69	5,888.01
Allowances made/(reversed) during the year	(28.15)	220.96
Written off	(1,381.03)	(1,102.28)

Balance at the end	3,597.51	5,006.69

Fair value of collaterals over which the Company has taken possession and held as at March 31, 2017, 2016 and April 1, 2015, amounted to ₹200.73 crores, ₹66.06 crores and ₹356.95 crores, respectively. The collateral represents vehicle financed by the Company and the Company normally undertakes disposal of these vehicles through an auction process.

17.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2017	2016
Balance at the beginning	1,483.71	917.71
Allowances made during the year	132.93	664.66
Written off	(134.03)	(88.93)
Foreign exchange translation differences	34.42	(9.73)

Balance at the end	1,517.03	1,483.71

18.	Other non-current assets

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Capital advances	562.52	470.31	234.93
(b) Taxes recoverable, statutory deposits and dues from government	1,125.26	1,008.06	1,190.49
(c) Prepaid rentals on operating leases	326.10	149.08	140.86
(d) Prepaid expenses	631.24	508.05	269.15
(e) Others	202.24	173.52	148.17

Total	2,847.36	2,309.02	1,983.60

19.	Other current assets

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Advances and other receivables	402.94	205.57	183.73
(b) VAT, other taxes recoverable, statutory deposits and dues from government	4,904.80	4,464.09	4,118.14
(c) Prepaid expenses	1,106.21	1,117.41	1,058.43
(d) Others	126.04	37.02	51.79

Total	6,539.99	5,824.09	5,412.09

F-246

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

20.	Income taxes

The domestic and foreign components of Profit/(loss) before income tax:

	(₹ in crores)
	Year ended March 31,
	2017	2016
Profit/(Loss) before income taxes
India	(2,657.73)	(954.77)
Other than India	11,972.52	15,080.54

Total	9,314.79	14,125.77

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2017	2016
Current taxes
India	184.55	101.27
Other than India	2,953.11	1,760.78
Deferred taxes
India	186.00	165.15
Other than India	(72.43)	997.85

Total income tax expense	3,251.23	3,025.05

The reconciliation of estimated income tax to income tax expense is as follows:

	Year ended March 31,
	2017	2016
Profit/(Loss) before income taxes	9,314.79	14,125.77
Income tax expense at tax rates applicable to individual entities	1,621.79	2,857.12
Additional deduction for patent, research and product development cost	(745.58)	(1,449.40)
Items (net) not deductible for tax/not liable to tax:
- foreign currency (gain)/loss relating to loans and deposits (net)	(73.98)	95.27
- interest and other expenses relating to borrowings for investment	53.10	120.37
- Dividend from subsidiaries, joint operations, equity accounted investees and other investments	2.71	134.53
Profit on sale of business to a wholly owned subsidiary	407.89	—
Undistributed earnings of subsidiaries, joint operations and equity accounted investees	389.17	540.52
Deferred tax assets not recognized because realization is not probable	2,243.94	1,186.33
Utilization/credit of unrecognised tax losses, unabsorbed depreciation and other tax benefits	(350.90)	(126.99)
Impact of change in statutory tax rates	(524.96)	(593.21)
Others	228.05	260.51

Income tax expense reported	3,251.23	3,025.05

The UK Finance Act 2015 was enacted during the year ended March 31, 2016 which included provisions for a reduction in the UK corporation tax rate from 20% to 19% with effect from April 1, 2017.

The UK Finance Act 2016 was enacted during the year ended March 31, 2017 which included provisions for a further reduction in the UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been recognised at the rates applicable when the temporary differences are expected to reverse.

F-247

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax assets and liabilities for the year ended March 31, 2017 are as follows:

	(₹ in crores)
	Opening balance	Recognized in profit or loss	Recognized in/ reclassified from other comprehensive income	Closing balance
Deferred tax assets:
Depreciation carry forwards	2,010.81	563.75	(0.06)	2,574.50
Business loss carry forwards	3,234.23	293.99	(235.84)	3,292.38
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others	4,034.57	(1,063.87)	(141.98)	2,828.72
Compensated absences and retirement benefits	1,186.90	(1.20)	987.26	2,172.96
Minimum alternate tax carry-forward	58.26	16.66	—	74.92
Property, plant and equipment	216.83	(72.74)	(32.19)	111.90
Derivative financial instruments	2,296.64	(35.07)	2,167.37	4,428.94
Inventory	1,223.34	534.47	(148.41)	1,609.40
Others	652.10	205.49	(61.15)	796.44

Total deferred tax assets	14,913.68	441.48	2,535.00	17,890.16

Deferred tax liabilities:
Property, plant and equipment	2,743.13	(41.01)	0.08	2,702.20
Intangible assets	11,258.14	576.72	(1,349.97)	10,484.89
Undistributed earnings in subsidiaries, joint operations and equity accounted investees	1,343.63	23.81 *	(29.81)	1,337.63
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	—	16.95
Derivative financial instruments	4.04	19.32	(0.24)	23.12
Others	65.54	(23.79)	0.28	42.03

Total deferred tax liabilities	15,431.43	555.05	(1,379.66)	14,606.82

Net assets/(liabilities)	(517.75)	(113.57)	3,914.66	3,283.34

Deferred tax assets				4,457.34
Deferred tax liabilities				(1,174.00)

*	Net off ₹365.36 crores reversed on dividend distribution by subsidiaries.

F-248

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2017, unrecognized deferred tax assets amount to ₹3,199.20 crores and ₹5,569.59 crores, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business losses, depreciation carry forwards and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	(₹ in crores)
2018	26.35
2019	32.73
2020	42.87
2021	300.08
2022	73.85
Thereafter	5,093.71

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to ₹40,965.53 crores because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2016 are as follows:

	(₹ in crores)
	Opening balance	Recognized in profit or loss	Recognized in/reclassified from other comprehensive income	Closing balance
Deferred tax assets:
Depreciation carry forwards	1,584.44	426.37	—	2,010.81
Business loss carry forwards	3,608.90	(459.65)	84.98	3,234.23
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others	4,108.38	(143.37)	69.56	4,034.57
Compensated absences and retirement benefits	1,869.31	383.13	(1,065.54)	1,186.90
Minimum alternate tax carry-forward	89.87	(31.61)	—	58.26
Property, plant and equipment	90.78	128.95	(2.90)	216.83
Derivative financial instruments	2,415.10	(368.46)	250.00	2,296.64
Inventory	1,298.27	(122.14)	47.21	1,223.34
Others	486.62	144.80	20.68	652.10

Total deferred tax assets	15,551.67	(41.98)	(596.01)	14,913.68

Deferred tax liabilities:
Property, plant and equipment	2,658.87	83.85	0.41	2,743.13
Intangible assets	9,884.33	1,157.24	216.57	11,258.14
Undistributed earnings of subsidiaries joint operations and equity accounted investees	1,426.54	(111.92)*	29.01	1,343.63
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest	16.95	—	—	16.95
Derivative financial instruments	10.34	(8.86)	2.56	4.04
Others	64.72	0.71	0.11	65.54

Total deferred tax liabilities	14,061.75	1,121.02	248.66	15,431.43

Net assets/(liabilities)	1,489.92	(1,163.00)	(844.67)	(517.75)
Deferred tax assets				3,957.03
Deferred tax liabilities				(4,474.78)

*	Net off ₹652.44 crores reversed on dividend distributions by subsidiaries.

F-249

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

21.	Equity Share Capital

	(₹ in crores)
	As at March 31, 2017		As at March 31, 2016	As at April 1, 2015
(a) Authorised:
(i) 350,00,00,000 Ordinary shares of ₹2 each (as at March 31, 2016: 350,00,00,000 Ordinary shares of ₹2 each) (as at April 1, 2015: 350,00,00,000 Ordinary shares of ₹2 each)	700.00		700.00	700.00
(ii) 100,00,00,000 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2016: 100,00,00,000 ‘A’ Ordinary shares of ₹2 each) (as at April 1, 2015: 100,00,00,000 ‘A’ Ordinary shares of ₹2 each)	200.00		200.00	200.00
(iii) 30,00,00,000 Convertible Cumulative Preference shares of ₹100 each (as at March 31, 2016: 30,00,00,000 shares of ₹100 each) (as at April 1, 2015: 30,00,00,000 shares of ₹100 each)	3,000.00		3,000.00	3,000.00

Total	3,900.00		3,900.00	3,900.00

(b) Issued [Note (k)]:
(i) 288,78,43,046 Ordinary shares of ₹2 each (as at March 31, 2016: 288,78,43,046 Ordinary shares of ₹2 each) (as at April 1, 2015: 273,71,98,287 Ordinary shares of ₹2 each)	577.57		577.57	547.44
(ii) 50,87,36,110 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2016: 50,87,36,110 ‘A’ Ordinary shares of ₹2 each) (as at April 1, 2015: 48,22,05,820 ‘A’ Ordinary shares of ₹2 each)	101.75		101.75	96.44

Total	679.32		679.32	643.88

(c) Subscribed and called up:
(i) 288,73,48,428 Ordinary shares of ₹2 each (as at March 31, 2016: 288,72,03,602 Ordinary shares of ₹2 each) (as at April 1, 2015: 273,67,13,122 Ordinary shares of ₹2 each)	577.47		577.44	547.34
(ii) 50,85,02,291 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2016: 50,84,76,704 ‘A’ Ordinary shares of ₹2 each) (as at April 1, 2015: 48,19,66,945 ‘A’ Ordinary shares of ₹2 each)	101.70		101.70	96.40

Total	679.17		679.14	643.74

(d) Calls unpaid - Ordinary shares 310 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each) (as at March 31, 2016: 68,490 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each)) (as at April 1, 2015: 68,490 Ordinary shares of ₹2 each (₹1 outstanding on each) and 260 Ordinary shares of ₹2 each (₹0.50 outstanding on each))	(0.00	)*	(0.01)	(0.01)

(e) Paid-up (c+d):	679.17		679.13	643.73
(f) Forfeited Shares - Ordinary shares	0.05		0.05	0.05

Total (e + f)	679.22		679.18	643.78

(g)	The movement of number of shares and share capital

	Year ended March 31, 2017			Year ended March 31, 2016
	(No. of shares)	(₹ in crores)		(No. of shares)	(₹ in crores)
(i) Ordinary shares
Balance as at April 1	288,72,03,602	577.44		273,67,13,122	547.34
Add: Rights issue of shares	—	—		15,04,90,480	30.10
Add: Allotment of shares held in abeyance	1,44,826	0.03		—	—

Balance as at March 31	288,73,48,428	577.47		288,72,03,602	577.44

(ii) ‘A’ Ordinary shares
Balance as at April 1	50,84,76,704	101.70		48,19,66,945	96.40
Add: Rights issue of shares	—	—		2,65,09,759	5.30
Add: Allotment of shares held in abeyance	25,587	0.00	*	—	—

Balance as at March 31	50,85,02,291	101.70		50,84,76,704	101.70

(h)

The entitlements to 4,94,618 Ordinary shares of ₹2 each (as at March 31, 2016 : 6,39,444 Ordinary shares of ₹2 each and as at April 1, 2015 : 4,85,165 Ordinary shares of ₹2 each) and 2,33,819 ‘A’ Ordinary shares of ₹2 each (as at March 31, 2016: 2,59,406 ‘A’ Ordinary shares of ₹2 each and as at April 1, 2015: 2,38,875 ‘A’ Ordinary shares of ₹2 each) are subject matter of various suits filed in the courts/forums by third parties for which final order is awaited and hence kept in abeyance.

(i)	During the year ended, the Company has allotted 68,180 Ordinary Shares each of ₹2 each, previously unissued on account of unpaid calls.

*	amounts less than ₹50,000/-

F-250

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(j)	Rights, preferences and restrictions attached to shares:

(i)	Ordinary shares and ‘A’ Ordinary shares, both of ₹2 each:

•

The Company has two classes of shares – the Ordinary shares and the ‘A’ Ordinary shares both of ₹2 each (together referred to as shares). In respect of every Ordinary share (whether fully or partly paid), voting rights shall be in the same proportion as the capital paid up on such Ordinary share bears to the total paid up Ordinary share capital of the Company. In case of every ‘A’ Ordinary share, if any resolution is put to vote on a poll or by postal ballot at any general meeting of shareholders, the holder shall be entitled to one vote for every ten ‘A’ Ordinary shares held as per the terms of its issue and if a resolution is put to vote on a show of hands, the holder of ‘A’ Ordinary shares shall be entitled to the same number of votes as available to holders of Ordinary shares.

•

The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. Further, the Board of Directors may also declare an interim dividend. The holders of ‘A’ Ordinary shares shall be entitled to receive dividend for each financial year at five percentage point more than the aggregate rate of dividend declared on Ordinary shares for that financial year.

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

(ii)	American Depository Shares (ADSs) and Global Depository Shares (GDSs):

•

Each ADS and GDS underlying the ADR and GDR respectively represents five Ordinary shares of ₹2 each. A holder of ADS and GDS is not entitled to attend or vote at shareholders meetings. An ADS holder is entitled to issue voting instructions to the depository with respect to the Ordinary shares represented by ADSs only in accordance with the provisions of the Company’s ADSs deposit agreement and Indian Law. The depository for the ADSs and GDSs shall exercise voting rights in respect of the deposited shares by issue of an appropriate proxy or power of attorney in terms of the respective deposit agreements.

•	Shares issued upon conversion of ADSs and GDSs will rank pari passu with the existing Ordinary shares of ₹2 each in all respects including entitlement of the dividend declared.

(k)	Number of shares held by each shareholder holding more than 5 percent of the issued share capital:

	As at March 31, 2017		As at March 31, 2016		As at April 1, 2015
	% of Issued share capital	No. of shares	% of Issued share capital	No. of shares	% of Issued share capital	No. of shares
(i) Ordinary shares:
(a) Tata Sons Limited	28.71%	82,89,70,378	26.98%	77,89,70,378	25.67%	70,23,33,345
(b) Tata Steel Limited	*	*	*	*	5.54%	15,16,87,515
(c) Life Insurance Corporation of India	5.18%	14,94,23,428	6.90%	19,91,44,257	*	*
(d) Citibank N.A. as Depository	#	53,04,96,280	#	49,19,64,200	#	58,22,60,190
(ii) ‘A’ Ordinary shares:
(a) HDFC Trustee Company Limited-HDFC Equity Fund	8.19%	4,16,71,282	12.95%	6,58,38,405	*	*
(b) HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Ltd	*	*	*	*	5.16%	2,48,78,664
(c) Franklin Templeton Mutual Fund	5.96%	3,03,29,225	*	*	*	*

#	held by Citibank, N.A. as depository for American Depository Receipts (ADRs) and Global Depository Receipts (GDRs)
*	Less than 5%

(l)	Information regarding issue of shares in the last five years

(a)	The Company has not issued any shares without payment being received in cash.

(b)	The Company has not issued any bonus shares.

(c)	The Company has not undertaken any buy-back of shares.

(m)

During the year ended March 31, 2016, the Company alloted 15,04,90,480 Ordinary Shares (including 3,20,49,820 shares underlying the ADRs) of ₹2 each at a premium of ₹448 per share, aggregating ₹6,772.07 crores and 2,65,09,759 ‘A’ Ordinary Shares of ₹2 each at a premium of ₹269 per share, aggregating ₹718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary Shares and 20,531 ‘A’ Ordinary Shares were kept in abeyance.

Proceeds from the Rights issue have been utilised in the following manner:

	(₹ in crores)
Particulars	Planned	Actual
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,500.00
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,425.73
Issue related expenses	70.00	64.76

Total	7,498.00	7,490.49

Less: Rights Shares held in abeyance	(7.51)	—

Total	7,490.49	7,490.49

F-251

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

22.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	(₹ in crores)
	Year ended March 31,
	2017	2016
Balance at the beginning	4,652.20	2,945.89
Exchange differences arising on translating the net assets of foreign operations (net)	(9,647.63)	1,677.31
Net change in translation reserve - equity accounted investees (net)	(304.70)	29.00

Balance at the end	(5,300.13)	4,652.20

(b)	The movement of Equity instruments through other comprehensive income is as follows:

	Year ended March 31,
	2017	2016
Balance at the beginning	(102.70)	(91.12)
Other comprehensive income/(loss) for the year	83.44	68.80
Profit on sale of unquoted equity investment	—	(80.38)

Balance at the end	(19.26)	(102.70)

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2017	2016
Balance at the beginning	(6,152.15)	(5,278.28)
Gain/(loss) recognised on cash flow hedges	(23,738.38)	(1,581.01)
Income tax relating to gain/loss recognized on cash flow hedges	4,558.18	273.69
(Gain)/loss reclassified to profit or loss	10,296.01	(1,365.57)
Income tax relating to gain/loss reclassified to profit or loss	(2,059.16)	277.05
Amounts removed from hedge reserve and recognised in inventory	(1,020.39)	1,902.67
Income tax related to amounts removed from hedge reserve and recognised in inventory	204.26	(380.70)

Balance at the end	(17,911.63)	(6,152.15)

(d)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2017	2016
Balance at the beginning	4.70	—
Gain/(loss) on cash flow hedges of inventory	(106.02)	5.00
Gain/(loss) recognised on cash flow hedges of forecast sales	9.50	(0.30)
Income tax relating to gain/loss recognized on cash flow hedges	17.60	—

Balance at the end	(74.22)	4.70

(e)	Summary of Other Components of Equity:

	As at March 31,
	2017	2016
Currency translation reserve	(5,300.13)	4,652.20
Equity instruments through other comprehensive income	(19.26)	(102.70)
Hedging reserve	(17,911.63)	(6,152.15)
Cost of hedging reserve	(74.22)	4.70

Total	(23,305.24)	(1,597.95)

F-252

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

23.	Notes to reserves and dividends

Capital redemption reserve

The Indian Companies Act, 2013 (the “Companies Act”) requires that where a company purchases its own shares out of free reserves or securities premium account, a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account and details of such transfer shall be disclosed in the balance sheet. The capital redemption reserve account may be applied by the company, in paying up unissued shares of the company to be issued to shareholders of the company as fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve out of profits of the company available for payment of dividend. The company is required to maintain a Debenture Redemption Reserve of 25% of the value of debentures issued, either by a public issue or on a private placement basis. The amounts credited to the debenture redemption reserve may not be utilized by the company except to redeem debentures.

Reserve for research and human resource development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary of Tata Motors Limited) is entitled for deferment of tax in respect of expenditures incurred on product development cost subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided that TDCV appropriates an equivalent amount from “Retained Earnings” to “Reserve for Research and Human Resource Development”.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to “Retained earnings available for appropriation”.

Special reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors Limited pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20% of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

Earned surplus reserve

Under the Korean commercial code, TDCV is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilized for cash dividends, but may only be used to offset against future deficits, if any, or may be transferred to capital stock.

Capital reserve

The capital reserve represents the excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration.

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2016, dividend per share of ₹0.20 per Ordinary share of ₹2 each and ₹0.30 per ‘A’ Ordinary share of ₹2 each was declared.

For the year ended March 31, 2017, considering the losses in the Tata Motors Limited (Standalone), no dividend is permitted to be paid to the Members, as per the Companies Act, 2013 and the Rules framed thereunder.

F-253

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

24. Long-term borrowings

	(₹ in crores)
	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
Secured:
(a) Privately placed Non-Convertible Debentures	3,045.24	2,305.16	2,489.41
(b) Collateralized debt obligations	453.99	2.72	107.76
(c) Term loans:
(i) from banks	4,062.68	3,169.30	4,453.92
(ii) other parties	141.84	120.14	93.55
(d) Finance lease obligations	54.01	69.04	90.75
Unsecured:
(a) Privately placed Non-Convertible Debentures	8,668.80	6,455.20	8,505.20
(b) Term loans:
(i) from banks	9,475.88	8,347.23	8,588.17
(ii) other parties	54.12	54.82	182.15
(c) Senior notes (note below)	34,227.81	29,541.97	30,085.42
(d) Others	444.81	444.81	10.81

Total	60,629.18	50,510.39	54,607.14

25. Short-term borrowings

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
Secured:
(a) Loans from banks	4,795.01	5,612.53	6,544.91
(b) Loans from other parties	79.77	98.22	77.06
Unsecured:
(a) Loans from banks	733.58	1,047.29	1,460.13
(b) Loans from other parties	15.91	13.78	49.91
(c) Inter corporate deposits from associates	56.00	27.00	60.00
(d) Commercial paper	8,179.67	4,651.96	4,962.67

Total	13,859.94	11,450.78	13,154.68

F-254

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of ₹17,105.18 crores, ₹17,750.01 crores and ₹21,056.59 crores are pledged as collateral/security against the borrowing as at March 31, 2017, 2016 and April 1, 2015 respectively.

Notes:

Nature of Security (on loans including interest accrued thereon):

(A)	Non convertible debentures

(i)

Rated, Listed, Secured, 9.95% Coupon, Non-Convertible Debentures amounting to ₹200 crores and 10.25% Coupon, Non-Convertible Debentures amounting to ₹500 crores are secured by a pari passu charge by way of an English mortgage of the Company’s freehold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand in the State of Gujarat.

(ii)	Privately placed non-convertible debentures amounting to ₹2,345.24 crores are fully secured by:

(a)	First pari passu charge on residential flat of Sheba Properties Limited (SPL), an indirect subsidiary of the Company

(b)	Pari passu charge is created in favour of debenture trustee on:

•	All receivables of SPL arising out of loan and lease transactions,

•	All book debts, trade advances forming part of movable property of SPL.

(c)	Any other security as identified by SPL and acceptable to the debenture trustee.

(B)	Collateralized debt obligations

Collateralised debt obligation represent amount received against finance receivables securitised/assigned, which does not qualify for derecognition.

(C)	Loan from banks/financial institution

(i)

Term loans from banks amounting to ₹2,750 crores are secured by a pari passu charge in favour of the security trustee on all receivables of the Company arising out of loan, lease and hire purchase transactions, all other book debts, receivables from senior and junior pass-through-certificates in which Company has invested; and such other current assets as may be identified by the Company from time to time and accepted by the relevant lender/security trustee.

(ii)

The term loan of ₹581 crores is due for repayment from the quarter ending March 31, 2033 to quarter ending March 31, 2037, along with simple interest at the rate of 0.10% p.a. The loan is secured by a second and subservient charge (creation of charge is under process) over Company’s freehold land together with immovable properties, plant and machinery and other movable assets (excluding stock and book debts) situated at Sanand plant in the State of Gujarat.

(iii)

Loans from Banks and External Commercial Borrowings (ECB) are secured by exclusive first charge on building and all moveable fixed assets and also by hypothecation of existing current assets of the Company viz. stock of raw materials, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivable and book debts including receivable from hire purchase / leasing and all other moveable current assets except cash and bank balances, loans and advances of the Company both present and future.

(D)	Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2017 are as follows:

					(₹ in crores)
		Amount	As at March 31,	As at March 31,	As at April 1,
Schedule of repayment of Senior notes:	Currency	(in million)	2017	2016	2015
5.625% Senior Notes due 2023	USD	500	3,209.63	3,291.85	3,093.63
3.875% Senior Notes due 2023	GBP	400	3,210.84	3,781.40	3,660.02
5.000% Senior Notes due 2022	GBP	400	3,202.76	3,784.60	3,662.96
8.125% Senior Notes due 2021	USD	84	—	550.32	517.07
8.25% Senior Notes due 2020	GBP	58	—	—	534.98
3.50% Senior Notes due 2020	USD	500	3,229.86	3,298.02	3,093.06
4.125% Senior Notes due 2018	USD	700	4,518.52	4,647.45	4,357.61
4.25% Senior Notes due 2019	USD	500	3,231.48	3,300.66	3,101.33
2.750% Senior Notes due 2021	GBP	300	2,406.52	—	—
2.200% Senior Notes due 2024	EUR	650	4,466.88	—	—

			27,476.49	22,654.30	22,020.66

Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2017 are as follows:

		Amount	As at March 31,	As at March 31,	As at April 1,
Schedule of repayment of Senior notes:	Currency	(in million)	2017	2016	2015
5.750% Senior Notes due 2024	USD	250	1,595.81	1,641.25	1,544.97
5.75% Senior Notes due 2021	USD	300	1,924.98	1,963.91	1,855.71
4.625% Senior Notes due 2020	USD	500	3,230.53	3,282.51	3,089.94
4.25% Senior Notes due 2018	SGD	350	—	—	1,574.14

			6,751.32	6,887.67	8,064.76

F-255

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

26. Other financial liabilities – non-current

	(₹ in crores)
	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Deferred payment liability	—	70.08	126.41
(b) Derivative financial instruments	11,259.57	7,744.11	7,721.94
(c) Interest accrued but not due on borrowings	—	4.65	25.76
(d) Liability towards employee separation scheme	72.36	77.72	89.42
(e) Others	77.65	47.18	31.32

Total	11,409.58	7,943.74	7,994.85

27. Other financial liabilities – current

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Current maturities of long-term borrowings (refer note below)	4,114.86	7,398.79	4,949.04
(b) Interest accrued but not due on borrowings	943.24	965.75	1,003.77
(c) Liability towards vehicles sold under repurchase arrangements	2,828.38	2,550.44	1,820.60
(d) Liability for capital expenditure	3,120.40	3,503.13	4,605.24
(e) Deposits and retention money	201.50	219.11	211.21
(f) Derivative financial instruments	14,257.95	6,482.30	6,445.95
(g) Deferred payment liability	70.08	64.50	59.75
(h) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 (IEPF) not due	27.75	33.19	40.50
(i) Others	70.67	64.39	36.95

Total	25,634.83	21,281.60	19,173.01

Notes:
Current maturities of long-term borrowings consist of:
(i) Privately placed Non-Convertible Debentures	2,802.30	2,371.37	1,778.16
(ii)Collateralised debt obligation	573.39	37.34	509.04
(iii) Finance lease obligation	22.13	57.22	57.18
(iv) Term loans from banks and others	717.04	4,932.86	2,604.66

	4,114.86	7,398.79	4,949.04

F-256

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

28. Provisions

	(₹ in crores)
	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
Non-current
(a) Employee benefits obligations	732.97	735.52	881.17
(b) Product warranty	7,360.69	6,797.36	5,605.16
(c) Legal and product liability	217.02	—	—
(d) Provision for residual risk	219.07	123.42	142.55
(e) Provision for environmental liability	178.00	222.15	244.88
(f) Annual maintenance contract	16.66	9.99	12.57
(g) Other provisions	280.05	2.57	51.94

Total - Non-current	9,004.46	7,891.01	6,938.27

Current
(a) Employee benefits obligations	68.93	219.17	216.76
(b) Product warranty	4,670.64	4,719.07	4,373.28
(c) Legal and product liability	605.15	758.37	274.85
(d) Provision for residual risk	54.80	57.42	42.72
(e) Provision for environmental liability	96.58	68.99	44.18
(f) Annual maintenance contract	33.73	17.79	16.29
(g) Other provisions	277.93	3.70	1.04

Total - Current	5,807.76	5,844.51	4,969.12

Note

Provision movement

	Year ended March 31, 2017
	Product warranty	Legal and product liability	Provision for residual risk	Provision for environmental liability
Balance at the beginning	11,516.43	758.37	180.84	291.14
Provision made/(reversal) during the year	7,758.65	347.72	155.16	29.82
Provision used during the year	(5,627.93)	(161.30)	(44.71)	—
Impact of discounting	199.10	—	—	—
Impact of foreign exchange translation	(1,814.92)	(122.62)	(17.42)	(46.38)

Balance at the end	12,031.33	822.17	273.87	274.58

Current	4,670.64	605.15	54.80	96.58
Non-current	7,360.69	217.02	219.07	178.00

29. Other non-current liabilities

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Deferred revenue (refer note below)	5,161.37	4,092.74	2,570.16
(b) Employee benefits obligations	11,984.02	5,547.24	8,255.12
(c) Others	247.17	246.57	122.72

Total	17,392.56	9,886.55	10,948.00

30. Other current liabilities

	As at March 31, 2017	As at March 31, 2016	As at April 1, 2015
(a) Liability for advances received	1,711.15	2,164.71	2,289.92
(b) Statutory dues (VAT, Excise, Service Tax, Octroi etc)	2,658.93	2,443.43	1,830.50
(c) Deferred revenue (refer note below)	1,764.98	1,517.14	777.17
(d) Others	266.78	61.94	207.66

Total	6,401.84	6,187.22	5,105.25

Note:

Deferred revenue include:

•

₹227.92 crores as at March 31, 2017 (₹249.22 crores as at March 31, 2016 and ₹235.19 crores as at April 1, 2015) grants relating to property, plant and equipment relate to duty saved on import of capital goods and spares under the EPCG scheme. Under such scheme, the Company is committed to export prescribed times of the duty saved on import of capital goods over a specified period of time. In case such commitments are not met, the Company would be required to pay the duty saved along with interest to the regulatory authorities.

•

₹2,047.24 crores as at March 31, 2017 (₹1,765.87 crores as at March 31, 2016 and ₹1,007.69 crores as at April 1, 2015) relating to Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since April 1, 2013.

F-257

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

31. Income from Operations

	(₹ in crores)
	Year ended March 31,
	2017	2016
(a) Sale of products (including excise duty) (Note below)	2,67,071.80	2,70,642.65
(b) Sale of services	1,727.27	1,292.42
(c) Finance revenues	2,429.23	2,240.03
(d) Other operating revenues	3,263.82	3,485.49

Total	2,74,492.12	2,77,660.59

32. Other income

	Year ended March 31,
	2017	2016
(a) Interest income	562.21	718.98
(b) Dividend income	10.51	53.36
(c) Profit on sale of investments at FVTPL	176.14	101.00
(d) MTM-Investments measured at FVTPL	5.68	12.01

Total	754.54	885.35

Note: Includes exchange gain/(loss) (net) on hedges reclassified from hedging reserve to statement of profit and loss	(9,928.70)	1,365.57

F-258

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

33. Employee benefits expense

	(₹ in crores)
	Year ended March 31,
	2017	2016
(a) Salaries, wages and bonus	22,409.51	22,273.90
(b) Contribution to provident fund and other funds	2,826.23	3,412.72
(c) Staff welfare expenses	3,097.15	3,194.27

Total	28,332.89	28,880.89

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent upon continued employment for the duration of the 3 year vesting period. The cash payment has no exercise price and therefore the weighted average exercise price in all cases is ₹ Nil. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. The amount expensed in relation to the LTIP was ₹70.13 crores and ₹29.59 crores for the years ended March 31, 2017 and 2016, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures.

34. Finance costs

	Year ended March 31,
	2017	2016
(a) Interest	4,778.68	5,281.50
Less: Transferred to capital account*	(1,294.10)	(1,161.39)

	3,484.58	4,120.11
(b) Discounting charges	753.43	768.97

Total	4,238.01	4,889.08

Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 4.4% and 6.3% for the years ended March 31, 2017 and 2016, respectively.

35. Other expenses

	Year ended March 31,
	2017	2016
(a) Processing charges	1,172.03	1,110.68
(b) Consumption of stores & spare parts	2,419.11	2,096.19
(c) Power and fuel	1,159.82	1,143.63
(d) Information technology/computer expenses	2,202.51	2,379.90
(e) Engineering expenses	4,273.72	6,514.76
(f) MTM gain/(loss) on commodity derivatives	918.40	(1,155.53)
(g) Warranty and product liability expenses	8,106.37	6,791.49
(h) Freight, transportation, port charges etc.	9,754.71	9,754.67
(i) Publicity	8,698.68	8,768.46
(j) Allowances for trade and other receivables	132.93	664.66
(k) Allowances for finance receivables	(28.15)	220.96
(l) Works operation and other expenses	16,619.93	17,393.88

Total	55,430.06	55,683.75

F-259

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

36.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	(₹ in crores)
	Pension benefits		Post retirement medical benefits
	As at March 31,
	2017	2016	2017	2016
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	923.86	901.81	160.05	155.66
Current service cost	65.71	64.26	8.19	7.68
Interest cost	69.51	66.96	12.33	12.18
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions	(0.96)	1.46	2.17	—
Actuarial (gains)/losses arising from changes in financial assumptions	16.01	3.87	21.82	7.84
Actuarial (gains)/losses arising from changes in experience adjustments	(6.50)	6.17	(10.46)	(16.53)
Benefits paid from plan assets	(77.89)	(114.91)	—	—
Benefits paid directly by employer	(8.98)	(5.76)	(10.24)	(6.78)

Defined benefit obligation, end of the year	980.76	923.86	183.86	160.05

Change in plan assets:
Fair value of plan assets, beginning of the year	799.69	789.13	—	—
Interest income	60.05	60.10	—	—
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)	26.41	20.34	—	—
Employer’s contributions	33.52	45.03	—	—
Benefits paid	(77.89)	(114.91)	—	—

Fair value of plan assets, end of the year	841.78	799.69	—	—

	Pension benefits			Post retirement medical benefits
	As at March 31,		As at April 1,	As at March 31,		As at April 1,
	2017	2016	2015	2017	2016	2015
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	980.76	923.86	901.81	183.86	160.05	155.66
Fair value of plan assets	841.78	799.69	789.13	—	—	—

Net liability	(138.98)	(124.17)	(112.68)	(183.86)	(160.05)	(155.66)

Amounts in the balance sheet:
Non-current assets	6.55	4.91	10.85	—	—	—
Non-current liabilities	(145.53)	(129.08)	(123.53)	(183.86)	(160.05)	(155.66)

Net liability	(138.98)	(124.17)	(112.68)	(183.86)	(160.05)	(155.66)

Total amount recognized in other comprehensive income consists of:

	Pension benefits		Post retirement medical benefits
	As at March 31,
	2017	2016	2017	2016
Remeasurements (gains)/losses	(26.70)	(8.84)	4.84	(8.69)

	(26.70)	(8.84)	4.84	(8.69)

F-260

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Information for funded plans with a defined benefit obligation in excess of plan assets:

	(₹ in crores)
	Pension benefits
	As at March 31,		As at April 1,
	2017	2016	2015
Defined benefit obligation	795.37	754.99	733.59
Fair value of plan assets	757.55	729.55	705.75

Information for funded plans with a defined benefit obligation less than plan assets:

	Pension benefits
	As at March 31,		As at April 1,
	2017	2016	2015
Defined benefit obligation	77.69	65.27	72.54
Fair value of plan assets	84.23	70.14	83.38

Information for unfunded plans:

	Pension benefits			Post retirement medical benefits
	As at March 31,		As at April 1,	As at March 31,		As at April 1,
	2017	2016	2015	2017	2016	2015
Defined benefit obligation	107.70	103.60	95.68	183.86	160.05	155.66

Net pension and post retirement medical cost consist of the following components:

	Pension benefits		Post retirement medical benefits
	Year ended March 31,
	2017	2016	2017	2016
Service cost	65.71	64.26	8.19	7.68
Net interest cost/(income)	9.46	6.86	12.33	12.18

Net periodic cost	75.17	71.12	20.52	19.86

Other changes in plan assets and benefit obligation recognized in other comprehensive income:

	Pension benefits		Post retirement medical benefits
	Year ended March 31,
	2017	2016	2017	2016
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	(26.41)	(20.34)	—	—
Actuarial (gains)/losses arising from changes in demographic assumptions	(0.96)	1.46	2.17	—
Actuarial (gains)/losses arising from changes in financial assumptions	16.01	3.87	21.82	7.84
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(6.50)	6.17	(10.46)	(16.53)

Total recognized in other comprehensive income	(17.86)	(8.84)	13.53	(8.69)

Total recognized in Statement of Profit and Loss and other comprehensive income	57.31	62.28	34.05	11.17

F-261

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Pension benefits			Post retirement medical benefits
	As at March 31,		As at April 1,	As at March 31,		As at April 1,
	2017	2016	2015	2017	2016	2015
Discount rate	6.75%-7.50%	6.75%-8.00%	6.75%-8.00%	7.30%	8.00%	8.00%
Rate of increase in compensation level of covered employees	4.00%-11.00%	5.00%-12.00%	5.00%-11.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as at March 31, 2017, 2016 and April 1, 2015 by category are as follows:

	Pension benefits
	As at March 31,		As at April 1,
	2017	2016	2015
Asset category:	1%	2%	6%
Cash and cash equivalents	72%	77%	67%
Debt instruments (quoted)	5%	1%	6%
Debt instruments (unquoted)	1%	1%	0%
Equity instruments (quoted)	21%	19%	21%

Deposits with Insurance companies	100%	100%	100%

The Company’s policy is driven by considerations of maximizing returns while ensuring credit quality of the debt instruments. The asset allocation for plan assets is determined based on investment criteria prescribed under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

The weighted average duration of the defined benefit obligation as at March 31, 2017 is 16.06 years (2016 : 15.64 years, 2015 : 16.01 years).

The Company expects to contribute ₹70.92 crores to the funded pension plans in FY 2017-18.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by ₹93.84 crores	Decrease by ₹20.65 crores
	Decrease by 1%	Increase by ₹108.63 crores	Increase by ₹22.14 crores

Salary escalation rate	Increase by 1%	Increase by ₹77.45 crores	Increase by ₹19.40 crores
	Decrease by 1%	Decrease by ₹68.09 crores	Decrease by ₹16.76 crores

Health care cost	Increase by 1%	Increase by ₹24.91 crores	Increase by ₹6.02 crores
	Decrease by 1%	Decrease by ₹22.01 crores	Decrease by ₹4.96 crores

F-262

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	(₹ in crores)
	As at March 31,
	2017	2016
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	333.92	330.72
Service cost	48.62	55.53
Interest cost	6.34	7.61
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in financial assumptions	(15.65)	(65.32)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(19.53)	(4.09)
Actuarial (gains)/losses arising from changes in demographic assumption on plan liabilities	—	3.31
Benefits paid from plan assets	(4.26)	(2.11)
Benefits paid directly by employer	(1.35)	(1.20)
Foreign currency translation	0.17	9.47

Defined benefit obligation, end of the year	348.26	333.92

Change in plan assets:
Fair value of plan assets, beginning of the year	261.76	202.51
Interest income	5.58	5.24
Remeasurements gain/(loss)
Return on plan assets, (excluding amount included in net Interest expense)	(2.54)	(1.93)
Employer’s contributions	64.64	50.95
Benefits paid	(4.68)	(2.11)
Foreign currency translation	(0.23)	7.10

Fair value of plan assets, end of the year	324.53	261.76

	As at March 31,		As at April 1,
	2017	2016	2015
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	348.26	333.92	330.72
Fair value of plan assets	324.53	261.76	202.51

Net liability	(23.73)	(72.16)	(128.21)

Amounts in the balance sheet:
Non-current liabilities	(23.73)	(72.16)	(128.21)

Total amount recognized in other comprehensive income for severance indemnity consists of:

	As at March 31,
	2017	2016
Remeasurements (gains)/losses	(96.81)	(64.17)

	(96.81)	(64.17)

F-263

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Net severance indemnity cost consist of the following components:

	(₹ in crores)
	Year ended March 31,
	2017	2016
Service cost	48.62	55.53
Net interest cost	0.76	2.37

Net periodic pension cost	49.38	57.90

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2017	2016
Remeasurements (gains)/losses
Return on plan assets, (excluding amount included in net Interest expense)	2.54	1.93
Actuarial (gains)/losses arising from changes in financial assumptions	(15.65)	(65.32)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(19.53)	(4.09)
Actuarial (gains)/losses arising from changes in demographic assumptions	—	3.31

Total recognized in other comprehensive income	(32.64)	(64.17)

Total recognized in Statement of Profit and Loss and other comprehensive income	16.74	(6.27)

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,		As at April 1,
	2017	2016	2015
Discount rate	2.30%	1.90%	2.30%
Rate of increase in compensation level of covered employees	3.00%	3.00%	5.00%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by ₹34.81 crores Increase by ₹40.81 crores	Decrease by ₹10.58 crores Increase by ₹11.75 crores

Salary escalation rate	Increase by 1% Decrease by 1%	Increase by ₹40.10 crores Decrease by ₹34.91 crores	Increase by ₹12.57 crores Decrease by ₹10.78 crores

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,		As at April 1,
	2017	2016	2015
Deposit with banks	100%	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2017 is 10.85 years (2016 : 11.80 years, 2015 : 12.60 years )

The Company expects to contribute ₹22.03 crores to the funded severance indemnity plans in FY 2017-18

F-264

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme and are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

Through its defined benefit pension plans the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if plan assets under perform compared to the corporate bonds discount rate, this will create or increase a deficit. The defined benefit plans hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term.

As the plans mature, the Company intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Company believes that due to the long-term nature of the plan liabilities and the strength of the supporting group, a level of continuing equity type investments is an appropriate element of the Company’s long term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this is expected to be partially offset by an increase in the value of the plans’ bond holdings and interest rate hedging instruments.

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more closely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	(₹ in crores)
	Pension benefits
	As at March 31,
	2017	2016
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	73,179.07	72,869.15
Service cost	1,735.73	2,212.58
Interest cost	2,410.74	2,589.71
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions	(666.24)	(356.02)
Actuarial (gains)/losses arising from changes in financial assumptions	20,469.33	(5,614.53)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(1,867.22)	625.26
Past service cost	—	1.38
Plan curtailment	—	—
Plan settlement	—	—
Plan combinations	—	—
Benefits paid	(1,972.42)	(1,629.23)
Member contributions	17.53	16.37
Foreign currency translation	(12,638.83)	2,464.40

Defined benefit obligation, end of the year	80,667.69	73,179.07

Change in plan assets:
Fair value of plan assets, beginning of the year	67,803.30	64,689.55
Interest Income	2,261.71	2,299.76
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)	10,072.49	(507.90)
Plan settlement		—
Employer’s contributions	1,989.95	885.82
Members contributions	17.53	16.37
Plan settlement	—	—
Benefits paid	(1,972.42)	(1,629.23)
Expenses paid	(78.90)	(82.45)
Foreign currency translation	(11,248.17)	2,131.38

Fair value of plan assets, end of the year	68,845.49	67,803.30

F-265

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	(₹ in crores)
	Pension benefits
	Year ended March 31,		As at April 1,
	2017	2016	2015
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	80,667.69	73,179.07	72,869.15
Fair value of plan Assets	68,845.49	67,803.30	64,689.55

Surplus/(deficit)	(11,822.20)	(5,375.77)	(8,179.60)
Restriction of pension asset	—	(17.18)	(3.51)

Net liability	(11,822.20)	(5,392.95)	(8,183.11)

Amount recognized in the balance sheet consist of:
Non-current assets	3.81	4.10	3.61
Non-current liabilities	(11,826.01)	(5,397.04)	(8,186.72)

Net liability	(11,822.20)	(5,392.94)	(8,183.11)

Total amount recognized in other comprehensive income:

	Pension benefits
	As at March 31,
	2017	2016
Remeasurements (gains)/losses	3,018.32	(4,827.53)

	3,018.32	(4,827.53)

Net pension and post retirement cost consist of the following components:

	Pension benefits
	Year ended March 31,
	2017	2016
Current service cost	1,735.73	2,212.58
Past service cost	—	1.38
Administrative expenses	78.90	82.45
Interest cost on Onerous obligations	—	0.10
Net interest cost/(income)	149.03	289.95

Net periodic pension cost	1,963.66	2,586.46

Amount recognized in other comprehensive income

	Pension benefits
	Year ended March 31,
	2017	2016
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions	(666.24)	(356.02)
Actuarial (gains)/losses arising from changes in financial assumptions	20,469.33	(5,614.53)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities	(1,867.22)	625.26
Return on plan assets, (excluding amount included in net Interest expense)	(10,072.49)	507.90
Change in onerous obligation, excluding amounts included in interest expenses	(17.53)	9.86

Total recognized in other comprehensive income	7,845.85	(4,827.53)

Total recognized in Statement of Profit and Loss and other comprehensive income	9,809.51	(2,241.07)

F-266

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in accounting for the pension plans are set out below:

	Pension benefits
	As at March 31,		As at April 1,
	2017	2016	2015
Discount rate	2.60%	3.60%	3.40%
Expected rate of increase in compensation level of covered employees	3.70%	3.50%	3.60%
Inflation increase	3.20%	3.00%	3.10%
The assumed life expectations on retirement at age 65 are (years)
Retiring today:
Males	21.50	21.50	21.40
Females	24.50	24.40	23.90
Retiring in 20 years:
Males	23.30	23.20	23.10
Females	26.30	26.20	25.80

For the valuation as at March 31, 2017 and 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme and 95% for males and 85% for females for Jaguar Executive Pension Plan.

For the valuation as at March 31, 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2014) projections and an allowance for long-term improvements of 1.25% per annum (2016, 2015: CMI(2014) projections with 1.25% per annum improvements).

The Company noted that on March 27, 2017, a new mortality projection model (CMI (2016)) was released which potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Company considered adopting the new mortality tables and noted that there was uncertainity about the appropriate level of initial mortality improvements both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Company’s pension advisor, it is considered that the CMI (2014) mortality tables represent the Company’s best estimate of the future longevity of its defined benefit schemes’ members both during and after employment as at March 31, 2017.

Pension plans asset allocation by category is as follows:

	(₹ in crores)
	As at March 31,						As at April 1,
	2017			2016			2015
	Quoted*	Unquoted	Total	Quoted*	Unquoted	Total	Quoted*	Unquoted	Total
Equity Instruments
Information Technology	1,149.04	—	1,149.04	1,193.15	—	1,193.15	1,090.90	—	1,090.90
Energy	493.60	—	493.60	505.90	—	505.90	647.14	—	647.14
Manufacturing	841.55	—	841.55	935.43	—	935.43	887.51	—	887.51
Financials	1,327.06	—	1,327.06	1,699.05	—	1,699.05	1,701.06	—	1,701.06
Others	3,649.43	—	3,649.43	4,174.79	—	4,174.79	3,858.20	—	3,858.20

	7,460.68	—	7,460.68	8,508.32	—	8,508.32	8,184.81	—	8,184.81

Debt Instruments
Government	23,709.13	—	23,709.13	24,722.15	—	24,722.15	24,951.95	110.94	25,062.89
Corporate Bonds (Investment Grade)	161.84	16,758.23	16,920.07	1,508.15	13,945.58	15,453.73	351.31	11,075.37	11,426.68
Corporate Bonds (Non Investment Grade)	995.30	3,350.03	4,345.33	1,574.96	2,672.66	4,247.63	499.22	4,400.57	4,899.79

	24,866.27	20,108.26	44,974.53	27,805.26	16,618.25	44,423.51	25,802.48	15,586.88	41,389.36

Property Funds
UK	—	1,537.45	1,537.45	639.54	1,097.70	1,737.24	1,211.08	1,044.67	2,255.75
Other	—	1,262.33	1,262.33	725.44	458.17	1,183.61	480.73	157.17	637.90

	—	2,799.78	2,799.78	1,364.98	1,555.87	2,920.85	1,691.81	1,201.84	2,893.65

Cash and Cash equivalents	752.54	—	752.54	1,622.69	—	1,622.69	1,201.83	—	1,201.83

F-267

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	(₹ in crores)
	As at March 31,						As at April 1,
	2017			2016			2015
Other
Hedge Funds	—	3,261.02	3,261.02	—	3,560.37	3,560.37	—	3,624.00	3,624.00
Private Markets	—	1,407.98	1,407.98	—	763.62	763.62	—	517.71	517.71
Alternatives	2,646.04	3,066.81	5,712.85	3,312.19	839.98	4,152.17	1,571.63	1,349.75	2,921.38

	2,646.04	7,735.81	10,381.85	3,312.19	5,163.97	8,476.16	1,571.63	5,491.46	7,063.09

Derivatives
Foreign exchange contracts	—	137.56	137.56	—	(85.91)	(85.91)	—	(120.18)	(120.18)
Interest Rate and inflation	—	9,159.98	9,159.98	—	5,498.05	5,498.05	—	4,076.99	4,076.99

	—	9,297.54	9,297.54	—	5,412.14	5,412.14	—	3,956.81	3,956.81

Collateralized debt obligations	—	(6,821.43)	(6,821.43)	—	(3,560.37)	(3,560.37)	—	—	—

	—	(6,821.43)	(6,821.43)	—	(3,560.37)	(3,560.37)	—	—	—

Total	35,725.53	33,119.96	68,845.49	42,613.44	25,189.86	67,803.30	38,452.56	26,236.99	64,689.55

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

As at March 31, 2017 and 2016, the schemes held Gilt Repos, reflected as a collateralized debt obligation.

The split of Level 1 assets is 66% (2016: 63%, 2015: 59%), Level 2 assets 27% (2016: 31%, 2015: 37%) and Level 3 assets 7% (2016: 6%, 2015: 4%). Private market holdings are classified as Level 3 instruments. Included in the value for Interest Rate and Inflation derivatives are Repo transactions, as noted above.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same methods (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by ₹4,474.80 crores	Decrease/increase by ₹113.96 crores

Inflation rate	Increase/decrease by 0.25%	Increase/decrease by ₹3,997.38 crores	Increase/decrease by ₹113.96 crores

Mortality rate	Increase/decrease by 1 year	Increase/decrease by ₹2,314.27 crores	Increase/decrease by ₹61.36 crores

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the April 5, 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at March 31, 2017, there is no additional liability; however, following the changes to the defined benefit schemes’ rules in April 2017, an additional obligation may arise in the future. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with prior expectation for 2016-18 and then increase to ₹508.45 crores per annum to March 2025.

The average duration of the benefit obligation as at March 31, 2017 is 21.60 years (2016: 20.5 years, 2015: 23.5 years).

On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the defined benefit scheme rules were to be amended with effect from April 6, 2017 so that, amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, a past service credit of approximately GBP 437 million (₹3,536.14 crores) has arisen and will be recognised in quarter ended June 30, 2017.

Excluding this past service credit but allowing for the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2018 is ₹2,182.81 crores. The Company expects to pay ₹2,647.43 crores to its defined benefit schemes in the year ended March 31, 2018.

DEFINED CONTRIBUTION PLAN

The Company’s contribution to defined contribution plans aggregated ₹754.95 crores, ₹676.85 crores for years ended March 31, 2017 and 2016, respectively.

F-268

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

37.	Commitments and contingencies

In the ordinary course of business, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel, wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Company provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. The Company believes that none of the contingencies described below would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

The Company is involved in legal proceedings, both as plaintiff and as defendant. There are claims which the Company does not believe to be of material nature, other than those described below.

Income Tax

The Company has ongoing disputes with Income Tax Authorities relating to tax treatment of certain items. These mainly include disallowed expenses, the tax treatment of certain expenses claimed by the Company as deductions and the computation of, or eligibility of, the Company’s use of certain tax incentives or allowances.

Most of these disputes and/or disallowances, being repetitive in nature, have been raised by the income tax authorities consistently in most of the years.

The Company has a right of appeal to the Commissioner of Income Tax (Appeals), or CIT (A), the Dispute Resolution Panel, or DRP, and to the Income Tax Appellate Tribunal, or ITAT, against adverse decisions by the assessing officer, DRP or CIT (A), as applicable. The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT (A) or DRP. The Company has a further right of appeal to the High Court of Bombay or Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal.

As at March 31, 2017, there are matters and/or disputes pending in appeal amounting to ₹158.61 crores, which includes ₹2.18 crores in respect of equity accounted investees (₹134.08 crores, which includes ₹7.47 crores in respect of equity accounted investees as at March 31, 2016 and ₹134.55 crores, which includes ₹15.70 crores in respect of equity accounted investees as at April 1, 2015).

Customs, Excise Duty and Service Tax

As at March 31, 2017, there was pending litigation for various matters relating to customs, excise duty and service taxes involving demands, including interest and penalties, of ₹1,464.22 crores, which includes ₹5.99 crores in respect of equity accounted investees (₹1,421.88 crores, which includes ₹6.63 crores in respect of equity accounted investees, as at March 31, 2016 and ₹1465.10 crores, which includes ₹6.14 crores in respect of equity accounted investees, as at April 1, 2015). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than ₹20 crores are as follows:

As at March 31, 2017, the Excise Authorities had denied a CENVAT credit of ₹29.43 crores and imposed a penalty of ₹Nil for the period between April 2011 to September 2012 (₹52.41 crores and a ₹23.00 crores CENVAT credit and penalty, respectively, as at March 31, 2016 and ₹52.41 crores and a ₹23.00 crores CENVAT credit and penalty, respectively, as at April 1, 2015) in respect of consulting engineering services alleged to have been used exclusively for producing prototypes at the Engineering Research Centre, in Pune. The contention of the Excise Authorities is that since the Company claims exemptions from CENVAT under Notification No. 167/71-CE, dated September 11, 1971, the Company is not entitled to avail service tax credits on consulting engineering services used in the Engineering Research Centre. The matter is being contested by the Company before the appellate authorities. The Company believes it has a merit in its case, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of the assessable value of final products manufactured by the Company on which CENVAT is paid.

The Excise Authorities have raised a demand for ₹90.72 crores as at March 31, 2017 (₹90.72 crores as at March 31, 2016 and ₹90.72 crores as at April 1, 2015), on account of alleged undervaluation’s of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the High Court of Bombay.

As at March 31, 2017, the Excise Authorities have raised a demand and penalty of ₹218.23 crores, (₹198.56 crores as at March 31, 2016 and ₹187.60 crores as at April 1, 2015), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of ₹24.96 crores (₹22.74 crores as at March 31, 2016 and ₹83.67 crores as at April 1, 2015) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2017, the Excise Authorities had levied penalties and interest amounting to ₹679.88 crores (₹679.88 crores as at March 31, 2016 and ₹679.88 crores as at April 1, 2015) with respect to CENVAT credit claimed by the Company from March 2010 to November 2012, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2017, the Excise Authorities have raised a demand amounting to ₹29.54 crores (₹29.54 crores as at March 31, 2016 and ₹29.54 crores as at April 1, 2015) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on certain of the Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal.

As at March 31, 2017, the Excise Authorities have raised a demand amounting to ₹Nil (₹21.89 crores as at March 31, 2016 and ₹21.89 crores as at April 1, 2015) with respect to customs duties on dies and fixtures imported under the EPCG Scheme and, in the case of the fixtures, are installed at premises of a vendor. The Tribunal has rejected the stay application filed by the department. The department has further filed an appeal with CESTAT.

As at March 31, 2017, the Excise Authorities have raised demand amounting to ₹34.68 crores (₹14.73 crores as at March 31, 2016 and ₹12.70 crores as at April 1, 2015) with respect to denial of CENVAT credit on service tax availed on freight outward and courier services. The Company asserts that since freight forms part of the services on which the taxes have been paid, CENVAT credit can be availed. The Excise Authorities have raised show cause notice which is being contested.

F-269

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to ₹1,057.93 crores, which includes ₹11.54 crores in respect of equity accounted investees as at March 31, 2017 (₹1,251.38 crores, which includes ₹22.79 crores in respect of equity accounted investees, as at March 31, 2016 and ₹993.15 crores, which includes ₹22.65 crores in respect of equity accounted investees, as at April 1, 2015). The details of the demands for more than ₹20 crores are as follows:

The Sales Tax Authorities have raised demand of ₹208.59 crores (₹403.38 crores as at March 31, 2016 and ₹120.12 crores as at April 1, 2015) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

In some of the states in India, the Sales Tax Authorities have raised disputes totaling up to ₹40.80 crores as at March 31, 2017 (₹41.10 crores as at March 31, 2016 and ₹41.10 crores as at April 1, 2015), treating the stock transfers of vehicles from the Company’s manufacturing plants to regional sales offices and the transfers between two regional sales offices as sales liable for levy of sales tax. The Company is contesting this issue.

The Sales Tax Authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to ₹305.46 crores as at March 31, 2017 (₹330.17 crores as at March 31, 2016 and ₹366.45 crores as at April 1, 2015). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

Sales tax demand aggregating ₹258.35 crores as at March 31, 2017 (₹252.66 crores as at March 31, 2016 and ₹258.40 crores as at April 1, 2015) has been raised by Sales Tax Authorities disallowing the concessional rate of 2% on certain purchases of raw materials in case the final product is stock transferred for sale outside the state. The matter is pending with various authorities.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to ₹300.01 crores, which includes ₹1.76 crores in respect of equity accounted investees as at March 31, 2017 (₹339.41 crores, which includes ₹1.59 crores in respect of equity accounted investees, as at March 31, 2016 and ₹385.09 crores, which includes ₹1.15 crores in respect of equity accounted investees, as at April 1, 2015). Following are the cases involving more than ₹20 crores:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating ₹61.65 crores as at March 31, 2017 (₹61.65 crores as at March 31, 2016 and ₹61.65 crores as at April 1, 2015) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As at March 31, 2017, property tax amounting to ₹53.70 crores (₹50.56 crores as at March 31, 2016 and ₹49.10 crores as at April 1, 2015) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2017, a penalty of ₹20.31 crores (₹20.31 crores as at March 31, 2016 and ₹56.21 crores as at April 1, 2015) is likely to be imposed relating to a matter of regularization of construction of certain buildings in respect of which approvals from appropriate authorities are awaited. However, as the buildings were constructed as per the applicable development rules, the Company believes it will be possible to get the waiver of the same.

As at March 31, 2017, Sales tax / VAT amounting to ₹29.95 crores (₹24.10 crores as at March 31, 2016 and ₹15.10 crores as at April 1, 2015) has been demanded by local authorities on dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court.

As at March 31, 2017, bonus payable to employees amounting to ₹12.13 crores (₹34.84 crores as at March 31, 2016 and ₹nil as at April 1, 2015) is due, as a result of retrospective amendment to the notification dated January 1, 2016. Similar cases contesting the retrospective applicability of the said notification is pending in the High Courts of Kerala, Karnataka, Tamil Nadu and Gujarat state.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to ₹19,610.93 crores, which includes ₹1,403.80 crores in respect of equity accounted investees as at March 31, 2017 (₹10,838.44 crores, which includes ₹1,002.09 crores in respect of equity accounted investees, as at March 31, 2016 and ₹8,929.10 crores, which includes ₹184.80 crores in respect of equity accounted investees, as at April 1, 2015), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to ₹640.21 crores as at March 31, 2017, (₹250.61 crores as at March 31, 2016 and ₹251.65 crores as at April 1, 2015), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute ₹3,295.60 crores as at March 31, 2017 (₹3,593.00 crores as at March 31, 2016 and ₹3,528.20 crores as at April 1, 2015) towards its share in the capital of the joint venture of which ₹2,707.10 crores (₹2,951.40 crores as at March 31, 2016 and ₹2,898.20 crores as at April 1, 2015) has been contributed as at March 31, 2017. As at March 31, 2017, the Company has an outstanding commitment of ₹588.50 crores (₹641.60 crores as at March 31, 2016 and ₹630.00 crores as at April 1, 2015).

The Company has contractual obligation towards Purchase Commitment for ₹12,186.90 crores (₹19,743.80 crores as on March 31, 2016 and ₹9,127.77 crores as on April 1, 2015).

F-270

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

38.	Capital Management

The Company’s capital management is intended to create value for shareholders by facilitating the meeting of long-term and short-term goals of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through equity, convertible and non-convertible debt securities, senior notes and other long-term/short-term borrowings. The Company’s policy is aimed at combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term borrowings as disclosed in notes 24, 25 and 27 to the consolidated financial statements. Equity comprises all components excluding (profit)/loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	(₹ in crores)
	As at March 31,
	2017	2016
Equity*	81,808.56	80,857.07
Short-term borrowings and current portion of long-term borrowings	17,974.80	18,849.57
Long-term borrowings	60,629.18	50,510.39

Total borrowings	78,603.98	69,359.96

Total capital (Debt + Equity)	160,412.54	150,217.03

*	Details of equity:

	As at March 31,
	2017	2016
Total equity as reported in balance sheet	58,515.06	79,385.25
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited	5,300.13	(4,652.20)
- Non-controlling interests	7.52	(23.43)
Hedging reserve	17,985.85	6,147.45

Equity as reported above	81,808.56	80,857.07

F-271

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

39.	Disclosure on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2017.

	(₹ in crores)
	Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Financial assets
(a) Other investments - non-current	—	630.27	56.61	3.88	—	—	690.76	690.76
(b) Investments - current	—	—	3,040.94	12,000.21	—	—	15,041.15	15,041.15
(c) Trade receivables	14,075.55	—	—	—	—	—	14,075.55	14,075.55
(d) Cash and cash equivalents	13,986.76	—	—	—	—	—	13,986.76	13,986.76
(e) Other bank balances	22,091.12	—	—	—	—	—	22,091.12	22,091.12
(f ) Loans and advances - non-current	753.66	—	—	—	—	—	753.66	753.66
(g) Loans and advances - current	710.45	—	—	—	—	—	710.45	710.45
(h) Finance receivable - current	6,810.12	—	—	—	—	—	6,810.12	6,810.12
(i) Finance receivable - non-current	10,753.13	—	—	—	—	—	10,753.13	10,718.92
(j) Other financial assets - non-current	135.78	—	—	—	1,156.97	1,618.37	2,911.12	2,911.12
(k) Other financial assets - current	45.76	—	—	—	424.00	1,086.18	1,555.94	1,555.94

Total	69,362.33	630.27	3,097.55	12,004.09	1,580.97	2,704.55	89,379.76	89,345.55

	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
Financial liabilities
(a) Long-term borrowings (including current maturities of long-term borrowings) (note below)	—	—	64,744.04	64,744.04	66,339.97
(b) Short-term borrowings	—	—	13,859.94	13,859.94	13,859.94
(c) Trade payables	—	—	57,698.33	57,698.33	57,698.33
(d) Acceptances	—	—	4,834.24	4,834.24	4,834.24
(e) Other financial liabilities - non-current	1,169.84	10,089.73	150.01	11,409.58	11,409.58
(f ) Other financial liabilities - current	3,541.10	10,716.85	7,262.02	21,519.97	21,519.97

Total	4,710.94	20,806.58	148,548.58	174,066.10	175,662.03

Note:

Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to ₹7,782 crores (USD 1200 million)

F-272

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2016.

	(₹ in crores)
	Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Financial assets
(a) Other investments - non-current	—	584.25	181.93	3.85	—	—	770.03	770.03
(b) Investments - current	—	—	1,889.36	17,343.68	—	—	19,233.04	19,233.04
(c) Trade receivables	13,570.91	—	—	—	—	—	13,570.91	13,570.91
(d) Cash and cash equivalents	17,153.61	—	—	—	—	—	17,153.61	17,153.61
(e) Other bank balances	13,306.79	—	—	—	—	—	13,306.79	13,306.79
(f ) Loans and advances - non-current	503.88	—	—	—	—	—	503.88	503.88
(g) Loans and advances - current	1,117.10	—	—	—	—	—	1,117.10	1,117.10
(h) Finance receivable - current	6,079.92	—	—	—	—	—	6,079.92	6,079.92
(i) Finance receivable - non-current	9,671.55	—	—	—	—	—	9,671.55	9,750.22
(j) Other financial assets - non-current	234.25	—	—	—	221.52	1,369.74	1,825.51	1,825.51
(k) Other financial assets - current	78.45	—	—	—	240.66	516.62	835.73	835.73

Total	61,716.46	584.25	2,071.29	17,347.53	462.18	1,886.36	84,068.07	84,146.74

	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
Financial liabilities
(a) Long-term borrowings (including current maturities of long-term borrowings)	—	—	57,909.18	57,909.18	58,848.50
(b) Short-term borrowings	—	—	11,450.78	11,450.78	11,450.78
(c) Trade payables	—	—	57,580.46	57,580.46	57,580.46
(d) Acceptances	—	—	3,981.33	3,981.33	3,981.33
(e) Other financial liabilities - non-current	1,973.06	5,771.05	199.63	7,943.74	7,953.97
(f ) Other financial liabilities - current	1,748.82	4,733.48	7,400.51	13,882.81	13,882.81

Total	3,721.88	10,504.53	138,521.89	152,748.30	153,697.85

F-273

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at April 01, 2015.

	(₹ in crores)
	Cash and other financial assets at amortised cost	Investments - FVTOCI	Investments - FVTPL	Investments - Amortised cost	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Financial assets
(a) Other investments - non-current	—	583.82	181.53	3.50	—	—	768.85	768.85
(b) Investments - current	—	4.68	433.89	13,636.21	—	—	14,074.78	14,074.78
(c) Trade receivables	12,972.80	—	—	—	—	—	12,972.80	12,972.80
(d) Cash and cash equivalents	19,743.09	—	—	—	—	—	19,743.09	19,743.09
(e) Other bank balances	10,668.84	—	—	—	—	—	10,668.84	10,668.84
(f ) Loans and advances - non-current	496.71	—	—	—	—	—	496.71	496.71
(g) Loans and advances - current	779.78	—	—	—	—	—	779.78	779.78
(h) Finance receivable - current	4,959.45	—	—	—	—	—	4,959.45	4,959.45
(i) Finance receivable - non-current	9,606.60	—	—	—	—	—	9,606.60	9,456.31
(j) Other financial assets - non-current	386.56	—	—	—	104.84	156.24	647.64	647.64
(k) Other financial assets - current	17.12	—	—	—	129.71	1,542.97	1,689.80	1,689.80

Total	59,630.95	588.50	615.42	13,639.71	234.55	1,699.21	76,408.34	76,258.05

	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
Financial liabilities
(a) Long-term borrowings (including current maturities of long-term borrowings)	—	—	59,556.18	59,556.18	61,006.55
(b) Short-term borrowings	—	—	13,154.68	13,154.68	13,154.68
(c) Trade payables	—	—	52,094.70	52,094.70	52,094.70
(d) Acceptances	—	—	4,076.75	4,076.75	4,076.75
(e) Other financial liabilities - non-current	3,017.22	4,704.72	272.91	7,994.85	8,016.97
(f ) Other financial liabilities - current	1,219.82	5,226.13	7,778.02	14,223.97	14,223.97

Total	4,237.04	9,930.85	136,933.24	151,101.13	152,573.62

F-274

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e; as prices) or indirectly (i.e; derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

	(₹ in crores)
		As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	3,326.32	—	401.50	3,727.82
(b) Derivative assets	—	4,285.52	—	4,285.52

Total	3,326.32	4,285.52	401.50	8,013.34
Financial liabilities measured at fair value
(a) Derivative liabilities	—	25,517.52	—	25,517.52

Total	—	25,517.52	—	25,517.52

		As at March 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	2,099.85	—	555.69	2,655.54
(b) Derivative assets	—	2,348.54	—	2,348.54

Total	2,099.85	2,348.54	555.69	5,004.08
Financial liabilities measured at fair value
(a) Derivative liabilities	—	14,226.41	—	14,226.41

Total	—	14,226.41	—	14,226.41

		As at April 1, 2015
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
(a) Investments	642.97	—	560.95	1,203.92
(b) Derivative assets	—	1,933.76	—	1,933.76

Total	642.97	1,933.76	560.95	3,137.68
Financial liabilities measured at fair value
(a) Derivative liabilities	—	14,167.89	—	14,167.89

Total	—	14,167.89	—	14,167.89

There have been no transfers between level 1 and level 2 for the year ended March 31, 2017 and 2016, April 1, 2015.

F-275

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	(₹ in crores)
		As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	12,000.21	—	3.88	12004.09
(b) Finance receivables	—	—	17,529.04	17,529.04

Total	12,000.21	—	17,532.92	29,533.13

Financial liabilities not measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowings)	35,323.52	31,016.45	—	66,339.97
(b) Short-term borrowings	—	13,859.94	—	13,859.94

Total	35,323.52	44,876.39	—	80,199.91

		As at March 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	17,343.68	—	3.85	17,347.53
(b) Finance receivables	—	—	15,830.14	15,830.14

Total	17,343.68	—	15,833.99	33,177.67

Financial liabilities not measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowings)	30,123.46	28,725.04	—	58,848.50
(b) Short-term borrowings	—	11,450.78	—	11,450.78

Total	30,123.46	40,175.82	—	70,299.28

		As at April 1, 2015
	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
(a) Investments	13,636.21	—	3.50	13,639.71
(b) Finance receivables	—	—	14,415.76	14,415.76

Total	13,636.21	—	14,419.26	28,055.47

Financial liabilities not measured at fair value
(a) Long-term borrowings (including current maturities of long term borrowings)	31,169.68	29,836.87	—	61,006.55
(b) Short-term borrowings	—	13,154.68	—	13,154.68

Total	31,169.68	42,991.55	—	74,161.23

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2017, 2016 and April 1, 2015. As unobservable inputs are applied, finance receivables are classified in Level 3.

The fair value of borrowings which have a quoted market price in an active market is based on its market price and for other borrowings the fair value is estimated by discounting expected future cash flows, using a discount rate equivalent to the risk-free rate of return, adjusted for the credit spread considered by the lenders for instruments of the similar maturity.

Costs of certain unquoted equity instruments has been considered as an appropriate estimate of fair value because of a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of Ind AS 109, the Company has chosen to designate these investments in equity instruments as at FVTOCI as the directors believe that this provides a more meaningful presentation for medium or long-term strategic investments, than reflecting changes in fair value immediately in profit or loss.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realized or paid in sale transactions as of respective dates. As such, the fair value of the financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

F-276

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognized amounts and the Company intends to either settle on a net basis, or to realise the asset and settle the liability, simultaneously.

Certain derivative financial assets and financial liabilities are subject to master netting arrangements, whereby in the case of insolvency, derivative financial assets and financial liabilities will be settled on a net basis.

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2017:

	(₹ in crores)
	Gross amount recognized	Gross amount recognized as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
				Financial instruments	Cash collateral
Financial assets
(a) Derivative financial instruments	4,285.52	—	4,285.52	(3,402.13)	—	883.39
(b) Trade receivables	14,103.26	(27.71)	14,075.55	—	—	14,075.55
(c) Cash and cash equivalents	14,237.61	(250.85)	13,986.76	—	—	13,986.76

Total	32,626.39	(278.56)	32,347.83	(3,402.13)	—	28,945.70

Financial liabilities
(a) Derivative financial instruments	25,517.52	—	25,517.52	(3,402.13)	—	22,115.39
(b) Accounts payable	57,726.04	(27.71)	57,698.33	—	—	57,698.33
(c) Short-term borrowings/Current maturities of long-term borrowings	18,225.65	(250.85)	17,974.80	—	—	17,974.80

Total	101,469.21	(278.56)	101,190.65	(3,402.13)	—	97,788.52

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2016:
	Gross amount recognized	Gross amount recognized as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
				Financial instruments	Cash collateral
Financial assets
(a) Derivative financial instruments	2,348.54		2,348.54	(2,173.24)	—	175.30
(b) Trade receivables	13,609.66	(38.75)	13,570.91	—	—	13,570.91
(c) Cash and cash equivalents	18,184.49	(1,030.88)	17,153.61	—	—	17,153.61

Total	34,142.69	(1,069.63)	33,073.06	(2,173.24)	—	30,899.82

Financial liabilities
(a) Derivative financial instruments	14,226.41	—	14,226.41	(2,173.24)	—	12,053.17
(b) Accounts payable	57,619.21	(38.75)	57,580.46	—	—	57,580.46
(c) Short-term borrowings/Current maturities of long-term borrowings	19,880.45	(1,030.88)	18,849.57	—	—	18,849.57

Total	91,726.07	(1,069.63)	90,656.44	(2,173.24)	—	88,483.20

F-277

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at April 1, 2015:

	(₹ in crores)
	Gross amount recognized	Gross amount recognized as set off in the balance sheet	Net amount presented in the balance sheet	Amounts subject to an enforceable master netting arrangement		Net amount after offsetting
				Financial instruments	Cash collateral
Financial assets
(a) Derivative financial instruments	1,933.76	—	1,933.76	(1,830.49)	—	103.27
(b) Trade receivables	13,019.23	(46.43)	12,972.80	—	—	12,972.80
(c) Cash and cash equivalents	20,602.86	(859.77)	19,743.09	—	—	19,743.09

Total	35,555.85	(906.20)	34,649.65	(1,830.49)	—	32,819.16

Financial liabilities
(a) Derivative financial instruments	14,167.89	—	14,167.89	(1,830.49)	—	12,337.40
(b) Accounts payable	52,141.13	(46.43)	52,094.70	—	—	52,094.70
(c) Short-term borrowings/Current maturities of long-term borrowings	18,963.49	(859.77)	18,103.72	—	—	18,103.72

Total	85,272.51	(906.20)	84,366.31	(1,830.49)	—	82,535.82

(b)	Transfer of financial assets

The Company transfers finance receivables in securitization transactions and direct assignments. In such transactions the Company surrenders control over the receivables, though it continues to act as an agent for the collection of receivables. In most of these transactions, the Company also provides credit enhancements to the transferee. Because of the existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement, even if it does not collect the equivalent amounts from the original asset and continues to retain substantially all risks and rewards associated with the receivables, and hence, such transfer or assignment does not meet the derecognition criteria resulting into the transfer not being recorded as sale. Consequently, the proceeds received from the transfer are recorded as collateralized debt obligation.

Further, the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, due to the recourse arrangement in place. Consequently the proceeds received from transfer are recorded as loans from banks / financial institutions and classified under short-term borrowings.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,						As at April 1,
	2017			2016			2015
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities	Carrying amount of asset sold		Carrying amount of associated liabilities	Carrying amount of asset sold		Carrying amount of associated liabilities
(a) Trade receivables	1,494.87		1,494.87	1,514.35		1,514.35	1,715.43		1,715.43
(b) Finance receivables	1,004.38	[1]	1,027.12	35.51	[1]	40.07	583.33	[1]	616.80

[1]	Net of provision of ₹29.00 crores, ₹9.43 crores and ₹113.72 crores as at March 31, 2017, 2016 and April 1, 2015, respectively.

F-278

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(c)	Cash flow hedges

As at March 31, 2017, the Company and its subsidiaries have a number of cash flow hedging instruments in a hedging relationship. The Company and its subsidiaries uses both U.S. dollar/Pounds sterling forward and option contracts, U.S. dollar/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. The Company and its subsidiaries have designated some of its U.S. dollar denominated bonds as cash flow hedging instruments of foreign currency risk arising from future anticipated sales. Cash flow hedges are expected to be recognized in profit or loss during the years ending March 31, 2018 to 2022.

The Company and its subsidiaries also have a number of foreign currency derivative contracts, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of Ind AS 109, hence the change in fair value is recognized immediately in the Statement of Profit and Loss.

Options are designated on spot basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognised in Cost of Hedge reserve. Cross currency basis spread arising from forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of forward exchange contracts attributable to cross currency basis spread are recognised in the Statement of Profit and Loss.

Changes in fair value of foreign currency derivatives and bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in Statement of Profit and Loss.

Accordingly, the fair value change arising from foreign currency derivatives and bonds, designated as cash flow hedges of future anticipated sales (net loss) of ₹25,861.67 crores, (net loss) ₹4,006.35 crores, was recognized in other comprehensive income during the years ended March 31, 2017 and March 31, 2016, respectively. Amounts reclassified from hedging reserve of (net loss) ₹9,928.70 crores and (net gain) ₹1,365.57 crores during the years ended March 31, 2017 and 2016, respectively, have been recognised as revenue in the Statement of Profit and Loss.

The Company and its subsidiaries have entered into forward exchange contracts and foreign currency options to hedge the exchange rate risk arising from future anticipated purchase of raw materials which are designated as cash flow hedges. The fair value change (net gain) of ₹2,026.77 crores and (net gain) of ₹2,430.04 crores was recognised in other comprehensive income during the year ended March 31, 2017 and 2016 respectively.

Amounts recycled from hedging reserve of (net gain) of ₹1,020.39 crores and (net loss) of ₹1,902.67 crores was recognized in inventory during the year ended March 31, 2017 and March 31, 2016 respectively in the Balance Sheet.

Changes in fair value attributable to cross currency basis spread in forwards of ₹231.78 crores (net loss) and ₹102.93 crores (net loss) during the years ended March 31, 2017 and 2016, respectively, have been classified as foreign exchange gain/loss in the statement of profit and loss. Amounts reclassified from hedging reserve, where forecast sales are no longer expected to occur, amounts to net loss of ₹367.31 crores and net loss of ₹19.72 crores during the years ended March 31, 2017 and 2016, respectively, have been classified as foreign exchange gain/loss in the Statement of Profit and Loss.

Changes in fair value of foreign currency derivatives not hedge accounted of ₹2,041.94 crores (net loss) and ₹571.27 crores (net gain) during the years ended March 31, 2017 and 2016, respectively, have been classified as foreign exchange gain/loss in the Statement of Profit and Loss.

F-279

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(d)	Financial risk management

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity prices, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The Company has a risk management policy which not only covers the foreign exchange risks but also other risks associated with the financial assets and liabilities such as interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

•	Create a stable business planning environment by reducing the impact of currency and interest rate fluctuations on the Company’s business plan.

•	Achieve greater predictability to earnings by determining the financial value of the expected earnings in advance.

(i)	Market risk

Market risk is the risk of any loss in future earnings, in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

(i)	- (a) Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the Statement of Profit and Loss and equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in U.S. dollar, Chinese renminbi, Japanese yen, Singapore dollar and Euro, against the respective functional currencies of Tata Motors Limited and its subsidiaries.

The Company, as per its risk management policy, uses foreign exchange and other derivative instruments primarily to hedge foreign exchange and interest rate exposure. Furthermore, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues from its international operations. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing the Company’s capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in accordance with its risk management policies.

The foreign exchange rate sensitivity is calculated for each currency by aggregation of the net foreign exchange rate exposure of a currency and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of each currency by 10%.

F-280

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following analysis is based on the gross exposure as of the relevant balance sheet dates, which could affect the Statement of Profit and Loss. There is no exposure to the Statement of Profit and Loss on account of translation of financial statements of consolidated foreign entities. Furthermore, the exposure as indicated below is mitigated by some of the derivative contracts entered into by the Company as disclosed at clause (iv) below.

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2017:

	(₹ in crores)
	U.S. dollar	Euro	Chinese Renminbi	Japanese Yen	Others [1]	Total
(a) Financial assets	10,498.74	9,862.42	4,000.96	127.98	4,432.32	28,922.42
(b) Financial liabilities	37,547.87	21,301.83	3,399.19	538.22	2,939.25	65,726.36

[1]	Others mainly include currencies such as the Russian rouble, Singapore dollar, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s profit/(loss) before tax by approximately ₹2,892.24 crores and ₹6,572.64 crores for financial assets and financial liabilities respectively for the year ended March 31, 2017.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2016:

	U.S. dollar	Euro	Chinese Renminbi	Japanese Yen	Others [2]	Total
(a) Financial assets	7,341.18	6,620.76	6,392.92	257.76	4,134.87	24,747.49
(b) Financial liabilities	36,779.68	16,536.28	5,450.94	616.39	2,789.65	62,172.94

[2]	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s profit/(loss) before tax by approximately ₹2,474.75 crores and ₹6,217.29 crores for financial assets and financial liabilities respectively for the year ended March 31, 2016.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at April 1, 2015:

	U.S. dollar	Euro	Chinese Renminbi	Singapore Dollar	Others [3]	Total
(a) Financial assets	8,950.83	4,544.11	6,860.78	197.79	3,854.21	24,407.72
(b) Financial liabilities	30,737.64	10,670.30	6,990.16	2,421.41	2,327.72	53,147.23

[3]	Others mainly include currencies such as the Russian rouble, Japanese yen, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s profit/(loss) before tax by approximately ₹2,440.77 crores and ₹5,314.72 crores for financial assets and financial liabilities respectively for the year ended March 31, 2015.

(Note: The impact is indicated on the income/loss before tax basis)

F-281

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(i)	- (b) Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the Company’s cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like short term non-convertible bonds and short term loans.

In its financing business, the Company enters into transactions with customers which primarily result in receivables at fixed rates. In order to manage this risk, the Company has a policy to match funding in terms of maturities and interest rates and also for certain part of the portfolio, the Company does not match funding with maturities, in order to take advantage of market opportunities.

The Company also enters into arrangements of securitization of receivables in order to reduce the impact of interest rate movements. Further, Company also enters in to interest rate swap contract with banks to manage its interest rate risk.

As at March 31, 2017, 2016 and April 1, 2015, financial liability of ₹18,928.36 crores, ₹22,117.12 crores and ₹21,583.07 crores respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of profit/(loss) before tax of ₹189.28 crores and ₹221.17 crores on income for the year ended March 31, 2017 and 2016 respectively.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

(i)	- (c) Equity price risk

Equity price risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments measured at fair value through other comprehensive income exposes the Company to equity price risks. These investments are subject to changes in the market price of securities. The fair value of Company’s investment in quoted equity securities as at March 31, 2017 and 2016, was ₹260.29 crores and ₹210.50 crores, respectively. A 10% change in equity prices as at March 31, 2017 and 2016, would result in an impact of ₹26.03 crores and ₹21.05 crores, respectively.

(Note: The impact is indicated on equity before consequential tax impact, if any).

F-282

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments classified as fair value through profit or loss, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was ₹88,716.87 crores as at March 31, 2017 and ₹83,443.73 crores as at March 31, 2016, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2017, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	(₹ in crores)
	As at March 31,								As at April 1,
	2017				2016				2015
	Gross	Allowance	Net		Gross	Allowance	Net		Gross	Allowance	Net
Trade receivables
Period (in months)
(a) Not due	11,943.87	(90.99)	11,852.88		11,048.06	(8.46)	11,039.60		11,416.65	(9.09)	11,407.56
(b) Overdue up to 3 months	1,771.82	(31.98)	1,739.84		2,268.93	(272.28)	1,996.65		1,090.00	(28.08)	1,061.92
(c) Overdue 3-6 months	185.93	(25.49)	160.44		420.99	(222.36)	198.63		258.22	(24.11)	234.11
(d) Overdue more than 6 months	1,551.37	(1,228.98)	322.39	[1]	1,107.22	(771.19)	336.03	[1]	983.63	(714.42)	269.21	[1]

Total	15,452.99	(1,377.44)	14,075.55		14,845.20	(1,274.29)	13,570.91		13,748.50	(775.70)	12,972.80

Trade receivables consist of a large number of various types of customers, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of these trade receivables and where appropriate, allowance for losses are provided. Further, the Company groups the trade receivables depending on the type of customers and accordingly credit risk is determined.

[1]

Trade receivables overdue more than six months include ₹212.29 crores as at March 31, 2017 (₹230.02 crores as at March 31, 2016 and ₹152.93 crores as at April 1, 2015) outstanding from state government organizations in India, which are considered recoverable.

	As at March 31,						As at April 1,
	2017			2016			2015
	Gross	Allowance	Net	Gross	Allowance	Net	Gross	Allowance	Net
Finance receivables [2]
Period (in months)
(a) Not due [3]	18,004.78	(1,604.08)	16,400.70	17,515.42	(2,774.06)	14,741.36	17,509.48	(3,988.89)	13,520.59
(b) Overdue up to 3 months	298.24	(20.39)	277.85	217.22	(24.21)	193.01	257.28	(46.44)	210.84
(c) Overdue more than 3 months	2,857.74	(1,973.04)	884.70	3,025.52	(2,208.42)	817.10	2,687.30	(1,852.68)	834.62

Total	21,160.76	(3,597.51)	17,563.25	20,758.16	(5,006.69)	15,751.47	20,454.06	(5,888.01)	14,566.05

[2]	Finance receivables originated in India.
[3]	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

F-283

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the non-convertible debentures (taken/issued by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2017:

		(₹ in crores)
		Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
Financial liabilities
(a)	Trade payables	57,698.33	57,698.33	—	—	—	57,698.33
(b)	Acceptances	4,834.24	4,834.24	—	—	—	4,834.24
(c)	Borrowings and interest thereon	79,547.22	21,733.53	13,055.95	39,614.01	19,358.94	93,762.43
(d)	Other financial liabilities	6,468.79	6,318.78	30.53	69.78	78.89	6,497.98
(e)	Derivative liabilities	25,517.52	15,791.87	10,470.86	6,052.83	1.15	32,316.71

	Total	174,066.10	106,376.75	23,557.34	45,736.62	19,438.98	195,109.69

Contractual maturities of borrowings includes cash flows relating to collateralized debt obligations. This represents the amount received against the transfer of finance receivables in securitization transactions and/or direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturities of such collateralized debt obligations are as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
Collateralized debt obligations	1,027.38	629.67	367.07	110.82	1,107.56

F-284

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2016:

		(₹ in crores)
		Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
Financial liabilities
(a)	Trade payables	57,580.46	57,580.46	—	—	—	57,580.46
(b)	Acceptances	3,981.33	3,981.33	—	—	—	3,981.33
(c)	Borrowings and interest thereon	70,330.36	22,295.86	6,566.36	32,659.96	23,117.45	84,639.63
(d)	Other financial liabilities	6,629.74	6,434.76	124.68	38.90	67.82	6,666.16
(e)	Derivative liabilities	14,226.41	7,048.99	6,662.57	4,392.17	7.29	18,111.02

	Total	1,52,748.30	97,341.40	13,353.61	37,091.03	23,192.56	1,70,978.60

Contractual maturities of borrowings includes cash flows relating to collateralized debt obligations. This represents the amount received against the transfer of finance receivables in securitization transactions and/or direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturities of such collateralized debt obligations are as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
Collateralized debt obligations	40.07	38.73	2.84	—	41.57

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of April 1, 2015:

		Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5th Year	Total contractual cash flows
Financial liabilities
(a)	Trade payables	52,094.70	52,094.70	—	—	—	52,094.70
(b)	Acceptances	4,076.75	4,076.75	—	—	—	4,076.75
(c)	Borrowings and interest thereon	73,740.39	22,164.53	11,345.45	32,046.48	25,421.74	90,978.20
(d)	Other financial liabilities	7,021.40	6,774.25	120.87	120.42	68.38	7,083.92
(e)	Derivative liabilities	14,167.89	6,967.44	5,703.53	4,945.34	12.91	17,629.22

	Total	1,51,101.13	92,077.67	17,169.85	37,112.24	25,503.03	1,71,862.79

Contractual maturities of borrowings includes cash flows relating to collateralized debt obligations. This represents the amount received against the transfer of finance receivables in securitization transactions and/or direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturities of such collateralized debt obligations are as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
Collateralized debt obligations	616.80	536.44	106.56	4.45	647.45

F-285

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Derivative financial instruments and risk management

The Company has entered into variety of foreign currency, interest rates and commodity forward contracts and options to manage its exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. These financial exposures are managed in accordance with the Company’s risk management policies and procedures.

The Company also enters into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on its fixed rate or variable rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks.

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

		(₹ in crores)
		As at March 31,		As at April 1,
		2017	2016	2015
(a)	Foreign currency forward exchange contracts and options	(21,685.18)	(10,798.79)	(11,839.38)
(b)	Commodity Derivatives	385.66	(962.81)	(389.01)
(c)	Others including interest rate and currency swaps	67.52	(116.27)	(5.74)

	Total	(21,232.00)	(11,877.87)	(12,234.13)

The gain/(loss) on commodity derivative contracts, recognized in the Statement of Profit and Loss was ₹918.40 crores and (₹1,155.53 crores) for the years ended March 31, 2017 and 2016 respectively.

In respect of the Company’s foreign currency forward and option contracts, a 10% appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of (₹13,011.69 crores)/(₹15,934.81 crores) in the Company’s hedging reserve and an approximate gain/(loss) of ₹816.50 crores/(₹1,172.08 crores) respectively, in the Company’s Statement of Profit and Loss for the year ended March 31, 2017 and March 31, 2016 respectively.

In respect of the Company’s foreign forward and option contracts, a 10% depreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of ₹12,194.42 crores/₹16,013.08 crores in the Company’s hedging reserve and an approximate gain/(loss) of (₹90.35 crores) and ₹961.11 crores respectively, in the Company’s Statement of Profit and Loss for the year ended March 31, 2017 and March 31, 2016 respectively.

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (₹461.24 crores)/₹461.24 crores and (₹496.35 crores)/₹496.35 crores in the Statement of Profit and Loss for the years ended March 31, 2017 and 2016 respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

F-286

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

40.	Disclosure on Financial instruments designated as hedging instrument in cashflow hedge

The details of cash flow hedges entered into by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flows arising from revenue and cost of materials is as follows:

Outstanding contracts	Average strike rate			Nominal amounts			Fair value
				£ in million			₹in crores
	As at March 31,		As at April 1,	As at March 31,		As at April 1,	As at March 31,		As at April 1,
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Fx Forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.667	0.657	0.643	2,767.7	3,458.5	2,920.3	(4,228.80)	(1,882.32)	(1,458.84)
Between 1-5 years	0.668	0.651	0.645	4,850.8	6,253.7	5,341.5	(6,228.30)	(3,341.79)	(2,180.87)
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.100	0.100	0.100	3,435.7	3,318.3	2,445.7	(3,874.38)	(1,962.50)	(1,593.82)
Between 1-5 years	0.102	0.099	0.099	4,132.3	4,400.8	3,700.8	(2,096.60)	(1,765.87)	(1,253.61)
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.795	0.794	0.818	1,574.1	1,502.7	1,807.7	977.50	38.18	(1,781.49)
Between 1-5 years	0.804	0.764	0.795	2,327.5	2,076.8	2,129.8	1,464.62	1,233.24	(1,158.38)
Cash flow hedges - Other
<1 year	0.002	0.002	0.003	1,675.7	1,370.1	1,056.4	(2,483.39)	(418.08)	1,150.99
Between 1-5 years	0.003	0.002	0.004	1,829.5	1,148.0	687.4	(1,459.77)	(526.90)	45.30
Fx Options
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.760	—	—	11.4	—	—	—	—	—
Between 1-5 years	0.728	—	—	127.4	—	—	5.66	—	—
Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.105	—	—	10.5	—	—	—	—	—
Between 1-5 years	0.103	—	—	10.3	—	—	1.62	—	—
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.956	—	—	186.5	—	—	(28.32)	—	—
Between 1-5 years	0.969	—	—	1,588.9	—	—	(158.60)	—	—
USD denominated Bonds
< 1 year
Between 1-5 years	0.803	—	—	963.0	—	—	(7,964.60)	—	—

F-287

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

41.	Segment reporting

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to assess performance.

The Company’s products mainly include Tata and other brand vehicles and Jaguar and Land Rover vehicles.

As at March 31, 2017, the automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

The segment information presented is in accordance with the accounting policies adopted for preparing the consolidated financial statements of the Company. Segment revenues, expenses and results include inter-segment transfers. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

F-288

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended/as at March 31, 2017						(₹ in crores)
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter-segment eliminations	Total
Revenues:
External revenue	56,292.59	2,16,388.82	—	2,72,681.41	1,810.71	—	2,74,492.12
Inter-segment/intra-segment revenue	156.19	—	(145.19)	11.00	1,373.35	(1,384.35)	—

Total revenues	56,448.78	2,16,388.82	(145.19)	2,72,692.41	3,184.06	(1,384.35)	2,74,492.12

Earnings before other income, finance cost and tax	207.05	15,117.07	—	15,324.12	471.90	(202.22)	15,593.80
Reconciliation to Profit before tax:
Other income							754.54
Finance costs							(4,238.01)
Foreign exchange (gain)/loss (net)							(3,910.10)
Exceptional items:
a) Employee separation cost							(67.61)
b) Others							1,182.17

Profit before tax							9,314.79

Depreciation and amortisation expense	3,157.71	14,650.51	—	17,808.22	96.77	—	17,904.99
Capital expenditure	4,018.58	27,783.03	—	31,801.61	124.12	(174.99)	31,750.74
Share of profit/(loss) of equity accounted investees (net)	25.21	1,384.37	—	1,409.58	83.42	—	1,493.00
Segment assets	64,890.05	1,54,654.50	—	2,19,544.55	2,205.13	(1,023.72)	2,20,725.96
Investment in equity accounted investees	377.31	3,835.72	—	4,213.03	392.98	—	4,606.01
Reconciliation to total assets:
Other investments							15,731.91
Current and non-current tax assets (net)							1,195.67
Deferred tax assets (net)							4,457.34
Other unallocated financial assets [2]							27,037.47

Total assets							2,73,754.36

Segment liabilities	17,548.81	89,478.99	—	1,07,027.80	747.75	(250.44)	1,07,525.11
Reconciliation to total liabilities:
Borrowings							78,603.98
Current tax liabilities (net)							1,392.58
Deferred tax liabilities (net)							1,174.00
Other unallocated financial liabilities [3]							26,543.63

Total liabilities							2,15,239.30

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

F-289

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended/as at March 31, 2016						(₹ in crores)

	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter-segment eliminations	Total
Revenues:
External revenue	53,386.49	2,22,822.93	—	2,76,209.42	1,451.17	—	2,77,660.59
Inter-segment/intra-segment revenue	76.03	—	(63.78)	12.25	1,502.72	(1,514.97)	—

Total revenues	53,462.52	2,22,822.93	(63.78)	2,76,221.67	2,953.89	(1,514.97)	2,77,660.59

Earnings before other income, finance cost and tax	2,188.15	19,056.29	—	21,244.44	436.24	(83.95)	21,596.73
Reconciliation to Profit before tax:
Other income							885.35
Finance costs							(4,889.08)
Foreign exchange (gain)/loss (net)							(1,616.88)
Exceptional items:
a) Employee separation cost							(32.72)
b) Others							(1,817.63)

Profit before tax							14,125.77

Depreciation and amortisation expense	2,527.52	14,100.10	—	16,627.62	83.16	—	16,710.78
Capital expenditure	3,681.61	27,616.04	—	31,297.65	211.54	(83.80)	31,425.39
Share of profit/(loss) of equity accounted investees (net)	20.67	598.71	—	619.38	(41.91)	—	577.47
Segment assets	60,550.01	1,59,802.80	(10.00)	2,20,342.81	2,286.84	(939.31)	2,21,690.34
Investment in equity accounted investees	373.05	3,238.07	—	3,611.12	152.83	—	3,763.95
Reconciliation to total assets:
Other investments							20,003.07
Current and non-current tax assets (net)							1,412.56
Deferred tax assets (net)							3,957.03
Other unallocated financial assets[2]							16,314.20

Total assets							2,67,141.15

Segment liabilities	14,333.95	82,957.43	(10.00)	97,281.38	828.45	(278.59)	97,831.24
Reconciliation to total liabilities:
Borrowings							69,359.96
Current tax liabilities (net)							723.53
Deferred tax liabilities (net)							4,474.78
Other unallocated financial liabilities[3]							15,366.39

Total liabilities							1,87,755.90

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

F-290

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended/as at April 1, 2015						(₹ in crores)

	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) [1]	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter-segment eliminations	Total
Segment assets	57,809.70	1,41,761.05	—	1,99,570.75	2,155.54	(1,087.00)	2,00,639.29
Investment in equity accounted investees	367.09	2,602.99	—	2,970.08	203.58	—	3,173.66
Reconciliation to total assets:
Other investments							14,843.63
Current and non-current tax assets (net)							1,159.53
Deferred tax assets (net)							4,049.41
Other unallocated financial assets[2]							14,278.20

Total assets							2,38,143.72

Segment liabilities	14,201.93	76,238.47	—	90,440.40	779.26	(280.89)	90,938.77
Reconciliation to total liabilities:
Borrowings							72,710.86
Current tax liabilities (net)							820.13
Deferred tax liabilities (net)							2,559.49
Other unallocated financial liabilities[3]							15,412.14

Total liabilities							1,82,441.39

[1]	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
[2]	Includes interest-bearing loans and deposits and accrued interest income.
[3]	Includes interest accrued and other interest bearing liabilities.

F-291

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

	(₹ in crores)
	Year ended March 31,
Net sales to external customers by geographic area by location of customers:	2017	2016
(a) India	47,101.21	46,027.25
(b) United States of America	42,935.31	43,809.17
(c) United Kingdom	50,588.18	46,209.94
(d) Rest of Europe	47,122.48	41,575.25
(e) China	41,369.40	48,760.19
(f) Rest of the World	45,375.54	51,278.79

Total	2,74,492.12	2,77,660.59

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:	As at March 31,		As at April 1,
	2017	2016	2015
(a) India	28,347.32	27,656.40	26,900.82
(b) United States of America	251.84	354.47	338.10
(c) United Kingdom	96,966.41	1,01,735.19	87,748.93
(d) Rest of Europe	1,306.66	278.63	120.61
(e) China	91.04	154.08	101.71
(f) Rest of the World	3,005.75	3,121.01	1,843.63

Total	1,29,969.02	1,33,299.78	1,17,053.80

		Year ended March 31,
Information about product revenues:		2017	2016
(a)	Tata and Fiat vehicles	48,069.14	46,347.41
(b)	Tata Daewoo commercial vehicles	5,793.30	4,783.94
(c)	Finance revenues	2,429.23	2,240.03
(d)	Jaguar Land Rover vehicles	2,16,388.82	2,22,822.93
(e)	Others	1,811.63	1,466.28

	Total	2,74,492.12	2,77,660.59

F-292

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

42.	Related-Party Transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products and services with its associates, joint operations and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2017:

	(₹ in crores)
	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Ltd, its subsidiaries and joint ventures	Total
Purchase of products	2,058.52	21.30	2,275.75	66.84	4,422.41
Sale of products	250.49	4,983.53	323.72	461.50	6,019.24
Services received	10.98	1,088.57	0.07	1,970.15	3,069.77
Services rendered	16.64	771.88	16.12	130.13	934.77
Bills discounted	—	—	—	3,202.77	3,202.77
Purchase of property, plant and equipment	13.79	—	—	0.11	13.90
Interest (income)/expense, dividend (income)/paid, (net)	(11.10)	(594.36)	(12.12)	64.26	(553.32)
Amounts receivable in respect of loans and interest thereon	—	—	—	9.33	9.33
Amounts payable in respect of loans and interest thereon	56.00	—	—	105.55	161.55
Trade and other receivables	49.52	565.86	—	160.01	775.39
Trade payables	39.76	22.63	123.96	471.11	657.46
Loans given/repaid	—	—	132.50	90.60	223.10
Loans taken/repaid	629.00	—	—	1,216.58	1,845.58
Conversion of Optionally Convertible Preference shares into Equity shares	160.00	—	—	—	160.00
Deposit given as security	—	—	—	3.00	3.00

F-293

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2016:

	(₹ in crores)
	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Ltd, its subsidiaries and joint ventures	Total
Purchase of products	1,768.73	—	2,781.45	67.40	4,617.58
Sale of products	212.38	3,105.15	597.12	756.68	4,671.33
Services received	9.64	842.70	0.12	1,850.36	2,702.82
Services rendered	21.85	626.35	7.97	112.31	768.48
Bills discounted	—	—	—	2,901.80	2,901.80
Sale of Investments	—	—	—	7.15	7.15
Purchase of property, plant and equipment	11.45	—	—	0.92	12.37
Interest (income)/expense, dividend (income)/paid, (net)	(11.98)	—	(14.33)	37.63	11.32
Amounts receivable in respect of loans and interest thereon	160.00	—	191.78	35.34	387.12
Amounts payable in respect of loans and interest thereon	27.00	—	—	106.17	133.17
Trade and other receivables	22.27	673.71	—	454.52	1,150.50
Trade payables	58.51	14.81	168.04	162.60	403.96
Loans given/repaid	—	—	—	125.00	125.00
Loans taken/repaid	345.00	—	—	918.13	1,263.13
Proceeds from issue of shares	—	—	—	1,966.76	1,966.76
Deposit given as security	—	—	—	3.00	3.00

The following table summarizes related-party balances included in the consolidated financial statements as at April 1, 2015:

	Associates and its subsidiaries	Joint ventures	Joint operations	Tata Sons Ltd, its subsidiaries and joint ventures	Total
Amounts receivable in respect of loans and interest thereon	25.66	—	183.97	100.64	310.27
Amounts payable in respect of loans and interest thereon	3.49	—	—	7.81	11.30
Trade and other receivables	15.22	436.18	—	159.58	610.98
Trade payables	76.49	4.65	143.68	335.87	560.69
Loans given/repaid	—	—	—	95.00	95.00
Loans taken/repaid	94.00	—	—	—	94.00
Purchase of unquoted equity shares	—	1,225.86	—	—	1,225.86
Purchase of Optionally Convertible Preference shares	160.00	—	—	—	160.00
Deposit given as security	—	—	—	3.00	3.00

Compensation of key management personnel:

	Year ended March 31,
	2017	2016
Short-term benefits^	69.31	55.78
Post-employment benefits*	18.47	11.20

^	Includes ₹8.08 crores (₹4.61 crores for the year 2015 -2016) of managerial remuneration which is subject to the approval of Central Government.
*	Excludes provision for encashable leave and gratuity for certain key management personnels as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2017		2016
Issue of shares pursuant to rights issue	—		0.08
Sale of products	0.81		1.10
Dividend Paid	—	**	—

**	amount less than ₹50,000/-

Refer	note 36 for information on transactions with post-employment benefit plans.

F-294

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

43. Earnings per Share (“EPS”)

			Year ended March 31,
			2017	2016
(a)	Profit after tax	₹ crores	7,454.36	11,579.31
(b)	The weighted average number of Ordinary shares for Basic EPS	Nos.	2,88,72,18,310	2,87,31,88,838
(c)	The weighted average number of ‘A’ Ordinary shares for Basic EPS	Nos.	50,84,83,714	50,60,63,234
(d)	The nominal value per share (Ordinary and ‘A’ Ordinary)	₹	2.00	2.00
(e)	Share of profit for Ordinary shares for Basic EPS	₹ crores	6,333.80	9,840.94
(f)	Share of profit for ‘A’ Ordinary shares for Basic EPS*	₹ crores	1,120.56	1,738.37
(g)	Earnings per Ordinary share (Basic)	₹	21.94	34.25
(h)	Earnings per ‘A’ Ordinary share (Basic)	₹	22.04	34.35
(i)	Profit after tax for Diluted EPS	₹ crores	7,454.36	11,579.31
(j)	The weighted average number of Ordinary shares for Basic EPS	Nos.	2,88,72,18,310	2,87,31,88,838
(k)	Add: Adjustment for Options relating to warrants and shares held in abeyance	Nos.	5,99,766	6,21,740
(l)	The weighted average number of Ordinary shares for Diluted EPS	Nos.	2,88,78,18,076	2,87,38,10,578
(m)	The weighted average number of ‘A’ Ordinary shares for Basic EPS	Nos.	50,84,83,714	50,60,63,234
(n)	Add: Adjustment for ‘A’ Ordinary shares held in abeyance	Nos.	2,52,396	2,57,050
(o)	The weighted average number of ‘A’ Ordinary shares for Diluted EPS	Nos.	50,87,36,110	50,63,20,284
(p)	Share of profit for Ordinary shares for Diluted EPS	₹ crores	6,333.52	9,840.50
(q)	Share of profit for ‘A’ Ordinary shares for Diluted EPS*	₹ crores	1,120.84	1,738.81
(r)	Earnings per Ordinary share (Diluted)	₹	21.93	34.24
(s)	Earnings per ‘A’ Ordinary share (Diluted)	₹	22.03	34.34

*	‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

F-295

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

44.	Additional information as required under Schedule III to the Companies Act, 2013, of enterprises consolidated as subsidiary / Associates / Joint Ventures

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of total comprehensive income	Total comprehensive income
Parent
Tata Motors Ltd	32.80%	20,553.79	-34.85%	(2,597.62)	-0.36%	98.68	12.49%	(2,498.94)
Subsidiaries
Indian
TAL Manufacturing Solutions Ltd	0.14%	85.35	0.16%	11.89	0.00%	0.55	-0.06%	12.44
TML Drivelines Ltd	1.30%	812.63	0.69%	51.19	0.00%	(1.27)	-0.25%	49.92
Concorde Motors (India) Ltd	0.20%	123.69	-0.60%	(44.91)	0.00%	(0.16)	0.23%	(45.07)
Sheba Properties Ltd	-0.49%	(308.97)	21.33%	1,590.01	-0.03%	8.98	-7.99%	1,598.99
Tata Technologies Ltd	1.20%	752.71	2.87%	214.05	0.01%	(3.39)	-1.05%	210.66
Tata Motors Insurance Broking & Advisory Services Ltd	0.04%	22.86	0.14%	10.50	0.00%	0.04	-0.05%	10.54
TML Distribution Company Ltd	0.49%	304.05	0.36%	26.83	0.00%	0.26	-0.14%	27.09
Tata Motors Finance Ltd	4.92%	3,081.42	-16.86%	(1,256.58)	0.00%	1.03	6.28%	(1,255.55)
Tata Motors Financial Solutions Ltd	1.93%	1,207.06	-6.33%	(471.61)	0.00%	(0.34)	2.36%	(471.95)
Tata Marcopolo Motors Ltd	0.18%	110.75	0.18%	13.45	0.00%	(0.43)	-0.07%	13.02
Jaguar Land Rover India Limited	0.41%	254.33	0.90%	67.09	0.00%	—	-0.34%	67.09
Foreign
Tata Daewoo Commercial Vehicle Co. Ltd	3.75%	2,347.61	3.90%	290.68	-0.11%	29.43	-1.60%	320.11
Tata Motors European Technical Centre Plc	0.49%	306.12	-0.65%	(48.66)	0.00%	—	0.24%	(48.66)
Tata Motors (SA) (Proprietary) Ltd	0.02%	11.42	0.01%	0.84	0.00%	0.45	-0.01%	1.29
Tata Motors (Thailand) Ltd	-0.61%	(379.84)	-1.36%	(101.70)	0.00%	0.80	0.50%	(100.90)
TML Holdings Pte Ltd, Singapore	16.29%	10,209.63	10.87%	810.59	0.00%	—	-4.05%	810.59
Tata Hispano Motors Carrocera S.A	-1.03%	(647.94)	-0.12%	(9.29)	-0.20%	53.92	-0.22%	44.63
Tata Hispano Motors Carroceries Maghreb	-0.04%	(22.46)	-0.10%	(7.43)	0.18%	(49.02)	0.28%	(56.45)
Trilix S.r.l	0.08%	52.08	0.20%	15.19	0.02%	(5.08)	-0.05%	10.11
Tata Precision Industries Pte Ltd	0.00%	0.93	0.00%	(0.07)	0.00%	(0.06)	0.00%	(0.13)
PT Tata Motors Indonesia	0.25%	158.40	-0.03%	(2.00)	0.00%	0.72	0.01%	(1.28)
INCAT International Plc	0.06%	39.01	-0.01%	(0.39)	0.03%	(7.03)	0.04%	(7.42)
Tata Technologies Inc	0.55%	344.89	0.21%	15.91	0.03%	(7.40)	-0.04%	8.51
INCAT Solutions of Canada Inc. (Liquidated w.e.f December 13, 2016)	0.00%	—	0.00%	—	-0.01%	1.77	-0.01%	1.77
Tata Technologies de Mexico, S.A. de C.V.	0.01%	5.62	0.03%	2.14	0.00%	(0.20)	-0.01%	1.94
Tata Technologies Europe Ltd	0.92%	573.78	1.47%	109.28	0.40%	(109.62)	0.00%	(0.34)
INCAT GmbH.	0.02%	15.10	0.00%	0.33	0.00%	(1.31)	0.00%	(0.98)
Tata Technologies (Thailand) Ltd	0.01%	7.23	0.00%	0.06	0.00%	(0.08)	0.00%	(0.02)
Tata Technologies Pte. Ltd	1.16%	725.17	-0.05%	(3.94)	0.06%	(15.34)	0.10%	(19.28)
Cambric Limited, Bahama	0.03%	19.20	-0.01%	(0.50)	0.00%	—	0.00%	(0.50)
Cambric UK Ltd.	0.00%	0.00	-0.05%	(3.68)	0.00%	(0.25)	0.02%	(3.93)
Cambric GmbH	0.00%	1.96	0.00%	0.14	0.00%	(0.12)	0.00%	0.02
Midwest Managed Services, Utah	0.00%	2.18	0.02%	1.48	0.00%	—	-0.01%	1.48
Tata Technologies SRL, Romania	0.03%	17.93	0.06%	4.22	0.00%	(1.37)	-0.01%	2.85
Cambric Manufacturing Technologies (Shanghai) Co. Ltd.	0.04%	25.56	0.27%	20.13	0.01%	(1.63)	-0.09%	18.50
Jaguar Land Rover Automotive Plc	25.65%	16,073.26	35.11%	2,616.96	0.00%	—	-13.08%	2,616.96
Jaguar Land Rover Limited	88.06%	55,183.97	106.17%	7,914.08	84.39%	(23,174.21)	76.28%	(15,260.13)
Jaguar Land Rover Holdings Limited (formerly known as Land Rover)	64.55%	40,450.88	26.21%	1,953.81	0.00%	—	-9.77%	1,953.81
JLR Nominee Company Limited (formerly known as Jaguar Land Rover Exports Ltd)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover North America, LLC	0.97%	607.95	2.32%	172.83	0.00%	(0.47)	-0.86%	172.36
Jaguar Land Rover Deutschland GmbH	0.90%	566.73	1.23%	91.65	0.00%	—	-0.46%	91.65
Jaguar Land Rover Austria GmbH	0.13%	79.86	0.18%	13.16	0.00%	—	-0.07%	13.16
Jaguar Land Rover Italia SpA	0.65%	409.90	1.33%	99.06	0.00%	—	-0.50%	99.06
Jaguar Land Rover Portugal-Veiculos e Pecas, Lda.	0.00%	(0.10)	0.06%	4.42	0.00%	—	-0.02%	4.42
Jaguar Land Rover France SAS	0.19%	121.44	0.44%	32.45	0.00%	—	-0.16%	32.45
Jaguar Land Rover Australia Pty Limited	0.17%	106.53	1.46%	108.89	0.00%	—	-0.54%	108.89
Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd	13.47%	8,443.53	93.09%	6,939.08	0.00%	—	-34.69%	6,939.08
Jaguar Land Rover Japan Limited	0.46%	290.64	0.60%	44.43	0.00%	—	-0.22%	44.43
Jaguar Land Rover Korea Company Limited	0.22%	137.11	1.64%	122.15	0.00%	—	-0.61%	122.15
Jaguar Land Rover Canada ULC	0.27%	168.63	1.80%	134.53	0.00%	—	-0.67%	134.53
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	0.80%	499.67	-8.48%	(631.94)	0.00%	—	3.16%	(631.94)
Limited Liability Company “Jaguar Land Rover” (Russia)	1.01%	634.25	8.59%	640.55	0.00%	—	-3.20%	640.55
“Jaguar Land Rover (South Africa) (Pty) Ltd	0.38%	241.25	1.78%	132.84	0.00%	—	-0.66%	132.84
Jaguar Land Rover Belux NV	0.12%	73.08	0.36%	26.79	0.00%	—	-0.13%	26.79

F-296

	(₹ in crores)
Name of enterprises	As % of consolidated net assets	Net Assets (total assets minus total liabilities)	As % of consolidated profit or loss	Share of profit or loss	As % of consolidated OCI	Share of OCI	As % of total comprehensive income	Total comprehensive income
Jaguar Land Rover South Africa Holdings Limited	2.15%	1,344.92	2.42%	180.37	0.00%	—	-0.90%	180.37
Land Rover Ireland Limited	0.01%	7.12	0.01%	0.53	0.00%	—	0.00%	0.53
Jaguar Land Rover Espana SL (formerly known as Land Rover Espana SL)	0.66%	412.48	0.90%	66.79	0.00%	0.14	-0.33%	66.93
Jaguar Land Rover Nederland BV	0.06%	36.80	0.27%	20.49	0.00%	—	-0.10%	20.49
The Lanchester Motor Company Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Daimler Motor Company Limited	0.02%	12.14	0.00%	—	0.00%	—	0.00%	—
S S Cars Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Daimler Transport Vehicles Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
The Jaguar Collection Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Cars (South Africa) (Pty) Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Cars Ltd	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Land Rover Exports Ltd (non-trading)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Jaguar Land Rover Pension Trustees Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
Shanghai Jaguar Land Rover Automotive Services Company Ltd	0.00%	2.60	-0.02%	(1.51)	0.00%	—	0.01%	(1.51)
Jaguar Land Rover Slovakia s.r.o	0.27%	171.68	-0.08%	(6.23)	-0.05%	14.92	-0.04%	8.69
Jaguar Land Rover Singapore Pte Ltd	0.03%	16.74	0.20%	14.73	0.00%	—	-0.07%	14.73
Jaguar Racing Limited	0.03%	18.47	0.27%	19.88	0.00%	—	-0.10%	19.88
Jaguar Land Rover Colombia SAS	0.01%	8.92	0.02%	1.76	0.00%	—	-0.01%	1.76
InMotion Ventures Limited	-0.08%	(49.23)	-0.71%	(52.98)	0.00%	—	0.26%	(52.98)
Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd.	0.04%	23.27	0.05%	3.55	0.00%	(0.94)	-0.01%	2.61
PT Tata Motors Distribusi Indonesia	-0.01%	(8.53)	-0.60%	(44.56)	0.00%	—	0.22%	(44.56)
TMNL Motor Services Nigeria Ltd	0.00%	(0.07)	0.00%	(0.20)	0.00%	(0.33)	0.00%	(0.53)
Minority Interests in all subsidiaries
Indian
Concorde Motors (India) Ltd	0.00%	—	0.00%	—	0.00%		0.00%	—
Tata Marcopolo Motors Ltd	-0.09%	(54.17)	-0.09%	(6.59)	0.00%	0.21	0.03%	(6.38)
Tata Motors Finance Ltd	0.00%	—	0.00%	—	0.00%		0.00%	—
Tata Technologies Ltd	-0.64%	(401.75)	-1.30%	(97.03)	-0.12%	33.25	0.32%	(63.78)
Foreign
Tata Motors (SA) (Proprietary) Ltd	-0.01%	(4.56)	0.00%	(0.34)	0.00%	(0.18)	0.00%	(0.52)
Tata Precision Industries Pte Ltd	0.00%	(0.22)	0.00%	—	0.00%		0.00%	—
Tata Motors (Thailand) Limited	0.03%	19.57	0.06%	4.80	0.00%	(0.03)	-0.02%	4.77
Trilix S.r.l	-0.02%	(12.04)	-0.04%	(3.04)	0.00%	1.02	0.01%	(2.02)
Joint operations
Indian
Fiat India Automobiles Private Limited	2.40%	1,503.66	1.90%	141.32	0.00%	(0.83)	-0.70%	140.49
Tata Cummins Private Ltd	0.61%	381.87	0.42%	31.12	0.01%	(2.38)	-0.14%	28.74
Adjustments arising out of consolidation	-175.96%	(110,269.60)	-180.23%	(13,434.83)	14.62%	(4,014.30)	87.22%	(17,449.13)

Sub - total (a)		58,061.89		5,961.36		(27,151.60)		(21,190.24)

Joint ventures (as per proportionate consolidation/investment as per the equity method
Indian
Tata HAL Technologies Ltd	0.00%	—	-0.03%	(2.30)	0.00%	—	0.01%	(2.30)
Foreign
Spark 44 Ltd	0.10%	64.77	0.40%	29.95	0.05%	(13.03)	-0.08%	16.92
Chery Jaguar Land Rover Automotive Co Ltd	5.85%	3,668.61	18.17%	1,354.42	1.02%	(280.16)	-5.37%	1,074.26
Sub - total (b)		3,733.38		1,382.07		(293.19)		1,088.88
Associates (Investment as per the equity method)
Indian
Tata AutoComp Systems Ltd	0.34%	212.06	0.19%	13.90	0.01%	(3.66)	-0.05%	10.24
Automobile Corporation of Goa Ltd	0.22%	136.83	0.10%	7.10	0.00%	(0.01)	-0.04%	7.09
Tata Hitachi Construction Machinery Company Private Ltd	0.63%	392.98	1.15%	85.72	0.01%	(3.27)	-0.41%	82.45
Foreign
Nita Company Ltd	0.05%	28.42	0.06%	4.21	0.00%	(0.97)	-0.02%	3.24
Tata Precision Industries (India) Ltd	—	—	—	—	0.00%	—	0.00%	—
Synaptiv Limited	0.00%	1.37	—	—	0.00%	—	0.00%	—
CloudCar Inc	0.15%	96.96	—	—	0.03%	(7.60)	0.04%	(7.60)
Jaguar Cars Finance Limited	0.01%	3.91	0.00%	—	0.00%	—	0.00%	—

Sub - total (c)		872.39		110.93		(15.51)		95.42

Total (b + c)		4,606.01	100.00%	1,493.00	100.00%	(308.70)	100.00%	1,184.30

Total (a + b)	100.00%	62,667.90	100.00%	7,454.36	100.00%	(27,460.30)	100.00%	(20,005.94)

F-297

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

45.	Other Notes

(a)	Disclosure on Specified Bank Notes (SBNs)

As required by MCA notification G.S.R. 308 (E) dated March 30, 2017, details in respect of Specified Bank Notes (SBNs) held and transacted during the period from November 8, 2016 to December 30, 2016 are given below:

	(Amount in ₹)
Particulars	SBNs	Other denomination notes	Total
Closing cash in hand as on November 8, 2016	9,59,50,250	1,07,28,889	10,66,79,139
(+) Non-permitted receipts	79,500	—	79,500
(+) Permitted receipts	—	1,85,09,67,818	1,85,09,67,818
(-) Permitted payments	4,99,500	2,61,55,712	2,66,55,212
(-) Amount deposited in banks	9,55,30,250	1,72,69,17,216	1,82,24,47,466

Closing cash in hand as on December 30, 2016	—	10,86,23,779	10,86,23,779

(b)

“Exceptional item VI (b)” of ₹147.93 crores for the year ended March 31, 2017, relates to provision for inventory of BS III vehicles as at March 31, 2017. This does not include higher level of customer discounts and variable marketing expenses in March 2017, to support higher level of retail sales which have been netted off against “Income from operations”.

(c)	The following subsidiaries have been considered on Unaudited basis. Details for the same as per individual entity’s financials are as under:

	(₹ in crores)
Particulars	Net Worth As at March 31, 2017	Total Revenue for the year ended March 31, 2017	Net Increase / (Decrease) in Cash & Cash equivalent during 2016-2017
Subsidiaries:
Tata Motors European Technical Centre Plc	306.12	216.33	(36.86)
Trilix S.r.l	52.09	119.26	8.66
Tata Precision Industries Pte Ltd	0.94	—	(0.16)
Tata Hispano Motors Carrocera S.A	(647.95)	0.56	(0.29)
Tata Hispano Motors Carroceries Maghreb S.A	(22.46)	0.36	(17.46)

Total	(311.26)	336.51	(46.11)

For the year ended/as at March 31, 2016	(406.42)	398.72	41.83

(d)

The Company has a process whereby periodically all long term contracts (including derivative contracts) are assessed for material foreseeable losses. At the year end, the Company has reviewed and ensured that adequate provision are required under any law/accounting standards for material foreseeable losses on such long term contracts (including derivative contracts) has been made in the books of account.

(e)	Current period figures are shown in bold prints.

For and on behalf of the Board
N CHANDRASEKARAN [DIN: 00121863] Chairman	R A MASHELKAR [DIN: 00074119] N MUNJEE [DIN: 00010180] V K JAIRATH [DIN: 00391684] O P BHATT [DIN: 00548091] R SPETH [DIN: 03318908] Directors

GUENTER BUTSCHEK [DIN: 07427375]

CEO & Managing Director

R PISHARODY [DIN: 01875848]

Executive Director

S B BORWANKAR [DIN: 01793948]

Executive Director

C RAMAKRISHNAN

Group Chief Financial Officer

H K SETHNA [FCS: 3507]

Company Secretary
Mumbai, May 23, 2017

F-298

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-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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